FILED BY ENERFLEX LTD.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: EXTERRAN CORPORATION
COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON
FORM F-4 FILED BY ENERFLEX LTD.: 333-263714

ENERFLEX LTD. SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 11, 2022September 8, 2022These materials are important and require your immediate attention. They require shareholders of Enerflex Ltd. (Enerflex) to make important decisions. If you have questions or require assistance voting your Enerflex common shares, you can contact our strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone toll free in North America at 1.888.999.3016 or at 1.289.695.3075 outside of North America, or by email at assistance@morrowsodali.com. If you are in doubt as to how to make these decisions or require assistance with voting your Enerflex common shares, please contact your financial, legal or other professional advisors. No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of the transaction, described in this document, the securities being issued in connection with such transaction or the adequacy of the information contained in this document and it is an offence to claim otherwise.

NOTICE OF SPECIAL MEETING OF ENERFLEX SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Enerflex Special Meeting”) of the holders (the “Enerflex Shareholders”) of common shares (“Enerflex Common Shares”) of Enerflex Ltd. (“Enerflex”) will be held at The Westin Calgary, 320 4th Avenue S.W., Calgary, Alberta on October 11, 2022 at 9:00 a.m. (MDT). At the Enerflex Special Meeting, holders of Enerflex Common Shares will be asked to consider, and, if deemed appropriate, pass, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is set out in “Appendix A – Resolution to be Approved at the Enerflex Special Meeting” to the accompanying management information circular of Enerflex dated September 8, 2022 (the “Management Information Circular”), approving the issuance of the number of Enerflex Common Shares as shall be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement (as such terms are defined in the Management Information Circular), anticipated to be up to an aggregate of 34,013,055 Enerflex Common Shares and up to an additional 5,000 Enerflex Common Shares that may be issuable to accommodate the effects of rounding or other administrative purposes.

We will also consider other business that may properly be brought before the Enerflex Special Meeting or any adjournment or postponement thereof. This Notice of Special Meeting of Enerflex Shareholders is accompanied by the Management Information Circular and a form of proxy or voting instruction form (as applicable). Enerflex Shareholders are referred to the Management Information Circular for more detailed information regarding the Enerflex Special Meeting.

The directors of Enerflex have fixed September 9, 2022 as the record date for the Enerflex Special Meeting. Enerflex Shareholders of record as at the close of business on September 9, 2022 are entitled to notice of the Enerflex Special Meeting and to vote their Enerflex Common Shares thereat or at any adjournment or postponement thereof.

To be voted at the Enerflex Special Meeting, your proxy must be received before 9:00 a.m. (MDT) on October 6, 2022 or not less than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the time fixed for holding the Enerflex Special Meeting (or any adjournment or postponement thereof). The time limit for the deposit of proxies may be waived or extended by the Chair of the Enerflex Special Meeting at his or her sole discretion without notice. Late proxies may be accepted or rejected by the Chair of the Enerflex Special Meeting at his or her sole discretion without notice.

If you are a non-registered (beneficial) Enerflex Shareholder and have received these materials through a broker, bank, or other agent, you must provide your voting instructions to, or complete, sign, and return your voting instruction form in accordance with the instructions provided by such broker, bank, or other agent.

In the Management Information Circular, you will find important information and instructions about how to participate at the Enerflex Special Meeting. Every vote matters. Please remember to vote your Enerflex Common Shares by proxy, telephone, or online in advance of the Enerflex Special Meeting. If you have questions or require assistance voting your Enerflex Common Shares, you can contact our strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone toll free in North America at 1.888.999.3016, or at 1.289.695.3075 outside of North America or by email at assistance@morrowsodali.com.

We look forward to your participation in our meeting on October 11, 2022 and thank you for your support of Enerflex.

BY ORDER OF THE BOARD OF DIRECTORS

[signed] “Marc E. Rossiter”

Marc E. Rossiter

Director, President and Chief Executive Officer

September 8, 2022

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MESSAGE FROM THE CHAIR OF THE BOARD AND

THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

September 8, 2022

Fellow Shareholders:

On January 24, 2022 Enerflex Ltd. (“Enerflex”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Exterran Corporation (“Exterran”) and Enerflex US Holdings Inc., a direct wholly-owned subsidiary of Enerflex (“Merger Sub”) that provides for the acquisition of Exterran by Enerflex. Under the Merger Agreement, Merger Sub will merge with and into Exterran and Exterran shall continue its corporate existence under Delaware law as the surviving corporation in the merger and will be a direct wholly-owned subsidiary of Enerflex (together with the other transactions contemplated by the Merger Agreement, the “Transaction”). Completion of the Transaction will result in a premier integrated global provider of energy infrastructure.

We are pleased to invite you to attend a special meeting of the holders of common shares (“Enerflex Common Shares”) of Enerflex (“Enerflex Shareholders”) to be held at 9:00 a.m. (MDT) on October 11, 2022 (the “Enerflex Special Meeting”). Enerflex is holding the Enerflex Special Meeting at The Westin Calgary, 320 4th Avenue S.W., Calgary, Alberta. Shareholders will be able to vote on all business properly brought before the Enerflex Special Meeting as further described in the accompanying management information circular of Enerflex dated September 8, 2022 (the “Management Information Circular”). Enerflex Shareholders that vote by proxy ahead of the Enerflex Special Meeting will be able to do so in the usual way. More details about voting can be found in the Management Information Circular under the heading “General Information for the Enerflex Special Meeting – Voting of Proxies”.

The Merger Agreement and the Transaction were unanimously approved by the respective boards of directors of Enerflex and Exterran. Under the Merger Agreement, each share of common stock of Exterran (“Exterran Common Stock”), other than certain excluded shares as described in the Merger Agreement, will be converted automatically into the right to receive 1.021 validly issued, fully paid and non-assessable Enerflex Common Shares (“Merger Consideration”). This exchange ratio is fixed and will not be adjusted for fluctuations in the market price of Enerflex Common Shares or shares of Exterran Common Stock between the date of the Merger Agreement and the closing of the Transaction.

At the Enerflex Special Meeting, you will be asked to approve an ordinary resolution, being a resolution approved by a majority of the votes cast by holders of outstanding Enerflex Common Shares represented in person or by proxy and entitled to vote at the Enerflex Special Meeting (the “Share Issuance Resolution”), approving the issuance of up to an aggregate of 34,018,055 Enerflex Common Shares representing the number of Enerflex Common Shares expected to be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement, which includes an additional 5,000 Enerflex Common Shares that may be issuable to accommodate the effects of rounding or other administrative purposes. It is a closing condition under the Merger Agreement and a requirement under policies of the Toronto Stock Exchange that the Share Issuance Resolution be approved in order for the Transaction to close.

RBC Dominion Securities Inc. (“RBC”) has acted as financial advisor to Enerflex in connection with the Transaction and RBC has provided the Board of Directors of Enerflex (the “Board”) with an opinion that, as of the date of such opinion and subject to the assumptions, limitations, qualifications, and other matters stated in such opinion, the Merger Consideration is fair, from a financial point of view to Enerflex. The fairness opinion of RBC is attached as “Appendix C – RBC Fairness Opinion” to the Management Information Circular.

Enerflex’s Board of Directors has unanimously determined, after consulting with its legal and financial advisors, and, among other things, following review and consideration of the fairness opinion rendered by RBC, that it is in the best interests of Enerflex to enter into the Merger Agreement and complete the Transaction and has resolved to recommend that the Enerflex Shareholders vote FOR the Share Issuance Resolution.

The Transaction cannot be completed without Enerflex Shareholders approving the Share Issuance Resolution. The Enerflex Board of Directors unanimously recommends that Enerflex Shareholders vote FOR the Share Issuance Resolution.

Upon completion of the Transaction, all current members of the Board will continue to serve as directors of Enerflex and one of the current directors of Exterran will be appointed to the Board.

Please refer to the Management Information Circular for a more detailed description of the Transaction, including information about Exterran, the terms and conditions of the Merger Agreement, the opinion of Enerflex’s financial advisor, information about the Enerflex Special Meeting, a summary of the factors considered by the Enerflex Board in considering the Transaction and the risk factors relating to Enerflex, Exterran, and the closing of the Transaction. Please give the Management Information Circular your careful consideration and, if you require assistance, consult your financial or other professional advisors.

ii

In the Management Information Circular, you will find important information and instructions about how to participate at the meeting. Every vote matters. Please remember to vote your Enerflex Common Shares by proxy, telephone, or online in advance of the Enerflex Special Meeting. If you have questions or require assistance voting your Enerflex Common Shares, you can contact our strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone toll free in North America at 1.888.999.3016, or at 1.289.695.3075 outside of North America or by email at assistance@morrowsodali.com.

Sincerely,

(signed) “Kevin J. Reinhart” Kevin J. Reinhart Board Chair Enerflex Ltd.	(signed) “Marc E. Rossiter” Marc E. Rossiter Director, President and Chief Executive Officer Enerflex Ltd.

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ENERFLEX LTD. MANAGEMENT INFORMATION CIRCULAR

INFORMATION CONTAINED IN THIS MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is provided in connection with the solicitation by management of Enerflex of proxies from Enerflex Shareholders for use at the Enerflex Special Meeting for the purposes set out in the accompanying Notice of Special Meeting of Shareholders. No person has been authorized to give any information or make any representation in connection with the Transaction or any other matters described herein other than those statements and representations contained in this Management Information Circular. Information in this Management Information Circular is given as of September 8, 2022 or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

Enerflex has supplied all information contained in or incorporated by reference in this Management Information Circular relating to Enerflex, and Exterran has supplied all information contained in or incorporated by reference in this Management Information Circular relating to Exterran. See “Information Contained in this Management Information Circular Regarding Exterran”.

Enerflex Shareholders should not construe the contents of this Management Information Circular as legal or financial advice and should consult with their own professional advisors as to the relevant legal, financial, or other matters which pertain to their individual circumstances.

Capitalized terms used in this Management Information Circular and not otherwise defined have the meanings set forth under the heading “Glossary of Terms”.

Cautionary Statement Regarding Forward-Looking Statements

This Management Information Circular contains certain forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws. This information has been included to provide readers with information about the transactions contemplated by the Merger Agreement, including the Transaction, Enerflex and Exterran, and their respective Subsidiaries and Affiliates, including management’s assessment of Enerflex’s and its Subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking information is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “plan”, “propose”, “intend”, “target”, “believe”, “likely”, “will”, “should”, “may” and similar words suggesting future outcomes or statements regarding an outlook. All statements, other than statements of historical fact, may be forward-looking information. In particular, this Management Information Circular contains forward-looking information relating to, but not limited to, statements concerning: the completion of the transactions contemplated by the Merger Agreement, including the Transaction and the issuance of Enerflex Common Shares, the details of the Transaction, its anticipated timing and the risks associated therewith; the satisfaction or waiver of conditions to the Transaction and their anticipated timing; the receipt and timing of required Governmental Approvals in connection with the Transaction; the anticipated benefits and synergies of the Transaction and the anticipated timing in which such benefits will be realized, if at all; that the Transaction is expected to be accretive to Enerflex Shareholders; pro forma information relating to Enerflex, Exterran, and the Surviving Corporation and the reasonableness of assumptions used in the preparation of such pro forma information; the currency of Enerflex’s dividends after Closing; Exterran’s expectations and plans for future growth; Exterran’s ability to strategically grow its business, expand its customer base, enhance its safety performance and continue to optimize its global platform, products, solutions and services and enhance its profitability; the factors and potential risks that may affect the business of Exterran; Exterran’s ability to capitalize on opportunities in the U.S. and international markets and its competitive strengths; Exterran’s belief that its global customer base will continue to invest in infrastructure projects based on longer-term fundamentals; Exterran’s intention to maintain a capital structure with an appropriate amount of leverage and financial flexibility; financial and operational measures related to Exterran’s business and its primary operating segments; operational timelines and processes related to Exterran’s business; the competitive strengths attributed to Exterran; the key challenges and uncertainties Exterran will face in the future; the expectation that demand improvement is expected in 2022; Exterran’s belief that it will be reimbursed for costs incurred to date on various projects; the demand for Exterran’s services; the expected timing of revenue recognition from Exterran’s contract operations; the statements summarized in “Schedule D – Management’s Discussion and Analysis of Exterran for the three and six month period ended June 30, 2022” to “Appendix E – Information Concerning Exterran Corporation” under the heading “Disclosure Regarding Forward-Looking Statements”; the consideration to be paid to Exterran Stockholders by Enerflex and anticipated sources of funding for such consideration; the impact of credit ratings on Enerflex’s cost of capital; any transaction fees payable in connection with the Transaction; the mechanics of the transactions contemplated by the Merger Agreement; the percentage of Enerflex Common Shares anticipated to be owned by former Exterran Stockholders and current Enerflex Shareholders following the completion of the Transaction; the composition of the Enerflex Board; the delisting of shares of Exterran Common Stock from the NYSE and the deregistration of the Exterran Common Stock under the Exchange Act and the expected timing thereof; the listing of the Enerflex Common Shares comprising the Merger Consideration on the TSX and the NYSE and the anticipated timing thereof; the expected corporate governance, dividend and compensation practices of the combined company upon Closing; Enerflex’s status as a foreign private issuer following the completion of the Transaction; the combined company’s ability to successfully achieve strategic objectives and the timing associated therewith; the integration of the respective businesses of Enerflex and Exterran, and the effects and costs of such integration; characteristics of the Surviving Corporation, including its name, board of directors, business, strategy, scale, competitive position, market reach, share capital, workforce and dividend policy; the effects of the Transaction on the combined company, including financial and operational, business prospects, revenues, shareholder returns, cost reductions, cash flows, enhanced margins, and operational safety; the mechanics of the Enerflex Special Meeting and expected timing thereof; the expected outcome of ongoing legal disputes and the materiality thereof; and the Debt Financing.

The forward-looking information contained in this Management Information Circular is based on current expectations, estimates, projections and assumptions, having regard to Enerflex’s and, as applicable, Exterran’s, experience and perception of historical trends, and includes, but is not limited to, expectations, estimates, projections and assumptions relating to: Enerflex’s and Exterran’s ability to close the Transaction on the expected terms and on the anticipated timeline, if at all; the satisfaction or waiver of the conditions to Closing on the expected timeline, if at all; Enerflex’s expected access to sufficient capital to pursue development plans associated with full ownership of the Surviving Corporation; the markets in which Enerflex’s and Exterran’s products are used; commodity demand growth; commodity prices and interest rates; foreign exchange rates; effective tax rates; performance of Enerflex’s and Exterran’s assets and equipment; sufficiency of Enerflex’s budgeted capital expenditures in carrying out Enerflex’s business plan; geopolitical conditions, including armed conflict; applicable laws, regulations and governmental policies; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Enerflex and Exterran; and the anticipated impacts of the COVID-19 pandemic on Enerflex’s and Exterran’s respective businesses, operating results, and/or cash flows and/or financial condition. Although Enerflex believes the expectations, estimates, projections and assumptions reflected in the forward-looking information contained in this Management Information Circular are reasonable as of the date hereof, there can be no assurance that they will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from those expressed or implied by forward-looking information. By its nature, forward-looking information involves numerous inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the timing of Closing, including receipt of all required regulatory and shareholder approvals and the satisfaction of other conditions precedent, if at all; interloper risk; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the Transaction and other disruptions and distractions arising from the Transaction; changes in business strategy and strategic opportunities; the actions and decisions of applicable regulatory bodies; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the Enerflex Common Share price, which may negatively impact the value of the consideration offered to Exterran Stockholders; the ability of management of Enerflex and its Subsidiaries and Affiliates to execute key priorities, including those in connection with the Transaction; the impact of general economic conditions, including the duration and severity of negative impacts resulting from the COVID-19 pandemic or other crises; industry conditions, including the adoption of new environmental, taxation, and other laws and regulations, and changes in how they are interpreted and enforced; environmental, social and governance expectations and investor sentiment; information security; volatility of crude oil and natural gas prices; crude oil and natural gas product supply and demand; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations, including future dividends to shareholders; increased competition; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; the lack of availability of qualified personnel or management; fluctuations in foreign exchange or interest rates; stock market volatility; risks related to cultural, political and economic factors in foreign jurisdictions; risks related to corruption, sanctions, and trade compliance; and other factors, many of which are beyond Enerflex’s control.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. For additional information about factors that could cause Enerflex’s, Exterran’s and the combined company’s results to differ materially from those described in the forward-looking information, please see the section of this Management Information Circular entitled “Risk Factors” as well as reports filed by Enerflex and Exterran from time to time with securities regulators in Canada and the U.S., including any proxy statement, prospectus, material change report, management information circular or registration statement filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on forward-looking information cannot be determined with certainty.

Except as required by law, Enerflex undertakes no obligation to update publicly or otherwise revise any forward–looking information contained in this Management Information Circular, or the foregoing assumptions and risks affecting such forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information in this Management Information Circular is expressly qualified in its entirety by these cautionary statements.

Information Contained in this Management Information Circular Regarding Exterran

Certain information in this Management Information Circular has been provided by Exterran, including, but not limited to, information pertaining to Exterran contained in “Appendix E – Information Concerning Exterran Corporation”, including the documents which have been filed with the SEC by Exterran. With respect to this information, Enerflex and the Enerflex Board have relied exclusively upon Exterran, without independent verification by Enerflex. Although Enerflex does not have any knowledge that would indicate that such information is untrue or incomplete, neither Enerflex nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Exterran’s financial statements, or for the failure by Exterran to disclose events or information that may affect the completeness or accuracy of the information provided by

Exterran. For further information regarding Exterran, please refer to Exterran’s filings with the SEC, which may be obtained under Exterran’s profile on EDGAR at www.sec.gov. Except as otherwise indicated, the information contained in, or that can be accessed through, the SEC’s website is not intended to be incorporated by reference in this Management Information Circular.

Non-IFRS Measures

This Management Information Circular and certain documents incorporated by reference herein make reference to certain non-IFRS financial measures (“Non-IFRS Measures”) to assist in assessing Enerflex’s and the combined company’s financial performance and outlook, such as net debt to EBITDA and adjusted EBITDA. These financial measures do not have a standardized meaning as prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures have been described and presented in order to provide Enerflex Shareholders, potential investors, and analysts with additional measures for analyzing the Transaction and the combined company’s liquidity and ability to generate funds to finance its operations after Closing. Such information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Copies of the Enerflex Annual MD&A and Enerflex Interim MD&A, which are incorporated by reference herein, are available on SEDAR at www.sedar.com.

Net debt to EBITDA

For more information about this Non-IFRS Measure, including an explanation of the composition of the measure, an explanation of how the measure provides useful information to investors, and a qualitative reconciliation of EBITDA to EBIT as well as the calculation of Net debt, see the Enerflex Annual MD&A at “Definitions” on page 17 and “Non-IFRS Measures” on page 19, and the Enerflex Interim MD&A at “Non-IFRS Measures” on page 15.

Adjusted EBITDA

For more information about this Non-IFRS Measure, including an explanation of the composition of the measure, an explanation of how the measure provides useful information to investors, and a quantitative reconciliation to Reported EBIT, the closest comparable IFRS measure, see the Enerflex Annual MD&A at “Adjusted EBITDA” on pages 6-7 and the Enerflex Interim MD&A at “Adjusted EBITDA” on pages 3-4.

Non-U.S. GAAP Measures

“Appendix E – Information Concerning Exterran Corporation” to this Management Information Circular makes reference to certain non-U.S. GAAP (“Non-U.S. GAAP Measures”) to assist in assessing Exterran’s financial performance, such as EBITDA, EBITDA, as adjusted, EBITDA percentage rate, backlog return on assets, and booking activity levels. These financial measures do not have a standardized meaning as prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. These measures have been described and presented in order to provide Enerflex Shareholders, potential investors, and analysts with additional measures for analyzing Exterran and assessing its financial performance. Such information should not be considered in isolation or as a substitute for measures prepared in accordance with U.S. GAAP.

EBITDA, as adjusted

EBITDA, as adjusted is a Non-U.S. GAAP measure defined by Exterran as net income (loss) excluding income (loss) from discontinued operations (net of tax), cumulative effect of accounting changes (net of tax), income taxes, interest expense (including debt extinguishment costs), depreciation and amortization expense, impairment charges, restructuring and other charges, non-cash gains or losses from foreign currency exchange rate changes recorded on intercompany obligations, expensed acquisition costs, gain on extinguishment of debt, and other items. Exterran believes EBITDA, as adjusted, is an important measure of operating performance because it allows management, investors, and others to evaluate and compare its core operating results from period to period by removing the impact of Exterran’s capital structure (interest expense from its outstanding debt), asset base (depreciation and amortization), its Subsidiaries’ capital structure (non-cash gains or losses from foreign currency exchange rate changes on intercompany obligations), tax consequences, impairment charges, restructuring and other charges, expensed acquisition costs, gain on extinguishment of debt, and other items. Exterran’s Management uses EBITDA, as adjusted, as a supplemental measure to review current period operating performance, comparability measures and performance measures for period to period comparisons. In addition, Exterran’s Compensation Committee has used EBITDA, as adjusted, in evaluating the performance of Exterran and Exterran’s management and in evaluating certain components of executive compensation, including performance-based annual incentive programs. Exterran’s EBITDA, as adjusted, may not be comparable to a similarly titled measure of another company because other entities may not calculate EBITDA in the same manner.

EBITDA, as adjusted, is not a measure of financial performance under U.S. GAAP and should not be considered in isolation or as an alternative to net income (loss), cash flows from operating activities or any other measure determined in accordance with U.S. GAAP. Items excluded from EBITDA, as adjusted, are significant and necessary components to the operation of Exterran’s business and therefore, EBITDA, as adjusted, should only be used as a supplemental measure of Exterran’s operating performance.

EBITDA percentage rate

EBITDA percentage rate is a Non-U.S. GAAP Measure defined by Exterran as EBITDA, as adjusted, divided by total revenue. Exterran uses this financial performance measure in connection with its performance-based compensation as it believes it encourages growth in strategic business areas; increases focus on profitability, quality of revenue and cost controls. See “EBITDA, as adjusted” above and “Appendix E – Information Concerning Exterran Corporation” at “Schedule E – Executive Compensation Summary” under the subheading “Long-Term Incentive (“LTI”) Equity-Based Program”.

Backlog return on assets

Backlog return on assets is a Non-U.S. GAAP Measure defined by Exterran as adjusted gross margin divided by property, plant and equipment plus inventory. Exterran uses this financial performance measure in connection with its performance-based compensation as Exterran management believes it ensures improved value creation through returns on revenue generating assets and increased contracted revenue backlog. See “Appendix E – Information Concerning Exterran Corporation” at “Schedule E –Long-Term Incentive (“LTI”) Equity-Based Program”.

Notice to U.S. Securityholders

The Enerflex Common Shares are listed for trading on the TSX. Upon the Form F-4 becoming effective, Enerflex expects to continue to be classified as a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act. As a foreign private issuer, Enerflex will be exempt from certain rules under the Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under section 14 of the Exchange Act. This Management Information Circular is prepared in compliance with applicable Canadian securities laws and regulations, and the solicitation contemplated herein is being made to Enerflex Shareholders resident in the U.S. only in accordance with applicable Canadian corporate and securities laws and regulations. Additionally, as a foreign private issuer, subject to certain conditions, Enerflex will be permitted to follow home country practice instead of certain governance requirements set out by the SEC or in the NYSE rules.

Enerflex Shareholders resident in the U.S. should be aware that, in general, such Canadian disclosure requirements differ from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of Enerflex incorporated by reference herein and the financial statements of Exterran attached to “Appendix E – Information Concerning Exterran Corporation” have been prepared in accordance with IFRS with respect to Enerflex’s financial statements and U.S. GAAP with respect to Exterran’s financial statements.

In connection with the Transaction, Enerflex and Exterran have filed relevant materials with the SEC, including the Form F-4 that includes the Proxy Statement/Prospectus, which will be the sole means by which Enerflex will offer any securities to U.S. holders of shares of Exterran Common Stock in connection with the Transaction.

Enerflex exists under the CBCA. A substantial portion of Enerflex’s assets are located outside the U.S., and many of Enerflex’s directors, and officers and some of the experts named in this Management Information Circular are residents of jurisdictions outside of the U.S. As a result, it may be difficult for investors to effect service within the U.S. upon Enerflex and those directors, officers and experts, or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liability of Enerflex and such directors, officers or experts under U.S. federal or state securities laws. There is uncertainty as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of the civil liabilities predicated upon U.S. federal securities laws.

Information Incorporated by Reference

The following documents, filed with the securities commissions or similar regulatory authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Management Information Circular, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Management Information Circular or in any other subsequently filed document that is also incorporated by reference in this Management Information Circular:

1.	annual information form of Enerflex for the year ended December 31, 2021 dated February 23, 2022 (“Enerflex AIF”);

2.

amended and restated annual report of Enerflex dated March 1, 2022 (“Enerflex Annual Report”) inclusive of amended and restated audited annual consolidated financial statements of Enerflex as at and for the years ended December 31, 2021 and 2020, together with the notes thereto (“Enerflex Annual Financial Statements”) and amended and restated management’s discussion and analysis for the year ended December 31, 2021 dated February 23, 2022 (“Enerflex Annual MD&A”);

3.

unaudited interim consolidated financial statements of Enerflex as at and for the three and six months ended June 30, 2022, together with the notes thereto, dated August 10, 2022 (the “Enerflex Interim Financial Statements”);

4.	management’s discussion and analysis for the three and six months ended June 30, 2022 (the “Enerflex Interim MD&A”);

5.	management information circular dated March 4, 2022 in respect of Enerflex’s annual meeting of Enerflex Shareholders held on May 3, 2022 (“Enerflex Annual Management Information Circular”); and

6.	material change report dated January 24, 2022 in respect of the Transaction.

Any statement contained in this Management Information Circular or in a document incorporated by reference in this Management Information Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Management Information Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Management Information Circular except as so modified or superseded.

All documents of the type referred to above, including material change reports (but excluding any confidential material change reports), any other document of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus and any other document explicitly described therein as being incorporated by reference in this Management Information Circular that is filed by Enerflex under Enerflex’s profile on SEDAR at www.sedar.com after the date of this Management Information Circular and before the Enerflex Special Meeting are deemed to be incorporated by reference in this Management Information Circular.

In addition, investors and Enerflex Shareholders may obtain free copies of this Management Information Circular and other documents filed with the applicable securities regulators in Canada by Enerflex online at https://www.enerflex.com/investors/request-for-information/index.php, www.sedar.com, upon written request delivered to Enerflex at Suite 904, 1331 Macleod Trail SECalgary, Alberta, Canada, T2G 0K3, Attention: Office of the Corporate Secretary and Associate General Counsel, or by calling Enerflex at 403.261.4280 and may obtain free copies of the documents filed with the SEC by Exterran online at https://www.exterran.com/EXTN/SECFilings and www.sec.gov, upon written request delivered to Exterran at 11000 Equity Drive Houston, Texas 77041, Attention: Corporate Secretary, or by calling Exterran at 281.836.7000.

Currency

All references in this Management Information Circular to dollars or “$” are to Canadian dollars, unless otherwise indicated, except that all references in “Appendix E – Information Concerning Exterran Corporation” to dollars or “$” are to U.S. dollars, unless otherwise indicated. All references in this Management Information Circular to “U.S.$” or “USD” are to U.S. dollars. The rates set forth below may differ from the actual rates used in Enerflex’s accounting processes and in the preparation of Enerflex’s consolidated financial statements or the unaudited pro forma financial information presented in this Management Information Circular.

Currency Exchange Rate Data

The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate, as reported by the Bank of Canada. Such exchange rate on September 8, 2022 was $1.3116 = U.S.$1.00.

	Period End	Average	Low	High

Year ended ($ per U.S.$)
2021(1)	1.2740	1.2535	1.2040	1.2933
2020(2)	1.2732	1.3415	1.2718	1.4496
2019(3)	1.2988	1.3269	1.2988	1.3600
2018(4)	1.3642	1.2957	1.2288	1.3642
2017(5)	1.2545	1.2986	1.2128	1.3743
Month ended ($ per U.S.$)
January 2022	1.2719	1.2616	1.2474	1.2772
February 2022	1.2698	1.2716	1.2677	1.2832
March 2022	1.2496	1.2658	1.2470	1.2867
April 2022	1.2792	1.2628	1.2451	1.2829
May 2022	1.2648	1.2852	1.2648	1.3039
June 2022	1.2886	1.2814	1.2540	1.3035
July 2022	1.2824	1.2942	1.2824	1.3138
August 2022	1.3111	1.2922	1.2753	1.3111
September 1 - 8, 2022	1.3116	1.3141	1.3116	1.3166

Notes:

(1)	From January 2, 2021 through December 31, 2021.
(2)	From January 2, 2020 through December 31, 2020.
(3)	From January 2, 2019 through December 31, 2019.
(4)	From January 2, 2018 through December 31, 2018.
(5)	From January 3, 2017 through December 29, 2017.

GLOSSARY OF TERMS

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Aggregate Enerflex Shares” means up to an aggregate of 34,018,055 Enerflex Common Shares, comprised of the number of Enerflex Common Shares expected to be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement, anticipated to be up to an aggregate of 34,013,055 Enerflex Common Shares and up to an additional 5,000 Enerflex Common Shares that may be issuable to accommodate the effects of rounding or other administrative purposes.

“Alternative Financing” has the meaning ascribed thereto in section 5.22(b) of the Merger Agreement.

“Alternative Proposal” means, with respect to Enerflex or Exterran, as applicable, any written inquiry, proposal, offer or indication of interest made by any Person or group of Persons (other than Enerflex, Merger Sub, Exterran or their respective Affiliates, as applicable) relating to or concerning (i) a plan of arrangement, amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization, tender offer, exchange offer, or similar transaction involving Enerflex or Exterran, as applicable, in each case, as a result of which the shareholders or stockholders of Enerflex or Exterran, as applicable, immediately prior to such transaction would cease to own at least 80% of the total voting power of Enerflex or Exterran, as applicable, or the surviving entity (or any direct or indirect parent company thereof), as applicable, immediately following such transaction, (ii) the acquisition by any third party of more than 20% of the net revenues, net income or total assets of Enerflex or Exterran, as applicable, and its Subsidiaries, on a consolidated basis, or (iii) the direct or indirect acquisition by any third party of more than 20% of the outstanding Enerflex Common Shares or shares of Exterran Common Stock, as applicable.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other applicable supranational, national, federal, state, county, local or foreign antitrust, competition, merger control, foreign direct investment control or trade statutes, rules, regulation, Orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, regulate foreign investments, in the U.S. and in other non-U.S. jurisdictions where Exterran and its Subsidiaries conduct business or the laws of which any of their respective businesses or properties is bound by.

“Beneficial Shareholder” has the meaning ascribed thereto in the section “General Information for the Enerflex Special Meeting – Beneficial Shareholders – Voting by Proxy”.

“Business Day” means any day other than a Saturday, Sunday, or a day on which the banks in New York, New York, U.S. or Calgary, Alberta, Canada, are authorized by law or executive order to be closed.

“CBCA” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as amended, including the regulations promulgated thereunder.

“Chai Trust” means Chai Trust Company, LLC, manager of funds holding an aggregate of 8,157,415 shares of Exterran Common Stock representing 24.57% of the issued and outstanding shares of Exterran Common Stock as of the date of this Management Information Circular.

“Change of Control Agreements” has the meaning ascribed thereto in the section “Exterran Executive Matters – Change of Control”.

“Change of Recommendation” means, with respect to Enerflex, a Parent Change of Recommendation and, with respect to Exterran, a Company Change of Recommendation, each as defined in the Merger Agreement.

“Closing” means the closing of the Transaction.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Colombia Approval” means the Governmental Approval required by the Antitrust Laws in Colombia.

“combined company” means Enerflex as the direct and sole owner of Exterran, after the closing of the Transaction.

“COVID-19” means SARS-CoV-2 or Coronavirus, and any evolutions or variants thereof or related or associated epidemics, pandemic, or disease outbreaks.

“Credit Facility” means the second amended and restated credit agreement, dated as of October 9, 2018, by and among Exterran, Exterran Energy Solutions, L.P., the guarantors party thereto, Wells Fargo Securities LLC, as administrative agent, and the other parties thereto (as the same may be amended, restated or otherwise modified from time to time).

“Debt Commitment Letter” means the Debt Commitment Letter delivered at signing of the Merger Agreement and all exhibits, schedules, term sheets, annexes, supplements, amendments, and other permitted modifications thereto and any fee letter(s) with respect thereto (in each case together with joinders to add additional financing parties).

“Debt Financing” refers to the Debt Financing contemplated in the Debt Commitment Letter, together with any replacement Debt Financing permitted under the Merger Agreement, including any bank financing or debt securities issued in lieu thereof.

“DGCL” refers to the General Corporation Law of the State of Delaware.

“EBITDA” means earnings before finance costs, income taxes, depreciation, and amortization.

“Effective Time” such time as a certificate of merger in connection with the Transaction has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Exterran and Merger Sub in writing and specified in the certificate of merger in accordance with the laws of the State of Delaware.

“End Date” means October 24, 2022; provided, that to the extent the Debt Financing has not been obtained or the condition to obtain the Required Antitrust Approvals with respect to the Transaction has not been satisfied on or prior to October 24, 2022, but all other conditions to Closing have been satisfied or waived (except for those conditions that by their nature are to be satisfied at Closing), the End Date will be automatically extended for 30 days; provided, further, that if the marketing period has started within 15 days of the End Date but has not ended or will not end on or prior to the End Date, the End Date will be automatically extended to the next business day after the last scheduled day of such marketing period.

“Enerflex” means Enerflex Ltd., a corporation existing under the CBCA.

“Enerflex AIF” has the meaning ascribed thereto under the section “Information Contained in the Management Information Circular – Information Incorporated by Reference”.

“Enerflex Annual Financial Statements” has the meaning ascribed thereto under the section “Information Contained in the Management Information Circular – Information Incorporated by Reference”.

“Enerflex Annual Management Information Circular” has the meaning ascribed thereto under the section “Information Contained in the Management Information Circular – Information Incorporated by Reference”.

“Enerflex Annual MD&A” has the meaning ascribed thereto under the section “Information Contained in the Management Information Circular – Information Incorporated by Reference”.

“Enerflex Annual Report” has the meaning ascribed thereto under the section “Information Contained in the Management Information Circular – Information Incorporated by Reference”.

“Enerflex Board” means the Board of Directors of Enerflex.

“Enerflex Common Shares” means the common shares in the capital of Enerflex.

“Enerflex Interim Financial Statements” has the meaning ascribed thereto under “Information Contained in the Management Information Circular – Information Incorporated by Reference”.

“Enerflex Interim MD&A” has the meaning ascribed thereto under “Information Contained in the Management Information Circular – Information Incorporated by Reference”.

“Enerflex Option Plan” means the Amended and Restated 2013 Stock Option Plan, as approved by Enerflex Shareholders on April 16, 2014, amended and restated by the Enerflex Board effective December 6, 2017, and further amended and restated by the Enerflex Board on February 21, 2020, with the amendment to increase the total number of Enerflex Common Shares reserved for issuance under the Enerflex Option Plan approved by the Enerflex Shareholders on May 8, 2020.

“Enerflex Options” means options to purchase Enerflex Common Shares granted under the Enerflex Option Plan.

“Enerflex Restricted Share Award” means a restricted share award of Enerflex subject to the same terms and conditions as the corresponding Exterran Restricted Share Award immediately prior to the Effective Time.

“Enerflex RSU Award” means a restricted stock unit award of Enerflex subject to the same terms and conditions as the corresponding Exterran RSU Award or Exterran Performance Share Award, as applicable, immediately prior to the Effective Time.

“Enerflex RSU Plan” means the Restricted Share Unit Plan of Enerflex, as amended from time to time.

“Enerflex Senior Notes” means the U.S.$105 million and CAD$15 million of senior notes due December 2024 issued by Enerflex under the note purchase agreement dated December 15, 2017 and the U.S.$70 million and CAD$30 million of senior notes due December 2027 issued by Enerflex under the note purchase agreement dated December 15, 2017.

“Enerflex Shareholder Approval” means the affirmative vote of a majority of the votes cast by Enerflex Shareholders represented in person or by proxy and entitled to vote on such matter in favour of the approval of the Share Issuance Resolution at the Enerflex Special Meeting, or any adjournment or postponement thereof.

“Enerflex Shareholders” means holders of Enerflex Common Shares.

“Enerflex Special Meeting” means the special meeting of Enerflex Shareholders to be held on October 11, 2022.

“Enerflex Superior Proposal” means an unsolicited, bona fide written Alternative Proposal, made after the date of the Merger Agreement, that the Enerflex Board determines in good faith, after consultation with Enerflex’s outside legal and financial advisors, and considering all legal, financial, financing and regulatory aspects of the proposal, the identity of the Person(s) making the proposal, the conditions to the closing and the timing and likelihood of the proposal being consummated in accordance with its terms, and any revisions to the terms of the Merger Agreement and the Transaction contemplated by the Merger Agreement proposed by Exterran during the Enerflex Superior Proposal Notice Period, would, if consummated, result in a transaction (i) that is more favourable to the Enerflex Shareholders from a financial point of view than the transactions contemplated by the Merger Agreement and (ii) that is reasonably likely to be completed, taking into account any regulatory, financing or approval requirements, and any other aspects considered relevant by the Enerflex Board. References to an “Alternative Proposal” in this definition will include the following substitutions (x) “20%” in the definition of “Alternative Proposal” will be deemed to be “80%” and (y) “80%” in the definition of “Alternative Proposal” will be deemed to be “20%”.

“Enerflex Superior Proposal Notice” has the meaning ascribed to “Parent Superior Proposal Notice” in section 5.6(e) of the Merger Agreement.

“Enerflex Superior Proposal Notice Period” means the end of the five-Business Day period following the delivery of an Enerflex Superior Proposal Notice.

“Enerflex Voting Agreements” means the voting and support agreements separately entered into between Exterran and each director and executive officer of Enerflex (as at January 24, 2022, the date on which the Transaction was announced) concurrently with the execution and delivery of the Merger Agreement, pursuant to which each such director and executive officer has agreed, among other things, to vote or cause to be voted all of their respective Enerflex Common Shares, beneficially owned or controlled, in favour of the Share Issuance Resolution and to otherwise support the Transaction and other related matters to be considered at the Enerflex Special Meeting.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” means TSX Trust Company or a bank or trust company designated by Enerflex and Merger Sub to serve as exchange agent under the Merger Agreement.

“Exchange Ratio” means 1.021.

“Exterran” means Exterran Corporation, a corporation existing under the laws of the State of Delaware.

“Exterran Adjournment Proposal” means the proposal to approve of the adjournment of the Exterran Stockholder Meeting from time to time to solicit additional proxies in favour of the Exterran Merger Proposal, if there are insufficient votes at the time of such adjournment to approve the Exterran Merger Proposal, to ensure that any supplement or amendment to the Proxy Statement/Prospectus is timely provided to Exterran Stockholders or if otherwise determined by the chairperson of the meeting to be necessary or appropriate.

“Exterran Board” means the Board of Directors of Exterran.

“Exterran Common Stock” means the common stock, par value $0.01 per share, of Exterran.

“Exterran Compensation Proposal” means the approval, on a non-binding advisory basis, of the compensation that may be paid or become payable to Exterran’s named executive officers that is based or otherwise relates to the Merger.

“Exterran Equity Awards” means Exterran Restricted Share Awards, Exterran RSU Awards, and Exterran Performance Share Awards.

“Exterran Merger Proposal” means the proposal to adopt the Merger Agreement that Exterran Stockholders will vote on at the Exterran Stockholder Meeting.

“Exterran Merger Proposal Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Exterran Common Stock in favour of the Exterran Merger Proposal at the Exterran Stockholder Meeting.

“Exterran Performance Share Awards” means an award of restricted stock units in respect of shares of Exterran Common Stock granted subject to performance targets.

“Exterran Phantom Units” means the phantom units granted under Exterran’s omnibus incentive plan.

“Exterran Restricted Share Awards” means an award of shares of Exterran Common Stock granted subject to any vesting, forfeiture or other lapse restrictions.

“Exterran RSU Awards” means an award of restricted stock units (excluding any Exterran Performance Share Award) in respect of shares of Exterran Common Stock.

“Exterran Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Exterran Common Stock in favour of the adoption of the Merger Agreement.

“Exterran Stockholder Meeting” means the meeting of Exterran Stockholders scheduled to be held on October 11, 2022 for the purpose of obtaining the Exterran Stockholder Approval.

“Exterran Stockholder Meeting Proposals” means the Exterran Merger Proposal, the Exterran Compensation Proposal and the Exterran Adjournment Proposal.

“Exterran Stockholders” means, collectively, holders of shares of Exterran Common Stock.

“Exterran Superior Proposal” means an unsolicited, bona fide written Alternative Proposal, made after the date of the Merger Agreement, that the Exterran Board determines in good faith, after consultation with Exterran’s outside legal and financial advisors, and considering all legal, financial, financing and regulatory aspects of the proposal, the identity of the Person(s) making the proposal, the conditions to the closing and the timing and likelihood of the proposal being consummated in accordance with its terms, and any revisions to the terms of the Merger Agreement and the Transaction contemplated by the Merger Agreement proposed by Enerflex during the Exterran Superior Proposal Notice Period, would, if consummated, result in a transaction (A) that is more favourable to Exterran’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement and (B) that is reasonably likely to be completed, taking into account any regulatory, financing or approval requirements and any other aspects considered relevant by the Exterran Board. References to an “Alternative Proposal” in this definition will include the following substitutions (x) “20%” in the definition of “Alternative Proposal” will be deemed to be “80%” and (y) “80%” in the definition of “Alternative Proposal” will be deemed to be “20%”.

“Exterran Superior Proposal Notice” has the meaning ascribed thereto in section 5.5(k) of the Merger Agreement.

“Exterran Superior Proposal Notice Period” means the end of the five-Business Day period following the delivery of an Exterran Superior Proposal Notice.

“Exterran Voting Agreements” means the voting and support agreements separately entered into between Enerflex and each director and executive officer of Exterran, concurrently with the execution and delivery of the Merger Agreement, pursuant to which each such director and executive officer has agreed, among other things, to vote or cause to be voted all of their respective Exterran Common Stock, beneficially owned or controlled, in favour of the adoption of the Merger Agreement, and to otherwise support the Transaction and other related matters to be considered at the Exterran Stockholder Meeting.

“Form F-4” means the U.S. registration statement on Form F-4 pursuant to which the offer and sale of Enerflex Common Shares in connection with the Transaction have been registered pursuant to the Securities Act and in which the Proxy Statement / Prospectus is included, together with any supplements thereto.

“Governmental Approvals” means all permits, consents, waivers, approvals, clearances, authorizations, and expirations or terminations of waiting periods necessary to be obtained from the antitrust authorities of the U.S., Colombia and Nigeria and any other Governmental Entity in order to consummate the Transaction.

“Governmental Entity” means any U.S. or foreign, state, provincial, territorial or local governmental or regulatory agency, commission, court, body, entity or authority.

“HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Act Approval” means the Governmental Approval by the United States Federal Trade Commission/Department of Justice of the Transaction pursuant to the requirements of the HSR Act.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“King and Spalding” means King and Spalding LLP, Exterran’s legal advisor.

“Law” means any federal, state, provincial, local, and foreign law, statute, ordinance, rule, resolutions, determinations, injunctions, common law rulings, awards (including awards of any arbitrator) regulation, judgment, Order, injunction or decree of any Governmental Entity.

“Management Information Circular” means this management information circular of Enerflex dated September 8, 2022 to be sent to Enerflex Shareholders in connection with the Enerflex Special Meeting.

“Material Adverse Effect” refers to, under the Merger Agreement and with respect to Exterran or Enerflex, as applicable, an event, change, circumstance, fact, condition, occurrence, effect or development that has, or would reasonably be expected to have, a Material Adverse Effect on (x) the business, operations, or condition (financial or otherwise) of Exterran or Enerflex, and their respective Subsidiaries, as applicable, taken as a whole, or (y) would or may reasonably be expected to, prevent, materially delay, or materially impair the ability of Exterran or Enerflex, as applicable to consummate the transaction (including the merger), but, in the case of each of clauses (x) and (y), will not include events, changes, occurrences, effects, or developments relating to (a) changes in general economic or political conditions or the securities, equity, credit, or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates, (b) any decline in the market price or trading volume of the respective party’s common stock or common shares, as applicable, or any change in the credit rating of such party or any of its securities (provided, that the facts and circumstances underlying any such decline or change may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof), (c) changes or developments in the industries in which Exterran or Enerflex, as applicable, or their respective Subsidiaries operate, (d) changes in law or interpretations thereof or enforcement thereof after the date of the Merger Agreement, (e) the execution, delivery, or performance of the Merger Agreement or the public announcement or pendency or consummation of the merger or other transactions contemplated by the Merger Agreement, including the impact thereof on the relationships of Exterran or Enerflex, as applicable, or any of their respective Subsidiaries with employees, partnerships, customers, suppliers, or Governmental Entities, (f) compliance with the terms of, or the taking or omission of any action required by, the Merger Agreement or consented to (after disclosure to the respective party of all material and relevant facts and information) or requested by such party in writing, (g) any act of civil unrest, civil disobedience, war, terrorism, cyberterrorism, military activity, sabotage, or cybercrime, including an outbreak or escalation of hostilities involving Canada or the U.S., as applicable, or any other governmental entity or the declaration by Canada or the U.S., as applicable, or any other governmental entity of a national emergency or war, or any worsening or escalation of any such conditions threatened or existing on the date of the Merger Agreement, (h) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events, (i) any pandemic, epidemic, or disease outbreak (including COVID-19) or other comparable events, (j) changes in IFRS or U.S. GAAP or the interpretation or enforcement after the date of the Merger Agreement, (k) any litigation relating to or resulting from the Merger Agreement or the transactions contemplated hereby; or (l) any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions; (provided, that the facts and circumstances underlying any such failure may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof); except, with respect to clauses (a), (c), (g), (h), (i), and (j), if the impact thereof is materially and disproportionately adverse to Exterran or Enerflex, as applicable, and their respective Subsidiaries, taken as a whole, relative to the impact thereof on the operations in the industry that Exterran or Enerflex, as applicable, and other participants conduct business, the incremental material disproportionate impact may be taken into account in determining whether there has been a Material Adverse Effect.

“Merger” means the merger of Merger Sub with and into Exterran with the Surviving Corporation becoming a direct wholly-owned Subsidiary of Enerflex on the terms and subject to the conditions set forth in the Merger Agreement.

“Merger Agreement” means the agreement and plan of merger dated January 24, 2022, by and among Enerflex, Merger Sub, and Exterran, the full text of which is attached as “Appendix B – Merger Agreement”.

“Merger Consideration” means 1.021 validly issued, fully paid and non-assessable Enerflex Common Shares issuable in exchange for each share of Exterran Common Stock pursuant to the Merger Agreement.

“Merger Sub” means Enerflex US Holdings Inc., a corporation existing under the laws of the State of Delaware that is a direct wholly-owned Subsidiary of Enerflex.

“MI 61-101” has the meaning ascribed thereto under the section “Securities Law Matters – Multilateral Instrument 61-101”.

“Morrow Sodali” means the strategic shareholder advisor and proxy solicitation agent engaged by Enerflex.

“NASDAQ” means NASDAQ, Inc.

“Nigeria Approval” means the Governmental Approval required by the Antitrust Laws in Nigeria.

“Norton Rose Fulbright” means Norton Rose Fulbright Canada LLP or Norton Rose Fulbright US LLP, as applicable, each being Enerflex’s legal advisor.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement, notice or stipulation issued, promulgated, made, rendered, or entered into by or with any Governmental Entity of competent jurisdiction.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in section 13 of the Exchange Act), or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Proxy Statement/Prospectus” means the proxy statement relating to the Exterran Stockholder Meeting, which will be used as a prospectus of Enerflex with respect to the Enerflex Common Shares issuable in connection with the Merger (together with any amendments or supplements thereto).

“RBC” means RBC Dominion Securities Inc., the financial advisor to Enerflex in connection with the Transaction.

“RBC Engagement Agreement” means the agreement dated February 16, 2021 entered into by Enerflex and RBC pursuant to which Enerflex engaged RBC as a financial advisor in connection with the Transaction.

“RBC Fairness Opinion” means the written and verbal fairness opinion provided by RBC to the Enerflex Board on January 23, 2022.

“Record Date” means September 9, 2022.

“Regulation FD” means Regulation FD (Fair Disclosure) promulgated by the SEC under the Exchange Act.

“Regulation S” means Regulation S promulgated by the SEC under the Exchange Act.

“Regulation S-K” means Regulation S-K promulgated by the SEC under the Exchange Act.

“Required Antitrust Approvals” means the HSR Act Approval, the Colombia Approval and the Nigeria Approval.

“Rule 3b-4” means Rule 3b-4 under the Exchange Act.

“SEC” means the Securities and Exchange Commission.

“Section 721” means section 721 of the United States Defense Production Act of 1950 (codified at 50 U.S.C. § 4565), and the regulations promulgated thereunder (31 C.F.R. Parts 800-802).

“Securities Act” means the Securities Act of 1933.

“Share Issuance Resolution” means the ordinary resolution to be considered and if deemed acceptable, approved, at the Enerflex Special Meeting, the full text of which is set out in “Appendix A – Resolution to be Approved at the Enerflex Special Meeting”.

“Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership, or other organization, whether incorporated or unincorporated, of which (a) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first person directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions, or otherwise has the power to direct the policies, management and affairs of such other person.

“Superior Proposal” means the Exterran Superior Proposal or Enerflex Superior Proposal as applicable.

“Surviving Corporation” means Exterran as the company that, under the Merger Agreement, survives the merger under Delaware law as a direct wholly-owned Subsidiary of Enerflex at the Effective Time.

“Transaction” means the Merger, and any transactions completed pursuant to, or in furtherance of, the Merger Agreement.

“Treasury Regulations” refers to U.S. Treasury regulations promulgated under the Code.

“TSX” means the Toronto Stock Exchange.

“TSX Company Manual” means the TSX Company Manual setting forth the rules and policies of the TSX, as amended from time to time.

“U.S.” means the United States of America.

“U.S. GAAP” means U.S. generally accepted accounting principles.

“Wells Fargo Securities” means Wells Fargo Securities LLC, the financial advisor to Exterran in connection with the Transaction.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE ENERFLEX SPECIAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the Transaction and matters to be addressed at the Enerflex Special Meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the Transaction, you should carefully read this entire Management Information Circular, including the attached appendices, as well as the documents that have been incorporated by reference in this Management Information Circular. For more information, see the section entitled “Information Contained in this Management Information Circular”.

Q: Why am I receiving this Notice of Special Meeting and Management Information Circular?

As required by law, you are receiving this Notice of Special Meeting and Management Information Circular in connection with the solicitation by or on behalf of the management of Enerflex of proxies of Enerflex Shareholders to vote in respect of the Share Issuance Resolution.

Q: What am I being asked to vote on and why is it important?

The Enerflex Special Meeting is being held so that Enerflex Shareholders may consider an ordinary resolution, the full text of which is set out in “Appendix A – Resolution to be Approved at the Enerflex Special Meeting”, approving the issuance of the Aggregate Enerflex Shares.

Enerflex Shareholders are required pursuant to section 611(c) of the TSX Company Manual to approve the Share Issuance Resolution because the number of Enerflex Common Shares issuable pursuant to the Transaction exceeds 25% of the issued and outstanding Enerflex Common Shares on a non-diluted basis. Based on the number of Enerflex Common Shares and shares of Exterran Common Stock (including shares to be issued pursuant to Exterran Phantom Units) outstanding on September 8, 2022, Enerflex expects to issue up to approximately 34,013,055 Enerflex Common Shares to Exterran Stockholders at the Effective Time to satisfy the Merger Consideration representing approximately 37.9% of the issued and outstanding Enerflex Common Shares on a non-diluted basis as of September 8, 2022. Accordingly, section 611(c) of the TSX Company Manual requires that the Share Issuance Resolution receive the Enerflex Shareholder Approval. Enerflex will not be able to satisfy the listing requirements of the TSX unless and until the Share Issuance Resolution is approved. The issuance of up to approximately 34,013,055 Enerflex Common Shares to Exterran Shareholders at the Effective Time to satisfy the Merger Consideration will represent approximately 27.5% of the issued and outstanding Enerflex Common Shares on a non-diluted basis after giving effect to the Transaction.

Based on the number of Enerflex Common Shares and the number of shares of Exterran Common Stock (including shares to be issued pursuant to Exterran Phantom Units) outstanding on September 8, 2022, following completion of the Transaction, former Exterran Stockholders are expected to own approximately 26.8% of the total issued and outstanding Enerflex Common Shares on a fully diluted basis.

Your vote is very important, regardless of the number of Enerflex Common Shares that you own. The approval of the Share Issuance Resolution is a condition to the obligations of the parties to complete the Transaction under the Merger Agreement.

Q. What is the Transaction that the Share Issuance Resolution relates to?

Pursuant to the Merger Agreement, Enerflex agreed to acquire Exterran through the merger of Merger Sub with and into Exterran, with the Surviving Corporation becoming a direct wholly-owned Subsidiary of Enerflex. Under the Merger Agreement, at the Effective Time: (a) each share of Exterran Common Stock, issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive the Exchange Ratio of validly issued, fully paid and non-assessable Enerflex Common Shares; (b) each Exterran Restricted Share Award, issued and outstanding immediately prior to the Effective Time, will be assumed by and remain at the Surviving Corporation and will be converted into an Enerflex Restricted Share Award in respect of that number of Enerflex Common Shares (rounded to the nearest whole common share) equal to the product of (i) the number of shares of Exterran Common Stock subject to such Exterran Restricted Share Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio; (c) each Exterran RSU Award, issued and outstanding immediately prior to the Effective Time, will be assumed by and remain at the Surviving Corporation and will be converted into an Enerflex RSU Award, in respect of that number of Enerflex Common Shares (rounded to the nearest whole common share) equal to the product of (i) the number of shares of Exterran Common Stock subject to such Exterran RSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio; and (d) each Exterran Performance Share Award, that is outstanding immediately prior to the Effective Time will be assumed by and remain at the Surviving Corporation and will be converted into an Enerflex RSU Award in respect of that number of Enerflex Common Shares (rounded to the nearest whole common share) equal to the product of (i) the number of shares of Exterran Common Stock subject to such Exterran Performance Share Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio.

Q: When and where will the Enerflex Special Meeting be held?

Enerflex will hold its Enerflex Special Meeting on October 11, 2022 at 9:00 a.m. (MDT) at The Westin Calgary, 320 4th Avenue S.W., Calgary, Alberta. Enerflex Shareholders will be able to vote on all business properly brought before the Enerflex Special Meeting and submit questions for consideration as they would at an in person shareholders’ meeting. Enerflex Shareholders that vote by proxy ahead of a shareholders’ meeting will be able to do so in the usual way.

Q: Does the Enerflex Board recommend that I vote FOR the Share Issuance Resolution?

Yes. At its meeting held on January 23, 2022, after due consideration and extensive consultation with Enerflex’s management and outside legal and financial advisors to Enerflex, and following review and consideration of, among other things, the RBC Fairness Opinion, the Enerflex Board unanimously (i) determined that it is in the best interests of Enerflex to enter into the Merger Agreement, (ii) approved the execution, delivery, and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger and the Debt Financing, and (iii) resolved to recommend that the Enerflex Shareholders approve the Share Issuance Resolution and directed that such matter be submitted for consideration by the Enerflex Shareholders at the Enerflex Shareholder Meeting. In considering the Transaction and making the recommendation to the Enerflex Shareholders, the Enerflex Board considered the business, assets and liabilities, results of operations, financial performance, strategic direction, and prospects of Enerflex and Exterran, with a view to the best interests of Enerflex.

Accordingly, the Enerflex Board unanimously recommends that Enerflex Shareholders vote FOR the Share Issuance Resolution. For further information regarding Enerflex’s reasons for the Transaction, see the section entitled “The Transaction – Enerflex’s Reasons for the Transaction” and “Risk Factors”.

Q: What are Enerflex’s reasons for the Transaction?

In unanimously approving the Merger Agreement and the consummation of the Transaction and determining that the Merger Agreement and the Transaction are in the best interests of Enerflex and fair to the Enerflex Shareholders, the Enerflex Board considered a number of factors (which are not necessarily presented in order of relative importance), including but not limited to the following:

●	the anticipated benefits of the Transaction derived from the financial and operational synergies;

●	the consideration of alternatives to pursuing the Transaction including continuing to operate as a standalone entity;

●	Enerflex’s proven leadership team;

●	the support of Exterran Stockholders including significant shareholders and all of Exterran’s directors and executive officers; and

●	the adequate termination provisions in the Merger Agreement including the payment of a termination fee in certain situations.

In connection with its deliberations relating to the Transaction, the Enerflex Board also considered potential risks and negative factors concerning the transactions contemplated by the Merger Agreement and after consideration of these factors, the Enerflex Board unanimously determined that, overall, the potential benefits of the Transaction outweighed the potential risks. For further information regarding Enerflex’s reasons for the Transaction and the potential risks and negative factors considered by the Enerflex Board, see the section entitled “The Transaction – Enerflex’s Reasons for the Transaction”.

Q: How will Enerflex’s directors and executive officers vote?

All of the directors and executive officers of Enerflex who held such positions as at January 24, 2022, the date on which the Transaction was announced, collectively holding, to Enerflex’s knowledge, approximately 0.75% of the outstanding Enerflex Common Shares as of September 8, 2022, have entered into the Enerflex Voting Agreements pursuant to which they have agreed, among other things, to vote their Enerflex Common Shares FOR the Share Issuance Resolution at the Enerflex Special Meeting. Although Messrs. Savidant and Boswell, and Ms. Wesley did not stand for re-election at the annual meeting of Enerflex Shareholders held on May 4, 2022, they remain bound by the terms of the Enerflex Voting Agreements.

Q: What will Exterran Stockholders receive if Enerflex’s acquisition of Exterran is completed?

Under the Merger Agreement, at the Effective Time, each share of Exterran Common Stock that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted automatically into the right to receive the Merger Consideration, being the Exchange Ratio of 1.021 validly issued, fully paid and non-assessable Enerflex Common Shares. As part of the Merger Consideration, each holder of Exterran Common Stock who would otherwise have been entitled to receive as a result of the Transaction a fraction of an Enerflex Common Share will receive, in lieu of such fractional Enerflex Common Share, cash in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of the aggregated number of fractional Enerflex Common Shares that would have otherwise been issuable to such holders. Any cash amounts to be received by holders of shares of Exterran Common Stock in lieu of any fractional Enerflex Common Shares will be rounded to the nearest cent.

The Exchange Ratio is fixed and will not be adjusted for fluctuations in the market price of Enerflex Common Shares or shares of Exterran Common Stock between the date of the Merger Agreement and the Closing. Enerflex has applied to list the Enerflex Common Shares issued in connection with the Transaction on the NYSE, under the symbol “EFXT” and has applied to list the Enerflex Common Shares issuable pursuant to the Transaction on the TSX, under the symbol “EFX”. Based on the number of Enerflex Common Shares and the number of shares of Exterran Common Stock (including shares to be issued pursuant to

Exterran Phantom Units) outstanding on September 8, 2022, following completion of the Transaction, former Exterran Stockholders are expected to own approximately 26.8% of the outstanding Enerflex Common Shares and persons who were Enerflex Shareholders would own approximately 73.2% of the outstanding Enerflex Common Shares on a fully diluted basis. Exterran Common Stock are traded on the NYSE under the symbol “EXTN”. We encourage you to obtain current quotes for the Enerflex Common Shares on the TSX and the Exterran Common Stock on the NYSE.

Because Enerflex will issue a fixed number of Enerflex Common Shares in exchange for each share of Exterran Common Stock, the value of the Merger Consideration that holders of shares of Exterran Common Stock will receive in the Transaction will depend on the market price of Enerflex Common Shares at the Effective Time and will not be known at the time that the Enerflex Shareholders vote on the Share Issuance Resolution and the Exterran Stockholders vote on the Exterran Stockholder Meeting Proposals and may be subject to fluctuation. The market price of Enerflex Common Shares that holders of shares of Exterran Common Stock will receive at the Effective Time could be greater than, less than, or the same as the market price of Enerflex Common Shares on the date of this Management Information Circular or on the date of the Enerflex Special Meeting.

Based on the closing price of Enerflex Common Shares on the TSX of $7.90 on January 21, 2022, the last full trading day prior to the date of the Merger Agreement, the implied value of the Merger Consideration to holders of shares of Exterran Common Stock was approximately $8.066 per share of Exterran Common Stock. On September 8, 2022, the date of this Management Information Circular, the closing price of Enerflex Common Shares on the TSX was $6.56 per share, resulting in an implied value of the Merger Consideration to holders of shares of Exterran Common Stock of $6.6978 per share of Exterran Common Stock. For more information regarding the Merger Consideration to be received by Exterran Stockholders if the Transaction is completed, see the section entitled “The Merger Agreement – Merger Consideration”.

Q: How will Enerflex fund the Transaction?

Enerflex expects to issue up to approximately 34,013,055 Enerflex Common Shares to Exterran Stockholders at the Effective Time representing approximately 27.5% of the issued and outstanding Enerflex Common Shares on a non-diluted basis after giving effect to the Transaction.

As of December 31, 2021, Enerflex and its Subsidiaries had total long-term debt of approximately $331 million (U.S.$261 million converted at the Bank of Canada exchange rate on December 31, 2021) and Exterran had total long-term debt of approximately U.S.$572 million ($725 million converted at the Bank of Canada exchange rate on December 31, 2021). Pursuant to the Debt Commitment Letter, RBC Capital Markets and various financial institutions have committed to provide a new U.S.$700 million revolving credit facility and an unsecured one-year bridge loan facility in an aggregate principal amount of U.S.$925 million to bridge the Debt Financing required to refinance the Exterran debt, to replace the existing Credit Facility, to repay outstanding Enerflex debt and to fund transaction fees and expenses associated with the Transaction. The bridge loan will automatically convert to a four-year term loan after one year if not replaced by alternative debt securities.

Enerflex expects to fully replace, or reduce the commitments under, the bridge facility with an offering of debt securities before the closing of the Transaction.

For further information see the section entitled “Summary – Financing”.

Q: Following the Closing, what percentage of the outstanding shares of Enerflex will former Exterran Stockholders own?

Based on the number of Enerflex Common Shares and the number of shares of Exterran Common Stock (including shares to be issued pursuant to Exterran Phantom Units) on September 8, 2022, following completion of the Transaction, former Exterran Stockholders are expected to own approximately 26.8% of the total issued and outstanding Enerflex Common Shares and persons who were Enerflex Shareholders are expected to own approximately 73.2% of the total issued and outstanding Enerflex Common Shares, in each case, on a fully diluted basis. The relative ownership interests of Enerflex Shareholders and former holders of shares of Exterran Common Stock in Enerflex immediately following the Transaction will depend on the number of Enerflex Common Shares and shares of Exterran Common Stock issued and outstanding immediately prior to Closing.

Q: If I am an Enerflex Shareholder, will I receive any securities as part of Enerflex’s acquisition of Exterran?

No. Regardless of whether the Transaction closes, Enerflex Shareholders will continue to hold their Enerflex Common Shares.

Q: Will the Enerflex Board be reconstituted in connection with Enerflex’s acquisition of Exterran?

Upon completion of the Transaction, all current members of the Enerflex Board will continue to serve as directors of Enerflex and one of the directors of Exterran, will be appointed to the Enerflex Board.

Under the Merger Agreement, Enerflex has agreed to take all actions necessary to designate and appoint one of the directors of Exterran to serve as a director on the Enerflex Board immediately after the Effective Time, until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with Enerflex’s constating documents.

Following the above-noted appointment, the Enerflex Board is expected to consist of 10 directors following the Effective Date, composed of the nine current members of the Enerflex Board and one current member of the Exterran Board. For additional information about Enerflex’s management and board of directors after the Closing, see the section entitled “The Transaction – Board of Directors and Management of Enerflex after the Transaction” and “Appendix G – Information Concerning the Combined Company”.

The Merger Agreement provides that the directors of Merger Sub as of immediately prior to the Effective Time will serve as the directors of the Surviving Corporation as of the Effective Time. For additional information about the Surviving Corporation’s management and board of directors after the Closing, see the section entitled “The Transaction – Board of Directors and Management of Surviving Corporation after the Transaction”.

Q: Is the obligation of each of Enerflex and Exterran to effect the Transaction subject to any conditions?

Yes. The respective obligations of Enerflex and Exterran to close the Transaction are subject to the satisfaction or waiver of a number of customary conditions. These conditions include, among other things: (i) receipt of the Enerflex Shareholder Approval; (ii) receipt of the Exterran Stockholder Approval; (iii) the Form F-4 having become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form F-4 having been issued and remaining in effect and no proceeding to that effect having been commenced, unless subsequently withdrawn; (iv) no Governmental Entity of competent jurisdiction having enacted, issued or promulgated any law, injunction or similar order that remains in effect that prohibits or makes illegal the consummation of the Transaction; (v) the Required Antitrust Approvals having been obtained or deemed obtained as a result of the expiration of all statutory waiting periods, as required; (vi) the Enerflex Common Shares issuable pursuant to the Transaction having been approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, and conditionally approved for listing on the TSX, subject to customary listing requirements; (vii) the accuracy of each party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement; (viii) performance by each party in all material respects with such party’s obligations under the Merger Agreement; and (ix) with respect to Enerflex, the absence of an Exterran Material Adverse Effect, and with respect to Exterran, the absence of an Enerflex Material Adverse Effect (as such terms are defined in the Merger Agreement).

For a more detailed discussion of the conditions to the Closing, see the section entitled “The Merger Agreement – Conditions that must be Satisfied or Waived for the Transaction to Occur”.

Q: Are there risks associated with Enerflex’s acquisition of Exterran?

Yes. Before making a decision on whether and how to vote, you are urged to carefully read the section entitled “Risk Factors”. You also should read and carefully consider the risk factors with respect to Enerflex and Exterran that are contained in the documents that are incorporated by reference in this Management Information Circular.

Q: What regulatory approvals are required to complete Enerflex’s acquisition of Exterran?

Enerflex and Exterran have agreed to promptly obtain all necessary actions or nonactions, authorizations, permits, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods and make all necessary registrations, notices, notifications, petitions, applications, reports and other filings and take all steps as may be necessary, proper or advisable to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity.

Enerflex and Exterran are not currently aware of any material consents or other filings that are required prior to the Merger other than those described in this Management Information Circular. Enerflex and Exterran received the HSR Act Approval on March 11, 2022. Furthermore, Enerflex received conditional clearance from the Nigerian antitrust authorities on April 27, 2022 and the final Nigeria Approval on May 12, 2022. Finally, the Colombia Approval was received on March 7, 2022.

The Aggregate Enerflex Shares were conditionally approved for listing on the NYSE on September 6, 2022, subject to official notice of issuance, and conditionally approved for listing on the TSX on September 7, 2022, subject to customary listing requirements.

The Form F-4 became effective in accordance with the provisions of the Securities Act on September 8, 2022.

For a more detailed discussion of the regulatory approvals required to close the Transaction, see the sections entitled “The Transaction – Regulatory Approvals Required for the Transaction”, “The Merger Agreement – Conditions that Must be Satisfied or Waived for the Transaction to Occur”, and “The Merger Agreement – Regulatory Filings and Efforts; Other Actions” and for more information regarding factors that could impact the Closing, see the section entitled “Risk Factors”.

Q: When is the Transaction expected to be completed?

In addition to regulatory, shareholder, and stockholder approvals, other important conditions to the Closing exist.

Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement – Conditions that must be Satisfied or Waived for the Transaction to Occur”, including approval of the Share Issuance Resolution by

Enerflex Shareholders and the adoption of the Merger Agreement by the Exterran Stockholders, the Transaction is expected to close in the second half of 2022. However, Enerflex cannot predict the actual date on which the Transaction will close, or if the Transaction will close at all, because the Closing is subject to conditions and factors outside the control of Enerflex, including the receipt of certain required regulatory approvals.

For more information on the required regulatory approvals and the conditions to the completion of the combination of Enerflex and Exterran, see the sections entitled “The Transaction – Regulatory Approvals Required for the Transaction”, “The Merger Agreement – Regulatory Filings and Efforts; Other Actions” and “The Merger Agreement – Conditions that Must be Satisfied or Waived for the Transaction to Occur”.

Q: Are any termination payments payable if the Merger Agreement is terminated?

If the Merger Agreement is terminated under specified circumstances as set out in the Merger Agreement, Exterran may be required to pay Enerflex a termination payment of U.S.$10.0 million. If the Merger Agreement is terminated under specified circumstances as set out in the Merger Agreement, Enerflex may be required to pay Exterran a termination payment of either U.S.$20.0 million or U.S.$30.0 million, less any amounts required to be withheld or deducted on account of taxes and depending on the circumstances.

For a more detailed discussion of the termination payments which may be payable by Enerflex and Exterran pursuant to the Merger Agreement, see the section entitled “The Merger Agreement – Termination or Abandonment of the Merger Agreement”.

Q: What happens if the Transaction is not completed?

If the Transaction is not completed, (i) Enerflex and Exterran will each remain public companies independent of one another, (ii) the Exterran Common Stock will continue to be listed and traded on the NYSE under the symbol “EXTN” and the Enerflex Common Shares will continue to be listed and traded on the TSX under the symbol “EFX”, (iii) Exterran Stockholders will not receive the Merger Consideration or any other consideration in connection with the Transaction, and their shares of Exterran Common Stock will remain outstanding, and (iv) holders of Exterran Equity Awards will continue to hold their Exterran Equity Awards and such Exterran Equity Awards will remain outstanding as equity awards of Exterran.

Q: Who can vote?

The Enerflex Board has fixed September 9, 2022 as the Record Date. If you held Enerflex Common Shares as at the close of business on September 9, 2022, you are entitled to receive notice of and vote your Enerflex Common Shares at the Enerflex Special Meeting on October 11, 2022, or at a reconvened meeting if the Enerflex Special Meeting is postponed or adjourned. Each Enerflex Common Share carries one vote on each item to be voted on at the Enerflex Special Meeting. As of September 8, 2022, there were 89,680,965 Enerflex Common Shares issued and outstanding.

Q: Who is soliciting my proxy?

Management of Enerflex is soliciting your proxy in connection with this Management Information Circular and the Enerflex Special Meeting. Proxies will be solicited by mail, in person, by telephone, or by electronic communications. To encourage you to vote, Enerflex employees may contact you by any of these methods. Enerflex employees will not receive a commission or any other form of compensation in connection with soliciting your proxy. Enerflex has retained Morrow Sodali to assist in connecting with Enerflex Shareholders and soliciting proxies from Enerflex Shareholders, in addition to providing informational support. In connection with these services, Morrow Sodali is expected to receive a fee not to exceed $100,000, plus reasonable out-of-pocket expenses. The cost of this solicitation will be borne by Enerflex. If you have any questions or require more information with regard to the procedures for voting your Enerflex Common Shares at the Enerflex Special Meeting, please contact Morrow Sodali, by telephone toll free in North America at 1.888.999.3016 or at 1.289.695.3075 outside of North America or by email at assistance@morrowsodali.com.

Q: What is the quorum for the Enerflex Special Meeting?

A quorum for the transaction of business at the Enerflex Special Meeting is at least two persons present in person at the Enerflex Special Meeting, each being a shareholder entitled to vote at the Enerflex Special Meeting or a duly appointed proxyholder for or representative of such a shareholder and together holding or representing in the aggregate of not less than 10% of the outstanding Enerflex Common Shares entitled to be voted at the Enerflex Special Meeting. If you submit a properly executed form of proxy, you will be considered part of the quorum.

Q: What vote is required to approve the Share Issuance Resolution?

The Transaction cannot close without Enerflex Shareholders approving the Share Issuance Resolution. Approval of the Share Issuance Resolution requires the affirmative vote of a majority of the votes cast in respect of the resolution by Enerflex Shareholders present in person or represented by proxy at the Enerflex Special Meeting.

The Enerflex Board unanimously recommends that Enerflex Shareholders vote FOR the Share Issuance Resolution.

Your vote is very important, regardless of the number of Enerflex Common Shares you own. Whether or not you expect to attend the Enerflex Special Meeting, you should authorize a proxy to vote your Enerflex Common Shares as promptly as possible so that your Enerflex Common Shares may be represented and voted at the Enerflex Special Meeting.

Q: How to vote at the Enerflex Special Meeting?

If you are a registered Enerflex Shareholder at the close of business on the Record Date, you are entitled to receive notice of, and to attend and vote at the Enerflex Special Meeting. You will be entitled to vote all of the Enerflex Common Shares that you held on the Record Date at the Enerflex Special Meeting.

When Enerflex Common Shares are held jointly by two or more persons, those shares may be voted at the Enerflex Special Meeting (either in person or by proxy) by any one of those holders, or, alternatively, by all such holders jointly. Each Enerflex Common Share is entitled to one vote.

Q: How do I vote by proxy?

Before the Enerflex Special Meeting, Enerflex Shareholders of record as of the close of business on the Record Date may vote in advance of the Enerflex Special Meeting by completing the form of proxy or voting instruction form, as applicable, in accordance with the instructions provided therein and summarized below.

Registered Enerflex Shareholders

You are a registered Enerflex Shareholder if your Enerflex Common Shares are registered in your name. To vote by proxy in advance of the Enerflex Special Meeting, use the form of proxy that is provided to you with this Management Information Circular. Ensure that your completed proxy is received by TSX Trust Company no later than 9:00 a.m. (MDT) on October 6, 2022 or no later than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the Enerflex Special Meeting if it is adjourned or postponed, by one of the following methods:

By Fax:	Fax your completed proxy to 1.866.781.3111 (toll free in Canada and the United States) or 416.368.2502 (within the 416-area code).

By Email:	Scan and email your completed proxy to: proxyvote@tmx.com.

By Internet:	You may vote through the internet at www.tsxtrust.com/vote-proxy. You will be required to enter the 13-digit control number located on your proxy.

By Mail:	Send your completed proxy to: TSX Trust Company Attention: Proxy Department P.O. Box 721 Agincourt, ON M1S 0A1

If you specify how you want to vote on your proxy form, your proxyholder must vote in accordance with such instructions. All Enerflex Common Shares represented at the Enerflex Special Meeting by properly executed proxies will be voted in accordance with the instructions of the Enerflex Shareholder on any ballot that may be called for.

In the absence of any instruction, the management appointees whose names appear on the printed form of proxy will vote your Enerflex Common Shares in favour of the matters to be acted on. If you appoint another proxyholder and do not indicate how you want to vote, that proxyholder will decide how to vote your Enerflex Common Shares.

Beneficial Shareholders

You are a Beneficial Shareholder if you beneficially own Enerflex Common Shares that are held in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan. In many cases, Enerflex Common Shares owned by a Beneficial Shareholder are registered either in the name of an intermediary that the Beneficial Shareholder deals with, or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant. Each intermediary has its own process, so be sure to carefully follow the instructions on your voting instruction form.

To vote by proxy in advance of the Enerflex Special Meeting, use the voting instruction form that is provided to you with this Management Information Circular. Complete the voting instruction form by following the instructions therein. You can send your voting instructions by mail, phone, or on the internet. If you have voted on the voting instruction form, you may not vote at the Enerflex Special Meeting unless you properly revoke your voting instructions.

Additionally, Enerflex may use the Broadridge QuickVote™ service, which involves non-objecting Beneficial Shareholders being contacted by Morrow Sodali, which is soliciting proxies on behalf of Enerflex’s management, to obtain voting instructions over the telephone, and relaying them to Broadridge (on behalf of the Enerflex Shareholder’s intermediary). While representatives of Morrow Sodali are soliciting proxies on behalf of Enerflex’s management, Enerflex Shareholders are not required to vote in the manner recommended by the Enerflex Board. The QuickVote™ system is intended to assist Enerflex Shareholders in placing their votes, however, Enerflex Shareholders are not obligated to vote using the QuickVote™ system, an Enerflex Shareholder may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Management Information Circular. Any voting instructions provided by an Enerflex Shareholder will be recorded and such Enerflex Shareholder will receive a letter from Broadridge (on behalf of the Enerflex Shareholder’s intermediary) as confirmation that their voting instructions have been accepted.

Enerflex Common Shares registered in the names of intermediaries can only be voted by those intermediaries at the direction of the Beneficial Shareholders who beneficially own the Enerflex Common Shares. Without specific instructions, intermediaries are prohibited from voting Enerflex Common Shares for an intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Enerflex Common Shares are communicated to the appropriate person well in advance of the Enerflex Special Meeting.

Q: What is the voting deadline?

To be effective, your proxy must be received before 9:00 a.m. (MDT) on October 6, 2022 or not less than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the time fixed for holding the Enerflex Special Meeting (or any adjournment or postponement thereof). If you are a Beneficial Shareholder your completed voting instruction form must be returned on or before the deadline specified on the voting instruction form. The time limit for the deposit of proxies may be waived or extended by the Chair of the Enerflex Special Meeting at his or her sole discretion without notice. Late proxies may be accepted or rejected by the Chair of the Enerflex Special Meeting at his or her sole discretion without notice.

Enerflex reminds Enerflex Shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

Q: Can I change my vote?

Registered Enerflex Shareholders - Revoking your Proxy

You may revoke your proxy at any time before it is acted on. To revoke your proxy, deliver a written statement revoking your proxy to TSX Trust Company on or before 9:00 a.m. (MDT) on October 6, 2022 (or the last Business Day before the Enerflex Special Meeting if it is adjourned or postponed). Alternatively, if you attend and vote in person at the Enerflex Special Meeting, any vote you cast at the Enerflex Special Meeting will revoke any proxy you previously submitted.

Beneficial Shareholders

You may revoke your voting instructions before they are acted on. Follow the procedures provided by your intermediary or service provider.

Q: Where can I find more information about Enerflex, Exterran, and the Transaction?

You can find out more information about Enerflex, Exterran, and the Transaction by reading this Management Information Circular and from various sources described in the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information”.

Q: How may I contact Enerflex’s registrar and transfer agent?

You can contact TSX Trust Company, Enerflex’s registrar and transfer agent, by telephone, on the internet, or by mail using the following contact information:

●	Phone: 1.800.387.0825 (toll-free in Canada and the United States) or 416.682.3860 (from outside Canada and the United States)

●	Fax: 1.866.781.3111 (toll-free in Canada and the United States) or 416.368.2502 (within the 416-area code)

●	Mail: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

●	E-mail: shareholderinquiries@tmx.com

Q. Who do I contact if I have questions on how to vote?

Contact Morrow Sodali, Enerflex’s strategic shareholder advisor and proxy solicitation agent using the following contact information:

North American Toll-Free Number: 1.888.999.3016

Outside North America, Banks, Brokers, and Collect Calls: 1.289.695.3075

Email: assistance@morrowsodali.com

SUMMARY

The following is a summary of certain information contained elsewhere in this Management Information Circular and may not contain all of the information that might be important to you. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Management Information Circular, including the appendices hereto and the documents incorporated by reference herein. It is recommended that Enerflex Shareholders read this Management Information Circular and consult with their own legal, financial and other professional advisors with respect to the matters to be acted on at the Enerflex Special Meeting. Capitalized terms used but not otherwise defined in this summary have the meanings set forth under the heading “Glossary of Terms”.

The Enerflex Special Meeting

Date, Time, and Place of the Enerflex Special Meeting

The Enerflex Special Meeting will be held at The Westin Calgary, 320 4th Avenue S.W., Calgary, Alberta on October 11, 2022 at 9:00 a.m. (MDT).

Purpose of Enerflex Special Meeting

The Enerflex Special Meeting is being held so that Enerflex Shareholders may consider an ordinary resolution, the full text of which is set out at “Appendix A – Resolution to be Approved at the Enerflex Special Meeting”, approving the issuance of the Aggregate Enerflex Shares, being 34,018,055 Enerflex Common Shares, comprised of the number of Enerflex Common Shares as shall be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement, anticipated to be up to an aggregate of 34,013,055 Enerflex Common Shares and up to an additional 5,000 Enerflex Common Shares that may be issuable to accommodate the effects of rounding or other administrative purposes.

See “General Information for the Enerflex Special Meeting – Share Issuance Resolution”.

Record Date and Enerflex Shareholders Entitled to Vote

The Enerflex Board has fixed September 9, 2022 as the Record Date. If you held Enerflex Common Shares as at the close of business on September 9, 2022, you are entitled to receive notice of and vote your Enerflex Common Shares at the Enerflex Special Meeting on October 11, 2022, or at a reconvened meeting if the Enerflex Special Meeting is postponed or adjourned. Each Enerflex Common Share carries one vote on each item to be voted on at the Enerflex Special Meeting. As of September 8, 2022, there were 89,680,965 Enerflex Common Shares issued and outstanding.

Quorum

A quorum for the transaction of business at the Enerflex Special Meeting is at least two persons present in person at the Enerflex Special Meeting, each being a shareholder entitled to vote at the Enerflex Special Meeting or a duly appointed proxyholder for or representative of such a shareholder and together holding or representing in the aggregate not less than 10% of the outstanding Enerflex Common Shares entitled to be voted at the Enerflex Special Meeting. If you submit a properly executed form of proxy you will be considered part of the quorum. See “General Information for the Enerflex Special Meeting – Quorum”.

Required Vote

Approval of the Share Issuance Resolution requires the affirmative vote of a majority of the votes cast in respect of the resolution by Enerflex Shareholders present in person or represented by proxy at the Enerflex Special Meeting.

The Transaction cannot close without Enerflex Shareholders approving the Share Issuance Resolution.

Voting by Directors and Executive Officers

All of the directors and executive officers of Enerflex who held such positions as at January 24, 2022, the date on which the Transaction was announced, have entered into the Enerflex Voting Agreements pursuant to which they have agreed, among other things, to vote their Enerflex Common Shares FOR the Share Issuance Resolution at the Enerflex Special Meeting. Although Messrs. Savidant and Boswell, and Ms. Wesley did not stand for re-election at the annual meeting of Enerflex Shareholders held on May 4, 2022, they remain bound by the terms of the Enerflex Voting Agreements.

Information About Enerflex, Merger Sub, Exterran, and the Combined Company

Enerflex Ltd.

Suite 904, 1331 Macleod Trail S.E.

Calgary, Alberta, Canada, T2G 0K3

403.387.6377

Enerflex is a single-source supplier of natural gas compression, processing, refrigeration systems, energy transition solutions, and electric power generation equipment – plus related in-house engineering and mechanical services expertise. Enerflex’s broad in-house resources provide the capability to engineer, design, manufacture, construct, commission, service, and operate hydrocarbon and other gas handling systems. Enerflex’s expertise encompasses field production facilities, compression and natural gas processing plants, gas lift compression, refrigeration systems, energy transition solutions, and electric power solutions serving the natural gas production industry.

Headquartered in Calgary, Alberta, Canada, Enerflex has approximately 2,100 employees worldwide as at June 30, 2022. Enerflex, its Subsidiaries, interests in associates, and joint operations operate in Canada, the U.S., Argentina, Bolivia, Brazil, Colombia, Mexico, the United Kingdom, Bahrain, Kuwait, Oman, the United Arab Emirates, Australia, New Zealand, Indonesia, Malaysia, and Thailand. Through Enerflex’s owned natural gas infrastructure, Enerflex transforms over 3.1 billion cubic feet of natural gas per day, globally.

Enerflex has fabrication and workshop facilities in Calgary, Alberta; Houston, Texas; and Brisbane, Queensland, that supply custom fabricated and standard equipment to customers worldwide. Enerflex is one of the leading suppliers of natural gas compression within the rental market in Canada, the U.S., Latin America, and the Middle East, with a global rental fleet of approximately 800,000 horsepower. Enerflex is a highly-qualified service provider with industry-certified mechanics and technicians strategically situated across a network of 53 service locations in Canada, the U.S., Latin America, the Middle East, and Asia Pacific.

Enerflex’s revenue is derived from the sale of natural gas-related products and services, including: engineering, design, and fabrication of hydrocarbon production and processing facilities, natural gas compression equipment, energy transition solutions, and electric power facilities; rental of natural gas compression, processing, and electric power equipment; after-market service, operations and maintenance, and parts distribution, for compression, process, refrigeration, and power generation equipment, as well as retrofit solutions for compression and power generation equipment; and concept-to-commissioning of integrated turnkey systems and build-own-operate-maintain (“BOOM”) solutions for natural gas compression and processing.

Through Enerflex’s ability to provide these products and services in an integrated manner, or as stand-alone offerings, Enerflex offers customers a unique value proposition well suited to address their changing needs.

Enerflex was formed on June 1, 2011 pursuant to a plan of arrangement under section 192 of the CBCA among Toromont Industries Ltd., its shareholders, Enerflex Ltd. and 77877014 Canada Inc. Enerflex’s registered, executive and corporate head office is located at Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada, T2G 0K3. Enerflex common shares are listed on the TSX under the symbol “EFX.”

Additional information about Enerflex can be found on its website at www.enerflex.com and under Enerflex’s electronic profile on SEDAR’s website. For additional information about Enerflex, see “Information Incorporated by Reference” and “Appendix F – Information Concerning Enerflex Ltd.”.

Enerflex US Holdings Inc.

10815 Telge Road

Houston, Texas USA 77095

281.345.9300

Merger Sub, a direct wholly-owned Subsidiary of Enerflex, was formed solely for the purpose of facilitating the Transaction. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Transaction. By operation of the Merger, Merger Sub will merge with and into Exterran.

As a result, immediately following the merger, Exterran will survive as a direct wholly-owned Subsidiary of Enerflex.

Merger Sub’s principal executive offices are located at 10815 Telge Road, Houston, TX USA 77095, and its telephone number is 281.345.9300.

Exterran Corporation

Exterran is a global systems and process company offering solutions in the oil, gas, water and power markets. Exterran is a leader in natural gas processing and treatment, and compression products and services, providing critical midstream infrastructure solutions to customers throughout the world. Exterran is headquartered in Houston, Texas and operates in approximately 25 countries.

Exterran Common Stock is traded on the NYSE under the symbol “EXTN”. Exterran’s principal executive offices are located at 11000 Equity Drive, Houston, TX, 77041, and its telephone number is 281.836.7000.

Additional information about Exterran can be found on its website at www.exterran.com. The information contained in, or that can be accessed through, Exterran’s website is not intended to be incorporated by reference in this Management Information Circular. For more detailed information about Exterran, see “Appendix E – Information Concerning Exterran Corporation”.

Information Concerning the Combined Company

The combined company will carry on the combined businesses of Enerflex and Exterran, with Exterran as a direct wholly-owned Subsidiary of Enerflex.

Enerflex will continue to be governed by the CBCA, while the Surviving Corporation will be governed by the DGCL. Calgary, Alberta, Canada will be the global headquarters of the combined company.

Enerflex’s Reasons for the Transaction

In unanimously approving the Merger Agreement and the transactions contemplated by the Merger Agreement and determining that the Merger Agreement and the Transaction are in the best interests of Enerflex and fair to the Enerflex Shareholders, the Enerflex Board considered a number of factors (which are not necessarily presented in order of relative importance), including, among others, the following:

•	the anticipated benefits of the Transaction derived from the financial and operational synergies;

•	the consideration of alternatives to pursuing the Transaction including continuing to operate as a standalone entity;

•	Enerflex’s proven leadership team;

•	the support of Exterran Stockholders including significant shareholders and all of Exterran’s directors and executive officers; and

•	the adequate termination provisions in the Merger Agreement including the payment of a termination fee in certain situations.

In connection with its deliberations relating to the Transaction, the Enerflex Board also considered potential risks and negative factors concerning the transactions contemplated by the Merger Agreement and after consideration of these factors, the Enerflex Board unanimously determined that, overall, the potential benefits of the Transaction outweighed the potential risks. For further information regarding Enerflex’s reasons for the Transaction and the potential risks and negative factors considered by the Enerflex Board, see the section entitled “The Transaction – Enerflex’s Reasons for the Transaction”.

Recommendation of the Enerflex Board

At its meeting held on January 23, 2022, after due consideration and extensive consultation with Enerflex’s management and outside legal and financial advisors to both Enerflex and the Enerflex Board, and following review and consideration of, among other things, the RBC Fairness Opinion, the Enerflex Board unanimously approved the Merger Agreement and the Transaction, and directed that the Share Issuance Resolution be submitted to the Enerflex Shareholders for approval at the Enerflex Special Meeting. In considering the Transaction and making the recommendation to the Enerflex Shareholders, the Enerflex Board considered a number of factors, including, but not limited to, the factors described in the section entitled “The Transaction – Enerflex’s Reasons for the Transaction”, with a view to the best interests of Enerflex.

Accordingly, the Enerflex Board unanimously recommends that Enerflex Shareholders vote FOR the Share Issuance Resolution. For further information regarding Enerflex’s reasons for the Transaction, see the section entitled “The Transaction – Enerflex’s Reasons for the Transaction”.

RBC Fairness Opinion

RBC was retained by Enerflex to provide financial advisory services in connection with the Transaction. In connection with their mandate, at a meeting of the Enerflex Board held on January 23, 2022, RBC provided an oral opinion, which was subsequently confirmed in writing on January 23, 2022 in the RBC Fairness Opinion, that, as of the respective date thereof, and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters stated therein, the Merger Consideration to be paid to the Exterran Stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to Enerflex.

The full text of the RBC Fairness Opinion, attached as “Appendix C – RBC Fairness Opinion”, sets forth, among other things, the independence of RBC, the credentials of RBC, the scope of RBC’s review in connection with the RBC Fairness Opinion, assumptions made and limitations to RBC’s review in connection with the RBC Fairness Opinion, and the approach taken by RBC in considering the fairness of the Merger Consideration from a financial point of view to Enerflex. The RBC Fairness Opinion addresses only the fairness, from a financial point of view, to Enerflex, as of its date, of the Merger Consideration to be paid to the holders of shares of Exterran Common Stock in the Transaction and does not address any other aspect of the Transaction, including any legal or regulatory aspects of the Transaction to Enerflex or the Enerflex Shareholders. RBC addressed the RBC Fairness Opinion to, and provided it for the information and benefit of, the Enerflex Board in connection with its evaluation of the Transaction. The RBC Fairness Opinion may not be relied upon by any person other than the Enerflex Board without the express written consent of RBC. The RBC Fairness Opinion does not address the underlying business decision of Enerflex to effect the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Enerflex. The RBC Fairness Opinion does not constitute a recommendation to any Enerflex Shareholder as to how such Enerflex Shareholder should vote with respect to the Share Issuance Resolution.

The Enerflex Board urges the Enerflex Shareholders to read the RBC Fairness Opinion in its entirety. Any summary of the RBC Fairness Opinion herein is qualified in its entirety by reference to the full text of such opinion.

For more information regarding the RBC Fairness Opinion, see the section entitled “The Transaction – RBC Fairness Opinion”. For the full text of the RBC Fairness Opinion, see “Appendix C – RBC Fairness Opinion”.

Board of Directors and Management of Enerflex after Completion of the Transaction

Upon completion of the Transaction, all current members of the Enerflex Board will continue to serve as directors of Enerflex and one of the directors of Exterran, as of the date of the Merger Agreement, will be appointed to the Enerflex Board in accordance with the Merger Agreement.

Under the Merger Agreement, Enerflex has agreed to take all actions necessary to designate and appoint one of the directors of Exterran to serve as a director on the Enerflex Board immediately after the Effective Time, until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with Enerflex’s constating documents.

Following the above-noted appointment, the Enerflex Board is expected to consist of 10 directors following the Effective Time, composed of the nine current members of the Enerflex Board and one current member of the Exterran Board. For additional information about Enerflex’s management and board of directors after the Closing, see the section entitled “The Transaction – Board of Directors and Management of Enerflex after the Transaction” and “Appendix G – Information Concerning the Combined Company”.

The Merger Agreement provides that the directors of Merger Sub as of immediately prior to the Effective Time will serve as the directors of the Surviving Corporation as of the Effective Time and the officers of Merger Sub as of immediately prior to the Effective Time will serve as the officers of the Surviving Corporation as of the Effective Time. For additional information about the Surviving Corporation’s management and board of directors after the Closing, see the section entitled “The Transaction – Board of Directors and Management of Surviving Corporation after the Transaction”.

Risk Factors

The transactions contemplated by the Merger Agreement involve risks, some of which are related to Enerflex, Exterran, and the Transaction. In considering the Transaction, including whether to vote for the Share Issuance Resolution, you should carefully consider the information about these risks set forth under the section entitled “Risk Factors”, together with the other information included or incorporated by reference in this Management Information Circular.

The Transaction and the Merger Agreement

The Merger Agreement provides, among other things, that upon the terms and subject to the satisfaction or waiver of the conditions set forth therein at the Effective Time, Merger Sub shall merge with and into Exterran, with the Surviving Corporation being a direct wholly-owned Subsidiary of Enerflex.

The terms and conditions of the Transaction are contained in the Merger Agreement, which is summarized in this Management Information Circular under the section entitled “The Merger Agreement” and attached to this Management Information Circular as “Appendix B – Merger Agreement”. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Transaction. All descriptions in this summary and elsewhere in this Management Information Circular of the terms and conditions of the Transaction are qualified in their entirety by reference to the full text of the Merger Agreement.

Merger Consideration

Under the Merger Agreement, at the Effective Time, each share of Exterran Common Stock that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted automatically into the right to receive the Merger Consideration, being 1.021 validly issued, fully paid and non-assessable Enerflex Common Shares for each share of Exterran Common Stock. As part of the Merger Consideration, each holder of Exterran Common Stock who would otherwise have been entitled to receive as a result of the Transaction a fraction of an Enerflex Common Share will receive, in lieu of such fractional Enerflex Common Share, cash in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of the aggregated number of fractional Enerflex Common Shares that would have otherwise been issuable to such holders. Any cash amounts to be received by holders of shares of Exterran Common Stock in lieu of any fractional Enerflex Common Shares will be rounded to the nearest cent. The Exchange Ratio is fixed and will not be adjusted for fluctuations in the market price of Enerflex Common Shares or shares of Exterran Common Stock between the date of the Merger Agreement and the Closing.

The Merger Consideration will be equitably adjusted in the event of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares involving Exterran Common Stock or Enerflex Common Shares prior to the Effective Time, to proportionally reflect such change.

For a full description of the treatment of Exterran Equity Awards, see the sections entitled “The Merger Agreement – Merger Consideration” and “The Merger Agreement – Treatment of Exterran Equity Awards”.

Conditions that Must be Satisfied or Waived for the Transaction to Occur

Mutual Conditions to Closing the Transaction

The obligations of Enerflex and Exterran to effect the Transaction are subject to the satisfaction at or prior to the Closing of each the following conditions:

•	the Enerflex Shareholder Approval having been obtained;

•	the Exterran Stockholder Approval having been obtained;

•

effectiveness of the Form F-4 in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form F-4 having been issued by the SEC and remaining in effect and no proceeding to that effect having been commenced, unless subsequently withdrawn;

•

no Governmental Entity of competent jurisdiction having enacted, issued or promulgated any law, injunction or similar order that remains in effect that prohibits or makes illegal the consummation of the Transaction;

•	the Required Antitrust Approvals shall have been obtained and/or any waiting period under applicable Antitrust Laws shall have expired or been terminated by the competent authorities; and

•

the Enerflex Common Shares to be issued pursuant to the Merger Agreement having been approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, and conditionally approved for listing on the TSX, subject to customary listing requirements.

The Merger Agreement provides that these conditions may be waived to the extent permitted by applicable law, however, such waiver is not currently permitted by law.

Conditions to the Obligations of Enerflex and Merger Sub

The obligations of Enerflex and Merger Sub to effect the Transaction is also subject to the satisfaction or waiver by Enerflex at or prior to the Closing of the following conditions:

•

the representations and warranties of Exterran contained in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date), subject to the materiality standards provided in the Merger Agreement;

•

Exterran having performed in all material respects all obligations and complied in all material respects with all covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior to the Closing;

•	since January 24, 2022, no event, change, occurrence, effect, or development having occurred that has had, or is reasonably likely to have, a Material Adverse Effect in respect of Exterran; and

•

Enerflex’s receipt of a certificate of the chief executive officer or another senior officer of Exterran, certifying to the effect that all conditions set forth in the Merger Agreement have been satisfied unless waived by Enerflex.

Conditions to the Obligations of Exterran

The obligation of Exterran to effect the Transaction is also subject to the satisfaction or waiver by Exterran at or prior to the Closing of the following conditions:

•

the representations and warranties of Enerflex and Merger Sub contained in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date), subject to the materiality standards provided in the Merger Agreement;

•

Enerflex and Merger Sub having performed in all material respects all obligations and complied in all material respects with all covenants and agreements required by the Merger Agreement to be performed or complied with by them prior to the Closing;

•	since January 24, 2022, no event, change, occurrence, effect or development having occurred that has had, or is reasonably likely to have, a Material Adverse Effect in respect of Enerflex; and

•

Exterran’s receipt of a certificate of the chief executive officer or another senior officer of Enerflex, certifying to the effect that all conditions set forth in the Merger Agreement have been satisfied unless waived by Exterran.

No Solicitation

The Merger Agreement generally restricts the ability of Enerflex, Exterran, and their respective Subsidiaries, directors, and officers to: (i) solicit, initiate, encourage, or facilitate any inquiry regarding, or the making or submission of any proposal, offer or indication of intent that constitutes, or would reasonably be expected to lead to, or result in, an Alternative Proposal; (ii) engage in, continue, or otherwise participate in any discussions or negotiations with any person regarding an Alternative Proposal or any inquiry, proposal, or offer that would reasonably be expected to lead to, or result in, an Alternative Proposal (except to notify such person that the provisions of the Merger Agreement prohibit any such discussions or negotiations); (iii) furnish any non-public information relating to such party or its Subsidiaries in connection with or for the purpose of facilitating an Alternative Proposal or any inquiry, proposal, offer or indication of intent that would reasonably be expected to lead to, or result in, an Alternative Proposal; (iv) recommend or enter into any other letter of intent, memorandum of understanding, agreement in principle, option agreement, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement with respect to an Alternative Proposal (except for confidentiality agreements permitted under the Merger Agreement); (v) approve any transaction under, or any third party becoming an “interested stockholder” under, section 204 of the DGCL; or (vi) adopt, approve, endorse, authorize or agree to do any of the actions outlined in clauses (i) to (v) above or otherwise knowingly facilitate any effort or attempt to make an Alternative Proposal.

However, prior to the time, but not after, in the case of Enerflex, the Enerflex Shareholder Approval, is obtained or, in the case of Exterran, the Exterran Stockholder Approval is obtained, if such party receives a Superior Proposal or the relevant party’s board of directors determines in good faith after consultation with its outside legal and financial advisors that such proposal could reasonably be expected to lead to a Superior Proposal, such party may take various actions, including providing information in response to a request therefor (including non-public information) to the third party who made such Alternative Proposal (including its representatives and prospective equity and Debt Financing sources) (subject to the terms and conditions of the Merger Agreement) and engaging or participating in discussions or negotiations with any such third party (including its representatives) regarding such Alternative Proposal.

Enerflex and Exterran are each required to promptly give notice to the other party if it or any of its representatives receives: (i) any inquiries, proposals or offers with respect to an Alternative Proposal or (ii) any request for information that, to the knowledge of such party, has been or is reasonably likely to have been made in connection with any Alternative Proposal. Enerflex or Exterran, as applicable, will be required to thereafter keep the other party reasonably informed, on a reasonably current basis, of any material developments regarding any Alternative Proposal or any material change to the terms of any such Alternative Proposal and any material change to the status of any such discussions or negotiations with respect thereto. For more detailed information, see the section entitled “The Merger Agreement – No Solicitation”.

Financing

Enerflex expects to issue up to approximately 34,013,055 Enerflex Common Shares to Exterran Stockholders at the Effective Time representing approximately 27.5% of the issued and outstanding Enerflex Common Shares on a non-diluted basis after giving effect to the Transaction.

As of December 31, 2021, Enerflex and its Subsidiaries had total long-term debt of approximately $331 million (U.S.$261 million converted at the Bank of Canada exchange rate on December 31, 2021) and Exterran had total long-term debt of approximately U.S.$572 million ($725 million converted at the Bank of Canada exchange rate on December 31, 2021).

Enerflex has agreed to use its reasonable best efforts, and will cause each of its Subsidiaries to use its reasonable best efforts, to take all actions necessary to obtain the Debt Financing on the conditions described in the Debt Commitment Letter, including (i) maintaining in effect the Debt Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing consistent with the terms and conditions contained therein on or prior to the Closing Date, (iii) satisfying (or obtaining a waiver of) all conditions in the Debt Commitment Letter and the definitive agreements that are applicable to and within the reasonable control of Enerflex and are necessary to enable the consummation of the Debt Financing concurrently with or prior to Closing, (iv) consummating the Debt Financing concurrently with or prior to Closing, and (v) enforcing its rights under the Debt Commitment Letter, in each case in a timely and diligent manner.

In the event (x) any portion of the Debt Financing contemplated by the Debt Commitment Letter that is required to fund the financing amounts becomes unavailable (including pursuant to the “flex” terms within the Debt Commitment Letter) regardless of the reason therefor, Enerflex will promptly notify Exterran in writing of such unavailability and will use its reasonable best efforts, and will cause each of its Subsidiaries to use their reasonable best efforts, to obtain as promptly as practicable following the occurrence of such event, alternative debt or other financing for any such portion from alternative sources or (y) Enerflex decides, in its sole discretion, to replace all or any portion of the Debt Financing with alternative debt or other financing, such Alternative Financing will: (A) be in an amount that, when taken together with the aggregate amount of net proceeds available from the Debt Financing, if any, that remains available and cash and cash equivalents immediately available to Enerflex at the Closing, is sufficient to pay the financing amounts; (B) not be subject to any conditions precedent to funding that are additional to, expand on or are more onerous on Enerflex and its Affiliates than, the conditions set forth in the Debt Commitment Letter except any customary conditions for a bridge facility or a bond financing that (taken as a whole) are not materially less favourable to Enerflex (in the reasonable judgment of Enerflex) than the conditions (taken as a whole) contained in the Debt Commitment Letter and (C) not (i) reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger or prevent or materially impede the repayment or refinancing of a material portion of any indebtedness of Exterran that constitutes “Refinanced Indebtedness” (as defined in the initial Debt Commitment Letter), in each case, as contemplated by the Merger Agreement, (ii) materially adversely impact the ability of Enerflex to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements as so amended, replaced, supplemented or otherwise modified, or (iii) impose material obligations on Exterran or any of its Subsidiaries that would be effective prior to Closing. Enerflex or Merger Sub will provide Exterran, upon reasonable request, with information and documentation regarding the Debt Financing as is reasonably necessary or advisable to allow Exterran to monitor the progress of the Debt Financing activities. Without limiting the generality of the foregoing, Enerflex will notify Exterran as soon as reasonably practicable (x) if Enerflex becomes aware that there exists any actual or threatened (in writing) material breach, default, repudiation, cancellation or termination of a Debt Commitment Letter or any definitive agreement by any financing party thereto of which Enerflex has become aware or if Enerflex has received written communication from any financing party with respect to any actual material breach, default, repudiation, cancellation or termination of any provision in a Debt Commitment Letter or any definitive agreement by any financing party or (y) if Enerflex determines in good faith that it will not be able to obtain any or all of the Debt Financing on the conditions described in the Debt Commitment Letter prior to Closing. Enerflex will deliver to Exterran true and complete copies of all definitive agreements in connection with an Alternative Financing (provided that such copies may be subject to customary redactions with respect to fee amounts and pricing and other economic terms, including “market flex” provisions, none of which would reasonably be expected to affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing or the Debt Commitment Letter). The obligations described herein will also apply to any Alternative Financing, provided that any changes required for such financing can be made that do not materially alter the obligations above. The foregoing notwithstanding, compliance by Enerflex with section 5.22 of the Merger Agreement, shall not relieve Enerflex of its obligations to consummate the Transaction whether or not the Debt Financing is available.

Enerflex and Merger Sub have acknowledged and agreed that their obligations under the Merger Agreement to consummate the Transaction, are not subject to, or conditioned on, the receipt or availability of any funds or financing (including the Debt Financing).

For more detailed information, see the section entitled “The Merger Agreement – Financing”.

Termination or Abandonment of the Merger Agreement

Subject to conditions and circumstances described in the Merger Agreement, the Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval by the Enerflex Shareholders or Exterran Stockholders of the matters presented in connection with the Transaction:

•	by mutual written consent of Enerflex and Exterran;

•	by either Enerflex or Exterran, if:

○	the Effective Time has not occurred on or before the End Date (provided that the End Date will automatically be extended in accordance with the terms of the Merger Agreement);

○

any court or Governmental Entity of competent jurisdiction that must grant a Required Antitrust Approval has denied approval of the Merger and such denial has become final and nonappealable or any court or Governmental Entity of competent jurisdiction has enacted, issued or promulgated any law that prohibits or makes illegal the consummation of the Transaction unless the failure to obtain a Required Antitrust Approval is due to the failure of the party seeking termination to perform or observe its obligations, covenants or agreement set forth in the Merger Agreement;

○	the Enerflex Shareholder Approval is not obtained at the Enerflex Special Meeting or at any adjournment or postponement thereof; or

○	the Exterran Stockholder Approval is not obtained at the Exterran Stockholder Meeting or at any adjournment or postponement thereof;

•	by Exterran:

○

if there has been a breach or failure to perform in any material respect by Enerflex or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement and such breach or failure would result in a failure of certain conditions to Closing as set out in the Merger Agreement and such breach or failure is not curable by the End Date, or if curable by the End Date, has not been cured within 20 Business Days after the giving of notice thereof by Exterran; however, the right to terminate the Merger Agreement due to such a breach or failure will not be available to Exterran if Exterran is in material breach of any representation, warranty, agreement or covenant contained in the Merger Agreement; or

○

prior to receipt of the Exterran Stockholder Approval, in order to enter into a definitive agreement providing for an Exterran Superior Proposal to the extent permitted by and subject to compliance with the applicable terms and conditions of the Merger Agreement that did not result from a breach of the provisions of the Merger Agreement; however, immediately prior to or contemporaneously with the termination of the Merger Agreement, Exterran will pay to Enerflex the Exterran Termination Fee; or

○

prior to receipt of the Enerflex Shareholder Approval, if the Enerflex Board has effected a Change of Recommendation or Enerflex materially breaches its non-solicitation obligations under the Merger Agreement; or

○

if all the conditions under the Merger Agreement have been satisfied (other than conditions which by their nature cannot be satisfied until Closing and any conditions set forth in the Merger Agreement that have been waived by Exterran) and Enerflex and Merger Sub fail to consummate the Closing on the anticipated Closing Date due to failure of all or a portion of the Debt Financing to be funded at Closing for any reason, and Exterran has delivered to Enerflex an irrevocable written notice confirming that the conditions to the Merger have been satisfied or waived, as applicable, and Exterran is ready to close but Enerflex and Merger Sub fail to consummate the Closing within five (5) Business Days following the later of the date the Closing should have occurred and receipt of the written notice by Exterran;

•	by Enerflex:

○

if there has been a breach or failure to perform in any material respect by Exterran of any representation, warranty, covenant or agreement set forth in the Merger Agreement and such breach or failure would result in a failure of certain conditions to Closing as set forth in the Merger Agreement and such breach or failure is not curable by the

End Date, or if curable by the End Date, has not been cured within 20 Business Days after the giving of notice thereof by Enerflex; however, the right to terminate the Merger Agreement due to such a breach or failure will not be available to Enerflex if Enerflex or any Merger Sub is in material breach of any representation, warranty, agreement or covenant contained in the Merger Agreement; or

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prior to receipt of the Enerflex Shareholder Approval, in order to enter into a definitive agreement providing for an Enerflex Superior Proposal to the extent permitted by and subject to compliance with the applicable terms and conditions of the Merger Agreement that did not result from a breach of the provisions of the Merger Agreement, if immediately prior to or contemporaneously with the termination of the Merger Agreement, Enerflex pays to Exterran the Enerflex Termination Fee; or

○

prior to receipt of the Exterran Stockholder Approval, if the Exterran Board has effected a Change of Recommendation or Exterran materially breaches its non-solicitation obligations under the Merger Agreement.

For a more detailed explanation of the termination provisions of the Merger Agreement, as well as a discussion of the effect of termination and potential termination payments, see the section entitled “The Merger Agreement – Termination or Abandonment of the Merger Agreement”.

Dissent Rights

Under the CBCA, Enerflex Shareholders are not entitled to dissent rights in respect of the Transaction or any of the other matters to be considered at the Enerflex Special Meeting.

Selected Unaudited Pro Forma Financial Information

The following selected unaudited pro forma consolidated financial information has been prepared in accordance with the acquisition method of accounting under IFRS, with Enerflex being the acquirer for accounting purposes and Exterran being the acquiree, and has been extracted from the unaudited pro forma consolidated financial information included in the section “Unaudited Pro Forma Consolidated Financial Information”.

The Enerflex unaudited consolidated statement of financial position as at June 30, 2022 presents the financial positions of Enerflex and Exterran giving pro forma effect to the transaction described below as if these events occurred on June 30, 2022. The unaudited pro forma statements of earnings for the year ended December 31, 2021 and the six months ended June 30, 2022 present the results of operations of Enerflex and Exterran giving pro forma effect to the Transaction as if these events occurred on January 1, 2021.

The Enerflex unaudited consolidated statement of financial position as at June 30, 2022, the Enerflex unaudited consolidated statement of earnings for the six months ended June 30, 2022, and the Enerflex audited consolidated statement of earnings for the year ended December 31, 2021 were prepared in accordance with IFRS. The Exterran unaudited consolidated balance sheet as at June 30, 2022 and the Exterran audited consolidated statement of operations for the year ended December 31, 2021 were prepared in accordance with U.S. GAAP. The unaudited consolidated pro forma information is presented in accordance with IFRS.

The selected pro forma consolidated financial information should be read in conjunction with the respective audited consolidated financial statements of Enerflex and Exterran for the year ended December 31, 2021, including the respective notes thereto, and the respective unaudited interim consolidated financial statements of Enerflex and Exterran for the six month period ended June 30, 2022. The annual and interim financial statements of Enerflex are incorporated by reference into this Management Information Circular and the annual and interim financial statements of Exterran are attached as Schedule A and B respectively to “Appendix E – Information Concerning Exterran Corporation”.

The selected pro forma consolidated financial information has been derived from, and should be read in conjunction with the more detailed unaudited pro forma consolidated financial information of the combined company and the accompanying notes appearing in the section entitled “Unaudited Pro Forma Consolidated Financial Information”. The unaudited pro forma consolidated financial information has been presented for illustrative purposes only and is not necessarily indicative of what the Enerflex’s financial position or result of operations actually would have been had the acquisition (as defined for the purposes of the pro forma information in the section entitled “Unaudited Pro Forma Consolidated Financial Information”), been completed as of the dates indicated. Moreover, the selected unaudited pro forma consolidated financial information does not purport to project the future financial position or operating results of Enerflex following the completion of the acquisition.

(in thousands of Canadian dollars, except per share data)	For the six months ended June 30, 2022 ($)	For the year ended December 31, 2021 ($)
Revenues	1,219,845	1,755,693
Operating income	36,293	(99,289)
Earnings before income tax expense	(19,254)	(211,452)
Net income	(47,750)	(305,912)
Basic earnings per share	(0.38)	(2.48)
Diluted earnings per share	(0.38)	(2.48)

(in thousands of Canadian dollars)	As at June 30, 2022 ($)
Total assets	3,929,890
Total liabilities	2,445,386
Shareholders equity	1,484,504

Recent Developments

Since the Enerflex Board approved the Merger Agreement and the Transaction, both Enerflex and Exterran have reported better-than-expected financial results, driven by strengthened bookings and macroeconomic conditions. Further, interest rates have risen, the timing of expected expenditures has been delayed, and the timing of associated tax payments has been revised. Accordingly, Enerflex updated its expectations for the pro forma Transaction-related metrics. See “The Transaction – Background of the Transaction”.

Transaction-related Guidance as at June 30, 2022(1)
Leverage

•  Enerflex will target a bank-adjusted net debt to EBITDA ratio of less than 2.5 times within 12 to 18 months of closing, which represents an improvement from the previously announced net debt to EBITDA ratio of 2.5x – 3.0x within 12 to 18 months of closing.

Improved Operational Efficiencies

•  Expect to realize at least U.S.$60 million of annual run-rate synergies within 12 to 18 months of closing, primarily achieved through overhead savings and operational efficiencies. This represents an increase from the previously announced U.S.$40 million of annual run-rate synergies within 12 to 18 months of closing.

Gross Margin	• 2022 estimated consolidated gross margin: U.S.$540 – U.S.$600 million, which represents an increase from the previously announced U.S.$500 – U.S.$600 million.

Enhanced Scale

•  2022 estimated adjusted EBITDA (inclusive of synergies): U.S.$355 – U.S.$405 million, which represents an increase from the previously announced U.S.$320 – U.S.$370 million.

•  2023 estimated adjusted EBITDA (inclusive of synergies): U.S.$380 – U.S.$420 million, which represents an increase from the previously announced U.S.$360 – U.S.$400 million.

Capital Expenditures and WIP

•  2022 estimated maintenance capital expenditures: U.S.$40 – U.S.$50 million, which is in line with previously announced guidance.

•  2022 estimated growth capital expenditures: U.S.$200 – U.S.$220 million.

•  2022 estimated WIP: U.S.$180 – U.S.$200 million, which has decreased from the previously announced U.S.$200 – U.S.$225 million.

•  2023 estimated maintenance capital expenditures: U.S.$40 – U.S.$50 million.

Total Expenditures

•  2022 estimated total expenditures: U.S.$470 – U.S.$500 million, which represents a decrease from the previously announced U.S.$500 – U.S.$525 million.

•  2023 estimated total expenditures: U.S.$170 – U.S.$210 million, which represents an increase from the previously announced U.S.$120 – U.S.$160 million.

Accretion to Enerflex Shareholders

•  Expected doubling of adjusted EBITDA and approximately 20% accretive to earnings per share and approximately 11% accretive to cash flow per share (subject to purchase price allocation to be determined upon closing), for Enerflex shareholders. This represents a decrease from the previously announced accretion to earnings per share and cash flow per share of 50%, primarily due to increased interest expense and timing associated with taxes.

(1) See the news release and investor presentation, both dated January 24, 2022 available on Enerflex’s website at www.enerflex.com and under Enerflex’s SEDAR profile at www.sedar.com for previously announced transaction-related guidance.

Listing of Enerflex Common Shares

It is a condition to the completion of the Transaction that the Enerflex Common Shares issuable under the Merger Agreement be approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, and conditionally approved for listing on the TSX, subject to customary listing requirements.

The TSX has conditionally approved the listing of the Aggregate Enerflex Shares, which Enerflex Common Shares have been registered in the U.S. pursuant to the Form F-4. Listing of such Enerflex Common Shares is subject to Enerflex fulfilling all of the requirements of the TSX on or before the Business Day following the Closing Date. Enerflex is required under the terms of the Merger Agreement to apply to the NYSE or NASDAQ to list the Enerflex Common Shares to be issued to Exterran Stockholders under the Merger Agreement on the NYSE or NASDAQ, which Enerflex Common Shares have been registered in the U.S. pursuant to the Form F-4. Enerflex has applied for and received conditional listing approval to list the Aggregate Enerflex Shares to be issued to Exterran Stockholders on the NYSE. Listing will be subject to Enerflex fulfilling all the listing requirements of the NYSE. There can be no assurance that the Aggregate Enerflex Shares will be accepted for listing on the TSX or the NYSE.

Delisting and Deregistration of Exterran Common Stock

If the Transaction closes, Exterran Common Stock will be delisted from the NYSE and deregistered under the Exchange Act, and Exterran will no longer be required to file periodic reports with the SEC with respect to Exterran Common Stock.

Exterran has agreed to cooperate with Enerflex and use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable under applicable laws and rules and policies of the NYSE and the SEC to delist the Exterran Common Stock from the NYSE and to terminate its registration under the Exchange Act as promptly as practicable after the Effective Time.

Accounting Treatment of the Transaction

In accordance with IFRS, the Transaction will be accounted for as a business combination applying the acquisition method of accounting.

The unaudited pro forma financial information presented in this Management Information Circular has been derived from the audited historical financial statements of Enerflex and Exterran as of and for the fiscal year ended December 31, 2021, including the notes thereto, and the unaudited interim consolidated financial statements of Enerflex and Exterran for the three and six months ended June 30, 2022. The unaudited pro forma statement of financial position as at June 30, 2022 presents the financial positions of Enerflex and Exterran giving pro forma effect to the Transaction as if these events occurred on June 30, 2022. The unaudited pro forma statement of earnings for the six months ended June 30, 2022 and the year ended December 31, 2021 presents the results of operations of Enerflex and Exterran giving pro forma effect to the Transaction as if these events occurred on January 1, 2021 or June 30, 2022, as applicable.

For a more detailed discussion of the accounting treatment of the Transaction, see “The Transaction – Accounting Treatment of the Transaction”.

Regulatory Approvals Required for the Transaction

As more fully described in this Management Information Circular and in the Merger Agreement, and subject to the terms and conditions of the Merger Agreement, Enerflex and Exterran have agreed to promptly obtain all Governmental Approvals required in order to consummate the Merger. Enerflex and Exterran are not currently aware of any Governmental Approvals or other material consents or filings that are required in connection with the Merger other than those described in this Management Information Circular. Enerflex and Exterran received the HSR Act Approval on March 11, 2022. Enerflex also received conditional clearance from the Nigerian antitrust authorities on April 27, 2022 with all conditions being satisfied on May 12, 2022, allowing the Transaction to proceed provided closing takes place within 12 months, and the Colombia Approval on March 7, 2022.

The Aggregate Enerflex Shares were conditionally approved for listing on the NYSE on September 6, 2022, subject to official notice of issuance, and conditionally approved for listing on the TSX on September 7, 2022, subject to customary listing requirements.

The Form F-4 became effective in accordance with the provisions of the Securities Act on September 8, 2022.

For a more detailed discussion of the regulatory approvals required to close the Transaction, see the sections entitled “The Transaction – Regulatory Approvals Required for the Transaction”, “The Merger Agreement – Conditions that Must be Satisfied or Waived for the Transaction to Occur” and “The Merger Agreement – Regulatory Filings and Efforts; Other Actions” and for more information regarding factors that could impact the Closing, see the section entitled “Risk Factors”.

Exterran Stockholder Approval

Obtaining the Exterran Stockholder Approval is a condition to the respective obligations of each party to effect the Transaction. Approval of the Exterran Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of Exterran Common Stock entitled to vote on the Exterran Merger Proposal. At the Exterran Stockholder Meeting, which will be held in a virtual format via the interneton October 11, 2022 at 8:00 a.m. (Central Time), Exterran Stockholders will be asked to approve, among other things, the Exterran Merger Proposal. The Exterran Board has unanimously recommended that Exterran Stockholders vote to adopt the Merger Agreement by voting for the Exterran Merger Proposal.

Proxy Solicitation Agent

If you have any questions about the Transaction, the Enerflex Special Meeting or the proxy materials or if you need assistance submitting your proxy or voting your Enerflex Common Shares or need additional copies of this Management Information Circular or the enclosed form of proxy, you should contact Enerflex’s strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone toll free in North America at 1.888.999.3016 or at 1.289.695.3075 outside of North America or by email at assistance@morrowsodali.com.

RISK FACTORS

In addition to the other information contained in or incorporated by reference in this Management Information Circular, including the matters addressed in the section entitled “Information Contained in Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements”, you should carefully consider the following risks in deciding whether to vote for the Share Issuance Resolution. In addition, you should read and consider the risks associated with the businesses of Enerflex and Exterran because these risks will relate to the combined company following the Closing. Descriptions of some of these risks can be found in, in the case of Enerflex, the Enerflex Annual Report under the heading “Risk Factors”, the Enerflex AIF under the heading “Risk Factors” and “Appendix F – Information Concerning Enerflex Ltd.”, and, in the case of Exterran, in its Annual Report of Form 10-K for the year-ended December 31, 2021 and “Appendix E – Information Concerning Exterran Corporation”.

Risks Related to the Transaction

The Exchange Ratio is fixed and will not be adjusted in the event of any change in price of either Enerflex Common Shares or Exterran Common Stock.

At the Effective Time, each share of Exterran Common Stock that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive 1.021 Enerflex Common Shares. Because the Exchange Ratio is fixed, the value of the Merger Consideration will depend on the market price of Enerflex Common Shares at the Effective Time. The market price of Enerflex Common Shares has fluctuated since the date of the announcement of the Transaction and is expected to continue to fluctuate from the date of this Management Information Circular until the Closing. Changes in the price of Enerflex Common Shares may result from a variety of factors, including, among others, general market and economic conditions, changes in Enerflex’s and Exterran’s respective businesses, operations and prospects, risks inherent in their respective businesses, changes in market assessments of the likelihood that the Transaction will be completed and/or the value that may be generated by the Transaction and changes with respect to expectations regarding the timing of the Transaction and regulatory considerations. Many of these factors are beyond Exterran’s and Enerflex’s control.

The Transaction is subject to various closing conditions, including regulatory and stockholder/shareholder approvals as well as other uncertainties, and there can be no assurances as to whether and when the Transaction may be completed.

Closing of the Transaction is subject to the satisfaction or waiver of a number of conditions specified in the Merger Agreement, and it is possible that such conditions if not satisfied or waived, as applicable, may prevent, delay or otherwise materially adversely affect the completion of the Transaction. These conditions include, among other things: (i) receipt of the Exterran Stockholder Approval; (ii) receipt of the Enerflex Shareholder Approval; (iii) effectiveness of the Form F-4 prepared in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form F-4 having been issued and remaining in effect and no proceeding to that effect having been commenced; (iv) the absence of any injunction or similar order prohibiting or making illegal the consummation of the Transaction; (v) receipt of the Required Antitrust Approvals; (vi) the Enerflex Common Shares issuable in the Transaction having been approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, and the TSX, subject to customary listing requirements; (vii) the accuracy of each party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement; (viii) performance by each party in all material respects with such party’s obligations under the Merger Agreement; and (ix) with respect to Enerflex, the absence of an Exterran Material Adverse Effect, and with respect to Exterran, the absence of an Enerflex Material Adverse Effect (as such terms are defined in the Merger Agreement).

The Governmental Entities from which authorizations are required have broad discretion in administering the governing laws and regulations and may take into account various facts and circumstances in their consideration of the Transaction. In connection with the Transaction, these Governmental Entities also may impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of Enerflex’s business after the merger of Enerflex and Exterran.

In order to complete the Transaction, Enerflex and Exterran must obtain certain Governmental Approvals, and if such Governmental Approvals are not granted or are granted with conditions that become applicable to the parties, completion of the Transaction may be delayed, jeopardized, or prevented and the anticipated benefits of the Transaction could be reduced.

No assurance can be given that the Governmental Approvals will be obtained or that the required conditions to the completion of the Transaction will be satisfied. Even if all such Governmental Approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such Governmental Approvals. For example, these Governmental Approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Exterran and Enerflex or may impose requirements, limitations or costs or place restrictions on the conduct of Exterran’s or Enerflex’s business, and if such Governmental Approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to Exterran or Enerflex. Such extended period of time also may increase the chance that other adverse effects with respect to Exterran or Enerflex could occur, such as the loss of key personnel. Even if all necessary approvals are obtained, no assurance can be given as to the terms, conditions, and timing of such Governmental Approvals. For more information, see the sections entitled “Regulatory Approvals Required for the Transaction” and “The Merger Agreement – Regulatory Filings and Efforts; Other Actions.”

We cannot provide any assurance that all Governmental Approvals will be obtained or that all conditions to Closing will otherwise be satisfied (or waived, if applicable) and, if all Governmental Approvals are obtained and all conditions to Closing are satisfied (or waived, if applicable), we cannot provide any assurance as to the terms, conditions and timing of such Governmental Approvals or the timing of the Closing. Many of the conditions to Closing are not within either Exterran’s or Enerflex’s control, and neither company can predict when or if these conditions will be satisfied (or waived, if applicable). Any delay in completing the Transaction could cause Exterran and/or Enerflex not to realize some or all of the benefits that each expects to achieve if the Transaction is successfully completed within the expected timeframe.

The Enerflex Special Meeting may take place before all of the Governmental Approvals have been obtained and before all conditions to such Governmental Approvals, if any, are known. Notwithstanding the foregoing, if the Share Issuance Resolution is approved by Enerflex Shareholders, Enerflex may not be required to seek further approval of Enerflex Shareholders.

After Enerflex’s combination with Exterran, Enerflex may fail to realize projected benefits and cost savings of the combination, which could adversely affect the value of Enerflex Common Shares.

Enerflex and Exterran have operated and, pending Closing, will continue to operate independently. The success of Enerflex’s combination with Exterran will depend, in part, on Enerflex’s ability to realize the anticipated benefits and synergies from reorganizing the Exterran corporate structure and combining the businesses of Exterran and Enerflex following Closing, including operational, tax and other synergies that Enerflex believes the combined company will achieve. The anticipated benefits and synergies of Enerflex’s combination with Exterran may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that we do not currently foresee. Some of the assumptions that we have made, such as the tax outcomes of the reorganization steps and achievement of operating synergies, may not be correct. The integration process may, for Exterran and Enerflex, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities (including tax liabilities) and unforeseen expenses associated with the Transaction that were not discovered in the course of performing due diligence or that arise from the reorganization of the corporate structure or the combination of the businesses of Exterran and Enerflex post-Closing. Coordinating certain aspects of the operations and personnel of Enerflex with Exterran after the combination of Enerflex and Exterran will involve complex operational, technological and personnel-related challenges, which may be made more difficult in light of the COVID-19 pandemic. Additionally, the integration will require significant time and focus from management following the combination which may disrupt the business of the combined company.

The announcement and pendency of the Transaction could adversely affect each of Exterran’s and Enerflex’s business, results of operations and financial condition.

The announcement and pendency of the Transaction could cause disruptions in and create uncertainty surrounding Exterran’s and Enerflex’s business, including affecting Exterran’s and Enerflex’s relationships with its existing and future customers, suppliers, and employees, which could have an adverse effect on Exterran’s or Enerflex’s business, results of operations, and financial condition, regardless of whether the Transaction is completed. In particular, Exterran and Enerflex could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the Transaction. Exterran and Enerflex could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. The attention of Exterran’s and Enerflex’s respective management may be directed towards Closing, including obtaining required Governmental Approvals, Required Antitrust Approvals, and other Transaction-related considerations and may be diverted from the day-to-day business operations of Exterran and Enerflex and matters related to the Transaction may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Exterran and Enerflex. Additionally, the Merger Agreement requires each party to obtain the other party’s consent prior to taking certain specified actions while the Transaction is pending. These restrictions may prevent Enerflex and Exterran from pursuing otherwise attractive business opportunities prior to the Closing. Any of these matters could adversely affect the businesses of, or harm the results of operations, financial condition or cash flows of Enerflex and the market value of Enerflex Common Shares.

If the Transaction does not close, the market prices of Exterran Common Stock and Enerflex Common Shares may fall to the extent that the current prices of Exterran Common Stock and Enerflex Common Shares reflect a market assumption that the Transaction will close. In addition, the failure to close the Transaction may result in negative publicity or a negative impression of Exterran and Enerflex in the investment community and may affect Exterran’s and Enerflex’s relationship with employees, customers, suppliers, and other partners in the business community.

Exterran and Enerflex will incur substantial transaction fees and costs in connection with the Transaction.

Exterran and Enerflex have incurred and expect to incur additional material non-recurring expenses in connection with the Transaction, including costs relating to obtaining required Governmental Approvals and, in the case of Exterran, compensation payments to its executives triggered by the change in control of Exterran as a result of the Transaction. Exterran and Enerflex have incurred significant financial services, accounting, tax, and legal fees in connection with the process of negotiating and evaluating the terms of the Transaction. Additional significant unanticipated costs may be incurred in the course of coordinating and combining the businesses of Exterran and Enerflex. Even if the Transaction does not close, Exterran and Enerflex will need to pay certain costs relating to the Transaction incurred prior to the date the Transaction was abandoned, such as financial advisory, accounting, tax, legal, filing, and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition. In addition to its own fees and expenses, if the Merger Agreement is terminated under specified circumstances as set out in the Merger Agreement, Exterran will be required to pay to Enerflex a U.S.$10.0 million termination payment. In addition to its own fees and expenses, if the Merger Agreement is terminated under specified circumstances as set out in the Merger Agreement, Enerflex may be required to pay either U.S.$20.0 million or U.S.$30.0 million termination payment to Exterran, less any amounts required to be withheld or deducted on account of taxes and depending on the reason for the termination. For a summary of the Merger Agreement, see the section entitled “The Merger Agreement – Termination or Abandonment of the Merger Agreement.”

Significant demands will be placed on Enerflex and Exterran as a result of the combination of the two companies.

As a result of the combination of Enerflex and Exterran, significant demands will be placed on the managerial, operational, and financial personnel and systems of Enerflex and Exterran. Enerflex and Exterran cannot assure that their respective systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the combination of the two companies. The future operating results of the combined company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and expand its operational and financial controls and reporting systems in response to the Transaction.

The unaudited pro forma consolidated financial information of Exterran and Enerflex is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the combination of Enerflex and Exterran.

The unaudited pro forma consolidated financial information included in this Management Information Circular has been prepared using the consolidated historical financial statements of Enerflex and Exterran, and is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company after the combination of Enerflex and Exterran. In addition, the unaudited pro forma consolidated financial information included in this Management Information Circular is based in part on certain assumptions regarding the Transaction. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the combination of Enerflex and Exterran. Accordingly, the historical information incorporated by reference in this Management Information Circular and unaudited pro forma consolidated financial information included in this Management Information Circular does not necessarily represent the combined company’s results of operations and financial condition had Exterran and Enerflex operated as a combined company during the periods presented, or of the combined company’s results of operations and financial condition after the combination of Enerflex and Exterran. The combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses, and difficulties typically encountered by recently combined companies.

In preparing the unaudited pro forma consolidated financial information contained in this Management Information Circular, Enerflex has given effect to, among other items, the combination of Enerflex and Exterran, the payment of the Merger Consideration and the indebtedness of Enerflex on a consolidated basis after giving effect to the combination of Enerflex and Exterran, including the indebtedness of Exterran. The unaudited pro forma consolidated financial information may not reflect all of the costs that are expected to be incurred by Exterran and Enerflex in connection with the Transaction. For more information, see the section entitled “Unaudited Pro Forma Consolidated Financial Information.”

The additional indebtedness that Enerflex will incur in connection with the Transaction could adversely affect Enerflex’s financial position, including by decreasing its business flexibility, ability to satisfy its debt obligations or achieve its desired credit rating.

Following Closing, the combined company will have increased borrowings compared to the borrowings of Enerflex prior to Closing. Enerflex’s consolidated borrowings were approximately $345,951,000 as at June 30, 2022. The combined company’s pro forma borrowings as at June 30, 2022, if the acquisition of Exterran had been completed on that same date, would have been approximately $1,268 million, and the entire amount of borrowings would have been at variable rates of interest when assuming borrowings for the Transaction are made under the bridge facility and credit facility.

Per the unaudited pro forma statement of financial position as at June 30, 2022, Enerflex expects to incur approximately $1,268 million of debt in connection with the Transaction, as a result of the Debt Financing and refinance the debt assumed in the Transaction as required, which represents an increase in long-term debt of $31 million. This increased level of borrowings could have the effect, among other things, of reducing Enerflex’s liquidity and the combined company’s flexibility to respond to changing business and economic conditions. Also, the combined company’s ability to make payments of principal and interest on its indebtedness will depend upon its future performance, which will be subject to general economic, financial and business conditions, sufficient cash flow, the implementation of the integration with Exterran and other factors affecting its operations, many of which will be beyond the combined company’s control.

Accordingly, the amount of cash required to service the combined company’s increased borrowing levels after the combination of Enerflex and Exterran, and thus the demands on the combined company’s cash resources, will be greater than the amount of cash flows required to service Enerflex’s borrowings prior to the combination. If Enerflex completes the Transaction and obtains control of Exterran but does not achieve the expected benefits and cost savings from the Transaction, or if the financial performance of the combined company does not meet current expectations, Enerflex’s ability to service its indebtedness may be adversely impacted. The increased levels of borrowings after the combination of Enerflex and Exterran could also reduce funds available for the combined company’s investments including capital expenditures and other activities and may create competitive disadvantages for the combined company relative to other companies with lower debt levels.

The agreements that will govern Enerflex’s indebtedness that would be incurred in connection with the Transaction may contain various affirmative and negative covenants that may, subject to certain customary exceptions, restrict the combined company’s ability to, among other things, create liens over its property, change its line of business and/or merge or consolidate with any other person or sell or convey certain of its assets to another person. In addition, some of the agreements that will govern the combined company’s new debt financings may contain financial covenants that will require it to maintain certain financial ratios. Various risks, uncertainties, and events beyond the combined company’s control could affect its ability to comply with these covenants and failure to comply with them could result in an event of default, which, if not cured or waived, could accelerate repayment obligations. Under these circumstances, the combined company may not have sufficient funds or other resources to satisfy all of its obligations.

In conjunction with the Transaction, Enerflex may issue debt securities that will be rated by various credit rating agencies which would assess each credit rating organization’s opinion of Enerflex’s financial and business strength, operating performance, and ability to meet Enerflex’s debt obligations. Some of these debt securities credit ratings may be publicly disclosed and could impact the cost and availability of future borrowings and, accordingly, Enerflex’s cost of capital. Enerflex’s credit ratings reflect each credit rating organization’s opinion of Enerflex’s financial and business strength, operating performance, and ability to meet Enerflex’s debt obligations. If any of Enerflex’s future credit ratings are less favourable than anticipated or reduced after coverage is initiated by each rating agency, Enerflex may not be able to sell additional debt securities, borrow money, refinance the Transaction facilities if drawn or establish alternatives to the Transaction facilities in the amounts, at the times or interest rates or upon the more favourable terms and conditions that might be available if Enerflex’s current credit ratings are maintained.

Enerflex or Exterran may waive one or more of the closing conditions without re-soliciting Enerflex Shareholder Approval or Exterran Stockholder Approval, respectively.

Certain conditions to Enerflex’s and Exterran’s obligations, respectively, to close the Transaction may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement of Enerflex and Exterran. In the event that any such waiver does not require re-solicitation of the Enerflex Shareholders or an amendment of this Management Information Circular or any re-solicitation of proxies or voting cards, as applicable, the parties will have the discretion to close the Transaction without seeking further approval of Enerflex Shareholders or Exterran Stockholders, as applicable.

The opinion of RBC rendered to the Enerflex Board does not reflect changes in circumstances between the signing of the Merger Agreement and the Closing.

RBC was retained by Enerflex to provide financial advisory services in connection with the Transaction. In connection with their mandate, at a meeting of the Enerflex Board held on January 23, 2022, RBC provided an oral opinion, which was subsequently confirmed in writing on January 23, 2022, that, as of the date thereof, and based upon and subject to the assumptions, limitations, qualifications, conditions, and other matters stated therein, the Merger Consideration to be paid to the holders of shares of Exterran Common Stock in the Transaction was fair, from a financial point of view, to Enerflex. The Enerflex Board has not obtained an updated opinion as of the date of this Management Information Circular. Changes in the operations and prospects of Enerflex or Exterran, general market and economic conditions, and other factors that may be beyond the control of Enerflex or Exterran, and on which the forecasts and assumptions used by RBC in connection with rendering of its opinion may have been based, may significantly alter the value of Enerflex or Exterran or the prices of the Enerflex Common Shares or of the shares of Exterran Common Stock by the time the Transaction is completed. The RBC Fairness Opinion did not speak as of the time the Transaction will be completed or as of any date other than the date of such opinion and the Enerflex Board does not anticipate asking its financial advisor to update its opinion.

For more information regarding the RBC Fairness Opinion, see the section entitled “The Transaction – RBC Fairness Opinion.” For the full text of the RBC Fairness Opinion, see “Appendix C – RBC Fairness Opinion.”

While the Transaction is pending, Enerflex is subject to business uncertainties and contractual restrictions that could materially adversely affect Enerflex’s operating results, financial position and/or cash flows or result in a loss of employees, suppliers, vendors or customers.

The Merger Agreement generally requires Enerflex to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course prior to the earlier of the termination of the Merger Agreement and the Closing. In addition, the Merger Agreement includes a variety of specified restrictions on the conduct of Enerflex’s business, which, in the event the Merger Agreement is not earlier terminated, expire on the Closing Date. Among other things and subject to the other terms of the Merger Agreement and certain other exceptions and limitations, Enerflex may not, outside of the ordinary course of business, issue additional Enerflex Common Shares outside of its equity incentive plans, repurchase Enerflex Common Shares, pay dividends, acquire assets, securities or property, dispose of businesses or assets, enter into certain material contracts or make certain additional capital expenditures. Enerflex may find that these and other contractual restrictions in the Merger Agreement delay or prevent Enerflex from making certain changes, or limit its ability to make certain changes, during such period, even if Enerflex’s management believes that making certain changes may be advisable. The pendency of the Transaction may also divert management’s attention and Enerflex’s resources from ongoing business and operations.

Enerflex’s employees, suppliers, vendors or customers may experience uncertainties about the effects of the Transaction. It is possible that some employees, suppliers, vendors or customers, and other parties with whom Enerflex has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with Enerflex as a result of the Transaction. Similarly, current and prospective employees may experience uncertainty about their future roles with Enerflex following completion of the Transaction, which may materially and adversely affect Exterran’s ability to retain key employees. If any of these effects were to occur, it could materially and adversely impact Enerflex’s operating results, financial position, cash flows.

To consummate the Transaction and fund the operations of the combined company, Enerflex expects to (i) refinance its existing credit facility with a new committed credit facility, and (ii) replace existing credit obligations of Enerflex and Exterran through a new bridge loan or the issuance of new debt securities. The new committed credit facility and bridge loans contain certain conditions to close and the issuance of new debt securities is dependent on market conditions such that Enerflex cannot guarantee that it will be available at acceptable terms or available at all.

Enerflex anticipates that the funds needed to provide the working capital for the combined company will be derived from a combination of some or all of the: (i) cash on hand; (ii) borrowings under the newly committed credit facility which will be entered into for the purpose of the Transaction, its existing credit facilities and/or new credit facilities; and (iii) a committed bridge loan led by RBC Capital Markets and various other financial institutions or the proceeds from the sale of new debt securities in lieu of the bridge loan.

Enerflex may decide to replace the bridge loan with newly issued debt securities if they are available on better terms than the bridge loan. The availability of any newly issued debt securities will depend on, among other factors, prevailing market conditions, and other factors beyond Enerflex’s control. Enerflex cannot guarantee that these market conditions will be favourable and that the newly issued debt securities will be available on favourable terms or available at all.

The commitment of the new credit facility and bridge loan is described in the Debt Commitment Letter. However, Enerflex has not entered into definitive agreements for such debt financing, and the obligation of the lenders to provide the debt financing under the commitment letter is subject to a number of customary conditions. There can be no assurance that Enerflex will be able to obtain the Debt Financing under the Debt Commitment Letter. In the event that the Debt Financing contemplated above is not available, other financing may not be available on acceptable terms, in a timely manner or at all. If Enerflex is unable to obtain debt financing, the Transaction may be delayed or not be completed. Enerflex’s obligation to complete the Transaction is not conditioned upon the receipt of any financing.

Failure by Enerflex to successfully execute the combined company’s business strategy and objectives may materially adversely affect the future results of the combined company and, consequently, the market value of Enerflex Common Shares.

The success of the combination of Enerflex and Exterran will depend, in part, on the ability of Enerflex to successfully execute its business strategy. Furthermore, Enerflex’s business strategy, operations, and plans for growth rely significantly on agreements with third parties, including joint ventures and other strategic alliances. Enerflex’s ability to provide service to its customers depends in large part upon its ability to maintain these agreements with third parties, and upon the performance of the obligations under the agreements by the third parties. The termination of, or the failure to renew, these agreements could have a Material Adverse Effect on Enerflex’s consolidated financial statements and interfere with its business strategy, operations, and plans for growth. If Enerflex is not able to achieve the combined company’s business strategy, is not able to achieve such business strategy on a timely basis, or otherwise fails to perform in accordance with Enerflex’s expectations, the anticipated benefits of the combination of Enerflex and Exterran may not be realized fully or at all, and the combination may materially adversely affect the results of operations, financial condition, and prospects of the combined company and, consequently, the market value of Enerflex Common Shares.

Failure to complete the Transactions contemplated by the Merger Agreement could negatively impact the price of Enerflex’s Common Shares, and future business and financial results.

If the Transactions contemplated by the Merger Agreement are not completed for any reason, Enerflex’s ongoing business may be materially and adversely affected and Enerflex would be subject to a number of risks, including, but not limited to, the following:

•

Enerflex may experience negative reactions from the financial markets, including negative impacts on trading prices of Enerflex Common Shares, and from Enerflex’s employees, suppliers, vendors, regulators or customers;

•

Enerflex may be required to pay Exterran a termination payment of U.S.$20.0 million, less any amounts required to be withheld or deducted on account of taxes, in consideration for the disposition by Enerflex of its contractual rights under the Merger Agreement, if the Merger Agreement is terminated in certain circumstances, including because the Enerflex Board has changed its recommendation in support of the Transaction in response to an intervening event if the Enerflex Board determines that the failure to take such action would likely be inconsistent with its fiduciary duties, or in certain circumstances where, after the date of the Merger Agreement, Enerflex enters into a definitive agreement related to an Enerflex Superior Proposal;

•

Enerflex may be required to pay Exterran a termination payment of U.S.$30.0 million, less any amounts required to be withheld or deducted on account of taxes, if Enerflex fails to secure all, or any portion of, the Debt Financing to be funded at Closing for any reason;

•

the Merger Agreement places certain restrictions on the conduct of Enerflex’s business, and such restrictions, the waiver of which is subject to the consent of Exterran, may prevent Enerflex from making certain material acquisitions, entering into or amending certain contracts, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Transaction or, with respect to certain actions, prior to the Closing, that Enerflex would have made, taken or pursued if these restrictions were not in place; and

•

matters relating to the Transaction (including integration planning) will require substantial commitments of time and resources by Enerflex’s management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Enerflex as an independent company.

In addition, Enerflex could be subject to litigation related to any failure to complete the Transaction or related to any proceeding to specifically enforce Enerflex’s performance obligations under the Merger Agreement.

If any of these risks materialize, they may materially and adversely affect Exterran’s business, financial condition, financial results and stock price.

Directors, officers and employees of Enerflex may have interests in the Transaction that may differ from those of Enerflex Shareholders generally.

In considering the recommendation of the Enerflex Board to vote in favour of the Share Issuance Resolution, Enerflex Shareholders should be aware that certain directors, officers and employees of Enerflex may have interests in the Transaction that are different from, or in addition to, the interests of Enerflex Shareholders generally including, but not limited to, those interests discussed under the heading “Interests of Certain Persons or Companies in the Transaction”.

Except in specified circumstances, if the Effective Time has not occurred by the End Date, either Exterran or Enerflex may choose not to proceed with the Transaction.

Either Exterran or Enerflex may terminate the Merger Agreement if the Effective Time has not occurred by the End Date. However, this right to terminate the Merger Agreement will not be available to Exterran or Enerflex if such party has breached in any material respect its obligations under the Merger Agreement in any manner that has been the primary cause of the failure to consummate the Transaction on or before the End Date. For more information, see the section entitled “The Merger Agreement – Termination or Abandonment of the Merger Agreement.”

Enerflex may lose its status as a “foreign private issuer” in the U.S. following the Closing or upon the completion of the combination of Enerflex and Exterran, which could result in additional costs and expenses.

There is a possibility that as a result of the Transaction, after the Closing, Enerflex may no longer qualify as a foreign private issuer under applicable U.S. securities laws.

For so long as Enerflex remains a foreign private issuer under the Exchange Act, Enerflex is exempt from certain rules under the Exchange Act. Enerflex is not currently required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the SEC. Enerflex is also not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, Enerflex is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under section 14 of the Exchange Act. The members of the Enerflex Board, officers, and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of section 16 of the Exchange Act.

If Enerflex determines that it no longer qualifies as a foreign private issuer at any time following the Closing of the Transaction, it will be required to satisfy its reporting obligations using U.S. domestic reporting forms and will become subject to the rules applicable to a U.S. domestic issuer. If Enerflex loses its foreign private issuer status, it will also lose its ability to use the Multi-jurisdictional Disclosure System and rely on Canadian disclosure documents when offering securities in the U.S. Subject to certain exemptions that may be available, Enerflex will also continue to be required to comply with its reporting obligations under Canadian securities laws. In addition, Enerflex may lose the ability to rely upon certain corporate governance exemptions from the NYSE that are available to foreign private issuers. Finally, if Enerflex loses its foreign private issuer status, to the extent that Enerflex were to offer or sell its securities outside of the U.S., it would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit Enerflex’s ability to access capital markets in the future, and create a higher likelihood that investors could require Enerflex to file resale registration statements with the SEC as a condition of any such financings. As a result, the regulatory, compliance, and financing costs to Enerflex under U.S. securities laws as a U.S. domestic issuer may be higher than those of a Canadian foreign private issuer.

Resales of Enerflex Common Shares following the Transaction may cause the market value of Enerflex Common Shares to decline.

Based on the number of Enerflex Common Shares and shares of Exterran Common Stock (including shares to be issued pursuant to Exterran Phantom Units) outstanding as of September 8, 2022, Enerflex expects to issue up to approximately 34,013,055 Enerflex Common Shares to Exterran Stockholders at the Effective Time representing approximately 27.5% of the issued and outstanding Enerflex Common Shares on a non-diluted basis after giving effect to the Transaction. The issuance of these new Enerflex Common Shares could have the effect of depressing the market value for Enerflex Common Shares. The increase in the number of Enerflex Common Shares may lead to sales of such Enerflex Common Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, Enerflex Common Shares.

The market value of Enerflex Common Shares may decline as a result of the combination of Enerflex and Exterran.

The market value of Enerflex Common Shares may decline as a result of the combination of Enerflex and Exterran if, among other things, the combined company is unable to achieve the expected growth in revenues and earnings, or if the operational cost savings estimates in connection with the integration of Exterran’s and Enerflex’s businesses are not realized or if the costs related to the Transaction are greater than expected. The market value of Enerflex Common Shares also may decline if the combined company does not achieve the perceived benefits of the combination as rapidly or to the extent anticipated by the market or if the effect of the combination on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. In addition, some Exterran Stockholders may decide not to continue to hold the Enerflex Common Shares they receive as a result of the Transaction, and any such sales of Enerflex Common Shares could have the effect of depressing their market price. Moreover, general fluctuations in stock markets could have a Material Adverse Effect on the market for, or liquidity of, Enerflex Common Shares, regardless of Enerflex’s actual operating performance after the combination of Enerflex and Exterran.

Current Enerflex Shareholders and Exterran Stockholders will have a reduced ownership and voting interest after the Transaction and will have less input into the management of the combined company.

Based on the number of Enerflex Common Shares and shares of Exterran Common Stock (including shares to be issued pursuant to Exterran Phantom Units) outstanding on September 8, 2022, Enerflex expects to issue up to approximately 34,013,055 Enerflex Common Shares to Exterran Stockholders at the Effective Time representing approximately 27.5% of the issued and outstanding Enerflex Common Shares on a non-diluted basis after giving effect to the Transaction. As a result, it is expected that, immediately after the Effective Time, former Exterran Stockholders will own approximately an aggregate of 26.8% of the total issued and outstanding Enerflex Common Shares on a fully diluted basis. See the section of this Management Information Circular entitled “The Merger Agreement—Treatment of Exterran Equity Awards.” Consequently, current Enerflex Shareholders in the aggregate will have less input into the management and policies of the combined company than they currently have over the management and policies of Enerflex, and Exterran Stockholders in the aggregate will have significantly less input into the management and policies of the combined company than they currently have over the management and policies of Exterran.

Exterran and Enerflex may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Transaction from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Transaction, then that injunction may delay or prevent the Transaction from being completed. See “Lawsuits arising out of or relating to the Merger Agreement or the Transaction may have an adverse effect on the combined company if a resolution is not reached prior to Closing” under the heading “Risk Factors” in “Appendix G – Information Concerning the Combined Company”.

The combined company may be exposed to increased activism and litigation, which could have an adverse effect on the combined company’s business and operations.

The combined company may be exposed to increased shareholder and stockholder activism and litigation from shareholders and stockholders, customers, suppliers, consumers and other third parties due to the combination of Enerflex’s business and Exterran’s business. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.

The Internal Revenue Service (“IRS”) may not agree that Enerflex should be treated as a foreign corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized under the law of the U.S., any state thereof or the District of Columbia.

Accordingly, under generally applicable U.S. federal income tax rules, Enerflex, which is organized under the CBCA, would generally be classified as a non-U.S. corporation. However, section 7874 of the Code and the Treasury Regulations promulgated thereunder contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes (or to be subject to certain other adverse tax consequences). Based on the percentage of outstanding Enerflex Common Shares that is expected to be owned by former holders of Exterran Common Stock immediately after the Transaction, Enerflex believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes under section 7874 of the Code immediately following the Transaction. There can be no assurance, however, that the IRS will not take a contrary position or that the relevant U.S. federal income tax law will not be changed (possibly with retroactive effect) in a manner that would result in a contrary conclusion. If it were determined that Enerflex is treated as a U.S. corporation for U.S. federal income tax purposes under section 7874 of the Code and the Treasury Regulations promulgated thereunder, Enerflex could be subject to substantial U.S. tax liability and its non-U.S. shareholders could be subject to U.S. withholding tax on any dividends.

The Merger Agreement contains provisions that make it more difficult for Enerflex and Exterran to pursue alternatives to the Transaction.

The Merger Agreement contains provisions that make it more difficult for Enerflex to sell its business, or for Exterran to sell its business to a party other than Enerflex. These provisions include a general prohibition on each party soliciting any Alternative Proposal. Further, there are only limited circumstances in which Exterran may terminate the Merger Agreement to accept an Alternative Proposal and limited exceptions to each party’s agreement that its board of directors will not withdraw or modify in a manner adverse to the other party the recommendation of its board of directors in favour of the adoption of the Merger Agreement. In the event that the Exterran Board makes an adverse recommendation change, then Exterran may be required to pay to Enerflex a termination payment of U.S.$10.0 million. In the event that the Enerflex Board makes an adverse recommendation change, then Enerflex may be required to pay to Exterran a termination payment of U.S.$20.0 million less any amounts required to be withheld or deducted on account of taxes. See the section entitled “The Merger Agreement – No Solicitation” and “The Merger Agreement – Termination or Abandonment of the Merger Agreement.”

The parties believe these provisions are reasonable and not preclusive of other offers, but these restrictions might discourage a third party that has an interest in acquiring all or a significant part of either Exterran or Enerflex from considering or proposing an Alternative Proposal.

If an Alternative Proposal to acquire Exterran is made, consummation of the Transaction may be delayed or impeded.

If an Alternative Proposal to acquire Exterran is made, the attention of Exterran’s and Enerflex’s respective management may be diverted away from the Transaction, which may delay or impede consummation of the Transaction. Matters related to such Alternative Proposal, including any potential related litigation, may require commitments of time and resources of both parties and their respective representatives, which could otherwise have been devoted to the Transaction.

Exchange rate fluctuations may adversely affect the foreign currency value of Enerflex Common Shares and any dividends.

The Enerflex Common Shares are quoted in Canadian dollars on the TSX. After the Closing, Enerflex expects that the Enerflex Common Shares will, in addition to continuing to be quoted on the TSX in Canadian dollars, be quoted in U.S. dollars on the NYSE. Dividends in respect of Enerflex Common Shares, if any, are anticipated to be declared in Canadian dollars, consistent with Enerflex’s current dividend practice. Enerflex’s financial statements are prepared in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and Canadian dollar will affect, among other matters, the U.S. dollar value of Enerflex Common Shares, whether or not traded on the TSX or the NYSE, and of any dividends in respect of such shares.

Enerflex may not have discovered undisclosed liabilities of Exterran, if any.

In the course of the due diligence review of Exterran that Enerflex conducted prior to the execution of the Merger Agreement, Enerflex may not have discovered, or may have been unable to quantify, undisclosed liabilities of Exterran and its Subsidiaries, if any, and Enerflex will not be indemnified for any of these liabilities. If Exterran has undisclosed liabilities, Enerflex, as a successor owner, may be responsible for such undisclosed liabilities. Such undisclosed liabilities could have an adverse effect on the business, results of operations, financial condition and cash flows of Enerflex and on the value of the Enerflex Common Shares after the closing of the Transaction. For more information, see the section entitled “The Merger Agreement – Termination or Abandonment of the Merger Agreement”.

Risks Related to Enerflex’s Business

Enerflex Shareholders should read and consider the risk factors specific to Enerflex’s business that will also affect the combined company after the completion of the Transaction. These risks are described the Enerflex Annual Report under the heading “Risk Factors” and the Enerflex AIF under the heading “Risk Factors”, and in other documents that are incorporated by reference in this Management Information Circular. See the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” for the location of information incorporated by reference in this Management Information Circular and “Appendix F – Information Concerning Enerflex Ltd.”.

Risks Related to Exterran’s Business

Enerflex Shareholders should read and consider the risk factors specific to Exterran’s business that will also affect the combined company after the completion of the Transaction. These risks are described in Exterran’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which are incorporated by reference in this Management Information Circular, and in other documents that are incorporated by reference in this Management Information Circular. See the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” for the location of information incorporated by reference in this Management Information Circular and “Appendix E – Information Concerning Exterran Corporation”.

INFORMATION ABOUT ENERFLEX, MERGER SUB, EXTERRAN, AND THE COMBINED COMPANY

Enerflex Ltd.

Suite 904, 1331 Macleod Trail S.E.

Calgary, Alberta, Canada, T2G 0K3

403.387.6377

Enerflex is a single-source supplier of natural gas compression, oil and gas processing, refrigeration systems, energy transition solutions, and electric power generation equipment – plus related in-house engineering and mechanical services expertise. Enerflex’s broad in-house resources provide the capability to engineer, design, manufacture, construct, commission, service, and operate hydrocarbon and other gas handling systems. Enerflex’s expertise encompasses field production facilities, compression and natural gas processing plants, gas lift compression, refrigeration systems, energy transition solutions, and electric power solutions serving the natural gas production industry.

Headquartered in Calgary, Alberta, Canada, Enerflex has approximately 2,100 employees worldwide. Enerflex, its Subsidiaries, interests in associates, and joint operations operate in Canada, the U.S., Argentina, Bolivia, Brazil, Colombia, Mexico, the United Kingdom, Bahrain, Kuwait, Oman, the United Arab Emirates, Australia, New Zealand, Indonesia, Malaysia, and Thailand. Through Enerflex’s owned natural gas infrastructure, Enerflex transforms over 3.1 billion cubic feet of natural gas per day, globally.

Enerflex has fabrication and workshop facilities in Calgary, Alberta; Houston, Texas; and Brisbane, Queensland, that supply custom fabricated and standard equipment to customers worldwide. Enerflex is one of the leading suppliers of natural gas compression within the rental market in Canada, the U.S., Latin America, and the Middle East, with a global rental fleet of approximately 800,000 horsepower. Enerflex is a highly-qualified service provider with industry-certified mechanics and technicians strategically situated across a network of 53 service locations in Canada, the U.S., Latin America, the Middle East, and Asia Pacific.

Enerflex’s revenue is derived from the sale of natural gas-related products and services, including: engineering, design, and fabrication of hydrocarbon production and processing facilities, natural gas compression equipment, energy transition solutions, and electric power facilities; rental of natural gas compression, processing, and electric power equipment; after-market service, operations and maintenance, and parts distribution, for compression, process, refrigeration, and power generation equipment, as well as retrofit solutions for compression and power generation equipment; and concept-to-commissioning of integrated turnkey systems and BOOM solutions for natural gas compression, processing, and power generation.

Through Enerflex’s ability to provide these products and services in an integrated manner, or as stand-alone offerings, Enerflex offers customers a unique value proposition well suited to address their changing needs.

Enerflex was formed on June 1, 2011 pursuant to a plan of arrangement under section 192 of the CBCA among Toromont Industries Ltd., its shareholders, Enerflex Ltd. and 77877014 Canada Inc. Enerflex’s registered, executive and corporate head office is located at Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada, T2G 0K3. Enerflex common shares are listed on the TSX under the symbol “EFX”.

Additional information about Enerflex can be found on its website at www.enerflex.com and under Enerflex’s electronic profile on SEDAR’s website. For additional information about Enerflex, see “Information Incorporated by Reference” and “Appendix F – Information Concerning Enerflex Ltd.”.

Enerflex US Holdings Inc.

10815 Telge Road

Houston, Texas USA 77095

281.345.9300

Merger Sub, a Delaware corporation and a direct wholly-owned Subsidiary of Enerflex, was formed solely for the purpose of facilitating the Transaction. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Transaction. By operation of the Merger, Merger Sub will merge with and into Exterran.

As a result, immediately following the merger, Exterran will survive as a direct wholly-owned Subsidiary of Enerflex.

Merger Sub’s principal executive offices are located at 10815 Telge Road, Houston, TX USA 77095, and its telephone number is 281.345.9300.

Exterran Corporation

Exterran is a global systems and process company offering solutions in the oil, gas, water and power markets. Exterran is a leader in natural gas processing and treatment and compression products and services, providing critical midstream infrastructure solutions to customers throughout the world. Exterran is headquartered in Houston, Texas and operates in approximately 25 countries.

Exterran Common Stock is traded on the NYSE under the symbol “EXTN”. Exterran’s principal executive offices are located at 11000 Equity Drive, Houston, TX, 77041, and its telephone number is 281.836.7000.

Additional information about Exterran can be found on its website at www.exterran.com. The information contained in, or that can be accessed through, Exterran’s website is not intended to be incorporated by reference in this Management Information Circular. For additional information about Exterran, see “Information Incorporated by Reference” and “Appendix E – Information Concerning Exterran Corporation”.

Information Concerning the Combined Company

The combined company will carry on the combined businesses of Enerflex and Exterran, with Exterran as a direct wholly-owned Subsidiary of Enerflex.

Enerflex will continue to be governed by the CBCA, while the Surviving Corporation will be governed by the DGCL. Calgary, Alberta, Canada will be the global headquarters of the combined company. For additional information about the combined company, see “Information Incorporated by Reference” and “Appendix G – Information Concerning the Combined Company”.

THE TRANSACTION

This section of this Management Information Circular describes the various aspects of the Transaction and related matters. This section may not contain all of the information that is important to you. You should carefully read this entire Management Information Circular and the documents incorporated by reference in this Management Information Circular, including the full text of the Merger Agreement, a copy of which is attached to this Management Information Circular as “Appendix B – Merger Agreement”, for a more complete understanding of the Transaction. In addition, important business and financial information about each of Enerflex and Exterran is included in or incorporated by reference in this Management Information Circular. For a list of the documents incorporated by reference in this Management Information Circular, see the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference”.

Transaction Structure

Under the Merger Agreement, dated as of January 24, 2022, among Enerflex, Merger Sub, a direct wholly-owned Subsidiary of Enerflex, and Exterran, Merger Sub will merge with and into Exterran, with the Surviving Corporation becoming a direct wholly-owned Subsidiary of Enerflex pursuant to and in accordance with the laws of the State of Delaware. The Merger Agreement was, at all times, negotiated at arm’s length. Under the Transaction, each share of Exterran Common Stock (other than certain excluded shares as described in the Merger Agreement), will be converted into the right to receive 1.021 Enerflex Common Shares.

The Merger Agreement provides, among other things, that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, at the Effective Time, Merger Sub shall be merged with and into Exterran and Exterran shall be the Surviving Corporation in the Transaction, and, following the Transaction, shall be a direct wholly-owned Subsidiary of Enerflex.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of Exterran Common Stock that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted automatically into the right to receive the Merger Consideration, being 1.021 validly issued, fully paid and non-assessable Enerflex Common Shares. The Exchange Ratio is fixed and will not be adjusted for fluctuations in the market price of Enerflex Common Shares or shares of Exterran Common Stock between the date of the Merger Agreement and the Closing.

The terms and conditions of the Transaction are contained in the Merger Agreement, which is described in this Management Information Circular and attached to this Management Information Circular as “Appendix B – Merger Agreement”. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Transaction. All descriptions in this summary and elsewhere in this Management Information Circular of the terms and conditions of the Transaction are qualified in their entirety by reference to the full text of the Merger Agreement.

Merger Consideration

Under the Merger Agreement, at the Effective Time, each share of Exterran Common Stock that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted automatically into the right to receive the Merger Consideration, being 1.021 validly issued, fully paid and non-assessable Enerflex Common Shares. As part of the Merger Consideration, each holder of Exterran Common Stock who would otherwise have been entitled to receive as a result of the Transaction a fraction of an Enerflex Common Share will receive, in lieu of such fractional Enerflex Common Share, cash in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of the aggregated number of fractional Enerflex Common Shares that would have otherwise been issuable to such holders. Any cash amounts to be received by holders of shares of Exterran Common Stock in lieu of any fractional Enerflex Common Shares will be rounded to the nearest cent. The Exchange Ratio is fixed and will not be adjusted for fluctuations in the market price of Enerflex Common Shares or shares of Exterran Common Stock between the date of the Merger Agreement and the Closing.

The Merger Consideration will be equitably adjusted in the event of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares involving Exterran Common Stock or Enerflex Common Shares prior to the Effective Time, to proportionally reflect such change.

Based on the number of Enerflex Common Shares and shares of Exterran Common Stock (including shares to be issued pursuant to Exterran Phantom Units) outstanding on September 8, 2022, Enerflex expects to issue up to approximately 34,013,055 Enerflex Common Shares to Exterran Stockholders at the Effective Time representing approximately 27.5% of the issued and outstanding Enerflex Common Shares on a non-diluted basis after giving effect to the Transaction. The actual number of Enerflex Common Shares to be issued under the Merger Agreement will be determined immediately prior to the Effective Time based on the Exchange Ratio and the number of shares of Exterran Common Stock and Enerflex Common Shares outstanding. Immediately after the Transaction, former Exterran Stockholders are expected to own approximately 26.8% of the total issued and outstanding Enerflex Common Shares on a fully diluted basis.

Based on the closing price of Enerflex Common Shares on the TSX of $7.90 on January 21, 2022, the last full trading day prior to the date of the Merger Agreement, the implied value of the Merger Consideration to holders of shares of Exterran Common Stock was approximately $8.066 per share of Exterran Common Stock. On September 8, 2022, the date of this Management Information Circular, the closing price of Enerflex Common Shares on the TSX was $6.56 per share, resulting in an implied value of the Merger Consideration to holders of shares of Exterran Common Stock of $6.6978 per share of Exterran Common Stock.

The implied value of the Merger Consideration will fluctuate, as the market price of Enerflex Common Shares fluctuates, because the Merger Consideration that is payable per share of Exterran Common Stock is a fixed fraction of an Enerflex Common Share. As a result, the value of the Merger Consideration that Exterran Stockholders will receive upon the Closing could be greater than, less than, or the same as the value of the Merger Consideration as at the date of this Management Information Circular or at the time of the Enerflex Special Meeting. Enerflex Common Shares trade on the TSX under the symbol “EFX” and Exterran Common Stock trades on the NYSE under the symbol “EXTN”.

For a full description of the treatment of Exterran Equity Awards in the Transaction, see the sections entitled “The Merger Agreement – Merger Consideration” and “The Merger Agreement – Treatment of Exterran Equity Awards”.

Background of the Transaction

Events Preceding the Execution of the Merger Agreement

Each of the Exterran Board and Exterran management and the Enerflex Board and Enerflex management regularly reviews and assesses each respective company’s independent strategic plans, and corporate policies and direction, and considers various strategic alternatives potentially available, all with the goal of enhancing value for their respective shareholders. In connection with these activities, each of Andrew J. Way, Exterran’s President and Chief Executive Officer, and Marc E. Rossiter, Enerflex’s President and Chief Executive Officer, regularly assess the industry’s competitive landscape and periodically engage in discussions with the chief executive officers of other companies regarding potential acquisitions, divestitures, or strategic opportunities that may be available to Exterran or Enerflex aimed at increasing the competitiveness, scale, financial flexibility, and growth platform of either company, and each of Messrs. Way and Rossiter reports these discussions to their respective boards. Enerflex first engaged in conversations with Exterran’s predecessor, Exterran Holdings, Inc., regarding a possible transaction in 2013. The discussions were preliminary in nature. Upon review of the information provided, Enerflex made the decision not to continue further discussions at that time and formal engagement between the parties ceased as of December 4, 2013.

In the second half of 2019, the Exterran Board and Exterran management began implementation of its ongoing strategic transformation plan whereby Exterran would be transformed over the course of its 2020 through 2022 fiscal years from an oilfield service company into an energy industrial services company that offered sustainable solutions to its customers and generated significant cash flow in 2023 and beyond. Following commencement of the ongoing strategic transformation plan, the Exterran Board regularly met with Exterran management in the ordinary course to review and discuss the execution of the plan, including the capital requirements and timeline required to execute on the plan. During 2020 and 2021, Exterran continued to execute on this strategic plan by focusing on higher margin product lines, divesting its U.S. compression fabrication business, and accelerating the development and growth of its water treatment business and technology, among other matters.

In August and December 2020, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities, Exterran’s financial advisor. Representatives of Wells Fargo Securities were invited to participate in these meetings due to their prior and ongoing experience in advising Exterran on strategic and other financial advisory matters, and the belief of the Exterran Board that Wells Fargo Securities had extensive experience advising companies in the energy industry, as well as significant experience providing strategic and financial advisory services.

At these meetings, the Exterran Board discussed with representatives of Wells Fargo Securities and Exterran management the ongoing execution of Exterran’s strategic transformation plan, the potential benefits and risks associated with the plan, and strategic alternatives that Exterran could pursue. These strategic alternatives included continuing to execute on the strategic transformation plan and operating as a standalone business, pursuing joint ventures, diversifying Exterran’s business through acquisitions, or pursuing a sale of Exterran for cash or stock to a potential strategic or financial acquiror. The Exterran Board also discussed with Exterran management and representatives of Wells Fargo Securities the potential re-financing of Exterran’s existing indebtedness as well as debt and/or equity capital that may be necessary in connection with the execution of the strategic transformation plan.

After each of the meetings, the Exterran Board unanimously determined that continuing to execute on the strategic transformation plan and operating as a standalone business was most likely to maximize value for the Exterran Stockholders. The Exterran Board also authorized Exterran management and its advisors to continue to pursue and evaluate the potential re-financing of Exterran’s existing indebtedness as well as debt and / or equity capital that may be necessary in connection with the execution of the strategic transformation plan.

In late 2020, during its regular evaluation of potential acquisitions, divestitures, or strategic opportunities in the industry, Enerflex management identified Exterran as a potentially attractive combination for Enerflex. At a board meeting of Enerflex on February 8, 2021, Enerflex’s management discussed with the Enerflex Board the possibility of investigating a potential strategic transaction with Exterran. The Enerflex Board supported management to engage legal and financial advisors regarding such a transaction and Enerflex’s management to develop a plan and to reach out to Exterran.

Effective February 16, 2021, Enerflex and RBC entered into an engagement letter for RBC to provide financial advisory services in connection with a potential transaction involving Exterran. On or about the same time, Enerflex engaged Norton Rose Fulbright as its legal advisor to understand and identify potential legal matters that may arise in connection with a transaction between Enerflex and Exterran. On February 24, 2021, Enerflex’s management provided the Enerflex Board with an update on the status of its evaluation of a potential transaction with Exterran and the Enerflex Board ratified management’s engagement of RBC and Norton Rose Fulbright as Enerflex’s financial and legal advisors, respectively.

On March 11, 2021, Enerflex’s management presented the Enerflex Board with an updated analysis of a potential transaction based on publicly available information on Exterran, including anticipated critical due diligence items.

On March 15, 2021, Mr. Rossiter contacted Mr. Way and informed him that Enerflex was interested in exploring a potential strategic transaction in which Enerflex would acquire Exterran. Mr. Rossiter did not propose any purchase price or other transaction terms during this discussion. As a next step, Mr. Rossiter proposed an in-person meeting with Mr. Way on March 17, 2021, to further discuss the rationale for a potential strategic transaction.

On March 17, 2021, Messrs. Rossiter and Way met in Houston, Texas. During the meeting, Mr. Rossiter provided Mr. Way with his views as to why a potential strategic transaction between Enerflex and Exterran could create a premier integrated provider of energy infrastructure. Mr. Rossiter did not propose any purchase price or other transaction terms during this discussion. Mr. Way informed Mr. Rossiter that Exterran was focused on executing its strategy as an independent, standalone company, but that the Exterran Board is and has always been willing to consider strategic alternatives that may enhance shareholder value. After discussion, Mr. Rossiter requested that Mr. Way and Mark R. Sotir, the Executive Chairman of the Exterran Board, meet with him and Robert S. Boswell, one of Enerflex’s directors, in-person in Chicago, Illinois later that month to further discuss a potential strategic transaction.

On March 22, 2021, Enerflex’s management updated the Enerflex Board on Mr. Rossiter’s recent discussions with Mr. Way and considered the opportunity for a second meeting to take place.

On March 24, 2021, Messrs. Rossiter, Way, Sotir and Boswell met in Chicago, Illinois. At the meeting, Mr. Rossiter again expressed Enerflex’s interest in exploring a potential strategic transaction in which Enerflex would acquire Exterran. Messrs. Rossiter and Boswell discussed the general framework of a transaction, including the complementary nature of the businesses and the cultural fit between Exterran and Enerflex. Messrs. Rossiter and Boswell did not propose any purchase price or other transaction terms during this discussion. At the conclusion of this meeting, Mr. Way and Mr. Sotir communicated that the Exterran Board was focused on pursuing its standalone business plan to create value for Exterran Stockholders and they did not believe the Exterran Board would be interested in holding further discussions at this time.

Between March 24, 2021, and April 12, 2021, Messrs. Way and Sotir discussed Enerflex’s proposal with other members of the Exterran Board on multiple telephone calls. After discussion, the Exterran Board determined that, while a potential strategic transaction between Enerflex and Exterran could possibly generate significant value for Exterran’s shareholders, Exterran should continue to focus on executing its strategy as an independent, standalone company, including through the execution of its strategic transformation plan. In this regard, the Exterran Board noted that, among other matters, Enerflex had not proposed any purchase price or other transaction terms, and Exterran’s management should continue to devote its full attention to the execution of Exterran’s strategic transformation plan, as opposed to engaging in preliminary and exploratory discussions regarding a potential strategic transaction.

On April 13, 2021, Mr. Way contacted Mr. Rossiter to confirm that Exterran was not interested in holding further discussions regarding a potential strategic transaction at this time.

On April 28, 2021, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding, Exterran’s legal advisor. At the meeting, Exterran management provided the Exterran Board with an update on Exterran’s commercial and financial performance as well as the execution of the strategic transformation plan. Also at this meeting, Exterran management discussed with the Exterran Board the perspectives of certain Exterran Stockholders regarding Exterran’s strategic transformation plan and the capital required to execute the plan, which perspectives were communicated to Exterran management as part of their engagement with Exterran Stockholders. As part of this discussion, Exterran management noted that, as part of its routine engagement with Exterran Stockholders, several of these stockholders provided Exterran with feedback based on publicly available information that emphasized Exterran’s need to identify long-term sources of equity and / or debt capital that could be used to fund Exterran’s strategic transformation plan, and that Exterran should publicly disclose its financing plans in the near term. Exterran management also noted that certain of these stockholders proposed that Exterran pursue a “rights offering” in which Exterran would issue equity in a transaction that would result in significant dilution to Exterran Stockholders that did not purchase equity in the offering.

Also during this meeting, Exterran management again discussed with the Exterran Board the potential re-financing of Exterran’s existing indebtedness as well as debt and / or equity capital that may be necessary in connection with the execution of the strategic transformation plan, and the steps Exterran was taking in furtherance of this plan. After discussion, the Exterran Board determined that it would be prudent to again discuss at a future board meeting the ongoing execution of Exterran’s strategic transformation plan, the potential benefits and risks associated with the plan, and strategic alternatives that Exterran could pursue.

On May 4, 2021, Exterran reported its results of operation for the first quarter of its 2021 fiscal year. During the earnings call, David Barta, Exterran’s Senior Vice President and Chief Financial Officer, stated that Exterran had commenced a review of its capital structure strategy to ensure both near and long-term success.

On May 5, 2021, Enerflex’s management provided the Enerflex Board with an update, including the recent equity market developments relevant to Exterran and a combination risk analysis. Enerflex’s management noted that Exterran had previously indicated that it was not interested in pursuing a transaction. Based on the status of discussions between the parties at this time, the Enerflex Board determined not to actively pursue a transaction with Exterran.

On June 9 and June 25, 2021, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. At the meeting, the Exterran Board discussed with Exterran management and representatives of Wells Fargo Securities the strategic alternatives that Exterran could pursue. These strategic alternatives included continuing to execute on the strategic transformation plan and operating as a standalone business, issuing equity to finance the strategic transformation plan, pursuing a sale of Exterran for cash, pursuing an all-stock merger with another public company, and pursuing a sale of Exterran’s water business.

Representatives of Wells Fargo Securities reviewed with the Exterran Board Wells Fargo Securities’ preliminary prospective financial information with respect to Exterran, and Exterran management discussed with the Exterran Board the financial and other operating assumptions prepared by Exterran management and incorporated in this preliminary analysis.

Representatives of Wells Fargo Securities and Exterran management also discussed with the Exterran Board Exterran’s financial performance and its business model, as well as current industry trends, key growth opportunities in Exterran’s business, and key risks to Exterran’s business. After discussion, the Exterran Board determined that continuing to execute on the strategic transformation plan and operating as a standalone business was most likely to maximize value for Exterran Stockholders.

On July 27, 2021, Mr. Rossiter contacted Mr. Way to propose a telephone call later that day, to which Mr. Way agreed. During this call, Mr. Rossiter informed Mr. Way that Enerflex desired to re-engage in discussions regarding a potential business combination transaction with Exterran. Mr. Rossiter also informed Mr. Way that the Enerflex Board was meeting to discuss the possibility of exploring a potential transaction between Enerflex and Exterran, and that following such meeting, Mr. Rossiter would contact Mr. Way to further discuss a potential transaction. Mr. Rossiter did not propose any purchase price or other transaction terms during this discussion. Mr. Way communicated to Mr. Rossiter that if Enerflex submitted a proposal, he would discuss the proposal with the Exterran Board to determine whether the Exterran Board felt that there was merit in further exploring a combination transaction with Enerflex.

On August 4, 2021, Enerflex management and a representative from RBC provided the Enerflex Board with an update regarding the discussion between Messrs. Rossiter and Way and due diligence performed to date based solely on publicly available information.

On August 24, 2021, in anticipation of the Exterran Board’s upcoming calendar, Mr. Way contacted Mr. Rossiter, requesting an update on their discussions that took place on July 27, 2021. Mr. Rossiter informed Mr. Way that the Enerflex Board was meeting in the near term, and that Enerflex would be sending a non-binding proposal to Exterran with proposed terms for a potential transaction.

On August 27, 2021, Mr. Rossiter contacted Mr. Way and informed him that Enerflex would be sending a non-binding proposal to Exterran with proposed terms for a potential transaction. Later that day, Mr. Way informed the Exterran Board that Mr. Rossiter had contacted him and that a non-binding proposal would be sent in the coming days.

On August 31, 2021, Enerflex management met with the Enerflex Board to provide an updated analysis of the proposed transaction, including a proposed non-binding offer, negotiation strategy, preliminary financial analysis of the pro forma entity, proposed transaction structure, and preliminary due diligence and integration considerations. Following this meeting on August 31, 2021, Mr. Rossiter delivered a non-binding proposal (which we refer to as the “August Proposal”) to William M. Goodyear, Exterran’s lead independent director. In the August Proposal, Enerflex proposed a business combination transaction between Enerflex and Exterran in which Exterran Stockholders would receive all-stock consideration equal to $5.75 for each share of Exterran Common Stock, through the issuance of 0.932 Enerflex common shares for each share of Exterran Common Stock. In addition, under the August Proposal, Exterran Stockholders would collectively own 26% of the shares of the combined company, and the combined company could achieve $43.0 million of synergies on an annual basis. The August Proposal further stated that, as part of the transaction, all of Exterran’s outstanding debt would be assumed or redeemed and the resulting combined company would be dual listed in Canada and the U.S. Messrs. Way and Goodyear promptly informed the other members of the Exterran Board of the August Proposal.

On September 6, 2021, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. Representatives of King & Spalding discussed with the Exterran Board its fiduciary duties in the context of a potential transaction. Representatives of Wells Fargo Securities reviewed with the Exterran Board the terms of the August Proposal, Exterran’s historic and expected financial performance relative to Enerflex’s historic and expected performance (which analysis was based on Enerflex’s publicly available information), three-year historical exchange ratios with respect to Exterran and Enerflex, a premiums paid analysis, and announced synergies in recent transactions in the energy services sector. Representatives of King & Spalding and Wells Fargo Securities also discussed a range of potential responses to Enerflex and next steps that Exterran could pursue. After discussion, the Exterran Board determined to schedule a follow-up meeting to discuss the August Proposal in further detail after Exterran and its advisors had conducted preliminary due diligence of Enerflex’s publicly available information and had further assessed the structuring, tax, regulatory and other legal considerations associated with the August Proposal. The Exterran Board also authorized Messrs. Goodyear and Way to inform Enerflex that Exterran was conducting a preliminary assessment of the August Proposal with its management team and advisors.

On September 17, 2021, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. At the meeting, representatives of King & Spalding reviewed a presentation regarding, among other matters, structuring, tax, regulatory and Canadian legal considerations associated with Enerflex’s August Proposal. Representatives of King & Spalding discussed with the Exterran Board its fiduciary duties in the context of a potential transaction, as they had previously done. Representatives of Wells Fargo Securities provided, based on Enerflex’s publicly available information, a preliminary financial assessment of Exterran and Enerflex on a standalone and combined basis, and also discussed with the Exterran Board the merits of a potential combination with Enerflex. Representatives of Wells Fargo Securities also discussed other potential merger partners or acquirors that could be interested in consummating a transaction with Enerflex. After discussion, the Exterran Board instructed Exterran management and representatives of Wells Fargo Securities and King & Spalding to obtain additional clarity from Enerflex regarding the offer structure, valuation framework, financing considerations, synergy and tax assumptions contemplated by the August Proposal. In addition, the Exterran Board authorized Exterran management to negotiate and enter into an engagement letter with Wells Fargo Securities to formally engage Wells Fargo Securities as Exterran’s financial advisor.

On September 21, 2021, Exterran management and representatives of Wells Fargo Securities and King & Spalding met with Enerflex management and representatives of RBC and Norton Rose Fulbright to discuss the offer structure, valuation framework, financing considerations, synergy and tax assumptions contemplated by the August Proposal. Among other matters, Enerflex noted during the meeting that its August Proposal contemplated a fixed value of $5.75, to be paid in Enerflex common shares, Enerflex was open to negotiating a fixed exchange ratio, and that Enerflex contemplated using its existing credit facility to refinance Exterran’s indebtedness in connection with the consummation of a potential transaction.

On September 28, 2021, Exterran entered into an engagement letter with Wells Fargo Securities whereby Wells Fargo Securities was formally engaged as Exterran’s financial advisor in connection with a potential transaction with Enerflex or another third party. In connection with Wells Fargo Securities’ engagement, Wells Fargo Securities provided to Exterran disclosure regarding certain relationships between Wells Fargo Securities and Enerflex, and Exterran determined that no material conflicts existed that prevented Exterran’s retention of Wells Fargo Securities as its financial advisor in connection with the merger.

On September 29, 2021, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. At the meeting, Exterran management and representatives of Wells Fargo Securities discussed the meeting held on September 21, 2021 with Enerflex and its representatives. During the meeting, the Exterran Board noted that the relative ownership of Exterran’s stockholders of the combined company was an important component in Exterran’s analysis of a potential transaction with Enerflex. After discussion, the Exterran Board authorized Exterran management and its advisors to enter into a mutual confidentiality agreement and to further diligence Enerflex’s financial performance and the synergies that could be achievable in a potential transaction with Enerflex. The Exterran Board also determined that it would consider making a counterproposal to Enerflex’s August Proposal following the completion of additional due diligence.

On October 3, 2021, Exterran and Enerflex entered into a mutual confidentiality agreement and, following entry into such confidentiality agreement, began to exchange certain confidential information, including financial information, through virtual data rooms regarding the respective companies.

During the first half of October 2021, Exterran, Enerflex, and their respective representatives conducted due diligence regarding the pro forma financial profile of a potential combined company as well as a preliminary synergy analysis.

On October 18, 2021, Mr. Rossiter contacted Mr. Way and stated that he was available to discuss the August Proposal.

On October 19, 2021, Messrs. Way and Rossiter spoke by telephone. During this conversation, Mr. Way noted that the Exterran Board was continuing to evaluate the August Proposal and also believed that the relative ownership of Exterran’s stockholders of the combined company was an important component in Exterran’s analysis of a potential transaction with Enerflex. During the discussion, Mr. Rossiter clarified that the August Proposal was prepared on a relative value basis (i.e., the proposal set forth in the August Proposal regarding the consideration payable in a potential transaction was designed to obtain a certain percentage ownership of the combined company for Exterran’s stockholders, as opposed to a specific value). Messrs. Way and Rossiter also discussed transaction structure, Enerflex’s plans for capitalizing the combined company, Enerflex’s available financing to complete the transaction, timing of a potential transaction and Enerflex’s views regarding governance of the combined company, although neither Mr. Way nor Mr. Rossiter discussed any specific transaction terms or counterproposals. Mr. Way informed Mr. Rossiter that the Exterran Board was meeting to discuss the August Proposal the following day, and he would contact him following this Exterran Board meeting.

On October 20, 2021, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. At the meeting, Mr. Way updated the Exterran Board on his most recent discussion with Mr. Rossiter regarding the August Proposal. Mr. Way also noted that Mr. Rossiter clarified that the August Proposal was prepared on a relative valuation basis. Representatives of King & Spalding discussed with the Exterran Board its fiduciary duties in the context of a potential transaction, as they had previously done. Representatives of Wells Fargo Securities then reviewed a preliminary and illustrative financial analyses of Exterran and Enerflex (which was prepared based on Enerflex’s non-public financial information, as opposed to publicly available information). Exterran management then discussed the conversations they had with prospective Debt Financing sources regarding a potential refinancing of Exterran’s indebtedness. After discussion, the Exterran Board authorized Exterran management and its representatives to inform Enerflex that Exterran was willing to continue to evaluate a potential transaction with Enerflex, but a 26% relative ownership by Exterran’s stockholders in the combined company did not adequately compensate Exterran’s stockholders for the value that Exterran would bring to the combined company. The Exterran Board also instructed Exterran management and its representatives to continue to perform diligence on Enerflex to allow the Exterran Board to make a more definitive counterproposal to Enerflex. The following day, at the direction of the Exterran Board, Mr. Way sent Mr. Rossiter a letter informing Enerflex of the determination of the Exterran Board that the merger proposal remained of interest and Exterran would require more time to complete its due diligence efforts and would submit a counter proposal.

On October 23, 2021, Mr. Rossiter contacted Mr. Way and emphasized the need for Enerflex to receive a counterproposal from Exterran in order for the parties to continue to evaluate a potential transaction.

On October 26, 2021, Enerflex management provided the Enerflex Board with an update on the status of discussions with Exterran as well as an updated analysis of the proposed transaction, including the results of the preliminary financial due diligence conducted.

On October 28, 2021, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. At the meeting, representatives of King & Spalding discussed with the Exterran Board its fiduciary duties in the context of a potential transaction, as they had previously done. After discussion, the Exterran Board authorized Exterran’s management and its advisors to submit a counterproposal (which we refer to as the “November Proposal”) to Enerflex. Under the November Proposal, Exterran’s stockholders would receive all-stock consideration, through a fixed exchange ratio, such that Exterran’s stockholders would collectively own 30% of the shares of the combined company following the transaction. The November Proposal further stated that the board of directors of the combined company would include representation by designees of Exterran in proportion to the holdings of the Exterran Stockholders. Also at the meeting, the Exterran Board discussed with Wells Fargo Securities potential third parties that could be interested in pursuing a potential transaction with Exterran and, in connection therewith, the Exterran Board authorized Wells Fargo Securities to contact Party A and Party B, both of which were potential strategic acquirers who the Exterran Board and Wells Fargo Securities determined could be interested in a potential transaction, to determine if they would be interested in evaluating a potential strategic transaction with Exterran.

On October 29, 2021, Mr. Way contacted Mr. Rossiter to confirm that Exterran would be sending Enerflex the November Proposal the following week, after Exterran had reported its financial results for its third fiscal quarter of 2021. The November Proposal was sent to Enerflex on November 3, 2021. The November Proposal stated that the possible combination had significant strategic merit and would enable the shareholders of the combined company to benefit from operational efficiencies as well as increased scale, in both the financial markets and the industrial end markets. The November Proposal further stated that the August Proposal did not reflect the relative contribution both parties would bring to a transaction. Following receipt of the November Proposal, several calls were held between Enerflex management, Exterran management, and members of RBC and Wells Fargo Securities to address confidential due diligence items. Enerflex management provided the Enerflex Board with a verbal update on this development at a November 4, 2021 meeting.

On November 5, 2021, representatives of Wells Fargo Securities, acting at the direction of the Exterran Board, contacted Party A to determine if they would be interested in evaluating a potential strategic transaction with Exterran. After evaluating a potential strategic transaction with Exterran, Party A declined to pursue a potential strategic transaction with Exterran.

On November 8, 2021, Messrs. Way and Rossiter discussed the November Proposal. Mr. Rossiter noted that Enerflex was working through its internal financial analyses to formulate a potential response. During the weeks of November 8, 2021 and November 15, 2021, Exterran management and Enerflex management, and representatives of Wells Fargo Securities and RBC continued to further discuss the capital expenditures, leverage profile, and liquidity of Exterran, Enerflex, and the combined company that would result from a potential transaction.

On November 18, 2021, Mr. Rossiter informed Mr. Way that the Enerflex Board would be meeting later in the month to review the November Proposal and the overall status of the discussions regarding the potential transaction.

Also on November 18, 2021, representatives of Wells Fargo Securities, acting at the direction of the Exterran Board, contacted Party B to determine if they would be interested in evaluating a potential strategic transaction with Exterran. After evaluating a potential strategic transaction with Exterran, Party B declined to pursue a potential strategic transaction with Exterran.

On December 1, 2021, Enerflex management provided the Enerflex Board with a further update on the proposed transaction. During this meeting, participants discussed Enerflex’s revised combination forecast and the results of further financial due diligence.

On December 3, 2021, Messrs. Rossiter and Way discussed the potential transaction. Mr. Rossiter confirmed that the Enerflex Board had authorized Enerflex to continue discussions regarding the potential transaction.

Mr. Rossiter informed Mr. Way that further diligence would be required by Enerflex with respect to certain of Exterran’s contractual relationships. Mr. Rossiter further noted that Enerflex was continuing to evaluate the relative ownership level Exterran proposed in the November Proposal. Messrs. Rossiter and Way agreed to further discuss the November Proposal the following week.

On December 7, 2021, Messrs. Way, Rossiter, Exterran management and Enerflex management, and representatives of Wells Fargo Securities and RBC met to discuss the November Proposal, certain due diligence items, as well as transaction structure and mutually acceptable terms for a combination transaction. At the meeting, Mr. Rossiter proposed that Exterran Stockholders would collectively own 27% of the shares of the combined company following the transaction (as opposed to 30% of the shares of the combined company following the transaction as contemplated by the November Proposal). Mr. Way stated that he would communicate this proposal to the Exterran Board.

On December 9, 2021, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. At the meeting, the Exterran Board discussed the December 7, 2021 meeting with Enerflex and its proposal regarding the relative ownership that Exterran’s stockholders would retain in the combined company. After discussion, the Exterran Board authorized Exterran to submit a counterproposal (which we refer to as the “December Proposal”) to Enerflex. Under the December Proposal, Exterran Stockholders would collectively own 27.5% of the shares of the combined company following the transaction. The December Proposal further stated that the board of directors of the combined company would include three Exterran designees.

On December 9, 2021, Mr. Way contacted Mr. Rossiter to convey the December Proposal. During this discussion, Mr. Rossiter stated that the 27.5% relative ownership level of Exterran Stockholders in the combined company was acceptable to Enerflex. Messrs. Way and Rossiter agreed that both companies and their respective advisory teams should continue to work expeditiously with respect to due diligence and the negotiation of other key terms of a potential transaction.

During the weeks of December 6, 2021 and December 13, 2021, Exterran and Enerflex and their respective advisors held numerous telephonic meetings to conduct legal and commercial diligence, including diligence calls related to contract backlogs and commercial pipelines, Exterran’s water business and technology, the parties’ ECO business, continued synergy analysis, finance and tax matters, labor and employment matters, information technology matters, insurance matters, tax structuring and foreign regulatory matters.

On December 10, 2021, Enerflex sent Exterran a draft exclusivity agreement under which each of Enerflex and Exterran would agree to discuss a potential transaction on an exclusive basis for a period of thirty days. The draft exclusivity agreement also proposed, among other matters, that the funds managed by Chai Trust and each director and officer of Exterran and their Affiliates would sign, concurrently with the signing of the Merger Agreement for a potential transaction, a voting agreement in favour of the transaction, and that Chai Trust would be prohibited from selling any Enerflex common shares it received in the transaction for at least six months following Closing.

On December 13, 2021, Enerflex management provided the Enerflex Board with an update on the status of discussions, including non-binding deal points under consideration and a proposed approach to due diligence.

On December 16, 2021, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. Representatives of King & Spalding reviewed key issues that would arise in connection with the negotiation of a Merger Agreement and discussed with the Exterran Board its fiduciary duties in the context of a potential transaction, as they had previously done. Representatives of King & Spalding also discussed Enerflex’s proposal regarding voting agreements that would be executed in connection with the execution of a definitive agreement for the potential transaction, and noted that any such voting agreements would need to be discussed separately with representatives of Chai Trust. The Exterran Board authorized King & Spalding to discuss the voting agreements separately with representatives of Chai Trust and Sidley Austin LLP, counsel to Chai Trust (which we refer to as “Sidley”). After discussion, the Exterran Board authorized Exterran to enter into an exclusivity agreement with Enerflex whereby each of Enerflex and Exterran would discuss a potential transaction on an exclusive basis through December 31, 2021.

Also on December 16, 2021, Exterran and Enerflex entered into the exclusivity agreement on the terms approved by the Exterran Board earlier in the day. Following execution of the exclusivity agreement, Exterran and Enerflex continued to engage in due diligence activities and additional confidential non-public information was exchanged and several diligence related calls occurred between both companies and their respective advisors.

Following the December 16, 2021 Exterran Board meeting, as authorized by the Exterran Board, representatives of King & Spalding contacted representatives of Chai Trust and Sidley to inform them of the December Proposal and the exclusivity agreement entered into by Exterran and Enerflex. Representatives of King & Spalding also discussed Enerflex’s proposal regarding voting agreements with Chai Trust proposed to be executed concurrently with the signing of the Merger Agreement for a potential transaction. Representatives of Sidley and Chai Trust noted that Chai Trust was amenable to customary, reciprocal voting agreements given by certain Exterran Stockholders and Enerflex Shareholders, but not to a restriction solely on Chai Trust’s transfer of any Enerflex common shares held following the closing of a potential transaction.

On December 17, 2021, Enerflex management provided the Enerflex Board with an update on the due diligence results to date and management’s proposed integration strategy.

On December 19, 2021, King & Spalding delivered to Norton Rose Fulbright an initial draft of the Merger Agreement. The draft Merger Agreement included, among other matters, customary representations and warranties and covenants, and customary closing conditions. In addition, the draft Merger Agreement provided that the parties would each be required to use their respective reasonable best efforts to obtain regulatory approvals and reflected the governance arrangements proposed in the December Proposal.

On December 23, 2021, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. At the meeting, Mr. Way and representatives of King & Spalding provided an update regarding the potential transaction, including an update regarding the status of Exterran’s and Enerflex’s legal and commercial diligence to date and the status of the negotiation of a draft Merger Agreement. Representatives of King & Spalding and representatives of Pearl Meyer, Exterran’s independent compensation consultant, also reviewed with the Exterran Board considerations under section 280G of the Code in connection with a potential transaction, and also discussed potential retention arrangements for employees for 2022 in connection with a potential transaction.

During the weeks of December 20, 2021 and December 27, 2021, representatives of Exterran and Enerflex and their respective advisors held regular telephonic meetings to conduct additional legal and commercial diligence on the other party, and continued negotiation of the Merger Agreement.

On December 28, 2021, Enerflex proposed to Exterran that the exclusivity agreement be amended to extend through January 14, 2021.

On December 29, 2021, Norton Rose Fulbright delivered a revised draft of the Merger Agreement to representatives of King & Spalding, which included, among other things, (i) termination fees for Exterran and Enerflex triggered, in each case, off the equity value of Exterran, (ii) no financing covenants or financing termination fee, (iii) greater flexibility for Enerflex with regard to regulatory and interim operating covenants, termination rights and conditions to Closing and (iv) the inclusion of one Exterran designee on the board of directors of the combined company.

Also on December 29, 2021, the Enerflex Board held a meeting where the Enerflex management discussed the status of due diligence, potential financing arrangements under consideration to effect the transaction, and the strategic rationale for the proposed transaction.

Additionally on December 29, 2021, Enerflex informed Exterran that, rather than using the existing Enerflex credit facility to refinance Exterran’s indebtedness in connection with a potential transaction, it intended to obtain a $1.5 billion commitment letter from RBC that would be used to repay Enerflex’s and Exterran’s indebtedness and provide financing for the combined company. Over the course of the next several weeks leading up to the signing of the Merger Agreement, Enerflex and its representatives continued to negotiate the terms of the RBC commitment letter with RBC and its representatives.

On December 30, 2021, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. Representatives of King & Spalding reviewed the current draft of the Merger Agreement and provided an overview of the key substantive issues included in Norton Rose Fulbright’s revised draft Merger Agreement, including (i) the fact that Exterran and Enerflex were still far apart on the proposed size of the termination fees Exterran and Enerflex would have to pay the other in certain circumstances, (ii) the lack of inclusion of financing covenants or a financing termination fee in the revised draft, (iii) the parties’ respective obligations to obtain antitrust clearance for the potential transaction, (iv) the scope of the mutual no-shop provisions, (v) Enerflex’s request for a transfer restriction agreement binding on Chai Trust, (vi) the conditions under which the parties would be permitted to terminate the Merger Agreement, (vii) the definition of “Material Adverse Effect” in the Merger Agreement, (viii) the number of Exterran designees to be included on the board of directors of the combined company and who would be permitted to designate such directors, (ix) the proposed outside date for the transaction, and (x) the scope of the interim operating covenants binding on Exterran and Enerflex. Representatives of King & Spalding also discussed with the Exterran Board its fiduciary duties in the context of a potential transaction, as they had previously done. The Exterran Board discussed each of these substantive points and at the conclusion of this discussion, the Exterran Board authorized Exterran management and King & Spalding to continue to negotiate the terms of the Merger Agreement as it deemed appropriate and necessary, subject to the parameters on terms set by the Exterran Board during this discussion. Representatives of Wells Fargo Securities and King & Spalding also discussed with the board Enerflex’s updated financing plans regarding the potential transaction, including the $1.5 billion commitment letter it intended to obtain from RBC. After discussion, the Exterran Board authorized representatives of Exterran to enter into an extension to the existing exclusivity agreement through January 14, 2022. At the meeting, the Exterran Board also discussed and unanimously approved entering into retention agreements with four Exterran employees who were not executive officers, each of whom the Exterran Board believed were critical to executing on Exterran’s business plan in the interim period and in facilitating a successful signing and closing of a potential transaction.

Following the December 30, 2021 meeting of the Exterran Board, Mr. Way contacted Mr. Rossiter to provide a brief update regarding the key open substantive issues in the current draft Merger Agreement. Messrs. Way and Rossiter agreed that both companies should continue to negotiate the terms of the potential transaction as well as to complete the due diligence process.

On January 7, 2022, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. At the meeting, the Exterran Board reviewed the severance that may be payable to certain executives of Exterran as a result of the transaction. Representatives of King & Spalding reviewed an issues list with respect to the Merger Agreement, including (i) Exterran’s request for the inclusion of customary financing representations, financing covenants and a financing termination fee, (ii) the amount of the other termination fees Exterran and Enerflex would be required to pay the other in certain circumstances, which Enerflex proposed be calculated in all instances off the equity value of Exterran, (iii) Enerflex’s proposal that the board of the combined company contain one Exterran designee, and Exterran’s continued request for additional representation on the board of the combined company, (iv) the removal of a proposed transfer restriction agreement binding only Chai Trust, (v) Exterran’s request for increased flexibility with regard to Exterran’s operation of its business between signing and closing, and customary restrictions on Enerflex’s operation of its business between signing and closing, and (vi) Enerflex’s proposal that Enerflex would not be required to effect any divestitures or remedies that would be burdensome to Enerflex in furtherance of obtaining regulatory approvals. Representatives of King & Spalding also discussed with the Exterran Board its fiduciary duties in the context of a potential transaction.

The Exterran Board discussed each of these substantive points and at the conclusion of this discussion, authorized Exterran management and King & Spalding to negotiate the terms of the Merger Agreement as it deemed appropriate and necessary, subject to the parameters on terms set by the Exterran Board during this discussion, including the Exterran Board’s request that Exterran management continue to push for the inclusion of customary financing covenants, a financing termination fee of $60.0 million, increased termination fees payable by Enerflex in certain circumstances based on a percentage of Enerflex’s equity value and increased representation by Exterran on the board of the combined company. The Exterran Board also approved the framework of a retention program that would be used to retain key employees of Exterran, none of whom were executive officers, in connection with the consummation of a potential transaction.

Also at the January 7, 2022 meeting of the Exterran Board, representatives of King & Spalding discussed a potential approval under section 203 of the DGCL (the “203 Waiver”) that would apply to any discussions or negotiations, and any agreements, arrangements or understandings resulting from such discussions or negotiations, that Chai Trust and/or its representatives may have with Enerflex and/or its representatives regarding the terms of a potential voting and transfer restriction agreement. Representatives of King & Spalding noted that to date, none of Chai Trust or its representatives had any direct or indirect discussions with Enerflex or its representatives regarding such a potential agreement, and that it would be advisable to approve 203 Waiver in the event that any such direct discussions between Chai Trust or its representatives became necessary or advisable. After discussion, the Exterran Board approved the 203 Waiver.

Following the January 7, 2022 Exterran Board meeting, representatives of King & Spalding contacted representatives of Chai Trust and Sidley to discuss Enerflex’s proposed transfer restriction agreement binding solely Chai Trust following closing of the potential transaction. Representatives of Chai Trust and Sidley reiterated that Chai Trust was not amenable to such a restriction on transfer of any Enerflex common shares to be held by Chai Trust following the closing of a potential transaction.

Between January 8, 2022 and January 11, 2022, representatives of Norton Rose Fulbright and King & Spalding met telephonically to discuss revisions to the Merger Agreement and further revised the draft Merger Agreement.

On January 12, 2022, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. Representatives of King & Spalding provided an overview of the substantive open issues, which included, among other matters, (i) the amount of the financing fee required to by paid by Enerflex in certain circumstances, which Exterran proposed to be $60.0 million and for which no counterproposal had yet been received, (ii) the amount of the other termination fees required to be paid by Enerflex in certain circumstances, which Exterran proposed to be 4% of the equity value of Enerflex (approximately $21.0 million) and which Enerflex proposed to be 4% of the equity value of Exterran (approximately $8.0 million), (iii) the scope of the efforts standard regarding regulatory covenants, (iv) employee benefits for continuing employees following the closing, (v) Enerflex’s proposal that the board of the combined company contain one Exterran designee, and Exterran’s continued request for additional representation and (vi) Exterran’s request for increased flexibility with regard to Exterran’s operation of its business between signing and closing, and customary restrictions on Enerflex’s operation of its business between signing and closing. Representatives of King & Spalding also discussed with the Exterran Board its fiduciary duties in the context of a potential transaction, as they had previously done. The Exterran Board discussed each of these substantive points and at the conclusion of this discussion, the Exterran Board authorized Exterran management and King & Spalding to negotiate the terms of the Merger Agreement as it deemed appropriate and necessary, subject to the parameters on terms set by the Exterran Board during this discussion.

On January 14, 2022, Enerflex management met with the Enerflex Board to provide an update on the status of due diligence, financing considerations and operational and financing modeling. A representative of RBC joined for a portion of the meeting to provide a financial overview and discuss the valuation of the deal.

On January 15, 2022, Exterran management and Enerflex management met to discuss the material open issues in the Merger Agreement. Among other things, the parties discussed the amounts of the proposed financing termination fee and other termination fees payable by Enerflex and Exterran in certain circumstances. Enerflex management proposed a financing termination fee of $15.0 million, and a termination fee of $15.0 million payable by Enerflex in certain other circumstances. Exterran management stressed the importance of meaningful termination fees to the Exterran Board to increase deal certainty between signing and closing. The parties also discussed the treatment of continuing employees following the closing. Additionally, Enerflex management noted that the Enerflex Board was not willing to provide Exterran with increased representation on the board of the combined company, and continued to reiterate that Exterran would be permitted to have one designee to the board of the combined company, which Enerflex proposed would be selected by Enerflex. Exterran management stated that they would take Enerflex’s position back to the Exterran Board.

On January 16, 2022, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. Representatives of King & Spalding reviewed proposed resolutions of the remaining substantive points discussed on the January 15, 2022 call among principals of Exterran and Enerflex. In particular, King & Spalding and the Exterran Board discussed a counterproposal whereby (i) Exterran’s termination fees payable in certain circumstances would be $10.0 million (as opposed to $8.0 million previously agreed by Exterran), Enerflex’s financing termination fee would be increased to $40.0 million and the termination fees payable by Enerflex in certain other circumstances would be increased to $20.0 million less any amounts required to be withheld or deducted on account of taxes, (ii) Enerflex would agree to provide substantially similar base wages, bonus opportunities and severance benefits to continuing employees following the closing until December 31, 2022 and (iii) Exterran would request two Exterran designees on the board of the combined company. Representatives of King & Spalding also discussed with the Exterran Board its fiduciary duties in the context of a potential transaction, as they had previously done. Following discussion, the Exterran Board unanimously authorized Exterran management and King & Spalding to negotiate the terms of the Merger Agreement as it deemed appropriate and necessary, subject to the parameters on terms set by the Exterran Board during this discussion.

Over the course of the week of January 16, 2022, representatives of King & Spalding and Norton Rose Fulbright had several calls, along with Exterran management and Enerflex management, to discuss the remaining open issues in the draft Merger Agreement. Also on January 18, 2022, representatives of Sidley and Chai Trust discussed the terms of the proposed voting agreement, to be entered into concurrently with the signing of the Merger Agreement for a potential transaction, with representatives of Norton Rose Fulbright and King & Spalding. During this call, Enerflex agreed that Chai Trust would not be subject to a transfer restriction agreement with respect to their Enerflex common shares following the closing.

On January 20, 2022, the Exterran Board met with Exterran management and representatives of Wells Fargo Securities and King & Spalding. Representatives of King & Spalding reviewed with the board the proposed final resolution of the substantive issues in the Merger Agreement and related transaction documents, which included (i) a proposed financing termination fee of $30.0 million less any amounts required to be withheld or deducted on account of taxes, (ii) Enerflex’s agreement to provide substantially similar base wages, bonus opportunities and severance benefits to continuing employees following the closing until December 31, 2022 and (iii) Exterran’s agreement to allow Enerflex to designate one current Exterran Board member to be appointed to the Enerflex Board as of the Effective Time. Representatives of King & Spalding also reviewed with the Exterran Board the board’s fiduciary duties in the context of the proposed transaction. Representatives of Wells Fargo Securities provided an update to the Exterran Board regarding the terms and conditions of Enerflex’s financing commitment, as well as the financial forecast of Enerflex and the combined company. After these updates, representatives of King & Spalding led a discussion regarding next steps for the potential transaction, including the negotiation of the final transaction documentation and the anticipated announcement of the transaction in the morning of January 24, 2022. The Exterran Board expressed support for the final resolution of the open substantive issues, in line with the discussions that occurred at the meeting. The Exterran Board agreed to hold another meeting in the morning of January 23, 2022 in anticipation of being able to review and approve the Merger Agreement.

Also on January 23, 2022, the Exterran Board held a special telephonic meeting with Exterran management and representatives of King & Spalding and Wells Fargo Securities present. Prior to the meeting, the Exterran Board had received copies of the Merger Agreement and related documents and a summary of the terms of the transaction, as well as presentation materials prepared by representatives of King & Spalding and Wells Fargo Securities.

Representatives of Wells Fargo Securities reviewed with the Exterran Board its final financial analyses of the exchange ratio in the proposed merger and answered questions regarding such analyses. Representatives of Wells Fargo Securities then delivered to the Exterran Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 23, 2022, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in preparing its opinion, the Exchange Ratio in the proposed merger was fair, from a financial point of view, to the Exterran Stockholders. Also at the meeting, representatives of King & Spalding reviewed with the board the final terms of the Merger Agreement and related transaction documents, as well as the board’s fiduciary duties in the context of the proposed transaction, as they had previously done.

Also on January 23, 2022, the Enerflex Board held a meeting with Enerflex senior management and for a portion of the meeting, representatives of RBC, where the Enerflex Board received an update on the proposed transaction, the status of negotiations and the material terms of the Merger Agreement, as well as a presentation on key due diligence findings. Also at this meeting, RBC reviewed with the Enerflex Board its financial analyses of the consideration payable to Exterran Stockholders pursuant to the Merger Agreement and rendered to the Enerflex Board its oral opinion, which was subsequently confirmed in RBC’s written opinion dated January 23, 2022 and attached hereto at “Appendix C – RBC Fairness Opinion”, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters stated therein, the Merger Consideration payable to Exterran Stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to Enerflex. The full text of the RBC Fairness Opinion, attached as “Appendix C – RBC Fairness Opinion”, sets forth, among other things, the independence of RBC, the credentials of RBC, the scope of RBC’s review in connection with the RBC Fairness Opinion, assumptions made and limitations to RBC’s review in connection with the RBC Fairness Opinion, and the approach taken by RBC in considering the fairness of the Merger Consideration from a financial point of view to Enerflex. This summary is qualified in its entirety by reference to the full text of the RBC Fairness Opinion.

Following the above discussions and determinations, and after careful review and discussion by the Enerflex Board, including, but not limited to, consideration of the factors described in the section entitled “The Transaction – Enerflex’s Reasons for the Transaction”, the Enerflex Board unanimously (A) determined that it is in the best interests of Enerflex to enter into the Merger Agreement, (B) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Debt Financing, and (C) resolved to recommend that the Enerflex Shareholders approve the Share Issuance Resolution and directed that such matter be submitted for consideration by the Enerflex Shareholders at the Enerflex Shareholder Meeting.

On the morning of January 24, 2022, Exterran and Enerflex executed and delivered the Merger Agreement. Contemporaneously with the execution of the Merger Agreement, all of the funds managed by Chai Trust that own Exterran Common Stock and all of the directors and officers of Exterran who together own 9,488,511 shares of the outstanding Exterran Common Stock as of the date of this Management Information Circular, representing 28.1% of the outstanding shares of Exterran Common Stock and directors and officers of Enerflex as of January 23, 2022, who together own approximately 569,915 of the outstanding Enerflex Common Shares as of the date of this Management Information Circular, representing approximately 0.64% of the outstanding Enerflex Common Shares entered into voting support agreements, pursuant to which the supporting stockholders and shareholders, as applicable, agreed, subject to the terms and conditions of the voting support agreements, to vote their respective shares in favour of the Transaction at the Exterran Stockholder Meeting and the Enerflex Special Meeting, respectively, each to be called to consider the Transaction. The Transaction was announced before the market opened on January 24, 2022.

Events Subsequent to the Execution of the Merger Agreement

Following the execution of the Merger Agreement, the Enerflex Board continued to oversee the execution and implementation of the Transaction, as well as recent developments in the businesses of Enerflex and Exterran.

On March 2, 2022, following the execution of the Merger Agreement, Enerflex was advised by Exterran of a decision of the Local Labor Board (“Labor Board”) of the State of Tabasco in Mexico (the “Labor Board Decision”) in which a former employee of one of Exterran’s subsidiaries was awarded approximately U.S.$120 million in connection with a dispute relating to the employee’s severance pay following termination of his employment. As more particularly described in this Management Information Circular in “Note 15 - Commitments and Contingencies-Litigation and Claims” to Exterran’s quarterly financial statements attached as Schedule B to “Appendix E – Information Concerning Exterran Corporation” and “Legal Proceedings and Regulatory Actions” in “Appendix E – Information Concerning Exterran Corporation”. Exterran has appealed the Labor Board Decision and believes the Labor Board Decision is in error and has no credible basis in law or fact. For instance, in 2017, the Labor Board ruled that the former employee was entitled to approximately $1.4 million MXN (approximately $70,000 at the prevailing exchange rate) as severance based on an appellate court’s determination based on Exterran’s records that the employee’s salary was approximately $3,500 MXN per day. However, on February 24, 2022, the Labor Board Decision increased the amount the former employee was entitled to approximately $120 million, an increase of over 170,000%, ignoring the actual salary that had been established and using approximately U.S.$21,000 per day, an increase of over 12,000% and an amount never actually received while working for Exterran’s subsidiary. Effectively, the Labor Board awarded the employee approximately 1,900 years of severance based on the correct wage rate. Enerflex engaged and sought advice from two separate expert legal litigation counsel in Mexico, Norton Rose Fulbright US MX, S.C. and Marvan, Gonzalez, Graf Y Gonzalez Larrazolo Abogados in respect of the Labor Board Decision.

In July 2022, due to the potential significance of the Labor Board Decision, the Enerflex Board retained separate legal counsel in Canada, Stikeman Elliott LLP (“Stikeman”), to assist it in respect of their directors’ duties. The Enerflex Board subsequently met with management, Norton Rose Fulbright and Stikeman, to consider the duties of the Enerflex Board in the current circumstances and practical considerations as they may relate to the discharge of such duties. Following a review and evaluation of each director’s independence and discussion, the Enerflex Board unanimously determined that it was in the best interests of Enerflex to constitute a special committee (the “Enerflex Special Committee”) of independent directors of Enerflex to, among other things, provide a recommendation to the Enerflex Board as to what is in the best interests of Enerflex in the circumstances. The Enerflex Special Committee is composed of Kevin Reinhart (Chair), Fernando Assing, Maureen Cormier Jackson, Byron Dunn, Mona Hale, Stanley Marshall, Juan Carlos Villegas and Michael A. Weill, each of whom was determined to be independent of Exterran, the Transaction and related matters. The Enerflex Board also instructed management to prepare a financial analysis of the potential financial implications to Enerflex of various potential scenarios related to the Transaction. The Enerflex Special Committee met separately with Stikeman present and discussed, among other matters, the implications of such scenarios, aspects of the Committee’s duties and logistical matters related to the Enerflex Special Committee’s mandate.

Both the Enerflex Board and the Enerflex Special Committee met three times between July 25, 2022 and August 10, 2022. During such meetings management provided updates regarding the Labor Board Decision and incidents that had occurred following execution of the Merger Agreement at an Exterran project worksite in Kurdistan (as more particularly described in “Appendix G – Information Concerning the Combined Company – Risk Factors”), its financial analysis of various scenarios and the strategic rationale regarding the Transaction. Legal advisors, including Enerflex’s Delaware counsel who attended a meeting of the Enerflex Board and the Enerflex Special Committee, provided advice to the Enerflex Board and the Enerflex Special Committee regarding the Labor Board Decision and the Transaction. After each such meeting, the Enerflex Special Committee met separately with Stikeman present, reconfirmed the independence of each member and further discussed the expert advice received, the presentations made by management and the implications of various potential scenarios. At the August 10, 2022 meeting of the Enerflex Special Committee, after considering, among other things, developments since the execution of the Merger Agreement, the previously received advice of legal counsel, the factors described in the section entitled “The Transaction – Enerflex’s Reasons for the Transaction” and management’s recommendation that Enerflex should continue to pursue the completion of the Transaction, and such other matters as the Enerflex Special Committee considered appropriate in the circumstances, the Enerflex Special Committee unanimously resolved to recommend to the Enerflex Board that it was in the best interests of Enerflex that Enerflex continue to pursue the completion of the Transaction.

At the August 10, 2022 meeting of the Enerflex Board, the Enerflex Board received the report of the process undertaken by the Enerflex Special Committee and its recommendation. After considering such matters as it considered appropriate in the circumstances, including the matters described above, the process undertaken by the Enerflex Special Committee, and the unanimous recommendation of the Enerflex Special Committee, the Enerflex Board unanimously accepted the Enerflex Special Committee’s recommendation and unanimously determined that it was in the best interests of Enerflex that Enerflex continue to pursue the completion of the Transaction.

On September 6, 2022, the Enerflex Board met, with management, Norton Rose Fulbright and Stikeman in attendance. The Enerflex Board reviewed the process to date, received an update from management of the status of the Transaction and reviewed and discussed a draft of this Management Information Circular. At such meeting, the participants discussed, among other matters, the better-than-expected financial results of Enerflex and Exterran since the signing of the Merger Agreement, as well as the social unrest at the Exterran project worksite in Kurdistan, and developments relating to the Labor Board Decision. The Enerflex Special Committee then held a separate meeting with Stikeman present, reconfirmed the independence of each member and discussed the status of the Transaction and reviewed and discussed a draft of this Management Information Circular. After further review following such meeting, the Enerflex Special Committee unanimously resolved to recommend that the Enerflex Board approve this Management Information Circular, including the recommendation that Enerflex Shareholders vote for the Share

Issuance Resolution, as being in the best interests of Enerflex. The Enerflex Board received the recommendation of the Enerflex Special Committee and, after considering such additional matters as it considered appropriate in the circumstances, the Enerflex Board unanimously accepted the Enerflex Special Committee recommendation and unanimously determined to approve this Management Information Circular, including the recommendation that Enerflex Shareholders vote for the Share Issuance Resolution.

Board of Directors and Management of Enerflex after the Transaction

Board of Directors

At the Effective Time, all current members of the Enerflex Board will continue to serve as directors of Enerflex and one of the directors of Exterran will be appointed to the Enerflex Board in accordance with the Merger Agreement.

Under the Merger Agreement, Enerflex agreed to take all actions necessary to designate and appoint one of the directors of Exterran, as of the date of the Merger Agreement, to serve as a director on the Enerflex Board immediately after the Effective Time, until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with Enerflex’s constating documents.

Under the Merger Agreement, Enerflex agreed to take all actions necessary to cause the Exterran designated director to be nominated for election so that such director has the opportunity to be on the Enerflex Board for at least one year following the Effective Time.

Following the above-noted appointment, the Enerflex Board is expected to consist of 10 directors following the Closing, composed of the nine current members of the Enerflex Board and one current member of the Exterran Board.

Management

Upon completion of the Transaction, Enerflex will continue to be led by its current senior management including Marc Rossiter, as Chief Executive Officer and Sanjay Bishnoi, as Chief Financial Officer.

Board of Directors and Management of Surviving Corporation after the Transaction

Board of Directors

Upon completion of the Transaction, all the current directors of Merger Sub, will serve as directors of the Surviving Corporation to hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Management

Upon completion of the Transaction, all the current officers of Merger Sub will be the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Enerflex’s Reasons for the Transaction

At its meeting held on January 23, 2022 after due consideration and extensive consultation with Enerflex’s management and outside legal and financial advisors to Enerflex and the Enerflex Board, and following review and consideration of, among other things, the RBC Fairness Opinion, the Enerflex Board unanimously approved the Merger Agreement and the Transaction, determined that the Transaction was in the best interests of Enerflex and fair to the Enerflex Shareholders and directed that the Share Issuance Resolution be submitted to the Enerflex Shareholders for approval at the Enerflex Special Meeting. In considering the Transaction and making the recommendation to the Enerflex Shareholders, the Enerflex Board considered a number of factors (which are not necessarily presented in order of relative importance), with a view to the best interests of Enerflex, including but not limited to the following:

Anticipated Benefits of the Transaction

The anticipated benefits from the Transaction are derived from the financial and operational synergies to be realized as a combined company. The all-share combination, and the resulting entity upon completion of the Transaction, will continue to operate as Enerflex, with current Enerflex Shareholders controlling approximately 72.5% and current Exterran Stockholders controlling approximately 27.5% of the pro forma entity on a non-diluted basis. The Enerflex Board believes the strategic rationale for the Transaction are as follows (which list includes any updates to the anticipated benefits of the Transaction disclosed since the Enerflex Board approved the Transaction):

•	Creates a premier integrated global provider of energy infrastructure:

○	Highly complementary product lines, geographies, and asset bases provide enhanced scale, efficiencies, and expanded offerings for customers.

○	The pro forma geographic exposure will be well-balanced with approximately 25-35% of revenues from each of North America, the Middle East, and Latin America.

•	Accelerates growth of gross margin from recurring segments:

○	Combination significantly accelerates the generation of predictable, recurring gross margin from energy infrastructure and after-market services platforms.

○	Over 70% of the combined company’s gross margin will derive from recurring sources, strengthening its margin profile and reducing market cyclicality.

•	Offers improved operational efficiencies:

○

As of January 23, 2022, expected to realize at least U.S.$40 million of annual run-rate synergies within 12 to 18 months after Closing through overhead savings and operating efficiencies (which expectation has since been updated to U.S.$60 million of annual run-rate synergies).

•	Accretive to Enerflex Shareholders:

○

As of January 23, 2022, expected to approximately double Adjusted EBITDA and be approximately 50% accretive to cash flow per share and approximately 50% accretive to earnings per share (subject to purchase price allocation to be determined upon Closing), for Enerflex Shareholders (which expectation has since been updated to 20% accretive to cash flow per share and 11% accretive to earnings per share).

○

As of January 23, 2022, expected enhanced scale with pro forma 2023 Adjusted EBITDA of U.S.$360 million to U.S.$400 million, inclusive of synergies (which expectation has since been updated to pro forma 2023 Adjusted EBITDA of U.S.$380 million to U.S.$420 million).

○	Meaningful excess free cash flow beginning in 2023 that supports debt reduction, shareholder returns, and continued growth.

○	After Closing, Enerflex expects to maintain its quarterly dividend of $0.025 per Enerflex Common Share.

•	Transaction benefits from a long-term, stable capital structure:

○	The combined company will benefit from a capital structure that provides ample liquidity.

○

In conjunction with the Transaction, Enerflex has entered into a binding agreement with the Royal Bank of Canada to provide Enerflex with a fully committed financing consisting of a U.S.$700 million 3-year revolving credit facility and a U.S.$925 million 5-year bridge loan facility. The bridge loan will provide financing to backstop an anticipated issuance of new debt securities prior to Closing. The committed financing is sufficient to fully repay outstanding Enerflex and Exterran notes and revolving credit facilities and support putting in place a new capital structure, provide for capital expenditures and other ordinary course capital needs, and provide significant liquidity for the pro forma business.

○	The new revolving credit facility will be subject to a bank-adjusted total net debt to EBITDA covenant of 4.5x, stepping down to 4.0x by the fourth quarter of 2023.

○

As of January 23, 2022, Enerflex targeted a bank-adjusted net debt to EBITDA ratio of 2.5x - 3.0x within 12 to 18 months after Closing (which target has since been updated to be a bank-adjusted net debt to EBITDA ratio of less than 2.5x).

○

Following capital project commitments in 2022, the combined company’s capital allocation in 2023 onwards will prioritize: (i) balance sheet strength; (ii) sustainable shareholder returns; and (iii) disciplined growth focused on full-cycle earnings.

•	Commitment to Sustainability:

○	Aligns strong cultures emphasizing the health and safety of our global workforce and corporate citizenship.

○

Global coverage enhances the ability to deliver sustainable natural gas, water, and energy transition solutions, including carbon capture utilization and sequestration, biofuels (including renewable natural gas), produced water reuse and recycling, and electrification.

Consideration of Alternatives

The Enerflex Board carefully considered current industry, economic and market conditions and outlooks, including prevailing commodity prices and their expectations of the future prospects of the businesses in which Enerflex and Exterran operate, as well as the impact of the Transaction on affected shareholders. In light of the risks and potential benefits associated with Enerflex continuing to execute its business and strategic plan as a standalone entity, as opposed to the Transaction or other potential transactions which may offer increased shareholder value, the Enerflex Board determined that the combined company would be better positioned to pursue a value maximizing strategy as a result of the anticipated benefits of the Transaction.

Proven Leadership Team

Executive management of Enerflex following the completion of the Transaction will continue to be led by current Enerflex management including Marc Rossiter, as Chief Executive Officer, and Sanjay Bishnoi, as Chief Financial Officer. One Exterran director will also be appointed to the combined company’s board of directors at Closing.

Supporting Exterran Shareholder Support

All of the funds managed by Chai Trust that own Exterran Common Stock holding an aggregate of 8,157,415 shares of Exterran Common Stock (24.5% of the issued and outstanding Exterran Common Stock as of the date hereof) and all of Exterran’s directors and executive officers holding an aggregate of 1,326,726 shares of Exterran Common Stock (3.98% of the 33,313,473 shares of Exterran Common Stock issued and outstanding as of the date hereof) have entered into voting agreements with Enerflex pursuant to which they have agreed to vote their respective shares in favour of the Exterran Stockholder Meeting Proposals.

Tax Considerations

The issuance of Enerflex Common Shares to holders of Exterran Common Stock in connection with the Transaction is not expected to result in a taxable event for Enerflex’s Shareholders for Canadian income tax purposes.

Termination Protections

The Merger Agreement contains adequate termination protections, including:

•

The fact that the Exterran has agreed to pay a termination fee of $10.0 million to Enerflex less any amounts required to be withheld or deducted on account of taxes, if Enerflex terminates the Merger Agreement due to the Exterran Board making a change of recommendation or if Exterran terminates the Merger Agreement to enter into a definitive agreement providing for an Exterran Superior Proposal.

•

The fact that the Enerflex Board, subject to certain conditions and the potential payment of a termination fee of $20.0 million, less any amounts required to be withheld or deducted on account of taxes, has the right to change its recommendation in support of the Transaction in response to specified events, even if there is no competing or Enerflex Superior Proposal, if the Enerflex Board determines that the failure to take such action would likely be inconsistent with its fiduciary duties.

•

The fact that the Enerflex Board has the right to terminate the Merger Agreement to enter into a definitive agreement related to an Enerflex Superior Proposal, subject to giving Exterran notice and an opportunity to propose changes to the Merger Agreement, and the payment of a termination fee of $20.0 million, less any amounts required to be withheld or deducted on account of taxes, in the event of actual termination.

•

The fact that the Merger Agreement may be terminated, subject to payment of a termination fee of $30.0 million to Exterran less any amounts required to be withheld or deducted on account of taxes, if Exterran terminates the Merger Agreement in connection with Enerflex’s failure to secure all, or any portion of, the Debt Financing to be funded at Closing for any reason and that the Merger Agreement contains no financing condition.

After consideration of these factors, the Enerflex Board determined that, overall, the potential benefits of the Transaction outweighed the potential risks.

The foregoing discussion of factors considered by the Enerflex Board is not intended to be exhaustive and may not include all the factors considered by the Enerflex Board. In view of the wide variety of factors considered in connection with its evaluation of the Transaction and the complexity of these matters, the Enerflex Board did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Merger Agreement. In addition, individual members of the Enerflex Board may have given differing weights to different factors. The Enerflex Board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, Enerflex’s management and outside legal and financial advisors.

The foregoing description of Enerflex’s consideration of the factors supporting the Transaction is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

In connection with its deliberations relating to the Transaction, the Enerflex Board also considered potential risks and negative factors concerning the transactions contemplated by the Merger Agreement (which are not necessarily presented in order of relative importance), including the following:

•

the risk that the Exterran Stockholders may not approve the Exterran Merger Proposal or that Enerflex Shareholders may not approve the issuance of Enerflex Common Shares to Exterran Stockholders in connection with the Transaction and the risk that the Transaction might not close in a timely manner or at all, despite Enerflex’s efforts;

•

the effect that the length of time from announcement until closing of the Transaction could have on the market price of Enerflex Common Shares, Enerflex’s operating results (particularly in light of the significant costs incurred in connection with the Transaction) and the relationships with Enerflex’s employees, Enerflex Shareholders, customers, suppliers, regulators, partners and others that do business with Enerflex;

•

the risk that the anticipated benefits of the Transaction will not be realized in full or in part, including the risk that expected synergies will not be achieved or will not be achieved in the expected time frame;

•

the risk that regulatory authorities may not approve the Transaction or may impose burdensome terms or conditions, giving rise to increased pre-tax transaction costs, and the risk that divestitures or other accommodations required by competent authorities under Antitrust Laws may decrease or eliminate the anticipated strategic and other benefits of the Transaction to Enerflex;

•

the risk of diverting the attention of Enerflex’s senior management from other strategic priorities to implement the Transaction and make arrangements for integration of Enerflex’s and Exterran’s operations and infrastructure;

•

certain restrictions on the conduct of Enerflex’s business during the pendency of the Transaction, including restrictions on Enerflex’s ability to solicit alternative business combination transactions, although the Enerflex Board believed that such restrictions were reasonable;

•

the obligation of Enerflex to pay to Exterran a termination payment of either $20.0 million or $30.0 million to Exterran, less any amounts required to be withheld or deducted on account of taxes and depending on the reason for the termination;

•

the Exchange Ratio is fixed and will not be adjusted in the event that the market price of Enerflex Common Shares increases relative to the market price of shares of Exterran Common Stock between the date of the Merger Agreement and the closing of the Transaction;

•	the potential impact on the market price of Enerflex Common Shares as a result of the issuance of the Merger Consideration to Exterran Stockholders;

•	the ownership dilution to pre-merger holders of Enerflex Common Shares as a result of the issuance of Enerflex Common Shares in connection with the Transaction;

•

the risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of Exterran and/or its Subsidiaries but not entitle Enerflex to terminate the Merger Agreement; and

•	the risks described in the section entitled “Risk Factors”.

After consideration of these factors, the Enerflex Board determined that, overall, the potential benefits of the Transaction outweighed the potential risks.

The foregoing discussion of factors considered by the Enerflex Board is not intended to be exhaustive and may not include all the factors considered by the Enerflex Board. In view of the wide variety of factors considered in connection with its evaluation of the Transaction and the complexity of these matters, the Enerflex Board did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Merger Agreement. In addition, individual members of the Enerflex Board may have given differing weights to different factors. The Enerflex Board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, Enerflex’s management and outside legal and financial advisors.

The foregoing description of Enerflex’s consideration of the factors supporting the Transaction is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Information Contained in Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements”.

Recommendation of the Enerflex Board

At its meeting held on January 23, 2022 after due consideration and extensive consultation with Enerflex’s management and outside legal and financial advisors to Enerflex and the Enerflex Board, and following review and consideration of, among other things, the RBC Fairness Opinion, the Enerflex Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement and authorized the issuance of Enerflex Common Shares under the Merger Agreement. In doing so, the Enerflex Board considered a number of factors, including, but not limited to, the factors described in the section entitled “The Transaction – Enerflex’s Reasons for the Transaction”, with a view to the best interests of Enerflex.

On September 8, 2022 after considering such additional matters as it considered appropriate in the circumstances, as more particularly described in the section entitled “The Transaction – Background of the Transaction – Events Subsequent to the Execution of the Merger Agreement”, the Enerflex Board unanimously determined to approve this Management Information Circular, including the recommendation that Enerflex Shareholders vote for the Share Issuance Resolution. See the section entitled “The Transaction – Background of the Transaction – Events Subsequent to the Execution of the Merger Agreement” for a description of the events and the activities of the Enerflex Board subsequent to the execution of the Merger Agreement.

The Enerflex Board unanimously recommends that Enerflex Shareholders vote FOR the Share Issuance Resolution. For further information regarding Enerflex’s reasons for the Transaction, see “The Transaction – Reasons for the Transaction”.

RBC Fairness Opinion

Enerflex retained RBC under the RBC Engagement Agreement dated February 16, 2021 to provide financial advisory services in connection with the Transaction. As part of its engagement, RBC was requested to provide the Enerflex Board with its opinion as to the fairness to Enerflex, from a financial point of view, of the Merger Consideration to be paid to the holders of shares of Exterran Common Stock.

The RBC Fairness Opinion stated that, based upon and subject to the assumptions, limitations, qualifications, and other matters stated therein, RBC was of the opinion that, as of January 23, 2022, the Merger Consideration to be paid to the holders of shares of Exterran Common Stock was fair, from a financial point of view, to Enerflex.

The full text of the RBC Fairness Opinion attached as “Appendix C – RBC Fairness Opinion”, sets forth, among other things, the independence of RBC, the credentials of RBC, the scope of RBC’s review in connection with the RBC Fairness Opinion, assumptions made and limitations to RBC’s review in connection with the RBC Fairness Opinion, and the approach taken by RBC in considering the fairness of the Merger Consideration from a financial point of view to Enerflex.

The RBC Fairness Opinion is not a recommendation as to how the Enerflex Shareholders should vote on the Share Issuance Resolution or any other matter. The RBC Fairness Opinion was one of a number of factors taken into consideration by the Enerflex Board in making its unanimous determination that it is in the best interests of Enerflex to enter into the Merger Agreement and to recommend that Enerflex Shareholders vote in favour of the Share Issuance Resolution. In evaluating the Transaction, the Enerflex Board considered, among other things, the advice and financial analyses provided by RBC referred to above, in addition to the RBC Fairness Opinion. In assessing the RBC Fairness Opinion, the Enerflex Board took into account that a substantial portion of the fees payable to RBC for its services are contingent upon the Closing, subject to the obligation of Enerflex to make an earlier payment to RBC in certain circumstances.

RBC was not asked to prepare and did not prepare a formal valuation of Enerflex, Exterran, or any of their securities or assets and the RBC Fairness Opinion should not be construed as such.

RBC acts as a trader and dealer, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of Enerflex, Exterran, or any of their respective associates or Affiliates and, from time to time, may have executed or may execute transactions on behalf of one or more such parties for which RBC received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of Enerflex, Exterran, or any of their respective associates or Affiliates or the Transaction. In addition, Royal Bank of Canada, controlling shareholder of RBC, provides banking services to Enerflex and Exterran in the normal course of business.

RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving Enerflex, Exterran, or any of their respective associates or Affiliates, within the past two years, other than the services provided under the RBC Engagement Agreement and disclosed herein. In connection with the Transaction, RBC has agreed to underwrite a fully committed U.S.$925 million unsecured bridge facility and U.S.$600 million secured revolving credit facility, which has been increased to a fully committed U.S.$700 million revolving credit facility, to Enerflex. In the past two years, RBC and its Affiliates have been engaged by Enerflex as a financial advisor in connection with a buyside advisory mandate in August 2020 that was not completed. There are no understandings, agreements or commitments between RBC and its Affiliates and Enerflex, Exterran, or any of their respective associates or Affiliates with respect to any future business dealings, other than Enerflex has agreed to appoint RBC as the left lead bookrunner on the issuance of high yield notes that would replace the U.S.$925 million unsecured bridge facility described above.

Under the terms of the RBC Engagement Agreement, Enerflex agreed to pay RBC an announcement/opinion fee payable upon the earlier of (i) public disclosure of Enerflex’s intention to pursue the Transaction, and (ii) delivery of any fairness opinion (regardless of its conclusions) to Enerflex and a success fee due and payable upon Closing. Enerflex has also agreed to reimburse RBC for certain out-of-pocket expenses and to indemnify RBC against certain liabilities that may arise in connection with its engagement.

The RBC Fairness Opinion was provided to the Enerflex Board for its use only in considering the Transaction and may not be used or relied upon by any person for any other purpose without RBC’s prior written consent, which has been obtained for the purposes of the inclusion of the Fairness Opinion in this Circular and is attached as “Appendix D – Consent of Financial Advisor”, and does not constitute a recommendation as to how the Enerflex Shareholders should vote on the Share Issuance Resolution. RBC expresses no view as to, and the RBC Fairness Opinion does not address, the underlying business decision of Enerflex to effect the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Enerflex; nor does it address any legal or regulatory matters.

The Enerflex Board urges the Enerflex Shareholders to read the RBC Fairness Opinion in its entirety. Any summary of the RBC Fairness Opinion herein is qualified in its entirety by reference to the full text of the RBC Fairness Opinion as set out in “Appendix C – RBC Fairness Opinion”.

Listing of Enerflex Common Shares

Enerflex Common Shares are currently listed on the TSX under the symbol “EFX”. Exterran Common Stock is currently listed on the NYSE under the symbol “EXTN”. For information regarding prior sales and trading price and volume of Enerflex Common Shares, please see “Appendix F – Information Concerning Enerflex Ltd.”. For information regarding prior sales and trading volume of Exterran Common Stock, please see “Appendix E – Information Concerning Exterran Corporation”.

It is a condition to the completion of the Transaction that the Enerflex Common Shares issuable under the Merger Agreement be approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, and conditionally approved for listing on the TSX, subject to customary listing requirements.

The TSX has conditionally approved the listing of the Aggregate Enerflex Shares, which Enerflex Common Shares have been registered in the U.S. pursuant to the Form F-4. Listing of such Enerflex Common Shares is subject to Enerflex fulfilling all of the requirements of the TSX on or before the Business Day following the Closing Date. Enerflex is required under the terms of the Merger Agreement to apply to the NYSE or NASDAQ to list the Enerflex Common Shares to be issued to Exterran Stockholders under the Merger Agreement on the NYSE or NASDAQ, which Enerflex Common Shares have been registered in the U.S. pursuant to the Form F-4. Enerflex has applied for and received conditional listing approval to list the Aggregate Enerflex Shares on the NYSE. Listing will be subject to Enerflex fulfilling all the listing requirements of the NYSE. There can be no assurance that the Aggregate Enerflex Shares will be accepted for listing on the TSX or the NYSE.

Delisting and Deregistration of Exterran Common Stock

If the Transaction closes, Exterran Common Stock will be delisted from the NYSE and deregistered under the Exchange Act, and Exterran will no longer be required to file periodic reports with the SEC with respect to Exterran Common Stock.

Exterran has agreed to cooperate with Enerflex and use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper, or advisable under applicable laws and rules and policies of the NYSE and the SEC to delist the Exterran Common Stock from the NYSE and to terminate its registration under the Exchange Act as promptly as practicable after the Effective Time.

Treatment of Exterran Equity Awards

For a description of the treatment of Exterran Equity Awards under the Merger Agreement, see the section entitled “The Merger Agreement – Treatment of Exterran Equity Awards”.

Exterran Executive Matters

Exterran’s directors and executive officers have interests in the Transaction which may include, among others, the treatment of outstanding Exterran Equity Awards under the Merger Agreement, the potential payment of severance benefits and acceleration of outstanding Exterran Equity Awards upon certain terminations of employment, retention awards and rights to ongoing indemnification and insurance coverage.

Change of Control Agreements

Each executive officer of Exterran has entered into a change of control agreement (the “Change of Control Agreements”). Under the Change of Control Agreements, if an executive officer is terminated without “cause” or for “good reason” within 18 months following a change of control (referred to herein as a “qualifying termination”), the executive officer is entitled to two times the executive’s base salary (three times in the case of Andrew J. Way, Exterran’s President and Chief Executive Officer) and two times the executive’s target short-term incentive bonus (three times in the case of Mr. Way), plus a pro-rated short-term incentive bonus for the year of termination and subsidized continuation of health coverage under Consolidated Omnibus Budget Reconciliation Act for a period of 18 months (24 months in the case of Mr. Way) following a qualifying termination of employment. The cash severance payments will be paid in a lump sum within 60 days following a qualifying termination of employment. An executive officer who experiences a qualifying termination of employment will also vest in any unvested Exterran Equity Awards as of the date the qualifying termination occurs. Enerflex has acknowledged that five executive officers, Mr. Way, David A. Barta, Exterran’s Senior Vice President and Chief Financial Officer, Tara Wineinger, Exterran’s Vice President, Chief Human Resources Officer, Kelly Battle, Exterran’s Vice President, General Counsel and Corporate Secretary and Kerric Peyton, Exterran’s Senior Vice President, Health, Safety, Security & Environment, will experience a qualifying termination as of the Effective Time.

For purposes of the Change of Control Agreements, “cause” means a termination of an executive’s employment due to (a) the commission by an executive of an act of fraud, embezzlement or willful breach of a fiduciary duty to Exterran or an Affiliate (including the unauthorized disclosure of confidential or proprietary material information of Exterran or an Affiliate), (b) a conviction of an executive of (or a plea of nolo contendere to) a felony or a crime involving fraud, dishonesty or moral turpitude, (c) willful failure of an executive to follow the written directions the Enerflex Board; (d) the willful failure of an executive to render services to Exterran or an Affiliate in accordance with the executive’s employment arrangement, which failure amounts to a material neglect of the executive’s duties to Exterran or an Affiliate; or (e) the executive’s use of alcohol or illicit drugs in the workplace or otherwise in a manner that has or may reasonably be expected to have a detrimental effect on the executive’s performance, executive’s duties to Exterran, or the reputation of Exterran or any Affiliate thereof.

For purposes of the Change of Control Agreements, “good reason” means (a) a material diminution in executive’s duties or responsibilities; (b) a material reduction in executive’s base salary; (c) a material reduction in executive’s annual target short-term incentive as a percentage of base salary as in effect immediately prior to the change of control; (d) a material reduction in executive’s employee benefits (without regard to bonus compensation, if any) if such reduction results in executive receiving benefits which are, in the aggregate, materially less than the benefits received by other comparable employees of Exterran generally; or (e) the willful failure by Exterran to pay any compensation to executive when due.

Payments under each Change of Control Agreement are conditioned upon the executive officer executing a general release in favour of Exterran. In addition, pursuant to the Change of Control Agreements, any payments or benefits payable to the executive officer will be reduced to the extent that such payments or benefits would result in the imposition of excise taxes under section 4999 of the Code, unless the executive officer would be better off on an after-tax basis receiving all such payments or benefits. The Change of Control Agreements also contain (i) a confidentiality covenant and (ii) one-year post-termination non-competition and non-solicitation covenants in favour of Exterran that apply if the executive officer incurs a qualifying termination.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Exterran’s directors and executive officers will be entitled to certain ongoing indemnification and coverage for a period of six years following the Effective Time under directors’ and officers’ liability insurance policies from the Surviving Corporation.

Treatment of Equity Awards

Each Exterran Equity Award held by Exterran’s directors and officers that is outstanding immediately prior to the Effective Time will, at the Effective Time, be assumed by and remain at the Surviving Corporation and will be converted into an Enerflex equity award in accordance with the Merger Agreement. For a more detailed description of the treatment of Exterran Equity Awards in the Transaction, see the sections entitled “The Merger Agreement – Merger Consideration” and “The Merger Agreement – Treatment of Exterran Equity Awards”.

Exterran Stockholder Approval

Obtaining the Exterran Stockholder Approval is a condition to the respective obligations of each party to effect the Transaction. Approval of the Exterran Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of Exterran Common Stock entitled to vote on the Exterran Merger Proposal. At the Exterran Stockholder Meeting, which will be held in a virtual format via the internet on October 11, 2022 at 8:00 a.m. (Central Time), Exterran Stockholders will be asked to approve, among other things, the Exterran Merger Proposal. The Exterran Board has unanimously recommended that Exterran Stockholders vote to adopt the Merger Agreement by voting for the Exterran Merger Proposal.

The affirmative vote of the holders of a majority of the outstanding shares of Exterran Common Stock in favour of the Exterran Merger Proposal is the only vote of holders of securities of Exterran that is required to approve the Merger Agreement and the transactions contemplated thereby.

At a special meeting of the Exterran Board held on January 23 2022, the Exterran Board unanimously: (i) determined that it was in the best interests of Exterran and its stockholders, and declared it advisable, to enter into the Merger Agreement; (ii) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement; (iii) recommended that the stockholders of Exterran adopt the Merger Agreement; and (iv) directed that the Merger Agreement be submitted to a vote at a meeting of Exterran’s Stockholders.

In connection with the Transaction and the Exterran Stockholder Meeting, Enerflex and Exterran have filed with the SEC the Proxy Statement/Prospectus.

Accounting Treatment of the Transaction

In accordance with IFRS, the Transaction will be accounted for as a business combination applying the acquisition method of accounting. Accordingly, the Merger Consideration paid by Enerflex in connection with the Transaction will be allocated to Exterran’s net assets based on their fair values as of the Closing.

Any excess of the Merger Consideration over the fair value of the identifiable assets acquired and liabilities assumed from Exterran at the respective net fair value of such assets and liabilities will be recorded as goodwill. The results of operations of Exterran will be included in Enerflex’s consolidated results of operations only for periods subsequent to the Closing.

The unaudited pro forma financial information presented in this Management Information Circular has been derived from the audited historical annual financial statements of Enerflex and Exterran as of and for the fiscal year ended December 31, 2021 and the unaudited interim financial statements of Enerflex and Exterran for the three and six month periods ended June 30, 2022. The unaudited pro forma statement of financial position as at June 30, 2022 presents the financial positions of Enerflex and Exterran giving pro forma effect to the Transaction as if these events occurred on June 30, 2022. The unaudited pro forma statement of earnings for the six month period ended June 30, 2022 and the year ended December 31, 2021 presents the results of operations of Enerflex and Exterran giving pro forma effect to the Transaction as if these events occurred on January 1, 2021.

Regulatory Approvals Required for the Transaction

As more fully described in this Management Information Circular and in the Merger Agreement, and subject to the terms and conditions of the Merger Agreement, Enerflex and Exterran have agreed to promptly obtain all Governmental Approvals required in order to consummate the Merger. Enerflex and Exterran are not currently aware of any Governmental Approvals or other material consents or filings that are required in connection with the Merger other than those described in this Management Information Circular. Enerflex and Exterran received the HSR Act Approval on March 11, 2022. Enerflex also received conditional clearance from the Nigerian antitrust authorities on April 27, 2022 with all conditions being satisfied on May 12, 2022 allowing the Transaction to proceed provided closing takes place within 12 months, and the Colombia Approval on March 7, 2022. The Aggregate Enerflex Shares were conditionally approved for listing on the NYSE on September 6, 2022, subject to official notice of issuance, and conditionally approved for listing on the TSX on September 7, 2022, subject to customary listing requirements. The Form F-4 became effective in accordance with the provisions of the Securities Act on September 8, 2022.

The expiration or early termination of the waiting period in connection with the HSR Act Approval would not preclude the Antitrust Division or the United States Federal Trade Commission/Department of Justice (“FTC”) from challenging the Merger on antitrust grounds or from seeking to preliminarily or permanently enjoin the Merger. If the Merger is not completed within 12 months after the expiration or early termination of the applicable HSR Act waiting period, Enerflex and Exterran will be required to submit a new Pre-Merger Notification and Report Form pursuant to the HSR Act to the Antitrust Division and the FTC, and a new HSR Act waiting period will have to expire or be terminated early before the Merger could be completed.

For a more detailed discussion of the regulatory approvals required to close the Transaction, see the sections entitled “The Merger Agreement – Conditions that Must be Satisfied or Waived for the Transaction to Occur” and “The Merger Agreement – Regulatory Filings and Efforts; Other Actions” and for more information regarding factors that could impact the Closing, see the section entitled “Risk Factors”.

Shareholder/Stockholder Approvals

Enerflex Shareholder Approval

The Merger is conditional upon, among other things more fully described elsewhere in this Management Information Circular, the approval of the Share Issuance Resolution by the affirmative vote of a majority of the votes cast thereon either in person or by proxy at the Enerflex Special Meeting.

At the Enerflex Special Meeting, Enerflex Shareholders will be asked to consider the Share Issuance Resolution, the full text of which is set out in “Appendix A – Resolution to be Approved at the Enerflex Special Meeting” to this Management Information Circular, subject to such amendments, variations or additions as may be approved at the Enerflex Special Meeting, approving the issuance of Enerflex Common Shares in connection with the Transaction. Approval of the Share Issuance Resolution requires the affirmative vote of a majority of the votes cast in respect of the resolution by Enerflex Shareholders present in person or represented by proxy at the Enerflex Special Meeting. If the Share Issuance Resolution does not receive the requisite approval, Enerflex and Exterran will not proceed with the Transaction.

See “General Information for the Enerflex Special Meeting – Share Issuance Resolution”.

Exterran Stockholder Approval

The approval by Exterran Stockholders of the Exterran Merger Proposal is required by section 251 of the laws of the State of Delaware and is a condition to the Closing.

Approval of the Exterran Merger Proposal requires the affirmative vote of a majority of the shares of Exterran Common Stock outstanding as of the close of business on the Record Date and entitled to vote on the Exterran Merger Proposal (assuming a quorum is present). Abstentions will have the same effect as a vote “AGAINST” the Exterran Merger Proposal.

See “The Transaction – The Exterran Stockholder Meeting and Stockholder Approval”.

THE MERGER AGREEMENT

The summary of the material provisions of the Merger Agreement below and elsewhere in this Management Information Circular is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Management Information Circular as “Appendix B – Merger Agreement” and is incorporated by reference into this Management Information

Circular. This summary does not purport to be complete and may not provide all of the information about the Merger Agreement that might be important to you. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Transactions described in this Management Information Circular.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement

The Merger Agreement and the summary of its terms in this Management Information Circular are included solely to provide you with information about the terms and conditions of the Merger Agreement. The terms and information in the Merger Agreement are not intended to provide any other public disclosure of factual information about Enerflex, Exterran, and/or Merger Sub or any of their respective Subsidiaries or Affiliates. The representations, warranties and covenants made in the Merger Agreement by Enerflex, Exterran, and Merger Sub were made solely for the purposes of the Merger Agreement and as of specific dates and are qualified and subject to important limitations and exceptions agreed to by Enerflex, Exterran, and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing the circumstances in which a party to the Merger Agreement may have the right to not complete the Transaction if the representations and warranties of the other party prove to be untrue or incorrect, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or Material Adverse Effect different from those generally applicable to shareholders and reports and documents filed with the SEC or on SEDAR, are qualified by certain matters contained in certain reports publicly filed with the SEC and on SEDAR, and in some cases were qualified by the matters contained in the respective confidential disclosure schedules that Enerflex and Exterran delivered to each other in connection with the Merger Agreement, which disclosures were not included in the Merger Agreement attached to this Management Information Circular as “Appendix B – Merger Agreement”. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Management Information Circular, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Exterran’s or Enerflex’s public disclosures. Investors are not third-party beneficiaries under the Merger Agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective Subsidiaries or Affiliates.

Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Management Information Circular, the documents incorporated by reference into this Management Information Circular, and reports, statements and filings that Exterran files with the SEC and Enerflex files on SEDAR from time to time. For more information, see “Information Contained in Management Information Circular – Information Incorporated by Reference”.

Structure, Closing and Effectiveness of the Merger

The Merger Agreement provides, among other things, that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into Exterran, with the Surviving Corporation becoming a direct wholly-owned Subsidiary of Enerflex. The Closing will occur at 10:30 a.m., Central time, or remotely by exchange of documents and signatures (or their electronic counterparts) on the second Business Day after all of the closing conditions set forth in the Merger Agreement are satisfied or waived, to the extent permitted by applicable law, (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of those conditions), or at such other time as Enerflex and Exterran may agree in writing, provided, that, if the Marketing Period (as defined in the Merger Agreement) has not ended at the time of the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, then the Closing will take place instead on the earlier to occur of (x) any Business Day to be specified by Enerflex to Exterran on no less than two (2) Business Days’ written notice to Exterran and (y) the next Business Day after the last day of the marketing period, but in each case subject to the satisfaction or waiver of the closing conditions (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing). In no event will the closing date of the Transaction be prior to May 4, 2022. For more information, see the section entitled “The Merger Agreement—Conditions that must be Satisfied or Waived for the Merger to Occur”. The Merger will become effective when the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as agreed by the parties to be specified in such certificate of merger.

Effects of the Merger

Merger

The Merger Agreement provides that directors of Merger Sub as of immediately prior to the Effective Time will serve as the directors of the Surviving Corporation as of the Effective Time, the officers of Merger Sub as of immediately prior to the Effective Time will serve as the officers of the Surviving Corporation as of the Effective Time, the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation following the Effective Time, and the by-laws of Merger Sub as in effect immediately prior to the Effective Time will be the by-laws of the Surviving Corporation following the Effective Time, until amended in accordance with DGCL and such bylaws.

Pre-Closing Date Governance and Other Matters

Prior to the Closing Date, Enerflex will take all actions necessary first, to designate and appoint one director of Exterran as of immediately prior to the Effective Time to serve as a director on the Enerflex Board as of the Effective Time, until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal; and second, so that the Enerflex Board will consist of no more than 12 directors following such appointment. Following the Effective Time, Enerflex will take all actions necessary to cause the Exterran designated director to be nominated for election so that such director has the opportunity to be on the Enerflex Board for at least one year following the Effective Time.

Merger Consideration

Under the Merger Agreement, at the Effective Time, each share of Exterran Common Stock that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be automatically converted into the right to receive 1.021 Enerflex Common Shares, subject to the description below regarding fractional shares and dividends or distributions.

The Merger Consideration will be equitably adjusted, without duplication, in the event of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares involving Exterran Common Stock or Enerflex Common Shares prior to the Effective Time, to proportionally reflect such change.

No Fractional Shares

No fractional Enerflex Common Shares will be issued in connection with the Merger and no certificates or scrip representing fractional Enerflex Common Shares will be delivered on the conversion of shares of Exterran Common Stock. Each holder of shares of Exterran Common Stock who would otherwise have been entitled to receive as a result of the Merger a fraction of an Enerflex Common Share (after aggregating all shares represented by the certificates and book-entry shares delivered by such holder) will receive, in lieu of such fractional Enerflex Common Share, cash (without interest) in an amount (rounded to the nearest cent) representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of the aggregated number of fractional Enerflex Common Shares that would otherwise have been issuable to such holders as part of the Merger Consideration (which we refer to as the “fractional share cash amount”). As soon as practicable after the Effective Time, the Exchange Agent will, on behalf of all such holders of fractional Enerflex Common Shares, effect the sale of all such Enerflex Common Shares that would otherwise have been issuable as part of the Merger Consideration at the then-prevailing prices on the NYSE, or the TSX. After the proceeds of such sale have been received, the Exchange Agent will determine the applicable fractional share cash amount payable to each applicable holder and will make such amounts available to such holders in accordance with the Merger Agreement. The payment of cash in lieu of fractional Enerflex Common Shares to such holders is not separately bargained-for consideration and solely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares. No such holder will be entitled to dividends, voting rights or any other rights in respect of any fractional Enerflex Common Share that would otherwise have been issuable as part of the Merger Consideration.

Issuance of Compensatory Shares

In order to compensate Enerflex for the issuance by Enerflex of the Enerflex Common Shares required to be issued pursuant to the Merger, the Surviving Corporation will issue to Enerflex a number of shares of common stock of the Surviving Corporation equal to the number of shares of Exterran Common Stock cancelled in exchange for the right to receive the Merger Consideration under the Merger Agreement.

No Appraisal Rights

Because Exterran Common Stock will be listed on the NYSE as of the record date for the Exterran Stockholder Meeting and Exterran Stockholders are solely receiving Enerflex Common Shares (and such shares must be listed on NYSE or NASDAQ as a condition to the Merger) and cash in lieu of fractions thereof as Merger Consideration in exchange for their Exterran Common Stock, no appraisal rights are available under section 262 of the DGCL with respect to the Merger or the other transactions contemplated by the Merger Agreement.

Surrender of Exterran Common Stock

Prior to the Effective Time, Enerflex will, on behalf of Merger Sub, deposit or cause to be deposited with the Exchange Agent in trust for the benefit of holders of shares of Exterran Common Stock, evidence of Enerflex Common Shares in book-entry form representing the number of Enerflex Common Shares sufficient to deliver the aggregate Merger Consideration deliverable in respect of Exterran Common Stock. Enerflex will deposit or cause to be deposited with the Exchange Agent from time to time, as needed, cash sufficient to pay any dividends and other distributions pursuant to the Merger Agreement.

As soon as reasonably practicable after the Effective Time and not later than five (5) Business Days following the Effective Time, Enerflex will cause the Exchange Agent to mail to each holder of record of shares of Exterran Common Stock whose shares were converted into the right to receive the Merger Consideration, a letter of transmittal with respect to book-entry shares (to the extent applicable) and certificates, and instructions for use in effecting the surrender of book-entry shares or certificates in exchange for the Merger Consideration.

On the surrender of certificates (or effective affidavits of loss in lieu of a certificate) or book-entry shares to the Exchange Agent, together with a duly completed and validly executed letter of transmittal, or, in the case of book- entry shares, receipt of an “agent’s message” by the Exchange Agent, and such other documents as may customarily be required by the Exchange Agent, the holder of such certificates (or effective affidavits of loss in lieu thereof) or book-entry shares will be entitled to receive in exchange the Merger Consideration, together with any fractional share cash amount and any dividends or other distributions payable with respect to such shares following the Effective Time. No interest will be paid or accrued on any amount payable on due surrender of certificates (or effective affidavits of loss in lieu thereof) or book-entry shares. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered certificate is registered, it will be a condition precedent of payment that (A) the certificate so surrendered will be properly endorsed or will be otherwise in proper form for transfer and (B) the person requesting such payment will have paid any transfer and other similar taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the certificate surrendered or will have established that such tax either has been paid or is not required to be paid.

In the case of any certificate that has been lost, stolen or destroyed, on the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the Merger Consideration (together with the fractional share cash amount and any dividends or other distributions deliverable with respect to such shares following the Effective Time) payable with respect to the shares of Exterran Common Stock represented by such lost, stolen or destroyed certificate.

Withholding

The parties and any other Person that has any withholding obligation with respect to any payment made pursuant to the Merger Agreement will be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any payment such amounts as are required to be withheld or deducted under the Code, or under any provision of state, local or non-U.S. Tax Law (as defined in the Merger Agreement) with respect to the making of such payment. The parties will use reasonable best efforts to reduce or eliminate withholding tax in connection with any payment made pursuant to the Merger Agreement to the extent permitted by applicable law.

Treatment of Exterran Equity Awards

Exterran Restricted Share Awards

Each award of shares of Exterran Common Stock granted subject to any vesting, forfeiture or other lapse restrictions, or, Exterran Restricted Share Award, that is outstanding immediately prior to the Effective Time, will, at the Effective Time, be assumed by and remain at the Surviving Corporation and will be converted into an Enerflex Restricted Share Award in respect of that number of Enerflex Common Shares (rounded to the nearest whole common share) equal to the product of (i) the number of shares of Exterran Common Stock subject to such Exterran Restricted Share Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as otherwise provided for in the Merger Agreement, each such Enerflex Restricted Share Award will be subject to the same terms and conditions (including settlement terms) as applied to the corresponding Exterran Restricted Share Award immediately prior to the Effective Time.

Exterran RSU Award

Each award of restricted stock units in respect of shares of Exterran Common Stock (excluding Exterran Performance Share Awards described below in respect of Exterran RSU Awards, whether payable in whole or in part in shares of Exterran Common Stock or cash), or Exterran RSU Award, that is outstanding immediately prior to the Effective Time will, at the Effective Time, be assumed by and remain at the Surviving Corporation and will be converted into an Enerflex restricted stock unit award, or Enerflex RSU Award, in respect of that number of Enerflex Common Shares (rounded to the nearest whole common share) equal to the product of (i) the number of shares of Exterran Common Stock subject to such Exterran RSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as otherwise provided in the Merger Agreement, each such Enerflex RSU Award will be subject to the same terms and conditions (including settlement terms) as applied to the corresponding Exterran RSU Award immediately prior to the Effective Time.

Exterran Performance Share Awards

Each Exterran Performance Share Award, that is outstanding immediately prior to the Effective Time will, at the Effective Time, be assumed by and remain at the Surviving Corporation and will be converted into an Enerflex RSU Award in respect of that number of Enerflex Common Shares (rounded to the nearest whole common share) equal to the product of (i) the number of shares of Exterran Common Stock subject to such Exterran Performance Share Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. To the extent there is a performance period that is incomplete (or that is complete but for which performance is not determinable due to the unavailability of the required data for relative measures) as of the Effective Time, it will be determined as if performance had been achieved at the target level, being 100%. After the Effective Time, each such Enerflex RSU Award granted pursuant to the Merger Agreement will be scheduled to vest, subject to the holder’s continued service with the Surviving Corporation or its Subsidiaries, on the last day of the originally scheduled performance period for the corresponding

Exterran Performance Share Award. Except as provided in the Merger Agreement, each such Enerflex RSU Award will be subject to the same terms and conditions (including settlement terms) as applied to the corresponding Exterran Performance Share Award immediately prior to the Effective Time.

Conditions that Must be Satisfied or Waived for the Merger to Occur

Mutual Conditions to Completion

The respective obligations of each party to effect the Transaction are subject to the satisfaction or waiver by Enerflex and Exterran at or prior to the Closing of the following conditions:

•	the affirmative vote of the holders of a majority of the outstanding shares of Exterran Common Stock in favour of the Exterran Merger Proposal;

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the affirmative vote of a majority of the votes cast by the holders of outstanding Enerflex Common Shares represented in person or by proxy at the Enerflex Special Meeting and entitled to vote on such matter in favour of the Share Issuance Resolution;

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the Form F-4 having become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form F-4 having been issued and remaining in effect and no proceeding to that effect having been commenced, unless subsequently withdrawn;

•	no Governmental Entity of competent jurisdiction having enacted, issued or promulgated any law that remains in effect that prohibits or makes illegal the consummation of the Transaction;

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the Required Antitrust Approvals having been obtained from the antitrust authorities with respect to the Transactions contemplated by the Merger Agreement, or shall be deemed obtained as a result of the expiration of all statutory waiting periods, as required; and

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the Enerflex Common Shares to be issued to Exterran Stockholders pursuant to the Merger Agreement having been conditionally approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, and the TSX, subject to customary listing requirements.

Conditions to the Obligations of Exterran

The obligation of Exterran to effect the Transaction is also subject to the satisfaction or waiver by Exterran of the following conditions:

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certain representations and warranties of Enerflex and Merger Sub in the Merger Agreement relating to the absence of certain changes or events that would have a Material Adverse Effect of Enerflex being true and correct in all respects, as of the date of the Merger Agreement and as of the closing date of the Transaction as though made as of such date;

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certain representations and warranties of Enerflex and Merger Sub in the Merger Agreement relating to the capitalization of Enerflex being true and correct in all respects, each as of the date of the Merger Agreement and as of the closing date of the Transaction as though made as of such date (except to the extent expressly made as of an earlier date, in which case, as of such date), except for de minimis inaccuracies;

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certain representations and warranties of Enerflex and Merger Sub in the Merger Agreement relating to the qualification, organization, existence and good standing of Enerflex and Merger Sub, the requisite power and authority of Enerflex and Merger Sub to enter into the Merger Agreement, the proper authorization by the board of Enerflex and the board and the sole stockholder of Merger Sub to approve the Merger Agreement and related matters and resolving to recommend that Enerflex Shareholders adopt the Merger Agreement, the Merger and other transactions contemplated do not conflict with Enerflex’s organizational documents, and no finders or brokers being true and correct in all material respects, each as of the date of the Merger Agreement and as of the closing date of the Transaction as though made as of such date (except to the extent expressly made as of an earlier date, in which case, as of such date);

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all other representations and warranties of Enerflex and Merger Sub in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the closing date of the Transaction as though made as of such date (except to the extent expressly made as of an earlier date, in which case, as of such date), except where the failure of such representations and warranties to be true or correct, individually or in the aggregate, would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Enerflex, provided that for the purposes of this section, all representations and warranties will be read without giving effect to any limitation indicated by the words Material Adverse Effect or any general materiality qualifier;

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Enerflex and Merger Sub having performed in all material respects all obligations and complied in all material respects with all covenants and agreements required by the Merger Agreement to be performed or complied with by them prior to the Closing;

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no event, change, occurrence, effect or development having occurred since January 24, 2022, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Enerflex; and

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Exterran’s receipt of a certificate, dated as of the closing date of the Transaction and executed by the chief executive officer or another senior officer of Enerflex, certifying to the effect that the conditions set forth in the bullets directly above have been satisfied.

Conditions to the Obligations of Enerflex and Merger Sub

The obligations of Enerflex and Merger Sub to effect the Transaction are also subject to the satisfaction or waiver by Enerflex of the following conditions:

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certain representations and warranties of Exterran in the Merger Agreement relating to the absence of certain changes or events that would have a Material Adverse Effect being true and correct in all respects, as of the date of the Merger Agreement and as of the closing date of the Transaction as though made as of such date;

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certain representations and warranties of Exterran in the Merger Agreement relating to the capitalization of Exterran being true and correct as of the date of the Merger Agreement and as of the closing date of the Transaction as though made as of such date (except to the extent expressly made as of an earlier date, in which case, as of such date), except for de minimis inaccuracies;

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certain representations and warranties of Exterran in the Merger Agreement relating to the qualification, organization, existence and good standing of Exterran, the proper issuance under applicable securities laws for the outstanding capital stock of Exterran, the requisite power and authority of Exterran to enter into the Merger Agreement, the proper authorization by the Exterran Board to approve the Merger Agreement and related matters and resolving to recommend that Exterran Stockholders adopt the Merger Agreement, the Merger and other transactions contemplated do not conflict with Exterran’s organizational documents, and no finders or brokers being true and correct in all material respects, each as of the date of the Merger Agreement and as of the closing date of the Transaction as though made as of such date (except to the extent expressly made as of an earlier date, in which case, as of such date);

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all other representations and warranties of Exterran in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the closing date of the Transaction as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be true or correct would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Exterran, provided that for the purposes of this section, all representations and warranties will be read without giving effect to any limitation indicated by the words Material Adverse Effect or any general materiality qualifier;

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Exterran having performed in all material respects all obligations and complied in all material respects with all covenants and agreements required by the Merger Agreement to be performed or complied with by it prior to the Closing;

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no event, change, occurrence, effect or development having occurred since January 24, 2022, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Exterran; and

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Enerflex’s receipt of a certificate, dated as of the closing date of the Transaction and executed by the chief executive officer or another senior officer of Exterran, certifying to the effect that the conditions set forth in the bullets directly above have been satisfied.

Frustration of Closing Conditions

None of Enerflex, Merger Sub or Exterran may rely on the failure of any condition described above and in section 6.1, section 6.2 or section 6.3 of the Merger Agreement to be satisfied as a basis for not consummating the Transaction or for terminating the Merger Agreement and abandoning the Transaction if such failure was caused by such party’s material breach of any covenant or agreement of the Merger Agreement.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of Exterran, Enerflex and Merger Sub solely for the benefit of Enerflex and Merger Sub, on the one hand, or Exterran, on the other hand, that are subject in some cases to important exceptions and qualifications including, among other things, as to materiality and Material Adverse Effect. Furthermore, the assertions embodied in those representations and warranties are qualified by information in Exterran’s and Enerflex’s respective public filings and in the confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement, which disclosure schedules are not reflected in the Merger Agreement and will not otherwise be publicly disclosed. The confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. For more information, see “The Merger Agreement—Material Adverse Effect” for a definition of Material Adverse Effect applicable to each of Exterran and Enerflex. The representations and warranties were used for the purpose of allocation of risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, these descriptions, representations and warranties should not be read alone.

The representations and warranties of Exterran, Enerflex and Merger Sub in the Merger Agreement relate to, among other things:

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due organization, valid existence, good standing, corporate power and authority, qualification to do business, organizational documents and with respect to Exterran and Enerflex, ownership of their respective Subsidiaries;

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capital structure, including in particular the number of shares, shares of capital stock, and equity-based awards issued and outstanding or reserved for issuance and the absence of certain outstanding debt and securities;

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corporate power and authority to enter into the Merger Agreement and to complete the Transactions contemplated by the Merger Agreement, board recommendations, requisite stockholder/shareholder approvals and the enforceability of the Merger Agreement;

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absence of any consents and approvals relating to the execution, delivery and performance of the Merger Agreement, other than certain listed required filings with, and the consents and approvals of, government entities in connection with the Transactions contemplated by the Merger Agreement;

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absence of conflicts with or breaches of its or its Subsidiaries’ governing documents, certain contracts or applicable laws as a result of the execution, delivery and performance of the Merger Agreement and the completion of the Transactions contemplated by the Merger Agreement;

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timely and materially compliant historical filings with the SEC pursuant to the Exchange Act or Securities Act with respect to Exterran and with applicable Canadian Securities Administrators with respect to Enerflex;

•	compliance with the applicable listing and corporate governance rules and regulations of the NYSE with respect to Exterran, and the TSX with respect to Enerflex;

•	disclosure controls and procedures and internal controls over financial reporting;

•	preparation of financial statements in compliance with U.S. GAAP or IFRS, as applicable;

•	fair presentation of consolidated financial position in financial statements;

•	no undisclosed liabilities;

•	compliance with laws since December 31, 2018, and possession of requisite permits and absence of any violation of any Law or permits;

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compliance with anti-corruption, anti-bribery and anti-money-laundering laws and export and sanctions regulations in the past five (5) years and institution of compliance policies since December 31, 2018;

•	environmental matters;

•	matters related to employee benefit plans, and labor and employment;

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the absence of any event, change, occurrence or development that has had or would reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, on Exterran or Enerflex, as applicable, since December 31, 2020;

•	the absence of certain investigations, litigation, orders and injunctions;

•	accuracy of the information supplied for inclusion in the Form F-4 and in this Management Information Circular;

•	tax matters;

•	receipt of fairness opinions of financial advisors;

•	required stockholder/shareholder approvals;

•	lack of related party transactions;

•	no brokers’ fees in connection with the Transactions contemplated by the Merger Agreement except as enumerated;

•	matters with respect to certain suppliers and customers; and

•	no representations or warranties other than set forth in the Merger Agreement and no reliance on forward-looking information.

The Merger Agreement also contains representations and warranties made by Exterran as to, among other things:

•	intellectual property, IT assets and data privacy matters;

•	valid title to or leasehold interests in assets and properties (including real property);

•	sufficient inventory of parts and materials to meet unsatisfied performance obligations backlog;

•	no undisclosed material contracts;

•	sufficiency and effect of insurance policies;

•	the aggregate value of assets and revenues in Canada is under certain threshold required under the Competition Act (Canada) and related regulations;

•	inapplicability of any anti-takeover statutes or regulations or anti-takeover provisions in Exterran’s organizational documents; and

•	customary nature of Exterran’s warranties; quality and workmanship of its products; no undisclosed product liability claims or non-standard product warranties or indemnities.

The Merger Agreement also contains representations and warranties made by Enerflex as to, among other things:

•	capitalization of Merger Sub;

•	the Enerflex Common Shares to be issued as Merger Consideration pursuant to the Merger Agreement;

•	absence of ownership by Enerflex and Merger Sub, and their respective Subsidiaries or Affiliates, of Exterran Common Stock;

•	Debt Financing matters; and

•	solvency.

Material Adverse Effect

Specified representations and warranties in the Merger Agreement are subject to materiality or Material Adverse Effect qualifications (that is, such representations or warranties will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect).

Under the Merger Agreement, a “Material Adverse Effect” with respect to Exterran or Enerflex, as applicable, is defined as an event, change, circumstance, fact, condition, occurrence, effect or development that has, or would reasonably be expected to have, a Material Adverse Effect (x) on the business, operations or condition (financial or otherwise) of such party and its Subsidiaries, taken as a whole, or (y) would or may reasonably be expected to, prevent, materially delay or materially impair the ability of (i) in the case of Exterran, Exterran, and (ii) in the case of Enerflex, Enerflex or Merger Sub, to consummate the Transactions contemplated by the Merger Agreement, but, in the case of each of clauses (x) and (y), will not include events, changes, occurrences, effects or developments relating to or resulting from:

•	changes in general economic or political conditions or the securities, equity, credit or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates;

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any decline in the market price or trading volume of such party’s shares, or any change in the credit rating of such party or any of its securities (provided, that the facts and circumstances underlying such decline or change may be taken into account in determining whether a Material Adverse Effect in respect of such part has occurred to the extent not otherwise excluded by the definition thereof);

•	changes or developments in the industries in which such party or its Subsidiaries operate;

•	changes in law or the interpretation or enforcement thereof after the date of the Merger Agreement;

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the execution, delivery or performance of the Merger Agreement or the public announcement or pendency or consummation of the Transactions contemplated thereby, including the impact thereof on the relationships of such party or any of its Subsidiaries with employees, partnerships, customers or suppliers or Governmental Entities;

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compliance with the terms of, or the taking or omission of any action required by, the Merger Agreement or consented to (after disclosure to the other party of all material and relevant facts and information) or requested by such party in writing;

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any act of civil unrest, civil disobedience, war, terrorism, cyberterrorism, military activity, sabotage, or cybercrime, including an outbreak or escalation of hostilities involving Canada or the U.S. as applicable and any Governmental Entity or the declaration by Canada or the U.S. as applicable or any Governmental Entity of a national emergency or war, or any worsening or escalation of any such conditions threatened or existing on the date of the Merger Agreement;

•	any hurricane, tornado, flood, earthquake, natural disaster, acts of God or other comparable events;

•	any pandemic, epidemic, or disease outbreak (including COVID-19) or other comparable events;

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changes in U.S. GAAP or the enforcement thereof (in the case of Exterran) or changes in IFRS or the interpretation or enforcement thereof (in the case of Enerflex) after the date of the Merger Agreement;

•	any litigation relating to or resulting from the Merger Agreement or the Transactions contemplated thereby; or

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any failure of such party to meet internal or published projections, forecasts, guidance or revenue or earning predictions (provided, that the facts and circumstances underlying any such failure may be taken into account in determining whether a Material Adverse Effect in respect of such party has occurred to the extent not otherwise excluded by the definition thereof); except, with respect to the first, third, fourth, seventh, eighth, ninth, and tenth bullets above, if the impact thereof is materially and disproportionately adverse to such party and its Subsidiaries, taken as a whole, relative to the impact thereof on the operations in the industry that such party and other participants conduct business, the incremental material disproportionate impact may be taken into account in determining whether there has been a Material Adverse Effect in respect of such party.

Conduct of Business Pending the Merger

Exterran

From and after the date of the Merger Agreement and prior to the earlier of the Effective Time and the termination of the Merger Agreement (which we refer to as the “interim period”), except (i) as may be required by applicable law, (ii) as may be agreed in writing by Enerflex (which consent will not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated, required or expressly permitted by the Merger Agreement, or (iv) as set forth in the disclosure schedules to the Merger Agreement provided by Exterran (which we refer to as the “Exterran disclosure schedules”), Exterran will, and will cause its Subsidiaries to, use its reasonable best efforts to (A) conduct its business in the ordinary course of business and (B) preserve intact its present business organization and maintain existing relationships and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, creditors, lessors, distributors, employees, contractors and business associates, in each case, with whom it and they have material business relations.

During the interim period and subject to the same exclusions as above, Exterran:

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will not, and will not permit any of its Subsidiaries that is not wholly-owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (other than dividends, distributions, payments or return of capital made to Exterran or a wholly-owned Subsidiary by any of its Subsidiaries) or other equity interests (whether in cash, assets, shares, property or other securities or any combination thereof);

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will not, and will not permit any of its Subsidiaries to, split, combine, redeem or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly-owned Subsidiary of Exterran that remains a wholly-owned Subsidiary after consummation of such transaction;

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will not, and will not permit any of its Subsidiaries to (A) except in the ordinary course of business, (i) hire any employee or engage any independent contractor who is a natural person, in each case with annual base salary, base wages or base compensation in excess of $100,000 (except where such employment is terminable on no more than 30 days’ prior notice without material cost or penalty) or (ii) terminate the employment of any employee of Exterran or any of its Subsidiaries at the vice president-level (or its equivalent) or above, (B)(i) increase the compensation or other benefits, or accelerate the vesting or payment of any compensation or other benefits, payable or provided, to Exterran’s or any of its Subsidiaries’ directors or officers or (ii) increase the compensation or other benefits, or accelerate the vesting or payment of any compensation or other benefits, payable or provided, to Exterran’s or any of its Subsidiaries’ employees, which increases do not exceed (I) 10% of the aggregate annualized compensation paid to an employee during calendar year 2021 (any such increases over 6% to be limited to non-union employees) and, (II) in the aggregate, 4.5% of total compensation for all employees (except as required pursuant to the terms of any new or amended union contract), or (C) except as required pursuant to the terms of any Exterran benefit plan in effect as of the date of the Merger Agreement, (i) grant any transaction or retention bonuses, (ii) grant any Exterran equity awards or other equity or long-term incentive compensation awards, or (iii) enter into any employment, change of control, severance or retention agreement with any employee of Exterran or any of its Subsidiaries;

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will not, and will not permit any of its Subsidiaries to, change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by applicable law, U.S. GAAP or SEC rule or policy;

•	will not adopt any amendments, modifications, waivers, rescissions or otherwise make changes to the organizational documents of Exterran or any of its Subsidiaries;

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will not, and will not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, transfer, dispose, or otherwise encumber, or authorize or approve or agree to issue, grant, sell, pledge or otherwise encumber any shares of Exterran Common Stock or other securities of Exterran or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Exterran Common Stock or other securities of Exterran or any of its Subsidiaries including but not limited to the issue or award of any Exterran equity awards or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, except vesting in the ordinary course of business pursuant to awards under Exterran benefit plans in effect as of the date of the Merger Agreement or as disclosed on the Exterran disclosure schedules;

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will not, and will not permit any of its Subsidiaries to, redeem, terminate early, unwind, repurchase, prepay, defease, create, suffer to exist, incur, enter into, assume, endorse, guarantee, or otherwise become liable for or modify or amend (including seeking or obtaining a waiver) in any material respects the terms of, any indebtedness for borrowed money, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities, any indebtedness or assume, guarantee, endorse or otherwise become liable or responsible for such obligations or the obligations of any other person, or make any loans or advances, except for (A) intercompany loans or advances among Exterran and its Subsidiaries or among Exterran’s direct or indirect wholly-owned Subsidiaries in the ordinary course of business and (B) incremental borrowings under Exterran’s existing credit facility contemplated by the budget set forth in the Exterran disclosure schedules which do not require any amendments or waivers to such Credit Facility;

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will not, and will not permit any of its Subsidiaries to make any loans, advances, guarantees or capital contributions to or investments in any person, except for (A) loans solely between or among Exterran or any of its wholly-owned Subsidiaries, on the one hand, and any of Exterran’s wholly-owned Subsidiaries, on the other hand, and (B) advances for reimbursable employee expenses in the ordinary course of business;

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will not, and will not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or subject to any lien (other than permitted liens), or otherwise dispose of, any of its businesses, material properties or assets, whether voluntarily or by the failure to exercise a right or make a payment, except (A) dispositions of obsolete or worthless equipment, in the ordinary course of business, (B) non-exclusive licenses or other non-exclusive grants of rights in, to or under Exterran intellectual property entered in the ordinary course of business with customers of Exterran or any of its Subsidiaries (C) sales of products or services in the ordinary course of business that do not require the incurrence of indebtedness in breach of the Merger Agreement or the extension of capital in breach of the Merger Agreement and (D) for transactions solely among Exterran and its wholly-owned Subsidiaries or solely among Exterran’s wholly-owned Subsidiaries;

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will not, and will not permit any of its Subsidiaries to (i) enter into any contract that would have been an Exterran material contract under the Merger Agreement if it been entered into prior to the Merger Agreement, or amend or modify any contract in a manner that would make it an Exterran material contract under the Merger Agreement, (ii) enter into any other contract that would require aggregate expenditures by Exterran or any Exterran Subsidiary in excess of the budget set forth in the Exterran disclosure schedules, (iii) materially modify, materially amend, extend, accelerate, terminate, cancel, exercise or fail to exercise an expiring renewal option or terminate any Exterran material contract (in each case, in a manner adverse to Exterran or its Subsidiaries and not including terminations or expirations due to the natural expiration or termination of such agreements) or (iv) waive, release or assign any material rights or claims thereunder (other than in the ordinary course of business or as would not result in a breach of the Merger Agreement);

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will not, and will not permit any of its Subsidiaries to, acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, directly or indirectly, any equity interests in or assets (including intangible assets) of any person or any business, division, securities, properties or interests thereof, or otherwise engage in any mergers, consolidations or business combinations (other than pursuant to any capital expenditures permitted under the Merger Agreement) from any other person, other than (A) transactions solely between Exterran and a wholly-owned Exterran Subsidiary or solely between wholly-owned Exterran Subsidiaries or acquisitions of supplies or equipment in the ordinary course of business and (B) acquisitions of properties, assets, equipment or inventory in the ordinary course of business and consistent with the budget set forth in the Exterran disclosure schedules;

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will not, and will not permit any of its Subsidiaries to, settle, pay, discharge or satisfy any action, other than any action that involves only the payment of monetary damages not in excess of $250,000 individually or $1,000,000 in the aggregate over the amount reflected or reserved against in the September 30, 2021 consolidated balance sheet of Exterran for such specific actions and would not result in (A) the imposition of any order that would restrict the future activity or conduct of Exterran or any of its Subsidiaries (excluding, for the avoidance of doubt, releases of claims, confidentiality and other de minimis obligations customarily included in monetary settlements) or (B) a finding or admission of a violation of law;

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will not, and will not permit any of its Subsidiaries to incur or commit to capital expenditures or development expenses or expenses relating to integration of its accounting or enterprise resource planning systems, in each case, in excess of the amounts set forth in the budget set forth in the Exterran disclosure schedules;

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will not, and will not permit any of its Subsidiaries to, terminate or permit any material Exterran permit to lapse, other than in accordance with the terms and regular expiration thereof, or fail to apply on a timely basis for any renewal of any renewable material Exterran permit (excluding, in each case, any Exterran permit that Exterran, in its reasonable judgment, no longer believes to be material or necessary to the conduct of the business);

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will not, and will not permit any of its Subsidiaries to, adopt any plan of merger, consolidation, reorganization, liquidation or dissolution, adopt resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, file a petition in bankruptcy under any provisions of federal or state bankruptcy applicable law on behalf of Exterran or any of its Subsidiaries or consent to the filing of any bankruptcy petition against Exterran or any of its Subsidiaries under applicable law;

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will not, and will not permit any of its Subsidiaries to, enter into any new line of business that is not reasonably related to the existing business lines of Exterran and its Subsidiaries, or abandon or discontinue any existing line of business of Exterran or its Subsidiaries;

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except as required by applicable law, will not (A) make (other than in the ordinary course of business), change or revoke any material tax election, (B) change any material method of tax accounting or tax accounting period, (C) file any amended tax return with respect to any material tax, (D) settle or compromise any material tax proceeding, (E) surrender any right to claim a material tax refund, or (F) agree to an extension or waiver of the statute of limitations with respect to the assessment of any material tax;

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will not, and will not permit any of its Subsidiaries to become a party to, establish, adopt, materially amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

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will not, and will not permit any of its Subsidiaries to enter into any consent decree or similar agreement that, individually or in the aggregate, is material to Exterran and its Subsidiaries, taken as a whole;

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will not, and will not permit any of its Subsidiaries to terminate or fail to exercise renewal rights with respect to any insurance policies of Exterran and its Subsidiaries in a manner that would (after taking into account any replacement insurance policies) materially and adversely affect the insurance coverage of Exterran and its Subsidiaries;

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will not, and will not permit any of its Subsidiaries to, sell, transfer, lease, license, mortgage, pledge, surrender, encumber, divest, or otherwise dispose of any material Exterran intellectual property (other than permitted liens), except for non-exclusive licenses of Exterran intellectual property granted in the ordinary course of business;

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will not, and will not permit any of its Subsidiaries to abandon or otherwise allow to lapse or expire any registered Exterran intellectual property, other than lapses or expirations of any registered Exterran intellectual property that is at the end of its maximum statutory term (with renewals);

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will not, and will not permit any of its Subsidiaries to engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of Exterran or other person that would be required to be disclosed pursuant to Item 404 of Regulation S-K;

•	will not convene any special meeting (or any adjournment or postponement thereof) of the stockholders of Exterran;

•	will not, and will not permit any of its Subsidiaries to modify, amend or replace that certain lease contract listed in the Exterran disclosure schedules; and

•	will not, and will not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

Nothing contained in the Merger Agreement gives Enerflex or Merger Sub, directly or indirectly, the right to control or direct Exterran or its Subsidiaries’ operations prior to the closing date of the Transaction. Prior to the closing date of the Transaction, Exterran will exercise, consistent with the terms and conditions of the Merger Agreement and subject to applicable law, complete control and supervision over its and its Subsidiaries’ operations.

Enerflex

During the interim period, except (i) as may be required by applicable law, (ii) as may be agreed in writing by Exterran (which consent will not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated, required or expressly permitted by the Merger Agreement or (iv) as set forth in the disclosure schedules to the Merger Agreement provided by Enerflex (which we refer to as the “Enerflex disclosure schedules”), Enerflex will, and will cause its Subsidiaries to, use its reasonable best efforts to (A) conduct its business in the ordinary course of business and (B) preserve intact its business organization and maintain existing relationships and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, creditors, lessors, distributors, employees, contractors and business associates, in each case, with whom it and they have material business relations.

During the interim period and subject to the same exclusions as above, Enerflex:

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will not, and will not permit any of its Subsidiaries that is not wholly-owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, shares or other securities of Enerflex or its Subsidiaries), except (A) regular quarterly cash dividends paid on the Enerflex Common Shares in the ordinary course of business, appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to the Enerflex Common Shares, and (B) dividends and distributions paid by Subsidiaries of Enerflex to Enerflex or to any of Enerflex’s other wholly-owned Subsidiaries;

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will not, and will not permit any of its Subsidiaries to, split, combine or reclassify any of its capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its shares, except for any such transaction by a wholly-owned Subsidiary of Enerflex that remains a wholly-owned Subsidiary after consummation of such transaction;

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will not, and will not permit any of its Subsidiaries to, issue, deliver, grant, sell, transfer, dispose, or otherwise encumber, or authorize or approve or agree to issue, grant, sell, pledge or otherwise encumber any Enerflex Common Shares or other equity securities of Enerflex, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Enerflex Common Shares or other equity securities of Enerflex, including but not limited to the issue or award of any Enerflex options or any rights, warrants or options to acquire any such shares, voting equity securities or equity interest or share-based performance units, except (A) in the ordinary course of business pursuant to awards under Enerflex benefit plans in effect as of the date of the Merger Agreement or as disclosed in the Enerflex disclosure schedules or (B) pledges or encumbrances required in connection with the Debt Financing (including for the repayment or refinancing of the “Refinanced Indebtedness” (as defined in the Debt Commitment Letter) or any other repayment or refinancing contemplated thereby);

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will not, and will not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS or rule or policy of the Canadian Securities Administrators;

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will not, and will not permit any of its Subsidiaries to, redeem, terminate early, unwind, repurchase, prepay, defease, create, suffer to exist, incur, enter into, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any indebtedness solely among Enerflex and its wholly-owned Subsidiaries or solely among wholly-owned Enerflex Subsidiaries, (B) incremental borrowings under Enerflex’s existing credit facilities if either (i) contemplated by the budget set forth in the Enerflex disclosure schedules or (ii) not in excess of $25,000,000 greater than the amount set forth in the budget set forth in the Enerflex disclosure schedules, (C) any repayment of borrowings under Enerflex’s existing revolving credit facilities to the extent that the aggregate amount available to Enerflex and the Enerflex’s Subsidiaries for borrowings does not decrease or (D) the Debt Financing (including the guarantees to be provided for the Debt Financing) and other actions taken in furtherance of the Debt Financing (including for the repayment or refinancing of the “Refinanced Indebtedness” as defined in the Debt Commitment Letter) or any other repayment or refinancing contemplated thereby;

•	will not adopt any amendments to the organizational documents of Enerflex;

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will not, and will not permit any of its Subsidiaries to, acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, directly or indirectly, any equity interests in or assets (including intangible assets) of any person or any business, division, securities, properties or interests, or otherwise engage in any mergers, consolidations or business combinations from any other person, other than (A) transactions solely between and among wholly-owned Subsidiaries, (B) acquisitions of supplies, properties, assets, equipment or inventory in the ordinary course of business and (C) transactions that would not reasonably be expected to have a Material Adverse Effect on Enerflex’s ability to complete the Merger or the financing; and

•	will not, and will not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

During the interim period, Enerflex will not, and will cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations or approvals of any Governmental Entity necessary to consummate the Transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period; (ii) increase, in any material respect, the risk of any Governmental Entity entering an order prohibiting the consummation of the Transactions contemplated by the Merger Agreement; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the Transactions contemplated by the Merger Agreement.

No Solicitation

Subject to the provisions in the Merger Agreement, from the date of the Merger Agreement until the earlier of the Effective Time and the termination date, Enerflex and Exterran have agreed they each will not, and they each will cause their respective Subsidiaries and their and their respective directors and officers not to, and will use reasonable best efforts to cause their other representatives, not to, directly or indirectly:

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solicit, initiate or knowingly encourage or knowingly facilitate any inquiry regarding, or the making or submission of any proposal, offer or indication of interest that constitutes, or would reasonably be expected to lead to, or result in, an Alternative Proposal;

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engage in, knowingly encourage, continue or otherwise participate in any discussions or negotiations with any Person regarding an Alternative Proposal or any communications regarding or any inquiry, proposal or offer that would reasonably be expected to lead to, or result in, an Alternative Proposal (except to notify such person that the provisions of the Merger Agreement prohibit any such discussions or negotiations);

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furnish any nonpublic information relating to such party or its Subsidiaries in connection with or for the purpose of facilitating an Alternative Proposal or any inquiry, proposal, offer or indication of interest that would reasonably be expected to lead to, or result in, an Alternative Proposal and request the prompt return or destruction of any confidential information provided to any third party in connection with an Alternative Proposal;

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recommend or enter into any other letter of intent, memorandum of understandings, agreement in principle, option agreement, acquisition agreement, Merger Agreement, joint venture agreement, partnership agreement or other similar agreement with respect to an Alternative Proposal (except for permitted confidentiality agreements as discussed below);

•	approve any transaction under, or any third party becoming an “interested stockholder” under section 203 of the DGCL (or similar takeover statute applicable to Enerflex under Canadian law); or

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adopt, approve, endorse, authorize, agree or publicly propose to adopt, approve, endorse or authorize to do any of the foregoing or otherwise knowingly facilitate any effort or attempt to make an Alternative Proposal.

Prior to the time, but not after, in the case of Exterran, the Exterran Stockholder Approval is obtained or, in the case of Enerflex, the Enerflex Shareholder Approval is obtained, in response to an unsolicited, bona fide written Alternative Proposal that did not result from such party’s breach of the non-solicitation provisions contained in the Merger Agreement (which Alternative Proposal is not withdrawn), Exterran or Enerflex, as applicable, may (including through their representatives) contact the third party making such Alternative Proposal to clarify the terms and conditions of the Alternative Proposal. If the relevant party’s board of directors determines in good faith after consultation with outside legal counsel and financial advisors that such Alternative Proposal constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, the following actions may be taken:

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such party may furnish non-public information to the third party making such Alternative Proposal (including its representatives, including its equity and Debt Financing sources) in response to a request for such non-public information, if, and only if, (A) prior to furnishing such information, Exterran or Enerflex, as applicable, receives from the third party making such Alternative Proposal, an executed confidentiality agreement (a copy of which shall be provided to Enerflex or Exterran as applicable within 24 hours of execution) with confidentiality and use provisions that, in each case, are not less restrictive to such third party than the terms in the

Confidentiality Agreement, dated as of October 3, 2021, between Exterran and Enerflex are to the other party (it being understood that such confidentiality agreement does not need to include any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Alternative Proposal, but such confidentiality agreement will not grant such third party the exclusive right to negotiate with Exterran or Enerflex, as applicable); and (B) such party also provides to the other party, prior to or substantially concurrently with the time such non-public information is provided or made available to such third party, any non-public information furnished to such third party that was not previously furnished to the other party to the Merger Agreement; provided, however, that if the third party making such Alternative Proposal is a known competitor of Exterran or Enerflex, as applicable, such party will not provide any commercially sensitive non-public information to such third party in accordance with the permitted actions under the Merger Agreement, other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

•	such party may engage in discussions or negotiations with the third party (including its representatives) with respect to the Alternative Proposal.

Exterran and Enerflex are each required to promptly (and in any event within 24 hours) give written notice to the other party if it or its representatives receive (i) any inquiries, proposals or offers with respect to an Alternative Proposal or (ii) any request for information that, to the knowledge of such party, has been or is reasonably likely to have been made in connection with any Alternative Proposal. Such notice is required to identify the material terms and conditions of such inquiries, proposals or offers (including the name of the applicable third party and, complete copies of any written requests, proposals or offers and any other material documents, including proposed agreements). Exterran or Enerflex, as applicable, will be required to thereafter keep the other party fully informed, on a current basis, of any material developments regarding any Alternative Proposal or any material change to the terms of any Alternative Proposal and any material change to the status of any such discussions or negotiations with respect thereto.

Change of Recommendation

Except as expressly permitted by the Merger Agreement, neither party’s board of directors (including any committee) may:

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withdraw, withhold, qualify or modify, or propose publicly to withdraw, withhold, qualify or modify: (i) in the case of the Exterran board, its recommendation to the Exterran Stockholders to adopt the Merger Agreement and the Transactions contemplated by the Merger Agreement (which we refer to as the “Exterran recommendation”); and (ii) in the case of the Enerflex Board, the recommendation to the Enerflex Shareholders to approve the Enerflex Common Share issuance in connection with the Merger (which we refer to as the “Enerflex recommendation”);

•	fail to include (i) in the case of Exterran, the Exterran recommendation in the Form F-4 or (ii) in the case of Enerflex, the Enerflex recommendation in this Management Information Circular;

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if any Alternative Proposal that is structured as a tender offer or exchange offer for the outstanding Enerflex Common Shares or shares of Exterran Common Stock, as applicable, is commenced, in the case of Exterran, pursuant to Rule 14d-2 of the Exchange Act (other than by the other party or an affiliate of the other party), fail to recommend and publicly announce, within 10 Business Days after its commencement, against acceptance of such tender offer or exchange offer by its shareholders or stockholders, as applicable;

•	approve, adopt, recommend, or declare advisable any Alternative Proposal or publicly propose to approve, adopt or recommend or declare advisable any Alternative Proposal;

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fail to publicly reaffirm the recommendation to Exterran Stockholders or Enerflex Shareholders, as applicable, within 10 Business Days after an Alternative Proposal (or material modification thereto) is first publicly announced by such party or the person making such Alternative Proposal (or, with respect to any material amendments, revisions or changes to the terms of any such previously publicly disclosed Alternative Proposal that are publicly disclosed within the last five (5) Business Days prior to the Effective Time, fail to take these affirming actions, with references to the applicable 10 Business Day period being replaced with three (3) Business Days);

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approve, adopt or recommend, or declare advisable or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, Merger Agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to and entered into in compliance with the section of the Merger Agreement described above under the subsection entitled “No Solicitation”) with respect to any Alternative Proposal;

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exempt any person other than the other party to the Merger Agreement (or in Exterran’s case, Enerflex or Merger Sub) from any takeover statute or approve or authorize, or cause or permit the other party or any of its Subsidiaries to enter into, an acquisition agreement in connection with an Alternative Proposal; or

•	resolve or publicly propose to take any action described in the foregoing of this section.

The taking of any of the actions set forth above will constitute a “Change of Recommendation.”

Furthermore, each of Exterran and Enerflex will (and will cause its Subsidiaries and its and their respective directors and officers to, and will use its reasonable best efforts to cause its other representatives to) promptly terminate any existing discussions and negotiations conducted prior to the date of the Merger Agreement with any person (other than Exterran, Enerflex or any of their respective Affiliates or representatives) with respect to any Alternative Proposal, or proposal or transaction that could reasonably be expected to lead to or result in an Alternative Proposal. Each of Exterran and Enerflex will promptly terminate all physical and electronic data access previously granted to such persons and request that any such persons promptly return or destroy all confidential information concerning Exterran or Enerflex, as applicable, and any of its Subsidiaries and provide prompt written confirmation thereof.

Prior to the time, in the case of Exterran, the Exterran Stockholder Approval is obtained or, in the case of Enerflex, the Enerflex Shareholder Approval is obtained, the Exterran Board or Exterran, as applicable, may:

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In response to a Superior Proposal, effect a Change of Recommendation and/or, cause Exterran or Enerflex to terminate the Merger Agreement to enter into a definitive agreement providing for a Superior Proposal, if the respective board determines in good faith after consultation with the outside legal counsel and financial advisors, that such proposal is a Superior Proposal, but only if the Exterran board, or Enerflex Board, as applicable, has determined in good faith after consultation with the outside legal counsel, that the failure to make such Change of Recommendation and/or terminate the Merger Agreement to enter into such acquisition agreement providing for such Superior Proposal would breach or reasonably be expected to breach the respective boards’ fiduciary duty to the shareholders or stockholders, respectively, under applicable law; and if: (i) Exterran or Enerflex, as applicable, has given the other party written notice of its intent to take such action at least five (5) Business Days in advance, setting forth a description of the terms and conditions of the Superior Proposal that is the basis for such action (and including the identity of the person making the Superior Proposal and a copy of the proposed definitive agreement for such Superior Proposal, if any); (ii) Exterran or Enerflex, as applicable, negotiates in good faith during such five-business-day period with the other party and its representatives (to the extent such other party wishes to negotiate) to enable such other party to make such amendments to the terms of the Merger Agreement as would permit the Exterran board or the Enerflex Board, as applicable, not to effect a Change of Recommendation in connection with such Superior Proposal or not to cause the party to terminate the Merger Agreement in connection with the entry into a definitive agreement providing for a Superior Proposal; and (iii) at the end of such five-business-day period, prior to taking action to effect a Change of Recommendation or, terminating the Merger Agreement, the Exterran board or the Enerflex Board, as applicable, makes the fiduciary determination as set forth under the Merger Agreement again, and concludes that the Superior Proposal would continue to constitute a Superior Proposal if such amendments were to be given effect. For purposes of the aforementioned negotiation period, any material modification to the terms of the Superior Proposal (including any change in the amount or, if applicable, form of consideration) will be deemed to be a new Alternative Proposal, except that references to five (5) Business Days will be deemed to be references to three (3) Business Days.

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In response to an intervening event, effect a Change of Recommendation, if the Exterran board or the Enerflex Board, as applicable, determines in good faith, after consultation with the applicable party’s outside legal counsel, that the failure of the Exterran board or the Enerflex Board, as applicable, to take such action would breach or would reasonably be expected to breach fiduciary duties of Exterran’s or Enerflex’s board, as applicable, under applicable law provided, that the Exterran board or the Enerflex Board, as applicable, will not be entitled to make such a change in recommendation unless: (i) Exterran or Enerflex, as applicable, has given the other party written notice of its intent to take such action at least 10 Business Days in advance, setting forth in reasonable detail, the reasons for effecting a Change of Recommendation; (ii) Exterran or Enerflex, as applicable, will cause their respective representatives (including executive officers) to be available to negotiate in good faith during such ten-business-day period with the other party (to the extent such other party desires to negotiate) to enable such other party to make such amendments to the terms and conditions of the Merger Agreement as would permit the Exterran board or the Enerflex Board, as applicable, not to effect a Change of Recommendation in connection with such intervening event; and (iii) at the end of such ten-business-day period, prior to taking action to effect a Change of Recommendation, the Exterran board or the Enerflex Board, as applicable, takes into account in good faith any amendments to the Merger Agreement proposed by the other party in response to the intervening event, as applicable, during the ten-business-day period, and concludes, in good faith after consultation with its outside legal counsel, that the failure to take such action would breach or would reasonably be expected to breach such board’s fiduciary duties under applicable law.

As further described in the section below entitled “The Merger Agreement—Termination or Abandonment of the Merger Agreement,” if (i) Enerflex terminates the Merger Agreement due to the Exterran Board making a Change of Recommendation, or if Exterran terminates the Merger Agreement to enter into a definitive agreement providing for an Exterran Superior Proposal, Exterran will be required to pay Enerflex a termination payment of U.S.$10 million in cash, less any amounts required to be withheld or deducted on account of taxes and (ii) if Exterran terminates the Merger Agreement due to the Enerflex Board making a Change of Recommendation or if Enerflex terminates the Merger Agreement to enter into a definitive agreement providing for an Enerflex Superior Proposal, Enerflex will be required to pay a termination payment of U.S.$20 million in cash, less any amounts required to be withheld or deducted on account of taxes.

The Merger Agreement will not prohibit Exterran or Enerflex, or each of their board of directors or any committees, from complying with their respective disclosure obligations under applicable law, rules or policies of the NYSE or the TSX.

Efforts to Obtain Required Stockholder/Shareholder Votes

Exterran will take all action necessary in accordance with applicable law and its organizational documents to set a record date for, duly give notice of, convene and hold a special meeting of its stockholders following the mailing of the Proxy Statement/Prospectus for the purpose of obtaining the Exterran Stockholder Approval on a date mutually selected by Exterran and Enerflex as soon as reasonably practicable following the date when the Form F-4 is declared effective by the SEC (which we refer to as the “clearance date”) and in any case, within 45 following the clearance date. Unless Exterran has made a Change of Recommendation in compliance with the provisions of the Merger Agreement, Exterran will include its recommendation for the Exterran Stockholders to vote to adopt the Merger Agreement in the Proxy Statement/Prospectus, and will solicit, and use its reasonable best efforts to obtain, the Exterran Stockholder Approval at the Exterran Stockholder Meeting (including by soliciting proxies in favour of the adoption of the Merger Agreement) as soon as reasonably practicable.

Exterran will cooperate with and keep Enerflex informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement/Prospectus to its stockholders. Exterran (i) will adjourn or postpone the Exterran Stockholder Meeting (A) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Exterran board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable law or (B) if as of the time that the Exterran Stockholder Meeting is originally scheduled (as set forth in this Management Information Circular) there are insufficient shares of Exterran Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Exterran Stockholder Meeting and (ii) may, and at Enerflex’s request will, adjourn or postpone the Exterran Stockholder Meeting to allow reasonable additional time to solicit additional proxies necessary to obtain the Exterran Stockholder Approval; provided, however, that, unless otherwise agreed by the parties, the Exterran Stockholder Meeting will not be adjourned or postponed to a date that is more than 20 Business Days after the date for which the Exterran Stockholder Meeting was previously scheduled; provided, further, that the Exterran Stockholder Meeting will not be adjourned or postponed to a date on or after two Business Days prior to the End Date or a date that requires Exterran to select a new record date under applicable law. Without the prior written consent of Enerflex, the adoption of the Merger Agreement will be the only matter (other than matters of procedure and matters required by applicable law to be voted on by Exterran Stockholders in connection with the adoption of the Merger Agreement) that Exterran will propose to be acted on by Exterran Stockholders at the Exterran Stockholder Meeting.

Subject to the provisions of the Merger Agreement, Enerflex will take all action necessary in accordance with applicable law and its organizational documents to set a record date for, duly give notice of, convene and hold the Enerflex Special Meeting following the mailing of the Management Information Circular for the purpose of obtaining the Enerflex Shareholder Approval on a date mutually selected by the Exterran and Enerflex as soon as reasonably practicable following the clearance date and, in any case, within 45 days following the clearance date. Unless Enerflex has made a Change of Recommendation in compliance with the provisions of the Merger Agreement, Enerflex will include the Enerflex recommendation in the Management Information Circular, and will solicit, and use its reasonable best efforts to obtain, the Enerflex Shareholder Approval at the Enerflex Special Meeting (including by soliciting proxies in favour of the Enerflex Common Share issuance) as soon as reasonably practicable.

Enerflex will cooperate with and keep Exterran informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Management Information Circular to the Enerflex Shareholders. Enerflex (i) will adjourn or postpone the Enerflex Special Meeting (A) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Enerflex Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable law or (B) if as of the time that the Enerflex Special Meeting is originally scheduled (as set forth in the Management Information Circular) there are insufficient Enerflex Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Enerflex Special Meeting and (ii) may, and at Exterran’s request will, adjourn or postpone the Enerflex Special Meeting to allow reasonable additional time to solicit additional proxies necessary to obtain the Enerflex Shareholder Approval; provided, however, that, unless otherwise agreed by the parties, the Enerflex Special Meeting will not be adjourned or postponed to a date that is more than 20 Business Days after the date for which the Enerflex Special Meeting was previously scheduled; provided, further, that the Enerflex Special Meeting will not be adjourned or postponed to a date on or after two Business Days prior to the End Date or a date that requires Enerflex to select a new record date under applicable law. Without the prior written consent of Exterran (which consent will not be unreasonably withheld, conditioned or delayed), the approval of the Enerflex Common Share issuance will be the only matter (other than matters of procedure and matters required by applicable law to be voted on by Enerflex Shareholders in connection with the approval of the Enerflex Common Share issuance) that Enerflex will propose to be acted on by the Enerflex Shareholders at the Enerflex Special Meeting.

The obligations of Exterran and Enerflex to hold the meetings of their respective stockholders and shareholders will not be affected solely by the making of a Change of Recommendation.

Financing

Debt Financing

Enerflex has agreed to use its reasonable best efforts, and will cause each of its Subsidiaries to use its reasonable best efforts to take all actions necessary to obtain the Debt Financing on the conditions described in the Debt Commitment Letter, including

(i) maintaining in effect the Debt Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing consistent with the terms and conditions contained therein on or prior to the closing date of the Transaction, (iii) satisfying (or obtaining a waiver of) all conditions in the Debt Commitment Letter and the definitive agreements that are applicable to and within the reasonable control of Enerflex and are necessary to enable the consummation of the Debt Financing concurrently with or prior to Closing, (iv) consummating the Debt Financing concurrently with or prior to Closing, and (v) enforcing its rights under the Debt Commitment Letter, in each case in a timely and diligent manner.

In the event (x) any portion of the Debt Financing contemplated by the Debt Commitment Letter that is required to fund the financing amounts becomes unavailable (including pursuant to the “flex” terms within the Debt Commitment Letter) regardless of the reason therefor, Enerflex will promptly notify Exterran in writing of such unavailability and will use its reasonable best efforts, and will cause each of its Subsidiaries to use their reasonable best efforts, to obtain as promptly as practicable following the occurrence of such event, alternative debt or other financing for any such portion from alternative sources or (y) Enerflex decides, in its sole discretion, to replace all or any portion of the Debt Financing with alternative debt or other financing, such Alternative Financing will: (A) be in an amount that, when taken together with the aggregate amount of net proceeds available from the Debt Financing, if any, that remains available and cash and cash equivalents immediately available to Enerflex at the Closing, is sufficient to pay the financing amounts; (B) not be subject to any conditions precedent to funding that are additional to, expand on or are more onerous on Enerflex and its Affiliates than, the conditions set forth in the Debt Commitment Letter except any customary conditions for a bridge facility or a bond financing that (taken as a whole) are not materially less favourable to Enerflex (in the reasonable judgment of Enerflex) than the conditions (taken as a whole) contained in the Debt Commitment Letter and (C) not (i) reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger or prevent or materially impede the repayment or refinancing of a material portion of any indebtedness of Exterran that constitutes “Refinanced Indebtedness” (as defined in the initial Debt Commitment Letter), in each case, as contemplated by the Merger Agreement, (ii) materially adversely impact the ability of Enerflex to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements as so amended, replaced, supplemented or otherwise modified, or (iii) impose material obligations on Exterran or any of its Subsidiaries that would be effective prior to Closing. Enerflex or Merger Sub will provide Exterran, upon reasonable request, with information and documentation regarding the Debt Financing as is reasonably necessary or advisable to allow Exterran to monitor the progress of the Debt Financing activities. Without limiting the generality of the foregoing, Enerflex will notify Exterran as soon as reasonably practicable (x) if Enerflex becomes aware that there exists any actual or threatened (in writing) material breach, default, repudiation, cancellation or termination of a Debt Commitment Letter or any definitive agreement by any financing party thereto of which Enerflex has become aware or if Enerflex has received written communication from any financing party with respect to any actual material breach, default, repudiation, cancellation or termination of any provision in a Debt Commitment Letter or any definitive agreement by any financing party or (y) if Enerflex determines in good faith that it will not be able to obtain any or all of the Debt Financing on the conditions described in the Debt Commitment Letter prior to Closing. Enerflex will deliver to Exterran true and complete copies of all definitive agreements in connection with an Alternative Financing (provided that such copies may be subject to customary redactions with respect to fee amounts and pricing and other economic terms, including “market flex” provisions, none of which would reasonably be expected to affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing or the Debt Commitment Letter). The obligations described herein will also apply to any Alternative Financing, provided that any changes required for such financing can be made that do not materially alter the obligations above.

Enerflex and Merger Sub have acknowledged and agreed that their obligations under the Merger Agreement to consummate the Merger or any of the other transactions contemplated, are not subject to, or conditioned on, the receipt or availability of any funds or financing (including the Debt Financing).

Cooperation of Exterran

Exterran has agreed to use its reasonable best efforts, and will cause each of its Subsidiaries to use its reasonable best efforts, and each of them will use their reasonable best efforts to cause their respective representatives to use their reasonable best efforts, to provide customary, reasonable and timely cooperation, to the extent reasonably requested by Enerflex, in connection with the offering, arrangement, syndication, marketing, consummation, issuance or sale of any Debt Financing or Alternative Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Exterran or its Affiliates), including, to the extent so requested, using reasonable best efforts to:

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as promptly as reasonably practical, furnish Enerflex, Merger Sub and the financing parties (and their respective representatives, as applicable) with the required financing information and such further information as may be reasonably necessary for the required financing information to remain compliant and such other customary financial and other information regarding Exterran and its Subsidiaries as may be reasonably requested by, and is necessary for, Enerflex or Merger Sub to fulfill its conditions and obligations under the Debt Commitment Letter;

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provide reasonable and customary assistance to Enerflex, Merger Sub and the financing parties (and their respective representatives, agents and advisors, as applicable) in their preparation of (A) offering documents, offering memoranda, offering circulars, private placement memoranda, registration statements, prospectuses, syndication documents and other syndication materials, including information memoranda, lender and investor presentations, bank books and other marketing documents, and similar documents to be used in connection with any portion of the Debt Financing and (B) materials for rating agency presentations, including (but subject to the limitation set forth below) by providing any financial information and other data required to prepare any pro forma financial statements that are required under applicable securities laws to be included in, or as may otherwise be reasonably required for and are customarily included in the foregoing financing materials;

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make senior management of Exterran available, at reasonable times and locations and upon reasonable prior notice, to participate in meetings, drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions and other customary syndication activities;

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cause Exterran’s independent registered accounting firm to provide customary assistance, including by using reasonable best efforts to cause Exterran’s independent registered accounting firm (A) to provide customary comfort letters (including “negative assurance” comfort) in connection with any capital markets transaction comprising a part of the Debt Financing to the applicable financing parties, (B) to provide any necessary consent to the inclusion of its audit report in respect of any financial statements of Exterran included or incorporated in any of the applicable financing materials, and (C) to participate in a reasonable number of due diligence sessions at reasonable times and locations and upon reasonable prior notice;

•	provide customary authorization letters authorizing the distribution of Exterran’s information to prospective lenders in connection with a syndicated bank financing;

•	assist Enerflex, Merger Sub and the financing parties in obtaining or updating corporate, facility and issue credit ratings;

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assist in the negotiation, preparation and (contingent upon the Closing) execution and delivery of any credit agreement, indenture, note, debenture or other debt security, purchase, underwriting, or agency agreement, guarantees, security documents, including any required information schedules or disclosures thereto, cash management agreements, hedging agreements, other supporting documents and customary closing certificates, and any other definitive and ancillary documentation for the Debt Financing as may be reasonably requested by Enerflex, in each case as contemplated in connection with the Debt Financing;

•	make introductions of Enerflex to Exterran’s existing lenders and facilitate relevant coordination between Enerflex and such lenders;

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cooperate with the due diligence of the financing parties and their representatives in connection with the Debt Financing, to the extent customary and reasonable, including the provision of all such information requested with respect to the property and assets of Exterran and its Subsidiaries and by providing to internal and external counsel of Enerflex, Merger Sub and the financing parties, as applicable, customary back-up certificates and factual information to support any legal opinion that such counsel may be required to deliver in connection with the Debt Financing; provided, that, Exterran and its Affiliates will not be required to deliver or cause the delivery of any legal opinions related to the Debt Financing;

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deliver, at least seven Business Days prior to Closing, to the extent reasonably requested in writing at least ten Business Days prior to Closing, all documentation and other information regarding Exterran and its Subsidiaries that any financing party reasonably determines is required by domestic and foreign regulatory authorities under applicable “know your customer” and domestic and foreign anti-money-laundering rules and regulations and, to the extent required by any financing party, beneficial ownership certificates;

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cooperate with and use reasonable best efforts to provide all reasonable assistance to Enerflex in connection with any steps Enerflex may determine are necessary or desirable to take to prepay some or all amounts outstanding under Exterran existing credit facility, including (A) prepare and submit customary notices in respect of any such prepayment; provided that such prepayment will be contingent upon the occurrence of the Closing unless otherwise agreed in writing by Exterran; (B) obtain from the agent a customary payoff letter in respect of Enerflex’s existing credit facility; and (C) cooperate in the discharge and release of liens securing indebtedness referenced in this section, including obtaining customary lien termination and other instruments of discharge, in each case in a form reasonably acceptable to Enerflex;

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to the extent requested by Enerflex, provide guarantees and facilitate the pledging of collateral and granting of security interests in connection with the Debt Financing (which discharges, releases, guarantees and security interests will not be required to take effect before the Closing);

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as soon as reasonably practical following the receipt of written request of Enerflex, (A) commence one or more consent solicitations to the holders of the Exterran’s senior notes, to waive, amend or remove any applicable change of control provisions, defaults or other covenants that would apply in connection with, or otherwise restrict the ability of the parties to consummate, the Merger or the Debt Financing as contemplated in the Merger Agreement or the Debt Commitment Letter, as applicable, (B) commence one or more offers to purchase Exterran’s senior notes, (C) issue a notice of optional redemption to redeem Exterran’s senior notes pursuant to the terms, or (D) take such other actions as may be permitted or required by the terms of Exterran’s senior notes to satisfy and discharge, or defease any or all obligations under Exterran’s senior notes, in each case on the terms and conditions specified by Enerflex; provided that Exterran will not be required to commence any debt transaction until Enerflex has provided the necessary consent solicitation statement, offer to purchase, related letter of transmittal, supplemental indenture, redemption notice and other related documents; Enerflex will also consult with Exterran regarding the timing of any debt transaction in light of the regular financial reporting schedule of Exterran and the requirements of applicable law; and

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consent to the use of Exterran’s and its Subsidiaries’ trademarks, trade names and logos in connection with the Debt Financing; provided that such trademarks, trade names and logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage Exterran or its Subsidiaries or their respective reputation or goodwill.

Neither Exterran nor any of its Affiliates will be required to take any of the actions listed above that would require certain extraordinary measures or cause certain extraordinary results, in each case as set forth in the Merger Agreement. Furthermore, Exterran’s breach of any of the covenants required to be performed by it under this section will not be considered in determining the satisfaction of the condition set forth in the fifth bullet in the section entitled “The Merger Agreement—Conditions that Must be Satisfied or Waived for the Merger to Occur—Conditions to the Obligations of Enerflex and Merger Sub”, unless such breach is the primary cause of Enerflex being unable to consummate, and obtain the proceeds of, the Debt Financing at or prior to Closing.

Employee Matters

From the Effective Time until December 31, 2022, Enerflex will or will cause the Surviving Corporation or one of its Subsidiaries, as applicable, to provide to each employee of Exterran and its Subsidiaries, for so long as such employee remains employed by Enerflex or its Subsidiaries during such period with: (i) at least the same annual base salary or wage rate provided to such employee by Exterran or the Exterran Subsidiaries immediately prior to the Effective Time; (ii) the opportunity to earn at least the same economic value for the short-term incentives provided to such employee by Exterran or the Exterran Subsidiaries for the calendar year 2021; (iii) continuing medical, dental, vision, disability and life insurance benefits that are no less favourable than those provided under the Enerflex benefit plans for similarly situated employees of Enerflex or any of its Subsidiaries; and (iv) the same severance and post-termination benefits that an Exterran continuing employee would have received for a termination of employment immediately prior to the Effective Time. Each Exterran continuing employee will retain all of such employee’s accrued but unpaid vacation, sick time or other paid time off as of the Effective Time, to be administered in accordance with the policies in effect when such vacation or other paid time off is used during 2022 by each such Exterran continuing employee. With respect to the continuing medical, dental, vision, disability and life insurance benefits under this section, Enerflex will cause the applicable Enerflex benefit plan to: (x) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Exterran continuing employees, to the extent such pre-existing conditions, exclusions or waiting periods were satisfied under the similar Exterran benefit plan in effect immediately before the Effective Time; and (y) provide each such Exterran continuing employee with credit for any co-payments and deductibles paid (to the same extent such credit was given for the year under the similar Exterran benefit plan in effect immediately before the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements.

With respect to any Enerflex benefit plan, excluding any retiree health plans or programs maintained by Enerflex or any of its Subsidiaries, if any, any defined benefit retirement plans or programs maintained by Enerflex or any of its Subsidiaries, if any, and any equity compensation arrangements maintained by Enerflex or any of its Subsidiaries, Enerflex will, or will cause the Surviving Corporation to, with respect to the continuing Exterran employees, credit all years of service of such individuals with Exterran or any of its Subsidiaries as if such service were with Enerflex, for purposes of eligibility to participate (but not for purposes of vesting or benefit accrual, except for vacation, if applicable) for full or partial years of service in any applicable Enerflex benefit plan in which such Exterran continuing employees may be eligible to participate after the Effective Time; provided, that such service will not be credited to the extent that: (i) such crediting would result in a duplication of benefits; (ii) such service was not credited under the corresponding Exterran employee plan; or (iii) such crediting is not allowed by the terms of such Enerflex benefit plan.

Exterran will terminate the Exterran non-qualified deferred compensation plan effective no later than the day immediately prior to the closing date of the Transaction. Enerflex has its own 401(k) plan, therefore, effective as of no later than the day immediately prior to the closing date of the Transaction, Exterran will, if requested by Enerflex in its sole discretion, freeze and terminate Exterran’s 401(k) plan with Fidelity Investments. Effective no later than the day immediately preceding the closing date of the Transaction, Exterran will terminate any employee plans maintained by Exterran or its Subsidiaries that Enerflex has requested to be terminated by providing a written notice to Exterran at least five (5) days prior to the closing date of the Transaction, provided, that such Exterran employee plans can be terminated in accordance with their terms and applicable law. For greater certainty, the provisions of this section do not affect the Exterran equity awards.

Without limiting the foregoing, the provisions in the “Employee Matters” section under the Merger Agreement are solely for the benefit of the parties to the Merger Agreement, and no current or former director, employee or consultant or any other person will be a third-party beneficiary of the Merger Agreement, and nothing in the Merger Agreement will prevent Enerflex, the Surviving Corporation or any of their Affiliates from terminating the employment of any Exterran continuing employee.

Enerflex, Merger Sub and Exterran acknowledge and agree that: (i) the Merger will constitute a “change in control” (or concept of similar import) under the Exterran benefit plans identified in the Exterran disclosure schedules; and (ii) as a result of the Merger, the individuals identified in the Exterran disclosure schedules will be deemed to have experienced a “good reason” event (or similar concept), as applicable, as defined under such Exterran benefit plans.

With respect to matters described in this “Employee Matters” section, Exterran will not send any written notices or other written communication materials to Exterran employees without the prior written consent of Enerflex. Exterran will cooperate and collaborate with Enerflex on any such notices or communications.

Indemnification and Insurance

Enerflex, Merger Sub and Exterran agree that all rights to indemnification and related rights to reimbursement of expenses, if any, (in each case, solely with respect to claims arising from actions taken or not taken in good faith within the scope of their employment or service with Exterran or its Subsidiaries prior to Closing) now existing in favour of the present directors, officers or employees of Exterran or its Subsidiaries (in each case, solely with respect to such claims when acting in such capacity and scope) as provided in their respective organizational documents or in certain agreement as disclosed in the disclosure schedules will survive the Transaction and will continue in full force and effect for six years following the Effective Time and will not be amended, restated or otherwise modified by the Merger.

Prior to the Effective Time, Exterran may purchase prepaid non-cancellable runoff directors’ and officers’ liability insurance providing equivalent coverage and amounts for a period of six (6) years from the closing date of the Transaction with respect to claims arising from or related to facts or events that occur on or before the closing date of the Transaction. The total cost of such run-off directors’ and officers’ liability insurance will not exceed 300% of the current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by Exterran and disclosed in the Exterran disclosure schedules.

The indemnification and insurance provisions contained in the Merger Agreement will survive the Effective Time and are expressly intended to benefit, and are enforceable by, each of the indemnified parties. If the Surviving Corporation or any of its successors or assigns: (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger; or (ii) transfers all or substantially all of its assets to any other person or engages in any similar transaction, then in each such case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this section.

Regulatory Filings and Efforts; Other Actions

General Obligations

Subject to the Merger Agreement, each of the parties thereto will (and will cause each of their Subsidiaries to) use their respective reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under the Merger Agreement and applicable laws to cause the closing conditions to be satisfied and to consummate, and make the Merger and the Transactions contemplated by the Merger Agreement effective as promptly as practicable after the date of the Merger Agreement, and in any event prior to the End Date, including by preparing and filing with all Governmental Entities as promptly as practicable after the date of the Merger Agreement all applications, notices, petitions, filings, ruling requests, and other documents necessary to consummate the Merger, and to obtain as promptly as practicable after the date of the Merger Agreement all permits, consents, waivers, approvals, clearances, authorizations and expirations or terminations of waiting periods necessary to be obtained from the antitrust authorities and any other Governmental Entity in order to consummate the Merger.

Except as otherwise permitted under the Merger Agreement, Enerflex will not, and will cause the Enerflex Subsidiaries not to, and Exterran will not, and will cause the Exterran Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, clearances or approvals of any Governmental Entity necessary to consummate the Transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period; (ii) increase, in any material respect, the risk of any Governmental Entity entering an order prohibiting the consummation of the Transactions contemplated by the Merger Agreement; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the Transactions contemplated by the Merger Agreement.

Regulatory Filings and Obligations

Exterran, Enerflex and each of their Subsidiaries will:

•	make an appropriate and complete filing of a notification and report form pursuant to the HSR Act with respect to the Merger within 10 Business Days of the date of the Merger Agreement;

•	make all other filings that are required to be made in order to consummate the Merger with the antitrust authorities;

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not extend any waiting period under the HSR Act or the applicable laws of other applicable non-U.S. jurisdictions of the antitrust authorities, if required to have a waiting period, or enter into any agreement with the antitrust authorities or any other Governmental Entity not to consummate the Merger, without consulting with the other party in good faith; and

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supply as promptly as practicable any additional information or documentation that may be requested by the antitrust authorities and use their respective reasonable best efforts to take all other actions necessary, proper or advisable to obtain the Required Antitrust Approvals or to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other antitrust law as soon as practicable (including complying with any “second request” for information or similar request from a Governmental Entity pursuant to other regulatory laws).

Cooperation and Consultation

In connection with obtaining all required governmental approvals for the Merger under the antitrust laws, each of Enerflex and Exterran will:

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cooperate in all respects with each other in connection with any material communication, filing or submission and in connection with any investigation or other inquiry, including any action initiated by a private party;

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keep the other party and its counsel promptly informed of any material communication received by such party from, or given by such party to, the antitrust authorities or other Governmental Entity and of any material communication received or given in connection with any action by a private party, in each case regarding the Merger;

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consult with each other in advance of any meeting or conference with the antitrust authorities or any other Governmental Entity or, in connection with any action by a private party, with any other person, and to the extent permitted by the antitrust authorities or such other Governmental Entity or other person, give the other party or its counsel the opportunity to attend and participate in such meetings and conferences; and

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permit the other party and its counsel to review in advance any submission, filing or material communication (and documents submitted therewith) intended to be given by it to the antitrust authorities or any other Governmental Entity; provided that materials may be redacted to remove business secrets and other confidential material so long as the disclosing party acts reasonably in identifying such material for redaction. Enerflex and Exterran may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other party as “Antitrust Counsel Only Material.” Such materials and the information contained therein will be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Enerflex or Exterran, as the case may be) or its legal counsel.

In furtherance and not in limitation of the other covenants of the parties in the Merger Agreement, if Enerflex determines, in its sole discretion, to defend through litigation on the merits any claim asserted in any court or other governmental body with respect to the Merger by the Federal Trade Commission, the Department of Justice or any other applicable Governmental Entity, Exterran will use its reasonable best efforts to cooperate with and support Enerflex’s efforts.

In furtherance of the parties’ reasonable best efforts, each of Enerflex and the Enerflex Subsidiaries, on the one hand, and each of Exterran and the Exterran Subsidiaries, on the other hand, to the extent required to obtain Required Antitrust Approvals or any necessary governmental approvals, will:

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propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein (which we refer to as a “divestiture”); and

•

take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein (which we refer to as a “remedy”).

Notwithstanding the foregoing, Exterran and the Exterran Subsidiaries may not take any such action without Enerflex’s express prior written consent; and no such divestiture or remedy will be required if: (i) such divestiture or remedy would, in the good faith reasonable judgment of Enerflex, be reasonably expected to materially impair or diminish the benefits or advantages it expects to receive from the Merger and the Transactions contemplated by the Merger Agreement; or (ii) such divestiture or remedy would have a Material Adverse Effect on the business of (x) Enerflex and the Enerflex Subsidiaries, taken as a whole, or (y) Exterran and the Exterran Subsidiaries, taken as a whole, and no party or any of their respective Subsidiaries will be required to take any of the actions referred to above with respect to a divestiture or remedy unless the effectiveness is conditioned on the occurrence of the Closing.

Enerflex will have the right to direct all matters with any Governmental Entity consistent with its obligations under the Merger Agreement. Notwithstanding anything to the contrary in the Merger Agreement, Enerflex will make all strategic decisions and lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by or from, any Governmental Entity, in connection with obtaining governmental approvals for the Merger under the antitrust laws, including determining the strategy for contesting, litigating or otherwise responding to objections to, or proceedings challenging, the consummation of the Merger, in each case subject to good faith consultations with Exterran reasonably in advance and in consideration of Exterran’s views. Prior to the Effective Time, Exterran will also cooperate with Enerflex in good faith with a view to preparing filings that may need to be made post-closing under any applicable antitrust laws, including promptly providing all information that may be required or reasonably requested in connection with the preparation of such filings and supplying any additional information that may be required or reasonably requested by the applicable Governmental Entity in connection with such filings.

Other Covenants and Agreements

Enerflex and Exterran have agreed in the Merger Agreement to various other covenants and agreements regarding various matters, including with respect to:

•

each party providing the other party with reasonable access, subject to compliance with applicable laws, to such party’s businesses, properties, personnel, agents, contracts, commitments, books and records and other reasonably requested information during the period prior to the Effective Time;

•

cooperation between Enerflex and Exterran in the preparation and filing of the Form F-4 and the Management Information Circular and coordination of the Exterran Stockholder Meeting and Enerflex Special Meeting, including commercially reasonable efforts to cause the respective record dates and dates and times of the two meetings to occur on the same calendar day (and in any event as close in time as possible);

•

each party taking such actions as are necessary to complete the Transactions contemplated by the Merger Agreement if any takeover statute is or may become applicable to the Transactions contemplated by the Merger Agreement;

•	cooperation between Exterran, Enerflex and Merger Sub in connection with public announcements regarding the Transactions contemplated by the Merger Agreement;

•

cooperation with Enerflex and the use of reasonable best efforts by Exterran to delist Exterran Common Stock from the NYSE and deregister Exterran Common Stock under the Exchange Act as promptly as practicable after the Effective Time;

•

the use of reasonable best efforts by Enerflex to cause the Enerflex Common Shares that are to be issued in the Merger to be listed on the NYSE or NASDAQ, subject to official notice of issuance, and the TSX, subject to customary listing conditions, prior to the Effective Time;

•

each party taking reasonably necessary or advisable steps to cause any dispositions of Exterran equity securities and any acquisitions of Enerflex equity securities, pursuant to the Transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•

Exterran giving Enerflex the reasonable opportunity to participate in the defense or settlement of any stockholder litigation brought against Exterran or the Exterran board relating to the Transactions contemplated by the Merger Agreement and Exterran refraining from compromising or settling, or agreeing to compromise or settle, any such stockholder litigation without the prior written consent of Enerflex (which will not be unreasonably withheld, conditioned or delayed);

•	certain tax matters;

•	coordination between the parties of the declaration, setting of record dates and payment dates of dividends on Exterran Common Stock; and

•	Enerflex executing and delivering written stockholder consent of Merger Sub adopting and approving the Merger Agreement.

Termination or Abandonment of the Merger Agreement

The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time whether before or after any approval by Exterran Stockholders or Enerflex Shareholders of the matters presented in connection with the Transaction:

•	by mutual written consent of Exterran and Enerflex; or

•	by either Exterran or Enerflex, if:

•	the Effective Time has not occurred on or before the End Date (provided that the End Date will automatically be extended in accordance with the terms of the Merger Agreement);

•

any court or Governmental Entity of competent jurisdiction that must grant a Required Antitrust Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction has enacted, issued or promulgated any law that prohibits or makes illegal the consummation of the Transaction unless the failure to obtain a Required Antitrust Approval is due to the failure of the party seeking termination to perform or observe its obligations, covenants or agreement set forth in the Merger Agreement;

•	Exterran Stockholder Approval of the Exterran Merger Proposal is not obtained at Exterran Stockholder Meeting or at any adjournment or postponement thereof; or

•	Enerflex Shareholder Approval of the Share Issuance Resolution is not obtained at the Enerflex Special Meeting or at any adjournment or postponement thereof; or

•	by Exterran:

•

if there has been a breach or failure to perform in any material respect by Enerflex or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement and such breach or failure (A) would result in a failure of certain conditions to Closing as set out in the Merger Agreement and (B) is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within 20 Business Days after the giving of notice thereof by Exterran;

however, the right to terminate the Merger Agreement due to such a breach or failure will not be available to Exterran if Exterran is in material breach of any representation, warranty, agreement or covenant contained in the Merger Agreement;

•

prior to receipt of the Exterran Stockholder Approval, in order to enter into a definitive agreement providing for an Exterran Superior Proposal in respect of Exterran to the extent permitted and subject to compliance with the terms of the Merger Agreement; however, immediately prior to or contemporaneously with the termination of the Merger Agreement, Exterran will pay to Enerflex the Exterran termination fee;

•

prior to receipt of Enerflex Shareholder Approval, if Enerflex Board has effected a Change of Recommendation or Enerflex materially breaches its non-solicitation obligations under the Merger Agreement; or

•

if all the conditions to the Merger under the Merger Agreement have been satisfied (other than conditions which by their nature cannot be satisfied until Closing and any conditions set forth in the Merger Agreement that have been waived by Exterran), Enerflex and Merger Sub fail to consummate the Closing on the anticipated closing date of the Transaction due to failure of all or a portion of the Debt Financing to be funded at Closing for any reason, and Exterran has delivered to Enerflex an irrevocable written notice confirming that the conditions to merger have been satisfied or waived, as applicable, and Exterran is ready to close but Enerflex and Merger Sub fail to consummate the Closing within five (5) Business Days following the later of the date the Closing should have occurred and receipt of the written notice by Exterran; or

•	by Enerflex:

•

if there has been a breach or failure to perform in any material respect by Exterran of any representation, warranty, covenant or agreement set forth in the Merger Agreement and such breach or failure would result in a failure (A) of certain conditions to Closing as set out in the Merger Agreement and (B) is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within 20 Business Days after the giving of notice thereof by Enerflex; however, the right to terminate the Merger Agreement due to such a breach or failure will not be available to Enerflex if Enerflex or Merger Sub is in material breach of any representation, warranty, agreement or covenant contained in the Merger Agreement;

•

prior to the receipt of Enerflex Shareholder Approval, in order to enter into an agreement providing for an Enerflex Superior Proposal in accordance with the terms of the Merger Agreement; however, immediately prior to or contemporaneously with the termination of the Merger Agreement, Enerflex pays to Exterran the Enerflex termination fee; or

•

prior to receipt of Exterran Stockholder Approval, if Exterran board has effected a Change of Recommendation, or Exterran materially breaches its non-solicitation obligations under the Merger Agreement.

Notice of Termination; Effect of Termination

Except as described in the section below entitled “The Merger Agreement—Termination or Abandonment of the Merger Agreement—Termination Fees”, if the Merger Agreement is validly terminated in accordance with its terms, the Merger Agreement will be null and void and there will be no liability on the part of Exterran, Enerflex, Merger Sub or their respective Subsidiaries or Affiliates, except that: (i) certain provisions of the Merger Agreement will survive such termination, including those relating to termination payments and confidentiality; (ii) no such termination will relieve any party for liability for such party’s fraud or willful and material breach of any covenant or obligation contained in the Merger Agreement prior to its termination; and (iii) the confidentiality agreement, the expense reimbursement and indemnification provisions, the termination provisions and the miscellaneous provisions will survive the termination.

Termination Fees

Exterran has agreed to pay a termination payment of U.S.$10 million to Enerflex, less any amounts required to be withheld or deducted on account of taxes, in consideration for Enerflex’s disposition of its contractual rights under the Merger Agreement, if:

•

the Merger Agreement is terminated by Exterran prior to receipt of Exterran Stockholder Approval, in order to enter into a definitive agreement providing for an Exterran Superior Proposal in respect of Exterran;

•	the Merger Agreement is terminated by Enerflex because, prior to receipt of Exterran Stockholder Approval, Exterran board has effected a Change of Recommendation; or

•

(i) after the date of the Merger Agreement, a qualifying transaction in respect of Exterran is publicly proposed or publicly disclosed prior to, and not publicly withdrawn at least two Business Days prior to, the Exterran Stockholder Meeting; (ii) the Merger Agreement is terminated by (A) either party as a result of the occurrence of the End Date prior to receipt of Exterran Stockholder Approval or due to the failure to obtain Exterran Stockholder Approval or (B) Enerflex for Exterran having breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreement contained in the Merger Agreement (as described above); and (iii) concurrently with or within 12 months after such termination Exterran consummates a qualifying transaction or enters into a definitive agreement providing for a qualifying transaction and later consummates such transaction.

Enerflex has agreed to pay or cause to be paid a termination payment of U.S.$20 million to Exterran, less any amounts required to be withheld or deducted on account of taxes, in consideration for Exterran’s disposition of its contractual rights under the Merger Agreement, if:

•

the Merger Agreement is terminated by Enerflex prior to receipt of the Enerflex Shareholder Approval, in order to enter into a definitive agreement providing for an Enerflex Superior Proposal in respect of Enerflex;

•	the Merger Agreement is terminated by Exterran prior to receipt of Enerflex Shareholder Approval because the Enerflex Board has effected a Change of Recommendation; or

•

(i) after the date of the Merger Agreement, a qualifying transaction in respect of Enerflex is publicly proposed or publicly disclosed prior to, and not publicly withdrawn at least two Business Days prior to, the Enerflex Special Meeting; (ii) the Merger Agreement is terminated by (A) either party for the Effective Time not occurring on or before the End Date prior to the receipt of the Enerflex Shareholder Approval or due to the failure to obtain the Enerflex Shareholder Approval or (B) Exterran for Enerflex or Merger Sub having breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in the Merger Agreement (as described above); and (iii) concurrently with or within 12 months after such termination Enerflex consummates a qualifying transaction or enters into a definitive agreement providing for a qualifying transaction and later consummates such transaction.

Enerflex has also agreed to pay or cause to be paid a termination payment of U.S.$30 million to Exterran less any amounts required to be withheld or deducted on account of taxes, if Exterran terminates the Merger Agreement in connection with Enerflex’s failure to secure all, or any portion of, the Debt Financing to be funded at Closing for any reason; provided that Exterran has to provide written notice to Enerflex stating Exterran’s readiness to consummate the Transaction and Enerflex fails to consummate the Transaction within five (5) Business Days after such termination.

Any termination payment payable will be paid as proceeds in consideration for the disposition of the receiving party’s rights under the Merger Agreement.

Expenses

Except as set forth in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, the Merger Agreement and the Transactions contemplated thereby will be paid by the party incurring or required to incur such expenses, except that all filing fees paid by any party in respect of the regulatory filing under the antitrust laws will be borne equally by Enerflex and Exterran.

Amendment; Waivers

At any time prior to the Effective Time, whether before or after receipt of Exterran Stockholder Approval and the Enerflex Shareholder Approval, any provision of the Merger Agreement may be amended or waived only if such amendment or waiver is in writing and signed, in the case of an amendment, by Exterran, Enerflex and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, that (a) after receipt of Exterran Stockholder Approval, if any such amendment or waiver will by applicable law or in accordance with the rules and regulations of the NYSE, require further approval of the stockholders of Exterran, the effectiveness of such amendment or waiver will be subject to the approval of the stockholders of Exterran and (b) after receipt of the Enerflex Shareholder Approval, if any such amendment or waiver will by applicable law or in accordance with the rules and regulations of the NYSE or NASDAQ, as applicable, or the TSX require further approval of the Enerflex Shareholders, the effectiveness of such amendment or waiver will be subject to the approval of the Enerflex Shareholders. No failure or delay by any party in exercising any right under the Merger Agreement will operate as a waiver of such right nor will any single or partial exercise thereof preclude any other or further exercise of any other right under the Merger Agreement. The rights and remedies therein provided will be cumulative and not exclusive of any rights or remedies provided by law.

Specific Enforcement; Remedies

Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in the Merger Agreement, the non-breaching party will be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

While Exterran may pursue both a grant of specific performance and the payment of the financing termination fee under the Merger Agreement, under no circumstances is Exterran permitted or entitled to receive both (i) a grant of specific performance that permits the consummation of the Transactions contemplated by the Merger Agreement, including the Merger, and (ii) monetary damages in connection with the Merger Agreement or any termination of the such agreement, including any portion of the financing termination fee.

Each party further agrees that no other party or any other person will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in the specific performance section of the Merger Agreement, as summarized above, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Governing Law

The Merger Agreement is governed by the law of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma financial information has been derived from the audited historical financial statements of Enerflex and Exterran for the fiscal year ended December 31, 2021 and the unaudited historical financial statements of Enerflex and Exterran as at and for the six months ended June 30, 2022 incorporated by reference herein or included elsewhere in this Management Information Circular. The unaudited pro forma statement of financial position as at June 30, 2022 presents the financial positions of Enerflex and Exterran giving pro forma effect to the transaction described below as if these events occurred on June 30, 2022. The unaudited pro forma statements of earnings for the year ended December 31, 2021 and the six months ended June 30, 2022 present the results of operations of Enerflex and Exterran giving pro forma effect to the transaction described below as if these events occurred on January 1, 2021 (collectively the “unaudited pro forma financial information”).

The Enerflex unaudited consolidated statement of financial position as at June 30, 2022, the Enerflex unaudited consolidated statement of earnings for the three and six months ended June 30, 2022, and the Enerflex audited consolidated statement of earnings for the year ended December 31, 2021 were prepared in accordance with IFRS. The Exterran unaudited consolidated balance sheet as at June 30, 2022 and the Exterran audited consolidated statement of operations for the year ended December 31, 2021 were prepared in accordance with U.S. GAAP. The unaudited consolidated pro forma information is presented in accordance with IFRS.

The Transaction

The unaudited pro forma consolidated financial information should not be relied upon as being indicative of the results of operations had the transaction occurred on the dates indicated. The unaudited pro forma financial information also does not project results of operations or the financial position of Enerflex for any future period or date. The actual financial position and results of operations may differ significantly from the unaudited pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma financial information includes the following adjustments for the Transaction:

•

an estimated purchase price of $224.8 million comprised of the non-cash estimated share value of share conversion of $211.9 million based on 33,313,473 outstanding Exterran Common Stock and Enerflex’s closing share price of $6.36 on August 15, 2022, the non-cash estimated share value of the share-based awards of $8.5 million and the estimated fractional share amount of approximately $4.4 million in cash as Merger Consideration;

•

the use of proceeds of $1,192.0 million (U.S.$925.0 million) from the bridge loan, $75.6 million drawn from the new revolving credit facility, and existing cash in Exterran and Enerflex of $89.8 million to fund a portion of the Merger Consideration as above, to repay existing indebtedness of Exterran of $884.0 million (U.S.$686.2 million) and existing indebtedness of Enerflex of $348.9 million, and to pay related fees and expenses;

•

the payment of financing costs of approximately $56.4 million related to cancellation, make-whole, bridge financing and debt costs, $10.3 million of financing costs capitalized as part of the issuance of the new financing facilities, $6.5 million related to the settlement of share-based compensation awards liabilities, $23.4 million in post-combination expenses such as severances and $23.5 million in advisory, legal fees, and other transaction costs;

•	adjustments to convert the historical financial statements of Exterran prepared in accordance with U.S. GAAP to IFRS and to conform to the accounting policies used by Enerflex;

•

adjustments to translate the Exterran unaudited consolidated balance sheet as at June 30, 2022 and the Exterran unaudited consolidated statement of operations for the six months ended June 30, 2022 into Canadian dollars at a rate of U.S.$1.00 = $1.29 and U.S.$1.00 = $1.27, respectively and translate the Exterran audited consolidated statement of operations for the year ended December 31, 2021 into Canadian dollars at a rate of U.S.$1.00 = $1.25; and

•

changes in the carrying values of certain assets and liabilities of Exterran to reflect their preliminary, estimated fair values at the date of closing of the transaction, as well as values assigned to previously unrecognized intangible assets and related changes in amortization expenses.

The statements contained herein do not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the transaction.

The unaudited pro forma adjustments are based upon available information and certain assumptions as described in the accompanying notes to the unaudited pro forma financial information, which management believes are reasonable. The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the actual combined financial information would have been if the transaction actually occurred on the dates indicated, nor are they necessarily indicative of future combined results of operations or combined financial condition. Actual results may differ materially from the estimates used within the accompanying unaudited pro forma financial information.

The unaudited pro forma financial information has been prepared using the acquisition method of accounting, which will establish a new basis of accounting for all of the Exterran identifiable assets acquired and liabilities that will be assumed at fair value as of the date control is obtained and are subject to change. Enerflex will be the acquirer for accounting purposes and Exterran will be the acquiree, based on factors considered at the time of preparation of this form. The acquisition accounting is dependent upon certain valuations, changes in Enerflex’s share price, and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Enerflex intends to complete the valuations and other assessments upon completion of the merger and will finalize the purchase price allocation as soon as practicable. The various assets and liabilities of Exterran have been measured based on preliminary estimates using assumptions that Enerflex believes are reasonable and based on information that is currently available. Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma financial statements and the future results of operations and financial results of Enerflex.

The unaudited pro forma financial information should be read together with the Enerflex Annual MD&A and the Enerflex Interim MD&A, each incorporated by reference herein and Exterran’s annual and interim “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to “Appendix E – Information Concerning Exterran Corporation” as Schedule C and Schedule D, respectively, and the historical financial statements and related notes included elsewhere in this Management Information Circular.

Unaudited Pro Forma Consolidated Statement of Financial Position

As of June 30, 2022

(dollars in thousands)

	Historical					Transaction Accounting Adjustments
	CAD Enerflex (IFRS)	U.S.$ Exterran (U.S. GAAP)	CAD Exterran (U.S. GAAP)	Presentation conforming adjustments	Notes	Pro forma adjustments	Notes	Pro forma consolidated (IFRS)
Assets
Current assets:
Cash and cash equivalents	$147,078	$57,089	$73,565	$—		$(89,802)	4,5a	$130,841
Restricted cash	—	12,026	15,497	—		—		15,497
Accounts receivable	258,579	203,351	262,038	—		—		520,617
Contract assets	96,319	29,784	38,380	107	3c	—		134,806
Inventories	193,785	80,503	103,736	11,561	3c	2,342	5b	311,424
Work-in-progress related to finance leases	44,234	—	—	—		—		44,234
Current portion of finance leases receivable	20,965	6,647	8,565	—		—		29,530
Income taxes receivable	2,448	—	—	—		—		2,448
Derivative financial instruments	306	—	—	—		—		306
Other current assets	16,971	28,380	36,570	—		—		53,541
Current assets associated with discontinued operations	—	10,588	13,644	(11,668)	3c	(1,976)	5e	—

Total current assets	780,685	428,368	551,995	—		(89,436)		1,243,244
Property, plant and equipment	95,088	603,457	777,614	(20,367)	3b	—		852,335
Rental equipment	606,089	—	—	—		—		606,089
Lease right-of-use assets	45,866	21,204	27,324	—		12,011	5c	85,201
Finance leases receivable	118,207	28,887	37,224	—		—		155,431
Deferred tax assets	9,195	11,600	14,948	19,151	3d	—		43,294
Other assets	62,510	58,810	75,783	182,566	3d	(2,888)	5f	317,971
Long-term contract assets	—	141,678	182,566	(182,566)	3d	—		—
Intangible assets	7,202	—	—	20,367	3b	20,864	5d	48,433
Goodwill	568,044	—	—	—		9,848	4	577,892
Long-term assets associated with discontinued operations	—	1,517	1,955	—		(1,955)	5e	—

Total assets	$2,292,886	$1,295,521	$1,669,409	$19,151		$(51,556)		$3,929,890

Unaudited Pro Forma Consolidated Statement of Financial Position

As of June 30, 2022

(dollars in thousands)

	Historical					Transaction Accounting Adjustments
	CAD Enerflex (IFRS)	U.S.$ Exterran (U.S. GAAP)	CAD Exterran (U.S. GAAP)	Presentation conforming adjustments	Notes	Pro forma adjustments	Notes	Pro forma consolidated (IFRS)
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$278,166	$228,413	$294,333	$903	3c	$(3,764)	4	$569,638
Warranty provision	6,395	—	—	—		—		6,395
Income taxes payable	9,250	—	—	19,151	3d	—		28,401
Deferred revenues	116,936	96,487	124,333	33	3c	(2,241)	5g	239,061
Current portion of long-term debt	4,735	—	—	—		(4,735)	5f	—
Current portion of lease liabilities	13,127	5,104	6,577	—		—		19,704
Derivative financial instruments	186	—	—	—		—		186
Current liabilities associated with discontinued operations	—	2,255	2,906	(936)	3c	—		1,970

Total current liabilities	428,795	332,259	428,149	19,151		(10,740)		865,355
Long-term debt	341,216	683,270	880,462	—		35,661	5f	1,257,339
Lease liabilities	39,834	25,421	32,758	—		—		72,592
Deferred tax liabilities	91,731	637	821	—		8,559	5h	101,111
Other liabilities	12,413	49,194	63,391	73,723	3c, d	(1,329)	5g	148,198
Long-term contract liabilities	—	57,212	73,723	(73,723)	3d	—		—
Long-term liabilities associated with discontinued operations	—	614	791	—	3c	—		791

Total liabilities	913,989	1,148,607	1,480,095	19,151		32,151		2,445,386
Shareholders’ equity:
Share capital	375,540	381	491	—		211,383	5i	587,414
Contributed surplus	659,537	753,340	970,754	—		(970,754)	5i	659,537
Retained earnings	283,461	(568,542)	(732,623)	—		626,356	5i	177,194
Accumulated other comprehensive income	60,359	19,652	25,324	—		(25,324)	5i	60,359
Treasury stock	—	(57,917)	(74,632)	—		74,632	5i	—

Total shareholders’ equity	1,378,897	146,914	189,314	—		(83,707)		1,484,504

Total liabilities and shareholders’ equity	$2,292,886	$1,295,521	$1,669,409	$19,151		$(51,556)		$3,929,890

See the accompanying notes to the unaudited pro forma consolidated financial information

Unaudited Pro Forma Consolidated Statement of Earnings

For the Six Months Ended June 30, 2022

(dollars in thousands, except per share amounts)

	Historical					Transaction Accounting Adjustments
	CAD Enerflex (IFRS)	U.S.$ Exterran (U.S. GAAP)	CAD Exterran (U.S. GAAP)	Presentation conforming adjustments	Notes	Pro forma adjustments	Notes	Pro forma consolidated (IFRS)
Revenue	$695,146	$413,016	$525,150	$—		$(451)	6a	$1,219,845
Cost of goods sold	577,914	247,445	314,626	102,989	3c, e, g	(7,189)	6b	988,340

Gross margin	117,232	165,571	210,524	(102,989)		6,738		231,505
Selling and administrative expenses	90,150	80,005	101,727	(3,816)	3e, g	137	6c	188,198
Depreciation and amortization	—	77,232	98,200	(98,200)	3e	—		—
Impairment	—	—	—	—		—		—
Restructuring and other charges	—	(182)	(231)	—		—		(231)
Interest expense	—	22,946	29,176	(29,176)	3h	—		—
Transaction-related costs	—	5,033	6,399	—		—		6,399
Other (income) expense, net	—	665	846	—		—		846

Operating income (loss)	27,082	(20,128)	(25,593)	28,203		6,601		36,293
Gain (loss) on disposal of property, plant and equipment	79	—	—	—		—		79
Equity earnings from associate and joint venture	846	—	—	—		—		846

Earnings (loss) before finance costs and income taxes	28,007	(20,128)	(25,593)	28,203		6,601		37,218
Net finance costs	8,331	—	—	29,176	3h	18,965	6e	56,472

Earnings (loss) before income taxes	19,676	(20,128)	(25,593)	(973)		(12,364)		(19,254)
Income taxes	6,693	17,148	21,803	—		—	6f	28,496

Net earnings (loss) from continuing operations	12,983	(37,276)	(47,396)	(973)		(12,364)		(47,750)
Gain (loss) from discontinued operations	$—	$(29)	(37)	973	3c	$—		936

Net income (loss)	$12,983	$(37,305)	$(47,433)	$—		(12,364)		(46,814)

Earnings (loss) per share:
Basic	$0.14	$(1.11)	$—	$—		$—		$(0.38)
Diluted	0.14	(1.11)	—	—		—		(0.38)

Weighted average number of shares:
Basic	89,680,391	33,576,000					6g	122,993,864
Diluted	89,841,417	33,576,000					6g	123,154,890

See the accompanying notes to the unaudited pro forma consolidated financial information

Unaudited Pro Forma Consolidated Statement of Earnings

For the Year Ended December 31, 2021

(dollars in thousands, except per share amounts)

	Historical					Transaction Accounting Adjustments
	CAD Enerflex (IFRS)	U.S.$ Exterran (U.S. GAAP)	CAD Exterran (U.S. GAAP)	Presentation conforming adjustments	Notes	Pro forma adjustments	Notes	Pro forma consolidated (IFRS)
Revenue	$960,156	$630,245	$790,012	$7,705	3c	$(2,180)	6a	$1,755,693
Cost of goods sold	757,934	353,779	443,462	233,498	3c, e, g	(6,701)	6b	1,428,193

Gross margin	202,222	276,466	346,550	(225,793)		4,521		327,500
Selling and administrative expenses	147,931	132,510	166,101	(3,760)	3c, e, g	290	6c	310,562
Depreciation and amortization	—	175,063	219,441	(219,441)	3e	—		—
Impairment	—	7,959	9,977	—		—		9,977
Restructuring and other charges	—	1,338	1,677	(1,677)	3f	—		—
Interest expense	—	41,574	52,113	(52,113)	3h	—		—
Transaction-related costs	—	—	—	1,677	3f	106,267	6d	107,944
Other (income) expense, net	—	(1,292)	(1,620)	(74)	3c	—		(1,694)

Operating income (loss)	54,291	(80,686)	(101,139)	49,595		(102,036)		(99,289)
Gain (loss) on disposal of property, plant and equipment	135	—	—	—		—		135
Equity earnings from associate and joint venture	671	—	—	—		—		671

Earnings (loss) before finance costs and income taxes	55,097	(80,686)	(101,139)	49,595		(102,036)		(98,483)
Net finance costs	16,995	—	—	52,113	3h	43,861	6e	112,969

Earnings (loss) before income taxes	38,102	(80,686)	(101,139)	(2,518)		(145,897)		(211,452)
Income taxes	56,557	30,238	37,903	—		—	6f	94,460

Net earnings (loss) from continuing operations	(18,455)	(110,924)	(139,042)	(2,518)		(145,897)		(305,912)
Gain (loss) from discontinued operations	$—	$(1,784)	$(2,236)	$2,518	3c	$—		$282

Net income (loss)	$(18,455)	$(112,708)	$(141,278)	$—		$(145,897)		$(305,630)

Earnings (loss) per share:
Basic	$(0.21)	$(3.41)	$—	$—		$—		$(2.48)
Diluted	(0.21)	(3.41)	—	—		—		(2.48)

Weighted average number of shares:
Basic	89,678,845	33,041,000					6g	122,993,864
Diluted	89,678,845	33,041,000					6g	123,154,890

See the accompanying notes to the unaudited pro forma consolidated financial information

Notes to Unaudited Pro Forma Consolidated Financial Information

1.	Description of the Transaction

On January 24, 2022, Enerflex, Exterran and Merger Sub entered into the Merger Agreement. On closing, pursuant to the Merger Agreement and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Merger Sub will merge with and into Exterran, with the Surviving Corporation becoming a direct wholly-owned Subsidiary of Enerflex. To effect the Merger, all the common stock of Exterran shall be converted into the right to receive a number of common shares of Enerflex equal to an exchange ratio of 1.021 per common stock and cash consideration for any fractional share amounts on conversion representing a holder’s proportionate interest (collectively the “merger consideration”). The Merger Consideration has been estimated to be valued at approximately $224.8 million and is subject to certain adjustments set forth in the Merger Agreement related to the treatment and conversion of both parties’ share-based awards. The Merger Consideration will be calculated based on the TSX trading price of Enerflex at the closing of the Transaction estimated to occur in the second half of 2022.

Enerflex has entered a bridge loan facility with borrowing capacity up to U.S.$925 million bearing interest at SOFR plus a spread with 90-day step-ups (the “bridge loan”) and will be replaced with a permanent financing facility that has not yet been determined. In addition, the three-year U.S.$600 million revolving credit facility has been increased to a fully committed U.S.$700 million revolving credit facility bearing interest of SOFR plus a spread per a net leverage-based pricing grid maturing on the third anniversary of the closing of the Merger (the “New Bank Facility”).

For the purposes of this pro forma financial information, Enerflex has assumed the use of the proceeds from the bridge loan and a draw from the New Bank Facility of $75.6 million to pay the cash consideration portion of the Merger Consideration, refinance and extinguish the existing debt at both Enerflex and Exterran and pay related fees and expenses. The Merger, the financing transactions described above, and the payment of related fees and expenses are collectively referred to as the “transaction”.

2.	Basis of presentation

The unaudited pro forma financial information has been derived from the historical financial statements of Enerflex and Exterran as follows:

i.

Enerflex consolidated statement of financial position as at June 30, 2022, the Enerflex consolidated statement of earnings for the six months ended June 30, 2022, and the Enerflex consolidated statement of earnings for the year ended December 31, 2021 (collectively referred to as the ‘‘Enerflex historical consolidated financial statements”); and

ii.

Exterran consolidated balance sheet as at June 30, 2022, and the Exterran consolidated statement of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 (collectively referred to as the ‘‘Exterran historical consolidated financial statements’’).

The unaudited pro forma statement of financial position as at June 30, 2022 presents the financial position of Enerflex and Exterran giving pro forma effect to the Transaction described below as if these events occurred on June 30, 2022. The unaudited pro forma statement of earnings for the six months ended June 30, 2022 and the year ended December 31, 2021 present the results of operations of Enerflex and Exterran giving pro forma effect to the Transaction described below as if these events occurred on January 1, 2021 (collectively the “unaudited pro forma financial information”). The unaudited pro forma financial information reflects the adjustments and assumptions outlined in the notes below.

The Enerflex historical consolidated financial statements were prepared in accordance with IFRS and presented in Canadian dollars (“CAD”). The Exterran historical consolidated financial statements were prepared in accordance with U.S. GAAP and presented in USD. For purposes of preparing the unaudited pro forma financial information, adjustments have been made to the Exterran historical consolidated financial statements to convert those financial statements to IFRS and present the information in CAD. In addition, adjustments have been made to conform the accounting policies of Exterran to the accounting policies used by Enerflex as described in the notes to the Enerflex historical consolidated financial statements. Details on these adjustments are described in Note 3, Reconciliation from U.S. GAAP to IFRS and conforming adjustments.

The unaudited pro forma financial information has been prepared using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”), which will establish a new basis of accounting for all of the Exterran identifiable assets acquired and liabilities that will be assumed at fair value as of the date control is obtained and are subject to change. Enerflex will be the acquirer for accounting purposes and Exterran will be the acquiree, based on factors considered at the time of preparation. The purchase price accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Enerflex intends to complete the valuations and other assessments upon completion of the Merger and will finalize the purchase price allocation as soon as practicable. The various assets and liabilities of Exterran have been measured based on preliminary estimates.

Differences between these preliminary estimates and the final accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma financial information and the future results of operations and financial results of Enerflex. The unaudited pro forma financial information has not been adjusted to give effect to certain expected financial benefits of the Merger, such as tax savings, cost synergies or revenue enhancements, or the anticipated costs to achieve these benefits, including the cost of integration or restructuring activities.

The unaudited pro forma adjustments are based upon available information and certain assumptions as described in the accompanying notes to the unaudited pro forma consolidated financial information, which management believes are reasonable. The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the actual combined financial information would have been if the Merger and related financing actually occurred on the dates indicated, nor are they necessarily indicative of future combined results of operations or combined financial condition. If the proposed transaction is completed, the actual adjustments to the consolidated financial statements of Enerflex will depend on a number of factors and actual results may differ materially from the estimates used within the accompanying unaudited pro forma financial information.

3.	Reconciliation from U.S. GAAP to IFRS and conforming adjustments

The Exterran historical consolidated financial statements were prepared in accordance with U.S. GAAP presented in USD. For purposes of the unaudited pro forma consolidated financial information, those financial statements have been adjusted to conform to the recognition, measurement, and presentation requirements of IFRS presented in CAD, which is the presentation currency of Enerflex. The adjustments made to the Exterran historical consolidated financial statements are described below including certain conforming adjustments to align with Enerflex’s presentation and accounting policies. Enerflex has not had access to commercially sensitive documents such as Exterran’s customer contracts and has been unable to assess whether there will be any additional reconciling adjustments for such items between U.S. GAAP and IFRS:

a)

The Exterran consolidated balance sheet as at June 30, 2022 was translated from USD to CAD using the period end exchange rate of $1.29 whereas the Exterran consolidated statement of operations for the six months ended June 30, 2022 was translated from USD to CAD using the average exchange rate of $1.27 and the Exterran consolidated statement of operations for the year ended December 31, 2021 was translated from USD to CAD using the average exchange rate of $1.25.

b)	Reflects a reclassification of computer software from property, plant and equipment to intangible assets as required under International Accounting Standards 38, Intangible Assets.

c)

Reflects a reclassification of certain discontinued operations in the Exterran historical consolidated financial statements related to the U.S. compression fabrication business that is core to the overall business of Enerflex and will no longer be considered discontinued operations upon completion of the Merger. Approximately $11.7 million in assets have been reclassified into inventory and contract assets and approximately $0.9 million in liabilities have been reclassified to accounts payables and accrued liabilities and deferred revenues in the unaudited pro forma consolidated financial position as at June 30, 2022. Approximately $1.0 million in loss from discontinued operations has also been reclassified to operating income and expenses in the unaudited pro forma consolidated statement of earnings for the six months ended June 30, 2022 and $2.5 million for the year ended December 31, 2021. The remaining assets and liabilities have been adjusted to fair value in the preliminary purchase price allocation as described in Note 5(e), Pro forma adjustments to the consolidated statement of financial position of Enerflex.

d)

Reflects presentation conforming adjustments to reclassify and combine certain asset and liability balances presented separately on the face of the Exterran consolidated balance sheet as at June 30, 2022 that are presented as a single line-item in the Enerflex consolidated financial position as at June 30, 2022.

e)

Reflects a presentation conforming adjustment to reclassify depreciation and amortization expense presented separately on the face of the Exterran consolidated statement of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 into both cost of goods sold and selling and administrative expenses consistent with the Enerflex consolidated statement of earnings for the six months ended June 30, 2022 and for the year ended December 31, 2021.

f)

Reflects a presentation conforming adjustment to reclassify legal fees incurred related to the Merger recorded in restructuring and other related charges in the Exterran unaudited consolidated statement of operations for the year ended December 31, 2021 into merger expenses consistent with the Enerflex consolidated statement of earnings for the year ended December 31, 2021. No such reclassification was required for the Exterran consolidated statement of operations for the six months ended June 30, 2022.

g)

Reflects a presentation conforming adjustment to reclassify sales taxes recorded in selling and administrative expenses in the Exterran consolidated statement of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 into cost of goods sold consistent with the Enerflex consolidated statement of earnings for the six months ended June 30, 2022 and for the year ended December 31, 2021.

h)

Reflects a presentation conforming adjustment to reclassify interest expense recorded in interest expense in the Exterran consolidated statement of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 into net finance costs consistent with the Enerflex consolidated statement of earnings for the six months ended June 30, 2022 and for the year ended December 31, 2021.

4.	Estimated preliminary purchase price allocation

The unaudited pro forma financial information includes various assumptions, including those related to the preliminary purchase price allocation to the assets acquired and liabilities assumed of Exterran based on management’s preliminary estimates of fair value. The final purchase price allocation may vary based on final appraisals, valuations, and analyses of the fair value of the acquired assets and assumed liabilities. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

The following represents the effect of purchase accounting based on a preliminary basis. The following shows the preliminary allocation of the purchase price for Exterran to the acquired identifiable assets, liabilities assumed and pro forma goodwill (dollars in millions):

Purchase Price
Non-cash estimated fair value of share conversion	211.9
Estimated fractional share amount cash consideration	4.4
Estimated fair value of vested share-based awards	8.5

Total merger consideration	$224.8

Recognized amounts of identifiable assets acquired and liabilities assumed[1]

Net book value of assets acquired as at June 30, 2022	189.3

Adjustments to fair value:
Increase in inventories	2.3
Increase in right-of-use assets	12.0
Derecognize existing intangible assets	(3.2)
Identifiable intangible assets	24.0
Increase in deferred tax liabilities	(8.6)
Derecognition of deferred financing fees	(6.4)
Decrease of assets associated with discontinued operations	(3.9)
Decrease of share-based compensation awards liability	5.8
Decrease in deferred revenue and other liabilities	3.6

Total goodwill	$9.9

Note:

(1)	Represents USD converted to CAD at a rate of $1.29 to reflect the Merger in the presentation currency of Enerflex.

The estimated Merger Consideration of approximately $224.8 million includes the non-cash considerations, the estimated fair value of vested portion of the share-based awards and the fractional share amount cash consideration. The non-cash estimated fair value of the share conversion was calculated based on 33,313,473 outstanding Exterran Common Stock converted using the Exchange Ratio of 1.021 provided in the Merger Agreement based on Enerflex’s closing share price of $6.36 on August 15, 2022, which is the most recent practicable date for the preparation of these pro forma financial statements. The estimated vested share-based awards of $8.5 million were calculated based on an estimated fair value of the vested portion of the outstanding share-based compensation awards as recorded in the Exterran historical consolidated financial statements. The estimated fractional share amount of $4.4 million was calculated assuming that the total outstanding common stock of Exterran was converted applying the maximum cash payout for any fractional shares.

The Merger Consideration will depend on the market price of the Enerflex Common Shares when the Merger is completed. The respective equity and cash components of the Merger Consideration will be contingent on the number of shares and fractional shares of Exterran held by third parties and the number of vested share-based awards on the closing date of the Merger. Enerflex believes that a 15% fluctuation in the market price of its common shares is reasonably possible and the potential effect on the Merger Consideration would be approximately $32.4 million. Since the announcement of the Merger until September 8, 2022, the Enerflex Common Shares have traded in a market price range (on the basis of closing market prices) from $9.55 to $5.10.

As described in Note 2, the purchase price allocation presented above has been developed based on preliminary estimates of the fair values of the assets acquired and liabilities assumed, including estimates of the fair value of identifiable intangible assets acquired. The carrying value of cash and cash equivalents, accounts receivables, contract assets, accounts payables and accrued liabilities, contract liabilities, and certain portions of other assets and liabilities assumed was presumed by management to materially approximate their respective fair values as at June 30, 2022.

There has been no determination as to the fair value of property, plant and equipment to be acquired based on information received to date. As such, the historical carrying value has been used in the preliminary purchase price allocation reflected in the unaudited pro forma consolidated statement of financial position as at June 30, 2022. No adjustment was made to the unaudited pro forma consolidated statement of earnings, but any difference between the fair value and the historical carrying value would have a direct impact to future earnings via depreciation expense.

Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the preliminary values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized and is not currently assumed to be deductible for tax purposes. Goodwill could materially change based on changes in estimates in the fair value of the assets acquired and liabilities assumed.

As described in Note 2, the final allocation of the purchase price will be determined as of the Merger date and is dependent on a number of factors, including discount rates and the final valuation of the tangible and identifiable intangible assets acquired and liabilities assumed of Exterran. Adjustments resulting from the final allocation of purchase price may be material.

5.	Pro forma adjustments to the consolidated statement of financial position of Enerflex

The pro forma adjustments are based on preliminary estimates and assumptions of Exterran that are subject to change. The following adjustments have been reflected in the unaudited pro forma consolidated financial position as at June 30, 2022:

(a)	Cash and cash equivalents

Reflects the pro forma adjustment to cash representing the sources and uses of cash to close the Transaction as if the Transaction had occurred on June 30, 2022, as follows (dollars in millions):

Sources of Funds
Bridge loan(i)	1,192.0
New Bank Facility(ii)	75.6
Existing cash(iii)	89.8

Total sources	$1,357.4

Uses of Funds
Estimated cash consideration of the Merger Consideration(iv)	4.4
Repayment of Exterran debt(v)	884.0
Repayment of Enerflex debt(vi)	348.9
Transaction-related costs (including financing fees)(vii)	120.1

Total uses	$1,357.4

Notes:

i.

Concurrently with the closing of the Merger, for the purposes of the pro forma financial information, Enerflex has assumed it will draw from the bridge loan to fund the Merger, repay all the outstanding debt of both Enerflex and Exterran and certain transaction fees and expenses. The total bridge loan of $1,192.0 million (U.S.$925.0 million) is assumed to be fully drawn upon the closing date.

ii.

Concurrently with the closing of the Merger, Enerflex will enter into the New Bank Facility with expected borrowing capacity of U.S.$700.0 million. Enerflex has assumed it will draw from the New Bank Facility to the extent the bridge loan isn’t sufficient to fund the Merger, repay all the outstanding debt of both Enerflex and Exterran and certain transaction fees and expenses. As such, a total amount of $75.6 million (U.S.$58.7 million) is assumed to be drawn from the New Bank Facility.

iii.	A total amount of $89.8 million of existing cash in Exterran and Enerflex is expected to be utilized for the Merger.

iv.	Represents the estimated cash consideration payable on the closing date of the Merger related to the fractional share amounts.

v.

Represents approximately $433.0 million (U.S.$336.0 million) aggregate principal amount of Exterran’s revolving credit facility due October 2023 and approximately $451.0 million (U.S.$350.0 million) of 8.125% senior notes due May 2025 expected to be repaid in connection with the Transaction.

vi.

Represents approximately $51.4 million aggregate principal amount of Enerflex’s revolving credit facility, approximately $27.0 million of the U.S. asset-based credit facility, approximately $150.3 million of senior notes due December 2024 and approximately $120.2 million of senior notes due December 2027, expected to be repaid in connection with the Transaction.

vii.

Represents the estimated fees and expenses associated with the Transaction including financing costs of approximately $56.4 million related to cancellation, make-whole, bridge financing and debt costs, $10.3 million of financing costs capitalized as part of the issuance of the new financing facilities, $6.5 million related to the settlement of share-based compensation awards liabilities, $23.4 million in post-combination expenses such as severances and $23.5 million in advisory, legal fees, and other transaction costs.

(b)	Inventories

Reflects an increase of $2.3 million to the carrying value of certain Exterran inventory related to work-in-progress to adjust it to its preliminary estimated fair value based on the estimated selling price of the inventory less a normal profit margin. There has been no determination as to the fair value of inventory to be acquired related to parts and supplies based on information received to date nor the carrying value of $18.9 million in inventory related to the U.S. compression fabrication business reclassified from discontinued operations as described in Note 3(c), Reconciliation from U.S. GAAP to IFRS and confirming adjustments. This remaining inventory will be valued in conjunction with the valuation of property, plant and equipment.

(c)	Right-of-Use assets

Reflects an increase of $12.0 million to the carrying amount of the right-of-use assets related to Exterran acting as the lessee to correspond with the lease liability in accordance with IFRS 3.

(d)	Intangible assets

Reflects an increase in identifiable intangible assets of $20.9 million to $24.0 million, which represent a preliminary estimate of the value of customer relationships with an average weighted useful life of 10 years acquired at the close of the Merger.

(e)	Assets and liabilities associated with discontinued operations

Reflects a decrease of $3.9 million related to the fair value adjustments of certain accounts receivables, intangibles, and other assets in the Belleli EPC business. The liabilities associated with the discontinued operations is assumed to materially approximate their respective carrying values consistent with other liabilities as disclosed in Note 4, Estimated preliminary purchase price allocation.

(f)	Debt

Reflects a net increase in total debt of $30.9 million related the drawing of the bridge loan and New Bank Facility and corresponding extinguishment of both Enerflex and Exterran’s historical debt, consisting of:

i.	an increase of $1,192.0 million aggregate principal amount of debt relating to the bridge loan and $75.6 relating to the New Bank Facility;

ii.

a decrease of $1,232.9 million net book value of debt expected to be repaid in the Transaction consisting of $348.9 million of Enerflex’s debt and $884.0 million of Exterran’s debt and an increase of $6.5 million relating to the elimination of historical debt issuance costs of Enerflex and Exterran as of June 30, 2022; and

iii.

a decrease of $10.3 million relating to the incurrence of new debt issuance costs for the bridge loan, which are capitalized against the debt and recognized as non-cash interest expense periodically over the estimated life of the related debt obligations.

(g)	Deferred revenue and other liabilities

Reflects a decrease of $3.6 million of the carrying value of the assumed performance obligations to its preliminary fair value based on the estimated costs to fulfill the remaining extended performance obligations plus a normal profit margin.

(h)	Deferred tax liability

Reflects an increase in deferred tax liabilities of $8.6 million in relation to the fair value adjustment on intangible assets, right-of-use assets, inventories, and deferred financing costs at Exterran’s estimated effective tax rate of 25% for the six months ended June 30, 2022. There has been no determination as to the fair value of uncertain tax positions to be acquired based on information received to date.

(i)	Total equity

Adjustments to equity reflect a net decrease in the amount of $83.7 million, consisting of:

i.	a net decrease of $263.9 million to reflect the elimination of Exterran historical common stock, additional paid-in capital, accumulated deficit and accumulated other comprehensive income;

ii.	an increase of $74.6 million to reflect the elimination of 4,771,565 common shares held as treasury stock that is cancelled as part of the Merger;

iii.	an increase of $211.9 million to reflect the non-cash estimated fair value of share conversion; and

iv.	a decrease of $106.3 million in retained earnings to reflect the costs incurred related to the Transaction and the refinancing.

6.	Pro forma adjustments to the consolidated statement of earnings of Enerflex

The following adjustments have been reflected in the unaudited pro forma consolidated statement of earnings for the six months ended June 30, 2022 and for the year ended December 31, 2021 giving effect to the Transaction as if these events occurred on January 1, 2021:

(a)	Revenue

Reflects a decrease of $0.5 million for the six months ended June 30, 2022 and $2.2 million for the year ended December 31, 2021 resulting from the adjustment of deferred revenue to fair value to reflect the difference between prepayments related to extended service arrangements and the fair value of the assumed performance obligations as they are satisfied as described in Note 5(g), Pro forma adjustments to the consolidated statement of financial position of Enerflex.

(b)	Cost of goods sold

Reflects a net decrease of $7.2 million in total cost of goods sold for the six months ended June 30, 2022 and $6.7 million for the year ended December 31, 2021 consisting of:

i.

An increase of $1.2 million in amortization expense for the six months ended June 30, 2022 and $2.3 million for the year ended December 31, 2021 resulting from the adjustment of the identifiable intangible assets to fair value in connection with purchase accounting as described in Note 5(d), Pro forma adjustments to the consolidated statement of financial position of Enerflex. The preliminary amortization expense was calculated on a straight-line basis over the respective estimated weighted-average lives of all intangible assets. For a 10% change in the valuation of the definite-lived intangible assets, assuming a weighted average useful life of 10 years, amortization expense would increase or decrease by $0.1 million for the six months ended June 30, 2022 and $0.3 million for the year ended December 31, 2021;

ii.

A decrease of $0.8 million in amortization expense for the six months ended June 30, 2022 and $1.7 million for the year ended December 31, 2021 to eliminate the historical amortization of intangible assets;

iii.

A net decrease in compensation expense of $10.0 million for the six months ended June 30, 2022 ($8.6 million for the year ended December 31, 2021) resulting from the difference between Exterran’s historical stock-based compensation expense of approximately $10.4 million ($10.1 million for the year ended December 31, 2021) and the estimated share-based post-combination compensation expense of approximately $0.4 million ($1.5 million for the year ended December 31, 2021) related to replacement awards issued to continuing employees as part of the Merger Agreement. The fair value of the replacement awards (including the Enerflex RSU Awards) was determined based on the most recent share price and the Exchange Ratio and will be recognized ratably over the post-combination service weighted average vesting period of one year. The Enerflex replacement awards are subject to the same terms and conditions (including settlement terms) as the corresponding stock-based payment awards of Exterran on the Closing Date;

iv.

An estimated prorated increase of $0.6 million for the six months ended June 30, 2022 and $1.3 million for the year ended December 31, 2021 in amortization resulting from the adjustment to the right-of-use asset as described in Note 5(c), Pro forma adjustments to the consolidated statement of financial position of Enerflex; and

v.	An estimated increase of $1.8 million for the six months ended June 30, 2022 resulting from the work-in-progress inventory that is expected to be sold in this period.

(c)	Selling and administrative expenses

Reflects a net increase of $0.1 million for the six months ended June 30, 2022 and $0.3 million for the year ended December 31, 2021 in total selling and administrative expenses consisting of:

i.

An increase of $33 thousand for the six months ended June 30, 2022 and $135 thousand for the year ended December 31, 2021 in amortization expense resulting from the adjustment of the identifiable intangible assets to fair value in connection with purchase accounting as described in Note 5(d), Pro forma adjustments to the consolidated statement of financial position of Enerflex. The preliminary amortization expense was calculated on a straight-line basis over the respective estimated weighted-average lives of all intangible assets;

ii.

A decrease of $22 thousand in amortization expense for the six months ended June 30, 2022 and $99 thousand for the year ended December 31, 2021 to eliminate the historical amortization of intangible assets; and

iii.

An estimated prorated increase of $0.1 million in amortization for the six months ended June 30, 2022 and $0.3 million for the year ended December 31, 2021 resulting from the adjustment to the right-of-use asset as described in Note 5(c), Pro forma adjustments to the consolidated statement of financial position of Enerflex.

(d)	Transaction-related costs (including financing fees)

Reflects the estimated fees and expenses associated with the Transaction including financing costs for the year ended December 31, 2021 of approximately $59.4 million related to cancellation, make-whole, bridge financing and debt costs not capitalized as part of the issuance of the new financing facilities, $23.4 million in post-combination expenses such as severances and $23.5 million in advisory, legal fees, and other transaction costs. The severance costs are based on the expected required cash payment for all executive officers and non-officers for which the entity has decided to terminate or as per the Exterran severance policy. The amounts have been calculated in accordance with the change in control provisions in each respective employment agreement. The advisory, legal fees, and other transaction costs are estimates that represent all the expected costs to complete the Transaction and are not expected to recur beyond 12 months.

(e)	Interest expenses

Reflects a net increase of $19.0 million in interest expense for the six months ended June 30, 2022 and $43.9 million for the year ended December 31, 2021, consisting of a decrease in aggregate historical interest expense of $37.6 million for the six months ended June 30, 2022 and $69.3 million for the year ended December 31, 2021 due to the repayment of the historical debt of Enerflex and Exterran and an increase of interest expense of $56.6 million for the six months ended June 30, 2022 and $113.2 million for the year ended December 31, 2021 based on interest rate of approximately 9.1% and 2.3% related to the withdrawal from the bridge loan and New Bank Facility respectively and includes the non-cash amortization debt issuance costs of $1.6 million for the six months ended June 30, 2022 and $3.2 million for the year ended December 31, 2021.

For each increase or decrease in assumed interest rates of 0.125% related to the approximate $1,192.0 million in bridge loan to be issued on a pro forma basis as part of the Transaction, annual interest expense would increase or decrease by approximately $0.4 million.

(f)	Income tax expenses

Reflects the calculated tax effect of the pro forma adjustments at an estimated effective tax rate of 25% of Enerflex and Exterran for the six months ended June 30, 2022 and for the year ended December 31, 2021. As Enerflex did not recognize deductible temporary differences for which it is unlikely that sufficient future taxable income will be available to offset against, no income tax gain has been recognized. The actual tax effects of the Transaction will differ from the pro forma adjustments, and the differences may be material.

(g)	Pro forma earnings per share

The basic and diluted weighted average common shares outstanding of 122,993,864 and 123,154,890 respectively for the six months ended June 30, 2022 and for the year ended December 31, 2021 used to calculate pro forma basic and diluted earnings per share was based on the historical basic and diluted weighted average common shares outstanding of 89,680,391 and 89,841,417 and the Enerflex Common Shares to be issued to finance the Merger of 33,313,473.

SECURITIES LAW MATTERS

Multilateral Instrument 61-101

As a reporting issuer in all provinces and territories of Canada, Enerflex is subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), which is intended to regulate certain transactions to ensure the protection and fair treatment of minority shareholders. In particular, MI 61-101 regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations. The Transaction does not constitute an issuer bid, an insider bid or a business combination. The Transaction may constitute a “related party transaction” for the purposes of MI 61-101 if a “related party” of Enerflex (as defined in MI 61-101) is issued Enerflex Common Shares under the Transaction. If a related party of Enerflex were to be issued Enerflex Common Shares under the Transaction, the requirements of MI 61-101 would not apply to such related party transaction as the Transaction would constitute a transaction in which the general body of holders in Canada of affected securities of the same class, being the shares of Exterran Common Stock, are affected identically and the Transaction does not have an applicable “interested party” as defined under MI 61-101.

Canadian Continuous Disclosure Obligations

Upon the Closing, Enerflex will continue to be a reporting issuer in each province and territory of Canada and will continue to be subject to Canadian continuous disclosure and other reporting obligations under applicable Canadian securities laws. Enerflex expects that, following the Transaction, it will continue to be classified as a foreign private issuer.

Potential Loss of Foreign Private Issuer Status

There is a possibility that as a result of the Transaction, after the Closing, Enerflex may no longer qualify as a foreign private issuer under applicable U.S. securities laws.

If Enerflex determines that it no longer qualifies as a foreign private issuer at any time following the Closing of the Transaction, it will be required to satisfy its reporting obligations using U.S. domestic reporting forms and will become subject to the rules applicable to a U.S. domestic issuer. If Enerflex loses its foreign private issuer status, it will also lose the ability to use the

Multijurisdictional Disclosure System and rely on Canadian disclosure documents when offering securities in the U.S. Subject to certain exemptions that may be available, Enerflex will also continue to be required to comply with its reporting obligations under Canadian securities laws. In addition, Enerflex may lose the ability to rely upon certain corporate governance exemptions from the NYSE that are available to foreign private issuers. Finally, if Enerflex loses its foreign private issuer status, to the extent that Enerflex were to offer or sell its securities outside of the U.S., it would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit Enerflex’s ability to access capital markets in the future, and create a higher likelihood that investors could require Enerflex to file resale registration statements with the SEC as a condition of any such financings. As a result, the regulatory, compliance, and financing costs to Enerflex under U.S. securities laws as a U.S. domestic issuer may be higher than those of a Canadian foreign private issuer. See “Risk Factors – Enerflex may lose its status as a “foreign private issuer” in the U.S. following the closing of the Transaction”.

AUDITORS, TRANSFER AGENT, AND REGISTRAR

Enerflex’s auditors are Ernst & Young LLP, Chartered Professional Accountants and Enerflex’s registrar and transfer agent is TSX Trust Company (Canada). Following the Transaction, it is expected that Ernst & Young LLP, Chartered Professional Accountants, will continue to be the auditors of Enerflex and TSX Trust Company (Canada) will be the transfer agent and registrar for the Enerflex Common Shares in Canada and Continental Transfer & Trust Company will be the co-transfer agent and co-registrar for the Enerflex Common Shares in the U.S.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE TRANSACTION

There is no material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Enerflex at any time since the beginning of Enerflex’s last financial year, and no material interest, direct or indirect, of any informed person or proposed director of Enerflex, or any associate or Affiliate of any of any informed person or proposed director, in any transaction since the commencement of Enerflex’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Enerflex or any of its Subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, none of the proposed directors, officers or other members of management or promoters of Enerflex, nor any of their associates or Affiliates, is indebted to Enerflex, nor has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Enerflex.

EXPERTS

The Enerflex Annual Financial Statements, incorporated by reference in this Management Information Circular, have been audited by Ernst & Young LLP, Chartered Professional Accountants. Such financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

In connection with the audit of the Enerflex Annual Financial Statements, Ernst & Young is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

GENERAL INFORMATION FOR THE ENERFLEX SPECIAL MEETING

Date, Time, and Place of the Enerflex Special Meeting

The Enerflex Special Meeting will be held at The Westin Calgary, 320 4th Avenue S.W., Calgary, Alberta on October 11, 2022 at 9:00 a.m. (MDT).

If you are a registered Enerflex Shareholder at the close of business on the Record Date, you are entitled to receive notice of, and to attend and vote at the Enerflex Special Meeting. You will be entitled to vote all of the Enerflex Common Shares that you held on the Record Date at the Enerflex Special Meeting.

When Enerflex Common Shares are held jointly by two or more persons, those shares may be voted at the Enerflex Special Meeting (either in person or by proxy) by any one of those holders, or, alternatively, by all such holders jointly. Each Enerflex Common Share is entitled to one vote.

How to Vote Prior to the Enerflex Special Meeting

Before the Enerflex Special Meeting, Enerflex Shareholders of record as of the close of business on the Record Date may vote in advance of the Enerflex Special Meeting by completing the form of proxy or voting instruction form in accordance with the instructions provided therein and summarized below.

Registered Shareholders

Voting by Proxy

You are a registered Enerflex Shareholder if your Enerflex Common Shares are registered in your name. To vote by proxy in advance of the Enerflex Special Meeting, use the form of proxy that is provided to you with this Management Information Circular.

Ensure that your completed proxy is received by TSX Trust Company no later than 9:00 a.m. (MDT) on October 6, 2022 or no later than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the Enerflex Special Meeting if it is adjourned or postponed, by one of the following methods:

● By Fax:	Fax your completed proxy to 1.866.781.3111 (toll free in Canada and the United States) or 416.368.2502 (within the 416-area code).

●	By Email: Scan and email your completed proxy to: proxyvote@tmx.com.

● By Internet:	You may vote through the internet at www.tsxtrust.com/vote-proxy. You will be required to enter the 13-digit control number located on your proxy.

●	By Mail: Send your completed proxy to:

              TSX Trust Company

              Attention: Proxy Department

              P.O. Box 721

              Agincourt, ON M1S 0A1

If you specify how you want to vote on your proxy form, your proxyholder must vote in accordance with such instructions. All Enerflex Common Shares represented at the Enerflex Special Meeting by properly executed proxies will be voted in accordance with the instructions of the Enerflex Shareholder on any ballot that may be called for.

In the absence of any instruction, the management appointees whose names appear on the printed form of proxy will vote your Enerflex Common Shares in favour of the matters to be acted on. If you appoint another proxyholder and do not indicate how you want to vote, that proxyholder will decide how to vote your Enerflex Common Shares. See “How to Appoint A Proxyholder” below.

Revoking your Proxy

You may revoke your proxy at any time before it is acted on. To revoke your proxy, deliver a written statement revoking your proxy to TSX Trust Company on or before October 6, 2022 (or the last Business Day before the Enerflex Special Meeting if it is adjourned or postponed). Or, if you use your control number to log in to the Enerflex Special Meeting, any vote you cast at the Enerflex Special Meeting will revoke any proxy you previously submitted.

Beneficial Shareholders

Voting by Proxy

You are a non-registered Enerflex Shareholder (a “Beneficial Shareholder”) if you beneficially own Enerflex Common Shares that are held in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan. In many cases, Enerflex Common Shares owned by a Beneficial Shareholder are registered either in the name of an intermediary that the Beneficial Shareholder deals with, or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant. Each intermediary has its own process, so be sure to carefully follow the instructions on your voting instruction form.

To vote by proxy in advance of the Enerflex Special Meeting, use the voting instruction form that is provided to you with this Management Information Circular. Complete the voting instruction form by following the instructions therein. You can send your voting instructions by mail, phone, or on the internet. If you have voted on the voting instruction form, you may not vote at the Enerflex Special Meeting unless you properly revoke your voting instructions.

Additionally, Enerflex may use the Broadridge QuickVote™ service, which involves non-objecting Beneficial Shareholders being contacted by Morrow Sodali, which is soliciting proxies on behalf of Enerflex’s management, to obtain voting instructions over the telephone, and relaying them to Broadridge (on behalf of the Enerflex Shareholder’s intermediary). While representatives of Morrow Sodali are soliciting proxies on behalf of Enerflex’s management, Enerflex Shareholders are not required to vote in the manner recommended by the Enerflex Board. The QuickVote™ system is intended to assist Enerflex Shareholders in placing their votes, however, Enerflex Shareholders are not obligated to vote using the QuickVote™ system, an Enerflex Shareholder may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Management Information Circular. Any voting instructions provided by an Enerflex Shareholder will be recorded and such Enerflex Shareholder will receive a letter from Broadridge (on behalf of the Enerflex Shareholder’s intermediary) as confirmation that their voting instructions have been accepted.

Enerflex Common Shares registered in the names of intermediaries can only be voted by those intermediaries at the direction of the Beneficial Shareholders who beneficially own the shares. Without specific instructions, intermediaries are prohibited from voting shares for an intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Enerflex Common Shares are communicated to the appropriate person well in advance of the Enerflex Special Meeting.

Revoking Your Voting Instructions

You may revoke your voting instructions before they are acted on. Follow the procedures provided by your intermediary or service provider.

How to Vote In Person at the Enerflex Special Meeting

If you are a registered Enerflex Shareholder and you plan to attend the Enerflex Special Meeting and vote your Enerflex Common Shares in person, do not complete the enclosed form of proxy. When you arrive at the Enerflex Special Meeting register with Enerflex’s transfer agent, TSX Trust Company, and your vote at the Enerflex Special Meeting will be counted.

If you are a Beneficial Shareholder and you plan to attend the Enerflex Special Meeting and vote your Enerflex Common Shares in person as proxyholder for the registered holder of your Enerflex Common Shares, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary, AND register yourself as your proxyholder with TSX Trust Company, as described below. When you arrive at the Enerflex Special Meeting register with Enerflex’s transfer agent, TSX Trust Company, and your vote at the Enerflex Special Meeting will be counted, provided the proxy is in good order.

How to Appoint a Proxyholder

The people named in the form of proxy and voting information form are directors and officers of Enerflex. You have the right to appoint a person other than the persons designated in the form of proxy and voting information form, as applicable, to represent you at the Enerflex Special Meeting.

Enerflex Shareholders who wish to appoint a third-party proxyholder other than the named Enerflex proxy nominees to represent them at the Enerflex Special Meeting must submit their form of proxy or voting instruction form (as applicable) appointing that third-party proxyholder.

If you are a Beneficial Shareholder and wish to attend the Enerflex Special Meeting and vote on behalf of yourself, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary.

Beneficial Shareholders who have not duly appointed themselves as proxyholders will not be able to vote at the Enerflex Special Meeting but will be able to participate as guests.

Voting Questions

Should you have any questions about how to attend and vote at the Enerflex Special Meeting, please contact TSX Trust Company directly at:

●	Phone: 1.800.387.0825 (toll-free in Canada and the United States) or 416.682.3860 (from outside Canada and the United States)

●	Fax: 1.866.781.3111 (toll-free in Canada and the United States) or 416.368.2502 (within the 416-area code)

●	Mail: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

●	E-mail: shareholderinquiries@tmx.com

Purpose of Enerflex Special Meeting

The Enerflex Special Meeting is being held so that Enerflex Shareholders may consider the Share Issuance Resolution. The Share Issuance Resolution is an ordinary resolution, the full text of which is set out in “Appendix A – Resolution to be Approved at the Enerflex Special Meeting”, approving the issuance of the Aggregate Enerflex Shares, being 34,018,055 Enerflex Common Shares, comprised of the number of Enerflex Common Shares as shall be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement, anticipated to be up to an aggregate of 34,013,055 Enerflex Common Shares and up to an additional 5,000 Enerflex Common Shares that may be issuable to accommodate the effects of rounding or other administrative purposes.

The Transaction cannot close without Enerflex Shareholders approving the Share Issuance Resolution.

Share Issuance Resolution

Under section 611(C) of the TSX Company Manual, security holder approval is required if the number of securities issued or issuable by a listed issuer in payment of the purchase price for an acquisition, exceeds 25% of the number of securities of the listed issuer which are outstanding, on a pre-acquisition, non-diluted basis. Under the terms of the Merger Agreement, Enerflex has agreed to issue 1.021 Enerflex Common Shares in exchange for each share of Exterran Common Stock issued and outstanding immediately prior to the Effective Time. Issuances by Exterran of shares of Exterran Common Stock are restricted under the terms of the Merger Agreement, subject to certain limited exceptions or the prior written consent of Enerflex. As a result, the actual number of Enerflex Common Shares that will be issued at the Effective Time will depend on the number of Exterran Common Stock outstanding at such time. For information regarding restrictions on issuances of Exterran Common Stock, see the section entitled “The Merger Agreement – Conduct of Business Pending the Transaction”.

Enerflex Shareholders are being asked to approve the issuance of the Aggregate Enerflex Shares. Based on the number of Enerflex Common Shares and the number of shares of Exterran Common Stock (including shares to be issued pursuant to the Exterran Phantom Units) outstanding on September 8, 2022, Enerflex anticipates to issue up to an aggregate of 34,013,055 Enerflex Common Shares to satisfy the Merger Consideration representing approximately 37.9% of the issued and outstanding Enerflex Common Shares on a non-diluted basis as of September 8, 2022. The issuance of up to approximately 34,013,055 Enerflex Common Shares to Exterran Shareholders at the Effective Time to satisfy the Merger Consideration will represent approximately 27.5% of the issued and outstanding Enerflex Common Shares on a non-diluted basis after giving effect to the Transaction.

Accordingly, the TSX requires that the Share Issuance Resolution be approved by an ordinary resolution of Enerflex Shareholders, being a majority of the votes cast by holders of outstanding Enerflex Common Shares represented in person or by proxy and entitled to vote at the Enerflex Special Meeting. Enerflex will not be able to satisfy the listing requirements of the TSX unless the Share Issuance Resolution is approved. The TSX will generally not require further approval of the Enerflex Shareholders for the issuance of up to an additional 8,504,514 Enerflex Common Shares, such number being 25% of the number of Enerflex Common Shares to be considered and if thought advisable approved for issuance to Exterran Stockholders pursuant to the Merger Agreement by Enerflex Shareholders at the Enerflex Special Meeting.

As of September 8, 2022, there were 33,313,473 shares of Exterran Common Stock outstanding (including shares to be issued pursuant to Exterran Phantom Units). On this basis, approximately 34,013,055 Enerflex Common Shares may be issued under the Merger Agreement as Merger Consideration to holders of shares of Exterran Common Stock representing approximately 27.5% of the issued and outstanding Enerflex Common Shares on a non-diluted basis after giving effect to the Transaction. Immediately following the Transaction, former holders of shares of Exterran Common Stock are expected to own approximately 26.8% of the total issued and outstanding Enerflex Common Shares on a fully diluted basis.

The actual number of Enerflex Common Shares to be issued under the Merger Agreement will be determined immediately prior to the Effective Time based on the Exchange Ratio and the number of Exterran Common Stock outstanding at such time.

At the Enerflex Special Meeting, Enerflex Shareholders will be asked to consider the Share Issuance Resolution, the full text of which is set out in “Appendix A – Resolution to be Approved at the Enerflex Special Meeting”, approving the issuance of the Aggregate Enerflex Shares, being 34,018,055 Enerflex Common Shares, comprised of the number of Enerflex Common Shares as is necessary to satisfy the Merger Consideration under the terms of the Merger Agreement, anticipated to be up to an aggregate of 34,013,055 Enerflex Common Shares and an additional 5,000 Enerflex Common Shares that may be issuable to accommodate the effects of rounding or other administrative purposes.

In accordance with the terms of the Merger Agreement, it is a condition to the Closing that the Share Issuance Resolution be approved by the Enerflex Shareholders. At the Enerflex Special Meeting, Enerflex Shareholders will be asked to consider the Share Issuance Resolution, the full text of which is set out “Appendix A – Resolution to be Approved at the Enerflex Special Meeting”, subject to such amendments, variations or additions as may be approved at the Enerflex Special Meeting, approving the issuance of Enerflex Common Shares under the Merger Agreement. Approval of the Share Issuance Resolution requires the affirmative vote of a majority of the votes cast in respect of the resolution by Enerflex Shareholders present in person or represented by proxy at the Enerflex Special Meeting.

Based on current information available to Enerflex, no current Exterran Stockholder will immediately following the Transaction beneficially own, or exercise control or direction over, 10% or more of the outstanding Enerflex Common Shares, and the Transaction will not materially affect control of Enerflex.

The Enerflex Board recommends that Enerflex Shareholders vote FOR the Share Issuance Resolution. Unless otherwise specified in your proxy, the persons named in your proxy intend to vote FOR the Share Issuance Resolution.

Record Date and Enerflex Shareholders Entitled to Vote

The Enerflex Board has fixed September 9, 2022 as the Record Date. If you held Enerflex Common Shares as at the close of business on September 9, 2022 you are entitled to receive notice of and vote your Enerflex Common Shares at the Enerflex Special Meeting on October 11, 2022, or at a reconvened meeting if the Enerflex Special Meeting is postponed or adjourned. Each Enerflex Common Share carries one vote on each item to be voted on at the Enerflex Special Meeting. As of September, 8, 2022, there were 89,680,965 Enerflex Common Shares issued and outstanding.

Quorum

A quorum for the choice of chair of the Enerflex Special Meeting and for the adjournment or postponement of the meeting to a fixed time and place, if applicable, is at least two persons present and each holding or representing by proxy at least one issued share of Enerflex.

A quorum for the transaction of business at the Enerflex Special Meeting is at least two persons present at the Enerflex Special Meeting, each holding or representing by proxy not less than 10% of the outstanding Enerflex Common Shares entitled to be voted at the Enerflex Special Meeting. If you submit a properly executed form of proxy you will be considered part of the quorum.

If a quorum is not present or if there are not sufficient votes for the approval of the Share Issuance Resolution, Enerflex expects that the Enerflex Special Meeting will be adjourned or postponed to solicit additional proxies. At any subsequent reconvening of the Enerflex Special Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Enerflex Special Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting. See the section entitled “General Information for the Enerflex Special Meeting – Adjournment or Postponement”.

Required Vote

The Transaction cannot close without Enerflex Shareholders approving the Share Issuance Resolution. Approval of the Share Issuance Resolution requires the affirmative vote of a majority of the votes cast in respect of the resolution by Enerflex Shareholders present in person or represented by proxy at the Enerflex Special Meeting.

Voting by Directors and Executive Officers

As of September 8, 2022, the current Enerflex directors and executive officers beneficially owned approximately 605,006 Enerflex Common Shares, representing approximately 0.67% of the Enerflex Common Shares then outstanding and entitled to vote at the Enerflex Special Meeting.

All of the directors and executive officers of Enerflex as at January 24, 2022, the date on which the Transaction was announced, have entered into the Enerflex Voting Agreements pursuant to which they have agreed, among other things, to vote their Enerflex Common Shares FOR the Share Issuance Resolution at the Enerflex Special Meeting. Although Messrs. Savidant and Boswell, and Ms. Wesley did not stand for re-election at the annual meeting of Enerflex Shareholders held on May 4, 2022, they remain bound by the terms of the Enerflex Voting Agreements.

Adjournment or Postponement

The Merger Agreement provides that Enerflex shall adjourn or postpone the Enerflex Special Meeting, (i) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Enerflex Board has determined in good faith is required to be filed and disseminated under applicable law; or (ii) if as of the time that the Enerflex Special Meeting is originally scheduled there are insufficient Enerflex Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Enerflex Special Meeting.

The Merger Agreement provides that Enerflex may, or at Exterran’s request shall, adjourn or postpone the Enerflex Special Meeting, to allow reasonable additional time to solicit additional proxies necessary to obtain approval of the Share Issuance Resolution by Enerflex Shareholders.

Under the Merger Agreement, the Enerflex Special Meeting shall not be adjourned or postponed to a date that is more than 20 Business Days after the date for which the Enerflex Special Meeting was previously scheduled; provided, further, that the Enerflex Special Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date or a date that requires Enerflex to select a new Record Date under applicable law.

At any subsequent reconvening of the Enerflex Special Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Enerflex Special Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting. See the section entitled “General Information for the Enerflex Special Meeting – Appointment and Revocation of Proxies”.

Solicitation of Proxies

This Management Information Circular is provided in connection with the solicitation of proxies by or on behalf of the Enerflex Board and Enerflex management for use at the Enerflex Special Meeting, and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Special Meeting. The Enerflex Board and Enerflex management are soliciting proxies of all registered Enerflex Shareholders and Beneficial Shareholders primarily by mail and electronic means, supplemented by telephone or other contact by directors, officers, employees or agents of Enerflex. Additionally, Enerflex may use the Broadridge QuickVote™ service, which involves non-objecting Beneficial Shareholders being contacted by Morrow Sodali, which is soliciting proxies on behalf of Enerflex’s management, to obtain voting instructions over the telephone, and relaying them to Broadridge (on behalf of the Enerflex Shareholder’s intermediary). While representatives of Morrow Sodali are soliciting proxies on behalf of Enerflex’s management, Enerflex Shareholders are not required to vote in the manner recommended by the Enerflex Board. The QuickVote™ system is intended to assist Enerflex Shareholders in placing their votes, however, Enerflex Shareholders are not obligated to vote using the QuickVote™ system, an Enerflex Shareholder may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Management Information Circular. Any voting instructions provided by an Enerflex Shareholder will be recorded and such Enerflex Shareholder will receive a letter from Broadridge (on behalf of the Enerflex Shareholder’s intermediary) as confirmation that their voting instructions have been accepted.

The cost of soliciting proxies will be borne by Enerflex. In addition, Enerflex has engaged Morrow Sodali as strategic shareholder advisor and proxy solicitation agent for Canada, the U.S. and outside of North America and will pay fees of approximately $100,000 relating to their proxy solicitation services, plus an amount per call to retail Enerflex Shareholders and reimbursement of reasonable out-of-pocket expenses.

How to Vote

You can vote by proxy ahead of the Enerflex Special Meeting using all of the voting channels that have been available in the past.

You can vote in person during the Enerflex Special Meeting by following the instructions below. The voting process is different for registered or Beneficial Shareholders:

●

You are a registered Enerflex Shareholder if your name appears on your share certificate or a DRS statement registered in your name. If you are a registered Enerflex Shareholder and you plan to attend the Enerflex Specal Meeting and vote your Enerflex Common Shares in person, do not complete the enclosed form of proxy. When you arrive at the Enerflex Special Meeting register with Enerflex’s transfer agent, TSX Trust Company, and your vote at the Enerflex Special Meeting will be counted.

●

You are a Beneficial Shareholder if your Enerflex Common Shares are registered in the name of your nominee (trustee, financial institution or securities broker). Non-registered (beneficial) Enerflex Shareholders must appoint themselves as proxyholder in order to vote at the Enerflex Special Meeting. This is because Enerflex and its transfer agent do not have a record of the Beneficial Shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder. When you arrive at the Enerflex Special Meeting register with Enerflex’s transfer agent, TSX Trust Company, and your vote at the Enerflex Special Meeting will be counted, provided the proxy is in good order.

Canadian nominees (and their agents or nominees) can only vote their Enerflex Common Shares if they have received voting instructions.

Appointment and Revocation of Proxies

Each of the persons named in the accompanying form of proxy or voting instruction form is a director or an executive officer of Enerflex. An Enerflex Shareholder who wishes to appoint some other person (who is not required to be an Enerflex Shareholder) as his or her representative at the Enerflex Special Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy and deleting the names printed thereon or by completing a proper proxy.

A proxy will not be valid for the Enerflex Special Meeting or any adjournment or postponement thereof unless it is signed by the Enerflex Shareholder or by the Enerflex Shareholder’s attorney authorized in writing or, if the Enerflex Shareholder is a corporation, it must be executed under corporate seal or by a duly authorized officer or attorney of the corporation and delivered to Enerflex at Suite 904, 1331 Macleod Trail SE Calgary, Alberta, Canada, T2G 0K3, Attention: Office of the Corporate Secretary and Associate General Counsel at any time before 9:00 a.m. (MDT) on October 6, 2022 or not less than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the time fixed for the holding of any adjournment or postponement of the Enerflex Special Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Enerflex Special Meeting at his or her sole discretion without notice. Late proxies may be accepted or rejected by the Chair of the Enerflex Special Meeting at his or her sole discretion without notice.

Enerflex reminds Enerflex Shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded. Registered Enerflex Shareholders can vote by phone, mobile device or on the internet, 24 hours a day, seven days a week at www.tsxtrust.com/vote-proxy. You will need your control number (found on your form of proxy). Or complete the enclosed proxy form, sign and date it and mail it in the envelope provided. For Beneficial Shareholders, your voting instruction form explains the methods for voting. Carefully follow the instructions provided by your nominee because each nominee has its own procedures. Make sure you allow enough time for your nominee to receive the voting instructions if you’re mailing the form.

You or your authorized attorney must sign the proxy for it to be valid. If the Enerflex Common Shares are held by a corporation, the form must be signed by an authorized officer or representative. To appoint someone other than the Enerflex representatives to be your proxyholder and vote your Enerflex Common Shares at the Enerflex Special Meeting, you may do so by mail or on the internet only.

Your control number for the Enerflex Special Meeting will be located on the proxy form or received via email. Follow the instructions above to access the Enerflex Special Meeting and cast your ballot online during the designated time.

You may revoke your proxy at any time before it is acted on. To revoke your proxy, deliver a written statement revoking your proxy to TSX Trust Company no later than 9:00 a.m. (MDT) on October 6, 2022 (or the last Business Day before the Enerflex Special Meeting if it is adjourned or postponed). Or, if you use your control number to log in to the Enerflex Special Meeting, any vote you cast at the Enerflex Special Meeting will revoke any proxy you previously submitted.

If you are a Beneficial Shareholder and you are submitting a new voting instruction form, make sure you allow enough time for the new form to be delivered to your nominee and for them to act on your instructions. If you have any questions, please contact your nominee directly.

Registered Enerflex Shareholders can also revoke their previous instructions by sending a notice in writing from themselves or their authorized attorney (or a duly authorized officer or attorney if the shareholder is a corporation) to Enerflex at Suite 904, 1331 Macleod Trail SE Calgary, Alberta, Canada, T2G 0K3, Attention: Office of the Corporate Secretary and Associate General Counsel at any time before 9:00 a.m. (MDT) on the last Business Day preceding the day of the Enerflex Special Meeting (or any adjournment or postponement thereof) or as otherwise permitted under applicable law. Attending and voting in person at Enerflex Special Meeting will revoke your previous proxy.

Advice to Beneficial Holders of Enerflex Common Shares

The information set forth in this section is of significant importance to many Enerflex Shareholders, as a substantial number of Enerflex Shareholders do not hold Enerflex Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Enerflex Shareholders whose names appear on the records of Enerflex as the registered holder of Enerflex Common Shares can be recognized and acted upon at the Enerflex Special Meeting. If Enerflex Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those Enerflex Common Shares will not be registered in the Enerflex Shareholder’s name on the records of Enerflex. Such Enerflex Common Shares will more likely be registered under the name of the Enerflex Shareholder’s broker or an agent of that broker. In Canada, the majority of Enerflex Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the U.S., the majority of Enerflex Common Shares are registered under the name Cede & Co. (the registration name for Cede and Company, which acts as nominee for many U.S. brokerage firms). Enerflex Common Shares held by brokers, or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and other intermediaries are prohibited from voting Enerflex Common Shares for their clients. Therefore, Beneficial Shareholders should ensure that the instructions regarding the voting of their Enerflex Common Shares are communicated to the appropriate person on a timely basis.

Applicable regulatory policy in Canada and the U.S. requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Each broker or other intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Enerflex Common Shares are voted at the Enerflex Special Meeting. In some cases, the voting instruction form provided to Beneficial Shareholders by their broker or other intermediary is very similar, even identical, to the form of proxy provided to registered Enerflex Shareholders. However, its purpose is limited to instructing the registered Enerflex Shareholder (the broker or other intermediary, or an agent thereof) on how to vote on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine readable voting instruction form which is mailed to Beneficial Shareholders with a request that Beneficial Shareholders return the forms to Broadridge or follow specified telephone or internet based voting procedures. Broadridge then tabulates the results of the voting instructions received and provides appropriate instructions regarding the voting of Enerflex Common Shares to be represented at the Enerflex Special Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Enerflex Common Shares directly at the Enerflex Special Meeting. The voting instruction form must be returned to Broadridge or voting instructions communicated to Broadridge well in advance of the Enerflex Special Meeting in order to have such Enerflex Common Shares voted at the Enerflex Special Meeting.

If you are a Beneficial Shareholder in the U.S., to attend and vote at the Enerflex Special Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Enerflex Special Meeting. You should follow the instructions from your broker, bank or other agent included with this Management Information Circular, or contact your broker, bank or other agent to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Enerflex Special Meeting, you must submit a copy of your legal proxy to TSX Trust Company. Requests for registration should be directed to: TSX Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by email at proxyvote@tmx.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than before 9:00 a.m. (MDT) on October 6, 2022 or not less than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the time fixed for holding the Enerflex Special Meeting (or any adjournment or postponement thereof). You will receive a confirmation of their registration by email after TSX Trust Company receives your registration materials.

Although a Beneficial Shareholder may not be recognized directly at the Enerflex Special Meeting for the purposes of voting Enerflex Common Shares registered in the name of his or her broker or other intermediary, a Beneficial Shareholder may attend the Enerflex Special Meeting as proxyholder for the registered Enerflex Shareholder and vote the Enerflex Common Shares in that capacity. Beneficial Shareholders who wish to attend the Enerflex Special Meeting and indirectly vote their Enerflex Common Shares must do so as proxyholder for the registered Enerflex Shareholder. They should contact their broker, agent or other intermediary well in advance of the Enerflex Special Meeting.

Notice-and-Access

Enerflex is not using notice-and access to send its proxy-related materials to Enerflex Shareholders, and paper copies of such materials will be sent to all Enerflex Shareholders, including Beneficial Shareholders. Enerflex will deliver proxy-related materials to non-objecting Beneficial Shareholders with the assistance of Broadridge and the non-objecting Beneficial Shareholder’s intermediary and intends to pay for the costs of intermediaries to delivery proxy-related materials to non-objecting Beneficial Shareholders.

Voting of Proxies

All Enerflex Common Shares represented at the Enerflex Special Meeting by a properly executed proxy will be voted on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the proxy, the Enerflex Common Shares represented by the proxy will be voted or withheld from voting in accordance with such specification. In the absence of any such specification or instruction, the persons whose names appear on the form of proxy, if named as proxies, will vote in favour of the Share Issuance Resolution.

The enclosed proxy form confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Special Meeting and any other matters which may properly be brought before the Enerflex Special Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by Law, whether or not the amendment, variation, or other matter that comes before the Enerflex Special Meeting is contested. As of the date hereof, management of Enerflex is not aware of any amendments, variations or other matters to be presented for action at the Enerflex Special Meeting. If, however, amendments, variations or other matters properly be brought before the Enerflex Special Meeting, the persons designated in the form of proxy will vote thereon in accordance with their judgment under the discretionary authority conferred by such proxy with respect to such matters.

Voting Shares and Principal Holders

The Enerflex Board has fixed September 9, 2022 as the Record Date. If you held Enerflex Common Shares as at the close of business on September 9, 2022, you are entitled to receive notice of and vote your Enerflex Common Shares at the Enerflex Special Meeting on October 11, 2022, or at a reconvened meeting if the Enerflex Special Meeting is postponed or adjourned. Each Enerflex Common Share carries one vote on each item to be voted on at the Enerflex Special Meeting. As of September 8, 2022, there were 89,680,965 Enerflex Common Shares issued and outstanding.

To the knowledge of the Enerflex Board and of the executive officers of Enerflex, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of Enerflex.

OTHER BUSINESS

The Enerflex Board and management are not aware of any other business to come before the Enerflex Special Meeting other than the matters referred to in the Notice of Special Meeting. However, if any other matter properly is brought or comes before the Enerflex Special Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Special Meeting and with respect to other matters that may properly be brought before the Enerflex Special Meeting.

ADDITIONAL INFORMATION

Additional information relating to Enerflex is available on SEDAR at www.sedar.com and on Enerflex’s website at www.enerflex.com. The information contained on Enerflex’s website is not incorporated by reference in, or in any way part of, this Management Information Circular. You should not rely on such information in deciding whether to approve the Share Issuance Resolution unless such information is in this Management Information Circular or has been incorporated by reference in this Management Information Circular.

Financial information relating to Enerflex is included in the Enerflex Annual Financial Statements and Enerflex Annual MD&A and the Enerflex Interim Financial Statements and Enerflex Interim MD&A, copies of which are filed on SEDAR and can also be obtained upon written request delivered to Enerflex at Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada, T2G 0K3, Attention: Office of the Corporate Secretary and Associate General Counsel, or by calling Enerflex at 403.261.4280. Upon request, Enerflex will promptly provide a copy of any document expressly incorporated by reference in this Management Information Circular to a securityholder of Enerflex free of charge.

APPROVAL

The contents and sending of the Notice of Special Meeting and this Management Information Circular have been approved by the Enerflex Board.

APPENDIX A

RESOLUTION TO BE APPROVED AT THE ENERFLEX SPECIAL MEETING

Share Issuance Resolution

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The issuance by Enerflex Ltd. (“Enerflex”) of up to an aggregate of 34,018,055 common shares (“Enerflex Common Shares”) in the capital of Enerflex (the “Aggregate Enerflex Shares”), pursuant to and in accordance with the terms of the agreement and plan of merger dated as of January 24, 2022 (the “Merger Agreement”) by and among Enerflex, Enerflex US Holdings Inc. (“Merger Sub”), a direct wholly-owned Subsidiary of Enerflex, and Exterran Corporation (“Exterran”), representing 1.021 common shares in the capital of Enerflex for each share of common stock, par value U.S. $0.01 of Exterran outstanding prior to the effective time of the transaction to be completed pursuant to the Merger Agreement, anticipated to be up to 34,013,055 Enerflex Common Shares and up to an additional 5,000 Enerflex Common Shares that may be issuable to accommodate the effects of rounding or other administrative purposes, is hereby authorized and approved.

2.

The Aggregate Enerflex Shares will, when issued, be validly issued as fully paid and non-assessable common shares in the capital of Enerflex and, where applicable, the registrar and transfer agent of the Enerflex Common Shares from time to time is hereby authorized upon receipt of a direction from any one director or officer of Enerflex to countersign and deliver certificates, or other evidence of issuance, in respect of the Aggregate Enerflex Shares.

3.

The Merger Agreement, the actions of the directors of Enerflex in approving the Merger Agreement and the actions of the directors and officers of Enerflex in executing and delivering the Merger Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

Notwithstanding that this ordinary resolution has been duly passed by the shareholders of Enerflex, the directors of Enerflex are hereby authorized and empowered, in their sole discretion, without further notice to, or approval of, the Enerflex Shareholders (i) to amend the Merger Agreement, to the extent permitted thereby; and (ii) subject to the terms of the Merger Agreement, to not proceed with the transactions contemplated by the Merger Agreement or otherwise give effect to these resolutions.

5.

Any one director or officer of Enerflex be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of Enerflex all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to these resolutions.”

A-1

APPENDIX B

MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER

by and among

ENERFLEX LTD.,

ENERFLEX US HOLDINGS INC.,

and

EXTERRAN CORPORATION

Dated as of January 24, 2022

This AGREEMENT AND PLAN OF MERGER, dated as of January 24, 2022 (this “Agreement”), by and among Enerflex Ltd., a Canadian corporation (“Parent”), Enerflex US Holdings Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Merger Sub”), and Exterran Corporation, a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are sometimes hereinafter referred to individually as a “Party” and collectively, the “Parties”.

WITNESSETH:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct, wholly-owned Subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend that the stockholders of the Company adopt this Agreement and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholder Meeting;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that it is in the best interests of Parent to enter into this Agreement, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Debt Financing, and (c) resolved to recommend that the shareholders of Parent approve the issuance of Parent Common Shares in connection with the Merger (the “Parent Share Issuance”) and directed that such matter be submitted for consideration of the shareholders of Parent at the Parent Shareholder Meeting;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement and directed that such matter be submitted for consideration of the sole stockholder of Merger Sub;

WHEREAS, in order to induce Parent to enter into this Agreement, EGI-Fund B, L.L.C., EGI-Fund C, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C., and EGI-Fund (11-13) Investors, L.L.C., and each of the directors and executive officers of the Company are executing certain voting and support agreements (the “Company Voting Agreements”), providing that, among other things, subject to the terms and conditions set forth therein, such parties will support the transactions contemplated by this Agreement;

WHEREAS, in order to induce the Company to enter into this Agreement, each of the directors and executive officers of Parent are executing certain voting and support agreements (the “Parent Voting Agreements”) providing that, among other things, subject to the terms and conditions set forth therein, such parties will support the transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income Tax purposes, it is intended that (a) the Merger shall qualify (i) as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) for an exception to the general rule of Section 367(a)(1) of the Code, and (b) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE 1

THE MERGER

1.1	The Merger.

On the terms and subject to the conditions set forth in this Agreement at the Effective Time and in accordance with the DGCL, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware Law as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct wholly-owned Subsidiary of Parent.

1.2	Closing.

The closing of the Merger (the “Closing”) shall take place (a) at the offices of Norton Rose Fulbright US LLP, 1301 McKinney Street, Suite 5100, Houston, TX 77010, at 10:30 a.m., Central time, or remotely by exchange of documents and signatures (or their electronic counterparts) on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); or (b) at such other place, time and date as the Company and Parent may agree in writing; provided, that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 6 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), then the Closing shall take place instead on the earlier to occur of (x) any Business Day to be specified by Parent to the Company on no less than two (2) Business Days’ written notice to the Company and (y) the next Business Day after the last day of the Marketing Period, but in each case subject to the satisfaction or waiver of the conditions set forth in Article 6 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing). Notwithstanding anything in this Agreement to the contrary, in no event shall the Closing Date be prior to May 4, 2022. The date on which the Closing actually occurs is referred to as the “Closing Date”.

1.3	Effective Time.

Subject to the provisions of this Agreement, at the Closing, the Company shall cause a certificate of merger in connection with the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Company and Merger Sub in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being herein referred to as the “Effective Time”).

1.4	Effects of the Merger.

The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

1.5	Organizational Documents of the Surviving Corporation.

At the Effective Time: (a) the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such certificate of incorporation; and (b) the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and such bylaws.

1.6	Directors and Officers of the Surviving Corporation.

The directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal and the officers of Merger Sub as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE 2

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

2.1	Effect of the Merger on Capital Stock.

(a)	At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i)

Conversion of Company Common Stock. Each share of Company Common Stock that is outstanding immediately prior to the Effective Time, but excluding Excluded Shares, shall be converted automatically into the right to receive a number of Parent Common Shares equal to the Exchange Ratio (the “Merger Consideration”, subject to Section 2.1(d) with respect to fractional Parent Common Shares and Section 2.2(c) with respect to dividends or distributions). All shares of Company Common Stock that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) shall be automatically cancelled and cease to exist on the conversion thereof, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration (including the right to receive, pursuant to Section 2.1(d), the Fractional Share Cash Amount and, pursuant to Section 2.2(c), dividends or distributions) into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1(a)(i).

(ii)

Treatment of Excluded Shares. Each share of Company Common Stock that is owned by the Company (as treasury stock or otherwise), Parent or Merger Sub immediately prior to the Effective Time, other than shares held on behalf of third parties, shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. The shares described in this Section 2.1(a)(ii) are referred to herein as the “Excluded Shares”.

(iii)

Conversion of Merger Sub Common Stock. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b)

No Dissenters’ Rights. In accordance with Section 262 of the DGCL, no dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

(c)

Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or the outstanding Parent Common Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change.

(d)	No Fractional Shares.

(i)

No fractional Parent Common Shares shall be issued in connection with the Merger and no certificates or scrip representing fractional Parent Common Shares shall be delivered on the conversion of shares of Company Common Stock pursuant to Section 2.1(a)(i). Each holder of shares of Company Common Stock who would otherwise have been entitled to receive as a result of the Merger a fraction of a Parent Common Share (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu of such fractional Parent Common Share, cash (without interest) in an amount (rounded to the nearest cent) representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of the aggregate number of fractional Parent Common Shares that would otherwise have been issuable to such holders as part of the Merger Consideration (the “Fractional Share Cash Amount”).

(ii)

As soon as practicable after the Effective Time, the Exchange Agent shall, on behalf of all such holders of fractional Parent Common Shares, effect the sale of all such Parent Common Shares that would otherwise have been issuable as part of the Merger Consideration at the then-prevailing prices on the NYSE or Nasdaq, as applicable, or the TSX. After the proceeds of such sale have been received, the Exchange Agent shall determine the applicable Fractional Share Cash Amount payable to each applicable holder and shall make such amounts available to such holders in accordance with Section 2.2(b). The Parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(iii)

No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Parent Common Share that would otherwise have been issuable as part of the Merger Consideration.

(e)

Issuance of Compensatory Shares. In order to compensate Parent for the issuance by Parent of the Parent Common Shares required to be issued pursuant to the Merger, the Surviving Corporation shall issue to Parent a number of shares of common stock of the Surviving Corporation equal to the number of shares of Company Common Stock cancelled in exchange for the right to receive the Merger Consideration pursuant to Section 2.1(a)(i).

2.2	Exchange of Certificates.

(a)

Exchange Agent. Prior to the Effective Time, Parent and Merger Sub shall designate Parent’s transfer agent or a bank or trust company to serve as exchange agent hereunder and approved in advance by the Company in writing (which approval shall not be unreasonably withheld, conditioned or delayed) (the “Exchange Agent”). Prior to the Effective Time, Parent shall, on behalf of Merger Sub, deposit or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of shares of Company Common Stock, evidence of Parent Common Shares in book-entry form representing the number of Parent Common Shares sufficient to deliver the aggregate Merger Consideration deliverable pursuant to Section 2.1(a)(i). Parent agrees to deposit, or cause to be deposited, with the Exchange Agent from time to time, as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.2(c). Any such cash and book-entry shares deposited with the Exchange Agent shall be referred to as the “Exchange Fund”.

(b)	Payment Procedures.

(i)

As soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) Business Day following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares were converted into the right to receive the Merger

Consideration pursuant to Section 2.1, (A) a letter of transmittal, in form and substance reasonably satisfactory to the Company (which approval shall not be unreasonably withheld, conditioned or delayed), with respect to Book-Entry Shares (to the extent applicable) and Certificates (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only on delivery of Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may mutually reasonably agree), and (B) instructions for use in effecting the surrender of Book-Entry Shares (to the extent applicable) or Certificates (or effective affidavits of loss in lieu thereof) in exchange for the Merger Consideration.

(ii)

On surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book- Entry Shares to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Exchange Agent, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor, and the Exchange Agent shall be required to promptly deliver to each such holder, the Merger Consideration, into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Article 2 (together with any Fractional Share Cash Amount and any dividends or other distributions payable pursuant to Section 2.2(c)). No interest shall be paid or accrued on any amount payable on due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established that such Tax either has been paid or is not required to be paid.

(iii)

The Parties and any other Person that has any withholding obligation with respect to any payment made pursuant to this Agreement as determined by such Party or person in good faith shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any payment such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction and withholding was made. The Parties shall use reasonable best efforts to reduce or eliminate withholding tax in connection with any payment made pursuant to Section 7.3 hereof to the extent permitted by applicable Law.

(c)

Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Shares shall be paid to the holder of any unsurrendered shares of Company Common Stock to be converted into Parent Common Shares pursuant to Section 2.1(a)(i) until such holder shall surrender such shares of Company Common Stock in accordance with this Section 2.2. After the surrender in accordance with this Section 2.2 of a share of Company Common Stock to be converted into Parent Common Shares pursuant to Section 2.1(a)(i), the holder thereof shall be entitled to receive (in addition to the Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this Article 2) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Parent Common Shares represented by such share of Company Common Stock, less such withholding or deduction for any Taxes required by applicable Law. Until the holders of any unsurrendered shares of Company Common Stock surrender such shares of Company Common Stock in accordance with this Section 2.2, each unsurrendered share of Company Common Stock shall represent only the right to receive, upon surrender, the Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this Article 2, and the holders of such unsurrendered shares of Company Common Stock shall have no rights as a stockholder of the Company or the Surviving Corporation. After and only after surrender in accordance with this Section 2.2, the record holder thereof shall be entitled to receive any dividends or other distributions, without interest thereon, which theretofore had become payable with respect to the whole Parent Common Shares that the shares of Company Common Stock represented by such unsurrendered certificate have been converted into the right to receive.

(d)

Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, valid Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Exchange Agent for transfer or any other reason, such Certificates or Book-Entry Shares shall be cancelled and the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the consideration to which such holder is entitled pursuant to this Article 2.

(e)

Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of Company Common Stock on the first anniversary of the Effective Time shall thereafter be delivered, at the direction of Surviving Corporation, to Parent on demand, and any former holders of shares of Company Common Stock who have not surrendered their shares in accordance with this Article 2 shall thereafter look only to Parent for payment of their claim for the Merger Consideration (together with the Fractional Share Cash Amount and any dividends or other distributions payable pursuant to Section 2.2(c)) without any interest thereon, on due surrender of their shares.

(f)

No Liability. None of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any Parent Common Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official or Governmental Entity pursuant to any abandoned property, escheat or similar Law. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock as of immediately prior to the date on which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity shall cease to represent any claim of any kind or nature and shall be deemed to be surrendered for cancellation to Parent.

(g)

Investment of Exchange Fund. The Exchange Agent may invest any or all cash included in the Exchange Fund as reasonably directed by Parent; provided, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to this Article 2, and following any losses from any such investment, Parent shall promptly provide, on behalf of the Surviving Corporation, any additional funds necessary to satisfy its obligations hereunder to the Exchange Agent for the benefit of the holders of shares of Company Common Stock. Any interest and other income resulting from such investments shall be paid to or at the direction of Parent pursuant to Section 2.2(e).

(h)

Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, on the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (together with the Fractional Share Cash Amount and any dividends or other distributions deliverable pursuant to Section 2.2(c)) payable in accordance with Section 2.1 with respect to the shares of Company Common Stock represented by such lost, stolen or destroyed Certificate.

2.3	Treatment of Company Equity Awards.

(a)

Each award of shares of Company Common Stock granted subject to any vesting, forfeiture or other lapse restrictions (each, a “Company Restricted Share Award”) that is outstanding as of immediately prior to the Effective Time, shall, at the Effective Time, be assumed by and remain at the Surviving Corporation and shall be converted into a restricted share award (a “Parent Restricted Share Award”) in respect of that number of Parent Common Shares (rounded to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to such Company Restricted Share Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as expressly provided in this Section 2.3(a), each such Parent Restricted Share Award shall be subject to the same terms and conditions (including settlement terms) as applied to the corresponding Company Restricted Share Award immediately prior to the Effective Time.

(b)

Each award of restricted stock units (excluding any Company Performance Share Award described in Section 2.3(c)) in respect of shares of Company Common Stock (a “Company RSU Award”), whether payable in whole or in part in shares of Company Common Stock or cash, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, be assumed by and remain at the Surviving Corporation and shall be converted into a restricted stock unit award (a “Parent RSU Award”) in respect of that number of Parent Common Shares (rounded to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as expressly provided in this Section 2.3(b), each such Parent RSU Award shall be subject to the same terms and conditions (including settlement terms) as applied to the corresponding Company RSU Award immediately prior to the Effective Time.

(c)

Each award of restricted stock units in respect of shares of Company Common Stock granted subject to performance targets (each, a “Company Performance Share Award”), whether payable in whole or in part in shares of Company Common Stock or cash, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, be assumed by and remain at the Surviving Corporation and shall be converted into a Parent RSU Award in respect of that number of Parent Common Shares (rounded to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to such Company Performance Share Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. For purposes of this Section 2.3(c), the number of shares of Company Common Stock subject to a Company Performance Share Award with a performance period that is incomplete (or that is complete but for which performance is not determinable due to the unavailability of the required data for relative measures) as of the Effective Time shall be determined as if performance had been achieved at the target level (i.e., 100%). After the Effective Time, each such Parent RSU Award granted pursuant to this Section 2.3(c) shall be scheduled to vest, subject to the holder’s continued service with the Surviving Corporation or its Subsidiaries, on the last day of the originally scheduled performance period for the corresponding Company Performance Share Award. Except as expressly provided in this Section 2.3(c) each such Parent RSU Award shall be subject to the same terms and conditions (including settlement terms) as applied to the corresponding Company Performance Share Award immediately prior to the Effective Time.

(d)

Prior to the Effective Time, the Company, through the Company Board or an appropriate committee thereof, shall adopt such resolutions as may reasonably be required to effectuate the actions contemplated by this Section  2.3.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents furnished or filed at least five (5) Business Days prior to the date of this Agreement (excluding any disclosures set forth in any “risk factors” section, “quantitative and qualitative disclosures about market risk” section, or in any “forward-looking statements” section and any other disclosures contained or referenced therein of information, factors or risks that are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) in the corresponding numbered section of the disclosure schedules delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedules”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedules shall be deemed disclosed with respect to any other section or subsection of this Agreement and the Company Disclosure Schedules solely to the extent that the relevance thereof to such other section or subsection is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows as of the date of this Agreement and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date):

3.1	Qualification, Organization, Subsidiaries.

(a)

(i) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the state of Delaware. The Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to be material to the Company

(ii) Except as would not reasonably be expected to be material to the applicable Material Subsidiary, each of the Company’s Material Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of incorporation or organization, as applicable. Each of the Company’s Material Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company’s Material Subsidiaries is qualified to do business in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to be material to the Material Subsidiary, as applicable.

(b)

All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company’s Subsidiaries, is owned directly or indirectly by the Company, have been validly issued, where applicable, are fully paid and non-assessable and were issued free of pre-emptive rights, and are free and clear of all Liens other than restrictions imposed by applicable securities Laws or the Organizational Documents of any such Subsidiary or any Permitted Liens. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of the Company’s Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company’s Subsidiaries.

(c)

Except for the capital stock and voting securities of, and other equity interests in, the Company’s Subsidiaries, none of the Company or the Company’s Subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any Person.

(d)

The Company has made available to Parent true, complete and correct copies of the Organizational Documents of the Company and of each other entity in which the Company owns directly or indirectly an equity interest of less than 100%, each as amended prior to the date of this Agreement, and each as made available to Parent is in full force and effect.

3.2	Capitalization.

(a)

The authorized capital of the Company consists of 250,000,000 shares of Company Common Stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of 5:00 p.m. Central time on the

Business Day prior to the date hereof (the “Reference Time”), there were (i) 33,198,627 shares of Company Common Stock issued and outstanding (which includes 65,187 shares of Company Common Stock issued pursuant to Company Restricted Share Awards); (ii) 4,746,967 shares of Company Common Stock are issued and held in the treasury of the Company; (iii) no shares of Company preferred stock are issued and outstanding and there are no shares of Company preferred stock held in treasury; (iv) 7,058 shares of Company Common Stock are reserved for issuance upon vesting of previously issued Company RSU Awards; (v) 120,730 shares of Company Common Stock reserved for issuance upon the settling of any phantom units granted under the Company’s 2020 Omnibus Incentive Plan; and (vi) no shares of Company Common Stock are reserved for issuance upon vesting of previously issued Company Performance Share Awards. Except as set forth in Section 3.2(a), as of the date of this Agreement, the Company does not have any shares of its capital stock issued or outstanding, other than shares of Company Common Stock that have become outstanding after the Reference Time, which were reserved for issuance as of the Reference Time as set forth in Section 3.2(a)(iv). Except as set forth in Section 3.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock of the Company to which the Company or any of the Company Subsidiaries is a party obligating the Company to (i) issue, transfer or sell any shares of capital stock of the Company or securities convertible into, exercisable for or exchangeable for such shares, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, or (iii) redeem or otherwise acquire any such shares of capital stock. The Company does not have any outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized and validly issued as fully paid and non-assessable, and are not subject to and were not issued in violation of any pre-emptive or similar right, purchase option, call or right of first refusal or similar right.

(b)

Section 3.2(b) of the Company Disclosure Schedules sets forth as of the date of this Agreement a list of each outstanding Company Equity Award granted under the Company stock plans and: (A) the name of the holder of such Company Equity Award; (B) the number of shares of Company Common Stock subject to such outstanding Company Equity Award; (C) if applicable, the exercise price, purchase price, or similar pricing of such Company Equity Award; (D) the date on which such Company Equity Award was granted or issued; (E) the applicable vesting, repurchase, or other lapse of restrictions schedule, and the extent to which such Company Equity Award is vested and exercisable as of the date hereof; and (F) with respect to Company stock options, the date on which such Company stock option expires.

(c)

(i) All outstanding shares of capital stock, voting securities or other ownership interests of each Material Subsidiary are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized and validly issued as fully paid and non-assessable, and are not subject to and were not issued in violation of any pre-emptive or similar right, purchase option, call or right of first refusal or similar right. All outstanding shares of stock of each Material Subsidiary and all other outstanding shares of capital stock, voting securities or other ownership interests of each Subsidiary have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(ii) All outstanding shares of Company Common Stock, all outstanding Company Equity Awards, and all other outstanding shares of capital stock, voting securities have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(d)

Except as set forth in Section 3.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock of any of the Company’s Subsidiaries to which the Company or any of the Company’s Subsidiaries is a party obligating any of the Company’s Subsidiaries to (i) issue, transfer or sell any shares of capital stock of any of the Company’s Subsidiaries or securities convertible into, exercisable for or exchangeable for such shares, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, or (iii) redeem or otherwise acquire any such shares of capital stock. All outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws. None of the Company’s Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the stockholders of the Company or a Company Subsidiary on any matter.

(e)

Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter. No Subsidiary of the Company owns any capital stock of the Company. Except for its interests (i) in its Subsidiaries and (ii) in any Person in connection with any joint venture, partnership or other similar arrangement with a third party, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in any Person.

(f)

Except for the Company Voting Agreements, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or issuance, or restricting the transfer of, or providing registration rights with respect to the capital stock of the Company or any of its Subsidiaries.

(g)

Section 3.2(g) of the Company Disclosure Schedules lists each Subsidiary of the Company, its jurisdiction of organization and the percentage of its equity interests directly or indirectly held by the Company.

3.3	Corporate Authority Relative to This Agreement; Consents and Approvals; No Violation.

(a)

The Company has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b)

The Company Board at a duly called and held meeting has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement (the “Company Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholder Meeting.

(c)

The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company do not and will not require the Company or any of its Subsidiaries to procure, make or provide prior to the Closing Date any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign, state, provincial, territorial or local governmental or regulatory agency, commission, court, arbitrator, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the Certificate of Merger, (ii) compliance with any applicable requirements of any U.S. or foreign Antitrust Laws, (iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the US Registration Statement (including the Proxy Statement/Prospectus), (iv) compliance with the rules and regulations of the NYSE, (v) compliance with any applicable foreign or state securities or blue sky Laws and (vi) the other consents, approvals or notices set forth on Section 3.3(c) of the Company Disclosure Schedules (clauses (i) through (vi), collectively, the “Company Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)

Assuming compliance with the matters referenced in Section 3.3(c) and receipt of the Company Approvals and the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the Organizational Documents of (A) the Company or (B) any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding on or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, (iii) require any consent, waiver or approval, result in any violation of, or default (or an event that with or without notice or lapse of time or both would become a default) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, instrument, permit, concession, franchise, right or license binding on the Company or any of its Subsidiaries, or (iv) result in the creation of a Lien (other than Permitted Lien), other than, in the case of clauses (ii), (iii) and (iv), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.4	Reports and Financial Statements.

(a)

The Company has filed or furnished, on a timely basis, all forms, statements, certifications, documents, correspondence, registrations, and reports required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2018 (the forms, statements, certifications, documents and reports so filed or furnished by the Company and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, including exhibits, schedules thereto and all other information incorporated by reference, the “Company SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and no Company SEC Document as of its date (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such amended or superseding filing) contained, and no Company SEC Documents filed with or furnished to the SEC subsequent to the date of this Agreement will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents. None of the Company’s Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.

(b)

The Company and each Material Subsidiary has filed or furnished, on a timely basis (taking into account any relevant extensions), all material forms, statements, certifications, documents, correspondence, registrations, and reports required to be filed or furnished by it with any Governmental Entity since December 31, 2018 (the “Company Governmental Filings”), except where the failure to so file or furnish the Company Governmental Filings is not or would not reasonably be expected to be material to the Company or any Material Subsidiary. The Company Governmental Filings complied in all material respects with applicable Laws. No Company Governmental Filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)

The Company is in all material respects in compliance with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company. There (i) is no unresolved violation, criticism, or exception by any regulatory agency with respect to any report or statement relating to any examinations or inspections of the Company or any Company Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any regulatory agency with respect to the business, operations, policies or procedures of the Company or any Company Subsidiary since December 31, 2018.

(d)

The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (or, if any such Company SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Company SEC Document) (i) have been prepared from, and are in accordance with, the books and records of the Company and the Company Subsidiaries, (ii) fairly presented, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iv) and were prepared, in all material respects, in conformity with GAAP (except, in the case of the unaudited financial statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since December 31, 2018, no independent public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e)

Section 3.4(e) of the Company Disclosure Schedules lists and describes any amounts of cash or funds that are subject to any restrictions on transfer or that otherwise cannot be transferred to the equity holders of the Company at will or without incurring material costs, Taxes or penalties, such as cash held by Company Subsidiaries that are subject to foreign exchange restrictions by foreign governments.

3.5	Internal Controls and Procedures.

(a)

The Company has established and maintains disclosure controls and procedures as required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are effective in providing reasonable assurance that all information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(b)

The Company maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company in all material respects, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, that access to assets is permitted only in accordance with authorizations of management and directors of the Company and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. The records, systems, controls, data and information of the Company and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or a wholly-owned Subsidiary of the Company or its accountants, except as would not reasonably be expected to materially and adversely affect or disrupt the Company’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.

(c)

The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such controls were effective. The Company has disclosed, based on its most recent evaluation of its internal controls prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. As of the date of its most recent audited financial statements, neither the Company nor its auditors had identified any significant deficiencies or material weaknesses in its internal controls over financial reporting and, as of the date of this Agreement, to the Knowledge of the Company, nothing has come to the auditors’ attention, that has caused it to believe that there are any material weaknesses or significant deficiencies in such internal controls. To the Company’s Knowledge, since December 31, 2018, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. To the Company’s Knowledge, since December 31, 2018, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

3.6	No Undisclosed Liabilities.

Except (a) as disclosed, reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2021, and the footnotes to such consolidated balance sheet, in each case set forth in the Company’s report on Form 10-Q for the fiscal year ended September 30, 2021, (b) as expressly permitted or contemplated by this Agreement, (c) for liabilities or obligations that have been discharged or paid in full, (d) for liabilities arising in connection with obligations under any existing Contract that did not arise or result from a breach or a default of such Contract, or (e) for liabilities and obligations incurred in the Ordinary Course of Business since September 30, 2021 that, individually or in the aggregate, are not material to the Company, neither the Company nor any Subsidiary of the Company has any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries. None of the Company nor its Subsidiaries has any obligation or other commitment to become a party to any material “off-balance sheet” arrangements in the future.

3.7	Compliance with Law; Permits.

(a)

The Company and its Subsidiaries are, and since December 31, 2018 have been, in material compliance with and not in default under or in violation of all applicable Laws, including any federal, state, provincial, local and foreign law, statute, ordinance, rule, resolutions, determinations, injunctions, common law rulings, awards (including awards of any arbitrator) regulation, judgment, Order, injunction or decree of any Governmental Entity, in the U.S. and foreign jurisdictions (collectively, “Laws” and each, a “Law”) applicable to the Company and its Subsidiaries.

(b)

The Company and its Subsidiaries are in possession of all material franchises, grants, concessions, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, tariffs, qualifications, registrations and Orders of any Governmental Entities (“Permits”) necessary for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (such Permits, the “Company Permits”). All Company Permits are in full force and effect and are not subject to any suspension, cancellation, non-renewal, adverse modifications, administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof, and the Company and each of its

Subsidiaries is in compliance with the terms and requirements of such Company Permit, except where the failure to be in full force and effect or in compliance would not reasonably be expected to be material to the Company or any of its Material Subsidiaries.

(c)

Since December 31, 2018, neither the Company nor any of its Subsidiaries has received any written notice that the Company or its Subsidiaries is in material violation of any Law applicable to the Company or any of its Subsidiaries or any Permit. There are no Actions pending, threatened in writing or, to the Knowledge of the Company, otherwise threatened that would reasonably be expected to result in the revocation, withdrawal, suspension, non-renewal, termination, revocation, or adverse modification or limitation of any such Permit material to the Company or any of its Material Subsidiaries.

(d)	The Company, including any Subsidiaries or Affiliates, is not a TID U.S. Business, as such term is defined in 31 C.F.R. § 800.248.

3.8	Anti-Corruption; Anti-Bribery; Anti-Money Laundering.

(a)

The Company, its Subsidiaries and, to the Knowledge of the Company, each of their employees, directors, officers, agents and each other Person acting on behalf of the Company or its Subsidiaries are in all respects compliant with and for the past five (5) years, have complied with (i) the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws (“Anti-Corruption Laws”) of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent or other representative thereof is conducting or has conducted business on behalf of the Company or any of its Subsidiaries. The Company and its Subsidiaries have since December 31, 2018 (x) instituted policies and procedures that are reasonably designed to ensure compliance in all material respects with the FCPA and other applicable Anti-Corruption Laws and (y) maintained such policies and procedures in full force and effect in all material respects.

(b)

None of the Company, its Subsidiaries or, to the Knowledge of the Company, any of their directors, officers and employees and each other Person acting on behalf of the Company or its Subsidiaries has, in the past five (5) years, directly or indirectly, violated any, or been subject to actual or, to the Knowledge of the Company, pending or threatened Action alleging violations on the part of any of the foregoing Persons of the FCPA or Anti- Corruption Laws or any terrorism financing Law.

(c)

None of the Company, its Subsidiaries or, to the Knowledge of the Company, any of their directors, officers, employees or any other Person acting on behalf of the Company or its Subsidiaries has, in the past five (5) years: (i) directly or indirectly, paid, offered or promised to pay, or authorized or ratified the payment of any monies, gifts or anything of value (A) which would violate any applicable Anti-Corruption Law, including the FCPA, or (B) to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of (x) influencing any act or decision of such official or of any Governmental Entity, (y) to obtain or retain business, or direct business to any Person or (z) to secure any other improper benefit or advantage; (ii) established or maintained any unlawful fund of monies or other assets of the Company or any of the Company Subsidiaries; (iii) made any fraudulent entry on the books or records of the Company or any of the Company Subsidiaries; (iv) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Company or any of the Company Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of the Company Subsidiaries; or (v) aided, abetted, caused (directly or indirectly), participated in, or otherwise conspired with, any Person to violate the terms of any Order or applicable Law.

3.9	Sanctions.

(a)

The Company and each of its Subsidiaries are and, in the past five (5) years have been, in all material respects in compliance with all applicable economic sanctions and export control Laws (collectively “Export and Sanctions Regulations”) in the United States and in other jurisdictions in which the Company or any of its Subsidiaries do business or are otherwise subject to such jurisdiction.

(b)

None of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of any of the Company or its Subsidiaries, in their capacity as such, is currently, or has been in the past five (5) years: (i) a Sanctioned Person or (ii) engaging in any dealings or transactions with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country, to the extent such activities would cause the Company to violate applicable Export and Sanctions Regulations in the United States or in other jurisdictions in which the Company or any of its Subsidiaries do business or are otherwise subject to such jurisdiction.

(c)

For the past five (5) years, the Company and its Subsidiaries have (i) instituted policies and procedures that are reasonably designed to ensure compliance, in all material respects, with the Export and Sanctions Regulations in each jurisdiction in which the Company and its Subsidiaries operate or are otherwise subject to jurisdiction and (ii) maintained such policies and procedures in full force and effect, in all material respects.

(d)

For the past five (5) years, neither the Company nor any of its Subsidiaries (i) has been found in violation of, charged with or convicted of, any Export and Sanctions Regulations, (ii) to the Knowledge of the Company, is under investigation by any Governmental Entity for possible violations of any Export and Sanctions Regulation, (iii) has been assessed civil penalties under any Export and Sanctions Regulations or (iv) has filed any voluntary disclosures with any Governmental Entity regarding possible violations of any Export and Sanctions Regulations.

3.10	Environmental Laws and Regulations.

Except as would not reasonably be expected to be material to the Company or any of its Material Subsidiaries, (i) the Company and its Subsidiaries have, for the past five (5) years, conducted their respective businesses in compliance in all respects with all applicable Environmental Laws, (ii) for the past five (5) years, neither the Company nor any of its Subsidiaries has received any written notices, demand letters or written requests for information from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of or has liability under any Environmental Law and there are no Actions pending, or to the Knowledge of the Company threatened in writing, against the Company or any of its Subsidiaries alleging any violation of or liability relating to any Environmental Law, in each case other than with respect to matters that have been fully resolved; (iii) there has been no treatment, storage, disposal, release or migration of any Hazardous Substance generated or used by the Company or its Subsidiaries for the past five (5) years, or, to the Knowledge of the Company, by any third party in violation of or as would reasonably be expected to result in liability under any applicable Environmental Law at, to or from any properties currently or formerly owned or leased or held under concession by the Company or any of its Subsidiaries or any predecessor; (iv) neither the Company nor any Subsidiary is subject to any agreement, Order, judgment, decree or agreement by or with any Governmental Entity or other third party imposing any liability or obligation relating to any Environmental Law and there are no facts, conditions or circumstances that would reasonably be expected to form the basis for any such agreement, Order, judgment or decree; and (v) neither the Company nor any of its Subsidiaries has provided any indemnity regarding, or otherwise become subject to, any liability of any third party arising under Environmental Laws.

3.11	Employee Benefit Plans; Labor Matters.

(a)	Section 3.11(a) of the Company Disclosure Schedules lists all material Company Benefit Plans.

(b)

Each Company Benefit Plan (including any related trusts) has been established, maintained and administered in material compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto and all material premiums required by contract or Law to be paid, all material benefits, expenses and other amounts due and payable and all material contributions, transfers or payments required to be made to or under the terms of any Company Benefit Plan prior to the date hereof have been timely made, paid or accrued in accordance with GAAP and are reflected, to the extent required, in the Company’s financial statements. To the Knowledge of the Company, no material fact, event or omission has occurred which would reasonably be expected to cause any Company Benefit Plan to lose its qualification to provide Tax-favored benefits under applicable Law including the Code (including under, Sections 105, 106, 125, 132, 137 or 401(a) of the Code).

(c)

No employee benefit plan of the Company, its Subsidiaries or its ERISA Affiliates is (i) a “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA, (ii) a plan subject to Title IV of ERISA or Section 412, 430 or 4971 of the Code, (iii) a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or (iv) a plan to which the Company is required to contribute pursuant to a collective agreement, participation agreement, any other agreement or statute or municipal by-law and which is not maintained or administered by the Company or its Affiliates, and none of the Company, its Subsidiaries or any of its ERISA Affiliates has, at any time during the last six (6) years, contributed to, been obligated to contribute to or incurred any liability with respect to, any such plan.

(d)

For each Company Benefit Plan intended to be “qualified” under Section 401(a) of the Code, the Company has received a favorable determination letter from the Internal Revenue Service or is entitled to rely on a favorable opinion or advisory letter issued by the Internal Revenue Service and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan under Section 401(a) of the Code, No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e)

No Company Benefit Plan provides health or other welfare benefits after retirement or other termination of employment for current, former or future retired or terminated employees, their spouses, or their dependents (other than (i) continuation coverage required under Section 4980B(f) of the Code or other similar applicable Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee), (iii) death benefits when termination occurs upon death or (iv) benefits provided during any applicable severance period).

(f)

There are no pending, threatened or, to the Knowledge of the Company, anticipated claims, including any audit or inquiry by the Internal Revenue Service or Department of Labor (other than claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto and, to the Knowledge of the Company, no set of circumstances exists which may reasonably give rise to a valid claim or lawsuit against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that would reasonably be expected to result in any material liability of the Company or any of its Subsidiaries or to the U.S. Pension Benefit Guaranty Corporation, the Internal Revenue Service, the U.S. Department of Labor, any participant in a Company Benefit Plan, or any other Person. Neither the Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the Internal Revenue Service, the Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan that remains unresolved, and to the Knowledge of the Company, no plan defect including, any defect that would qualify for correction under any such program, exists.

(g)

None of the Company, its Subsidiaries or any of its ERISA Affiliates, or any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that would reasonably be expected to subject any of the Company Benefit Plans or their related trusts, the Company, any of its Subsidiaries, any of its ERISA Affiliates or any Person to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(h)

Section 3.11(h) of the Company Disclosure Schedules lists each Company Benefit Plan that provides for the payment (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement, including the Merger (either alone or, upon the occurrence of any additional or subsequent event), to any employee, officer or director of the Company or any Subsidiary of the Company who is a “disqualified individual” (as such term is defined in Treasury Regulation §1.280G-1) under any Company Benefit Plan that is reasonably expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). The Company has provided to Parent and Merger Sub preliminary calculations reflecting a good faith estimate of the consequences of Sections 280G and 4999 on any “disqualified individuals” within the meaning of Section 280G of the Code in connection with the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event).

(i)

Except as provided in this Agreement or required by applicable Law, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or director of the Company or any of its Subsidiaries to severance pay, or any other payment from the Company or its Subsidiaries, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation due to any such employee, director or a consultant, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan or (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.

(j)

Except as provided in this Agreement or required by applicable Law, there has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of the Company’s Subsidiaries relating to, or change in employee participation or coverage under, any Company Benefit Plan that could increase materially the expense to the Company and the Company’s Subsidiaries, taken as a whole, of maintaining such plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(k)

All Company Benefit Plans that are subject to Section 409A of the Code are in material compliance, in both form and operation, with the requirements of Section 409A of the Code and the Treasury regulations and guidance thereunder.

(l)

The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate, indemnify or reimburse any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(m)

With respect to each Company Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the Laws of any jurisdiction outside of the United States (a “Non-U.S. Plan”): (i) such plan is, and has been, established, registered, qualified, administered, and funded in compliance in all material respects with the terms thereof and all applicable Laws; (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (iii) all material obligations of the Company and the Company Subsidiaries to or under the plan (whether pursuant to the terms thereof or any applicable Laws) have been satisfied, and there are no outstanding material defaults or violations thereunder by the Company or any Company Subsidiary; (iv) full payment has been made in a timely manner of all material amounts that are required to be made as contributions, payments or premiums to or in respect of any Non-U.S. Plan under applicable Law and the terms of any such plan; (v) no material Taxes, penalties or fees are due by the Company or any Company Subsidiary with respect to any Non-U.S. Plan and (vi) no Non-U.S. Plan is a “defined benefit plan” as defined in Section 3(35) of ERISA (whether or not the Non-U.S. Plan is subject to ERISA).

(n)	The Company and its Subsidiaries are in material compliance with their obligations pursuant to all notification and bargaining obligations arising under any Company Labor Agreements.

(o)

Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries, taken as a whole as of the date of this Agreement, (i) there are no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries; (ii) to the Knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries; (iii) there is no labor dispute or labor arbitration Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (other than, in each case, routine grievances, including those brought by unions or other collectively represented employees, to be heard by the applicable Governmental Entity); and (iv) there is no slowdown, or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to employees of the Company or any of its Subsidiaries.

(p)

Since December 31, 2018, the Company and its Subsidiaries have complied, in all material respects, with applicable Laws with respect to employment and employment practices (including all applicable Laws, rules and regulations regarding wage and hour requirements, employee and worker classification, immigration status, discrimination in employment, harassment, employee health and safety, and collective bargaining).

(q)

The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or similar organization is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby other than any consent, consultation or formal advice, the failure of which to obtain or, in the case of consultation, engage in, would not delay or prevent the consummation of the transactions contemplated by this Agreement or otherwise reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries, taken as a whole as of the date of this Agreement.

3.12	Absence of Certain Changes or Events.

(a)

Since December 31, 2020 (the “Company Balance Sheet Date”) to the date hereof, there has not been any event, change, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)

From the Company Balance Sheet Date, except for the transactions contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business.

3.13	Investigations; Litigation.

Except as set forth in Section 3.13 of the Company Disclosure Schedules, as of the date of this Agreement: (a) there is no investigation or review pending or, to the Company’s Knowledge, threatened by any Governmental Entity with respect to the Company or any of the Company’s Subsidiaries; and (b) there are no Actions pending or, to the Company’s Knowledge, threatened by, against or affecting the Company or any of the Company’s Subsidiaries, or any of their respective assets or properties at law or in equity before, and there are no Orders of, any Governmental Entity against or affecting the Company or any of the Company’s Subsidiaries, or any of their respective assets or properties, in each case, which involve claims by or against the Company or a Company Subsidiary (i) in excess of $500,000, (ii) if no specific dollar amount is claimed, is or would reasonably be expected to result in a claim in excess of $500,000, or (iii) involves any non-monetary claims that, if awarded, would reasonably be expected to be material to the Company or any Material Subsidiary.

3.14	Company Information.

The information supplied or to be supplied by the Company for inclusion in (and including information incorporated by reference in) (a) the proxy statement relating to the Company Stockholder Meeting, which will be used as a prospectus of Parent with respect to the Parent Common Shares issuable in connection with the Merger (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), (b) the US Registration Statement pursuant to which the offer and sale of Parent Common Shares in connection with the Merger will be registered pursuant to the Securities Act and in which the Proxy Statement/Prospectus will be included as a prospectus of Parent (together with any amendments or supplements thereto, the “US Registration Statement”), or (c) the management information circular relating to the Parent Shareholder Meeting (together with any amendments or supplements thereto, the “Management Information Circular”) will not, at the time the Proxy Statement/Prospectus is first mailed to the Company’s stockholders, at the time the Management Information Circular is first mailed to and Parent’s shareholders, at the time of the Company Stockholder Meeting and the Parent Shareholder Meeting or at the time the US Registration Statement (and any amendment or supplement thereto) is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and will at such time be true and complete in all material respects; provided, that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

3.15	Tax Matters.

Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a)

the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them under applicable Law with the appropriate Governmental Entity and all such Tax Returns are true, complete and accurate, in all material respects and were prepared in material compliance with applicable Law;

(b)

the Company and each of its Subsidiaries have paid all material Taxes required to be paid under applicable Law to the appropriate Governmental Entity and have withheld or collected all material Taxes required to be withheld or collected by any of them (including in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, stockholder or other Person), except with respect to matters contested in good faith and for which reserves have been established in accordance with GAAP. All Taxes that have been withheld or collected by the Company or any if its Subsidiaries have been timely remitted to the applicable Governmental Entity in accordance with applicable Law;

(c)

neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the Ordinary Course of Business). Neither the Company nor any of its Subsidiaries has granted in writing any extension or waiver of the limitation period applicable to any material Tax or Tax Return that remains in effect (other than extension or waiver granted in the Ordinary Course of Business);

(d)

there are no outstanding assessments for Taxes and there are no pending or, to the Knowledge of the Company, threatened assessments, audits, examinations, investigations or other proceedings in respect of any material Taxes or Tax Returns of the Company or any of its Subsidiaries, except with respect to matters contested in good faith and for which reserves have been established in accordance with GAAP. Neither the Company nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries, as applicable, does not file a particular Tax Return or pay a particular Tax that indicates that the Company or such Subsidiary is or may be subject required to file such Tax Return or pay such Tax. There are no pending or proposed changes in the income Tax accounting methods of the Company or any of its Subsidiaries;

(e)	there are no Liens for Taxes on any property of the Company or any of its Subsidiaries, except for Permitted Liens;

(f)

neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement, or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, that was purported or intended to be governed by Section 355 of the Code;

(g)	neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(h)

neither the Company nor any of its Subsidiaries (i) is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (A) exclusively between or among the Company and/or its Subsidiaries or (B) not primarily related to Taxes and entered into in the Ordinary Course of Business), (ii) has been a member of an affiliated, consolidated, unitary or combined group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of federal, state, local or non- U.S. Law), as a transferee or successor; and

(i)

neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) cause the stockholders (other than any Excepted Stockholder) of the Company to recognize gain pursuant to Section 367(a)(1) of the Code or (iii) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Merger.

3.16	Intellectual Property; IT Assets; Privacy.

(a)

Section 3.16(a) of the Company Disclosure Schedules sets forth a true, correct and complete list as of the date hereof of all material Registered Intellectual Property owned by the Company and its Subsidiaries (the “Registered Company Intellectual Property”) and all material unregistered trademarks owned by the Company and its Subsidiaries (together with Registered Company Intellectual Property, the “Owned Company Intellectual Property”). Each such material item of Registered Company Intellectual Property is, to the Company’s Knowledge, subsisting and valid and enforceable. No such material Registered Company Intellectual Property (other than any applications for Registered Company Intellectual Property) has expired or been cancelled or abandoned, except in accordance with the expiration of the term of such rights, or in the Ordinary Course of Business based on a reasonable business judgement of the Company.

(b)

The Company and its Subsidiaries (i) own or have a written, valid and enforceable right and license to use all material Intellectual Property used in or necessary for the operation of their respective businesses as currently conducted (the “Company Intellectual Property”) and (ii) own all right, title, and interest in all Owned Company Intellectual Property, free and clear of all Liens (other than Permitted Liens), in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries. No Company Intellectual Property material to any business of the Company and its Subsidiaries is subject to any Order or Contract materially and adversely affecting the Company’s and its Subsidiaries’ ownership, access, or use of, or any rights in or to, any such Intellectual Property.

(c)

Since December 31, 2018, to the Knowledge of the Company, the operation of the businesses of the Company and its Material Subsidiaries has not infringed, violated or otherwise misappropriated any Intellectual Property of any third Person. Since December 31, 2018, (i) to the Knowledge of the Company, no third Person has materially infringed, violated or otherwise misappropriated any Owned Company Intellectual Property and (ii) there has been no pending or asserted claim in writing asserting that the Company or any Material Subsidiary has infringed, violated or otherwise misappropriated, or is infringing, violating or otherwise misappropriating, any Intellectual Property of any third Person.

(d)

The Company and its Subsidiaries have received from each Person (including current and former employees and contractors) who has created or developed any material Owned Company Intellectual Property for or on behalf of the Company or any of its Subsidiaries, a written present assignment of such material Owned Company Intellectual Property to the Company or its applicable Subsidiary.

(e)

The Company and its Subsidiaries own all right, title and interest in and to the Company IT Assets, free and clear of any Liens other than Permitted Liens, except as would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries own or have a written valid and enforceable right to use all IT Assets, except as would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to protect the Company IT Assets from any unauthorized access, use or other security breach and free from any disabling codes or instructions, spyware, trojan horses, worms, viruses, or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of software, data or other materials, or any viruses, Trojan horses, spyware or other malicious code (“Malicious Code”). The Company IT Assets: (i) operate and perform as required by the Company and its Subsidiaries for the operation of their respective businesses, (ii) since December 31, 2018, except as, individually or in the aggregate, would not reasonably expected to result in, material liability to, or material disruption of the business operations of, the Company and its Material Subsidiaries, have not malfunctioned or failed, suffered unscheduled downtime, or, to the Company’s Knowledge, been subject to unauthorized access, use, cyber-attack or other security breach; and (iii) to the Knowledge of the Company, no third party has gained unauthorized access to or misused the Company IT Assets in each case in a manner that has resulted or is reasonably likely to result in (A) material liability, cost or disruption to the business of the Company or any of its Material Subsidiaries, or (B) a duty to notify any Person, which if not notified, would reasonably be expected to result in material cost or liability to the Company or any Material Subsidiary.

(f)

The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material trade secrets owned or purported to be owned by the Company and its Subsidiaries, and to the Knowledge of the Company, no such material trade secrets has been used or discovered by or disclosed to any Person except pursuant to non-disclosure agreements protecting the confidentiality thereof, which agreements, to the Knowledge of the Company, have not been materially breached by the receiving party.

(g)

Since December 31, 2018, the Company and its Subsidiaries have complied with all Privacy Laws and with its and their privacy policies and other contractual commitments relating to privacy, security, collection, storage, transmission, transfer (including cross-border transfers), disclosure, use or processing of personal data (which, as used herein, includes similar terms used in Privacy Laws, such as personal information and personally identifiable information) in their possession or control (collectively, the “Data Protection Requirements”) and all anti-spam Laws. The Company and its Subsidiaries have used commercially reasonable measures, consistent with industry practices, designed to ensure compliance with the Data Protection Requirements. Since December 31, 2018, the Company and its Subsidiaries have not (i) experienced any material actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any material audit, investigation, complaint, or other Action by any Governmental Entity or other Person concerning the Company’s or any of its Subsidiaries’ collection, use, processing, storage, transfer, or protection of personal data or actual, alleged, or suspected material violation of any Data Protection Requirements and to the Company’s Knowledge, there are no material facts or circumstances that would reasonably be expected to give rise to any such Action.

(h)

Since December 31, 2018, the Company and its Subsidiaries have not had any actual disclosure or loss of, or inability to access or account for, or any incident relating to unauthorized access to or acquisition of, any personal data

(“Security Incident”) in their possession or control nor have they received written notice of any Security Incident with respect to personal data in their service provider’s control.

(i)

To the Knowledge of the Company, neither the Company nor any of its Subsidiaries have any threatened or pending Actions, or events or circumstances that are reasonably likely to give rise to material Actions as a result of any Security Incident or material vulnerability.

3.17	Title to Assets; Backlog.

(a)

The Company or one of its Subsidiaries has good and valid title to all material tangible assets owned by the Company or any of its Subsidiaries as of the date of this Agreement, free and clear of all Liens other than Permitted Liens, or good and valid leasehold interests in all material tangible assets leased or subleased by the Company or any of its Subsidiaries as of the date of this Agreement. Except as, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect, all items of equipment and other tangible assets (other than any Company equipment, machinery, fixtures or other tangible assets that is undergoing repairs or maintenance), owned by or leased to and necessary for the operation of the Company are: (i) suitable for the uses to which they are being put; (ii) in good operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with standard industry practice; (iii) adequate for the continued conduct of the businesses of the Company in the manner in which such businesses are currently being conducted without need for replacement or repair, except in the Ordinary Course of Business; and (iv) conform in all material respects with all applicable Laws.

(b)

The Company and its Subsidiaries either possess sufficient inventory of parts, materials and personnel to perform, in all material respects, the obligations within their scheduled delivery dates or such parts or materials have lead times such that the Company and its Subsidiaries can acquire such parts and materials in time to produce and ship or otherwise perform such unsatisfied performance obligations backlog in accordance with the scheduled performance dates.

3.18	Title to Properties.

(a)

Except as would not reasonably be expected to result in material liability to the Company or any of its Material Subsidiaries, each Contract under which the Company or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant (a “Company Real Property Lease”) with respect to material real property leased, subleased, held under concession, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, “Company Leased Real Property”) is valid and binding on the Company or the Subsidiary thereof party thereto, and, to the Knowledge of the Company, each other party thereto. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of the Company Leased Real Property that would reasonably be expected to adversely affect the existing use of the remaining portion of the Company Leased Real Property by the Company or its Subsidiaries in the operation of their business thereon. Except as would not reasonably be expected to result in material liability to the Company or any Material Subsidiary, there is no uncured default by the Company or any of its Subsidiaries under any Company Real Property Lease or, to the Knowledge of the Company, by any other party thereto, and, to the Knowledge of the Company, no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by the Company or any of its Subsidiaries or by any other party thereto. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of termination or cancelation, and to the Knowledge of the Company, no termination or cancelation is threatened, under any material Company Real Property Lease.

(b)

The Company or its Subsidiaries has good and valid title to all of the real property owned by the Company and its Subsidiaries (the “Owned Real Property”) and valid rights of way, easements or licenses over, under and across, the Owned Real Property, free and clear of any Liens (other than the Permitted Liens). Except as would not reasonably be expected to result in material liability to the Company or any Material Subsidiary, all facilities, distribution centers, structures and other buildings situated on the Owned Real Property and Company Leased Real Property are in good condition and repair and are sufficient for the operation of Company’s business in the Ordinary Course of Business.

(c)

Neither the Company nor any of its Subsidiaries has received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation, nor is any such proceeding, action or agreement pending before a Governmental Entity or, to the Knowledge of the Company, threatened, with respect to any portion of any Owned Real Property.

3.19	Opinion of Financial Advisor.

The Company Board has received the opinion of Wells Fargo Securities, LLC, to be confirmed by delivery of its written opinion within five (5) Business Days, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters stated therein, the Exchange Ratio in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been amended, withdrawn or rescinded as of the date of this Agreement.

3.20	Required Vote of the Company Stockholders.

The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company that is required to approve this Agreement and the transactions contemplated hereby, including the Merger.

3.21	Material Contracts.

(a)

Except for this Agreement, agreements filed as exhibits to the Company SEC Documents or as set forth in Section 3.21 of the Company Disclosure Schedules, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or expressly bound by any Contract (excluding any Company Benefit Plan) that:

(i)	would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii)

contains a non-compete, non-solicit, exclusivity or similar restriction that materially restricts the conduct of any line of business by the Company or any of its Affiliates or the solicitation of any business from any third party or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its Affiliates to engage in any line of business or in any geographic region or to solicit any business from any third party;

(iii)

contains a non-solicit of the employees of any entity or similar restriction that materially restricts solicitation of management-level or professional prospective hires or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its Affiliates to solicit the employment or services of any management-level or professional prospective hire (in each case, other than customary non-solicitation provisions included in non-disclosure agreements);

(iv)

that is a settlement, consent or similar agreement that would require the Company or any of its Subsidiaries to pay consideration of more than $500,000 after the date of this Agreement or that contains any material continuing obligations of the Company or any of its Subsidiaries;

(v)	that includes a material indemnification obligation of the Company or any of its Subsidiaries which was granted outside of the Ordinary Course of Business;

(vi)

that contains a put, call or similar right pursuant to which the Company or any of its Subsidiary could be required to sell, as applicable, any equity interests of any person or material amount of assets;

(vii)

that provides any current employees, officers or directors of the Company or any Company Subsidiary with annual base compensation in excess of $275,000, other than Contracts that are terminable without penalty or notice or employment Contracts entered into on standard Governmental Entity forms;

(viii)

is a Contract that involves the payment or delivery of cash or other consideration or minimum purchase obligations (by or to the Company or any Company Subsidiary) in an amount or having a value in excess of $5,000,000 in the aggregate, or contemplates or involves the performance of services (by or for the Company or any Company Subsidiary) having a value in excess of $5,000,000 in the aggregate;

(ix)	is a Company Real Property Lease pursuant to which the Company or any of its Subsidiaries leases real property that is material to the business of the Company or any of its Subsidiaries;

(x)

is a Contract providing for the purchase of goods or services or the development or construction of, or additions or expansions to, any property or equipment under which the Company or any Company Subsidiary has, or expects to incur, costs or obligations in excess of $5,000,000 in the aggregate;

(xi)

that is material and obligates the Company or any Company Subsidiary, or will obligate the Surviving Corporation, to provide a party with “most favored nation” or “most favored customer” status that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries;

(xii)	provides for the formation, creation, operation, management or control of any material joint venture, partnership, strategic alliance, collaboration or other similar arrangement with a third party;

(xiii)	is a Contract relating to any material currency or other hedging arrangement;

(xiv)

is an indenture, credit agreement, loan agreement, note, or other Contract providing for indebtedness for borrowed money of the Company or any if its Subsidiaries or any guaranty of such obligations or guarantee of obligations of any Person that is not the Company or a Subsidiary (other than indebtedness among the Company and/or any of its Subsidiaries), in each case in excess of $1,000,000 individually, or $5,000,000 in the aggregate;

(xv)

provides for the acquisition or disposition by the Company or any of its Subsidiaries of any business (whether by merger, sale of stock, sale of assets or otherwise), or any real property, that would, in each case, reasonably be expected to result in the receipt or making by the Company or any Subsidiary of the Company of future payments (including “earnout” or other material contingent payment obligations) in excess of $1,000,000, in each case, except for purchases and sales of goods, services or inventory in the Ordinary Course of Business;

(xvi)	obligates the Company or any Subsidiary of the Company to make any future capital investment or capital expenditure outside the Ordinary Course of Business and in excess of $500,000;

(xvii)

limits or restricts the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;

(xviii)

pursuant to which the Company or any of the Company Subsidiaries receives from any third party a license or similar right to any Intellectual Property that is material to the Company, other than licenses with respect to software that is generally commercially available;

(xix)

that is a Contract entered into outside of the Ordinary Course of Business, pursuant to which the Company or any of its Subsidiaries is a party, or is otherwise bound, and the contracting counterparty of which is a Governmental Entity; or

(xx)

that is a Contract (or form thereof and a list of the parties thereto) between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly-owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand (other than any Contract that is a Company Benefit Plan).

Each Contract of the type described in clauses (i) – (xx) of this Section 3.21(a) is referred to herein as a “Company Material Contract”.

(b)

Neither the Company nor any Subsidiary of the Company is in material breach of or material default under the terms of any Company Material Contract. To the Knowledge of the Company, as of the date of this Agreement, no other party to any Company Material Contract is in material breach of or material default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and to the Knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, except as would not or would not reasonably be expected to be material to the Company or any Material Subsidiary.

3.22	Suppliers and Customers.

(a)

Section 3.22(a) of the Company Disclosure Schedules sets forth a correct and complete list of (i) the top ten (10) suppliers (each a “Company Top Supplier”) and (ii) the top ten (10) customers (each a “Company Top Customer”), respectively, by the aggregate dollar amount of payments to or from, as applicable, such supplier or customer, during the calendar year 2020.

(b)

Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since December 31, 2018 through the date of this Agreement, (i) there has been no termination of or a failure to renew the business relationship of the Company or its Subsidiaries with any Company Top Supplier or any Company Top Customer and (ii) no Company Top Supplier or Company Top Customer has notified the Company or any of its Subsidiaries that it intends to terminate or not renew its business. Neither the Company nor any Company Subsidiary has received any written notice, letter, complaint or other communication from any Company Top Supplier or Company Top Customer to the effect that it has materially changed, modified, amended or reduced, or is expected to materially change, modify, amend or reduce, its business relationship with the Company or the Company Subsidiaries in a manner that is materially adverse to the Company and its Subsidiaries, taken as a whole.

3.23	Canadian Assets and Revenues.

The Company and the Company’s Subsidiaries do not collectively have an aggregate value of assets in Canada, nor gross revenues from sales in or from Canada generated by such assets, in excess of the thresholds referred to in Section 110(3) of the Competition Act (Canada) determined as of the time and in the manner that is prescribed by Sections 110(3) and 110(8) of the Competition Act (Canada) and the Notifiable Transactions Regulations, SOR/87-348.

3.24	Insurance Policies.

(a) The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance), (b) each insurance policy maintained by the Company or any of its Subsidiaries is in full force and effect, (c) all premiums due by the Company or any of its Subsidiaries with respect to such insurance policies have been paid and (d) the Company and its Subsidiaries are in material compliance with all contractual requirements applicable thereto contained in such insurance policies. Neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement, written notice of any pending or threatened cancellation with respect to any of its material insurance policies.

3.25	Affiliate Party Transactions.

Since December 31, 2018 through the date of this Agreement, there have been no material transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Person owning 5% or more of the Company Common Stock or any Affiliate of such Person or any director or executive officer of the Company or any of its Affiliates (or any relative thereof), on the other hand, or that would be required to be disclosed by the Company under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents, other than Ordinary Course of Business employment agreements and similar employee and indemnification arrangements otherwise set forth on the Company Disclosure Schedules.

3.26	Finders or Brokers.

Except for Wells Fargo Securities, LLC, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed or engaged any investment banker, broker or finder or has incurred any liability for any banker’s fees, broker or finder’s fees in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or on consummation of the Merger.

3.27	Takeover Laws.

Assuming the representations and warranties of Parent and Merger Sub set forth in Section 4.21 are true and correct, as of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of anti-takeover statute or regulation (collectively, the “Takeover Statutes”) or any anti-takeover provision in the certificate of incorporation or bylaws of the Company is, and the Company has no rights plan, “poison pill” or similar agreement that is, applicable to this Agreement, the Merger or the other transactions contemplated hereby.

3.28	Warranties; Products.

To the Knowledge of the Company, the standard terms and conditions under which the products and services manufactured, developed, sold, leased, licensed or delivered by the Company and its Subsidiaries are customary for industries in which the businesses of the Company and its Subsidiaries operate and there have been no material deviations from such warranties. All products and services currently or previously offered, sold, designed, manufactured, assembled, marketed, repaired, leased, delivered, installed or otherwise distributed by the Company or any of the Subsidiaries meet, and at all times since December 31, 2018 have met, all standards for quality and workmanship and specifications prescribed by applicable Law, contractual agreements, permits and the product literature provided by the Company and the Subsidiaries, except, in each case, (a) as would not result in a material liability of the Company and the Subsidiaries or (b) where the customer has agreed in writing to a deviation from specifications or standards. Since December 31, 2018, there have been no product liability claims or recalls that would result in a material liability of the Company and the Subsidiaries. Section 3.28 of the Company Disclosure Schedules sets forth a list of all pending or, to the Knowledge of the Company, threatened product liability claims with respect to the business of the Company and the Company Subsidiaries and all product liability claims or recalls that have occurred since December 31, 2018, which include, but are not limited to, any liability claims or recalls with respect to product malfunctions or property damages. No product designed, manufactured, assembled, marketed, repaired, sold, leased, delivered, installed or otherwise distributed by the Company or any of the Company Subsidiaries is subject to any guaranty, warranty or other indemnity beyond the Company’s or such Company Subsidiary’s applicable written standard terms and conditions.

3.29	No Other Representations or Warranties; No Reliance.

The Company acknowledges and agrees that, except for the representations and warranties contained in Article 4, none of Parent, Merger Sub or any other Person acting on behalf of Parent or Merger Sub has made or makes, and the Company has not relied on, any representation or warranty, whether express or implied, with respect to Parent, Merger Sub, their respective Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company or any of its Representatives by or on behalf of Parent or Merger Sub. The Company acknowledges and agrees that none of Parent, Merger Sub or any other Person acting on behalf of Parent or Merger Sub has made or makes, and the Company has not relied on, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent, Merger Sub, or any of their respective Subsidiaries.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (a) the Parent Public Documents furnished or filed at least five (5) Business Days prior to the date of this Agreement (excluding any disclosures set forth in any “risk factors” section, “quantitative and qualitative disclosures about market risk” section, or in any “forward-looking statements” section and any other disclosures contained or referenced therein of information, factors or risks that are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) in the corresponding numbered section of the disclosure schedules delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedules”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedules shall be deemed disclosed with respect to any other section or subsection of this Agreement and the Parent Disclosure Schedules solely to the extent that the relevance thereof to such other section or subsection is reasonably apparent on its face), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows as of the date of this Agreement and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date):

4.1	Qualification, Organization, Subsidiaries.

(a)

Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation, organization or formation, as applicable. Except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of incorporation, organization or formation, as applicable. Each of Parent and Merger Sub and each of their respective Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business. Each of Parent and Merger Sub and each of their respective Subsidiaries is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to be material to the Parent and its Subsidiaries, taken as a whole. Parent has made available to the Company true, complete and correct copies of Parent and Merger Sub’s Organizational Documents, each as amended prior to the date of this Agreement, and each as made available to the Company is in full force and effect.

(b)

All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of Parent’s wholly-owned Subsidiaries is owned directly or indirectly by Parent, have been validly issued and, where applicable, are fully paid and non-assessable and were issued free of pre-emptive rights, and are free and clear of all Liens other than restrictions imposed by applicable securities Laws or the Organizational Documents of any such Subsidiary or any Permitted Liens. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of the Parent’s Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Parent’s Subsidiaries.

(c)

Except for the capital stock and voting securities of, and other equity interests in, the Parent’s Subsidiaries, and except as set forth in Section 4.1(c) of the Parent’s Disclosure Schedules, none of Parent or the Parent’s Subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any Person.

4.2	Capitalization.

(a)

The authorized share capital of Parent consists of an unlimited number of Parent Common Shares and unlimited number of Parent preferred shares. As of the Reference Time, there were (i) 89,678,845 Parent Common Shares issued and outstanding; (ii) no Parent preferred shares issued and outstanding, (iii) Parent Options to purchase an aggregate of 4,456,444 Parent Common Shares issued and outstanding. Except as set forth in Section 4.2(a) or as required by the terms of the Parent Benefit Plans, as of the date of this Agreement, (i) Parent does not have any shares issued or outstanding, other than Parent Common Shares that have become outstanding after the Reference Time, which were reserved for issuance as of the Reference Time, as set forth in Section 4.2(a). Except as set forth in Section 4.2(a) or as required by the terms of the Parent Benefit Plans, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of shares in the capital of Parent to which Parent is a party obligating Parent to (i) issue, transfer or sell any shares in the capital of Parent or securities convertible into, exercisable for or exchangeable for such shares, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, or (iii) redeem or otherwise acquire any such shares. Parent does not have any outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the shareholders of Parent on any matter. All outstanding Parent Common Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized and validly issued as fully paid and non-assessable, and are not subject to and were not issued in violation of any pre-emptive or similar right, purchase option, call or right of first refusal or similar right.

(b)

All outstanding Parent Common Shares have been duly authorized and validly issued as fully paid and non-assessable and listed and posted for trading on the TSX, and not subject to or issued in violation of any pre-emptive or similar right, purchase option, call or right of first refusal or similar right. The Parent Common Shares to be issued in the Merger, when issued and delivered in accordance with the terms of this Agreement will be duly authorized and validly issued as fully paid and non-assessable, listed and posted for trading on the TSX and the NYSE or Nasdaq, as applicable, and not subject to or issued in violation of any pre-emptive or similar right, purchase option, call or right of first refusal or similar right. The Parent Common Shares to be issued as part of the Merger Consideration shall not be treated as “restricted securities” within the meaning of Rule 144. The Parent Common Shares to be issued as part of the Merger Consideration shall not be subject to any resale restrictions under applicable Canadian Securities Laws provided that the conditions set forth in subsection 2.6(3) (paragraphs 2 through 5) of National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators are satisfied in respect of any such trade.

(c)

Except as set forth in Section 4.2(a) or as required by the terms of the Parent Benefit Plans, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of shares in the capital of any of Parent’s Subsidiaries to which any of Parent’s Subsidiaries is a party obligating any of Parent’s Subsidiaries to (i) issue, transfer or sell any shares in the capital of any of Parent’s Subsidiaries or securities convertible into, exercisable for or exchangeable for such shares, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, or (iii) redeem or otherwise acquire any such shares.

(d)

All outstanding shares of each Parent Subsidiary are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized and validly issued as fully paid and non-assessable, and are not subject to and were not issued in violation of any pre-emptive or similar right, purchase option, call or right of first refusal or similar right. All outstanding Parent Common Shares, all outstanding Parent Options, and all other outstanding shares of capital stock, voting securities have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws. All outstanding shares of stock of each Parent Subsidiary and all other outstanding shares of capital stock, voting securities of each Subsidiary have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(e)

No Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the shareholders of Parent or a Parent Subsidiary on any matter.

(f)

No Subsidiary of Parent owns any capital stock of Parent. Except for its interests (i) in its Subsidiaries and (ii) in any Person in connection with any joint venture, partnership or other similar arrangement with a third party, Parent does not own, directly or indirectly, any capital stock of, or other equity interests in any Person.

(g)

Except for the Parent Voting Agreements, there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the Parent Common Shares or other shares in the capital of Parent or any shares in the capital of any of Parent’s Subsidiaries.

4.3	Corporate Authority Relative to This Agreement; Consents and Approvals; No Violation.

(a)

Each of Parent and Merger Sub has all requisite power and authority to enter into this Agreement and, subject to receipt of Parent Shareholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Except for (i) the Parent Shareholder Approval, (ii) the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub (which such adoption shall occur immediately following the execution of this Agreement), and (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and, assuming this Agreement constitutes a valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

(b)

(i) The Parent Board at a duly called and held meeting has unanimously (A) determined that it is in the best interests of Parent to enter into this Agreement, (B) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Debt Financing, and (C) resolved to recommend that the holders of Parent Common Shares approve the Parent Share Issuance (the “Parent Recommendation”) and directed that such matter be submitted for consideration of the shareholders of Parent at the Parent Shareholder Meeting; and (ii) the board of directors of Merger Sub has unanimously (A) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (B) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (C) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement and directed that such matter be submitted for consideration of the sole stockholder of Merger Sub.

(c)

The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by Parent and Merger Sub do not and will not require Parent, Merger Sub or any of their Subsidiaries to procure, make or provide prior to the Closing Date any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) compliance with any applicable requirements of any U.S. or foreign Antitrust Laws, (iii) compliance with the applicable requirements of the Securities Act, the Exchange Act and the Canadian Securities Laws, including the filing with the SEC of the US Registration Statement (including the Proxy Statement/Prospectus) and the filing of the Management Information Circular with the Canadian Securities Administrators, (iv) compliance with the rules and regulations of the TSX, (v) compliance with any applicable foreign or state securities or blue sky Laws and (vi) the other consents, approvals or notices set forth on Section 4.3(c) of the Parent Disclosure Schedules (clauses (i) through (vi), collectively, the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)

Assuming compliance with the matters referenced in Section 4.3(c) and receipt of the Parent Approvals and the Parent Shareholder Approval, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the Organizational Documents of (A) Parent or (B) any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding on or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, (iii) require any consent, waiver or approval, result in any violation of, or default (with or without notice or lapse of time or both would become a default) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, instrument, permit, concession, franchise, right or license binding on Parent or any of its Subsidiaries, or (iv) result in the creation of a Lien (other than Permitted Lien) other than, in the case of clauses (ii), (iii) and (iv), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4	Reports and Financial Statements.

(a)

Parent is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Canadian Securities Laws in each of the provinces and territories in Canada. Since December 31, 2018, (i) Parent has filed or furnished, on a timely basis, all forms, statements, certifications, documents, correspondence, registrations and reports required to be filed or furnished by it with the Canadian Securities Administrators prior to the date of this Agreement (the forms, statements, certifications, documents and reports so filed or furnished by Parent and those filed or furnished to the Canadian Securities Administrators subsequent to the date of this Agreement, including any amendments thereto, including exhibits, schedules thereto and all other information incorporated by reference, the “Parent Public Documents”). Each of the Parent Public Documents, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Canadian Securities Laws, as the case may be, and no Parent Public Document as of its date (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such amended or superseding filing) contained, and no Parent Public Documents filed with or furnished to the Canadian Securities Administrators subsequent to the date of this Agreement will contain, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent has not filed any confidential material change report with the Canadian Securities Administrators that, as of the date of this Agreement, remains confidential.

(b)

Parent and each Parent Subsidiary has filed or furnished, on a timely basis (taking into account any relevant extensions), all material forms, statements, certifications, documents, correspondence, registrations, and reports required to be filed or furnished by it with any Governmental Entity since December 31, 2018 (the “Parent Governmental Filings”), except where the failure to so file or furnish the Parent Governmental Filings is not or would not reasonably be expected to be material to the Parent and its Subsidiaries, taken as a whole. The Parent Governmental Filings complied in all material respects with applicable Laws. No Parent Governmental Filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)

The Parent Common Shares are listed and posted for trading on the TSX. Parent is not in default of any material requirements of any applicable Canadian Securities Laws or the rules and regulations of the TSX. As of the date of this Agreement, Parent has not taken any action to cease to be a reporting issuer in any province or territory of Canada, nor has Parent received notification from any Canadian Securities Administrators seeking to revoke the reporting issuer status of Parent. As of the date of this Agreement, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Parent is pending or, to the Knowledge of Parent, threatened.

(d)

No Governmental Entity has initiated or has pending any Action or, to the Knowledge of Parent, threatened investigation into the business or operations of Parent or any of the Parent Subsidiaries since December 31, 2018, except where such Actions would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect. There (i) is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of Parent or any of the Parent Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of Parent or any of the Parent Subsidiaries since December 31, 2018, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect. No Parent Subsidiary is required as of the date of this Agreement, and after the date of this Agreement, except as required in connection with the transactions contemplated by this Agreement, to file or furnish any report, statement, schedule, form or other document with or make any other filing with or furnish any other material to the SEC.

(e)

The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent Public Documents (or, if any such Parent Public Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Parent Public Document) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in all material respects in conformity with IFRS (except, in the case of the unaudited financial statements, as permitted by the Canadian Securities Administrators) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since December 31, 2018, no independent public accounting firm of Parent has resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.5	Disclosure Controls and Internal Control over Financial Reporting.

(a)

Parent has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) that comply with applicable Canadian Securities Laws and are designed to provide reasonable assurance that information required to be disclosed by Parent in its annual filings or interim filings or other reports filed or submitted by it under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in Canadian Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Parent in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws are accumulated and communicated to Parent’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)

Parent has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109 and management of Parent has assessed the effectiveness of Parent’s internal control over financial reporting as at December 31, 2020, and has concluded that such internal control over financial reporting was effective as of such date.

(c)

To the Knowledge of Parent, there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Parent.

(d)

To the Knowledge of Parent, as of the date of this Agreement: (i) there are no material weaknesses in, the internal controls over financial reporting of Parent that could reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information; and (ii) there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of Parent.

(e)

Since December 31, 2018, Parent has received no: (i) complaints from any source regarding accounting, internal accounting controls or auditing matters; or (i) expressions of concern from employees of Parent or any Parent Subsidiaries regarding questionable accounting or auditing matters.

4.6	No Undisclosed Liabilities.

Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as of September 30, 2021, and the footnotes to such consolidated balance sheet, (b) as expressly permitted or contemplated by this Agreement, including any Debt Financing (c) for liabilities or obligations that have been discharged or paid in full, (d) for liabilities arising in connection with obligations under any existing Contract that have not arose or resulted from a breach or a default of such

Contract, (e) for liabilities and obligations incurred in the Ordinary Course of Business since September 30, 2021; or (f) as would not have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any Subsidiary of Parent has any liabilities or obligations that would be required by IFRS to be reflected on a consolidated balance sheet of Parent and its Subsidiaries. None of Parent nor its Subsidiaries has any obligation or other commitment to become a party to any material “off-balance sheet” arrangements in the future.

4.7	Compliance with Law; Permits.

(a)

Parent and its Subsidiaries are, and since December 31, 2018 have been, in compliance with and not in default under or in violation of any Law applicable to Parent and its Subsidiaries, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)

Parent and its Subsidiaries are in possession of all Permits necessary for Parent and Parent’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (such Permits, the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and are not subject to any suspension, cancellation, non-renewal, adverse modifications, administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof, and Parent and each of its Subsidiaries is in compliance with the terms and requirements of such Parent Permit, except where the failure to be in full force and effect or in compliance or where such proceeding would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)

Since December 31, 2018, neither Parent nor any of its Subsidiaries has received any written notice that Parent or its Subsidiaries is in violation of any Law applicable to Parent or any of its Subsidiaries or any Permit, except for such violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no Actions pending, threatened in writing or, to the Knowledge of Parent, otherwise threatened that would reasonably be expected to result in the revocation, withdrawal, suspension, non-renewal, termination, revocation, or adverse modification or limitation of any such Permit, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.8	Anti-Corruption; Anti-Bribery; Anti-Money Laundering.

(a)

Parent, its Subsidiaries, and, to the Knowledge of Parent, each of their directors, officers, employees, agents and each other Person acting on behalf of Parent or its Subsidiaries are in all respects compliant with and for the past five (5) years, have complied with (i) the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), and (ii) the provisions of all Anti-Corruption Laws of each jurisdiction in which Parent and its Subsidiaries operate or have operated and in which any agent or other representative thereof is conducting or has conducted business on behalf of Parent or any of its Subsidiaries. Parent and its Subsidiaries have since December 31, 2018 (A) instituted policies and procedures that are reasonably designed to ensure compliance in all material respects with the CFPOA and other applicable Anti-Corruption Laws and (B) maintained such policies and procedures in full force and effect in all material respects.

(b)

None of Parent, its Subsidiaries or, to the Knowledge of Parent, any of their directors, officers and employees and each other Person acting on behalf of Parent or its Subsidiaries has, in the past five (5) years, directly or indirectly, violated any, or been subject to actual or, to the Knowledge of Parent, pending or threatened Action alleging violations on the part of any of the foregoing Persons of the CFPOA or Anti-Corruption Laws or any terrorism financing Law.

(c)

None of Parent, its Subsidiaries or, to the Knowledge of Parent, any of their directors, officers, employees or any other Person acting on behalf of Parent or its Subsidiaries has, in the past five (5) years: (i) directly or indirectly, paid, offered or promised to pay, or authorized or ratified the payment of any monies, gifts or anything of value (A) which would violate any applicable Anti-Corruption Law, including the CFPOA, applied for purposes hereof as it applies to domestic concerns, or (B) to any national, provincial, territorial, municipal or other Government Official or any political party or candidate for political office for the purpose of (x) influencing any act or decision of such official or of any Governmental Entity, (y) to obtain or retain business, or direct business to any Person or (z) to secure any other improper benefit or advantage; (ii) established or maintained any unlawful fund of monies or other assets of Parent or any of the Parent Subsidiaries, (iii) made any fraudulent entry on the books or records of Parent or any of the Parent Subsidiaries; (iv) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Parent or any of the Parent Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of the Parent Subsidiaries; or (v) aided, abetted, caused (directly or indirectly), participated in, or otherwise conspired with, any Person to violate the terms of any Order or applicable Law.

4.9	Sanctions.

(a)	Parent and each of its Subsidiaries are and, in the past five (5) years, have been, in all material respects in compliance with applicable Export and Sanctions Regulations.

(b)

None of Parent or any of its Subsidiaries, or, to the Knowledge of Parent, any director, officer, agent, employee or other Person acting on behalf of any of Parent or its Subsidiaries, in their capacity as such, is currently, or has been for the past five (5) years: (i) a Sanctioned Person or (ii) engaging in any dealings or transactions with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country, to the extent such activities would cause Parent to violate applicable Export and Sanctions Regulations.

(c)

For the past five (5) years, Parent and its Subsidiaries have (i) instituted policies and procedures that are reasonably designed to ensure compliance in all material respects with the Export and Sanctions Regulations in each jurisdiction in which Parent and its Subsidiaries operate or are otherwise subject to jurisdiction and (ii) maintained such policies and procedures in full force and effect in all material respects.

(d)

For the past five (5) years, neither Parent nor any of its Subsidiaries (i) has been found in violation of, charged with or convicted of, any Export and Sanctions Regulations, (ii) to the Knowledge of Parent, is under investigation by any Governmental Entity for possible violations of any Export and Sanctions Regulation, (iii) has been assessed civil penalties under any Export and Sanctions Regulations or (iv) has filed any voluntary disclosures with any Governmental Entity regarding possible violations of any Export and Sanctions Regulations.

4.10	Environmental Laws and Regulations.

(a)

Except as would not reasonably be material to Parent or any of its Subsidiaries, taken as a whole, (i) Parent and its Subsidiaries have, for the past five (5) years, conducted their respective businesses in compliance in all material respects with all applicable Environmental Laws, (ii) for the past five (5) years, neither Parent nor any of its Subsidiaries has received any written notices, demand letters or written requests for information from any Governmental Entity alleging that Parent or any of its Subsidiaries is in violation of or has liability under any Environmental Law and there are no Actions pending, or to the Knowledge of Parent threatened in writing, against Parent or any of its Subsidiaries alleging any violation of or liability relating to any Environmental Law, in each case other than with respect to matters that have been fully resolved; (iii) there has been no treatment, storage, disposal, release or migration of any Hazardous Substance generated or used by Parent or its Subsidiaries for the past five (5) years, or, to the Knowledge of Parent, by any third party in violation of any applicable Environmental Law at, to or from any properties currently or formerly owned or leased or held under concession by Parent or any of its Subsidiaries or any predecessor; (iv) neither Parent nor any Subsidiary is subject to any agreement, Order, judgment, decree or agreement by or with any Governmental Entity or other third party imposing any liability or obligation relating to any Environmental Law and, to the Knowledge of Parent, there are no facts, conditions or circumstances that would reasonably be expected to form the basis for any such agreement, Order, judgment or decree; and (v) neither Parent nor any of its Subsidiaries has provided any indemnity regarding, or otherwise become subject to, any liability of any third party arising under Environmental Laws.

4.11	Employee Benefit Plans; Labor Matters.

(a)	Section 4.11(a) of the Parent Disclosure Schedules lists all material Parent Benefit Plans.

(b)

Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect each Parent Benefit Plan (including any related trusts) has been established, maintained, administered, funded and invested in compliance with its terms and with applicable Law, and all premiums required by contract or Law to be paid, all benefits, expenses and other amounts due and payable and all contributions, transfers or payments required to be made to or under the terms of any Parent Benefit Plan prior to the date hereof have been timely made, paid or accrued in accordance with GAAP or IFRS, as applicable, and are reflected, to the extent required, in the Parent’s financial statements. To the Knowledge of Parent, no fact, event or omission has occurred which would reasonably be expected to cause any Parent Benefit Plan to lose its qualification to provide Tax-favored benefits under applicable Law.

(c)

No Parent Benefit Plan provides health or other welfare benefits after retirement or other termination of employment for current, former or future retired or terminated employees, their spouses, or their dependents (other than (i) continuation coverage required under applicable Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee), (iii) death benefits when termination occurs upon death or (iv) benefits provided during any applicable severance period).

(d)

None of the Parent Benefit Plans is a (i) “registered pension plan” within the meaning of subsection 248(1) of the CITA that provides for defined benefits, (ii) a “salary deferral arrangement” for purposes of section 248 of the CITA, (iii) a “retirement compensation arrangement” for purposes of section 248 of the CITA or (iv) plan to which Parent or any of its Subsidiaries are required to contribute pursuant to a collective agreement, participation agreement, any other agreement or statute or municipal by-law and which is not maintained or administered by Parent or any of its Subsidiaries and none of Parent or its Subsidiaries have, at any time during the last six (6) years, contributed to, been obligated to contribute to or incurred any liability with respect to, any such plan.

(e)

Except as provided in this Agreement, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not (i) result in any material payment (including, without limitation, bonus, golden parachute, retirement, severance, or other benefit or enhanced benefit) becoming due or payable to any of the employees (present or former) of Parent or its Subsidiaries; (ii) increase the compensation or benefits otherwise payable to any such employee (present or former), or (iii) result in the acceleration of the time of payment or vesting of any material benefits or entitlements otherwise available pursuant to any Parent Benefit Plan.

(f)

There are no pending, threatened or, to the Knowledge of Parent, anticipated claims, including any audit or inquiry by the Canada Revenue Agency, Internal Revenue Service, the U.S. Department of Labor of the U.S. Pension Benefit Guaranty Corporation (other than claims for benefits in accordance with the terms of the Parent Benefit Plans) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto and, to the Knowledge of Parent, no set of circumstances exists which may reasonably give rise to a valid claim or lawsuit against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under any of the Parent Benefit Plans that would reasonably be expected to result in any material liability of Parent or any of its Subsidiaries, any participant in a Parent Benefit Plan, or any other Person. Neither Parent nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the Canada Revenue Agency or any other Governmental Entity with respect to any Parent Benefit Plan that remains unresolved, and to the Knowledge of Parent, no material plan defect including, any defect that would qualify for correction under any such program, exists.

(g)

Except as provided in this Agreement or required by applicable Law, there has been no amendment to, written interpretation of or announcement (whether or not written) by Parent or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Parent Benefit Plan that could increase materially the expense to Parent or any of its Subsidiaries, taken as a whole, of maintaining such plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(h)

None of Parent, its Subsidiaries or any of its ERISA Affiliates, or any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that would reasonably be expected to subject any of the Parent Benefit Plans or their related trusts, Parent, any of its Subsidiaries, any of its ERISA Affiliates or any Person to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(i)

Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Benefit Plans that are subject to Section 409A of the Code are in compliance, in both form and operation, with the requirements of Section 409A of the Code and the Treasury regulations and guidance thereunder.

(j)

Parent and its Subsidiaries are in compliance with their obligations pursuant to all notification and bargaining obligations arising under any Parent Labor Agreements, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(k)

Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to Parent and its Subsidiaries, taken as a whole as of the date of this Agreement, (i) there are no strikes or lockouts with respect to any employees of Parent or any of its Subsidiaries; (ii) to the Knowledge of Parent, there is no union organizing effort pending or threatened against Parent or any of its Subsidiaries; (iii) there is no labor dispute or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries (other than, in each case, routine grievances, including those brought by unions or other collectively represented employees, to be heard by the applicable Governmental Entity); and (iv) there is no slowdown, or work stoppage in effect or, to the Knowledge of Parent, threatened with respect to employees of Parent or any of its Subsidiaries.

(l)

Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2018, Parent and its Subsidiaries have complied with all applicable Laws with respect to employment and employment practices (including all applicable Laws, rules and regulations regarding wage and hour requirements, employee and worker classification, immigration status, discrimination in employment, harassment, employee health and safety, and collective bargaining).

(m)

The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or similar organization is not required for Parent to enter into this Agreement or to consummate any of the transactions contemplated hereby other than any consent, consultation or formal advice, the failure of which to obtain or, in the case of consultation, engage in, would not delay or prevent the consummation of the transactions contemplated by this Agreement or otherwise reasonably be expected to result in, individually or in the aggregate, material liability to Parent and its Subsidiaries, taken as a whole as of the date of this Agreement.

4.12	Absence of Certain Changes or Events.

(a)

Since December 31, 2020 (the “Parent Balance Sheet Date”) to the date hereof, there has not been any event, change, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)

From the Parent Balance Sheet Date, except for the transactions contemplated by this Agreement, Parent and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business.

4.13	Investigations; Litigation.

Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no investigation or review pending or, to the Knowledge of Parent, threatened by any Governmental Entity with respect to Parent or any of its Subsidiaries; and (b) there are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of Parent’s Subsidiaries or any of their respective assets or properties at law or in equity before, and there are no Orders of any Governmental Entity against or affecting Parent or any of Parent’s Subsidiaries or any of their respective assets or properties.

4.14	Parent Information.

The information supplied or to be supplied by Parent for inclusion in (and including information incorporated by reference in) the Proxy Statement/Prospectus, the US Registration Statement or the Management Information Circular will not, at the time the Proxy Statement/Prospectus is first mailed to the Company’s stockholders and at the time the Management Information Circular is first mailed to Parent’s shareholders, as applicable, at the time of the Company Stockholder Meeting and the Parent Shareholder Meeting or at the time the US Registration Statement (and any amendment or supplement thereto) is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and will at such time be true and complete in all material respects; provided, that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company for inclusion or incorporation by reference therein.

4.15	Tax Matters.

Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)

Parent and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them under applicable Law with the appropriate Governmental Entity. All such Tax Returns are true, complete and accurate in all material respects and were prepared in material compliance with applicable Law;

(b)

Parent and each of its Subsidiaries have paid all material Taxes required to be paid under applicable Law to the appropriate Governmental Entity and have withheld or collected all material Taxes required to be withheld or collected by any of them (including in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, stockholder or other Person), except with respect to matters contested in good faith and for which reserves have been established in accordance with IFRS. All Taxes that have been withheld or collected by Parent or any if its Subsidiaries have been timely remitted to the applicable Governmental Entity in accordance with applicable Law;

(c)

neither Parent nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the Ordinary Course of Business). Neither Parent nor any of its Subsidiaries has granted in writing any extension or waiver of the limitation period applicable to any material Tax or Tax Return that remains in effect (other than extension or waiver granted in the Ordinary Course of Business);

(d)

there are no outstanding assessments for Taxes and there are no pending or, to the Knowledge of Parent, threatened assessments, audits, examinations, investigations or other proceedings in respect of any material Taxes or Tax Returns of Parent or any of its Subsidiaries, except with respect to matters contested in good faith and for which reserves have been established in accordance with IFRS. Neither Parent nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries, as applicable, does not file a particular Tax Return or pay a particular Tax that indicates that Parent or such Subsidiary is or may be subject required to file such Tax Return or pay such Tax. There are no pending or proposed changes in the income Tax accounting methods of Parent or any of its Subsidiaries;

(e)	there are no Liens for Taxes on any property of Parent or any of its Subsidiaries, except for Permitted Liens;

(f)

neither Parent nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement, or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, that was purported or intended to be governed by Section 355 of the Code;

(g)	neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(h)

neither Parent nor any of its Subsidiaries (i) is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (A) exclusively between or among Parent and/or its Subsidiaries or (B) not primarily related to Taxes and entered into in the Ordinary Course of Business), (ii) has been a member of an affiliated, consolidated, unitary or combined group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was Parent or any of its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of federal, state, local or non- U.S. Law), as a transferee or successor; and

(i)

neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) cause the stockholders (other than any Excepted Stockholder) of the Company to recognize gain pursuant to Section 367(a)(1) of the Code, or (iii) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Merger.

4.16	Opinion of Financial Advisor.

The Parent Board has received the oral opinion of RBC Dominion Securities Inc., to be confirmed by delivery of its written opinion within five (5) Business Days, that, as of the date of the opinion and based upon and subject to the assumptions, limitations, qualifications and other matters stated therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to Parent. Such opinion has not been amended, withdrawn or rescinded as of the date of this Agreement.

4.17	Capitalization of Merger Sub.

The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is as of the date of this Agreement, and at all times through the Effective Time will be, owned directly by Parent. There is no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

4.18	Required Vote of Parent Shareholders.

The affirmative vote of a majority of the votes cast by the holders of outstanding Parent Common Shares represented in person or by proxy and entitled to vote on such matter in favor of the approval of the Parent Share Issuance at the Parent Shareholder Meeting, or any adjournment or postponement thereof, in accordance with the rules and policies of the TSX (the “Parent Shareholder Approval”) is the only vote of holders of securities of Parent that is required to approve this Agreement and the transactions contemplated hereby, including the Merger and the Debt Financing.

4.19	Finders or Brokers.

Except for RBC Dominion Securities Inc., neither Parent nor any Subsidiary of Parent (including Merger Sub) has employed or engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or on consummation of the Merger.

4.20	Certain Arrangements; Related Party Transactions.

(a)

Since December 31, 2018 through the date of this Agreement, there have been no Contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, or any material transactions, between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any beneficial owner of five percent or more of the outstanding shares of Company Common Stock or any member of the Company’s management or the Company Board, on the other hand, relating in any way to the Company, the transactions contemplated by this Agreement or to the operations of the Surviving Corporation after the Effective Time.

(b)

As of the date of this Agreement, there are no transactions or series of related Contracts, transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related Contracts, transactions, between Parent or any of the Parent Subsidiaries, on the one hand, and any related party of Parent or any of the Parent Subsidiaries, on the other hand, that would be considered to be a “related party transaction” for purposes of Canadian Securities Laws.

4.21	Ownership of Common Stock.

None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns (as defined in Section 203 of the DGCL) any shares of Company Common Stock, except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case, as defined in Section 203 of the DGCL.

4.22	Suppliers and Customers.

Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, since December 31, 2018 through the date of this Agreement, (a) there has been no termination of or a failure to renew the business relationship of Parent or its Subsidiaries with any supplier that was a top ten (10) supplier of Parent and its Subsidiaries during the calendar year 2020 or any customer that was a top ten (10) customer of Parent and its Subsidiaries during the calendar year 2020 and (b) no such supplier or customer has notified Parent or any of its Subsidiaries that it intends to terminate or not renew its business. Neither Parent nor any Parent Subsidiary has received any written notice, letter, complaint or other communication from any such material supplier or customer to the effect that it has materially changed, modified, amended or reduced, or is expected to materially change, modify, amend or reduce, its business relationship with Parent or the Parent Subsidiaries in a manner that would be reasonably expected to result in a Parent Material Adverse Effect.

4.23	Financing.

(a)

On or prior to the date hereof, Parent has delivered to the Company true, accurate and complete copies of (i) the fully executed debt commitment letter, dated as of the date of this Agreement, by and among inter alia Parent and the Financing Parties specified therein (the “Initial Debt Commitment Letter”) and (ii) the executed fee letter(s), dated as of the date of this Agreement, referenced therein, relating to fees and other terms with respect to the Debt Financing contemplated by such Initial Debt Commitment Letter (with only fee amounts and customary pricing and other economic terms (including “market flex” provisions) redacted, none of which redacted provisions would reasonably be expected to affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing) (such Initial Debt Commitment Letter, all exhibits, schedules, term sheets, annexes, supplements, amendments and other modifications thereto that are permitted under Section 5.22 and any fee letter(s) with respect thereto of the type described in this subclause (ii) (in each case together with joinders to add additional Financing Parties), the “Debt Commitment Letters”). Pursuant to the Debt Commitment Letters as in effect on the date hereof, and subject to the terms and conditions thereof, the Financing Parties party thereto have committed to lend Parent and/or its Subsidiaries party thereto the amounts set forth in the Debt Commitment Letters for the purposes set forth therein (the debt financing contemplated in the Debt Commitment Letters, together with any replacement debt financing permitted hereunder, including any bank financing or debt securities issued in lieu thereof, the “Debt Financing”).

(b)

As of the date of this Agreement, to the Knowledge of the Parent the commitments under the Debt Commitment Letters are in full force and effect and have not been withdrawn, rescinded, reduced or terminated, or otherwise amended or modified in any respect and, to the Knowledge of Parent, no termination, reduction, withdrawal, rescission, amendment or modification is contemplated (other than as expressly set forth therein and to add additional lenders, arrangers, bookrunners, syndication agents and similar entities who had not executed the Debt Commitment Letters as of the date of this Agreement), and the Debt Commitment Letters, in the form so delivered, constitute the legal, valid and binding obligations of, and are enforceable against, Parent, its Subsidiaries party thereto and, to the Knowledge of Parent, each of the other parties thereto, subject, in each case, to the Enforceability Exceptions.

(c)

Parent has fully paid (or caused to be paid) any and all commitment fees or other fees required by the Debt Commitment Letters to be paid on or before the date of this Agreement, and will pay in full any such other amounts that are due and payable under the Debt Commitment Letters on or before the Closing Date as and when due and payable. Except as expressly set forth in the Debt Commitment Letters, there are no conditions precedent to the obligations of the Financing Parties party thereto to provide the Debt Financing or any contingencies that would permit the Financing Parties party thereto to reduce the aggregate principal amount of the Debt Financing. As of the date of this Agreement, other than the Debt Commitment Letters and a securities engagement letter (together with one or more fee and credit letters related thereto), there are no Contracts, agreements, “side letters” or other arrangements to which Parent or any of its Subsidiaries is a party relating to the Debt Commitment Letters or the Debt Financing.

(d)

As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, constitutes, or would reasonably be expected to constitute, a default or breach or a failure to satisfy a condition precedent by Parent or its Subsidiaries or, to the Knowledge of Parent, any other party thereto, under the terms and conditions of the Initial Debt Commitment Letter or would result in any of the conditions in any of the Debt Commitment Letters not being satisfied on the Closing Date. Assuming the satisfaction of the conditions set forth in Section 6.3(a) and Section 6.3(b), the Debt Financing, when funded in accordance with the Initial Debt Commitment Letter and giving effect to any “flex” provision in or related to the Initial Debt Commitment Letter (including with respect to fees, expenses and original issue discount and similar premiums or charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Initial Debt Commitment Letter), together with cash and cash equivalents immediately available to Parent on the Closing Date, shall provide Parent with proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and its Affiliates’ obligations required to be satisfied on the Closing Date under this Agreement and the Initial Debt Commitment Letter (and the Definitive Agreements for the Debt Financing contemplated therein), including the payment of any fees, expenses and other amounts of or payable by Parent or Merger Sub or Parent’s other Affiliates on the Closing Date in connection with the Merger (as described in this Agreement) and the Debt Financing contemplated by the Initial Debt Commitment Letter and for any repayment or refinancing of the outstanding indebtedness of the Company, Parent and/or their respective Subsidiaries that is defined as the “Refinanced Indebtedness” in Exhibit A to the Initial Debt Commitment Letter (such amounts, collectively, the “Financing Amounts”). As of the date of this Agreement, no Financing Party under the Debt Commitment Letters has notified Parent or any of Parent’s Affiliates of its termination or repudiation (or intent to terminate or repudiate) any of the commitments under the Debt Commitment Letters or intent not to provide the Debt Financing.

(e)

Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement to consummate the Merger or any of the other transactions contemplated by this Agreement, are not subject to, or conditioned on, the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing).

4.24	Solvency.

Assuming the accuracy of the representations and warranties of the Company and its Subsidiaries in this Agreement and compliance by the Company and its Subsidiaries of their covenants and agreements in this Agreement, immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith): (a) the fair value of the assets of Parent and its Subsidiaries, taken as a whole, shall be greater than the total amount of Parent’s and its Subsidiaries’ liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with IFRS, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole; (b) Parent and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the Ordinary Course of Business as they become due; and (c) Parent and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage. For the purposes of this Section 4.24, “fair value” means the amount at which the assets (both tangible and intangible), in their entirety, of Parent and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable Knowledge of the relevant facts, with neither being under any compulsion to act.

4.25	No Other Representations or Warranties; No Reliance.

Each of Parent and the Merger Sub acknowledges and agrees that, except for the representations and warranties contained in Article 3, none of the Company or any other Person acting on behalf of the Company has made or makes, and neither Parent nor Merger Sub has relied on, any representation or warranty, whether express or implied, with respect to the Company, its Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent, Merger Sub or any of their respective Representatives by or on behalf of the Company. Each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person acting on behalf of the Company has made or makes, and neither Parent nor Merger Sub has relied on, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent, Merger Sub or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any of its Subsidiaries. Each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person acting on behalf of the Company has made or makes, and neither Parent nor Merger Sub has relied on, any representation or warranty, whether express or implied, with respect to the Company (except for the representations and warranties contained in Article 3).

ARTICLE 5

COVENANTS AND AGREEMENTS

5.1	Conduct of Business by the Company.

(a)

From and after the date of this Agreement and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated, required or expressly permitted by this Agreement, or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedules, the Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to (A) conduct its business in the Ordinary Course of Business and (B) preserve intact its present business organization and maintain existing relationships and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, creditors, lessors, distributors, employees, contractors and business associates, in each case, with whom it and they have material business relations; provided, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b)

From and after the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (w) as may be required by applicable Law, (x) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (y) as set forth in Section 5.1(b) of the Company Disclosure Schedules or (z) as may be expressly contemplated, required or expressly permitted by this Agreement, the Company:

(i)

shall not, and shall not permit any of its Subsidiaries that is not wholly-owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (other than dividends, distributions, payments or return of capital made to the Company or a wholly owned Subsidiary by any of its Subsidiaries) or other equity interests (whether in cash, assets, shares, property or other securities or any combination thereof);

(ii)

shall not, and shall not permit any of its Subsidiaries to, split, combine, redeem or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary after consummation of such transaction;

(iii)

shall not, and shall not permit any of its Subsidiaries to (A) except in the Ordinary Course of Business, (1) hire any employee or engage any independent contractor who is a natural person, in each case with annual base salary, base wages or base compensation in excess of $100,000 (except where such employment is terminable on no more than 30 days’ prior notice without material cost or penalty) or (2) terminate the employment of any employee of the Company or any of its Subsidiaries at the vice president-level (or its equivalent) or above, (B) (1) increase the compensation or other benefits, or accelerate the vesting or payment of any compensation or other benefits, payable or provided, to the Company’s or any of its Subsidiaries’ directors or officers or (2) increase the compensation or other benefits, or accelerate the vesting or payment of any compensation or other benefits, payable or provided, to the Company’s or any of its Subsidiaries’ employees, which increases do not exceed (I) 10% of the aggregate annualized compensation paid to an employee during calendar year 2021 (any such increases over 6% to be limited to non-union employees) and, (II) in the aggregate, 4.5% of total compensation for all employees (except as required pursuant to the terms of any new or amended union Contract), or (C) except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement, (1) grant any transaction or retention bonuses, (2) grant any Company Equity Awards or other equity or long-term incentive compensation awards, or (3) enter into any employment, change of control, severance or retention agreement with any employee of the Company or any of its Subsidiaries;

(iv)

shall not, and shall not permit any of its Subsidiaries to, change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by applicable Law, GAAP or SEC rule or policy;

(v)	shall not adopt any amendments, modifications, waivers, rescissions or otherwise make changes to the Organizational Documents of the Company or any of its Subsidiaries;

(vi)

shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, transfer, dispose, or otherwise encumber, or authorize or approve or agree to issue, grant, sell, pledge or otherwise encumber any shares of Company Common Stock or other securities of the Company or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Company Common Stock or other securities of the Company or any of its Subsidiaries, including but not limited to the issue or award of any Company Equity Awards or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, except vesting in the Ordinary Course of Business pursuant to awards under Company Benefit Plans in effect as of the date hereof or as disclosed on Section 5.1(b)(vi) of the Company Disclosure Schedules;

(vii)

shall not, and shall not permit any of its Subsidiaries to, redeem, terminate early, unwind, repurchase, prepay, defease, create, suffer to exist, incur, enter into, assume, endorse, guarantee, or otherwise become liable for or modify or amend (including seeking or obtaining a waiver) in any material respects the terms of, any indebtedness for borrowed money, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities, any indebtedness or assume, guarantee, endorse or otherwise become liable or responsible for such obligations or the obligations of any other person, or make any loans or advances (directly, contingently or otherwise), except for (A) intercompany loans or advances in the Ordinary Course of Business among the Company and its direct or indirect 100% owned Subsidiaries and (B) incremental borrowings under the Company’s existing Credit Facility contemplated by the Company Budget which do not require any amendments or waivers to such Credit Facility;

(viii)

shall not, and shall not permit any of its Subsidiaries to make any loans, advances, guarantees or capital contributions to or investments in any Person, except for (A) loans solely between or among the Company or any of its wholly-owned Subsidiaries, on the one hand, and any of the Company’s wholly-owned Subsidiaries, on the other hand, and (B) advances for reimbursable employee expenses in the Ordinary Course of Business;

(ix)

shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or subject to any Lien (other than Permitted Liens), or otherwise dispose of, any of its businesses, material properties or assets, whether voluntarily or by the failure to exercise a right or make a payment, except (A) dispositions of obsolete or worthless equipment, in the Ordinary Course of Business, (B) non-exclusive licenses or other non-exclusive grants of rights in, to or under Company Intellectual Property entered in the Ordinary Course of Business with customers of the Company or the Company Subsidiaries (C) sales of products or services in the Ordinary Course of Business that do not require the incurrence of indebtedness in breach of Section 5.1(b)(vii) or the extension of capital in breach Section 5.1(b)(xiii) and (D) for transactions solely among the Company and its wholly-owned Company Subsidiaries or solely among wholly-owned Company Subsidiaries;

(x)

shall not, and shall not permit any of its Subsidiaries to (i) enter into any Contract that would have been a Company Material Contract under Section 3.21(a)(ii) or Section 3.21(a)(xi) had it been entered into prior to this Agreement, or amend or modify any Contract in a manner that would make it a Company Material Contract under Section 3.21(a)(ii) or Section 3.21(a)(xi), (ii) enter into any other Contract that would require aggregate expenditures by the Company or any Company Subsidiary in excess of the Company Budget, (iii) materially modify, materially amend, extend, accelerate, terminate, cancel, exercise or fail to exercise an expiring renewal option or terminate any Company Material Contract (in each case, in a manner adverse to the Company or its Subsidiaries and not including terminations or expirations due to the natural expiration or termination of such agreements) or (iv) waive, release or assign any material rights or claims thereunder (other than in the Ordinary Course of Business or as would not result in a breach of Section 5.1(b)(xii));

(xi)

shall not, and shall not permit any of its Subsidiaries to, acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, directly or indirectly, any equity interests in or assets (including intangible assets) of any person or any business, division, securities, properties or interests thereof, or otherwise engage in any mergers, consolidations or business combinations (other than pursuant to any capital expenditures permitted by Section 5.1(b)(xiii)) from any other Person, other than (A) transactions solely between the Company and a wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries or acquisitions of supplies or equipment in the Ordinary Course of Business and (B) acquisitions of properties, assets, equipment or inventory in the Ordinary Course of Business and consistent with the Company Budget;

(xii)

shall not, and shall not permit any of its Subsidiaries to, settle, pay, discharge or satisfy any Action, other than any Action that involves only the payment of monetary damages not in excess of $250,000 individually or $1,000,000 in the aggregate over the amount reflected or reserved against in the September 30, 2021 consolidated balance sheet of the Company for such specific Actions and would not result in (A) the imposition of any Order that would restrict the future activity or conduct of the Company or any of its Subsidiaries (excluding, for the avoidance of doubt, releases of claims, confidentiality and other de minimis obligations customarily included in monetary settlements) or (B) a finding or admission of a violation of Law;

(xiii)

shall not, and shall not permit any of its Subsidiaries to incur or commit to capital expenditures or development expenses or expenses relating to integration of its accounting or ERP systems, in each case, in excess of the amounts set forth in Section 5.1(b)(xiii) to the Company Disclosure Schedules (the “Company Budget”);

(xiv)

shall not, and shall not permit any of its Subsidiaries to, terminate or permit any material Company Permit to lapse, other than in accordance with the terms and regular expiration thereof, or fail to apply on a timely basis for any renewal of any renewable material Company Permit (excluding, in each case, any Company Permit that the Company, in its reasonable judgment, no longer believes to be material or necessary to the conduct of the business);

(xv)

shall not, and shall not permit any of its Subsidiaries to, adopt any plan of merger, consolidation, reorganization, liquidation or dissolution, adopt resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, file a petition in bankruptcy under any provisions of federal or state bankruptcy applicable Law on behalf of the Company or any of its Subsidiaries or consent to the filing of any bankruptcy petition against the Company or any of its Subsidiaries under applicable Law;

(xvi)

shall not, and shall not permit any of its Subsidiaries to, enter into any new line of business that is not reasonably related to the existing business lines of the Company and its Subsidiaries, or abandon or discontinue any existing line of business of the Company or its Subsidiaries;

(xvii)

except as required by applicable Law, shall not (A) make (other than in the Ordinary Course of Business), change or revoke any material Tax election (B) change any material method of Tax accounting or Tax accounting period, (C) file any amended Tax Return with respect to any material Tax, (D) settle or compromise any material Tax proceeding, (E) surrender any right to claim a material Tax refund, or (F) agree to an extension or waiver of the statute of limitations with respect to the assessment of any material Tax;

(xviii)

shall not, and shall not permit any of its Subsidiaries to become a party to, establish, adopt, materially amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(xix)

shall not, and shall not permit any of its Subsidiaries to enter into any consent decree or similar agreement that, individually or in the aggregate, is material to the Company and its Subsidiaries, taken as a whole;

(xx)

shall not, and shall not permit any of its Subsidiaries to terminate or fail to exercise renewal rights with respect to any insurance policies of the Company and its Subsidiaries in a manner that would (after taking into account any replacement insurance policies) materially and adversely affect the insurance coverage of the Company or its Subsidiaries;

(xxi)

shall not, and shall not permit any of its Subsidiaries to, sell, transfer, lease, license, mortgage, pledge, surrender, encumber, divest, or otherwise dispose of any material Company Intellectual Property (other than Permitted Liens), except for non-exclusive licenses of Company Intellectual Property granted in the Ordinary Course of Business;

(xxii)

shall not, and shall not permit any of its Subsidiaries to abandon or otherwise allow to lapse or expire any Registered Company Intellectual Property, other than lapses or expirations of any Registered Company Intellectual Property that is at the end of its maximum statutory term (with renewals);

(xxiii)

shall not, and shall not permit any of its Subsidiaries to engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

(xxiv)	shall not convene any special meeting (or any adjournment or postponement thereof) of the stockholders of the Company;

(xxv)	shall not, and shall not permit any of its Subsidiaries to modify, amend or replace that certain lease Contract listed in Section 5.1(b)(xxv) of the Company Disclosure Schedules; and

(xxvi)	shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

(c)

Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Closing Date. Prior to the Closing Date, the Company shall exercise, consistent with the terms and conditions of this Agreement and subject to applicable Law, complete control and supervision over its and its Subsidiaries’ operations.

5.2	Conduct of Business by Parent.

(a)

From and after the date of this Agreement and prior to earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law, (ii) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated, required or expressly permitted by this Agreement or (iv) as set forth in Section 5.2(a) of the Parent Disclosure Schedules, Parent shall, and shall cause its Subsidiaries to, use its reasonable best efforts to (A) conduct its business in the Ordinary Course of Business and (B) preserve intact its business organization and maintain existing relationships and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, creditors, lessors, distributors, employees, contractors and business associates, in each case, with whom it and they have material business relations; provided, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b)

From and after the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (w) as may be required by applicable Law, (x) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (y) as may be expressly contemplated, required or expressly permitted by this Agreement or (z) as set forth in Section 5.2(b) of the Parent Disclosure Schedules, Parent:

(i)

shall not, and shall not permit any of its Subsidiaries that is not wholly-owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, shares or other securities of Parent or its Subsidiaries), except (A) regular quarterly cash dividends paid by Parent on the Parent Common Shares in the Ordinary Course of Business, appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to the Parent Common Shares, and (B) dividends and distributions paid by Subsidiaries of Parent to Parent or to any of Parent’s other wholly-owned Subsidiaries;

(ii)

shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its shares, except for any such transaction by a wholly-owned Subsidiary of Parent that remains a wholly-owned Subsidiary after consummation of such transaction;

(iii)

shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, transfer, dispose, or otherwise encumber, or authorize or approve or agree to issue, grant, sell, pledge or otherwise encumber any Parent Common Shares or other equity securities of Parent, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Parent Common Shares or other equity securities of Parent, including but not limited to the issue or award of any Parent Options or any rights, warrants or options to acquire any such shares, voting equity securities or equity interest or share based performance units, except (A) in the Ordinary Course of Business pursuant to awards under Parent Benefit Plans in effect as of the date hereof or as disclosed on Section 5.2(b)(iii) of the Parent Disclosure Schedules or (B) pledges or encumbrances required in connection with the Debt Financing (including for the repayment or refinancing of the “Refinanced Indebtedness” (as defined in the Initial Debt Commitment Letter) or any other repayment or refinancing contemplated thereby);

(iv)

shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS or rule or policy of the Canadian Securities Administrators;

(v)

shall not, and shall not permit any of its Subsidiaries to, redeem, terminate early, unwind, repurchase, prepay, defease, create, suffer to exist, incur, enter into, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any indebtedness solely among Parent and its wholly-owned Parent Subsidiaries or solely among wholly-owned Parent Subsidiaries, (B) incremental borrowings under Parent’s existing credit facilities if either (1) contemplated by Section 5.2(b)(v) of the Parent Disclosure Schedules (the “Parent Budget”) or (2) not in excess of $25,000,000 greater than the amount set forth in the Parent Budget made available by Parent to the Company prior to the date hereof, (C) any repayment of borrowings under Parent’s existing revolving credit facilities to the extent that the aggregate amount available to Parent and the Parent Subsidiaries for borrowings thereunder does not decrease or (D) the Debt Financing (including the guarantees to be provided for the Debt Financing) and other actions taken in furtherance of the Debt Financing (including for the repayment or refinancing of the “Refinanced Indebtedness” (as defined in the Initial Debt Commitment Letter) or any other repayment or refinancing contemplated thereby);

(vi)	shall not adopt any amendments to the Organizational Documents of Parent;

(vii)

shall not, and shall not permit any of its Subsidiaries to, acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, directly or indirectly, any equity interests in or assets (including intangible assets) of any person or any business, division, securities, properties or interests thereof, or otherwise engage in any mergers, consolidations or business combinations from any other Person, other than (A) transactions solely between Parent and a wholly-owned Parent Subsidiary or solely between wholly-owned Parent Subsidiaries or acquisitions of supplies or equipment in the Ordinary Course of Business, (B) acquisitions of properties, assets, equipment or inventory in the Ordinary Course of Business and (C) transactions that would not reasonably be expected to have a material adverse effect on the Parent’s ability to complete the Merger or the Financing; and

(viii)	shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

5.3	Reorganization.

(a)

The Company agrees that, upon the request by Parent and Merger Sub, the Company shall use its reasonable best efforts to: (i) effect one or more reorganizations of the corporate structure, capital structure, business operations and assets of the Company or any of its wholly-owned Subsidiaries or such other transactions as Parent and Merger Sub may reasonably request, (each, a “Pre-Closing Reorganization”); and (ii) co-operate with Parent, Merger Sub and their advisors in order to determine the nature of the Pre-Closing Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken and whether such reorganizations would require prior approval by a Governmental Entity; provided that: (A) the Pre-Closing Reorganizations are not prejudicial to the Company, any of its Subsidiaries or any of the Company stockholders in any material respect and will not, if the Merger is not consummated, adversely affect the Company, any of its Subsidiaries or any of the Company stockholders in any material manner; (B) the Pre-Closing Reorganizations do not impair the ability of the Company or Parent or Merger Sub to complete the Merger or materially delay completion of the Merger; (C) the Pre-Closing Reorganizations are effected as close as reasonably practicable to the Effective Time and do not require the approval of any of the Company stockholders; and (D) the Pre-Closing Reorganizations do not unreasonably and materially interfere with the ongoing operations of the Company and its Subsidiaries and do not result in any breach by the Company or any of its Subsidiaries of any Contract or any breach by the Company or any of its Subsidiaries of their respective Organizational Documents or Law. Parent waives any breach of a representation, warranty or covenant by the Company, where such breach is solely a result of an action taken or not taken by the Company or a Subsidiary pursuant to a request by Parent in accordance with this Section 5.3. Parent and Merger Sub shall provide written notice to the Company of any proposed Pre-Closing Reorganization at least ten (10) Business Days prior to the Effective Time.

(b)

Parent shall reimburse and indemnify the Company (and each Subsidiary) for all out-of-pocket costs, expenses and losses incurred in connection with any proposed Pre-Closing Reorganization if the Merger is not completed as contemplated herein.

5.4	Access to Information; Confidentiality.

(a)

Subject to compliance with applicable Laws and the terms of any existing Contracts, each of the Company and Parent shall (and each shall cause its Subsidiaries to): (i) afford to the other party and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access, solely for purposes of furthering the Merger and the other transactions contemplated hereby or integration planning relating thereto, during normal business hours, on reasonable advance notice (which shall be deemed reasonable if not less than two (2) Business Days), throughout the period prior to the earlier of the Effective Time and the Termination Date, to the other party’s and its Subsidiaries’ businesses, properties, personnel, agents, Contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement, including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or any Company Alternative Proposal or Parent Alternative Proposal, as applicable, and (ii) promptly furnish the other party and its Representatives all other information concerning its business, properties and personnel as may reasonably be requested by the other party; provided, that the Company or Parent, as applicable, may provide such access by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including any COVID-19 Measures). Solely for purposes of furthering the Merger and the other transactions contemplated hereby or integration planning relating thereto, following the date of this Agreement, the Company and its Subsidiaries shall use reasonable best efforts to make available to Parent true and accurate copies of all environmental site assessments, environmental investigation reports, environmental audit reports and other environmental reports and documents in their possession.

(b)

Subject to compliance with applicable Laws, throughout the period from the Effective Time until the Closing Date, the Company shall (and shall cause its Subsidiaries and Representatives to) (i) afford to Parent and its Representatives reasonable access, for purposes of furthering the transactions contemplated hereby or integration planning relating thereto, during normal business hours, on reasonable advance notice (which shall be deemed reasonable if not less than two (2) Business Days), to the Company’s and its Subsidiaries’ businesses, properties, personnel, agents, accountants, Contracts, commitments, books and records, and (ii) promptly furnish Parent and its Representatives (A) such financial and operating data and other information concerning the Company and its Subsidiaries as may be reasonably requested and is necessary or advisable in connection with any filings contemplated pursuant to Section 5.7, (B) all reports or other information concerning the Company and its Subsidiaries provided to third parties pursuant to the terms of any outstanding indebtedness of the Company or any of its Subsidiaries and (C) all other information concerning the Company’s business, properties and personnel as may reasonably be requested by the other party; provided, that the Company may provide such access by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including any COVID-19 Measures).

(c)

The foregoing provisions of this Section 5.3 notwithstanding, neither the Company nor Parent shall be required to afford such access or furnish such information if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would result in a loss of privilege or trade secret protection to such party or any of its Subsidiaries, would result in the disclosure of any information in connection with any litigation or similar dispute among the Parties hereto, would constitute a violation of any applicable Law or result in the disclosure of any personal information that would expose the such party to the risk of liability. In the event that Parent or the Company objects to any request submitted pursuant to and in accordance with this Section 5.3 and withholds information on the basis of the foregoing sentence, the Company or Parent, as applicable, shall inform the other party as to the general nature of what is being withheld and the Company and Parent shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (i) obtain the required consent or waiver of any third party required to provide such information and (ii) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege.

(d)

Notwithstanding anything to the contrary herein, no Party shall be permitted to conduct any testing, sampling or subsurface or invasive analysis (commonly known as a Phase II environmental assessment) at any property of the other Parties or of any Parent Subsidiary or Company Subsidiary, as applicable.

(e)

Each of the Company and Parent hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Confidential Information,” as such term is used in, and shall be treated in accordance with, the non-disclosure agreement, dated October 3, 2021, between the Company and Parent (the “Confidentiality Agreement”).

(f)	No investigation by any of the Parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein.

5.5	No Solicitation by the Company.

(a)

Subject to the provisions of this Section 5.5, from the date of this Agreement until the earlier of the Effective Time and the Termination Date, the Company agrees that it shall not, and shall cause its Subsidiaries, and its and their respective directors and officers not to, and shall use reasonable best efforts to cause its and its Subsidiaries other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry regarding, or the making or submission of any proposal, offer or indication of interest that constitutes, or would reasonably be expected to lead to, or result in, a Company Alternative Proposal, (ii) engage in, knowingly encourage, continue or otherwise participate in any discussions or negotiations with any Person regarding a Company Alternative Proposal, or any communications regarding or any inquiry, proposal or offer that would reasonably be expected to lead to, or result in, a Company Alternative Proposal (except to notify such Person that the provisions of this Section 5.5 prohibit any such discussions or negotiations), (iii) furnish any nonpublic information relating to the Company or its Subsidiaries in connection with or for the purpose of facilitating a Company Alternative Proposal or any inquiry, proposal, offer or indication of interest that would reasonably be expected to lead to, or result in, a Company Alternative Proposal and request the prompt return or destruction of any confidential information provided to any third party in connection with any Company Alternative Proposal; (iv) recommend or enter into any other letter of intent, memorandum of understandings, agreement in principle, option agreement, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement with respect to a Company Alternative Proposal (except for confidentiality agreements permitted under Section 5.5(b)); (v) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or (vi) adopt, approve, endorse, authorize, agree or publicly propose to adopt, approve, endorse or authorize to do any of the foregoing or otherwise knowingly facilitate any effort or attempt to make a Company Alternative Proposal.

(b)

Notwithstanding anything in this Section 5.5 to the contrary, at any time prior to, but not after, obtaining the Company Stockholder Approval, if the Company receives a bona fide, unsolicited Company Alternative Proposal in writing that did not result from a breach of this Section 5.5 (which Company Alternative Proposal is not withdrawn), the Company and its Representatives may contact the third party making such Company Alternative Proposal to clarify the terms and conditions thereof. If the Company Board determines in good faith after consultation with the Company’s outside legal counsel and financial advisors that such Company Alternative Proposal constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal, then the Company may take the following actions: (i) furnish nonpublic information to the third party making such Company Alternative Proposal (including its Representatives, including its equity and debt financing sources) in response to a request therefor, if, and only if, (A) prior to so furnishing such information the third party has executed a confidentiality agreement with the Company (a copy of which shall be provided to Parent within 24 hours of execution) having confidentiality and use provisions that, in each case, are not less restrictive to such third party than the provisions in the Confidentiality Agreement are to Parent (it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Company Alternative Proposal, but such confidentiality agreement shall not grant such third party the exclusive right to negotiate with the Company); and (B) the Company also provides to Parent, prior to or substantially concurrently with the time such non-public information is provided or made available to such third party, any non-public information furnished to such third party that was not previously furnished to Parent; provided, however, that if the third party making such Company Alternative Proposal is a known competitor of the Company or the Parent, the Company shall not provide any commercially sensitive non-public information to such third party in connection with any actions permitted by this Section 5.5(b) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information, and (ii) engage in discussions or negotiations with the third party (including its Representatives) with respect to the Company Alternative Proposal. The Company shall promptly (and in any event within 24 hours) notify Parent in writing if: (i) any inquiries, proposals or offers with respect to a Company Alternative Proposal are received by the Company or any of its Representatives or (ii) any information is requested from the Company or any of its Representatives that, to the Knowledge of the Company, has been or is reasonably likely to have been made in connection with any Company Alternative Proposal, which notice shall identify the material terms and conditions thereof (including the name of the applicable third party and complete copies of any written requests, proposals or offers and any other material documents, including proposed agreements). It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 5.5(b), including any public announcement that the Company or the Company Board has made any determination contemplated under this Section 5.5(b) to take or engage in any such actions, shall not constitute a Company Change of Recommendation or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 7.1(d)(ii) The Company shall keep Parent fully informed on a current basis of any material developments regarding any Company Alternative Proposals or any material change to the terms of any such Company Alternative Proposal and any material change to the status of any such discussions or negotiations with respect thereto.

(c)

Except as expressly permitted by Section 5.5(d), the Company Board, including any committee thereof, shall not (i) withdraw, withhold, qualify or modify, or propose publicly to withdraw, withhold, qualify or modify, the Company Recommendation, (ii) fail to include the Company Recommendation in the Proxy Statement/Prospectus that is mailed by the Company to the stockholders of the Company; (iii) if any Company Alternative Proposal that is structured as a tender offer or exchange offer for the outstanding shares of Company Common Stock is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an Affiliate of Parent), fail to recommend and publicly announce, within ten (10) Business Days after such commencement, against acceptance of such tender offer or exchange offer by its stockholders; (iv) approve, adopt, recommend or declare advisable any Company Alternative Proposal or publicly propose to approve, adopt or recommend, or declare advisable any Company Alternative Proposal; (v) fail to publicly reaffirm the Company Recommendation, within ten (10) Business Days after a Company Alternative Proposal (or material modification thereto) is first publicly announced by the Company or the person making such Company Alternative Proposal (or, with respect to any material amendments, revisions or changes to the terms of any such previously publicly disclosed Company Alternative Proposal that are publicly disclosed within the last five (5) Business Days prior to the Effective Time, fail to take the actions referred to in this clause (v), with references to the applicable ten (10) Business Day period being replaced with three (3) Business Days); (vi) approve, adopt or recommend, or declare advisable or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in and entered into compliance with Section 5.5(b)) with respect to any Company Alternative Proposal; (vii) exempt any person other than Parent or Merger Sub from any Takeover Statute or approve or authorize, or cause or permit the Company or any of its Subsidiaries to enter into, a Company Acquisition Agreement, or (viii) resolve or publicly propose to take any action described in the foregoing clauses (i) through (vii) (any such action set forth in the foregoing clauses (i) through (viii), a “Company Change of Recommendation”).

(d)

Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 5.5(e), prior to obtaining the Company Stockholder Approval (i) the Company Board may make a Company Change of Recommendation in response to a Company Intervening Event if the Company Board has determined, in good faith after consultation with the Company’s outside legal counsel, that the failure to take such action would breach or would reasonably be expected to breach the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law, or (ii) the Company Board may, in response to a Company Superior Proposal (A) make a Company Change of Recommendation and/or (B) cause the Company to terminate this Agreement pursuant to Section 7.1(c)(ii) in order to enter into a Company Acquisition Agreement that did not result from a breach of this Section 5.5 which Company Acquisition Agreement the Company Board determines, in good faith after consultation with the Company’s outside legal counsel and financial advisors, is a Company Superior Proposal, but only if the Company Board has determined in good faith after consultation with the Company’s outside legal counsel, that the failure to make such a Company Change of Recommendation and / or terminate this Agreement to enter into such Company Acquisition Agreement providing for such Company Superior Proposal would breach or would reasonably be expected to breach the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law.

(e)

Prior to the Company taking any action permitted (i) under Section 5.5(d)(i) in response to a Company Intervening Event, the Company shall provide Parent with ten (10) Business Days’ prior written notice advising Parent it intends to effect a Company Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such ten (10) Business Day period, the Company shall cause its Representatives (including its executive officers) to be available to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Company Change of Recommendation and at the end of such ten (10) Business Day period the Company Board again makes the fiduciary determination under Section 5.5(d)(i) (after in good faith taking into account any amendments to this Agreement proposed by Parent), or (ii) under Section 5.5(d)(ii) in response to a Company Superior Proposal, (A) the Company shall provide Parent with five (5) Business Days’ prior written notice (a “Company Superior Proposal Notice”) advising Parent that the Company Board intends to take such action, which Company Superior Proposal Notice shall include a description of the terms and conditions of the Company Superior Proposal that is the basis for the proposed action of the Company Board, the identity of the Person making the Company Superior Proposal and a copy of any proposed definitive agreement for such Company Superior Proposal, if any, (B) the Company shall have negotiated in good faith with Parent and its Representatives and shall have directed its financial advisors and outside legal counsel to engage in good faith negotiations with Parent and its Representatives (to the extent Parent wishes to negotiate) to enable Parent to make such amendments to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation or terminate this Agreement in connection with such Company Superior Proposal, and (C) at the end of such five (5) Business Day period, the Company Board again makes the fiduciary determination under Section 5.5(d)(ii). With respect to Section 5.5(e)(ii), any material modifications to the terms of the Company Superior Proposal (including any change in the amount or form of consideration) after a Company Superior Proposal Notice shall require a new Company Superior Proposal Notice by the Company to Parent in compliance with clause (A) and shall commence a new notice period pursuant clause (A) of three (3) Business Days.

(f)

Nothing contained in this Agreement shall prohibit the Company or the Company Board or any committee thereof from complying with its disclosure obligations under applicable Law or rules and policies of the NYSE, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders) or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder. For the avoidance of doubt, this Section 5.5(f) shall not permit the Company Board to make (or otherwise modify the definition of) a Company Change of Recommendation except to the extent expressly permitted by Section 5.5(d).

(g)

Further to Section 5.5(a), the Company shall (and shall cause its Subsidiaries and its and their respective directors and officers and shall use its reasonable best efforts to cause its other Representatives to) promptly terminate any existing discussions and negotiations conducted heretofore with any Person (other than Parent, the Company or any of their respective Affiliates or Representatives) with respect to any Company Alternative Proposal, or proposal or transaction that could reasonably be expected to lead to or result in a Company Alternative Proposal. Further, the Company shall promptly terminate all physical and electronic data access previously granted to such Persons and request that any such Persons promptly return or destroy all confidential information concerning the Company and any of its Subsidiaries and provide prompt written confirmation thereof.

(h)

“Company Acquisition Agreement” means any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement or partnership agreement providing for any Company Alternative Proposal; provided, that a confidentiality agreement entered into pursuant to Section 5.5(b) shall not be deemed a Company Acquisition Agreement.

(i)

“Company Alternative Proposal” means any written inquiry, proposal, offer or indication of interest made by any Person or group of Persons (other than Parent, Merger Sub or their respective Affiliates) relating to or concerning (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, tender offer, exchange offer, or similar transaction involving the Company, directly or indirectly, in each case, as a result of which the stockholders of the Company immediately prior to such transaction would cease to own at least 80% of the total voting power of the Company or the surviving entity (or any direct or indirect parent company thereof), as applicable, immediately following such transaction, (ii) the acquisition by any Person of more than 20% of the net revenues, net income or total assets of the Company and its Subsidiaries, on a consolidated basis or (iii) the direct or indirect acquisition by any Person of more than 20% of the outstanding shares of Company Common Stock.

(j)

“Company Intervening Event” means any change, effect, development, event, circumstance or occurrence first occurring or arising after the date hereof that is material to the Company and the Company Subsidiaries (taken as a whole) (other than any change, effect, development, event, circumstance or occurrence resulting from a breach of this Agreement by the Company, any of its Subsidiaries or any of their respective Representatives) and was not Known by the Company or known by the Company Board or reasonably foreseeable by the Company or the Company Board on or before the date hereof; provided, however, that in no event shall the following changes, effects, developments, events, circumstances or occurrences constitute a Company Intervening Event: (i) the receipt, existence or terms of a Company Alternative Proposal or any inquiry, proposal, offer, request for information or expression of interest that may reasonably be expected to lead to, or result in, a Company Alternative Proposal (which, for the purposes of the Company Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof), (ii) changes in the market price or trading volume of Company Common Stock, Parent Common Shares or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that the Company or Parent meets or exceeds (or that the Company or Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period, (iii) changes after the date hereof in general political, economic or business conditions (including, without limitation, the price of oil, natural gas and other commodities) in the United States, Canada or elsewhere in the world, (iv) changes after the date hereof in the credit, debt, financial or capital markets or in interest or exchange rates, in each case, in the United States, Canada or elsewhere in the world, (v) any matter contemplated by Section 5.7(i), including any noncompliance with Section 5.7(i) or any consequence thereof, (vi) changes in GAAP or IFRS, as applicable, or applicable accounting rules or requirements, or changes in applicable Law or the interpretation thereof, (vii) changes resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, or the public announcement of this Agreement or the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders, Governmental Entities, governmental officials, and other Persons with whom the Company or any Company Subsidiary has material business relations, (viii) any matter or event relating solely to the Parent or its Subsidiaries, or (ix) the entering into of any customer or strategic relationship or enhancement or expansion of a customer relationship or strategic relationship which has been discussed or considered on or prior to the date of this Agreement.

(k)

“Company Superior Proposal” means an unsolicited, bona fide written Company Alternative Proposal, made after the date of this Agreement, that the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, and considering all legal, financial, financing and regulatory aspects of the proposal, the identity of the Person(s) making the proposal, the conditions to the closing and the timing and likelihood of the proposal being consummated in accordance with its terms, and any revisions to the terms of this Agreement and the Merger contemplated by this Agreement proposed by Parent during the notice period, would, if consummated, result in a transaction (i) that is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement and (ii) that is reasonably likely to be completed, taking into account any regulatory, financing or approval requirements and any other aspects considered relevant by the Company Board. For purposes of the reference to a “Company Superior Proposal” in this definition, all references to (x) “20%” in the definition of “Company Alternative Proposal” will be deemed to be references to “80%” and (y) “80%” in the definition of “Company Alternative Proposal” will be deemed to be references to “20%”.

5.6	No Solicitation by Parent.

(a)

Subject to the provisions of this Section 5.6, from the date of this Agreement until the earlier of the Effective Time and the Termination Date, Parent agrees that it shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall use reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry regarding, or the making or submission of any proposal, offer or indication of interest that constitutes, or would reasonably be expected to lead to, or result in, a Parent Alternative Proposal, (ii) engage in, knowingly encourage, continue or otherwise participate in any discussions or negotiations with any Person regarding Parent Alternative Proposal, or any communications regarding or any inquiry, proposal or offer that would reasonably be expected to lead to, or result in, a Parent Alternative Proposal (except to notify such Person that the provisions of this Section 5.6 prohibit any such discussions or negotiations), (iii) furnish any non-public information relating to Parent or its Subsidiaries in connection with or for the purpose of facilitating a Parent Alternative Proposal or any inquiry, proposal, offer or indication of interest that would reasonably be expected to lead to, or result in, a Parent Alternative Proposal and request the prompt return or destruction of any confidential information provided to any third party in connection with any Parent Alternative Proposal; (iv) recommend or enter into any other letter of intent, memorandum of understandings, agreement in principle, option agreement, acquisition agreement, merger agreement, arrangement agreement, amalgamation agreement, joint venture agreement, partnership agreement or other similar agreement with respect to a Parent Alternative Proposal (except for confidentiality agreements permitted under Section 5.6(b)); (v) approve any transaction under, or any third party becoming an “interested stockholder” under Section 203 of the DGCL (or similar Takeover Statute applicable to Parent under Canadian Law); or (vi) adopt, approve, endorse, authorize agree or publicly propose to adopt, approve, endorse or authorize to do any of the foregoing or otherwise knowingly facilitate any effort or attempt to make a Parent Alternative Proposal.

(b)

Notwithstanding anything in this Section 5.6 to the contrary, at any time prior to, but not after, obtaining the Parent Shareholder Approval, if Parent receives a bona fide, unsolicited Parent Alternative Proposal in writing that did not result from a breach of this Section 5.6 (which Parent Alternative Proposal is not withdrawn), Parent and its Representatives may contact the third party making such Parent Alternative Proposal to clarify the terms and conditions thereof. If the Parent Board determines in good faith after consultation with Parent’s outside legal counsel and financial advisors that such Parent Alternative Proposal constitutes a Parent Superior Proposal or would reasonably be expected to result in a Parent Superior Proposal, then Parent may take the following actions: (i) furnish nonpublic information to the third party making such Parent Alternative Proposal (including its Representatives, including its equity and debt financing sources) in response to a request therefor, if, and only if, (A) prior to so furnishing such information the third party has executed a confidentiality agreement with Parent (a copy of which shall be provided to the Company within 24 hours of execution) having confidentiality and use provisions that, in each case, are not less restrictive to such third party than the provisions in the Confidentiality Agreement are to the Company (it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Parent Alternative Proposal, but such confidentiality agreement shall not grant such third party the exclusive right to negotiate with Parent), and (B) Parent also provides to the Company, prior to or substantially concurrently with the time such non-public information is provided or made available to such third party, any non-public information furnished to such third party that was not previously furnished to the Company; provided, however, that if the third party making such Parent Alternative Proposal is a known competitor of the Company or Parent, Parent shall not provide any commercially sensitive non-public information to such third party in connection with any actions permitted by this Section 5.6(b) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information, and (ii) engage in discussions or negotiations with the third party (including its Representatives) with respect to the Parent Alternative Proposal. Parent shall promptly (and in any event within 24 hours) notify the Company in writing if: (i) any inquiries, proposals or offers with respect to a Parent Alternative Proposal are received by Parent or any of its Representatives or (ii) any information is requested from Parent or any of its Representatives that, to the Knowledge of Parent, has been or is reasonably likely to have been made in connection with any Parent Alternative Proposal, which notice shall identify the material terms and conditions thereof (including the name of the applicable third party and, complete copies of any written requests, proposals or offers and any other material documents, including proposed agreements). It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 5.6(b), including any public announcement that Parent or the Parent Board has made any determination contemplated under this Section 5.6(b) to take or engage in any such actions, shall not constitute a Parent Change of Recommendation or otherwise constitute a basis for the Company to terminate this Agreement pursuant to Section 7.1. Parent shall keep the Company fully informed on a current basis of any material developments regarding any Parent Alternative Proposals or any material change to the terms of any such Parent Alternative Proposal and any material change to the status of any such discussions or negotiations with respect thereto.

(c)

Except as expressly permitted by Section 5.6(d), the Parent Board, including any committee thereof, shall not (i) withdraw, withhold, qualify or modify, or propose publicly to withdraw, withhold, qualify or modify, the Parent Recommendation; (ii) fail to include the Parent Recommendation in the Management Information Circular that is mailed by Parent to the shareholders of Parent; (iii) if any Parent Alternative Proposal that is structured as a tender offer or exchange offer for the outstanding Parent Common Shares is commenced (other than by the Company or an Affiliate of the Company), fail to recommend and publicly announce, within ten (10) Business Days after such commencement, against acceptance of such tender offer or exchange offer by its shareholders; (iv) approve, adopt, recommend or declare advisable any Parent Alternative Proposal or publicly propose to approve, adopt or recommend, or declare advisable any Parent Alternative Proposal; (v) fail to publicly reaffirm the Parent Recommendation, within ten (10) Business Days after a Parent Alternative Proposal (or material modification thereto) is first publicly announced by Parent or the person making such Parent Alternative Proposal (or, with respect to any material amendments, revisions or changes to the terms of any such previously publicly disclosed Parent Alternative Proposal that are publicly disclosed within the last five (5) Business Days prior to the Effective Time, fail to take the actions referred to in this clause (v), with references to the applicable ten (10) Business Day period being replaced with three (3) Business Days); (vi) approve, adopt or recommend, or declare advisable or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in and entered into compliance with Section 5.6(b)) with respect to any Parent Alternative Proposal; (vii) exempt any person other than the Company from any Takeover Statute or approve or authorize, or cause or permit Parent any of its Subsidiaries to enter into a Parent Acquisition Agreement, or (viii) resolve or publicly propose to take any action described in the foregoing clauses (i) through (vii) (any such action set forth in the foregoing clauses (i) through (ix), a “Parent Change of Recommendation”).

(d)

Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 5.6(e), prior to obtaining the Parent Shareholder Approval, (i) the Parent Board may make a Parent Change of Recommendation in response to a Parent Intervening Event if the Parent Board has determined, in good faith after consultation with the Parent’s outside legal counsel, that the failure to take such action would breach or would reasonably be expected to breach the Parent Board’s fiduciary duties to the Parent’s stockholders under applicable Law, or (ii) the Parent Board may, in response to a Parent Superior Proposal, (i) make a Parent Change of Recommendation and/or (ii) cause Parent to terminate this Agreement pursuant to Section 7.1(d)(ii) in order to enter into a Parent Acquisition Agreement that did not result from a breach of this Section 5.6 which Parent Acquisition Agreement the Parent Board determines, in good faith after consultation with Parent’s outside legal counsel and financial advisors, is a Parent Superior Proposal, but only if the Parent Board has determined in good faith after consultation with Parent’s outside legal counsel, that the failure make such a Parent Change of Recommendation and / or terminate this Agreement to enter into a Parent Acquisition Agreement providing for a Parent Superior Proposal would breach or would reasonably be expected to breach the Parent Board’s fiduciary duties to Parent’s shareholders under applicable Law.

(e)

Prior to Parent taking any action permitted under (i) Section 5.6(d)(i) in response to a Parent Intervening Event, the Parent shall provide Company with ten (10) Business Days’ prior written notice advising Company it intends to effect a Parent Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such ten (10) Business Day period, the Parent shall cause its Representatives (including its executive officers) to be available to negotiate in good faith (to the extent Company desires to negotiate) any proposal by Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Parent Change of Recommendation and at the end of such ten (10) Business Day period the Parent Board again makes the fiduciary determination under Section 5.6(d)(i) (after in good faith taking into account any amendments to this Agreement proposed by Company), or (ii) Section 5.6(d)(ii) in response to a Parent Superior Proposal, (A) Parent shall provide the Company with five (5) Business Days’ prior written notice (a “Parent Superior Proposal Notice”) advising the Company that the Parent

Board intends to take such action, which Parent Superior Proposal Notice shall include a description of the terms and conditions of the Parent Superior Proposal that is the basis for the proposed action of the Parent Board, the identity of the Person making the Parent Superior Proposal and a copy of any proposed definitive agreement for such Parent Superior Proposal, if any, and (B) Parent shall have negotiated in good faith with the Company and its Representatives and shall have directed its financial advisors and outside legal counsel to engage in good faith negotiations with Company and its Representatives (to the extent the Company wishes to negotiate) to enable the Company to make such amendments to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation or terminate this Agreement in connection with such Parent Superior Proposal, and (C) at the end of such five (5) Business Day period, the Parent Board again makes the fiduciary determination under Section 5.6(d). With respect to Section 5.6(e)(ii), any material modifications to the terms of the Parent Superior Proposal (including any change in the amount or form of consideration) after a Parent Superior Proposal Notice shall require a new Parent Superior Proposal Notice by Parent to the Company in compliance with clause (A), and shall commence a new notice period pursuant clause (A) of three (3) Business Days.

(f)

Nothing contained in this Agreement shall prohibit Parent or the Parent Board or any committee thereof from (i) complying with its disclosure obligations under applicable Law or rules and policies of the TSX, including taking and disclosing to its shareholders a position a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) complying with Part 2 – Division 1 of National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian Securities Administrators and similar provisions under Canadian Securities Laws relating to the provision of directors’ circulars in respect of a Parent Alternative Proposal. For the avoidance of doubt, this Section 5.6(f) shall not permit the Company Board to make (or otherwise modify the definition of) a Company Change of Recommendation except to the extent expressly permitted by Section 5.6(d).

(g)

Further to Section 5.6(a), Parent shall (and shall cause its Subsidiaries and its and their respective directors and officers and shall use its reasonable best efforts to cause its other Representatives to) promptly terminate any existing discussions and negotiations conducted heretofore with any Person (other than the Company, Parent or any of their respective Affiliates or Representatives) with respect to any Parent Alternative Proposal, or proposal or transaction that could reasonably be expected to lead to or result in a Parent Alternative Proposal. Further, Parent shall promptly terminate all physical and electronic data access previously granted to such Persons and request that any such Persons promptly return or destroy all confidential information concerning Parent and any of its Subsidiaries and provide prompt written confirmation thereof.

(h)

“Parent Acquisition Agreement” means any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement or partnership agreement providing for any Parent Alternative Proposal; provided, that a confidentiality agreement entered into pursuant to Section 5.6(b) shall not be deemed a Parent Acquisition Agreement.

(i)

“Parent Alternative Proposal” means any written inquiry, proposal, offer or indication of interest made by any Person or group of Persons (other than the Company or its Affiliates) relating to or concerning (i) a plan of arrangement, amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization, tender offer, exchange offer, or similar transaction involving Parent, directly or indirectly, in each case, as a result of which the shareholders of Parent immediately prior to such transaction would cease to own at least 80% of the total voting power of Parent or the surviving entity (or any direct or indirect parent company thereof), as applicable, immediately following such transaction, (ii) the acquisition by any Person of more than 20% of the net revenues, net income or total assets of Parent and its Subsidiaries, on a consolidated basis, or (iii) the direct or indirect acquisition by any Person of more than 20% of the outstanding Parent Common Shares.

(j)

“Parent Intervening Event” means any change, effect, development, event, circumstance or occurrence first occurring or arising after the date hereof that is material to the Parent and the Parent Subsidiaries (taken as a whole) (other than any change, effect, development, event, circumstance or occurrence resulting from a breach of this Agreement by Parent, any of its Subsidiaries or any of their respective Representatives) and was not Known by the Parent or known by the Parent Board or reasonably foreseeable to the Parent or the Parent Board on or before the date hereof; provided, however, that in no event shall the following changes, effects, developments, events, circumstances or occurrences constitute a Parent Intervening Event: (i) the receipt, existence or terms of a Parent Alternative Proposal or any inquiry, proposal, offer, request for information or expression of interest that may reasonably be expected to lead to, or result in, a Parent Alternative Proposal (which, for the purposes of the Parent Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof), (ii) changes in the market price or trading volume of Company Common Stock, Parent Common Shares or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that the Company or Parent meets or exceeds (or that the Company or Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period, (iii) changes after the date hereof in general political, economic or business conditions (including, without limitation, the price of oil, natural gas and other commodities) in the United States, Canada or elsewhere in the world, (iv) changes after the date hereof in the credit, debt, financial or capital markets or in interest or exchange rates, in each case, in the United States, Canada or elsewhere in the world, (v) any matter contemplated by Section 5.7(i), including any noncompliance with Section 5.7(i) or any consequence thereof, (vi) changes in GAAP or IFRS, as applicable, or applicable accounting rules or requirements, or changes in applicable Law or the interpretation thereof, (vii) changes resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, or the public announcement of this Agreement or the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders, Governmental Entities, governmental officials, and other Persons with whom the Parent or any Parent Subsidiary has material business relations, (viii) any matter or event relating solely to the Company or its Subsidiaries, or (ix) the entering into of any customer or strategic relationship or enhancement or expansion of a customer relationship or strategic relationship which has been discussed or considered on or prior to the date of this Agreement.

(k)

“Parent Superior Proposal” means an unsolicited, bona fide written Parent Alternative Proposal, made after the date of this Agreement, that the Parent Board determines in good faith, after consultation with Parent’s outside legal and financial advisors, and considering all legal, financial, financing and regulatory aspects of the proposal, the identity of the Person(s) making the proposal, the conditions to the closing and the timing and likelihood of the proposal being consummated in accordance with its terms, and any revisions to the terms of this Agreement and the Merger contemplated by this Agreement proposed by Company during the notice period, would, if consummated, result in a transaction (i) that is more favorable to Parent’s shareholders from a financial point of view than the transactions contemplated by this Agreement and (ii) that is reasonably likely to be completed, taking into account any regulatory, financing or approval requirements and any other aspects considered relevant by the Parent Board. For purposes of the reference to a “Parent Alternative Proposal” in this definition, all references to (x) “20%” in the definition of “Parent Alternative Proposal” will be deemed to be references to “80%” and (y) “80%” in the definition of “Parent Alternative Proposal” will be deemed to be references to “20%”.

5.7    Preparation of Registration Statement and Management Information Circular; Shareholders Meetings; Regulatory Filings; Other Actions.

(a)

(i) As promptly as reasonably practicable after the date of this Agreement and, the Parties will use their respective reasonable best efforts to complete within forty-five (45) days following the date hereof, the Company and Parent shall prepare and file with the SEC the preliminary US Registration Statement (including the Proxy Statement/Prospectus with respect to the Company Stockholder Meeting) and (ii) Parent shall prepare and file with the TSX the draft Management Information Circular with respect to the Parent Shareholder Meeting. Each of the Company and Parent shall use its reasonable best efforts to (A) have the US Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and (B) keep the US Registration Statement effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement/Prospectus, the Management Information Circular and the US Registration Statement. Each of the Company and Parent shall provide the other Party with a reasonable period of time to review the Proxy Statement/Prospectus and the Management Information Circular and any amendments thereto prior to filing and shall reasonably consider any comments from the other Party. Each of the Company and Parent shall respond promptly to any comments from the SEC or the staff of the SEC, any of the Canadian Securities Administrators, or the TSX, as applicable. Each of the Company and Parent shall notify the other Party promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC, any of the Canadian Securities Administrators, or the TSX and of any request by the SEC or the staff of the SEC or the TSX for amendments or supplements to the Proxy Statement/Prospectus, the Management Information Circular or US Registration Statement or for additional information and shall supply the other Party with copies of all correspondence between it and any of its Representatives, on the one hand, and the SEC or the staff of the SEC or the TSX, on the other hand, with respect to the Proxy Statement/Prospectus, the Management Information Circular or US Registration Statement or the transactions contemplated by this Agreement within 24 hours of the receipt thereof. The Proxy Statement/Prospectus, the Management Information Circular and US Registration Statement shall comply as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and applicable Canadian Securities Laws and corporate Laws, as applicable, and, without limiting the foregoing, Parent shall ensure that the Management Information Circular shall provide shareholders of Parent with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Parent Shareholder Meeting. If at any time prior to the Company Stockholder Meeting or the Parent Shareholder Meeting (or any adjournment or postponement of the Company Stockholder Meeting or the Parent Shareholder Meeting) any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Management Information Circular and/or US Registration Statement, so that the Proxy Statement/Prospectus, the Management Information Circular and/or US Registration Statement would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed by the Company and/or Parent with the SEC, the Canadian Securities Administrators and/or the TSX, as applicable, and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the shareholders of Parent. The Company shall cause the Proxy Statement/Prospectus and US Registration Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the US Registration Statement is declared effective under the Securities Act (such effectiveness date, the “Clearance Date”). Promptly (and in any event within seven (7) days of the mailing of the Proxy Statement/Prospectus to the stockholders of the Company), Parent shall file the Management Information Circular with the Canadian Securities Administrators and mail the Management Information Circular to the shareholders of Parent.

(b)

Each of Parent and the Company shall provide the other Party and its legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement/Prospectus, the Management Information Circular, the US Registration Statement and other documents related to the Company Stockholder Meeting, the Parent Shareholder Meeting or the issuance of the Parent Common Shares (and any amendments thereto) in connection with the Merger, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the Company’s stockholders or Parent’s shareholders, as applicable. Each Party hereto shall consider in good faith in the Proxy Statement/Prospectus, the Management Information Circular, the US Registration Statement and such other documents related to the Company Stockholder Meeting, the Parent Shareholder Meeting or the issuance of Parent Common Shares in connection with the Merger, all comments reasonably and promptly proposed by the other Party or its legal counsel. Subject to applicable Law, the information contained in the Management Information Circular shall be consistent in all material respects with the substantive information contained in the Proxy Statement/Prospectus; provided that the Management Information Circular shall only be required to contain the information contained in the Proxy Statement/Prospectus that is required pursuant to applicable Canadian Securities Laws.

(c)

Subject to Section 5.4(e), Section 5.7(d) and Section 5.7(g), the Company shall take all action necessary in accordance with applicable Law and the certificate of incorporation and bylaws of the Company to set a record date for, duly give notice of, convene and hold a special meeting of its stockholders following the mailing of the Proxy Statement/Prospectus for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholder Meeting”) on a date mutually selected by the Company and Parent as soon as reasonably practicable following the Clearance Date and in any case, within forty-five (45) days following the Clearance Date. Unless the Company shall have made a Company Change of Recommendation in compliance with Section 5.5(c), the Company shall include the Company Recommendation in the Proxy Statement/Prospectus and shall solicit, and use its reasonable best efforts to obtain, the Company Stockholder Approval at the Company Stockholder Meeting (including by soliciting proxies in favor of the adoption of this Agreement) as soon as reasonably practicable.

(d)

The Company shall cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement/Prospectus to its shareholders. The Company (i) shall adjourn or postpone the Company Stockholder Meeting (A) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law or (B) if as of the time that the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting and (ii) may, and at Parent’s request shall, adjourn or postpone the Company Stockholder Meeting to allow reasonable additional time to solicit additional proxies necessary to obtain the Company Stockholder Approval; provided, however, that, unless otherwise agreed by the Parties, the Company Stockholder Meeting shall not be adjourned or postponed to a date that is more than twenty (20) Business Days after the date for which the Company Stockholder Meeting was previously scheduled; provided, further, that the Company Stockholder Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date or a date that requires the Company to select a new record date under applicable Law. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the shareholders of the Company at the Company Stockholder Meeting.

(e)

Subject to Section 5.6, Section 5.7(f) and Section 5.7(g), Parent shall take all action necessary in accordance with applicable Law and the articles of incorporation and bylaws of Parent to set a record date for, duly give notice of, convene and hold a meeting of its shareholders following the mailing of the Proxy Statement/Prospectus for the purpose of obtaining the Parent Shareholder Approval (the “Parent Shareholder Meeting”) on a date mutually selected by the Company and Parent as soon as reasonably practicable following the Clearance Date and, in any case, within forty-five (45) days following the Clearance Date. Unless Parent shall have made a Parent Change of Recommendation in compliance with Section 5.6, Parent shall include the Parent Recommendation in the Management Information Circular and shall solicit, and use its reasonable best efforts to obtain, the Parent Shareholder Approval at the Parent Shareholder Meeting (including by soliciting proxies in favor of the approval of the Parent Share Issuance) as soon as reasonably practicable.

(f)

Parent shall cooperate with and keep the Company informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Management Information Circular to its shareholders. Parent (i) shall adjourn or postpone the Parent Shareholder Meeting (A) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Parent Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law or (B) if as of the time that the Parent Shareholder Meeting is originally scheduled (as set forth in the Management Information Circular) there are insufficient Parent Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Shareholder Meeting and (ii) may, and at the Company’s request shall, adjourn or postpone the Parent Shareholder Meeting to allow reasonable additional time to solicit additional proxies necessary to obtain the Parent Shareholder Approval; provided, however, that, unless otherwise agreed by the Parties, the Parent Shareholder Meeting shall not be adjourned or postponed to a date that is more than twenty (20) Business Days after the date for which the Parent Shareholder Meeting was previously scheduled; provided, further, that the Parent Shareholder Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date or a date that requires Parent to select a new record date under applicable Law. Without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), the approval of the Parent Share Issuance shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by Parent’s shareholders in connection with the approval of the Parent Share Issuance) that Parent shall propose to be acted on by the shareholders of Parent at the Parent Shareholder Meeting.

(g)

Subject to applicable Law, each of the Parties shall reasonably cooperate and use their reasonable best efforts to cause the record dates and date and time of the Company Stockholder Meeting and the Parent Shareholder Meeting to be coordinated such that they occur on the same calendar day (and in any event as close in time as possible).

(h)

Without limiting the generality of the foregoing, the Company agrees that its obligations to hold the Company Stockholder Meeting pursuant to this Section 5.7 shall not be affected solely by the making of a Company Change of Recommendation, and Parent agrees that its obligations to hold the Parent Shareholder Meeting pursuant to this Section 5.7 shall not be affected solely by the making of a Parent Change of Recommendation. The Company agrees that notwithstanding any Company Change of Recommendation, this Agreement shall be submitted to the holders of the Company Common Stock at the Company Stockholder Meeting for the purpose of voting on the adoption of this Agreement and the approval of the Merger, and its obligations pursuant to this Section 5.7 shall not be affected by the Company Change of Recommendation, unless the Company terminates this Agreement in accordance with its terms prior to the Company Stockholder Meeting. Parent agrees that notwithstanding any Parent Change of Recommendation, the approval of the Parent Share Issuance in connection with the Merger shall be submitted to the holders of the Parent Common Shares at the Parent Shareholder Meeting, and its obligations pursuant to this Section 5.7 shall not be affected by the Parent Change of Recommendation, unless Parent terminates this Agreement in accordance with its terms prior to the Parent Shareholder Meeting.

(i)

Subject to the terms and conditions herein provided, each of Parent and the Company shall (and shall cause their Subsidiaries to) use their respective reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to cause the conditions to Closing set forth in Article 6 of this Agreement to be satisfied and to consummate, and make effective as promptly as practicable after the date hereof, the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and in any event prior to the End Date, including by preparing and filing with all Governmental Entities as promptly as practicable after the date of this Agreement all applications, notices, petitions, filings, ruling requests, and other documents necessary to consummate the Merger, and to obtain as promptly as practicable after the date of this Agreement all permits, consents, waivers, approvals, clearances, authorizations and expirations or terminations of waiting periods necessary to be obtained from the Antitrust Authorities and any other Governmental Entity in order to consummate the Merger (collectively, the “Governmental Approvals”). In furtherance and not in limitation of the foregoing, each Party hereto agrees to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger within ten (10) Business Days of the date of this Agreement; (B) make all other filings that are required to be made in order to consummate the Merger with the Antitrust Authorities; and (C) not extend any waiting period under the HSR Act or the applicable Laws of other applicable non-U.S. jurisdictions of the Antitrust Authorities, if required to have a waiting period, or enter into any agreement with the Antitrust Authorities or any other Governmental Entity not to consummate the Merger, without consulting with the other Party in good faith. Parent and the Company shall supply as promptly as practicable any additional information or documentation that may be requested by the Antitrust Authorities and use their respective reasonable best efforts to take all other actions necessary, proper or advisable to obtain the Required Antitrust Approvals or to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Antitrust Law as soon as practicable (including complying with any “second request” for information or similar request from a Governmental Entity pursuant to other regulatory Laws). In connection with the actions referenced in Section 5.7(i) to obtain all Governmental Approvals for the Merger under the Antitrust Laws, each of Parent and the Company shall: (A) cooperate in all respects with each other in connection with any material communication, filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party;

(B) keep the other Party and its counsel promptly informed of any material communication received by such Party from, or given by such Party to, the Antitrust Authorities or other Governmental Entity and of any material communication received or given in connection with any Action by a private party, in each case regarding any of the Merger; (C) consult with each other in advance of any meeting or conference with the Antitrust Authorities or any other Governmental Entity or, in connection with any Action by a private party, with any other person, and to the extent permitted by the Antitrust Authorities or such other Governmental Entity or other person, give the other Party or its counsel the opportunity to attend and participate in such meetings and conferences; and (D) permit the other Party and its counsel to review in advance any submission, filing or material communication (and documents submitted therewith) intended to be given by it to the Antitrust Authorities or any other Governmental Entity; provided that materials may be redacted to remove business secrets and other confidential material so long as the disclosing Party acts reasonably in identifying such material for redaction. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 5.7(i) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. In furtherance and not in limitation of the other covenants of the Parties in this Agreement, if Parent determines, in its sole discretion, to defend through litigation on the merits any claim asserted in any court or other governmental body with respect to the Merger by the FTC, DOJ or any other applicable Governmental Entity, the Company shall use its reasonable best efforts to cooperate with and support the Parent’s efforts. Without limiting the generality of the foregoing and notwithstanding anything in this Agreement to the contrary, in furtherance of the Parties reasonable best efforts, each of Parent and the Parent Subsidiaries, on the one hand, and each of the Company and the Company Subsidiaries, on the other hand, to the extent required to obtain Required Antitrust Approvals or any necessary Governmental Approvals, shall (x) propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Divestiture”); and (y) take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Remedy”); provided, that the Company and the Company Subsidiaries shall not take any such action without Parent’s express prior written consent; and provided further that no such Divestiture or Remedy shall be required if (1) such Divestiture or Remedy would, in the good faith reasonable judgment of Parent, be reasonably expected to materially impair or diminish the benefits or advantages it expects to receive from the Merger and the transactions contemplated hereby, or (2) such Divestiture or Remedy would have a material adverse effect on the business of (x) Parent and the Parent Subsidiaries, taken as a whole, or (y) the Company and the Company Subsidiaries, taken as a whole, and no Party or any of their respective Subsidiaries shall be required to take any of the actions referred to above with respect to a Divestiture or Remedy unless the effectiveness thereof is conditioned on the occurrence of the Closing. Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder. Notwithstanding anything to the contrary in this Agreement, it is agreed that Parent shall make all strategic decisions and lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by or from, any Governmental Entity, in connection with obtaining Governmental Approvals for the Merger under the Antitrust Laws, including determining the strategy for contesting, litigating or otherwise responding to objections to, or proceedings challenging, the consummation of the Merger, in each case subject to good faith consultations with the Company reasonably in advance and in consideration of the Company’s views. Without limiting the foregoing, prior to the Effective Time, the Company shall also cooperate with the Parent in good faith with a view to preparing filings that may need to be made post-Closing under any applicable Antitrust Laws, including promptly providing all information that may be required or reasonably requested in connection with the preparation of such filings and supplying any additional information that may be required or reasonably requested by the applicable Governmental Entity in connection with such filings.

(j)

Parent shall not, and shall cause the Parent Subsidiaries not to, and the Company shall not, and shall cause the Company Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, clearances or approvals of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase, in any material respect, the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk, in any material respect, of not being able to remove any such Order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the transactions contemplated hereby.

5.8	Employee Matters.

(a)

During the period commencing at the Effective Time and ending on December 31, 2022 (the “Continuation Period”), Parent shall or shall cause the Surviving Corporation or one of its Subsidiaries, as applicable, to provide to each employee of the Company and its Subsidiaries, for so long as such employee remains employed by Parent or its Subsidiaries during the Continuation Period (collectively, the “Company Continuing Employees”) with (i) at least the same annual base salary or wage rate provided to such employee by the Company or the Company Subsidiaries immediately prior to the Effective Time, (ii) the opportunity to earn at least the same economic value for the short term incentives provided to such employee by the Company or the Company Subsidiaries in respect of calendar year 2021 (iii) continuing medical, dental, vision, disability and life insurance benefits that are no less favorable than those provided under the Parent Benefit Plans for similarly situated employees of the Parent or any of its Subsidiaries, and (iv) the same severance and post-termination benefits that a Company Continuing Employee would have received for a termination of employment immediately prior to the Effective Time. Each Company Continuing Employee shall retain all of such Company Continuing Employee’s accrued but unpaid vacation, sick time or other paid time off as of the Effective Time, to be administered in accordance with the policies in effect when such vacation or other paid time off is used during 2022 by each such Company Continuing Employee. With respect to the continuing medical, dental, vision, disability and life insurance benefits under this Section 5.8(a), Parent shall cause the applicable Parent Benefit Plan to: (x) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Company Continuing Employees, to the extent such pre-existing conditions, exclusions or waiting periods were satisfied under the similar Company Benefit Plan in effect immediately prior to the Effective Time; and (y) provide each such Company Continuing Employee with credit for any co-payments and deductibles paid (to the same extent such credit was given for the year under the similar Company Benefit Plan in effect immediately prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements.

(b)

With respect to any Parent Benefit Plan, excluding any retiree health plans or programs maintained by Parent or any of its Subsidiaries, if any, any defined benefit retirement plans or programs maintained by Parent or any of its Subsidiaries, if any, and any equity compensation arrangements maintained by Parent or any of its Subsidiaries, (collectively, the “Applicable Parent Benefit Plans”) Parent shall, or shall cause the Surviving Corporation to, with respect to the Continuing Company Employees credit all years of service of such individuals with the Company or any of its Subsidiaries as if such service were with Parent, for purposes of eligibility to participate (but not for purposes of vesting or benefit accrual, except for vacation, if applicable) for full or partial years of service in any Applicable Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided, that such service shall not be credited to the extent that: (i) such crediting would result in a duplication of benefits; (ii) such service was not credited under the corresponding Company employee plan, or (iii) such crediting is not allowed by the terms of such Parent Benefit Plan.

(c)

The Company shall terminate the Company Non-Qualified Deferred Compensation Plan effective no later than the day immediately prior to the Closing Date. The Parent has its own 401(k) plan, therefore, effective as of no later than the day immediately prior to the Closing Date, the Company will, if requested by Parent in its sole discretion, freeze and terminate the Company’s 401(k) Plan with Fidelity Investments. Effective no later than the day immediately preceding the Closing Date, the Company shall terminate any Company employee plans maintained by the Company or its Subsidiaries that Parent has requested to be terminated by providing a written notice to the Company at least five (5) days prior to the Closing Date, provided, that such Company employee plans can be terminated in accordance with their terms and applicable Law. For greater certainty, the provisions of this Section 5.8(c) do not affect the Company equity awards, which shall be affected as set forth in Section 2.3.

(d)

Without limiting the generality of Section 8.10, the provisions of this Section 5.8 are solely for the benefit of the Parties to this Agreement, and no current or former director, employee or consultant or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall prevent Parent, the Surviving Corporation or any of their Affiliates from terminating the employment of any Company Continuing Employee.

(e)

Parent, Merger Sub and Company acknowledge and agree that (i) the Merger will constitute a “Change in Control” (or concept of similar import) under the Company Benefit Plans identified in Section 5.8(e) of the Company Disclosure Schedules and (ii) as a result of the Merger, the individuals identified in Section 5.8(e) of the Company Disclosure Schedules will be deemed to have experienced a “Good Reason” event (or concept of similar import), as applicable, as defined under such Company Benefit Plans.

(f)

With respect to matters described in this Section 5.8, the Company will not send any written notices or other written communication materials to Company employees without the prior written consent of Parent. The Company will cooperate and collaborate with the Parent on any such notices or communications.

5.9	Company Material Contracts; Consents.

(a)

The Company shall use reasonable best efforts to provide true and correct copies of all Company Material Contracts (subject to the redaction of any commercially sensitive information) to Parent promptly following the date of this Agreement.

(b)

The Company shall give any notices to third parties required under the Company Material Contracts and shall use, and cause each of its respective Subsidiaries to use, its and their reasonable best efforts to obtain any third party consents with respect to such Company Material Contracts that are necessary, proper or advisable to consummate the transactions, including the Merger.

(c)

Neither the failure of the Company to provide copies of all Company Material Contracts nor the Company’s failure to receive any required third party consents with respect to such Company Material Contract following the Company’s reasonable best efforts to obtain such consents shall be a breach of this Section 5.9.

5.10	Legal Conditions to the Merger.

Subject in all respects to Section 5.7(i) of this Agreement, each of the Parties shall, and shall cause its Subsidiaries to, use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such Party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article 6 hereof, to consummate the transactions contemplated by this Agreement.

5.11	Takeover Statute.

None of the Company, Parent, Merger Sub or the Company Board or Parent Board shall take any action that would cause any Takeover Statutes to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute shall become applicable to the transactions contemplated hereby, each of the Company, Parent and Merger Sub and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

5.12	Public Announcements.

The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall consult with and provide each other a reasonable opportunity to review and comment on, and consider in good faith any reasonable comments by the other Party on, any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release or other public statement or comment prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided, that the restrictions in this Section 5.12 shall not apply (a) to any Company communication regarding a Company Alternative Proposal or from and after a Company Change of Recommendation or the Company or Parent response thereto, (b) to any Parent communication regarding a Parent Alternative Proposal or the Company or Parent response thereto, (c) in connection with any dispute between or among the Parties regarding this Agreement, the Merger or the other transactions contemplated hereby or (d) to any statements made by the Company or Parent in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such statements are consistent with information previously disclosed in previous press releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 5.12. Parent and the Company agree to issue a joint press release as the first public disclosure of this Agreement.

5.13	Indemnification and Insurance.

(a)

Parent, Merger Sub and the Company agree that all rights to indemnification and related rights to expense reimbursement, if any, (in each case, solely with respect to claims arising from actions taken or not taken, in each case, in good faith within the scope of their employment or service with the Company or its Subsidiaries prior to Closing) existing in favor of the present directors, officers and employees of the Company or any of its Subsidiaries (each such present director, officer or employee of the Company or any of its Subsidiaries (in each case, solely with respect to such claims when acting in such capacity and scope) being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by the Organizational Documents of the Company or any Company Subsidiary or Contracts to which the Company or any of its Subsidiaries is a party, in effect as of the date hereof and disclosed in Section 5.13(a) of the Company Disclosure Schedules, will survive, and continue in full force and effect for six years following, the Effective Time, and shall not be amended, restated or otherwise modified by the Merger.

(b)

Prior to the Effective Time, notwithstanding any other provision hereof, the Company may purchase prepaid non-cancellable runoff directors’ and officers’ liability insurance providing equivalent coverage and amounts for a period of six (6) years from the Closing Date with respect to claims arising from or related to facts or events which occur on or prior to the Closing Date, provided that the total cost of such run-off directors’ and officers’ liability insurance shall not exceed 300% of the current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by the Company, as set forth in Section 5.13(a) of the Company Disclosure Schedules.

(c)

The provisions of this Section 5.13 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any other Person or engages in any similar transaction, then in each such case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 5.13.

5.14	Stock Exchange De-listing; 1934 Act Deregistration; US Stock Exchange Listing.

(a)

The Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and the SEC to enable the delisting by the Surviving Corporation of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

(b)

Parent shall use its reasonable best efforts to cause the Parent Common Shares to be issued in the Merger to be approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, and the TSX, subject to customary listing conditions prior to the Effective Time.

5.15	Rule 16b-3.

Prior to the Effective Time, the Company and the Company Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall take such actions as may be reasonably necessary or advisable to cause any dispositions of Company equity securities and any acquisition of Parent equity securities (in each case including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.16	Stockholder Litigation.

Each of the Company and Parent shall keep the other reasonably informed of, and cooperate with such Party in connection with, any stockholder or shareholder litigation or claim against such Party and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement. Each Party shall give the other the right to review and comment on all filings or responses to be made by such Party in connection with any such litigation, and will in good faith take such comments into account. The Company shall give Parent a reasonable opportunity to participate (at its cost and expense) in the defense or settlement of any such litigation. No Party shall agree to settle any such litigation without the other Parties’ prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other Parties shall not be obligated to consent to any settlement which does not include a full release of such other Parties and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.

5.17	Certain Tax Matters.

(a)

Each of Parent and the Company (i) shall use its reasonable best efforts to cause the Merger to qualify (A) as a “reorganization” within the meaning of Section 368(a) of the Code and (B) for an exception to the general rule of Section 367(a)(1) of the Code and (ii) shall not take or knowingly fail to take (and shall cause its Affiliates not to take or knowingly fail to take) any action that would reasonably be expected to (A) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (B) cause stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code, (C) prevent or impede the Company from being able to deliver one or more executed representation letters pursuant to Section 5.17(b), or (D) prevent or impede Parent from being able to deliver one or more executed representation letters pursuant to Section 5.17(b).

(b)

Each of Parent and the Company shall use its reasonable best efforts and shall cooperate with one another to obtain the opinion(s) of counsel and any similar opinions required to be delivered in connection with the effectiveness of the US Registration Statement or the Proxy Statement/Prospectus. In connection with the foregoing, Parent shall use its reasonable best efforts to deliver to the Tax counsel of the Company and the Parent, one or more representation letters (in form and substance reasonably satisfactory to such applicable counsel) dated as of the Closing Date (and, if requested, dated as of the date the US Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the US Registration Statement, the Proxy Statement/Prospectus or their respective exhibits) and signed by an officer of Parent, and the Company shall use its reasonable best efforts to deliver to Tax counsel of the Company and the Parent one or more representation letters (in form and substance reasonably satisfactory to such applicable Tax counsel) dated as of the Closing Date (and, if requested, dated as of the date the US Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the US Registration Statement, Proxy Statement Prospectus or their respective exhibits) and signed by an officer of the Company.

5.18	Merger Sub Stockholder Approvals.

Immediately following the execution of this Agreement, Parent (in its capacity as sole stockholder of Merger Sub) shall execute and deliver, in accordance with applicable Law and its certificate of incorporation and bylaws a written consent approving and adopting this Agreement and the transactions contemplated thereby.

5.19	Governance.

Prior to the Closing Date, Parent shall take all actions necessary so that, as of the Effective Time, the Parent Board shall consist of no more than twelve (12) directors following the appointment of the Company Designee. Prior to the Closing Date, Parent shall take all actions necessary to cause the Company Designee to be appointed to the Parent Board as of the Effective Time to serve as a director on the Parent Board until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal. Following the Effective Time, Parent shall, subject to applicable Law, take all actions necessary to cause the Company Designee to be renominated for election as a director to the Parent Board such that the Company Designee has the opportunity to remain on the Parent Board for at least one year following the Effective Time. For purposes of this Agreement, “Company Designee” means one (1) director of the Company immediately prior to the date of this Agreement as designated by Parent in writing at least ten (10) Business Days prior to the Closing; provided, that prior to designating such individual, Parent will obtain consent of the proposed Company Designee to serve on the Parent Board and if such Company Designee will not serve on the Parent Board, Parent will consult with the Company, in good faith, on a replacement Company Designee.

5.20	Advice of Changes.

The Parties shall each promptly advise the other Parties of any effect, change, event, circumstance, condition, occurrence or development (a) that has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect or (b) that it believes would or would reasonably be expected to cause or constitute a breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 6; provided, that other than a Willful and Material Breach, any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute the failure of any condition set forth in Section 6.2(b) or Section 6.3(b) to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 6.2(b) or Section 6.3(b) to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 5.20 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

5.21	Financing Cooperation.

(a)

The Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, and each of them shall use their reasonable best efforts to cause their respective Representatives to use their reasonable best efforts, to provide customary, reasonable and timely cooperation to the Parent and Merger Sub and their respective Representatives, to the extent reasonably requested by Parent, in connection with the offering, arrangement, syndication, marketing, consummation, issuance or sale of any Debt Financing (including, for greater certainty, any potential Alternative Financing )(provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Affiliates), including, to the extent so requested, using reasonable best efforts to:

(i)

as promptly as reasonably practical, furnish Parent, Merger Sub and the Financing Parties (and their respective Representatives, as applicable) with the Required Financing Information and such further information as may be reasonably necessary for the Required Financing Information to remain Compliant and such other customary financial and other information regarding the Company and its Subsidiaries as may reasonably be requested by, and is necessary for, Parent or Merger Sub to fulfill the conditions and obligations applicable to it under the Debt Commitment Letters;

(ii)

provide reasonable and customary assistance to Parent, Merger Sub and the Financing Parties (and their respective Representatives, agents and advisors, as applicable) in their preparation of (A) offering documents, offering memoranda, offering circulars, private placement memoranda, registration statements, prospectuses, syndication documents and other syndication materials, including information memoranda, lender and investor presentations, bank books and other marketing documents, and similar documents to be used in connection with any portion of the Debt Financing and (B) materials for rating agency presentations, including (but subject to Section 5.21(b)), by providing any financial information and other data required to prepare any pro forma financial statements that are required under applicable securities Laws to be included in, or as may otherwise be reasonably required for and are customarily included in the foregoing financing materials;

(iii)

make senior management of the Company available, at reasonable times and locations and upon reasonable prior notice, to participate in meetings (including one-on-one conference or virtual calls with Financing Parties and potential Financing Parties, including prospective investors in any Debt Financing involving the issuance of securities), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions and other customary syndication activities, provided, at the Company’s option in consultation with Parent, any such meeting or communication may be conducted virtually by videoconference or other media;

(iv)

cause the Company’s independent registered accounting firm to provide customary assistance, including by using reasonable best efforts to cause the Company’s independent registered accounting firm (A) to provide customary comfort letters (including “negative assurance” comfort) in connection with any capital markets transaction comprising a part of the Debt Financing to the applicable Financing Parties, (B) to provide any necessary consent to the inclusion of its audit report in respect of any financial statements of the Company included or incorporated in any of the applicable financing materials referred to in Section 5.21(a)(ii), and (C) to participate in a reasonable number of due diligence sessions at reasonable times and locations and upon reasonable prior notice; provided, at the Company’s option, any such session may be conducted virtually by videoconference or other media, and including by using reasonable best efforts to provide customary representation letters to the extent required by such independent registered accounting firm in connection with the foregoing;

(v)	provide customary authorization letters authorizing the distribution of Company information to prospective lenders in connection with a syndicated bank financing;

(vi)	assist Parent, Merger Sub and the Financing Parties in obtaining or updating corporate, facility and issue credit ratings;

(vii)

assist in the negotiation, preparation and (contingent upon the Closing) execution and delivery of any credit agreement, indenture, note, debenture or other debt security, purchase, underwriting or agency agreement, guarantees, security documents, including any required information schedules or disclosures thereto, cash management agreements, hedging agreements, other supporting documents and customary closing certificates, and any other definitive and ancillary documentation for the Debt Financing as may be reasonably requested by Parent, in each case as contemplated in connection with the Debt Financing;

(viii)	make introductions of Parent to the Company’s existing lenders and facilitate relevant coordination between Parent and such lenders;

(ix)

cooperate with the due diligence of Financing Parties and their Representatives in connection with the Debt Financing, to the extent customary and reasonable, including the provision of all such information requested with respect to the property and assets of the Company and its Subsidiaries and by providing to internal and external counsel of Parent, Merger Sub and the Financing Parties, as applicable, customary back-up certificates and factual information to support any legal opinion that such counsel may be required to deliver in connection with the Debt Financing; provided, that, the Company and its Affiliates shall not be required to deliver or cause the delivery of any legal opinions related to the Debt Financing;

(x)

deliver, at least seven (7) Business Days prior to Closing, to the extent reasonably requested in writing at least ten (10) Business Days prior to Closing, all documentation and other information regarding the Company and its Subsidiaries that any Financing Party reasonably determines is required by domestic and foreign regulatory authorities under applicable “know your customer” and domestic and foreign anti-money laundering rules and regulations, including the USA Patriot Act of 2001, and, to the extent required by any Financing Party, a beneficial ownership certificate (substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association) in respect of any of the Company or any of its Subsidiaries that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230);

(xi)

cooperate with and use reasonable best efforts to provide all reasonable assistance to Parent in connection with any steps Parent may determine are necessary or desirable to take to prepay some or all amounts outstanding under the Company’s existing Credit Facility, including (A) preparing and submitting customary notices in respect of any such prepayment; provided that such prepayment shall be contingent upon the occurrence of the Closing unless otherwise agreed in writing by the Company, (B) obtaining from the agent a customary payoff letter in respect of the Company’s existing Credit Facility and (C) cooperate in the discharge and release of Liens securing indebtedness referenced in this clause (xi), including obtaining customary lien termination and other instruments of discharge, in each case in a form reasonably acceptable to Parent;

(xii)

to the extent requested by Parent, provide guarantees and facilitate the pledging of collateral and granting of security interests in connection with the Debt Financing (which discharges, releases, guarantees and security interests, for the avoidance of doubt, shall not be required to take effect before the Closing):

(xiii)

as soon as reasonably practical following the receipt of a written request of Parent, as determined by Parent in its sole discretion, (A) commence one or more consent solicitations to the holders of the Company’s Senior Notes, to waive, amend or remove any applicable change of control provisions, defaults or other covenants that would apply in connection with, or otherwise restrict the ability of the parties to consummate, the Merger or the Debt Financing as contemplated in this Agreement or the Debt Commitment Letters, as applicable (the “Consent Solicitations”), (B) commence one or more offers to purchase the Company’s Senior Notes (the “Debt Offers”), (C) issue a notice of optional redemption to redeem the Company’ Senior Notes pursuant to the terms thereof (the “Debt Redemptions”) or (D) take such other actions as may be permitted or required by the terms of the Company’s Senior Notes to satisfy and discharge, or defease any or all obligations under, the Company’s Senior Notes (the “Debt Discharge” and together with the Consent Solicitations, Debt Offers, and Debt Redemptions, the “Debt Transactions”), in each case on the terms and conditions specified by Parent (and, for greater certainty, Parent may request any combination of Debt Transactions pursuant to this clause (xiii)); provided that the Company shall not be required to commence any Debt Transaction until Parent shall have provided the Company with the necessary consent solicitation statement, offer to purchase, related letter of transmittal, supplemental indenture, redemption notice and other related documents in connection therewith; provided, further, that Parent shall consult with the Company regarding the timing of any Debt Transaction in light of the regular financial reporting schedule of the Company and the requirements of applicable Law; and

(xiv)

consent to the use of its and its Subsidiaries’ trademarks, trade names and logos in connection with the Debt Financing; provided that such trademarks, trade names and logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or its Subsidiaries or the Company’s or its Subsidiaries’ reputation or goodwill.

(b)

Notwithstanding the foregoing, none of the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to Section 5.21 that would: (i) require the Company or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (except for the authorization letters contemplated by Section 5.21(a)(v)) in each case, which are not contingent on Closing, (ii) cause any representation, warranty or other provision in this Agreement to be breached by the Company or any of its Affiliates, (iii) require the Company or any of its Affiliates to (x) pay any commitment or other similar fee or (y) incur any other expense, liability or obligation which expense, liability or obligation is not reimbursed or indemnified hereunder in connection with the Debt Financing prior to the Closing, or (z) have any obligation of the Company or any of its Affiliates under any agreement, certificate, document or instrument be effective until the Closing, (iv) cause any director, officer, employee or stockholder of the Company or any of its Affiliates to incur any personal liability, (v) conflict with the Organizational Documents of the Company or any of its Affiliates or any Laws, (vi) reasonably be expected to result in a material violation or material breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Affiliates is a party, (vii) provide access to or disclose information to the extent that the Company or any of its Affiliates determines in good faith would jeopardize any attorney-client privilege or other similar privilege or protection of the Company or any of its Affiliates in respect of such information, or (viii) require the Company to prepare any financial statements or information (other than the Required Financing Information) that are not available to it and prepared in the Ordinary Course of Business consistent with its historic financial reporting practice, with it being further understood that Parent (and not the Company or any of its Affiliates) shall be responsible for the preparation of any pro forma financial statements for the Debt Financing (including, for the avoidance of doubt, any Alternative Financing), including the preparation of any pro forma calculations, any post-Closing or other pro forma cost savings synergies, capitalization, ownership or other pro forma adjustments that may be included therein. Nothing contained in this Section 5.21 or otherwise shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly on request by the Company, reimburse the Company and its Affiliates for all reasonable and documented out-of-pocket costs incurred by them or their Representatives in connection with such cooperation and shall indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent or its Representatives pursuant to this Section 5.21 and any information used in connection therewith (other than information provided by or on behalf of the Company expressly for use in connection therewith).

(c)

The Parties hereto acknowledge and agree that the provisions contained in this Section 5.21 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement, and no other provision of this Agreement shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Parent any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company’s breach of any of the covenants required to be performed by it under this Section 5.21 shall not be considered in determining the satisfaction of the condition set forth in Section 6.3(b), unless such breach is the primary cause of Parent being unable to consummate, and obtain the proceeds of, the Debt Financing at or prior to Closing.

(d)

All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its Representatives pursuant to this Section 5.21 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Parent shall be permitted to disclose such information to (i) the Financing Parties subject to their confidentiality obligations under the Debt Commitment Letters and the definitive documentation evidencing the Debt Financing and (ii) otherwise to the extent necessary and consistent with customary practices in connection with the Debt Financing subject to customary confidentiality arrangements reasonably satisfactory to the Company.

5.22	Debt Financing.

(a)

Parent shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary to obtain the Debt Financing on the conditions described in the Debt Commitment Letters, including by (i) maintaining in effect the Debt Commitment Letters (subject to any amendment, replacement, supplement, termination modification or waiver permitted elsewhere under this Section 5.22), (ii) negotiating and entering into (on or prior to the Closing Date) definitive agreements with respect to the Debt Financing including any joinder agreements, indentures, or credit agreements entered into in connection therewith (the “Definitive Agreements”), that are (A) consistent with the conditions contained in the Debt Commitment Letters (including, as necessary, the “flex” provisions contained in any related fee letter)) or (B) on terms that, with respect to conditionality, are not less favorable to Parent (taken as a whole), (iii) satisfying (or obtaining a waiver of) all conditions in the Debt Commitment Letters and the Definitive Agreements that are applicable to and within the reasonable control of Parent and are necessary to enable the consummation of the Debt Financing concurrently with or prior to Closing, (iv) assuming that all conditions contained in the applicable Debt Commitment Letter have been satisfied, consummating the Debt Financing concurrently with or prior to the Closing, and (v) enforcing its rights under the Debt Commitment Letters, in each case, in a timely and diligent manner; provided that, notwithstanding anything in this Agreement to the contrary, (1) nothing in this Section 5.22(a) will limit the ability of Parent or its Subsidiaries to pursue the Debt Financing in any manner not otherwise prohibited by this Agreement and (2) in no event shall Parent or its Subsidiaries be required to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letters as in effect on the date hereof (including any flex provisions), or agree to any term (including any flex term) less favorable to Parent than such term contained in such Debt Commitment Letters as in effect on the date hereof.

(b)

In the event (x) any portion of the Debt Financing contemplated by the Debt Commitment Letters that is required to fund the Financing Amounts becomes unavailable (including pursuant to the “flex” terms within the Debt Commitment Letters) regardless of the reason therefor, Parent shall promptly notify the Company in writing of such unavailability and shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use their reasonable best efforts, to obtain as promptly as practicable following the occurrence of such event, alternative debt or other financing for any such unavailable portion from alternative sources or (y) Parent decides, in its sole discretion, to replace all or any portion of the Debt Financing with alternative debt or other financing (in each case, an “Alternative Financing”), such Alternative Financing shall: (A) be in an amount that, when taken together with the aggregate amount of net proceeds available from the Debt Financing, if any, that remains available and cash and cash equivalents immediately available to Parent at the Closing, is sufficient to pay the Financing Amounts; (B) not be subject to any conditions precedent to funding that are additional to, expand on or are more onerous on the Parent and its Affiliates than, the conditions set forth in the Debt Commitment Letters except any customary conditions for a bridge facility or a bond financing that (taken as a whole) are not materially less favorable to Parent (in the reasonable judgment of Parent) than the conditions (taken as a whole) contained in the Debt Commitment Letters and (C) not have any of the effects described in clauses (2) through (4) of Section 5.22(c). Parent or Merger Sub shall provide the Company, upon reasonable request, with information and documentation regarding the Debt Financing as shall be reasonably necessary or advisable to allow the Company to monitor the progress of the Debt Financing activities. Without limiting the generality of the foregoing, Parent shall notify the Company as soon as reasonably practicable (x) if the Parent becomes aware that there exists any actual or threatened (in writing) material breach, default, repudiation, cancellation or termination of a Debt Commitment Letter or any Definitive Agreement by any Financing Party thereto of which the Parent has become aware or if Parent has received written communication from any Financing Party with respect to any actual material breach, default, repudiation, cancellation or termination of any provision in a Debt Commitment Letter or any Definitive Agreement thereof by any Financing Party thereto or (y) if Parent determines in good faith that it will not be able to obtain any or all of the Debt Financing on the conditions described in the Debt Commitment Letters prior to Closing. Parent shall deliver to the Company true and complete copies of all definitive agreements in connection with an Alternative Financing (provided that such copies may be subject to customary redactions with respect to fee amounts and pricing and other economic terms, including “market flex” provisions, none of which would reasonably be expected to affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing or the Debt Commitment Letters). The provisions of this Section 5.22 shall apply to any Alternative Financing mutatis mutandis. The foregoing notwithstanding, compliance by Parent with this Section 5.22 shall not relieve Parent of its obligations to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available.

(c)

Parent and its Subsidiaries shall have the right from time to time to amend, replace, restate, supplement, terminate, or otherwise modify, or waive any right or provision under, any Debt Commitment Letter or Definitive Agreement, including to reduce available funding under or to terminate any such Debt Commitment Letter or Definitive Agreement in order to obtain alternative sources of financing in lieu of all or a portion of the Debt Financing, including by way of one or more offerings of debt or other securities; provided that, none of Parent nor any of its Subsidiaries shall (without the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed) consent or agree to any amendment, replacement, supplement, termination or modification to, or any waiver of any provision under, the Debt Commitment Letters or the Definitive Agreements (it being understood that the exercise of any “market flex” provisions set forth in the Initial Debt Commitment Letter (or any similar “market flex” provisions set forth in other Debt Commitment Letters; provided that such provisions (taken as a whole) are not materially less favorable to Parent than the “market flex” provisions set forth in the Initial Debt Commitment Letter) shall not be deemed an amendment, replacement, supplement, termination, modification or waiver for this purposes) if such amendment, replacement, supplement, termination, modification or waiver (1) decreases (or has the effect of decreasing) the aggregate amount of the Debt Financing (including, for greater certainty, any Alternative Financing) to an amount that, when taken together with cash or cash equivalents immediately available to Parent and the Company on the Closing Date, would be less than the amount that would be required to pay the Financing Amounts, (2) would reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger or prevent or materially impede the repayment or refinancing of a material portion of any indebtedness of the Company that constitutes “Refinanced Indebtedness” (as defined in the Initial Debt Commitment Letter), in each case, as contemplated by this Agreement, (3) materially adversely impacts the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, (4) imposes material obligations on the Company or any of its Subsidiaries that would be effective prior to Closing, or (5) adds new (or adversely modifies in any material respect any existing) conditions precedent to the consummation of all or any portion of the Debt Financing (except any customary conditions for a bridge facility or a bond financing that (taken as a whole) are not (in the reasonable judgment of Parent) materially less favorable to Parent than the conditions (taken as a whole) contained in the Debt Commitment Letters); provided, that, notwithstanding the foregoing or anything else in the Agreement to the contrary, Parent and its Subsidiaries may amend, replace, supplement and/or modify any of the Debt Commitment Letters or Definitive Agreements to add or appoint, as applicable, lenders, arrangers, bookrunners, underwriters, agents, syndication agents or similar entities as parties thereto who had not executed the Debt Commitment Letters as of the date of this Agreement, provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional entities in connection with their addition or appointment or increase the amount of commitments under the Debt Commitment Letters or any or Definitive Agreements. Upon executing any amendment, supplement or modification of the Debt Commitment Letters, Parent shall, as soon as reasonably practicable (and in any event, within two (2) Business Days), provide a copy thereof to the Company (provided that such copy may be subject to customary redactions with respect to fee amounts, pricing and other economic terms, including “market flex” provisions, none of which redacted provisions would reasonably be expected to affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing contemplated by such Debt Commitment Letters) and, to the extent such amendment, supplement or modification has been made in compliance with this Section 5.22(c), the terms: (x) “Debt Commitment Letters” and “Definitive Agreements” shall mean the Debt Commitment Letters or Definitive Agreements, as applicable, in each case as so amended, replaced, supplemented or modified and (y) “Debt Financing” shall be deemed to include, in whole or in part (as applicable), the amended or modified financing, or the replacement or substituted financing contemplated thereunder. Notwithstanding the foregoing, compliance by Parent with this Section 5.22(c) shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available. To the extent Parent obtains Alternative Financing pursuant to this Section 5.22(c), all references in this Agreement to (i) the “Debt Financing,” shall be deemed to include such Alternative Financing and (ii) “Debt Commitment Letters” or “Definitive Agreements”, as applicable, shall be deemed to include the applicable commitment or similar letter(s) and any related fee letter(s), or underwriting, agency or purchase agreement or credit agreement, or other definitive documentation for such Alternative Financing.

ARTICLE 6

CONDITIONS TO THE MERGER

6.1	Conditions to Obligation of Each Party to Effect the Merger.

The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or waiver by Parent and the Company to the extent permitted by applicable Law) at or prior to the Closing of the following conditions:

(a)	The Company Stockholder Approval shall have been obtained.

(b)	The Parent Shareholder Approval shall have been obtained.

(c)

The US Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the US Registration Statement shall have been issued by the SEC and remain in effect and no Action to that effect shall have been commenced by the SEC, unless subsequently withdrawn.

(d)	No Governmental Entity of competent jurisdiction shall have enacted, issued or promulgated any Law that remains in effect that prohibits or makes illegal the consummation of the Merger.

(e)

The approvals by the Antitrust Authorities under the Antitrust Laws set forth in Schedule A (the “Required Antitrust Approvals”) shall have been made or obtained by the Antitrust Authorities, or deemed obtained as a result of the expiration of all statutory waiting periods in respect thereof, as required.

(f)

The Parent Common Shares to be issued to the Company stockholders in accordance with this Agreement shall have been conditionally approved for listing on the NYSE or Nasdaq, subject to official notice of issuance, and the TSX, subject to customary listing requirements.

6.2	Conditions to Obligation of the Company to Effect the Merger.

The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company to the extent permitted by applicable Law) of the following conditions:

(a)

(i) the representations and warranties of Parent and Merger Sub set forth in Section 4.12(a) (after giving effect to the lead-in in Article 4) shall be true and correct in all respects at and as of the date of this Agreement and at and as of Closing, as if made at and as of such time;

(ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.2(a) (after giving effect to the lead-in in Article 4) shall be true and correct, at and as of the date of this Agreement and at and as of Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), in each case, except for de minimis inaccuracies;

(iii) the representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 4.1(a), Section 4.2(b), Section 4.3(a), Section 4.3(b), Section 4.3(d)(i)(A) and Section 4.19 (after giving effect to the lead-in in Article 4) shall be true and correct in all material respects, at and as of the date of this Agreement and at and as of Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and

(iv) the other representations and warranties of Parent and Merger Sub set forth in Article 4 (after giving effect to the lead-in in Article 4) shall be true and correct at and as of the date of this Agreement and at and as of Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, that for the purposes of this Section 6.2(a)(iv), all representations and warranties shall be read without giving effect to any limitation indicated by the words “Parent Material Adverse Effect”, “in all material respects”, “in any material respect”, “material”, “materiality” or other similar words.

(b)

Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them prior to the Closing.

(c)

Since the date of this Agreement, there shall not have occurred any event, change, occurrence, effect or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)

Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

6.3	Conditions to Obligations of Parent and Merger Sub to Effect the Merger.

The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent to the extent permitted by applicable Law) of the following conditions:

(a)

(i) the representations and warranties of the Company set forth in Section 3.12(a) (after giving effect to the lead-in in Article 3) shall be true and correct in all respects at and as of the date of this Agreement and at and as of Closing, as if made at and as of such time;

(ii) the representations and warranties of the Company set forth in Section 3.2(a) (after giving effect to the lead-in in Article 3) shall be true and correct, at and as of the date of this Agreement and at and as of Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), in each case, except for de minimis inaccuracies;

(iii) the representations and warranties of the Company set forth in the first sentence of Section 3.1(a)(i), Section 3.2(c)(ii), Section 3.3(a), Section 3.3(b), Section 3.3(d)(i)(A), and Section 3.26 (after giving effect to the lead-in in Article 3) shall be true and correct in all material respects, at and as of the date of this Agreement and at and as of Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and

(iv) the other representations and warranties of the Company set forth in Article 3 (after giving effect to the lead-in in Article 3) shall be true and correct at and as of the date of this Agreement and at and as of Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, that for the purposes of this Section 6.3(a)(iv), all representations and warranties shall be read without giving effect to any limitation indicated by the words “Company Material Adverse Effect”, “in all material respects”, “in any material respect”, “material”, “materiality” or other similar words.

(b)

The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to the Closing.

(c)

Since the date of this Agreement, there shall not have occurred any event, change, occurrence, effect or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)

The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

6.4	Frustration of Closing Conditions.

No Party hereto may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any covenant or agreement of this Agreement.

ARTICLE 7

TERMINATION

7.1	Termination or Abandonment.

This Agreement may be terminated and abandoned prior to the Effective Time, whether before or after any approval by the stockholders of the Company or the shareholders of Parent of the matters presented in connection with the Merger (with any termination by Parent also being an effective termination by Merger Sub):

(a)	by the mutual written consent of the Company and Parent;

(b)	by either the Company or Parent, if:

(i)

(A) the Effective Time shall not have occurred on or before October 24, 2022 (the “End Date”); provided, that the End Date will be automatically extended for thirty (30) days if the conditions set forth in Section 6.1(e) have not been satisfied or the Debt Financing has not been obtained on or prior to the End Date; provided, further, that if the Marketing Period has started within fifteen (15) calendar days of the End Date but has not ended or will not end on or prior to the End Date, the End Date will be automatically extended to the next Business Day after the last scheduled day of such Marketing Period; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a Party if the failure of the Closing to occur by the End Date is due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth herein;

(ii)

any court or Governmental Entity of competent jurisdiction that must grant a Required Antitrust Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, unless the failure to obtain a Required Antitrust Approval is due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth herein;

(iii)	the Company Stockholder Meeting (including any adjournments or postponements thereof) shall have been held and been concluded and the Company Stockholder Approval shall not have been obtained; or

(iv)	the Parent Shareholder Meeting (including any adjournments or postponements thereof) shall have been held and been concluded and the Parent Shareholder Approval shall not have been obtained;

(c)	by the Company:

(i)

if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be cured by the End Date or, if curable, is not cured within twenty (20) Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided, this Agreement may not be terminated by the Company pursuant to this Section 7.1(c)(i) if the Company is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(ii)

prior to receipt of the Company Stockholder Approval, in order to enter into a definitive agreement providing for a Company Superior Proposal to the extent permitted by and subject to compliance with the applicable terms and conditions of this Agreement that did not result from a breach of Section 5.5; provided, that immediately prior to or contemporaneously with (and as a condition to) the termination of this Agreement, the Company pays to Parent the Company Termination Fee payable pursuant to Section 7.3(a)(i);

(iii)	prior to receipt of the Parent Shareholder Approval, if (A) the Parent Board shall have effected a Parent Change of Recommendation or (B) Section 5.6 is materially breached; or

(iv)

if (A) all of the conditions set forth in Article 6 have been satisfied (other than (x) conditions which by their nature cannot be satisfied until Closing, but subject to the satisfaction of those conditions at Closing and (y) any conditions set forth in Section 6.2 that have been waived by the Company), (B) Parent and Merger Sub fail to consummate the Closing on the day that the Closing should have been consummated pursuant to Section 1.2 due to the failure of all, or any portion of, the Debt Financing to be funded at Closing for any reason, (C) the Company shall have delivered to Parent an irrevocable written notice confirming that (x) all of the conditions set forth in Article 6 have been satisfied or, with respect to the conditions set forth in Section 6.2, waived and (y) the Company stands ready, willing and able to consummate the Closing, and (D) Parent and Merger Sub fail to consummate the Closing within five (5) Business Days following the later of (x) the date the Closing should have occurred pursuant to Section 1.2 and (y) receipt of the written notice set forth in clause (C);

(d)	by Parent:

(i)

if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be cured by the End Date or, if curable, is not cured within twenty (20) Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided, this Agreement may not be terminated by Parent pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(ii)

prior to receipt of the Parent Shareholder Approval, in order to enter into a definitive agreement providing for a Parent Superior Proposal to the extent permitted by and subject to compliance with the applicable terms and conditions of this Agreement that did not result from a breach of Section 5.6; provided, that immediately prior to or contemporaneously with (and as a condition to) the termination of this Agreement, Parent pays to the Company the Parent Termination Fee payable pursuant to Section 7.3(b)(i); or

(iii)	prior to receipt of the Company Stockholder Approval, if (A) the Company Board shall have effected a Company Change of Recommendation or (B) Section 5.5 is materially breached.

7.2	Notice of Termination; Effect of Termination.

In the event of a valid termination of this Agreement pursuant to Section 7.1, the terminating Party shall forthwith give written notice thereof to the other Parties and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by any of the Parties hereto. In the event of a valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, except that: (i) no such termination shall relieve any party of its obligation to pay the Company Termination Fee, the Parent Termination Fee or the Financing Termination Fee, as applicable, if, as and when required pursuant to Section 7.3 or any of its other obligations under Section 7.3 expressly contemplated to survive the termination of this Agreement pursuant to Section 7.3; (ii) no such termination shall relieve any party for liability for such party’s fraud or Willful and Material Breach of any covenant or obligation contained in this Agreement prior to its termination; and (iii) the Confidentiality Agreement, and the provisions of Section 5.3(b), Section 5.4(e), the expense reimbursement and indemnification provisions of Section 5.21(b), this Section 7.2, Section 7.3 and Article 8 shall survive the termination hereof.

7.3	Termination Fees.

(a)	Company Termination Fee.

(i)

If this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii), then the Company shall pay to Parent in consideration of Parent disposing of its rights hereunder (other than those rights set out in Section 7.2), by wire transfer of immediately available funds to an account designated in writing by Parent, a fee of $10,000,000 in cash (the “Company Termination Fee”), less any amounts required to be withheld or deducted on account of Taxes.

(ii)

If this Agreement is terminated by Parent pursuant to Section 7.1(d)(iii), then the Company shall pay to Parent in consideration of Parent disposing of its rights hereunder (other than those rights set out in Section 7.2), by wire transfer of immediately available funds to an account designated in writing by Parent, the Company Termination Fee, less any amounts required to be withheld or deducted on account of Taxes, such payment to be made concurrently with such termination.

(iii)

If (A) after the date of this Agreement, a Company Alternative Proposal (substituting in the definition thereof “50%” for “20%” and for “80%” in each place each such phrase appears) is publicly proposed or publicly disclosed prior to, and is not publicly withdrawn at least two (2) Business Days prior to, the Company Stockholder Meeting (a “Company Qualifying Transaction”), (B) this Agreement is terminated by (1) the Company or Parent pursuant to Section 7.1(b)(i) prior to the receipt of the Company Stockholder Approval or pursuant to Section 7.1(b)(iii) or (2) Parent pursuant to Section 7.1(d)(i), and (C) concurrently with or within twelve (12) months after such termination, the Company (1) consummates a Company Qualifying Transaction or (2) enters into a definitive agreement providing for a Company Qualifying Transaction and later consummates such Company Qualifying Transaction, then the Company shall pay to Parent in consideration of Parent disposing of its rights hereunder (other than those rights set out in Section 7.2), by wire transfer of immediately available funds to an account designated in writing by Parent, the Company Termination Fee, less any amounts required to be withheld or deducted on account of Taxes, such payment to be made within three (3) Business Days after the consummation of such Company Qualifying Transaction.

(iv)

Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall the Company be required to pay the Company Termination Fee more than once.

(b)	Parent Termination Fee; Financing Termination Fee.

(i)

If this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii), then Parent shall pay or cause to be paid to the Company in consideration of the Company disposing of its rights hereunder (other than those rights set out in Section 7.2), a fee of $20,000,000 (the “Parent Termination Fee”), less any amounts required to be withheld or deducted on account of Taxes.

(ii)

If this Agreement is terminated by the Company pursuant to Section 7.1(c)(iii), then Parent shall pay or cause to be paid to the Company in consideration of the Company disposing of its rights hereunder (other than those rights set out in Section 7.2), the Parent Termination Fee, less any amounts required to be withheld or deducted on account of Taxes, such payment to be made within three (3) Business Days after such termination.

(iii)

If (A) after the date of this Agreement, a Parent Alternative Proposal (substituting in the definition thereof “50%” for “20%” and for “80%” in each place each such phrase appears) is publicly proposed or publicly disclosed prior to, and is not publicly withdrawn at least two (2) Business Days prior to, the Parent Shareholder Meeting (a “Parent Qualifying Transaction”), (B) this Agreement is terminated by (1) the Company or Parent pursuant to Section 7.1(b)(i) prior to the receipt of the Parent Shareholder Approval or pursuant to Section 7.1(b)(iv) or (2) the Company pursuant to Section 7.1(c)(i) and (C) concurrently with or within twelve (12) months after such termination, Parent (1) consummates a Parent Qualifying Transaction or (2) enters into a definitive agreement providing for a Parent Qualifying Transaction and later consummates such Parent Qualifying Transaction, then Parent shall pay or cause to be paid to the Company in consideration of the Company disposing of its rights hereunder (other than those rights set out in Section 7.2), the Parent Termination Fee, less any amounts required to be withheld or deducted on account of Taxes, such payment to be made after the consummation of such Parent Qualifying Transaction.

(iv)

If this Agreement is terminated by the Company pursuant to Section 7.1(c)(iv), then Parent shall pay or cause to be paid to the Company in consideration of the Company disposing of its rights hereunder (other than those rights set out in Section 7.2), a fee of $30,000,000 (the “Financing Termination Fee”), less any amounts required to be withheld or deducted on account of Taxes, such payment to be made within five (5) Business Days after such termination.

(v)

Notwithstanding anything to the contrary herein, but without limiting the right of any Party to recover liabilities or damages to the extent permitted herein, in no event shall Parent be required to pay the Parent Termination Fee or Financing Termination Fee more than once or to pay both the Parent Termination Fee and the Financing Termination Fee.

(c)

Acknowledgements. Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without Section 7.3(a), Parent would not have entered into this Agreement and that, without Section 7.3(b), the Company would not have entered into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to this Section 7.3, the Company or Parent, as applicable, shall pay to Parent or the Company, respectively, all fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated seeking such payment), together with interest on the amount of the Company Termination Fee, the Parent Termination Fee or the Financing Termination Fee, as applicable, at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made, plus six percent (6%). Notwithstanding anything to the contrary in this Agreement, the Parties hereby acknowledge that in the event that the Company Termination Fee, the Parent Termination Fee or the Financing Termination Fee becomes payable by, and is paid by, the Company to Parent or Parent to the Company, as applicable, such Company Termination Fee, as applicable, with respect to Parent, or such Parent Termination Fee or Financing Termination Fee, as applicable with respect to the Company, shall be the receiving Party’s sole and exclusive remedy pursuant to this Agreement. The Parties further acknowledge that none of the Company Termination Fee, the Parent Termination Fee or the Financing Termination Fee shall constitute a penalty but is in consideration for a disposition of the rights of the recipient under this Agreement and represents liquidated damages, in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances (which do not involve fraud or Willful and Material Breach by the other Party of this Agreement) in which the Company Termination Fee, the Parent Termination Fee or the Financing Termination Fee, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties further acknowledge that the right to receive the Company Termination Fee, the Parent Termination Fee or the Financing Termination Fee, as applicable, shall not limit or otherwise affect any such Party’s right to specific performance as provided in Section 8.5. Notwithstanding anything to the contrary in this Agreement, but subject to the specific performance remedies set forth in Section 8.5, (x) upon Parent’s receipt of the full Company Termination Fee (and any other amounts contemplated by this Agreement), pursuant to this Section 7.3 in circumstances in which the Company Termination Fee is payable, none of the Company, any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for Willful and Material Breach by the Company or fraud and (y) upon the Company’s receipt of the full Parent Termination Fee or Financing Termination Fee, as applicable (and any other amounts contemplated by this Agreement), pursuant to this Section 7.3 in circumstances in which the Parent Termination Fee or Financing Termination Fee is payable, none of Parent, any Subsidiary of Parent (including the Merger Sub) or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for Willful and Material Breach by Parent or fraud.

ARTICLE 8

MISCELLANEOUS

8.1	No Survival of Representations and Warranties.

None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger, except for covenants and agreements that contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

8.2	Expenses.

Except as set forth in Section 5.3, Section 5.13, Section 5.21, Section 5.22 or Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses, except that all filing fees paid by any Party in respect of the regulatory filing under the Antitrust Laws shall be borne equally by Parent and the Company.

8.3	Counterparts; Effectiveness.

This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), each of which shall be an original, with the same effect as if the signatures thereto and hereto were on the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, facsimile, electronic mail or otherwise as authorized by the prior sentence) to the other Parties.

8.4	Governing Law; Jurisdiction.

This Agreement shall be deemed to be made in and in all respects shall be governed by, interpreted and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery or (if and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) provided that if the subject matter over the matter is the subject of the action or proceeding is vested exclusively in the United States federal courts, such action or proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Chosen Courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the Chosen Courts, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party hereto irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.4 in the manner provided for notices in Section 8.7. Nothing in this Agreement shall affect the right of any Party hereto to serve process in any other manner permitted by applicable Law.

8.5	Specific Enforcement.

(a)

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or Order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b)

While the Company may pursue both a grant of specific performance under this Section 8.5 and the payment of the Financing Termination Fee under Section 7.3(b)(iv), under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of specific performance that permits the consummation of the transactions contemplated by this Agreement, including the Merger, in accordance with the terms of this Agreement and (ii) monetary damages in connection with this Agreement or any termination of this Agreement, including all or any portion of the Financing Termination Fee.

(c)

Each Party further agrees that no Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

8.6	WAIVER OF JURY TRIAL.

EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.6.

8.7	Notices.

Any notice required to be given hereunder shall be sufficient if in writing, and sent by email by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent:

Enerflex Ltd.

1331 Macleod Trail SE, Suite 904

Calgary, Alberta

Canada T2G 0K3

Attention: Marc Rossiter; David Izett

E-mail: MRossiter@enerflex.com; dizett@enerflex.com

To Merger Sub:

Enerflex US Holdings Inc.

10815 Telge Road

Houston, TX 77095

Attention: Marc Rossiter; David Izett

E-mail: MRossiter@enerflex.com; dizett@enerflex.com

In each case, with a copy (which shall not constitute notice) to:

Norton Rose Fulbright US LLP

1301 McKinney, Suite 5100

Houston, TX 77010-3095

Attention:           Brian P. Fenske

E-mail:                brian.fenske@nortonrosefulbright.com

To the Company:

Exterran Corporation

11000 Equity Drive

Houston, TX 77041

Attention: Andrew J. Way; Kelly M. Battle

Email: legalreview@exterran.com

with a copy (which shall not constitute notice) to:

King & Spalding LLP

1180 Peachtree St NE

Atlanta, GA 30309

Attention:           Keith Townsend; Robert J. Leclerc

Email:                 ktownsend@kslaw.com; rleclerc@kslaw.com

or to such other address as a party shall specify by written notice so given, and such notice shall be deemed to have been delivered (a) when received when sent by email; provided, that the recipient confirms in writing its receipt thereof, (b) on proof of service when sent by reliable overnight delivery service, (c) on personal delivery in the case of hand delivery or (d) on receipt of the return receipt when sent by certified or registered mail. Any Party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 8.7; provided, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

8.8	Assignment; Binding Effect.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding on and shall inure to the benefit of the Parties hereto and their respective successors and assigns.

8.9	Severability.

Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

8.10	Entire Agreement; No Third-Party Beneficiaries.

This Agreement (including the exhibits and schedules hereto), the Company Voting Agreements, the Parent Voting Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. Except for the provisions of Article 2 (which, from and after the Effective Time, shall be for the benefit of holders of the Company Common Stock (including Company Equity Awards) as of immediately prior to the Effective Time), Section 5.13 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Parties and each of their respective heirs) and Section 8.15 (which shall be for the benefit of the Financing Parties), this Agreement is for the sole benefit of the Parties hereto and their permitted assigns and nothing herein is intended to and shall not confer on any Person other than the Parties hereto any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.11 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. The Company Disclosure Schedules and the Parent Disclosure Schedules, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

8.11	Amendments; Waivers.

At any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval and the Parent Shareholder Approval, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, that (a) after receipt of the Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE or Nasdaq, as applicable require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company and (b) after receipt of the Parent Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE or Nasdaq, as applicable, or the TSX require further approval of the shareholders of Parent, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of Parent. The foregoing notwithstanding, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

8.12	Headings.

Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.13	Interpretation.

When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified, all references herein to “$” or “dollars” shall be to U.S. dollars. Except as otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement defined or referred to herein or in any schedule that is referred to herein means such agreement as from time to time amended, modified or supplemented, including by waiver or consent, together with any addenda, schedules or exhibits to, any purchase orders or statements of work governed by, and any “terms of services” or similar conditions applicable to, such agreement. Any specific Law defined or referred to herein or in any schedule that is referred to herein means such Law as from time to time amended and to any rules or regulations promulgated thereunder. When a reference is made in this Agreement to “Company stockholders,” such reference shall be to the record and/or beneficial Company stockholders as the context requires. When a reference is made in this Agreement to “Parent shareholders,” such reference shall be to the record and/or beneficial Parent shareholders as the context requires. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

8.14	Obligations of Merger Sub and Subsidiaries.

Whenever this Agreement requires Merger Sub or any other Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub or such Subsidiary, as applicable, to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action, and after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

8.15	Financing Provisions.

Notwithstanding anything in this Agreement to the contrary (other than the last sentence of this Section 8.15), the Company, on behalf of itself, its Subsidiaries and each of their respective Affiliates and each of their respective Affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives (collectively, the “Seller Related Parties”), hereby: (a) agrees that, except as otherwise provided in any agreement relating to Debt Financing, any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing (including the Debt Commitment Letters) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Seller Related Party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, and agrees not to bring or support any such legal action against any Financing Party in any forum other than such courts, agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.7 shall be effective service of process against it for any such action brought in such court, waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or any other manner provided by law, (b) agrees that any such legal action shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise provided in any agreement relating to the Debt Financing, (c) agrees that none of the Financing Parties shall have any liability to any Seller Related Party relating to or arising out of this Agreement, the Debt Commitment Letters, any Definitive Agreements, the Debt Financing or the transactions contemplated hereby and no Seller Related Party shall have any rights or claims against any Financing Party in connection with this Agreement, the Debt Financing or any transactions contemplated hereby or thereby, (d) agrees that only Parent or Merger Sub (including their respective permitted successors and assigns under the Debt Commitment Letters) shall be permitted to bring any claim (including any claim for specific performance) against a Financing Party for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Debt Commitment Letters and that neither the Company nor any of its Subsidiaries shall be entitled to seek the remedy of specific performance with respect to Parent’s rights under the Debt Commitment Letters against the Financing Parties party thereto, (e) agrees in no event will any Financing Party be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with this Agreement, the Debt Financing (including the Debt Commitment Letters) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, and (f) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.15 and that this Section 8.15 shall expressly inure to the benefit of the Financing Parties and the Financing Parties shall be entitled to rely on and enforce the provisions of this Section 8.15 and that this Section 8.15 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section 8.15) may not be amended, supplemented, modified or waived in a manner that is adverse in any respect to any Financing Party without the written consent of such Financing Party. Notwithstanding anything herein to the contrary, each Seller Related Party hereby irrevocably waives, to the fullest extent permitted by law, all rights of trial by jury in any action, proceeding, or counterclaim (whether based upon contract, tort or otherwise) arising out of or relating to this Agreement, the Debt Financing or any of the other transactions contemplated hereby or thereby, including in any action, proceeding or counterclaim against any Financing Party. Notwithstanding the foregoing, nothing in this Section 8.15 shall in any way limit or modify the rights and obligations of Parent (under this Agreement, the Debt Commitment Letter or otherwise) or any Financing Party’s obligations to Parent (under the Debt Commitment Letter or otherwise).

8.16	Definitions.

For purposes of this Agreement, the following terms (as capitalized below) shall have the following meanings when used herein:

“Action” means a claim, action, suit, investigation, examination, audit, hearing, charge, complaint, indictment, or proceeding, whether civil, criminal, or administrative, in each case, by or before any Governmental Entity.

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Antitrust Authorities” means the relevant competition authorities in the jurisdictions listed in Schedule A attached hereto.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other applicable supranational, national, federal, state, county, local or foreign antitrust, competition, merger control, foreign direct investment control or trade statutes, rules, regulation, Orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, regulate foreign investments, in the U.S. and in other non-U.S. jurisdictions where the Company and its Subsidiaries conduct business or the Laws of which any of their respective businesses or properties is bound by.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York or Calgary, Canada, are authorized by law or executive order to be closed.

“Canadian Securities Administrators” means the Alberta Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

“Canadian Securities Laws” means the Securities Act (Alberta) and all other applicable securities Laws, rules and regulations, instruments, notices, blanket orders and policies published and/or promulgated thereunder or under the securities Laws of any other province or territory of Canada, and the rules and policies of the TSX, as amended from time to time prior to the Effective Time.

“CITA” means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder, as amended.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or individual consultant, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any material obligation or liability, contingent or otherwise, including any employee or director bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, medical, health, dental, life insurance, disability, accident, supplemental unemployment or retirement, or other employee benefits or remuneration of any kind, including each employment, termination, severance, retention, change of control, or consulting or independent contractor plan, program, arrangement, or agreement in each case whether written or unwritten or otherwise, funded or unfunded, insured or self-insured, but shall not include any Non-U.S. Plan.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Equity Awards” means Company Restricted Share Awards and Company Performance Share Awards.

“Company IT Assets” means all IT Assets owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Labor Agreement” means any collective bargaining agreement or other agreement with a labor or trade union, works council or like organization that the Company or any of its Subsidiaries is a party to or otherwise bound by.

“Company Material Adverse Effect” means an event, change, circumstance, fact, condition, occurrence, effect or development that has, or would reasonably be expected to have, a material adverse effect on (x) the business, operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole or (y) would or may reasonably be expected to, prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement (including the Merger), but, in the case of each of clauses (x) and (y), shall not include events, changes, occurrences, effects or developments relating to or resulting from (a) changes in general economic or political conditions or the securities, equity, credit or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates, (b) any decline in the market price or trading volume of the Company Common Stock or any change in the credit rating of the Company or any of its securities (provided, that the facts and circumstances underlying any such decline or change may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof), (c) changes or developments in the industries in which the Company or its Subsidiaries operate, (d) changes in Law or interpretations thereof or enforcement thereof after the date of this Agreement, (e) the execution, delivery or performance of this Agreement or the public announcement or pendency or consummation of the Merger or other transactions contemplated hereby, including the impact thereof on the relationships of the Company or any of its Subsidiaries with employees, partnerships, customers or suppliers or Governmental Entities, (f) compliance with the terms of, or the taking or omission of any action required by, this Agreement or consented to (after disclosure to Parent of all material and relevant facts and information) or requested by Parent in writing, (g) any act of civil unrest, civil disobedience, war, terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening or escalation of any such conditions threatened or existing on the date of this Agreement, (h) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events, (i) any pandemic, epidemic or disease outbreak (including COVID-19) or other comparable events, (j) changes in generally accepted accounting principles or the enforcement thereof after the date of this Agreement, (k) any litigation relating to or resulting from this Agreement or the transactions contemplated hereby or (l) any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions; (provided, that the facts and circumstances underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof); except, with respect to clauses (a), (c), (d), (g), (h), (i), and (j), if the impact thereof is materially and disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to the impact thereof on the operations in the industry that the Company and other participants conduct business, the incremental material disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Compliant” means, with respect to the Required Financing Information, that: (a) the Required Financing Information does not contain any untrue statement of a material fact regarding the Company or any of its Subsidiaries or omit to state any material fact regarding the Company or any of its Subsidiaries necessary in order to make the Required Financing Information not misleading, in light of the circumstances under which the statements contained in the Required Financing Information are made; (b) the financial statements described in clause (a) of the definition of “Required Financing Information” are compliant in all material respects with all requirements of Regulation S-X promulgated by the SEC applicable to offerings of debt securities on a registration statement on Form S-1 that are applicable to such financial statements (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities); (c) the Company’s independent auditors shall not have withdrawn, or advised the Company that they intend to withdraw, any audit opinion with respect to any audited financial statements contained in the Required Financing Information, in which case such financial information shall not be deemed to be Compliant pursuant to this clause (c) (unless and until a new unqualified audit opinion has been received in respect thereof from such auditors or another nationally recognized independent registered accounting firm of national standing); (d) in connection with any Debt Financing involving the offering of debt securities, the Company’s independent registered public accounting firm shall have consented to the use of its audit opinions with respect to any Required Financing Information audited by such firm and shall have confirmed that they are prepared to issue customary comfort letters, including customary negative assurance, upon the “pricing” of such debt securities and throughout the period ending on the last day of the Marketing Period (subject to the completion by such accountants of customary procedures relating thereto); and (e) the Company shall have not been informed by such independent registered public accounting firm of the Company that it is required to restate, and the Company has not restated (or is not actively considering any such restatement; provided, that such Required Financing Information shall be deemed to be Compliant pursuant to this clause (e) when the Company informs Parent in writing that it has concluded that no restatement is required in accordance with GAAP) any financial statements contained in the Required Financing Information; provided, further, that if any such restatement occurs, the Required Financing Information shall be deemed to be Compliant pursuant to this clause (e) if and when such restatement has been completed and the relevant financial statements have been amended and delivered to Parent.

“Contract” means any legally binding, written or oral contract, note, bond, mortgage, indenture, deed of trust, lease, commitment, agreement, concession, arrangement or other obligation; provided, that “Contracts” shall not include any Company Benefit Plan or Parent Benefit Plan.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or variants thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other Order, directive, guidelines or recommendations by any Governmental Entity or industry group in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

“Credit Facility” means the Second Amended and Restated Credit Agreement, dated as of October 9, 2018, by and among Exterran Corporation, Exterran Energy Solutions, L.P., the guarantors party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and the other parties thereto (as the same may be amended, restated or otherwise modified from time to time).

“delivered to Parent” or “made available to Parent” means provided by the Company or its Representatives to Parent or its Representatives (a) in the virtual data room maintained by Intralinks prior to the date of this Agreement (including in any “clean room” or as otherwise provided on an “outside counsel” only basis), (b) via electronic mail or in physical form in person prior to the date of this Agreement (including materials provided to outside counsel), or (c) filed or furnished with the SEC prior to the date of this Agreement, except where reference is made to an item being made available to Parent prior to Closing in which case, the term means provided by the Company or its Representatives to Parent or its Representatives prior to Closing.

“DOJ” means the United States Department of Justice.

“Environmental Law” means any Law relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, discharge or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means each employer, trade or business (whether or not incorporated) or any other Person that, together with the Company or Parent or any of their respective Subsidiaries, as applicable, would be treated as a “single employer” for purposes of Section 414 of the Code.

“Excepted Stockholder” means any stockholder of the Company that would be a “five percent transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means 1.021.

“Financing Parties” means each Person (including each agent, arranger, lender, underwriter, investor or other entity that has committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or any other financing in connection with the transactions contemplated hereby) that at the applicable time has committed, or proposes, to provide or arrange any part of the Debt Financing or such other financing (including, for greater certainty, any Alternative Financing) to Parent or any of its Subsidiaries pursuant to a Debt Commitment Letter, a Definitive Agreement or other agreement in connection with the transactions contemplated hereby, as applicable, and their respective Representatives, Affiliates and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns; provided, that neither Parent nor any Affiliate thereof shall be a Financing Party.

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity.

“Hazardous Substance” means any substance presently listed, defined, regulated, designated or classified as hazardous, toxic, radioactive or dangerous under any Environmental Law, including any substance to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, per- and polyfluoroalkyl substances or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Intellectual Property” means all intellectual property rights or other proprietary rights arising under the Laws of any jurisdiction or existing anywhere in the world associated with: (a) patents and patent applications and industrial design registrations and applications, and all continuations, divisionals, continuations-in-part, reissues or re-examinations and patents issuing thereon; (b) trademarks, service marks, trade dress, logos, corporate names, trade names, symbols, Internet domain names, and other similar identifiers of origin, in each case, whether or not registered and any and all applications and registrations therefor and the good will associated therewith and symbolized thereby; (c) copyrights, copyright registrations and applications, published and unpublished works of authorship, whether or not copyrightable, copyrights in and to the foregoing, together with all common law rights and moral rights therein, and any applications and registrations therefor; (d) domain names, uniform resource locators, Internet Protocol addresses, social media accounts or user names (including handles), and other names, identifiers and locators associated with any of the foregoing or other Internet addresses, sites and services; and (e) trade secrets, know-how, industrial secrets, inventions (whether or not patentable), data and confidential or proprietary business or technical information.

“IT Assets” means all of the technology devices, computers, computer systems, software and software platforms, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment used by the Company and its Subsidiaries in connection with the operation of the business of the Company and its Subsidiaries and all data stored therein or processed thereby and all associated documentation.

“Knowledge” or “Known” means (a) with respect to Parent, the actual knowledge of the individuals listed on Section 8.16(a) of the Parent Disclosure Schedule and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.16(b) of the Company Disclosure Schedules, in each of case (a) and (b); provided, however, that each such individual charged with responsibility for the aspect of the business relevant or related to the matter at issue shall be deemed to have knowledge of a particular matter if, in the prudent exercise of his or her duties and responsibilities in the Ordinary Course of Business, such individual should have known of such matter.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means a lien, mortgage, pledge, security interest, charge, title defect, adverse claims and interests, option to purchase or other encumbrance of any kind or nature whatsoever, but excluding any license of Intellectual Property or any transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions.

“Marketing Period” means the first period of fifteen (15) consecutive calendar days after the date of this Agreement (a) commencing on the date that is three (3) calendar days after the date on which Parent shall have received the Required Financing Information and (b) throughout which period the Required Financing Information shall remain Compliant; provided that if the Required Financing Information fails to be Compliant at any time during the Marketing Period, then the Marketing Period will not be deemed to have commenced and the Marketing Period will only commence when the Required Financing Information is again Compliant; provided, further that such fifteen (15) consecutive calendar day period shall either be completed on or prior to August 19, 2022 or commence no earlier than September 6, 2022, and shall not include, for purposes of determining the number of consecutive calendar days, July 1, 2022 through July 4, 2022. If the Company in good faith reasonably believes that it has delivered the Required Financing Information, it may deliver to Parent written notice to that effect, stating when it believes it completed the applicable delivery, in which case the Required Financing Information shall be deemed to have been delivered, subject to the provisos in the first sentence of this definition, on the date of the delivery of the applicable notice to Parent (and, if the requirements set forth above as to being Compliant are satisfied, the Marketing Period shall be deemed to have commenced on such date), in each case, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Financing Information and within two (2) Business Days after receipt of such notice, Parent specifies in writing to the Company, in reasonable detail, what Required Financing Information was not delivered.

“Material Subsidiary” means the entities set forth on Section 8.16(c) of the Company Disclosure Schedules.

“Nasdaq” means Nasdaq, Inc.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement, notice or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity of competent jurisdiction.

“Ordinary Course of Business” means, with respect to an action taken by any Person, that such action is in the ordinary course of business of such Person, acting in its own interest as an independent enterprise, consistent with past custom and practice, taking into account any changes to such practices as may have occurred as a result of the outbreak of COVID- 19, including compliance with any COVID-19 Measures, and any actions reasonably taken or not taken in response to exigent circumstances.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Parent Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or individual consultant, which are maintained, sponsored or contributed to by Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has any material obligation or liability, contingent or otherwise, including any employee or director bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, medical, health, dental, life insurance, disability, accident, supplemental unemployment or retirement, or other employee benefits or remuneration of any kind, including each employment, termination, severance, retention, change of control, or consulting or independent contractor plan, program, arrangement, or agreement in each case whether written or unwritten or otherwise, funded or unfunded, insured or self-insured.

“Parent Common Shares” means the common shares in the capital of Parent.

“Parent Labor Agreement” means any collective bargaining agreement or other agreement with a labor or trade union, works council or like organization that Parent or any of its Subsidiaries is a party to or otherwise bound by.

“Parent Material Adverse Effect” means an event, change, circumstance, fact, condition, occurrence, effect or development that has, or would reasonably be expected to have, a material adverse effect on (x) the business, operations or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole, or (y) would or may reasonably be expected to, prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement (including the Merger), but, in the case of each of clauses (x) and (y), shall not include events, changes, occurrences, effects or developments relating to or resulting from (a) changes in general economic or political conditions or the securities, equity, credit or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates, (b) any decline in the market price or trading volume of the Parent Common Shares or any change in the credit rating of Parent or any of its securities (provided, that the facts and circumstances underlying any such decline or change may be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof), (c) changes or developments in the industries in which Parent or its Subsidiaries operate, (d) changes in Law or interpretations thereof or enforcement thereof after the date of this Agreement, (e) the execution, delivery or performance of this Agreement or the public announcement or pendency or consummation of the Merger or other transactions contemplated hereby, including the impact thereof on the relationships of the Company or any of its Subsidiaries with employees, partnerships, customers or suppliers or Governmental Entities, (f) compliance with the terms of, or the taking or omission of any action required by, this Agreement or consented to (after disclosure to the Company of all material and relevant facts and information) or requested by the Company in writing, (g) any act of civil unrest, civil disobedience, war, terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving Canada or any other Governmental Entity or the declaration by Canada or any other Governmental Entity of a national emergency or war, or any worsening or escalation of any such conditions threatened or existing on the date of this Agreement (h) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events, (i) any pandemic, epidemic or disease outbreak (including COVID-19) or other comparable events, (j) changes in IFRS or the interpretation or enforcement thereof after the date of this Agreement, (k) any litigation relating to or resulting from this Agreement or the transactions contemplated hereby; or (l) any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions; (provided, that the facts and circumstances underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof); except, with respect to clauses (a), (c), (g), (h), (i) and (j), if the impact thereof is materially and disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to the impact thereof on the operations in the industry that the Company and other participants conduct business, the incremental material disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect.

“Parent Option” means a compensatory option to purchase Parent Common Shares.

“Permitted Lien” means (a) any Lien for Taxes or governmental assessments, charges or claims of payment not yet due or payable, being contested in good faith or for which accruals or reserves have been established in accordance with GAAP or IFRS, as applicable, (b) any Lien that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the Ordinary Course of Business for amounts that are not yet due or that do not materially detract from the value of or materially interfere with the use of any of the assets; (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses or that are listed on the applicable title documentation that was delivered to Parent at least five (5) Business Days prior to Closing; (e) Liens the existence of which are disclosed in the notes to the most recent consolidated balance sheet of the Company or Parent, as applicable, or the notes thereto (or securing liabilities reflected on such balance sheet); (f) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; and (g) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation.

“Person” or “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Privacy Laws” means all applicable Laws concerning the privacy, security or the collection, use, processing, storage and transfer of personal information or data, and all rules and regulations promulgated thereunder.

“Registered” means, with respect to Intellectual Property, issued by, registered with or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Required Financing Information” shall mean (a) the financial statements of the Company required by Section 7(b) and 7(d) of Exhibit C to the Initial Debt Commitment Letter (or any analogous section(s) in any amendment, modification, supplement, restatement or replacement thereof to the extent not exceeding the scope and substance of the requirements set forth in the Initial Debt Commitment Letter) as of the Closing Date, (b) all other financial statements and operating, business and other financial data solely regarding the Company and its Subsidiaries of the type and form that are customarily included in an offering memorandum to consummate a Rule 144A-for-life offering of non-convertible, high yield debt securities under Rule 144A promulgated under the 1933 Act (which information is understood not to include (i) financial statements, information and other disclosures required by Rules 3-05, 3-09, 3-10 or 3-16 of Regulation S-X, the Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K or the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (ii) financial statements or other financial data (including selected financial data) for any period earlier than December 31, 2019, and (iii) other information or financial data customarily excluded from a Rule 144A offering memorandum; provided that the Company shall have no obligation to provide (A) any financial information concerning the Company that the Company does not maintain in the Ordinary Course of Business, (B) any other information with respect to the Company not reasonably available to the Company under its current reporting systems or (C) trade secrets or information to the extent that the provision thereof would violate any Law or obligation of confidentiality binding upon, or waive any privilege that may be asserted by, the Company or any of the Company’s Affiliates unless any such information referred to in clause (A), (B) or (C), (1) is financial information contemplated by the foregoing clause (a) or (2) would be required to ensure that the offering memorandum would not contain any untrue statement of a material fact or omit a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading), (c) if the Marketing Period commences prior to the filing date of an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q of the Company but after the end of its corresponding fiscal year or quarter, as applicable, customary “flash” or “recent developments” data, and (d) such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or any of its Subsidiaries to the extent necessary to receive from the Company’s independent accountants customary “comfort” (including “negative assurance” comfort), together with drafts of customary comfort letters that such independent accountants are prepared to deliver upon the “pricing” of any securities, and the closing of the offering thereof with respect to the historical financial information to be included in such offering memorandum.

“Sanctioned Country” means any country or region that is the target of a comprehensive embargo under Export and Sanctions Regulations.

“Sanctioned Person” means any Person that is the target of sanctions or restrictions under Export and Sanctions Regulations, including: (a) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List or (b) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by, or acting for the benefit or on behalf of, a Person or Persons described in clause (a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Section 721” means Section 721 of the United States Defense Production Act of 1950 (codified at 50 U.S.C. § 4565), and the regulations promulgated thereunder (31 C.F.R. Parts 800-802).

“Securities Act” means the Securities Act of 1933.

“Senior Notes” means the 8.125% senior unsecured notes due 2025 issued by Exterran Energy Solutions, L.P. and EES Financing Corp. (with Exterran Corporation and the guarantors also party thereto) pursuant to the 8.125% Indenture dated April 4, 2017.

“Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated or Person which (a) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first person directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions, or otherwise has the power to direct the policies, management and affairs of such other person.

“Tax Return” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in written, electronic or other form) and any amendments, schedules, attachments, supplements, appendices and exhibits thereto, which are filed or are required to be filed in respect of any Tax.

“Taxes” means any and all federal, state, provincial or local (in each case, whether U.S. or non-U.S.) taxes of any kind (together with any and all interest, penalties, additions to tax, inflationary adjustment, and additional amounts imposed with respect thereto), including income, branch, capital gains, capital, franchise, windfall or other profits, gross receipts, property, sales, use, environmental, carbon, fuel, capital stock, payroll, employment, unemployment, social security, workers’ compensation, net worth, excise, withholding, ad valorem, license, severance, stamp, occupation, premium, customs duties, profits, transfer, registration, alternative or add-on minimum, estimated, value added and goods and services and harmonized sales taxes, whether imposed directly or through a collection or withholding mechanism, and whether or not disputed.

“TSX” means the Toronto Stock Exchange.

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching party or the failure by the breaching party to take an act it is required to take under this Agreement, with the knowledge that the taking of or failure to take such act would, or would reasonably be expected to, result in, constitute or cause a breach of this Agreement, it being acknowledged and agreed that the failure to consummate the Merger and the other transactions contemplated by this Agreement after all of the conditions in Article 6 have been satisfied or waived by the Party entitled to waive such conditions shall constitute a willful and material breach of this Agreement.

8.17	Certain Defined Terms.

The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Alternative Financing	5.22(b)
Anti-Corruption Laws	3.8(a)
Book-Entry Shares	2.1(a)(i)
Chosen Courts	8.4
Certificate	2.1(a)(i)

Term	Section
Certificate of Merger	1.3
CFPOA	4.8(a)
Chosen Courts	8.4
Clearance Date	5.7(a)
Closing	1.2
Closing Date	1.2
Code	2.2(b)(iii)
Company	Preamble
Company Acquisition Agreement	5.5(h)
Company Alternative Proposal	5.5(i)
Company Approvals	3.3(c)
Company Balance Sheet Date	3.12(a)
Company Board	Recitals
Company Budget	5.1(b)(xiii)
Company Change of Recommendation	5.5(c)
Company Continuing Employees	5.8(a)
Company Designee	5.19
Company Disclosure Schedules	Article 3
Company Governmental Filings	3.4(b)
Company Intellectual Property	3.16(b)
Company Intervening Event	5.5(j)
Company Leased Real Property	3.18(a)
Company Material Contract	3.21(a)
Company Performance Share Award	2.3(c)
Company Permits	3.7(b)
Company Qualifying Transaction	7.3(a)(iii)
Company Real Property Lease	3.18(a)
Company Recommendation	3.4(b)
Company Restricted Share Award	2.3(a)
Company RSU Award	2.3(b)
Company SEC Documents	3.4(a)
Company Stockholder Approval	3.20
Company Stockholder Meeting	5.7(c)
Company Superior Proposal	5.5(k)
Company Superior Proposal Notice	5.5(e)
Company Tax Counsel	5.17(b)
Company Termination Fee	7.3(a)(i)
Company Top Customer	3.22(a)
Company Top Supplier	3.22(a)
Company Voting Agreements	Recitals
Confidentiality Agreement	5.4(e)
Consent Solicitations	5.21(a)(xiii)
Continuation Period	5.8(a)
Data Protection Requirements	3.16(g)
Debt Commitment Letters	4.23(a)
Debt Discharge	5.21(a)(xiii)
Debt Financing	4.23(a)
Debt Offers	5.21(a)(xiii)
Debt Redemptions	5.21(a)(xiii)
Debt Transactions	5.21(a)(xiii)
Definitive Agreements	5.22(a)
DGCL	Recitals
Divestiture	5.7(i)
Effective Time	1.3
End Date	7.1(b)(i)
Enforceability Exceptions	3.3(a)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Excluded Shares	2.1(a)(ii)
Export and Sanctions Regulations	3.9(a)

Term	Section
FCPA	3.8(a)
Financing Amounts	4.23(d)
Financing Termination Fee	7.3(b)(iv)
Fractional Share Cash Amount	2.1(d)(i)
Governmental Approvals	5.7(i)
Governmental Entity	3.3(c)
Indemnified Party or Indemnified Parties	5.13(a)
Law or Laws	3.7(a)
Malicious Code	3.16(e)
Management Information Circular	3.14
Merger	Recitals
Merger Consideration	2.1(a)(i)
Merger Sub	Preamble
New Plans	5.8(a)
NI 52-109	4.5(a)
Non-U.S. Plan	3.11(m)
Old Plans	5.8(a)
Owned Company Intellectual Property	3.16(a)
Owned Real Property	3.18(b)
Parent	Preamble
Parent Acquisition Agreement	5.6(h)
Parent Alternative Proposal	5.6(i)
Parent Approvals	4.3(c)
Parent Balance Sheet Date	4.12(a)
Parent Board	Recitals
Parent Budget	5.2(b)(v)
Parent Canadian Pension Plan	4.11(c)
Parent Change of Recommendation	5.6(c)
Parent Disclosure Schedules	Article 4
Parent Governmental Filings	4.4(b)
Parent Intervening Event	5.6(j)
Parent Permits	4.7(b)
Parent Public Documents	4.4(a)
Parent Qualifying Transaction	7.3(b)(iii)
Parent Recommendation	4.3(b)
Parent Restricted Share Award	2.3(a)
Parent RSU Award	2.3(b)
Parent Share Issuance	Recitals
Parent Shareholder Approval	4.18
Parent Shareholder Meeting	5.7(e)
Parent Superior Proposal	5.6(k)
Parent Superior Proposal Notice	5.6(e)
Parent Termination Fee	7.3(b)(i)
Parent Voting Agreements	Recitals
Party or Parties	Preamble
Permits	3.7(b)
Pre-Closing Reorganization	5.3
Proxy Statement/Prospectus	3.14
Reference Time	3.2(a)
Registered Company Intellectual Property	3.16(a)
Remedy	5.7(i)
Representatives	5.4(a)
Required Antitrust Approvals	6.1(e)
Securities Engagement Letter	4.23(a)
Security Incident	3.16(h)
Surviving Corporation	1.1
Takeover Statutes	3.27
Termination Date	5.1(a)
US Registration Statement	3.14

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENERFLEX LTD.

Per:	(signed) “Marc E. Rossiter”
Name: Marc. E. Rossiter
Title: President and Chief Executive Officer

ENERFLEX US HOLDINGS INC.

Per:	(signed) “Sanjay Bishnoi”
Name: Sanjay Bishnoi
Title: Treasurer

EXTERRAN CORPORATION

Per:	(signed) “Andrew J. Way”
Name: Andrew J. Way
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

SCHEDULE A

Antitrust Authorities Jurisdictions

1.	United States of America

2.	Colombia

3.	Nigeria

APPENDIX C

RBC FAIRNESS OPINION

RBC Dominion Securities Inc. PO Box 50 Royal Bank Plaza Toronto, ON M5J 2W7 Telephone: 416-842-2000

January 23, 2022

The Board of Directors

Enerflex Ltd.

Suite 904, 1331 Macleod Trail SE

Calgary, Alberta

T2G 0K3

To the Board of Directors:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Enerflex Ltd. (“Enerflex”), Exterran Corporation (“Exterran”) and Enerflex US Holdings Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of Enerflex, propose to enter into an agreement and plan of merger (the “Merger Agreement”) whereby Merger Sub shall be merged with and into Exterran (the “Merger”), with Exterran surviving the Merger as a direct, wholly-owned subsidiary of Enerflex, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware. Under the terms of the Merger Agreement, Enerflex will acquire all of the issued and outstanding shares of Exterran common stock (the “Exterran Common Stock”) in exchange for consideration consisting of 1.021 common shares of Enerflex (the “Enerflex Common Shares’) for each share of Exterran Common Stock (the “Consideration”). The terms of the Merger will be more fully described in a management information circular (the “Circular”), which will be mailed to holders of Enerflex Common Shares (each an “Enerflex Shareholder”) in connection with the Merger.

Enerflex has retained RBC to provide advice and assistance to Enerflex in evaluating the Merger, including the preparation and delivery to the board of directors of Enerflex (the “Board”) of RBC’s opinion (the “Fairness Opinion”) as to the fairness of the Consideration to be paid under the Merger from a financial point of view to Enerflex. RBC has not prepared a valuation of Enerflex, Exterran or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

Enerflex initially contacted RBC regarding a potential advisory assignment in December 2020, and RBC was formally engaged through an agreement between Enerflex and RBC (the “Engagement Agreement”) dated February 16, 2021. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on completion of the Merger. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Enerflex in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by Enerflex with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Enerflex, Exterran or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving Enerflex, Exterran or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and disclosed herein. In connection with the Merger, RBC has agreed to underwrite a fully committed US$925 million unsecured bridge facility and US$600 million secured revolving credit facility to Enerflex. In the past two years, RBC and its affiliates have been engaged by Enerflex as a financial advisor in connection with a buyside advisory mandate in August 2020 that was not completed. There are no understandings, agreements or commitments between RBC and its affiliates and Enerflex, Exterran or any of their respective associates or affiliates with respect to any future business dealings, other than Enerflex has agreed to appoint RBC as the left lead bookrunner on the issuance of high yield notes that would replace the US$925 million unsecured bridge facility described above. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Enerflex, Exterran or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to Enerflex and Exterran in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Enerflex, Exterran or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Enerflex, Exterran, any of their respective associates and affiliates or the Merger.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated January 23, 2022, of the Merger Agreement;
2.

the most recent drafts, dated January 23, 2022, of the voting and support agreements to be entered into by the funds managed by Chai Trust Company, LLC (which owns approximately 24.5% of the issued and outstanding shares of Exterran Common Stock) and to be entered into by the directors and officers of Enerflex and Exterran;

3.	audited financial statements of Enerflex and Exterran for each of the five years ended December 31, 2020, 2019, 2018, 2017 and 2016;
4.	the unaudited interim reports of Enerflex and Exterran for the quarters ended September 30, 2021, June 30, 2021 and March 31, 2021;
5.	the unaudited draft interim report of Enerflex for the quarter ended December 31, 2021;
6.	annual reports of Enerflex for each of the two years ended December 31, 2020 and 2019;
7.	annual reports on Form 10-K of Exterran for each of the two years ended December 31, 2020 and 2019;
8.

the Notices of Annual Meeting of Shareholders and Management Information Circulars of Enerflex for each of the two years ended December 31, 2019 and 2020 for the meetings held on May 8, 2020 and May 4, 2021, respectively;

9.

the Notice of 2020 Annual Meeting of Stockholders and Proxy Statement and Notice of 2021 Annual Meeting of Stockholders and Proxy Statement for Exterran for the meetings held on May 8, 2020 and April 28, 2021, respectively;

10.	annual information forms of Enerflex for each of the two years ended December 31, 2019 and 2020;
11.	historical segmented financial statements of Enerflex by business unit for each of the two years ended December 31, 2019 and 2020;
12.	unaudited projected financial statements for Enerflex on a consolidated basis prepared by management of Enerflex for the years ending December 31, 2021 through 2025;
13.	unaudited projected financial statements for Exterran on a consolidated basis prepared by management of Exterran for the years ending December 31, 2021 through 2025 (the “Exterran Forecast”);
14.	certain changes made by management of Enerflex to the Exterran Forecast;
15.	certain estimates by management of Enerflex as to the amount of synergies anticipated to result from the Merger;
16.	discussions with senior management of Enerflex and Exterran;
17.	discussions with Enerflex’s legal counsel;
18.	public information relating to the business, operations, financial performance and share trading history of Enerflex, Exterran and other selected public companies considered by us to be relevant;
19.	public information with respect to other transactions of a comparable nature considered by us to be relevant;
20.	public information regarding the North American natural gas compression, gas processing, and refrigeration systems industries;
21.

representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of each of Enerflex and Exterran as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

22.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by Enerflex or Exterran to any information requested by RBC.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of Enerflex and Exterran) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of Enerflex, Exterran and their consultants and advisors (collectively, the “Enerflex Information” as it relates to Enerflex and its associates and affiliates and the “Exterran Information” as it relates to Exterran and its associates and affiliates). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Enerflex Information and the Exterran Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Enerflex Information or the Exterran Information.

Senior officers of Enerflex have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Enerflex Information provided to RBC orally by, or in the presence of, any officer or employee of Enerflex, or in writing by Enerflex, any of its affiliates (as such term is defined in National Instrument 62-104 Take-over Bids and Issuer Bids of the Canadian Securities Administrators (“NI 62-104”)) or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact, and did not and does not omit to state any material fact necessary to make the Enerflex Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RBC; and that (ii) since the dates on which the Enerflex Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Enerflex or any of its subsidiaries, and there has been no material change in the Enerflex Information or other material change or change in material facts, in each case, that might reasonably be considered material to the Fairness Opinion.

Senior officers of Exterran have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) with the exception of projections, budgets, strategic plans, financial forecasts, models, estimates and other future-oriented financial information concerning Exterran and its subsidiaries (collectively, “FOFI”) the Exterran Information provided to RBC orally by, or in the presence of, any officer or employee of Exterran, or in writing by Exterran, any of its affiliates (as such term is defined in NI 62-104) or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion (A) was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, (B) did not and does not contain any untrue statement of a material fact (as defined in the Securities Act (Ontario)), and (C) did not and does not omit to state any material fact, necessary to make the Exterran Information, or any statement contained therein, not misleading in light of the circumstances under which it was provided to RBC; and (ii) since the dates on which the Exterran Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change (as defined in the Securities Act (Ontario)) or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Exterran or any of its subsidiaries, and there has been no material change in the Exterran Information or other material change or change in material facts, in each case, that would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Merger will be met and that the disclosure provided or incorporated by reference in the Circular with respect to Enerflex, Exterran and their respective subsidiaries and affiliates and the Merger is accurate in all material respects.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Enerflex, Exterran and their respective subsidiaries and affiliates, as they were reflected in the Enerflex Information and the Exterran Information respectively, and as they have been represented to RBC in discussions with management of Enerflex and Exterran. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Merger.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Enerflex Shareholder as to whether to vote in favour of the issuance of Enerflex Common Shares in connection with the Merger.

Fairness Analysis

Approach to Fairness

In considering the fairness of the Consideration to be paid under the Merger from a financial point of view to Enerflex, RBC principally considered and relied upon the following approaches: (i) a comparison of the Consideration to be paid under the Merger to the results of a discounted cash flow analysis of Exterran under a variety of sensitivity analyses; (ii) a comparison of the multiples implied under the Merger to an analysis of multiples of selected precedent transactions; and (iii) an analysis of the pro forma financial impact of the Merger on Enerflex. RBC also reviewed trading multiples of publicly traded natural gas compression and processing equipment suppliers similar to Exterran, but given that public trading values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Consideration to be paid under the Merger is fair from a financial point of view to Enerflex.

Yours very truly,

RBC DOMINION SECURITIES INC.

RBC Dominion Securities Inc. PO Box 50 Royal Bank Plaza Toronto, ON M5J 2W7 Telephone: 416-842-2000

CONSENT OF RBC DOMINION SECURITIES INC.

To: The Board of Directors (the “Board”) of Enerflex Ltd. (the “Company”)

We refer to the management information circular of the Company dated September 8, 2022 (the “Circular”) relating to the special meeting of holders of common shares of the Company convened to consider, and, if deemed appropriate, pass, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is set out in “Appendix A – Resolution to be Approved at the Enerflex Special Meeting” to the accompanying Circular, and approve the issuance of the number of Enerflex Common Shares as shall be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement (as such terms are defined in the Circular).

We hereby consent to the inclusion of the full text of the Fairness Opinion as “Appendix C – RBC Fairness Opinion” to the Circular, which will be filed with the securities regulatory authority in each of the provinces of Canada and with the Securities and Exchange Commission in the United States. We also consent to the references to (i) our firm name and (ii) the Fairness Opinion contained in the “Message from the Chair of the Board and the President and Chief Executive Officer” enclosed with the Circular and under the headings “Glossary of Terms”, “Questions and Answers About the Transaction and the Enerflex Special Meeting”, “Summary”, “Risk Factors” and “The Transaction” of the Circular.

Our Fairness Opinion was given as at January 23, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of the Company shall be entitled to rely upon our opinion.

Toronto, Ontario	(signed) “RBC Dominion Securities Inc.”

September 8, 2022	RBC DOMINION SECURITIES INC.

D-1

APPENDIX E

INFORMATION CONCERNING EXTERRAN CORPORATION

The following information about Exterran should be read in conjunction with the information concerning Exterran appearing elsewhere in this Management Information Circular. Capitalized terms used but not otherwise defined in this “Appendix E – Information Concerning Exterran Corporation” shall have the meanings ascribed to them in this Management Information Circular. For the purposes of this “Appendix E – Information Concerning Exterran Corporation”, references to Exterran mean Exterran together with its Subsidiaries. The disclosure in this “Appendix E – Information Concerning Exterran Corporation” has been prepared without giving effect to the Transaction. The information in this “Appendix E – Information Concerning Exterran Corporation” has been furnished by Exterran Corporation. Although Enerflex does not have any knowledge that would indicate that such information relating to Exterran Corporation is untrue or incomplete, neither Enerflex nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for the failure by Exterran to disclose events or information regarding Exterran that may affect the completeness or accuracy of such information. All references in this “Appendix E – Information Concerning Exterran Corporation” to dollars or “$” are to U.S. dollars, unless otherwise indicated.

CORPORATE STRUCTURE

Corporate Overview

Exterran Corporation was incorporated in March 2015 as a Delaware corporation pursuant to DGCL. Exterran’s principal executive offices are located at 11000 Equity Drive, Houston, TX, 77041.

On April 30, 2018, following receipt of approval from the Exterran Stockholders at the annual meeting of the Exterran Stockholders, Exterran amended its amended and restated certificate of incorporation to replace the vote required for stockholders to amend Exterran’s bylaws from the affirmative vote of the holders of 66-2/3% of the voting power of outstanding Exterran Common Stock to the affirmative vote of the holders of a majority of the voting power of outstanding Exterran Common Stock. Following the filing of this amendment, Exterran restated its certificate of incorporation.

On January 8, 2018, Exterran amended its bylaws to provide for majority voting in uncontested elections of directors, replacing the existing plurality voting system. Following such amendment, a director nominee in an uncontested election may be elected only upon the affirmative vote of a majority of the total votes cast, which means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election.

On April 18, 2017, the Exterran Board approved and adopted an amendment to Exterran’s amended and restated bylaws to change the vote required to amend Exterran’s bylaws from the affirmative vote of the holders of 66 2/3% of the voting power of outstanding Exterran Common Stock to the affirmative vote of the holders of a majority of the voting power of outstanding Exterran Common Stock, subject to the limitations in Exterran’s amended and restated certificate of incorporation.

On November 5, 2015, Exterran amended its certificate of incorporation and bylaws to provide that the number of directors may be fixed by the Exterran Board from time to time, provided that the number of directors so fixed complies with the minimum and maximum number of directors set forth in the articles and bylaws.

Intercorporate Relationships

Schedule F to this “Appendix E – Information Concerning Exterran Corporation” sets forth the intercorporate relationships among Exterran and its Subsidiaries, including the percentage of votes attaching to all voting securities of each Subsidiary, the percentage of votes attaching to all voting securities of the Subsidiary beneficially owned, or controlled or directed, directly or indirectly, by Exterran, and where the Subsidiary was incorporated, continued, formed or organized.

DESCRIPTION OF BUSINESS

Description of the Business

Exterran is a global systems and process company offering solutions in the oil, gas, water and power markets. Exterran is a leader in natural gas processing and treatment and compression products and services, providing critical midstream infrastructure solutions to customers throughout the world. Exterran is headquartered in Houston, Texas and operates in approximately 25 countries.

Additional information about Exterran can be found on its website at www.exterran.com. The information contained in, or that can be accessed through, Exterran’s website is not incorporated by reference in this Management Information Circular.

Exterran Common Stock is traded on the NYSE under the symbol “EXTN”.

General

Exterran provides its products, solutions and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators. Exterran operates in three primary business lines: contract operations, aftermarket services and product sales. The nature and inherent interactions between and among Exterran’s business lines provides Exterran with opportunities to cross-sell and offer integrated product and service solutions to its customers.

Exterran has continued to work toward its strategy to be a company that leverages sustainable technology and operational excellence to provide complete systems and process solutions in energy and industrial applications. Over the past several years, Exterran has made significant progress in this journey by taking actions to protect its core business, develop important organizational capabilities, commercialize new products, solutions, and services and implement new processes to position Exterran for success. Exterran is focused on optimizing its portfolio of products, solutions, and services to better serve its global customers while providing a more attractive investment option for its investors. As Exterran continued on this path, Exterran decided that its U.S. compression fabrication business was non-core to its strategy going forward. During the third quarter of 2020, this business met the held for sale criteria and is reflected as discontinued operations in Exterran’s financial statements for all periods presented. The U.S. compression fabrication business was previously included in Exterran’s product sales segment and has been reclassified to discontinued operations in Exterran’s financial statements for all periods presented. Compression revenue from sales to international customers continues to be included in Exterran’s product sales segment.

For financial data relating to Exterran’s reportable business segments or countries that accounted for 10% or more of Exterran’s revenue in any of the last two fiscal years or 10% or more of Exterran’s property, plant and equipment, net, as of December 31, 2021 and 2020, see the Management’s Discussion and Analysis of Financial Condition and Results of Operations attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule C and Note 20 to the Consolidated Financial Statements for the years ended December 31, 2021 and 2020 attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A.

Contract Operations

In Exterran’s contract operations business, Exterran provides processing and treating and compression services through the operation of its crude oil and natural gas production and process equipment and natural gas compression equipment for its customers. In addition to these services, Exterran also offers water treatment and power generation solutions to its customers on a stand-alone basis or integrated into its natural gas and crude oil production and processing solutions or natural gas compression. Exterran’s services include the provision of personnel, equipment, tools, materials and supplies to meet its customers’ oil and natural gas production and processing, natural gas compression, water treatment and power generation service needs. To provide these services to meet Exterran’s customers’ needs, activities Exterran may perform include engineering, designing, sourcing, constructing, installing, operating, servicing, repairing, maintaining and demobilizing equipment owned by us.

Exterran generally enters into contracts with its contract operations customers with initial terms ranging between three to 12 years. In many instances, Exterran is able to renew those contracts prior to the expiration of the initial term and in other instances, Exterran may sell the underlying assets to its customers pursuant to purchase options or negotiated sale agreements. If a contract is not renewed or a customer does not purchase the underlying assets, Exterran’s equipment is generally returned to its premises for future redeployment. Exterran’s contracts may include several compressor units on one site or entire facilities designed to process and treat produced oil or natural gas to make them suitable for end use, which may require Exterran to make significant investments in equipment, facilities and related installation costs. Exterran’s commercial contracts generally require customers to pay a monthly service fee even during periods of limited or disrupted oil or natural gas feed flows, which Exterran believes provides relatively stable and predictable cash flows. Additionally, Exterran has limited direct exposure to short-term commodity price fluctuations because it typically does not take title to the oil or natural gas that it compresses, processes or treats, and because the natural gas Exterran uses as fuel for its equipment is supplied by its customers.

Exterran’s equipment is operated and maintained in accordance with established operational procedures and maintenance schedules. These operations and maintenance procedures are updated as technology changes and as Exterran’s operations team develops new techniques and procedures. In addition, because Exterran’s field technicians regularly operate and maintain its contract operations equipment, they are familiar with the condition of Exterran’s equipment and can readily identify potential problems. In Exterran’s experience, this in-house expertise and these maintenance procedures maximize equipment’s life and unit availability, minimize avoidable downtime and lower the overall maintenance expenditures over the equipment’s life. Exterran believes its contract operations services generally allow Exterran’s customers to achieve higher production rates and lower unit costs of operation than they would otherwise achieve with their own operations, resulting in increased revenue and margin for Exterran’s customers. In addition, outsourcing these services allows Exterran’s customers flexibility for their production, processing and compression needs while minimizing their upfront capital requirements.

During the year ended December 31, 2021, approximately 54% of Exterran’s revenue and 82% of Exterran’s adjusted gross margin was generated from contract operations. During the year ended December 31, 2020, approximately 55% of Exterran’s revenue and 89% of Exterran’s adjusted gross margin was generated from contract operations. As of December 31, 2021, Exterran had approximately $1.4 billion of unsatisfied performance obligations (commonly referred to as backlog), of which approximately $260 million is expected to be recognized as revenue before December 31, 2022. Exterran’s contract operations backlog consists of unfilled orders based on signed contracts and does not include potential sales pursuant to letters of intent received from customers.

Exterran’s contract operations business is capital intensive. As of December 31, 2021, the net book value of property, plant and equipment associated with Exterran’s contract operations business was $562.4 million.

Aftermarket Services

In Exterran’s aftermarket services business, it sells parts and components and provides operations, maintenance, repair, overhaul, upgrade, startup and commissioning and reconfiguration services to customers who own their own oil and natural gas compression, production, processing, and treating and related equipment. Exterran’s services range from routine maintenance services and parts sales done on a transactional basis to the full operation and maintenance of customer-owned equipment under long-term agreements.

Exterran generally enters into contracts with its operation and maintenance customers with initial terms ranging between one to four years, and in some cases, in excess of five years. In many instances, Exterran is able to renew those contracts prior to the expiration of the initial term. Exterran believes that it is particularly well qualified to provide these services because of its highly experienced operating personnel and technical and engineering expertise gained through providing similar services as part of its contract operations business. In addition, Exterran’s aftermarket services business complements its strategy to provide integrated infrastructure solutions to its customers because it enables Exterran to continue to serve its customers after the sale of any products or facilities manufactured through Exterran’s product sales business. Exterran’s business approach is designed to leverage its aftermarket services with its product sales business to provide full life-cycle services to customers who buy equipment from Exterran and Exterran also seeks to sell those same aftermarket services to customers who have bought similar equipment from other companies based on its existing experience and infrastructure available to support them.

During the year ended December 31, 2021, approximately 17% of Exterran’s revenue and 9% of Exterran’s adjusted gross margin was generated from aftermarket services. During the year ended December 31, 2020, approximately 19% of Exterran’s revenue and 10% of Exterran’s adjusted gross margin was generated from aftermarket services.

Product Sales

In Exterran’s product sales business, it designs, engineers, manufactures, installs and sells equipment used in the treating and processing of crude oil and natural gas, natural gas compression packages and water treatment equipment primarily to major and independent oil and natural gas producers, as well as to national oil and natural gas companies around the world. Exterran offers a broad range of equipment designed to process crude oil and natural gas into hydrocarbon commodities suitable for end use. Exterran’s products include cryogenic plants, mechanical refrigeration and dew point control plants, condensate stabilizers, wellhead, gathering, residue and high pressure natural gas compression equipment, water treatment equipment, integrated power generation and skid-mounted production packages designed for both onshore and offshore production facilities. Exterran believes the broad range of products it sells through its global operating structure enables it to take advantage of the ongoing, worldwide energy infrastructure build-out.

Exterran designs, engineers, manufactures, sells and, in certain cases, installs, skid-mounted natural gas compression equipment to meet standard or unique customer specifications. Generally, Exterran manufactures compressors sold to third parties according to each customer’s specifications. Exterran purchases components for these compressors from third party suppliers including several major engine and compressor original equipment manufacturers in the industry. Exterran also sells pre-engineered compressor units designed to maximize value and fast delivery to its customers. Typically, Exterran expects its compressor equipment backlog to be manufactured and delivered within a three to 12 month period.

During the third quarter of 2020, Exterran entered into an agreement to sell its U.S. compression fabrication business which closed on November 2, 2020. The compression fabrication business for sales to U.S. customers, which was previously included in Exterran’s product sales segment, is included in discontinued operations in Exterran’s financial statements. Exterran will continue with its sales of compression equipment to customers outside of the U.S., and for fully integrated facilities globally.

Exterran also sells custom-engineered, built-to-specification natural gas and oil processing and treating equipment, including designing facilities comprised of a combination of Exterran’s products integrated into a solution that meets its customers’ needs. Some of these projects are located in remote areas and in developing countries with limited oil and natural gas industry infrastructure. To meet most customers’ rapid schedule requirements and minimize customer downtime, Exterran maintains an inventory of standard products and longer lead-time components used to manufacture its products to its customers’ specifications. Typically, Exterran expects its processing and treating equipment backlog to be produced within a six to 24 month period.

During the year ended December 31, 2021, approximately 29% of Exterran’s revenue and 9% of Exterran’s adjusted gross margin was generated from product sales. During the year ended December 31, 2020, approximately 26% of Exterran’s revenue and 1% of Exterran’s adjusted gross margin was generated from product sales. As of December 31, 2021, Exterran’s backlog in product sales was approximately $316 million, of which approximately $197 million is expected to be recognized as revenue before December 31, 2022. Exterran’s product sales backlog consists of unfilled orders based on signed contracts and does not include potential product sales pursuant to letters of intent received from customers.

Competitive Strengths

Exterran believes it has the following key competitive strengths:

•

Global footprint and expansive service and product offerings positioned to capitalize on the global energy infrastructure build-out. The global oil and natural gas production and processing infrastructure build out provides it with opportunities for growth. Exterran is well positioned to capitalize on increased opportunities in both the U.S. and international markets. Exterran believes its global customer base will continue to invest in infrastructure projects based on longer-term fundamentals that are less tied to near-term commodity prices and that Exterran’s size and geographic presence provides it with a unique advantage in meeting Exterran’s customers’ needs. Exterran provides its customers with a broad variety of products, solutions, and services in approximately 25 countries worldwide, including compression, production and processing services, natural gas compression, oil and natural gas processing and treating equipment, water treatment solutions, installation services and integrated power generation. By offering a broad range of products, solutions, and services that leverage Exterran’s core strengths, Exterran believes it provides unique integrated solutions that meet its customers’ needs. Exterran believes the breadth and quality of its products, solutions and services, the depth of its customer relationships and its presence in many major oil and natural gas producing regions place it in a position to capture additional business on a global basis. Complementary businesses enable Exterran to offer customers integrated infrastructure solutions. Exterran aims to provide its customers with a single source to meet their energy infrastructure needs and believes it has the ability to serve its customers’ changing needs in a variety of ways. For customers that seek to manage their capital spending on energy infrastructure projects, Exterran offers its full project and operations services through its contract operations business. For customers that prefer to develop and acquire their own infrastructure assets, Exterran is able to sell equipment and facilities to support their operations and, following the sale of Exterran’s equipment, Exterran can also provide commissioning, startup, operations, maintenance, overhaul, upgrade and reconfiguration services through its after market services business. Furthermore, Exterran can combine its products into an integrated solution where it can design, engineer, procure and, in some cases, construct assets on-site for sale to Exterran customers. Because of the breadth of Exterran’s products and Exterran’s unique ability to deliver those products through its different commercial models, Exterran believes it is to provide the right solution that is most suitable to its customers in the markets in which they operate. Exterran believes this ability to provide its customers with a variety of products, solutions, and services provides it with more business opportunities, as it is able to adjust the products, solutions, and services Exterran provides to reflect its customers’ changing needs.

•

High-quality products, solutions, and services. Exterran has built a network of high-quality energy infrastructure assets that are strategically deployed across its global platform. Through Exterran’s history of operating a wide variety of products in many energy-producing markets around the world, it has developed the technical expertise and experience that Exterran believes is required to understand the needs of its customers and to meet those needs through a range of products, solutions, and services. These products, solutions, and services include highly customized compression, production, processing and treating solutions as well as standard products based on Exterran’s expertise, in support of a range of projects, from those requiring quick completion to those that may take several years to fully develop. Additionally, Exterran’s experience has enabled it to develop efficient systems and work processes and a skilled workforce that allow it to provide high-quality services. Exterran seeks to continually improve its products, solutions and services to enable it to provide its customers with high-quality, comprehensive oil and natural gas infrastructure support worldwide.

•

Cash flows from Exterran’s contract operations business are supported by long-term contracts. Exterran provides contract operations services to customers located in 12 countries. Within Exterran’s contract operations business, it seeks to enter into long-term contracts with a diverse collection of customers, including large integrated oil and natural gas companies and national energy companies. These contracts generally involve initial terms ranging from three to twelve years, and typically require Exterran customers to pay a monthly service fee even during periods of limited or disrupted oil or natural gas flows. Furthermore, Exterran’s customer base includes companies that are among the largest and most well-known companies within their respective regions and countries.

•

Experienced management team. Exterran has an experienced and skilled management team with a long track record of driving growth through organic expansion and selective acquisitions. The members of Exterran’s management team have strong relationships in the oil and gas industry and have operated through numerous commodity price cycles throughout Exterran’s areas of operations. Members of Exterran’s management team have spent a significant portion of their respective careers at highly regarded energy and manufacturing companies serving the upstream, midstream and downstream segments of the oil and natural gas market.

•

Well-balanced capital structure with sufficient liquidity. Exterran intends to maintain a capital structure with an appropriate amount of leverage and the financial flexibility to invest in its operations and pursue attractive growth opportunities which it believes will increase overall earnings and cash flow generated by its business. As of December 31, 2021, taking into account guarantees through outstanding letters of credit, Exterran had undrawn capacity of $372.8 million under its revolving credit facility, of which $160.4 million was available for additional borrowings as a result of a covenant restriction included in Exterran’s credit agreement. In addition, as of December 31, 2021, Exterran had $56.3 million of cash and cash equivalents on hand.

Exterran intends to continue to capitalize on its competitive strengths to meet its customers’ needs through the following key strategies:

•

Strategically grow Exterran’s business. Exterran’s primary strategic focus involves the targeted growth of its core business by expanding its product and services offerings and by leveraging its existing, proven portfolio of products, solutions, and services. Exterran intends to infuse new sustainable technology and innovation into its existing midstream products, solutions, and services while developing new product and service offerings in water treatment and integrated power generation. Additionally, Exterran’s strategic focus includes targeting development opportunities in the U.S. energy market and expansion into new international markets benefiting from the global energy infrastructure build-out. Exterran believes its diverse product and service portfolio allows it to readily respond to changes in industry and economic conditions and that its global footprint allows it to provide the prompt product availability its customers require. Exterran has the ability to undertake projects in new locations as needed to meet customer demand and to readily deploy its capital to construct new or supplemental projects that it can build, own, operate and maintain on behalf of its customers through its contract operations business. In addition, Exterran seeks to provide its customers with integrated energy infrastructure solutions by combining product and service offerings across its businesses. Exterran plans to supplement its organic growth with select acquisitions, partnerships and other commercial arrangements in key markets to further enhance its geographic reach, sustainable product offerings and other capabilities. Exterran believes these arrangements will allow it to generate incremental revenues from existing and new customers and increase market share.

•

Expand customer base and deepen relationships with existing customers. Exterran believes the unique, broad range of products, solutions, and services it offers, the quality of its products, solutions and services and its diverse geographic footprint positions it to attract new customers and cross-sell its products, solutions and services to existing customers. In addition, Exterran has a long history of providing its products, solutions and services to its customers which, coupled with the technical expertise of its experienced personnel, enables it to understand and meet its customers’ needs, particularly as those needs develop and change over time. Exterran intends to continue to devote significant business development resources to market its products, solutions and services, leverage existing relationships and expedite its growth potential. Additionally, Exterran seeks to evolve its products, solutions and services offerings by developing new technologies that will allow it to provide differentiated solutions to the critical midstream infrastructure needs of its customers.

•

Enhance Exterran’s safety performance. Exterran believes its safety performance and reputation help it to attract and retain customers and employees. Exterran has adopted rigorous processes and procedures to facilitate its compliance with safety regulations and policies on a global basis. Exterran works diligently to meet or exceed applicable safety regulations, and continues to focus on its safety as its business grows and operating conditions change.

•

Continue to optimize Exterran’s global platform, products, solutions, and services and enhance its profitability. Exterran regularly reviews and evaluates the quality of its operations, products, solutions, and services and portfolio of its product and service offerings. This evaluation process includes assessing the quality of Exterran’s performance and potential opportunities to create value for its customers. Exterran believes the development and introduction of new technology into its existing products, solutions, and services offerings will create more value for Exterran’s customers and Exterran in the market place, which Exterran believes will further differentiate it from its competitors. Additionally, Exterran believes its ongoing focus on improving the quality of its operations, products, solutions, and services results in greater satisfaction among its customers, which it believes results in greater profitability and value for Exterran Stockholders.

Seasonal Fluctuations

Exterran’s results of operations have not historically reflected material seasonal tendencies and Exterran does not believe that seasonal fluctuations will have a material impact on it in the foreseeable future.

Markets, Customers and Competition

Exterran’s global customer base consists primarily of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national energy companies, independent producers and natural gas processors, gatherers and pipeline operators.

During the year ended December 31, 2021, Pearl Petroleum Co. Ltd. (“Pearl Petroleum”) accounted for approximately 20% of Exterran’s total revenue and Petroleo Brasileiro, S.A (“Petrobras”) accounted for approximately 19% of Exterran’s total revenue. During the year ended December 31, 2020, Pearl Petroleum accounted for less than 10% of Exterran’s total revenue and Petrobras accounted for approximately 15% of Exterran’s total revenue. No other customer accounted for more than 10% of Exterran’s revenue in each of 2021 and 2020.

Exterran currently operates in approximately 25 countries. Exterran has manufacturing facilities in the U.S., Singapore and the United Arab Emirates and offices in most of the major oil and gas regions around the world. The markets in which Exterran operates are highly competitive. Overall, Exterran experiences considerable competition from companies that may be able to more quickly adapt to changes within Exterran’s industry and changes in economic conditions as a whole and to more readily take advantage of available opportunities. Exterran believes it is competitive with respect to price, equipment availability, customer service, flexibility in meeting customer needs, technical expertise, quality and reliability of Exterran’s compression, processing and treating equipment and related services. Exterran faces competition throughout Exterran’s businesses, with some companies competing with it in multiple business segments. In Exterran’s product sales business, it has different competitors in the standard and custom-engineered equipment sectors. Competitors in the standard equipment sector include several large companies and a large number of small, regional fabricators. Exterran’s competition in the custom-engineered sector consists mainly of larger companies with the ability to provide integrated projects and product support after the sale. Exterran expects to face increased competition as it seeks to diversify its customer base and increase utilization of its service offerings.

Sources and Availability of Raw Materials

Exterran manufactures natural gas compression, oil and natural gas processing and treating equipment and water treatment equipment to provide contract operations services and to sell to third parties from components which Exterran acquires from a wide range of suppliers. These components represent a significant portion of the cost of Exterran’s compression, processing and treating and water treatment equipment products. Increases in raw material costs cannot always be offset by increases in Exterran’s products’ sales prices. While many of Exterran’s materials and components are available from multiple suppliers at competitive prices, Exterran obtains some of the components, including compressors and engines, used in Exterran’s products from a limited group of suppliers. Exterran occasionally experiences long lead times for components, including compressors and engines, from Exterran’s suppliers and, therefore, Exterran may at times make purchases in anticipation of future orders.

Employees

As of December 31, 2021, Exterran had approximately 2,800 regular full-time employees, plus approximately 600 contractors. Approximately 300 of these regular full-time employees are in the U.S., while approximately 2,500 are in countries outside of the U.S. Exterran is a global company, serving the needs of all Exterran’s customers, in all the countries Exterran operates in.

Environmental, Social and Governance Policies

Exterran’s approach to corporate, social and environmental responsibility and sustainability revolves around maintaining an excellent safety performance, limiting Exterran’s environmental footprint, leveraging innovation to provide environmentally efficient solutions to Exterran’s customers and supporting Exterran’s employees and communities. By aligning its business strategy with its desire to support people, environment, customers and communities, Exterran can make a positive impact and create value for Exterran and its stakeholders.

In 2020, Exterran published its first annual sustainability report detailing its Environmental, Social and Governance (“ESG”) approach (the “Sustainability Report”). In 2021, in response to additional feedback received from the Exterran Stockholders and other stakeholders, Exterran published its second Sustainability Report. The 2021 Sustainability Report was prepared with improved quantitative measures and reporting and includes additional metrics relating to Exterran’s ESG approach. The full text of the 2020 and 2021 Sustainability Reports are available at:

•	2020: https://exterran.com/content/docs/Sustainability/Exterran_Sustainability_Report_2020.pdf

•	2021: https://exterran.com/content/docs/Sustainability/Exterran_Sustainability_Report_2021.pdf

The 2020 and 2021 Sustainability Reports and other information contained in, or that can be accessed through, Exterran’s website is not incorporated by reference in this Management Information Circular.

Exterran’s policies and procedures are designed around managing environmental aspects of its operations, as embodied in its One Exterran Management System (“OEMS”), Exterran’s internal integration of internationally recognized standards across all aspects of Exterran’s global operations, in alignment with Exterran’s overall strategy and reinforced through direct ties to Exterran’s incentive compensation structure. To support this and to achieve Exterran’s commitments, Exterran has established and implemented certain policies and procedures in respect of its ESG programs, including the Environmental Objectives and Local Tracking policy which includes the following ESG guidelines:

Environment

•

Environmental Objectives and Local Tracking — These are set per Exterran’s environmental policy after carefully analyzing site-specific environmental aspects and impacts and are tracked using site-specific environmental management plans.

•	Water Conservation and Waste Minimization Programs — All Exterran facilities monitor, record and implement water consumption and waste generation minimization programs.

•

Unplanned Event Reporting and Investigations — Exterran facilities report all undesired events resulting in negative consequences through a systematic notification process, classified per Occupational Safety and Health Administration guidelines and applicable local requirements for loss of primary containment, events reporting as per American Petroleum Institute and International Oil & Gas Produces Process Safety Events Reporting guidance. All reports are properly investigated and effective corrective actions are implemented.

•

Stop Work Authority — All employees, contractors and visitors are empowered with the full authority to stop any job or condition that appears to be unsafe without retribution, reprimand or disciplinary action.

•	Management of Change Process — This process addresses planned and unplanned changes to avoid negative effects on Exterran’s integrated management system outcomes.

•

Operational Risk Assessment and Job Hazard Analysis — These processes provide employees with a systematic, consistent means for identifying, analyzing and eliminating risk, ensuring Exterran is prepared and equipped to quantitatively estimate and reduce risks.

•

Operational and Procedural Audits — This program includes all the audits required to evaluate effectiveness and compliance with applicable quality and health, safety and environmental standards and regulations. At a minimum, Exterran considers the status, importance and criticality of processes, risks to the business and prior audit results.

•

Root Cause Analysis with associated Corrective Action Plans — Through this process, Exterran identifies the immediate, direct or fundamental source of an incident to determine and apply appropriate solutions to prevent future recurrence of similar incidents.

Health and Safety

•	Health and Safety processes implemented by Exterran within OEMS:

•	Occupational Health and Safety Objectives;

•	Operational Controls, Policies and Procedures;

•	Operational Risk Assessment and Job Hazard Analysis;

•	Stop Work Authority;

•	Management of Change;

•	Operational and Procedural Audits;

•	Management Reviews;

•	Unplanned Event Reporting and Investigations Root Cause Analysis and Actions; and

•	HSSE Alerts and Lessons Learned.

Exterran has also adopted a Code of Conduct (the “Code of Conduct”) which sets forth, among other things, Exterran’s standards for ethical and business conduct. The Code of Conduct is applicable to all employees, customers, and suppliers involved in Exterran’s business and operations. In particular, the Code of Conduct establishes the principles, guidelines, and standards concerning the supply of products and services used by Exterran, the human rights and anti-trafficking standards expected of employees, customers and suppliers of Exterran, and anti-bribery and anti-corruption standards applicable to employees and contractors.

Exterran is committed to minimizing the impact of its activities on the environment, including the sustainable use of resources. At Exterran, environmental sustainability means creating long-term value for customers and stakeholders by providing innovative critical midstream infrastructure solutions to customers worldwide in a manner that protects and preserves the environment. Exterran’s products and services allow customers to sustainably move, process and treat oil and natural gas, treat produced water, and convert on site excess gas to power for local use. With Exterran’s products, customers lower their environmental footprint by increasing their cleaner fuel sources and reducing flaring, facilities emissions and dependence on freshwater consumption for their operations.

Exterran’s global operations are certified to ISO 14001:2015 Environmental Management Standard and its facilities are audited by an independent third-party entity to verify Exterran’s compliance with this standard. Building on the ISO 14001 certification of its facilities worldwide, Exterran conserves resources, optimizes energy and water consumption, minimizes waste generation, promotes recycling, and minimizes harmful air emissions including greenhouse gases. To provide a good foundation for its sustainability initiatives, Exterran has chosen to support the United Nations Sustainable Development Goals. Exterran’s goals, including its short-term incentive goals, focus on obtaining objective environmental data to build a more quantifiable reduction in Exterran’s environmental footprint.

Bankruptcy, receivership or similar proceedings

There have been no bankruptcy, receivership or similar proceedings against Exterran or its Subsidiaries, or any voluntary bankruptcy, receivership or similar proceedings by Exterran or its Subsidiaries within the three most recently completed financial years or completed or proposed for the current financial year.

Material restructuring transactions

There have been no material restructuring transactions involving Exterran or any of its Subsidiaries within the three most recently completed financial years.

THREE-YEAR HISTORY AND RECENT DEVELOPMENTS

Recent Developments

Merger Agreement

On January 24, 2022, Exterran entered into the Merger Agreement with Enerflex and Merger Sub. The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of conditions set forth therein and in accordance with the DGCL, Merger Sub shall be merged with and into Exterran, resulting in Exterran continuing as the Surviving Corporation and as a wholly owned subsidiary of Enerflex. Under the Merger Agreement, at the Effective Time, each share of Exterran Common Stock that is outstanding immediately prior to the Effective Time, will be converted automatically into the right to receive 1.021 Enerflex Common Shares (subject to certain conditions set forth in the Merger Agreement). For more information about the Merger Agreement, see the section entitled “The Merger Agreement” and “Appendix B – Merger Agreement” in this Management Information Circular.

2021

In 2021, Exterran continued to work toward its strategy to be a company that leverages sustainable technology and operational excellence to provide complete systems and process solutions in energy and industrial applications.

In the first quarter of 2021, Exterran Water Solutions ULC, a wholly-owned Subsidiary of Exterran, was awarded a significant contract, worth approximately $200 million.

In the third quarter of 2021, Exterran was awarded a significant contract for its water business and signed $125 million of contract renewals in Latin America.

Aggregate booking activity levels for Exterran’s product sales segment in North America and international markets decreased in 2021, which was primarily driven by a large processing plant booking in the Middle East during the first quarter of 2020. Fluctuations in the size and timing of customers’ requests for bid proposals and awards of new contracts tend to create variability in booking activity levels from period to period.

Volatility in demand for energy and in commodity prices as well as an industry trend towards disciplined capital spending and improving returns have caused timing uncertainties in demand for Exterran’s products. Booking activity levels for Exterran’s product sales segment in North America during the year ended December 31, 2021 were $24.7 million, which represents an increase of 673% compared to the year ended December 31, 2020.

2020

Beginning in 2019 and throughout 2020, there was a shift in Exterran’s industry that was exacerbated by the COVID-19 pandemic. The industry experienced a structural change in the behavior of exploration and production producers and midstream providers, predominately in the U.S., but internationally as well, to change their focus from growth to one emphasizing cash flow and returns. This caused a significant reduction in Exterran’s capital spending plans in order to drive incremental cash flow and has put constraints on the amount of new projects that customers sanction. The COVID-19 pandemic created a demand shock to the system that further exacerbated the supply demand imbalance that was already taking place.

Longer-term fundamentals in Exterran’s international markets partially depend on international oil and gas infrastructure projects, many of which are based on the longer-term plans of Exterran’s customers that can be driven by their local market demand and local pricing for natural gas. As a result, Exterran believed that its international customers would make decisions based more on longer-term fundamentals that may be less tied to near term commodity prices than Exterran’s North American customers. Booking activity levels for Exterran’s manufactured products in international markets during the year ended December 31, 2020 were $453.3 million, which represents an increase of 177% compared to the year ended December 31, 2019.

Exterran took proactive steps earlier in the first quarter of 2020 to enable and verify the ability to ensure the safety of its employees while still carrying on the majority of business functions. These steps included:

•	establishing a daily global operating process to identify, monitor and discuss impacts to Exterran’s business whether originating from governmental actions or as a direct result of employee illness;

•	investing in additional information technology capabilities to enable employees to work remotely;

•	closing operations where and until assessments were completed to ensure Exterran could operate in a safe manner; and

•	re-establishing operations once safety mechanisms were in place. This included the acquisition of additional personal protective equipment and establishing screening and other workplace processes.

After determining that Exterran’s U.S. compression fabrication business was non-core to its strategy going forward and during the third quarter of 2020, Exterran entered into an agreement to sell the assets used to operate the business for an undisclosed amount. The sale closed on November 2, 2020.

2019

In 2019, volatility in commodity prices and an industry trend towards disciplined capital spending and improving returns caused timing uncertainties in demand. These uncertainties have caused delays in the timing of new equipment orders and lower bookings in Exterran’s product sales segment.

On February 20, 2019, the Exterran Board authorized a $100 million Exterran Common Stock repurchase program. The Exterran Common Stock repurchase program was authorized to last until February 2022. For more information see the section entitled “Share Repurchase Program” in the management’s discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2021 extracted from Exterran’s annual report on Form 10-K for the fiscal year ended December 31, 2021 and attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule C.

Longer-term fundamentals in Exterran’s international markets partially depend on international oil and gas infrastructure projects, many of which are based on the longer-term plans of Exterran’s customers that can be driven by their local market demand and local pricing for natural gas. As a result, Exterran believes its international customers make decisions based on longer-term fundamentals that may be less tied to near-term commodity prices than its North American customers.

In the third quarter of 2019, Exterran announced a cost reduction plan primarily focused on workforce reductions. The cost reduction plan was substantially completed in the first half of 2021. Exterran incurred restructuring and other charges associated with these activities of $0.2 million and $3.6 million for the years ended December 31, 2021 and 2020, respectively. These charges are reflected as restructuring and other charges in Exterran’s statements of operations and accrued liabilities on Exterran’s balance sheets.

DIVIDENDS OR DISTRIBUTIONS

Exterran has not declared or paid any dividends in the three most recently completed financial years or year to date in its current financial year and does not currently anticipate paying dividends in the future.

Exterran does not utilize a dividend or distribution policy for the declaration of dividends on Exterran Common Stock. Under the DGCL, Exterran Stockholders are entitled to receive dividends if, as and when declared by the Exterran Board. The Exterran Board may declare and pay a dividend to Exterran Stockholders out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation. A dividend may be paid in cash, in shares of Exterran Common Stock or in other property. Exterran’s current practice is to retain its future earnings to support the growth and development of the business rather than pay dividends. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to Exterran’s financial condition, earnings, capital requirements, financial covenants, applicable law and other factors the Exterran Board deems relevant.

Exterran is restricted from paying dividends (i) under the terms of its Amended Credit Agreement and related debt documentation, (ii) under the terms of the Merger Agreement, subject to the terms, exceptions and limitations of the Merger Agreement and (iii) pursuant to certain provisions of applicable law. See the section entitled “Merger Agreement” in this Management Information Circular for more information.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In accordance with the requirements of Form 41-101F1, the Management’s Discussion and Analysis of Exterran prepared in accordance with Item 303 of Regulation S-K under the 1934 Act for the years ended December 31, 2021 and December 31, 2020 is attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule C and the Management’s Discussion and Analysis of Exterran prepared in accordance with Item 303 of Regulation S-K under the 1934 Act for the three and six month period ended June 30, 2022 is attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule D.

OUTSTANDING SECURITIES DATA

Exterran Preferred Stock

Exterran is authorized to issue 50.0 million shares of preferred stock, $0.01 par value per share, none of which was outstanding as of June 30, 2022. The Exterran Board is authorized (without further resolution of stockholders) to issue up to 50 million shares of preferred stock in one or more series and to fix and determine the number of shares of preferred stock of any series, to determine the designation of any such series, and to determine the rights, preferences, privileges and restrictions granted to or imposed upon any such series. As of the date of this Management Information Circular, there are currently no shares of preferred stock outstanding.

Exterran Common Stock

Exterran is authorized to issue 250.0 million shares of Exterran Common Stock, $0.01 par value per share. On June 30, 2022 the following were issued and outstanding: (i) 38,086,576 shares of Exterran Common Stock, (ii) 4,771,565 shares of Exterran Common Stock issued and held in the treasury of Exterran, (iii) no shares of Exterran Common Stock reserved for issuance upon vesting of previously issued Exterran RSU Awards; (iv) 124,242 shares of Exterran Common Stock reserved for issuance upon the settling of any Exterran Phantom Units granted under Exterran’s 2020 Omnibus Incentive Plan; and (v) no shares of Exterran Common Stock reserved for issuance upon vesting of previously issued Exterran Performance Share Awards.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the share and loan capitalization of Exterran since June 30, 2022.

OPTIONS TO PURCHASE SECURITIES

As of September 8, 2022, 2022, Exterran does not have any options, warrants or similar securities outstanding.

PRIOR SALES

In the twelve month period prior to the date of this Management Information Circular, Exterran has not sold or issued any shares of Exterran Common Stock, preferred shares, or securities convertible into shares of Exterran Common Stock or preferred shares.

TRADING PRICE AND VOLUME

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate trading volume of the shares of Exterran Common Stock on the NYSE for the referenced periods.

Period	High ($)	Low ($)	Volume
2021

September	4.76	3.70	9,673,121
October	5.29	4.21	5,568,314
November	4.72	3.35	5,859,566
December	3.48	2.67	9,872,916
2022
January	5.48	2.96	78,357,390
February	6.17	5.37	10,009,654
March	6.74	5.64	8,295,674
April	7.70	6.14	5,055,576
May	6.86	5.57	4,573,202
June	6.53	4.17	5,279,333
July	4.36	3.27	4,235,129
August	5.13	3.69	3,801,627
September (1 - 8), 2022	5.00	4.50	375,730

PRINCIPAL SECURITYHOLDERS

Other than as set forth in the table below, as of the date of this Management Information Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, shares of Exterran Common Stock carrying 10% or more of the voting rights attached to shares of Exterran Common Stock.

Beneficial Owner	Exterran Common Stock	Percent of Class

Chai Trust	8,157,415	24.49%

DIRECTORS AND EXECUTIVE OFFICERS

Exterran Board

The following table contains information regarding each member of the Exterran Board. Each Member of the Exterran Board will hold office until the next annual meeting of the Exterran Stockholders.

Name and State and Country of Residence	Position or Office Held	Number and Percentage of shares of Exterran Common Stock Held	Principal occupation in past 5 years	Director Since	Committee Membership

William M. Goodyear(1) Illinois, U.S.	Director	177,591 (less than 1%)	Rush University Medical Center, an academic medical center located in Chicago: Vice Chairman and Trustee, 2019 - present Chairman and Trustee, 2013 - 2019	October 2015	Audit (Chair) Human Capital & Compensation

James C. Gouin(1) Ontario, Canada	Director	54,865 (less than 1%)	Vista Maria Chairman of the Board, 2017 - present Tower International, Inc. Chief Executive Officer and Director, 2017 - 2019 President, 2016 - 2019	November 2015	Audit Human Capital & Compensation

John P. Ryan(1) Texas, U.S.	Director	127,514 (less than 1%)	Independent Director 2017-2022	October 2015	Audit Human Capital & Compensation

Christopher T. Seaver(1) Alberta, Canada	Director	131,542 (less than 1%)	Independent Director 2017-2022	October 2015	Audit Human Capital & Compensation (Chair) Nominating, Governance & Sustainability

Hatem Soliman(1) Giza, Egypt	Director	45,680 (less than 1%)	Independent Director 2017-2022 Schlumberger Ltd. Senior Advisor to Global CEO, 2017 - 2018	April 2019	Audit Nominating, Governance & Sustainability

Mark R. Sotir Illinois, U.S.	Director (Executive Chair)	139,165 (less than 1%)	Exterran Corporation Director and Executive Chair of the Board, 2015 –present Equity Group Investments, a private investment firm President, 2019 - present Co-President, 2015 - 2019	October 2015	N/A

Name and State and Country of Residence	Position or Office Held	Number and Percentage of shares of Exterran Common Stock Held	Principal occupation in past 5 years	Director Since	Committee Membership

Andrew J. Way Texas, United States of America	Director and President, Chief Executive Officer	448,496 (1.3%)	Exterran Corporation President, Chief Executive Officer and Director, 2015 - present	October 2015	N/A

Ieda Gomes Yell(1) Isle of Man, British Isles	Director	73,849 (less than 1%)	Independent Director 2020-2022 Energix Strategy Ltd. Managing Director, 2011 - 2017	October 2015	Human Capital & Compensation Nominating, Governance & Sustainability (Chair)

Note:

(1)	Independent director.

One of the directors on the Exterran Board, representing 12.50% of the Exterran Board, is a woman. See “Corporate Governance - Diversity Policy for Director Candidates” below.

Executive Officers

The following table contains information regarding each executive officer of Exterran other than directors of Exterran.

Name and State and Country of Residence	Position or Office Held	Number and Percentage of shares of Exterran Common Stock Held	Principal occupation in past 5 years	Date of Initial Appointment

David A. Barta Texas, United States of America	Senior Vice President, Chief Financial Officer and Chief Accounting Officer	86,489 (less than 1%)	Exterran Corporation Senior Vice President, 2016 - present Chief Financial Officer, 2016 - present Chief Accounting Officer, 2019 - present	November 2016

Roger George Texas, United States	President of Water Solutions	45,905 (less than 1%)	Exterran Corporation President of Water Solutions, 2019 - present Senior Vice President, Global Engineering and Product Lines, 2016 - 2019	December 2016

None of Exterran’s executive officers are women. Although Exterran does not have any female executive officers at this time, Exterran continues to promote diversity in the workplace, including through its Global Equal Employment Opportunity Policy. While executive officers will continue to be recruited and promoted based on their qualifications, abilities and contributions, gender diversity is included in the list of contributions to be considered when selecting candidates.

As of the date hereof, the directors and officers of Exterran as a group, beneficially own or control, directly or indirectly, 1,332,634 (approximately 3.5%) of the issued and outstanding Exterran Common Stock.

Cease trade orders, bankruptcies, penalties or sanctions

As of the date of this Management Information Circular, no director or executive officer of Exterran is currently or has been within the 10 years of the date of this Management Information Circular a director, chief executive officer or chief financial officer of any company, that: (a) was subject to an order (including a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

As of the date of this Management Information Circular, no director or executive officer of Exterran, or a stockholder holding a sufficient number of securities of Exterran to materially affect the control of Exterran is currently or has been within 10 years of the date of this Management Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

Exterran is not aware of any existing or potential material conflicts of interest between Exterran or its Subsidiaries and a director or executive officer of Exterran.

EXECUTIVE COMPENSATION

Disclosure relating to Exterran’s executive compensation prepared in accordance with Item 402 “Executive Compensation” of Regulation S-K under the 1934 Act, Form 41-101F1 and Form 52-102F6 is attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule E.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Management Information Circular, none of the directors or executive officers of Exterran are indebted to Exterran or any of its Subsidiaries.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Exterran Audit Committee is set forth in Schedule G of this “Appendix E – Information Concerning Exterran Corporation”.

Composition of the Audit Committee

As at the date of this Management Information Circular, the Exterran Audit Committee is comprised of William M. Goodyear, James C. Gouin, John P. Ryan, Christopher T. Seaver, and Hatem Soliman, all of whom are considered by the Board of Directors to be financially literate and independent within the meaning of National Instrument 52-110 – Audit Committees. In addition, four members of the Exterran Audit Committee, William M. Goodyear, James C. Gouin, John P. Ryan, and Christopher T. Seaver, are considered “financial experts” within the meaning set forth by Glass Lewis (having experience as a certified public accountant, CFO or corporate controller of similar experience, or demonstrably meaningful experience overseeing such functions as senior executive officer).

Relevant Education and Experience of Audit Committee Members

In addition to each member’s general business experience, the education and experience of each Exterran Audit Committee member that is relevant to the performance of their responsibilities as an Exterran Audit Committee member is as follows:

Audit Committee Member	Relevant Education and Experience

William M. Goodyear

William M. Goodyear has served on the Exterran Board since 2015. In addition, Mr. Goodyear has extensive senior management experience in financial institutions. Mr. Goodyear served as the Chairman and Chief Executive Officer and President of Bank of America’s Global Private Bank between 1994-1999. Prior thereto, Mr. Goodyear served as Vice Chairman of the Board of Directors of Continental Bank between 1990-1994.

James C. Gouin

James C. Gouin has been a member of the Exterran Board since 2015. Mr. Gouin served as the Chief Executive Officer of Tower International, Inc. between 2017-2019 and, prior thereto, as Executive Vice President and Chief Financial Officer between 2007-2016. Prior to joining Tower International, Inc., Mr. Gouin served as the Vice President, Finance, Strategy and Business Development for Ford Motor Company.

Audit Committee Member	Relevant Education and Experience

John P. Ryan

John P. Ryan has extensive experience serving as a member of the board of directors for various corporations. Mr. Ryan has been a member of the Exterran Board since 2015. Prior thereto, Mr. Ryan served as the President and Chief Executive Officer for Dresser, Inc. between 2007-2011.

Christopher T. Seaver

Christopher T. Seaver has held various senior executive roles since 1993. During the same period, Mr. Seaver has served on the boards of several non-profit corporations. Between 1980-1985, Mr. Seaver practiced corporate and securities law at Paul, Hastings, Janofsky & Walker LLP.

Hatem Soliman	Hatem Soliman held several senior executive roles with Schlumberger Ltd. between 2000-2018. Mr. Soliman has been a member of the Exterran Board since 2019.

Pre-Approval Policies and Procedures

The Exterran Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by Exterran’s independent registered public accounting firm. This policy generally provides that Exterran will not engage its independent registered public accounting firm to render audit or non-audit services, and will not engage any other independent registered public accounting firm to render audit services, unless the service is specifically approved in advance by the Exterran Audit Committee.

The Exterran Audit Committee’s practice is to consider for approval, at its regularly scheduled meetings, all audit and non-audit services proposed to be provided by its independent registered public accounting firm. The independent auditor annually provides an engagement letter outlining the scope of services proposed to be performed during the fiscal year, including audit services and other permissible non-audit services (e.g. audit-related services, tax services, and all other services). For other permissible services not included in the engagement letter, management of Exterran will submit a description of the proposed service, including a budget estimate, to the Exterran Audit Committee for pre-approval.

In situations where a matter cannot wait until the next regularly scheduled Exterran Audit Committee meeting, the chair of the Exterran Audit Committee has been delegated authority to consider and, if appropriate, approve audit and non-audit services. Further, the Exterran Audit Committee has delegated authority to Exterran’s Chief Financial Officer and Chief Accounting Officer to approve certain audit and non-audit services aggregating less than $200,000 each quarter, subject to review and ratification by the Exterran Audit Committee at its next regularly scheduled meeting. Approval of services and related fees by the Exterran Audit Committee chair is reported to the full Exterran Audit Committee at the next regularly scheduled meeting. All services performed by Exterran’s independent registered public accounting firm in 2021 were approved by the Exterran Audit Committee, in accordance with these policies.

Remuneration of Auditors

The following table sets out the aggregate fees paid or accrued by Exterran and its Subsidiaries to the external auditors, PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2021 and December 31, 2020 (in $ thousands).

	2021	2020

Audit Fees(1)	$2,736	$2,895
Audit Related Fees(2)	-	$54
Tax Fees(3)	$27	$32
All other Fees(4)	$10	$3

Total fees	$2,773	$2,984

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of Exterran’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities and guidance to employees transferred internationally.

(4)	“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

Exterran’s Board of Directors

Exterran is committed to sound corporate governance policies and practices, designed and routinely assessed to enable Exterran to operate its business responsibly, compete more effectively, sustain Exterran’s success and build long-term shareholder value. Exterran is governed by the Exterran Board and its committees, who together provide oversight and guidance with respect to Exterran’s overall performance, strategic direction and key business objectives and risks. Directors discharge their responsibilities at Exterran Board and committee meetings, and through ongoing communication with each other and with management throughout the year. A copy of Exterran’s bylaws, which provide a description of the role and responsibilities of the Exterran Board, is attached as Schedule H to this “Appendix E – Information Concerning Exterran Corporation”.

Exterran’s Board Structure

Role of Lead Independent Director

Consistent with industry best practices and in accordance with Exterran’s Corporate Governance Principles, the Exterran Board has a Lead Independent Director to ensure that Exterran maintains a corporate governance structure with appropriate independence and balance. Mr. Goodyear presently serves as Lead Independent Director. The Lead Independent Director is elected by the independent directors, and presides at the executive sessions of the independent directors, which are held in conjunction with each regularly scheduled meeting of the Exterran Board. In addition, the Lead Independent Director:

•	presides at all Exterran Board meetings when the Executive Chair is not present, including executive sessions of the Exterran Board;

•

calls and presides at all executive sessions of independent directors, relaying feedback from these sessions to the Executive Chair and Chief Executive Officer (“CEO”), and implementing decisions made by independent directors;

•	approves Exterran Board meeting agendas and schedules to ensure sufficient time for discussion of agenda items;

•	serves as liaison between the Executive Chair and independent directors;

•	meets regularly with Exterran’s finance, compliance, legal and internal audit management and independent advisors;

•	advises on scope and timeliness of information to be provided by management to the Exterran Board; and

•

interviews all Exterran Board candidates, along with Exterran’s Nominating, Governance & Sustainability Committee Chair, and makes recommendations to the Nominating, Governance & Sustainability Committee and the Exterran Board.

Director Independence

Board Members

A majority of the members of the Exterran Board are independent. The Nominating, Governance & Sustainability Committee assesses director independence each year by considering all direct and indirect business relationships between Exterran and each director (including his or her immediate family), as well as relationships with other for-profit and not-for-profit entities and organizations and related party transactions, to determine whether any such relationship or transaction would prohibit a director from being independent under SEC rules, NYSE listing standards and Exterran’s Corporate Governance Principles.

Executive Session of the Independent Directors

The independent directors meet in executive session with the Lead Independent Director presiding (separate from management) at least four times a year. The executive sessions of the independent directors are held in conjunction with each regularly scheduled meeting of the Exterran Board, and any other meeting as determined by the Lead Independent Director. The independent directors met in executive session 16 times in 2021.

Exterran’s Board Committees

The Exterran Board has designated an Audit Committee, a Human Capital & Compensation Committee and a Nominating, Governance & Sustainability Committee to assist in the discharge of the Exterran Board’s responsibilities. The Exterran Board, the committees of the Exterran Board and the conduct of the chairpersons of the Exterran Board and each committee of the Exterran Board are governed by Exterran’s Code of Conduct, Exterran’s Corporate Governance Principles and the applicable committee charters, each of which are available to the public on Exterran’s website at www.exterran.com. The information contained on Exterran’s website is not incorporated by reference in, or in any way part of, this Management Information Circular.

Board Committee Responsibilities

The purpose and responsibilities of each committee of the Exterran Board are summarized below.

Audit Committee

•

Assists the Exterran Board in fulfilling its oversight of enterprise risk management, particularly with regard to financial risk exposures, and effectiveness of Exterran’s compliance programs and internal controls, including cybersecurity and certain environmental risks;

•

reviews and discusses with management, the independent auditors and the internal auditors, the integrity of Exterran’s accounting policies, internal controls, financial statements, financial reporting practices, and select financial matters covering Exterran’s financial structure, financial risk management and tax planning;

•	appoints Exterran’s independent auditors, monitors their independence and approves their compensation;

•	monitors the qualifications and performance of Exterran’s internal auditors and independent auditors;

•	maintains open and direct lines of communication with Exterran’s management, internal auditors, independent auditors, and global compliance organization;

•	monitors Exterran’s compliance with legal and regulatory requirements, including Exterran’s Code of Conduct and Ethics Helpline; and

•	reviews, and coordinates reviews by other Exterran Board committees of significant corporate risk exposures and steps management has taken to monitor, control and report such exposures.

Human Capital & Compensation Committee

•

Assists the Exterran Board in fulfilling its responsibilities relating to the fair and competitive compensation of Exterran’s executives and other key employees and its oversight of enterprise risk management, particularly risks in connection with Exterran’s compensation programs and practices, employee initiatives and development, and other human capital management matters;

•	oversees Exterran’s compensation philosophy and executive compensation policies, plans, programs and practices;

•	is composed of entirely independent directors;

•	reviews Exterran’s strategies, programs and initiatives, supporting processes for management succession planning and executive retention;

•	reviews Exterran’s strategies, programs and initiatives regarding diversity and inclusion;

•	approves and recommends to the Exterran Board annual performance goals and objectives relevant to the compensation of the CEO and annually evaluates the performance of the CEO in light of those goals;

•	reviews and determines total compensation for Exterran’s CEO and, in consultation with the CEO, Exterran’s other senior officers;

•	reviews strategies and initiatives relating to Exterran’s officers and employees, including leadership and talent development;

•	reviews annually the compensation paid to non-employee directors and makes recommendations to the Exterran Board for any adjustments; and

•	determines and approves stock ownership guidelines for directors and senior officers and monitors compliance with such guidelines.

Nominating, Governance & Sustainability Committee

•

Assists the Exterran Board in fulfilling its oversight of enterprise risk management, particularly risks in connection with Exterran’s ESG and sustainability policies and processes and composition of the Exterran Board;

•	oversees policies and programs relating to sustainability and certain ESG matters relevant to Exterran, including Exterran’s Sustainability Report;

•	oversees Exterran’s shareholder engagement efforts;

•	monitors compliance with, reviews, develops, and recommends changes to, Exterran’s governance framework, including the Exterran’s Corporate Governance Principles;

•	develops and recommends to the Exterran Board the director recruitment and selection process and director qualification standards;

•	oversees orientation and continuing education programs for directors;

•	evaluates, determines and recommends nominees for election as directors at the annual Exterran Stockholders’ meetings and to fill any vacancies on the Exterran Board;

•	reviews annually the composition, diversity and processes of the Exterran Board and its committees, and recommends committee assignments to the Exterran Board; and

•	evaluates annually the performance and effectiveness of the Exterran Board and committees.

Board Committee Membership

Members of each committee are recommended by the Nominating, Governance & Sustainability Committee, except for members of the Nominating, Governance & Sustainability Committee who are recommended by the Lead Independent Director. Committee members are elected by the Exterran Board at its first meeting following the annual meeting of Exterran Stockholders to serve for one-year terms. All of the current members of Exterran’s committees are independent. All members of each committee are composed entirely of independent directors. For an overview of the membership of each committee of the Exterran Board, see the section entitled “Directors and Executive Officers – Exterran Board” in this “Appendix E – Information Concerning Exterran Corporation”.

Director Attendance

Board and Committee Meetings

Exterran expects members of the Exterran Board to attend all Exterran Board meetings. The table below sets forth the number of meetings held by the Exterran Board and each of the committees of the Exterran Board in 2021 and the number of meetings attended by each director and committee member.

Director	Independent	Audit	Human Capital & Compensation	Nominating, Governance & Sustainability

William M. Goodyear	Lead Independent Director	Chair	✓

James C. Gouin	✓	✓	✓

John P. Ryan	✓	✓	✓

Christopher T. Seaver	✓	✓	Chair	✓

Hatem Soliman	✓	✓		✓

Mark R. Sotir

Andrew J. Way

Ieda Gomes Yell	✓		✓	Chair

Number of 2021 Meetings	16	5	6	5

Mark R. Sotir and Andrew J. Way are not independent directors by reason of being the Executive Chair and President and Chief Executive Officer of Exterran, respectively.

Selection of Director Candidates

The selection of qualified directors is fundamental to the Exterran Board’s successful oversight of Exterran’s strategy and enterprise risks. Therefore, it is critical to select candidates who bring diverse viewpoints and perspectives, and exhibit the range of skills, personal attributes and expertise sufficient to provide sound and prudent guidance with respect to Exterran’s strategic needs. Exterran’s priorities for recruiting new directors evolve over time based on Exterran’s strategic needs and current composition of the Exterran Board. Exterran’s Nominating, Governance & Sustainability Committee, charged with reviewing the composition of the Exterran Board, considers among other factors the criteria shown in the graphic below, as well as a candidate’s character, diversity, judgment, ethics, integrity and time commitment. In 2020, Exterran adopted the Rooney Rule to require each pool of qualified candidates from which Exterran Board nominees are chosen to include candidates who bring gender, racial and/or ethnic diversity if selected. See “Diversity Policy for Director Candidates” below.

The Nominating, Governance & Sustainability Committee screens and recommends candidates for nomination by the full Exterran Board. The Committee is assisted in its efforts by a recognized, qualified search firm and a Exterran Board search committee appointed by the Exterran Board, who assist in identifying and evaluating candidates that satisfy the Exterran Board’s criteria.

Periodically the Exterran Board engages an independent qualified firm to assist the Exterran Board in the evaluation of its current skills and needed competencies as Exterran grows its global presence in the energy and industrial services sectors. The members of the Exterran Board and its committees are regularly assessed with respect to their effectiveness and contribution. As Exterran’s business needs evolve, the Exterran Board will continue to consider the Exterran Board’s skill sets and needs and identify director candidates with desired additional capabilities and diversity.

Diversity Policy for Director Candidates

The Nominating, Governance & Sustainability Committee places great emphasis on diversity of personal and professional experiences, skills, nationality, gender, ethnicity, race, education and backgrounds, and actively considers diversity in the recruitment and nomination of directors. The Nominating, Governance & Sustainability Committee believes that judgment and perspectives offered by a diverse board of directors improves the quality of the Exterran Board’s decision-making and helps the Exterran Board respond more effectively to the needs of Exterran’s stakeholders, including its Exterran Stockholders, employees, customers and communities, enhancing Exterran’s business performance. Exterran does not have a formal written policy or target regarding the number of women on its board. Exterran utilizes the Rooney Rule, which it adopted in 2020, to assist in seeking diverse qualified candidates from which Exterran Board nominees are chosen. The Rooney Rule provides that, for every open board seat, female and minority candidates be included in the initial search pool of candidates.

Director Retirement Policy and Term Limits

To facilitate proactive Exterran Board succession planning and refreshment, Exterran’s Corporate Governance Principles provide for a mandatory retirement age of 75.

Director Orientation and Continuing Education

Upon joining the Exterran Board and as part of Exterran’s onboarding process, new directors participate in a detailed director orientation program that introduces them to Exterran. The Nominating, Governance & Sustainability Committee oversees Exterran’s program to onboard new directors, which includes a detailed review of Exterran’s information and materials, meetings with management and a tour of Exterran’s facilities. This orientation enables new directors to become familiar with Exterran’s business and strategic plans; significant financial matters; core values, including Exterran’s Code of Conduct, compliance programs and corporate governance practices; and other key policies and practices, including workplace safety, risk management, investor relations, human capital management and sustainability efforts.

Continuing education opportunities are provided to keep directors updated with information about Exterran’s sector, corporate governance and ESG related developments, critical strategic issues and evolving risks facing Exterran, and other matters relevant to Exterran Board service. To enhance the Exterran Board’s understanding of some of the unique issues affecting Exterran’s business, Exterran invites outside experts and its regional leaders to meet and discuss key topics with the Exterran Board. In addition, when pandemic related travel restrictions are eased, directors are invited to visit Exterran’s operating locations, tour Exterran’s facilities and interact directly with the personnel responsible for Exterran’s day-to-day operations, and to attend other key corporate and industry events to enhance their understanding of Exterran and its competitors. Directors also participate in the National Association of Corporate Directors (“NACD”) of which Exterran is a member, and are encouraged to attend, at Exterran’s expense, third-party director education programs sponsored by the NACD and other recognized organizations.

Corporate Governance Documents and Code of Conduct

Exterran’s Corporate Governance Principles, Code of Conduct, Certificate of Incorporation, Bylaws and Exterran Board committee charters form the framework of Exterran’s corporate governance. Exterran’s Code of Conduct is applicable to the Exterran Board, officers, employees and contractors, and a copy is provided to every employee and to Exterran’s contractors in local languages. Exterran’s Code of Conduct reflects Exterran’s beliefs, including Exterran’s beliefs in fundamental human rights, protecting the rights of minority groups and women, and fair wages for Exterran’s employees. Exterran’s employees are required regularly (at least annually) to receive training and certify that they have read, understand and will comply with Exterran’s Code of Conduct, and contractors are required to also agree in writing to comply with the Code of Conduct.

Exterran’s Ethics Helpline (the “Helpline”), proactively communicated to Exterran’s employees and administered by a third-party, is available in several languages and provides an anonymous grievance mechanism for Exterran’s employees to voice concerns or violations of Exterran’s Code of Conduct anonymously. The Helpline is monitored daily by Exterran’s compliance department, and all concerns received are recorded and addressed in accordance with a standard protocol. A Helpline summary together with key action items is provided to Exterran’s senior management and the Exterran Board on a regular basis. Additionally, Exterran has ongoing training programs for Exterran’s management and employees on ethics, anti-corruption, anti-bribery, human rights, workplace harassment, and other risks associated with Exterran’s business and operations. All of Exterran’s governance documents are available at www.exterran.com and in print to any shareholder who requests a copy from Exterran’s Corporate Secretary. The information contained on Exterran’s website is not incorporated by reference in, or in any way part of, this Management Information Circular.

Other Directorships

Other than as described below, no directors of Exterran are presently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction.

Director	Name of Reporting Issuer (or equivalent)	Stock Exchange (if applicable)

William M. Goodyear	Enova International, Inc.	NYSE

James C. Gouin	Algoma Steel, Inc.	NASDAQ

Christopher T. Seaver	Oil States International, Inc.	NYSE

	McCoy Global, Inc.	TSX

Hatem Soliman	ADES International Holding Ltd.	London Stock Exchange

	Rameda Pharmaceutical	The Egyptian Exchange

Ieda Gomes Yell	Saint-Gobain S.A.	Euronext Paris

Position Descriptions

The Exterran Board has not developed written position descriptions for the Chair of the Exterran Board or the chairs of each of the committees of the Exterran Board. Exterran’s Corporate Governance Principles, Code of Conduct, Certificate of Incorporation, Bylaws and Exterran Board committee charters form the framework of corporate governance at the Exterran Board and management levels. The roles and responsibilities of the Executive Chair of the Exterran Board, which are summarized below, are set forth in Exterran’s amended and restated bylaws which are available to the public on Exterran’s website at www.exterran.com. The information contained on Exterran’s website is not incorporated by reference in, or in any way part of, this Management Information Circular. The Exterran Board has not developed a written position description for the Chief Executive Officer. The Exterran Board delineates the role and responsibilities of the Chief Executive Officer through its direct and ongoing oversight and assessment of management’s development and execution of corporate strategy. The primary responsibilities of the Chief Executive Officer are to lead the general direction, development and management of the business and affairs of Exterran in accordance with the corporate strategy and objectives approved by the Exterran Board, including to develop and recommend to the Exterran Board a strategic direction for Exterran, and when approved, implement this direction, identify and communicate the primary risks of Exterran’s business to the Exterran Board, foster a culture that promotes ethical practices and individual integrity and, together with Exterran’s Chief Financial Officer, design and oversee the effectiveness of the integrity of the disclosure controls and procedures, internal controls over financial reporting and management systems of Exterran.

Role and Responsibilities of Executive Chair

Exterran’s amended and restated bylaws provide that the Exterran Board may elect a Chairman of the Exterran Board from among the members of the Exterran Board. The Exterran Board shall designate the Chairman as either a “non-executive” Chairman of the Board or, in accordance with Exterran’s amended and restated bylaws, an Executive Chairman of the Board. Except as otherwise set forth in Exterran’s amended and restated bylaws, the Chairman of the Board shall preside at all meetings of the Exterran Stockholders and the Exterran Board (or, in his or her absence or at his or her election, by any Vice Chairman of the Board, or in his, her or their absence, by the President, or in his or her absence by a chairperson chosen at the meeting); and shall have such other powers and duties as designated in Exterran’s amended and restated bylaws and as from time to time may be assigned to him or her by the Exterran Board.

The Exterran Board and Chief Executive Officer of Exterran have not developed a written position description for Exterran’s Chief Executive Officer. See “Corporate Governance – Exterran’s Board Structure – Exterran’s Board Committees” for a brief description of how the Exterran Board delineates the role and responsibilities of Exterran’s Chief Executive Officer.

RISK FACTORS

Risks Relating to Exterran Resulting from the Transaction

While the Transaction is pending, Exterran is subject to business uncertainties and contractual restrictions that could materially adversely affect Exterran’s operating results, financial position and/or cash flows or result in a loss of employees, suppliers, vendors or customers.

The Merger Agreement generally requires Exterran to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course prior to the earlier of the termination of the Merger Agreement and the Closing Date. In addition, the Merger Agreement includes a variety of specified restrictions on the conduct of Exterran’s business, which, in the event the Merger Agreement is not terminated earlier, expire on the Closing Date. Among other things and subject to the other terms of the Merger Agreement and certain other exceptions and limitations, Exterran may not, outside of the ordinary course of business, incur additional indebtedness, issue additional shares of Exterran’s Common Stock outside of its equity incentive plans, repurchase Exterran Common Stock, pay dividends, acquire assets, securities or property, dispose of businesses or assets, enter into certain material contracts or make certain additional capital expenditures. Exterran may find that these and other contractual restrictions in the Merger Agreement delay or prevent Exterran from making certain changes, or limit its ability to make certain changes, during such period, even if Exterran’s management believes that making certain changes may be advisable. The pendency of the Transaction may also divert management’s attention and Exterran’s resources from ongoing business and operations.

Exterran’s employees, suppliers, vendors or customers may experience uncertainties about the effects of the Transaction. It is possible that some employees, suppliers, vendors or customers and other parties with whom Exterran has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with Exterran as a result of the Transaction. Similarly, current and prospective employees may experience uncertainty about their future roles with Exterran following completion of the Transaction, which may materially and adversely affect Exterran’s ability to attract and retain key employees. If any of these effects were to occur, it could materially and adversely impact Exterran’s operating results, financial position, cash flows and/or stock price.

Failure to complete the Transactions contemplated by the Merger Agreement could negatively impact the price of Exterran Common Stock, and future business and financial results.

If the Transactions contemplated by the Merger Agreement are not completed for any reason, Exterran’s ongoing business may be materially and adversely affected and Exterran would be subject to a number of risks, including, but not limited to, the following:

•

Exterran may experience negative reactions from the financial markets, including negative impacts on trading prices of Exterran Common Stock, and from Exterran’s employees, suppliers, vendors, regulators or customers;

•

Exterran will be required to pay Enerflex a termination payment of $10.0 million, in consideration for the disposition by Enerflex of its contractual rights under the Merger Agreement, if the Merger Agreement is terminated in certain circumstances, including because the Exterran Board has changed its recommendation in favor of the Transaction or in certain circumstances where, after the date of the Merger Agreement, Exterran enters into an agreement providing for an Alternative Proposal (for these purposes, substituting in the definition of Alternative Proposal “50%” for “20%” and for “80%” in each place each such phrase appears, and we refer to such proposal, as a “qualifying transaction”) in respect of Exterran that is publicly proposed or publicly disclosed prior to, and not publicly withdrawn at least two Business Days prior to, the Exterran Stockholder Meeting following termination of the Merger Agreement;

•

the Merger Agreement places certain restrictions on the conduct of Exterran’s business, and such restrictions, the waiver of which is subject to the consent of Enerflex, may prevent Exterran from making certain material acquisitions, entering into or amending certain contracts, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Transaction or, with respect to certain actions, prior to the control date (as defined in the Merger Agreement), that Exterran would have made, taken or pursued if these restrictions were not in place; and

•

matters relating to the Transaction (including integration planning) will require substantial commitments of time and resources by Exterran’s management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Exterran as an independent company.

In addition, Exterran could be subject to litigation related to any failure to complete the Transaction or related to any proceeding to specifically enforce Exterran’s performance obligations under the Merger Agreement.

If any of these risks materialize, they may materially and adversely affect Exterran’s business, financial condition, financial results and stock prices.

Other risks set forth under the heading “Risks Related to the Transaction” in this Management Information Circular.

For a more detailed discussion of the material risk factors related to the Merger Agreement and the Transaction, see the section entitled “Risks Related to the Transaction” in this Management Information Circular.

Risks Related to Exterran’s Business

A former employee of Exterran has been preliminarily awarded a substantial sum for back pay that would be material to Exterran if it is unable to successfully appeal or settle the claim.

On February 24, 2022, the Local Labor Board of the State of Tabasco in Mexico awarded a former employee of one of Exterran’s subsidiaries approximately $120 million in connection with a dispute relating to the employee’s severance pay following termination of his employment. See “Legal Proceedings and Regulatory Actions” in this “Appendix E – Information Concerning Exterran Corporation” and “Note 15 - Commitments and Contingencies-Litigation and Claims” in Exterran’s quarterly financial statements attached as Schedule B to this “Appendix E – Information Concerning Exterran Corporation”. Exterran believes that although it may incur some loss with respect to such matter, the ultimate resolution of this matter will not be material to Exterran. See “Background of the Transaction – Recommendation of the Enerflex Board”.

Natural disasters, public health crises, including the COVID-19 pandemic, and other catastrophic events outside of Exterran’s control may adversely affect its business or the business of third parties on which it depends.

In March 2020, the World Health Organization declared the outbreak of COVID-19 pandemic. The COVID-19 pandemic and aggressive actions taken in response to it have negatively impacted the global economy, disrupted global supply chains and financial markets, and created significant volatility and disruption across most industries, including Exterran’s. In response to the pandemic, governmental authorities mandated shutdowns, travel restrictions, social distancing requirements, stay at home orders and advisories, and other restrictions. Some (but not all) of these restrictions have been gradually relaxed and subsequently re-imposed and relaxed again as various areas have experienced resurgences and declines of COVID-19 cases; areas in the future may re-impose additional restrictions.

The extent to which the COVID-19 pandemic will continue to impact Exterran’s business, operations and financial results will depend on numerous evolving factors that Exterran may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic, including the effectiveness and availability of vaccines and other treatments; the impact of the pandemic on economic activity and actions taken in response; the effect on Exterran’s customers and customer demand for Exterran’s products, solutions, and services; its ability to sell and provide its products, solutions, and services, including as a result of supplier disruptions, travel restrictions, economic shutdowns, and people working from home; the ability of its customers to pay for its products, solutions, and services; any closures of it and its customers’ offices and facilities; and the availability and effectiveness of vaccines or other treatment for this particular coronavirus.

Exterran is following local governmental guidance for viral spread mitigation, including having many of its employees who would traditionally work in an office work from home, and have put in place additional health and safety measures to protect Exterran’s employees, its customers and other parties who are working at its operating sites. While some Exterran employees can work remotely, many of its projects require its employees to travel to operating sites. The ability of Exterran’s employees and its suppliers’ and customers’ employees to work may be significantly impacted by individuals contracting or being exposed to COVID-19, or by their inability to travel as a result of the mitigation measures noted above.

Many countries significantly shut down their economies to mitigate the spreading of the virus, thus impacting consumer spending and reducing demand for oil and natural gas. Although economies are making progress in reopening, any full or partial future shutdowns imposed in an attempt to gain further control over the spread of the virus could directly or indirectly impact the demand for and pricing of Exterran’s products, solutions and services and negatively impact its operating results especially if there are returns to shutdowns in the future. Future deterioration in economic conditions, as a result of the COVID-19 pandemic or otherwise, could lead to a prolonged decline in demand for Exterran’s products, solutions and services and negatively impact its business.

Low oil and natural gas prices could depress or reduce demand or pricing for Exterran’s natural gas compression and oil and natural gas processing and treating equipment and services and, as a result, adversely affect its business.

Exterran’s results of operations depend upon the level of activity in the global energy market, including oil and natural gas development, production, processing and transportation. Oil and natural gas exploration and development activity and the number of well completions typically decline when there is a sustained reduction in oil or natural gas prices or significant instability in energy markets. Even the perception of longer-term lower oil or natural gas prices by oil and natural gas exploration, development and production companies can result in their decision to cancel, reduce or postpone major expenditures or to reduce or shut in well production.

Oil and natural gas prices and the level of drilling and exploration activity can be volatile. In periods of volatile commodity prices, the timing of any change in activity levels by Exterran’s customers is difficult to predict. As a result, Exterran’s ability to project the anticipated activity level for its business, and particularly its product sales segment may be limited.

During periods of lower oil or natural gas prices, Exterran’s customers typically decrease their capital expenditures, which generally results in lower activity levels. A reduction in demand for its products, solutions and services could force Exterran to reduce its pricing substantially, which could have a Material adverse effect on its business, financial condition, results of operations and cash flows.

In addition, customer cash flows and returns on capital drive customer investment priorities. Industry observers believe shareholders are encouraging management teams of energy companies to focus operational and compensation strategies on returns and free cash flow generation rather than solely on growth. To accomplish these strategies, energy companies may need to better prioritize or reduce capital spending, which could impact resource allocation and production, ultimately constraining the amount of new projects by Exterran’s customers.

If Exterran’s customers seek to preserve capital by canceling contracts, canceling or delaying scheduled maintenance of their existing natural gas compression and oil and natural gas processing and treating equipment, cease commitments for new contract operations services contracts or new compression, oil and natural gas processing and treating equipment or new water treatment equipment, or cancel or delay orders with Exterran, the demand for its products, solutions and services could be materially and adversely affected. Such a drop in demand could have a Material adverse effect on Exterran’s business, financial condition, results of operations and cash flows.

The erosion of the financial condition of Exterran’s customers could adversely affect its business.

Many of Exterran’s customers finance their exploration and development activities through cash flows from operations, the incurrence of debt or the issuance of equity. During times when the oil or natural gas markets weaken, Exterran’s customers are more likely to experience a downturn in their financial condition. A reduction in borrowing bases under reserve-based credit facilities, the lack of availability of debt or equity financing, or other factors that negatively impact Exterran’s customers’ financial condition could result in Exterran’s customers seeking to preserve capital by reducing prices under existing contracts, cancelling contracts with Exterran, determining not to renew contracts with Exterran, cancelling or delaying scheduled maintenance of their existing natural gas compression and oil and natural gas processing and treating equipment or water treatment, determining not to enter into contract operations agreements or not to purchase new compression, oil and natural gas processing and treating equipment or water treatment equipment, or determining to cancel or delay orders for Exterran’s products, solutions and services. Any such action by Exterran’s customers would reduce demand for its products, solutions and services which could adversely affect its business, financial condition, results of operations and cash flows. In addition, in the event of the financial failure of a customer, Exterran could experience a loss on all or a portion of its outstanding accounts receivable associated with that customer as well as all future expected amounts under its contracts with that customer.

Failure to timely and cost-effectively execute on larger projects could adversely affect Exterran’s business.

Some of Exterran’s projects have a relatively larger size and scope than the majority of its projects, which can translate into more technically challenging conditions or performance specifications for its products, solutions and services. Contracts with Exterran’s customers for these projects typically specify delivery dates, performance criteria and penalties for its failure to perform. Any failure to estimate the cost of and execute these larger projects in a timely and cost effective manner could have a Material adverse effect on Exterran’s business, financial condition, results of operations and cash flows.

Exterran may incur losses on fixed-price contracts, which constitute a significant portion of its business.

In connection with projects and services performed under fixed-price contracts, Exterran generally bears the risk of cost over-runs, operating cost inflation, labor availability and productivity, and supplier and subcontractor pricing and performance, unless additional costs result from customer-requested change orders. Under both its fixed-price contracts and its cost-reimbursable contracts, Exterran may rely on third parties for many support services, and it could be subject to liability for their failures. Any failure to accurately estimate Exterran’s costs and the time required for a fixed-price project at the time it enters into a contract could have a Material adverse effect on its business, financial condition, results of operations and cash flows.

Exterran’s operations in international markets are subject to many risks.

The majority of Exterran’s contract operations and aftermarket services businesses, and a portion of its product sales business, are conducted in countries outside the U.S. Exterran currently operates in approximately 25 countries. With respect to any particular country in which Exterran operates, the risks inherent in its activities may include the following, any of which could have a Material adverse effect on its business, financial condition, results of operations and cash flows:

•	difficulties in managing international operations, including its ability to timely and cost effectively execute projects;

•	unexpected changes in regulatory requirements, laws or policies by foreign agencies or governments;

•	work stoppages;

•	inability to train and retain qualified personnel in international markets;

•	the burden of complying with multiple and potentially conflicting laws and regulations;

•	tariffs and other trade barriers;

•

actions by governments or national oil companies that result in the nullification or renegotiation on less than favorable terms of existing contracts, or otherwise result in the deprivation of contractual rights, and other difficulties in enforcing contractual obligations;

•

governmental actions that (i) result in restricting the movement of property or that impede Exterran’s ability to import or export parts or equipment, (ii) require a certain percentage of equipment to contain local or domestic content, or (iii) require certain local or domestic ownership, control or employee ratios in order to do business in or obtain special incentives or treatment in certain jurisdictions;

•	potentially longer payment cycles;

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changes in political and economic conditions in the countries in which Exterran operates, including general political unrest, the imposition of sanctions on countries in which it operates or on customers which it services, the nationalization of energy related assets, civil uprisings, community protests, blockades, riots, kidnappings, violence associated with drug cartels and terrorist acts;

•	adverse fines or sanctions from regulatory bodies, legal judgments or settlements;

•	potentially adverse tax consequences or tax law changes;

•	currency controls, fluctuations in currency exchange rates and restrictions on repatriation of earnings;

•	expropriation, confiscation or nationalization of property without fair compensation;

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the risk that Exterran’s international customers may have reduced access to credit because of higher interest rates, reduced bank lending or a deterioration in Exterran’s customers’ or lenders’ financial condition;

•	complications associated with installing, operating and repairing equipment in remote locations;

•	limitations on insurance coverage;

•	inflation;

•	the geographic, time zone, language and cultural differences among personnel in different areas of the world; and

•	difficulties in establishing new international offices and the risks inherent in establishing new relationships in foreign countries.

In addition, Exterran may expand its business in international markets where it has not previously conducted business. The risks inherent in establishing new business ventures, especially in international markets where local customs, laws and business procedures present special challenges, may affect Exterran’s ability to be successful in these ventures or avoid losses that could have a Material adverse effect on its business, financial condition, results of operations and cash flows.

Uncertain geopolitical conditions could adversely affect Exterran’s results of operations.

Uncertain geopolitical conditions, including the ongoing invasion of Ukraine, sanctions, and other potential impacts on this region’s economic environment and currencies, may cause demand for Exterran’s products and services to be volatile, cause abrupt changes in its customers’ buying patterns, interrupt its ability to supply products to this or other regions or limit customers’ access to financial resources and ability to satisfy obligations to Exterran.

Exterran’s operations in international markets are subject to many risks. Its contract operations segment is dependent on companies that are controlled by the government in which it operates.

The countries with Exterran’s largest contract operations businesses include Argentina, Brazil and Oman. Exterran generates a significant portion of its revenue in these countries from national oil companies, including Yacimientos Petroliferos Fiscales in Argentina, Petrobras in Brazil and Petroleum Development Oman in Oman. Contracts with national oil companies may expose Exterran to greater commercial, political and operational risks than it assumes in other contracts. Exterran’s ability to resolve disputes or enforce contractual provisions may be negatively impacted by the significant bargaining leverage that national oil companies have over it. If Exterran’s national oil company customers cancel some of its contracts and it is unable to secure new contracts on a timely basis and on substantially similar terms, or if a number of its contracts are renegotiated, it could adversely affect Exterran’s business, financial position, results of operations or cash flows.

Exterran is exposed to exchange rate fluctuations in the international markets in which it operates.

Exterran operates in many international countries and anticipate that there will be instances in which costs and revenues will not be exactly matched with respect to currency denomination. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in currencies other than Exterran’s Subsidiaries’ functional currency are included in Exterran’s statements of operations. In addition, currency fluctuations cause the U.S. dollar value of Exterran’s international results of operations and net assets to vary with exchange rate fluctuations. A decrease in the value of any of these currencies relative to the U.S. dollar could have a negative impact on Exterran’s business, financial condition, results of operations or cash flows. As Exterran expands geographically, it may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. In the future, Exterran may utilize derivative instruments to manage the risk of fluctuations in foreign currency exchange rates that could potentially impact its future earnings and forecasted cash flows. However, the markets in which Exterran operates could restrict the removal or conversion of the local or foreign currency, resulting in its inability to hedge against some or all of these risks and/or increase its cost of conversion of local currency to U.S. dollar.

The termination of or any price reductions under certain of Exterran’s contract operations services contracts could have a material impact on its business.

The termination of a contract or a demand by Exterran’s customers to reduce prices for its contract operations services contracts may lead to a reduction in its revenues and net income, which could have a material adverse effect upon its business, financial condition, results of operations and cash flows. In addition, Exterran may be unable to renew, or enter into new, contracts with customers on favorable commercial terms, if at all. To the extent Exterran is unable to renew its existing contracts or enter into new contracts on terms that are favorable to it or to successfully manage its overall contract mix over time, its business, results of operations and cash flows may be adversely impacted.

Exterran’s backlog may be subject to unexpected adjustments and cancellations.

The expected future revenues reflected in Exterran’s backlog may not be realized or may not result in profits if realized. Due to potential project cancellations or changes in project scope and schedule, Exterran cannot predict with certainty when or if backlog will be performed. In addition, even when a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed to Exterran or poor project performance could increase the cost associated with a project. Delays, suspensions, cancellations, payment defaults, scope changes and poor project execution could materially reduce or eliminate revenues or profits that it actually realizes from projects in backlog. Exterran may be at greater risk of delays, suspensions and cancellations during periods of low oil and natural gas prices.

Reductions in Exterran’s backlog due to cancellation or modification by a customer or for other reasons may adversely affect, potentially to a material extent, the revenues and earnings it actually receives from contracts included in its backlog. Contracts in Exterran’s backlog provide for cancellation fees in the event customers cancel projects. These cancellation fees usually provide for reimbursement of Exterran’s out-of-pocket costs, revenues for work performed prior to cancellation and a varying percentage of the profits it would have realized had the contract been completed. However, Exterran may not have a contractual right upon cancellation to the total revenue reflected in its backlog. Projects may remain in Exterran’s backlog for extended periods of time. If Exterran experiences significant project terminations, suspensions or scope adjustments to contracts reflected in its backlog, its financial condition, results of operations and cash flows may be adversely impacted.

From time to time, Exterran is subject to various claims, litigation and other proceedings that could ultimately be resolved against it, requiring material future cash payments or charges, which could impair its financial condition or results of operations.

The size, nature and complexity of Exterran’s business make it susceptible to various claims, both in litigation and binding arbitration proceedings. Exterran is currently, and may in the future become, subject to various claims, which, if not resolved within amounts it has accrued, could have a Material adverse effect on its financial position, results of operations or cash flows. Similarly, any claims, even if fully indemnified or insured, could negatively impact Exterran’s reputation among its customers and the public, and make it more difficult for Exterran to compete effectively or obtain adequate insurance in the future.

Exterran also may be adversely affected by the outcome of pending or threatened litigation, especially in countries outside the U.S. in which very large and unpredictable damage awards may occur; by government enforcement proceedings alleging non-compliance with applicable laws or regulations; or by state and foreign government actors as well as private plaintiffs acting in parallel that attempt to use the legal system to promote public policy agendas, gain political notoriety, or obtain monetary awards from Exterran.

Exterran depends on particular suppliers and may be vulnerable to product shortages and price increases.

Some of the components used in Exterran’s products are obtained from a single source or a limited group of suppliers. Exterran’s reliance on these suppliers involves several risks, including price increases, product quality and a potential inability to obtain an adequate supply of required components in a timely manner. Additionally, Exterran occasionally experiences long lead times from its sources for major components and may at times make purchases in anticipation of future business. Exterran does not have long-term contracts with some of these sources, and the partial or complete loss of certain of these sources could have a negative impact on Exterran’s results of operations and could damage its customer relationships. Further, a significant increase in the price of one or more of these components could negatively impact on Exterran’s results of operations.

Exterran faces significant competitive pressures that may cause it to lose market share and harm its financial performance.

Exterran’s businesses face intense competition and have low barriers to entry. Its competitors may be able to adapt more quickly to technological changes within its industry, changes in economic and market conditions or more readily take advantage of acquisitions and other opportunities. Its ability to renew or replace existing contract operations services contracts with its customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of its competitors. If its competitors substantially increase the resources they devote to the development and marketing of competitive products, equipment or services or substantially decrease the price at which they offer their products, equipment or services, Exterran may not be able to compete effectively.

In addition, Exterran could face significant competition from new entrants into the markets it serves. Some of its existing competitors or new entrants may expand or develop new processing, treating and compression equipment that would create additional competition for the products, equipment or services it provides to its customers.

Exterran’s ability to manage and grow its business effectively may be adversely affected if it loses management or operational personnel.

Exterran believes that its ability to hire, train and retain qualified personnel will continue to be challenging and important. The supply of experienced operational and field personnel, in particular, decreases as other energy and manufacturing companies’ needs for the same personnel increase. Exterran’s ability to grow and to continue its current level of service to its customers will be adversely impacted if it is unable to successfully hire, train and retain these important personnel.

Exterran employees work on projects that are inherently dangerous. If it fails to maintain safe work sites, it can be exposed to significant financial losses and reputational harm.

Safety is a leading focus of Exterran’s business, and its safety record is critical to its reputation and is of paramount importance to its employees, customers and Exterran Stockholders. However, it often works on large-scale and complex projects which can place its employees and others near large mechanized equipment, moving vehicles, dangerous processes and in challenging environments. Although it has a functional group whose primary purpose is to implement effective quality, health, safety, environmental and security procedures throughout its company, Exterran’s safety procedures may fail to be effective and its employees and others may become injured, disabled or lose their lives. As a result, Exterran’s projects may be delayed or it may be exposed to litigation or investigations.

Unsafe conditions at project work sites also have the potential to increase employee turnover, increase project costs and raise Exterran’s operating costs. Additionally, many of Exterran’s customers require that it meet certain safety criteria to be eligible to bid for contracts and its failure to maintain adequate safety standards could result in reduced profitability, lost project awards or loss of customers. Any of the foregoing could result in financial losses or reputational harm, which could have a material adverse impact on Exterran’s business, financial condition and results of operations.

Exterran’s operations entail inherent risks that may result in substantial liability. Exterran does not insure against all potential losses and could be seriously harmed by unexpected liabilities.

Exterran’s operations entail inherent risks, including equipment defects, malfunctions and failures, environmental discharges and natural disasters, which could result in uncontrollable flows of natural gas or well fluids, fires and explosions. These risks may expose Exterran, as an equipment operator and developer, to liability for personal injury, wrongful death, property damage, pollution or other environmental damage. The insurance Exterran carries against many of these risks may not be adequate to cover its claims or losses. In addition, Exterran is substantially self-insured for workers’ compensation, employer’s liability, property, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles it absorbs under its insurance arrangements for these risks. Further, insurance covering the risks Exterran expects to face or in the amounts it desires may not be available in the future or, if available, the premiums may not be commercially justifiable. If Exterran were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if Exterran were to incur liability at a time when it is not able to obtain liability insurance on commercially reasonable terms or at all, its business, financial condition and results of operations could be negatively impacted.

Exterran may be subject to risks arising from changes in technology.

The supply chains in which Exterran operates are subject to technological changes and changes in customer requirements. Exterran may not successfully develop or implement new or modified types of products or technologies that may be required by its customers in the future. Further, the development of new technologies by competitors could reduce demand for Exterran’s products and affect its financial performance. Should Exterran not be able to maintain or enhance the competitive values of its products or develop and introduce new products or technologies successfully, or if new products or technologies fail to generate sufficient revenues to offset research and development costs, Exterran’s business, financial condition and operating results could be materially adversely affected.

Exterran’s information technology infrastructure could be subject to service interruptions, data corruption, cyber-based attacks or network security breaches, which could result in the disruption of operations or the loss of data confidentiality.

Exterran relies on information technology networks and systems, including the internet and third-party service providers, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including procurement, manufacturing, distribution, invoicing, collection, communication with Exterran’s employees, customers, suppliers, dealers and suppliers, business acquisitions and other corporate transactions, compliance with regulatory, legal and tax requirements, and research and development. These information technology networks and systems may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, undetected errors or computer viruses. While Exterran has business continuity plans and other safeguards in place, if these information technology systems suffer severe damage, disruption or shutdown and business continuity plans do not effectively resolve the issues in a timely manner, Exterran’s business, financial condition, results of operations, and liquidity could be materially adversely affected. Further, Exterran cannot ensure it has insurance coverages to cover these issues.

In addition, information technology security threats and sophisticated cyber-based attacks, including, but not limited to, denial-of-service attacks, hacking, worms, “phishing” attacks, computer viruses, ransomware, malware, employee or insider error, malfeasance, social engineering, or physical breaches, may cause deliberate or unintentional damage, destruction or misuse, manipulation, denial of access to or disclosure of confidential or important information by Exterran’s employees, suppliers or third-party service providers. Additionally, advanced persistent attempts to gain unauthorized access to Exterran’s systems and those of third-party service providers it relies on are increasing in sophistication and frequency. Exterran has experienced attacks on its information technology systems and networks, and it expects to continue to confront attempts by hackers and other third parties to disrupt or gain unauthorized access to Exterran’s information technology systems and networks. These attacks to date have not resulted in unauthorized access to confidential information regarding Exterran’s customers, suppliers or employees and have not had a material impact on its business. However, Exterran could in the future experience attacks that materially disrupt its business or result in access to such confidential information about its customers, suppliers and employees or material information about its operations that could have a Material adverse effect on its business, financial condition, results of operations or liquidity.

Exterran is continuously developing and enhancing its controls, processes, and practices designed to protect its systems, computers, software, data, and networks from attack, damage, or unauthorized access. This continued development and enhancement will require Exterran to expend additional resources, including to investigate and remediate any information security vulnerabilities that may be detected. Despite Exterran’s ongoing investments in security resources, talent, and business practices, it is unable to assure that these enhanced security measures will be effective.

Exterran can provide no assurance that its efforts to actively manage technology risks potentially affecting its systems and networks will be successful in eliminating or mitigating risks to its systems, networks and data or in effectively resolving such risks when they materialize. A failure of or breach in information technology security of Exterran’s own systems, or those of its third-party suppliers, could expose it and its employees, customers, dealers and suppliers to risks of misuse of information or systems, the compromise of confidential information, manipulation and destruction of data, defective products, production downtimes and operations disruptions. Any of these events in turn could adversely affect Exterran’s reputation, competitive position, including loss of customers and revenue, business, results of operations and liquidity. In addition, such breaches in security could result in litigation, regulatory action and potential liability, as well as the costs and operational consequences of implementing further data protection measures.

To conduct its operations, Exterran regularly moves data across national and state borders, and consequently it is subject to a variety of continuously evolving and developing laws and regulations in the U.S. and abroad regarding privacy, data protection and data security. The scope of the laws that may be applicable to Exterran is often uncertain and may be conflicting, particularly with respect to foreign laws. For example, the European Union’s General Data Protection Regulation, which greatly increases the jurisdictional reach of E.U. law and adds a broad array of requirements for handling personal data, including the public disclosure of significant data breaches, became effective in May 2018. Other countries have enacted or are enacting data localization laws that require data to stay within their borders and various states are enacting additional data laws that may impact Exterran. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time.

Exterran is subject to a variety of governmental regulations; failure to comply with these regulations may result in administrative, civil and criminal enforcement measures and changes in these regulations could increase its costs or liabilities.

Exterran is subject to a variety of U.S. federal, state, local and international laws and regulations relating to, for example, export controls, currency exchange, labor and employment and taxation. Many of these laws and regulations are complex, change frequently, are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. From time to time, as part of Exterran’s operations, Exterran may be subject to compliance audits by regulatory authorities in the various countries in which it operates. Exterran’s failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance, any of which may have a negative impact on its financial condition, profitability and results of operations.

Exterran’s international operations requires it to comply with U.S. and international laws and regulations, including those involving anti-bribery and anti-corruption. For example, the U.S. Foreign Corrupt Practices Act and similar laws and regulations prohibit improper payments to foreign officials for the purpose of obtaining or retaining business or gaining any business advantage.

Exterran operates in many parts of the world that experience high levels of corruption, and its business brings it in frequent contact with foreign officials. Exterran’s compliance policies and programs mandate compliance with all applicable anti-corruption laws but may not be completely effective in ensuring its compliance. Its training and compliance program and its internal control policies and procedures may not always protect it from violations committed by its employees or agents. If Exterran undergoes an investigation of potential violations of anti-corruption laws or if it fail to comply with these laws, it may incur significant legal expenses or be subject to criminal and civil penalties and other sanctions and remedial measures, which could have a material adverse impact on its reputation, business, financial condition, results of operations and liquidity.

Exterran also is subject to other laws and regulations governing its operations, including regulations administered by the U.S. Department of Treasury’s Office of Foreign Asset Control and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons and customs requirements. Trade control laws are complex and constantly changing. Exterran’s compliance policies and programs increase its cost of doing business and may not work effectively to ensure its compliance with trade control laws. If Exterran undergoes an investigation of potential violations of trade control laws by U.S. or foreign authorities or if it fails to comply with these laws, it may incur significant legal expenses or be subject to criminal and civil penalties and other sanctions and remedial measures, which could have a material adverse impact on its reputation, business, financial condition and results of operations.

Tax legislation and administrative initiatives or challenges to Exterran’s tax positions could adversely affect its results of operations and financial condition.

Exterran operates in locations throughout the U.S. and internationally and, as a result, it is subject to the tax laws and regulations of U.S. federal, state, local and foreign governments. From time to time, various legislative or administrative initiatives may be proposed that could adversely affect its tax positions. In addition, U.S. federal, state, local and foreign tax laws and regulations are extremely complex and subject to varying interpretations. Moreover, economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes favorably more difficult. There can be no assurance that Exterran’s tax positions will not be challenged by relevant tax authorities or that it would be successful in any such challenge. Changes to Exterran’s tax positions resulting from tax legislation and administrative initiatives or challenges from taxing authorities could adversely affect its results of operations and financial condition.

U.S. federal, state, local and foreign legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells, and adversely affect demand for Exterran’s products.

Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil, from dense subsurface rock formations. Exterran does not perform hydraulic fracturing, but many of its customers do. Hydraulic fracturing involves the injection of water, sand or alternative proppant and chemicals under pressure into target geological formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is typically regulated by state agencies, but recently, there has been increased public concern regarding an alleged potential for hydraulic fracturing to adversely affect drinking water supplies, and proposals have been made to enact separate U.S. federal, state and local legislation that would increase the regulatory burden imposed on hydraulic fracturing.

For example, at the U.S. federal level, the U. S. Environmental Protection Agency (“EPA”) issued an Advance Notice of Proposed Rulemaking to collect data on chemicals used in hydraulic fracturing operations under Section 8 of the Toxic Substances Control Act, and proposed regulations under the Clean Water Act governing wastewater discharges from hydraulic fracturing and certain other natural gas operations. On March 26, 2015, the Bureau of Land Management (“BLM”) released a final rule that updates existing regulation of hydraulic fracturing activities on U.S. federal lands, including requirements for chemical disclosure, wellbore integrity and handling of flowback water. The final rule never went into effect due to pending litigation and on December 28, 2017, the BLM announced that it had rescinded the 2015 final rule, in part citing a review that found that each of the 32 states with federal oil and gas leases has regulations that already address hydraulic fracturing.

At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting, disclosure, and well construction requirements on hydraulic fracturing activities. For example in May 2013, the Texas Railroad Commission adopted new rules governing well casing, cementing and other standards for ensuring that hydraulic fracturing operations do not contaminate nearby water resources. Local governments may also seek to adopt ordinances within their jurisdictions regulating the time, place and manner of, or prohibiting the performance of, drilling activities in general or hydraulic fracturing activities in particular. In addition, certain interest groups have also proposed ballot initiatives and constitutional amendments designed to restrict oil and natural-gas development generally and hydraulic fracturing in particular. For example, in 2018, Colorado voters ultimately rejected Proposition 112, a Colorado ballot initiative that would have drastically limited the use of hydraulic fracturing in Colorado. If new or more stringent federal, state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where Exterran’s natural gas exploration and production customers operate, those customers could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development or production activities and perhaps even be precluded from drilling wells. In countries outside of the U.S., including provincial, regional, tribal or local jurisdictions therein where Exterran conducts operations, there may exist similar governmental restrictions or controls on Exterran’s customers’ hydraulic fracturing activities, which, if such restrictions or controls exist or are adopted in the future, Exterran’s foreign customers may face the same challenges as its U.S. customers. Any such restrictions, domestically or foreign, could reduce demand for Exterran’s products, and as a result could have a Material adverse effect on its business, financial condition, results of operations and cash flows.

Exterran’s customers’ inability to acquire adequate supplies of water or dispose of or recycle the water used in operations, could result in operating restrictions or delays in the completion of oil and natural gas wells, and adversely affect demand for Exterran’s products.

Oil and gas development activities require the use of water. For example, the hydraulic fracturing process to produce commercial quantities of oil and natural gas from many reservoirs requires the use and disposal of significant quantities of water. In certain areas, there may be a scarcity of water for drilling activities due to various factors, including insufficient local aquifer capacity or government regulations restricting the use of water. Exterran’s customers’ inability to secure sufficient amounts of water or dispose of or recycle the water used in operations, could adversely impact it or its customers’ operations in certain areas. The imposition of new environmental initiatives and regulations, could further restrict its customers’ ability to conduct certain operations disposal of waste, including, but not limited to, produced water, drilling fluids and other materials associated with the exploration, development or production of oil and natural gas. Any such restrictions could reduce demand for Exterran’s products, and as a result could have a Material adverse effect on its business, financial condition, results of operations and cash flows.

Exterran is subject to a variety of environmental, health and safety regulations. Failure to comply with these regulations may result in administrative, civil and criminal enforcement measures and changes in these regulations could increase Exterran’s costs or liabilities.

Exterran is subject to a variety of U.S. federal, state, local and international laws and regulations relating to the environment and worker health and safety that could have a material impact on Exterran’s operations or financial condition. Exterran’s operations are regulated under a number of laws governing, among other things, discharges of substances into the air, ground and regulated waters, the generation, transportation, treatment, storage and disposal of hazardous and non-hazardous substances, disclosure of information about hazardous materials used or produced in Exterran’s operations, and occupational health and safety. These laws and regulations are complex, change frequently, are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time.

Compliance with these laws and regulations may expose Exterran to significant costs and liabilities and cause it to incur significant capital expenditures in Exterran’s operations. Failure to comply with these laws and regulations may result in administrative, civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance. Certain of these laws also may impose joint and several and strict liability for environmental contamination from the release of hazardous substances which may render Exterran liable for remediation costs, natural resource damages and other damages as a result of Exterran’s conduct that may have been lawful at the time it occurred or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is not uncommon for neighboring land owners and other third parties to file claims for personal injury, property damage and recovery of response costs allegedly caused by hazardous substances or other pollutants released into the environment. Remediation costs and other damages arising as a result of environmental laws and regulations, and costs associated with new information, changes in existing environmental laws and regulations or the adoption of new environmental laws and regulations could be substantial and could negatively impact Exterran’s financial condition, profitability and results of operations.

Exterran may need to apply for or amend facility permits or licenses from time to time with respect to storm water or wastewater discharges, waste handling, or air emissions relating to manufacturing activities or equipment operations, which subjects it to new or revised permitting conditions. These permits and authorizations may contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits, which may be onerous or costly to comply with. Given the large number of facilities in which Exterran operates, and the numerous environmental permits and other authorizations that are applicable to its operations, it may occasionally identify or be notified of technical violations of certain requirements existing in various permits or other authorizations. Occasionally, Exterran has been assessed penalties for its non-compliance, and it could be subject to such penalties in the future.

Exterran currently owns or leases, and in the past has owned or leased, a number of properties that have been used in support of Exterran’s operations for a number of years. Although Exterran has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons, hazardous substances, or other regulated wastes may have been disposed of, or released, on or under the properties owned by Exterran, leased by Exterran or other locations where such materials have been taken for disposal by companies sub-contracted by Exterran. In addition, many of these properties have been previously owned or operated by third parties whose treatment and disposal or release of hydrocarbons, hazardous substances or other regulated wastes were not under Exterran’s control. These properties and the materials released or disposed thereon may be subject to various laws that could require Exterran to remove or remediate historical property contamination, or to perform certain operations to prevent future contamination. Exterran is not currently under any order requiring that it undertake or pay for any cleanup activities. However, Exterran cannot provide any assurance that it will not receive any such order in the future. Exterran believes the global trend in environmental regulation is to place more restrictions on activities that may affect the environment, and thus, any changes in these laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal, emission or remediation requirements could have a material adverse effect on Exterran’s results of operations and financial position.

The modification or interpretation of existing environmental, health and safety laws or regulations, the more vigorous enforcement of existing laws or regulations, or the adoption of new laws or regulations may also negatively impact oil and natural gas exploration and production, gathering and pipeline companies, including Exterran’s customers, which in turn could have a negative impact on Exterran.

Global climate change is an increased international concern and could increase operating costs or reduce the demand for Exterran’s products, solutions and services.

Continuing political and social attention to the issue of global climate change has resulted in both existing and pending international agreements and national, regional or local legislation and regulatory measures to limit greenhouse gas emissions, such as cap and trade regimes, carbon taxes, restrictive permitting, increased fuel efficiency standards and incentives or mandates for renewable energy. For example, in December 2015, the U.S. joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris that prepared an agreement requiring member countries to review and represent a progression in their intended greenhouse gas emission reduction goals every five years beginning in 2020. While the U.S. withdrew from the Paris Agreement, President Biden has recommitted the U.S. to the Paris Agreement, and a significant number of U.S. state and local governments and major corporations headquartered in the U.S. have also announced an intent to honor the U.S.’s commitments. Several U.S. cities, counties and state governments have also filed lawsuits against certain oil and gas companies seeking compensatory damages and equitable relief to abate alleged climate change impacts. To date, none of these suits have been successful, and Exterran is not a party to these proceedings. In the U.S., the EPA has also begun to regulate greenhouse gas emissions under the federal Clean Air Act and regulatory agencies and legislative bodies in other countries where Exterran operates have adopted greenhouse gas emission reduction programs. The adoption of new or more stringent legislation or regulatory programs restricting greenhouse gas emissions in any of the jurisdictions where Exterran or its customers operate could require Exterran to incur higher operating costs or increase the cost of, and thus reduce the demand for, the hydrocarbon products of Exterran’s customers. These increased costs or reduced demand could have an adverse effect on Exterran’s business, profitability or results of operations.

Scientists have concluded that increasing greenhouse gas concentrations in the atmosphere may produce physical effects, such as increased severity and frequency of storms, droughts, floods and other climate events. To the extent there are significant changes in the Earth’s climate in the markets Exterran serves or the areas where its assets reside, Exterran could incur increased expenses, its operations could be materially impacted, and demand for its products, solutions and services could fall. Demand for its products, solutions and services may also be adversely affected by conservation plans and efforts undertaken in response to global climate change. Many governments also provide, or may in the future provide, tax advantages and other subsidies to support the use and development of alternative energy technologies. Exterran’s operations and the demand for its products, solutions and services or its customers’ products could be materially impacted by the development and adoption of these technologies.

Recently, activists concerned about the potential effects of climate change have directed their attention at sources of funding for companies engaged in business involving fossil fuels, which has resulted in certain financial institutions, investment funds and other sources of capital restricting or eliminating their investment in oil and natural gas activities. This could make it more difficult for Exterran or its customers to secure funding for exploration and production or midstream energy business activities, or could adversely affect the terms of the funding that is able to be obtained, if any.

Exterran’s outstanding debt obligations or its ability to refinance its debt obligations at favorable rates could limit its ability to fund future growth and operations and increase its exposure to risk during adverse economic conditions.

At December 31, 2021, Exterran had a long-term debt balance of $571.8 million. Many factors, including factors beyond Exterran’s control, may affect its ability to make payments on its outstanding indebtedness or affect its ability to refinance its debt at favorable rates. These factors include those discussed elsewhere in these Risk Factors and those applicable to Exterran listed elsewhere in this Management Information Circular.

Exterran’s debt and associated commitments could have important adverse consequences. For example, these commitments could:

•	make it more difficult for Exterran to satisfy its contractual obligations;

•	increase Exterran’s vulnerability to general adverse economic and industry conditions;

•	limit Exterran’s ability to fund future working capital, capital expenditures, investments, acquisitions or other corporate requirements;

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increase Exterran’s vulnerability to interest rate fluctuations because the interest payments on borrowings under its Credit Facility are based upon variable interest rates and can adjust based upon certain financial covenant ratios;

•	limit Exterran’s flexibility in planning for, or reacting to, changes in its business and its industry;

•	place Exterran at a disadvantage compared to its competitors that have less debt or less restrictive covenants in such debt; and

•	limit Exterran’s ability to borrow additional funds in the future.

Covenants in Exterran’s debt agreements may restrict its ability to operate its business.

Exterran’s Credit Facility, consisting of a $650.0 million revolving credit facility expiring in October 2023, contains various covenants with which Exterran, Exterran Energy Solutions, L.P. (“EESLP”), Exterran’s wholly owned subsidiary, and Exterran’s respective restricted Subsidiaries must comply, including, but not limited to, limitations on the incurrence of indebtedness, investments, liens on assets, repurchasing equity, making distributions, transactions with Affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. Additionally, Exterran is required to maintain certain financial covenant ratios. If it fails to remain in compliance with these restrictions and financial covenants, it would be in default under its Credit Facility. In addition, if it experiences a Material adverse effect on its assets, liabilities, financial condition, business or operations that, taken as a whole, impact its ability to perform its obligations under its Credit Facility, this could lead to a default. A default under one of Exterran’s debt agreements might trigger cross-default provisions under its other debt agreement, which would accelerate its obligation to repay its indebtedness under those agreements. If the repayment obligations on any of Exterran’s indebtedness were to be accelerated, it may not be able to repay the debt or refinance the debt on acceptable terms, and its financial position would be materially adversely affected. As of December 31, 2021, Exterran was in compliance with all financial covenants under its Credit Facility.

As a result of a covenant restriction included in Exterran’s Credit Facility, $160.4 million of the $372.8 million of undrawn capacity under its Credit Facility was available for additional borrowings as of December 31, 2021.

Changes in the method pursuant to which the LIBOR rates are determined and potential phasing out of LIBOR after 2021 may adversely affect Exterran’s results of operations.

LIBOR and certain other “benchmarks” are the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences which cannot be predicted. In particular, on July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. The Alternative Reference Rates Committee, a steering committee consisting of large U.S. financial institutions convened by the U.S. Federal Reserve Board and the Federal Reserve Bank of New York, has recommended replacing LIBOR with the Secured Overnight Financing Rate (“SOFR”), an index supported by short-term Treasury repurchase agreements. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of USD LIBOR announced that it does not intend to cease publication of the remaining USD LIBOR tenors until June 30, 2023, providing additional time for existing contracts that are dependent on LIBOR to mature. It is unclear whether, at that time, LIBOR will cease to exist or if new methods of calculating LIBOR will be established. As of December 31, 2021, $225.0 million of the borrowings under Exterran’s Credit Facility had interest rate payments determined directly or indirectly based on LIBOR. Any uncertainty regarding the continued use and reliability of LIBOR as a benchmark interest rate could adversely affect the performance of LIBOR relative to its historic values. If the methods of calculating LIBOR change from current methods for any reason, or if LIBOR ceases to perform as it has historically, Exterran’s interest expense associated with its outstanding indebtedness or any future indebtedness it incurs may increase. Further, when LIBOR ceases to exist, Exterran may be forced to substitute an alternative reference rate under its Credit Facility or rely on base rate borrowings in lieu of LIBOR-based borrowings. Although SOFR appears to be the preferred replacement rate for USD LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside of the U.S. Any such alternative reference rate may increase the interest expense associated with Exterran’s existing or future indebtedness. Any of these occurrences could materially and adversely affect its borrowing costs, business and results of operations.

Exterran may increase its debt or raise additional capital in the future, which could affect its financial condition, may decrease its profitability or could dilute Exterran Stockholders.

Exterran may increase its debt or raise additional capital in the future, subject to restrictions in its debt agreements. If Exterran’s cash flow from operations is less than it anticipates, or if its cash requirements are more than it expects, it may require more financing. However, debt or equity financing may not be available on terms acceptable to Exterran, if at all. If Exterran incurs additional debt or raise equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders rights, preferences and privileges senior to the Exterran Stockholders, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on Exterran’s operations than it currently has. If Exterran raises funds through the issuance of additional equity, Exterran Stockholders’ ownership in Exterran would be diluted. If Exterran is unable to raise additional capital when needed, it could affect Exterran’s financial health, which could negatively affect Exterran Stockholders.

Exterran is subject to continuing contingent tax liabilities of Archrock.

On November 3, 2015, Exterran completed its spin-off (the “Spin-off”) from Archrock, Inc. (“Archrock”). In connection with the Spin-off, certain tax liabilities of Archrock may become Exterran’s obligations. Pursuant to the Code and the related rules and regulations, each corporation that was a member of the Archrock consolidated U.S. federal income tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the Spin-off is jointly and severally liable for the U.S. federal income tax liability of the entire Archrock consolidated tax reporting group for that taxable period. In connection with the Spin-off, Exterran entered into a tax matters agreement with Archrock that allocates the responsibility for prior period taxes of the Archrock consolidated tax reporting group between it and Archrock. If Archrock is unable to pay any prior period taxes for which it is responsible, it could be required to pay the entire amount of such taxes.

Exterran’s prior and continuing relationship with Archrock exposes it to risks attributable to businesses of Archrock.

Archrock is obligated to indemnify Exterran for losses that third parties may seek to impose upon Exterran or its Affiliates for liabilities relating to the business of Archrock that are incurred through a breach of the Separation and Distribution Agreements by Archrock or its Affiliates other than Exterran, or losses that are attributable to Archrock in connection with the Spin-off or are not expressly assumed by Exterran under its agreements with Archrock. Any claims made against Exterran that are properly attributable to Archrock in accordance with these arrangements would require Exterran to exercise its rights under its agreements with Archrock to obtain payment from Archrock. Exterran is exposed to the risk that, in these circumstances, Archrock cannot, or will not, make the required payment.

In connection with Exterran’s separation from Archrock, Archrock will indemnify Exterran for certain liabilities, and Exterran will indemnify Archrock for certain liabilities. If Exterran is required to act on these indemnities to Archrock, it may need to divert cash to meet those obligations, and its financial results could be negatively impacted. In the case of Archrock’s indemnity, there can be no assurance that the indemnity will be sufficient to insure Exterran against the full amount of such liabilities, or as to Archrock’s ability to satisfy its indemnification obligations.

Pursuant to the separation and distribution agreement, dated as of November 3, 2015 and certain other agreements with Archrock (collectively, the “Separation and Distribution Agreements”), Archrock has agreed to indemnify Exterran for certain liabilities, and Exterran has agreed to indemnify Archrock for certain liabilities, in each case for uncapped amounts. Under the separation and distribution agreement, Exterran and Archrock will generally release the other party from all claims arising prior to the Spin-off that relate to the other party’s business, subject to certain exceptions. Also pursuant to the Separation and Distribution Agreements, Exterran has agreed to use its commercially reasonable efforts to remove Archrock as a party to certain of Exterran’s contracts with third parties. In the event that Archrock remains as a party, Exterran expects to indemnify Archrock for any liabilities relating to such contracts. Indemnities that Exterran may be required to provide Archrock will not be subject to any cap, may be significant and could negatively impact Exterran’s business, particularly indemnities relating to Exterran’s actions that could impact the tax-free nature of the Spin-off.

With respect to Archrock’s agreement to indemnify Exterran, there can be no assurance that the indemnity from Archrock will be sufficient to protect Exterran against the full amount of such liabilities, or that Archrock will be able to fully satisfy its indemnification obligations. Moreover, even if Exterran ultimately succeeds in recovering from Archrock any amounts for which it is held liable, it may be temporarily required to bear these losses itself. Each of these risks could negatively affect Exterran’s business, cash flows, results of operations and financial condition.

The market price and trading volume of Exterran Common Stock may be volatile.

The market price of Exterran’s stock may be influenced by many factors, some of which are beyond its control, including the following:

•	the inability to meet the financial estimates of analysts who follow Exterran Common Stock;

•	strategic actions by Exterran or its competitors;

•	announcements by Exterran or its competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	variations in Exterran’s quarterly operating results and those of its competitors;

•	general economic and stock market conditions;

•	risks relating to Exterran’s business and its industry, including those discussed above;

•	changes in conditions or trends in Exterran’s industry, markets or customers;

•	cyber-attacks, terrorist acts or armed hostilities;

•	future sales of Exterran Common Stock or other securities;

•	material weaknesses in Exterran’s internal control over financial reporting; and

•	investor perceptions of the investment opportunity associated with Exterran Common Stock relative to other investment alternatives.

These broad market and industry factors may materially reduce the market price of Exterran Common Stock, regardless of its operating performance. In addition, price volatility may be greater if the public float and trading volume of Exterran Common Stock is low.

Exterran’s amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Exterran Stockholders, which could limit Exterran Stockholders’ ability to choose the judicial forum for disputes with Exterran or its directors, officers or other employees.

Exterran’s amended and restated certificate of incorporation provides that, unless it consents in writing to the selection of an alternate forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on Exterran’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to Exterran or Exterran Stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, Exterran’s amended and restated certificate of incorporation or its bylaws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any Person purchasing or otherwise acquiring any interest in shares of Exterran’s capital stock is deemed to have received notice of and consented to the foregoing provision. This forum selection provision may limit an Exterran Stockholder’s ability to bring a claim in a judicial forum that it finds favorable or cost-effective for disputes with Exterran or its directors, officers or other employees, which may discourage such lawsuits against Exterran and its directors, officers and employees. However, this forum selection clause will not preclude or limit the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act, the Securities Act or the respective rules and regulations promulgated thereunder.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On December 19, 2020, Exterran initiated arbitration in the International Court of Arbitration of the International Chamber of Commerce (“ICC”) against Iberoamericana de Hidrocarburos, S.A. De C.V. (“IHSA”) to collect approximately $38 million owed to it under three agreements, plus future lost profits, interest, attorneys’ fees, and other damages as allowed under the contracts and/or Mexican law. The three agreements relate to contract operation services provided to IHSA by Exterran. After Exterran stopped providing services due to IHSA’s nonpayment and initiated arbitration, IHSA filed various legal proceedings against Exterran in Texas courts, Mexican courts and arbitration.

In July 2022 Exterran entered into a settlement agreement with IHSA and its affiliates that resolves all disputes with no adverse impact to the financial statements as presented. The parties are in the process are performing their respective obligations under the settlement agreement.

On July 5, 2021, Inesco Ingenieria & Construccion, S.A. (“Inesco”) filed a Demand for Arbitration in the ICC against Exterran Bolivia S.R.L. claiming it is owed approximately $13 million for certain goods and services allegedly provided to Exterran, delay damages, and increased expenses. Based on currently available information Exterran believes Inesco’s claims are without merit; however, the results cannot be predicted with certainty.

On February 24, 2022, the Local Labor Board of the State of Tabasco in Mexico (the “Labor Board”) awarded a former employee of one of our subsidiaries approximately $120 million in connection with a dispute relating to the employee’s severance pay following termination of his employment. In March 2015, this employee was terminated and was paid the undisputed portion of his severance pay, as determined by a local labor board. From March 2015 to the present, the former employee has challenged various aspects of the severance payment through court proceedings. Exterran prevailed in these earlier processes and certain facts of the dispute were established by court rulings, including the fact that the employee’s salary was approximately $3,500 MXN per day ($170 per day at the prevailing exchange rate).

Exterran believes the order of the Labor Board is in error and has no credible basis in law or fact. For instance, in 2017, the Labor Board ruled that the former employee was entitled to approximately $1.4 million MXN (approximately $70,000 at the prevailing exchange rate) as severance based on an appellate court’s determination based on Exterran’s records that the employee’s salary was approximately $3,500 MXN per day. However, the Labor Board’s February 2022 order increased the amount the employee is owed to approximately $120 million, an increase of over 170,000%, ignoring the actual salary that had been established and using approximately $21,000 per day, an increase of over 12,000% and an amount he never actually received while working for the Exterran subsidiary. Effectively, the Labor Board awarded the former employee approximately 1,900 years of severance based on the correct wage rate.

Exterran has appealed the decision, and the appeal is pending before the First Collegiate Court of the Tenth Circuit in Labor Matters, in Villahermosa, Tabasco. Among other errors that are the subject of the appeal is the Labor Board’s (a) violation of principles of res judicata by disregarding prior court decisions establishing that the former employee’s salary was roughly $3,500 MXN per day ($170 per day at the prevailing exchange rate), (b) ignoring the applicable one-year statute of limitations in these types of matters, and (c) award of salary differences that were never part of the former employee’s original or subsequent claims.

Exterran is pursuing all available avenues to preserve its rights, including potentially asserting claims against the Mexican government should the First Collegiate Court of the Tenth Circuit in Labor Matters fail to reverse the Labor Board’s order.

While Exterran has determined it is reasonably possible that it will incur some loss with respect to this matter under applicable accounting standards (ASC Topic 450, Contingencies), Exterran believes that the ultimate resolution of this matter will not be material to Exterran.

In the ordinary course of business, Exterran is involved in various pending or threatened legal actions. While management of Exterran is unable to predict the ultimate outcome of these actions, management believes that any ultimate liability arising from any of these actions will not have a material adverse effect on its financial position, results of operations or cash flows. However, because of the inherent uncertainty of litigation and arbitration proceedings, Exterran cannot provide assurance that the resolution of any particular claim or proceeding to which it is a party will not have a material adverse effect on Exterran’s financial position, results of operations or cash flows. See “The Transaction – Background of the Transaction – Events Subsequent to the Execution of the Merger Agreement”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The executive officers and directors of Exterran may have material interests in the Transaction, including pursuant to the Change of Control Agreements entered into by each executive officer of Exterran with Exterran. For more information about such interests, see the section entitled “Exterran Executive Matters” in this Management Information Circular and the description of “Golden Parachute Compensation” set forth below.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, the table below sets forth the amounts of payments and benefits that each of Exterran’s executive officers would or may receive in connection with the Transaction. The amounts reported below are based on various assumptions that may or may not actually occur or be accurate on the relevant date. For example, Exterran has assumed, among other things, that: (1) the Effective Time is June 30, 2022, which is the assumed date of the closing solely for the purposes of disclosure in this section; (2) the employment of each of Exterran’s executive officers is terminated without “cause” or due to the named executive officer’s resignation for “good reason” (each of which we refer to as a “qualifying termination”) in either case, immediately following the assumed effective time of June 30, 2022; (3) that the number of Exterran Equity Awards held by each named executive officer on September 8, 2022 is the same as the number of Exterran Equity Awards that was held by each such named executive officer at the Effective Time, and there has not been any vesting or forfeitures that have occurred between the Effective Time and September 8, 2022; and (4) no reductions of any payments or benefits would be triggered pursuant to any excise tax provisions in any named executive officer’s applicable agreement.

The actual amounts payable to Exterran’s executive officers will depend on whether the named executive officer experiences a qualifying termination, the date of termination (if any) and the terms of the plans or agreements in effect at such time, and accordingly may differ materially from the amounts set forth below. The amounts payable to Exterran’s executive officers absent a qualifying termination are $0, except with respect to already beneficially owned shares as provided in the table below. Such information is given as of September 8, 2022.

All benefits payable to Exterran’s named executive officers arise solely as a result of the Closing and a qualifying termination are considered “double trigger” benefits. The Transaction does not result in additional benefits to Exterran’s named executive officers absent a qualifying termination.

Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Andrew James Way President and Chief Executive Officer	5,795,625	7,290,172	40,420	13,126,218

David A. Barta Senior Vice President and Chief Financial Officer	1,743,750	1,552,032	21,686	3,317,468

Roger George Senior Vice President, Global Engineering and Product Lines	1,627,550	1,186,844	34,346	2,848,690

Notes:

(1)

Cash. Pursuant to the Change of Control Agreements with the executive officers, upon a “double trigger” termination without “cause” or by the executive for “good reason,” each of the executive officers is entitled to 24 months (and in the case of Mr. Way, 36 months) of base salary and two times their target annual incentive bonus (and in the case of Mr. Way, three times), plus a pro rata portion of their annual incentive bonus for the year of termination. All cash severance payments will be payable as a lump sum.

(2)

Equity. The following table sets forth the value of unvested Exterran RSU Awards and unvested Exterran Performance Share Awards (which we refer to as “PSUs”) subject to “double-trigger” acceleration under the Change of Control Agreements. The tabular disclosure set forth above assumes a price of $5.34 per Enerflex Common Share (the average per-share closing price of Enerflex over the first five business days following January 24, 2022, determined pursuant to Item 402(t) of Regulation S-K) and a conversion of the underlying shares of Exterran to Enerflex Common Shares based on the Exchange Ratio of 1.021. All equity held by Exterran’s executive officers was granted in connection with its regular executive officer new hire or annual compensation practices, including the grant of 2022 Exterran RSU Awards, and Exterran has not provided any special grants or bonuses to any of the executive officers. All equity awards will be settled in cash and not stock.

Executive Officer	Exterran RSUs (#)	Value of Exterran RSUs ($)	Exterran PSUs (at target) ($)	Value of Exterran PSUS ($)	Total value of Exterran Equity Awards
Andrew James Way, President and Chief Executive Officer	858,540	493,625	493,625	2,772,910	7,290,172
David Alan Barta, Senior Vice President and Chief Financial Officer	199,070	89,655	89,655	503,632	1,552,032
Roger George, Senior Vice President, Global Engineering and Product Lines	152,230	68,559	68,559	385,127	1,186,844

(3)	Perquisites/ Benefits. Each executive officer is entitled to 18 months (24 months for Mr. Way) of subsidized COBRA coverage following a qualifying termination.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

PricewaterhouseCoopers LLP (“PwC”) has served as Exterran’s independent registered public accounting firm since March 2019.

American Stock Transfer is the transfer agent and registrar for the Exterran Common Stock.

MATERIAL CONTRACTS

The following is a list of each material contract of Exterran, other than contracts entered into in the ordinary course of business, that were entered into by Exterran since January 1, 2021 or prior to January 1, 2021 which are still in effect, the particulars of which are discussed below or elsewhere in this Management Information Circular:

•	the Separation and Distribution Agreements;

•	the Amended Credit Agreement;

•

the Indenture, dated as of April 4, 2017, by and among Exterran Energy Solutions, L.P., EES Finance Corp., Exterran Corporation, as parent, the subsidiary guarantors party thereto from time to time, and Wells Fargo Bank, National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on April 4, 2017;

•	the Change of Control Agreements;

•	the Merger Agreement dated January 24, 2022 among Enerflex, Merger Sub and Exterran;

•	the Enerflex Voting Agreements; and

•	the voting agreement dated January 24, 2022 among Enerflex and the directors and officers of Exterran (the “Exterran Voting Agreements”).

The Merger Agreement

The Merger Agreement is summarized in the section entitled “The Merger Agreement” in this Management Information Circular, and the full text of the Merger Agreement is attached to this Management Information Circular as Appendix B.

The Exterran Voting Agreements

The Exterran Voting Agreements provide that the directors and officers of Exterran agree to vote their Exterran Common Stock and other securities in favour of the Exterran Merger Proposal.

EXPERTS

The audited financial statements of Exterran attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A together with the auditor’s report thereon (“financial statements”) were prepared by PwC, an independent registered public accounting firm. Based on information provided by PWC, the partners, employees and consultants of PWC who were in a position to directly influence the preparation of the financial statements, held less than 1% of the outstanding shares of Exterran Common Stock when such financial statements were prepared.

AVAILABLE INFORMATION

Additional financial information about Exterran is provided in the financial statements of Exterran attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A.

Exterran files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by Exterran at the website maintained by the SEC at www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this Management Information Circular.

You may also access the SEC filings and obtain other information about Exterran through the website maintained by Exterran at www.exterran.com. The information contained on Exterran’s website is not incorporated by reference in, or in any way part of, this Management Information Circular.

SCHEDULE A

AUDITED FINANCIAL STATEMENTS OF EXTERRAN FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Exterran Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Exterran Corporation and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of comprehensive loss, of stockholders’ equity and of cash flows for the years then ended, including the related notes and schedule of valuation and qualifying accounts as of and for the years ended December 31, 2021 and 2020 appearing on page S-1 (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognized for Processing and Treating Equipment Contracts

As discussed in Note 3 to the consolidated financial statements, $149.0 million of the Company’s total revenues for the year ended December 31, 2021 was recognized from the sale of processing and treating equipment. The Company recognizes revenue from the sale of processing and treating equipment over time based on the input method of percentage-of-completion accounting whereby the actual amounts incurred to date as a percentage of the estimated total is used as a basis for determining the extent to which performance obligations are satisfied. The recognition of revenue over time based on the input method of percentage-of-completion accounting depends largely on the ability to make reasonable dependable estimates related to the extent of progress toward completion of the contract, contract revenues and contract costs. To calculate the actual amounts incurred to date as a percentage of the estimated total, management uses significant judgment to estimate the total costs and profit expected for each project.

The principal considerations for our determination that performing procedures relating to revenue recognized for processing and treating equipment contracts is a critical audit matter are (i) the significant judgment by management when developing the estimated costs to complete and (ii) the significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the estimated costs to complete for processing and treating equipment contracts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated costs to complete for processing and treating equipment contracts. These procedures also included, among others (i) evaluating and testing management’s process for determining the estimated costs to complete for a sample of contracts, which included evaluating the contracts and other documents that support those estimates, testing of underlying costs, and testing the completeness and accuracy of data used in the estimate; (ii) evaluating management’s ability to reasonably estimate costs by performing a comparison of the actual estimated costs to prior period estimates, including evaluating the timely identification of circumstances that may warrant a modification to the estimated costs, and (iii) evaluating management’s methodologies and the consistency of management’s methodologies over the life of the contracts.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

March 2, 2022

We have served as the Company’s auditor since 2019.

EXTERRAN CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value and share amounts)

	December 31,

	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$56,255	$40,318
Restricted cash	5,796	3,410
Accounts receivable, net of allowance of $10,580 and $10,803, respectively	179,844	198,028
Inventory (Note 6)	102,494	109,837
Contract assets (Note 3)	25,554	32,642
Other current assets	22,897	19,810
Current assets associated with discontinued operations (Note 5)	15,558	25,325
Total current assets	408,398	429,370
Property, plant and equipment, net (Note 7)	604,957	733,222
Long-term contract assets (Note 3)	67,822	33,563
Operating lease right-of-use assets (Note 4)	21,654	25,428
Deferred income taxes (Note 14)	7,671	8,866
Intangible and other assets, net (Note 8)	67,006	71,436
Long-term assets associated with discontinued operations (Note 5)	1,689	1,606
Total assets	$1,179,197	$1,303,491

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable, trade	$70,782	$60,078
Accrued liabilities (Note 9)	137,825	94,404
Contract liabilities (Note 3)	74,206	100,123
Current operating lease liabilities (Note 4)	4,977	6,340
Current liabilities associated with discontinued operations (Note 5)	2,299	13,707
Total current liabilities	290,089	274,652
Long-term debt (Note 10)	571,788	562,325
Deferred income taxes (Note 14)	921	1,014
Long-term contract liabilities (Note 3)	60,608	80,499
Long-term operating lease liabilities (Note 4)	26,723	29,868
Other long-term liabilities	44,410	57,159
Long-term liabilities associated with discontinued operations (Note 5)	1,066	2,142
Total liabilities	995,605	1,007,659
Commitments and contingencies (Note 19)
Stockholders’ equity:
Preferred stock, $0.01 par value per share; 50,000,000 shares authorized; zero issued	—	—
Common stock, $0.01 par value per share; 250,000,000 shares authorized; 38,064,007 and 37,804,206 shares issued, respectively	381	378
Additional paid-in capital	753,046	750,506
Accumulated deficit	(531,237)	(418,529)
Treasury stock — 4,740,398 and 4,665,560 common shares, at cost, respectively	(57,742)	(57,431)
Accumulated other comprehensive income	19,144	20,908
Total stockholders’ equity (Note 15)	183,592	295,832
Total liabilities and stockholders’ equity	$1,179,197	$1,303,491

The accompanying notes are an integral part of these consolidated financial statements.

EXTERRAN CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended December 31,

	2021	2020
Revenues (Note 3):
Contract operations	$338,507	$338,423
Aftermarket services	109,033	113,246
Product sales	182,705	161,392
	630,245	613,061

Costs and expenses:
Cost of sales (excluding depreciation and amortization expense):
Contract operations	109,560	105,382
Aftermarket services	85,194	87,715
Product sales	159,025	158,098
Selling, general and administrative	132,510	123,406
Depreciation and amortization	175,063	145,043
Impairments (Note 12)	7,959	11,648
Restructuring and other charges (Note 13)	1,338	3,550
Interest expense	41,574	38,817
Gain on extinguishment of debt (Note 10)	—	(3,571)
Other (income) expense, net	(1,292)	589
	710,931	670,677

Loss before income taxes	(80,686)	(57,616)
Provision for income taxes (Note 14)	30,238	28,403
Loss from continuing operations	(110,924)	(86,019)
Loss from discontinued operations, net of tax (Note 5)	(1,784)	(15,272)
Net loss	$(112,708)	$(101,291)

Basic and diluted net loss per common share (Note 17):
Loss from continuing operations per common share	$(3.36)	$(2.63)
Loss from discontinued operations per common share	(0.05)	(0.46)
Net loss per common share	$(3.41)	$(3.09)
Weighted average common shares outstanding used in net loss per common share (Note 17):
Basic and diluted	33,041	32,750

The accompanying notes are an integral part of these consolidated financial statements.

EXTERRAN CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Years Ended December 31,

	2021	2020
Net loss	$(112,708)	$(101,291)
Other comprehensive loss:
Foreign currency translation adjustment	(1,764)	(14,438)
Comprehensive loss	$(114,472)	$(115,729)

The accompanying notes are an integral part of these consolidated financial statements.

EXTERRAN CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Common Stock		Additional Paid-in	Accumulated	Treasury Stock		Accumulated Other Comprehensive

	Shares	Amount	Capital	Deficit	Shares	Amount	Income	Total
Balance at January 1, 2020	37,508,286	$375	$747,622	$(317,238)	(4,467,600)	$(56,567)	$35,346	$409,538
Net loss				(101,291)				(101,291)
Foreign currency translation adjustment							(14,438)	(14,438)
Treasury stock purchased					(197,960)	(864)		(864)
Stock-based compensation, net of forfeitures	295,920	3	2,884					2,887
Balance at December 31, 2020	37,804,206	$378	$750,506	$(418,529)	(4,665,560)	$(57,431)	$20,908	$295,832
Net loss				(112,708)				(112,708)
Foreign currency translation adjustment							(1,764)	(1,764)
Treasury stock purchased					(74,838)	(311)		(311)
Stock-based compensation, net of forfeitures	259,801	3	2,540					2,543
Balance at December 31, 2021	38,064,007	$381	$753,046	$(531,237)	(4,740,398)	$(57,742)	$19,144	$183,592

The accompanying notes are an integral part of these consolidated financial statements.

EXTERRAN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,

	2021	2020
Cash flows from operating activities:
Net loss	$(112,708)	$(101,291)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	175,063	145,043
Impairments	7,959	11,648
Amortization of deferred financing costs	2,652	2,828
Loss from discontinued operations, net of tax	1,784	15,272
Provision for doubtful accounts	1,098	4,784
Gain on sale of property, plant and equipment	(1,012)	(475)
(Gain) loss on remeasurement of intercompany balances	1,355	(4,120)
Loss on foreign currency derivatives	3,830	402
Gain on extinguishment of debt	—	(3,571)
Stock-based compensation expense	2,543	2,887
Deferred income tax provision	2,926	5,092
Changes in assets and liabilities:
Accounts receivable and notes	16,547	(24,764)
Inventory	7,132	8,719
Contract assets and contract liabilities, net	(83,119)	(49,211)
Other current assets	(4,444)	5,053
Accounts payable and other liabilities	26,215	(19,400)
Other	2,090	6,063
Net cash provided by continuing operations	49,911	4,959
Net cash used in discontinued operations	(4,583)	(42,570)
Net cash provided by (used in) operating activities	45,328	(37,611)

Cash flows from investing activities:
Capital expenditures	(39,553)	(75,611)
Proceeds from sale of property, plant and equipment	3,397	316
Net cash used in continuing operations	(36,156)	(75,295)
Net cash provided by discontinued operations	—	20,996
Net cash used in investing activities	(36,156)	(54,299)

	Years Ended December 31,

	2021	2020
Cash flows from financing activities:
Proceeds from borrowings of debt	230,900	411,000
Repayments of debt	(221,003)	(289,812)
Payments for debt issuance costs	—	(822)
Purchases of treasury stock	(311)	(864)
Net cash provided by financing activities	9,586	119,502

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(435)	(566)
Net increase in cash, cash equivalents and restricted cash	18,323	27,026
Cash, cash equivalents and restricted cash at beginning of period	43,728	16,702
Cash, cash equivalents and restricted cash at end of period	$62,051	$43,728

Supplemental disclosure of cash flow information:
Income taxes paid, net	$21,054	$18,610
Interest paid, net of capitalized amounts	$38,738	$36,284

Supplemental disclosure of non-cash transactions:
Accrued capital expenditures	$12,163	$3,098

The accompanying notes are an integral part of these consolidated financial statements.

EXTERRAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Basis of Presentation

Description of Business

Exterran Corporation (together with its subsidiaries, “Exterran Corporation,” the “Company,” “our,” “we” or “us”), a Delaware corporation formed in March 2015, is a global systems and process company offering solutions in the oil, gas, water and power markets. We are a leader in natural gas processing and treatment and compression products, solutions and services, providing critical midstream infrastructure solutions to customers throughout the world. We provide our products, solutions, and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators. Our manufacturing facilities are located in the United States of America (“U.S.”), Singapore and the United Arab Emirates. We operate in three primary business lines: contract operations, aftermarket services and product sales. In our contract operations business line, we provide processing, treating, compression and water treatment services through the operation of our crude oil and natural gas production and process equipment and natural gas compression equipment and water treatment equipment for our customers. In our aftermarket services business line, we sell parts and components and provide operations, maintenance, repair, overhaul, upgrade, startup and commissioning and reconfiguration services to customers who own their own oil and natural gas compression, production, processing, treating and related equipment. In our product sales business line, we design, engineer, manufacture, install and sell equipment used in the treating and processing of crude oil, natural gas, natural gas compression packages and water to our customers throughout the world and for use in our contract operations business line. We also offer our customers, on either a contract operations basis or a sale basis, the engineering, design, project management, procurement and construction services necessary to incorporate our products into production, processing and compression facilities, which we refer to as integrated projects.

Basis of Presentation

The accompanying consolidated financial statements of Exterran Corporation included herein have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain reclassifications have been made for the prior year period to conform to current year presentation.

We refer to the consolidated financial statements collectively as “financial statements,” and individually as “balance sheets,” “statements of operations,” “statements of comprehensive income (loss),” “statements of stockholders’ equity” and “statements of cash flows” herein.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus (“COVID-19”) a pandemic. The COVID-19 pandemic negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption across most industries. Efforts to mitigate the spread of COVID-19 resulted in decreased energy demand and additional weakness in energy pricing in 2020, with pricing recovering in 2021. To help control the spread of the virus and protect the health and safety of our employees and customers, we began temporarily closing our locations or modifying operating hours in our locations around the world. This was in response to governmental requirements including “stay-at-home” orders and similar mandates and in some of our locations we voluntarily went beyond the requirements of local government authorities. The broader implications of COVID-19 on our long-term future results of operations and overall financial condition remains uncertain. Due to the rapid market deterioration during the three months ended March 31, 2020, we concluded that a trigger existed and that we should evaluate our long-term assets for impairment. Therefore, we updated our impairment analysis and concluded that no impairment existed during the three months ended March 31, 2020. No COVID-19 related triggering events were identified subsequent to March 31, 2020.

Note 2. Significant Accounting Policies

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expenses, as well as the disclosures of contingent assets and liabilities. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Significant estimates are required for contracts within our product sales segments that are accounted for based largely on our estimates on the extent of progress toward completion of the contracts, contract revenues and contract costs. As of December 31, 2021, we have made these significant estimates on all of our ongoing contracts. However, it is possible that current estimates could change due to unforeseen events, which could result in adjustments to our estimates. Variations from estimated contract performance could result in material adjustments to operating results. Management believes that the estimates and assumptions used are reasonable.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2021 and 2020 consists of cash that contractually is not available for immediate use. Restricted cash is presented separately from cash and cash equivalents in our balance sheets.

Revenue Recognition

Revenue is recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. See Note 3 for further discussion on revenue recognition.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. We believe that the credit risk in temporary cash investments is limited because our cash is held in accounts with multiple financial institutions. We record trade accounts receivable at the amount we invoice our customers, net of allowance for doubtful accounts. Trade accounts receivable are due from companies of varying sizes engaged principally in oil and natural gas activities throughout the world. We review the financial condition of customers prior to extending credit and generally do not obtain collateral for trade receivables. Payment terms are on a short-term basis and in accordance with industry practice. We consider this credit risk to be limited due to these companies’ financial resources, the nature of products, solutions, and services we provide and the terms of our contract operations customer service agreements.

We maintain allowances for doubtful accounts for estimated losses resulting from our customers’ inability to make required payments. The determination of the collectibility of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers’ payment history and current creditworthiness to determine that collectibility is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make judgments and estimates regarding our customers’ ability to pay amounts due to us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. We review the adequacy of our allowance for doubtful accounts quarterly. We determine the allowance needed based on historical write-off experience and by evaluating significant balances aged greater than 90 days individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended December 31, 2021, and 2020, we recorded bad debt expense of $1.1 million, and $4.8 million, respectively. The decrease in bad debt expenses during the year ended December 31, 2021 was primarily due to the decreased impact of energy prices and COVID-19 on our customers.

Inventory

Inventory consists of parts used for manufacturing or maintenance of natural gas compression equipment, production equipment, processing and treating equipment and facilities and parts held for sale. Inventory is stated at the lower of cost and net realizable value using the average cost method. A write-down is recorded against inventory balances for estimated obsolete and slow moving items based on specific identification, historical experience and management estimates of market conditions and production requirements.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and depreciated using the straight-line method over their estimated useful lives as follows:

Compression equipment, processing facilities and other contract operations assets	0 to 23 years
Buildings	20 to 35 years
Transportation, shop equipment and other	3 to 10 years

Installation costs capitalized on contract operations projects are generally depreciated over the life of the underlying contract. Major improvements that extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. When property, plant and equipment is sold, or otherwise disposed of, the gain or loss is recorded in other (income) expense, net. Interest is capitalized during the construction period on equipment and facilities that are constructed for use in our operations. The capitalized interest is included as part of the cost of the asset to which it relates and is amortized over the asset’s estimated useful life.

Computer Software

Certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software, which ranges from three to five years. Costs related to the preliminary project stage and the post-implementation/operation stage of an internal-use computer software development project are expensed as incurred. Capitalized software costs are included in property, plant and equipment, net, in our balance sheets.

Long-Lived Assets

We review long-lived assets such as property, plant and equipment and identifiable intangibles subject to amortization for impairment whenever events or changes in circumstances, including the removal of compressor units from active service, indicate that the carrying amount of an asset may not be recoverable. An impairment loss may exist when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When necessary, the excess of the asset’s carrying value as compared to its estimated fair value is recognized as an impairment in the period in which the impairment occurred. Identifiable intangibles are amortized over the assets’ estimated useful lives.

Demobilization

The majority of our contract operations services contracts contain contractual requirements for us to perform demobilization activities at the end of the contract, with the scope of those activities varying by contract. Demobilization activities typically include, among other requirements, civil work and the removal of our equipment and installation from the customer’s site. Demobilization activities represent costs to fulfill obligations under our contracts and are not considered distinct within the context of our contract operations services contracts. Accrued demobilization costs are recorded, if applicable, at the time we become contractually obligated to perform these activities, which generally occurs upon our completion of the installation and commissioning of our equipment at the customer’s site. We record accrued demobilization costs as a liability and an equivalent demobilization asset as a capitalized fulfillment cost. Accrued demobilization costs are subsequently increased by interest accretion throughout the expected term of the contract. During the years ended December 31, 2021 and 2020, we recorded $1.8 million and $2.5 million, respectively, in accretion expense, which is reflected in depreciation and amortization expense in our statements of operations. Demobilization assets are amortized on a straight-line basis over the expected term of the contract.

Other (Income) Expense, Net

Other (income) expense, net, is primarily comprised of gains and losses from the remeasurement of our international subsidiaries’ net assets exposed to changes in foreign currency rates, short-term investments and the sale of used assets.

Income Taxes

Our operations are subject to U.S. federal, state and local and foreign income taxes. We and our subsidiaries file consolidated and separate income tax returns in the U.S. federal jurisdiction and in numerous state and foreign jurisdictions.

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more-likely-than-not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with the accounting standard on income taxes under a two-step process whereby (1) we determine whether it is more-likely-than-not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Foreign Currency Translation

The financial statements of our subsidiaries outside the U.S., except those for which we have determined that the U.S. dollar is the functional currency, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates in effect at the balance sheet date. Income and expense items are translated at average monthly exchange rates. The resulting gains and losses from the translation of accounts into U.S. dollars are included in accumulated other comprehensive income in our balance sheets. For all subsidiaries, gains and losses from remeasuring foreign currency accounts into the functional currency are included in other (income) expense, net, in our statements of operations. We recorded foreign currency losses of $11.0 million and $5.9 million during the years ended December 31, 2021 and 2020, respectively. Included in our foreign currency losses were non-cash gain/(loss) of $(1.4) million and of $4.1 million during the years ended December 31, 2021 and 2020, respectively, from foreign currency exchange rate changes recorded on intercompany obligations.

Recent Accounting Pronouncements

We consider the applicability and impact of all Accounting Standard Updates (“ASUs”). ASUs not listed below were assessed and determined to be not applicable.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”): Simplifying the Accounting for Income Taxes. The update simplifies the accounting for income taxes and is effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted. On January 1, 2021, we adopted this update. The adoption of this update was immaterial to our financial statements.

In June 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”). Topic 848 is effective for fiscal years and interim periods beginning as of March 12, 2020 through December 31, 2022. This update provides optional guidance for a limited period of time to ease the potential burden in accounting for reference rate reform on financial reporting. It is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The adoption of ASU 2020-04 did not have a material impact to our financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

There are no recently issued accounting pronouncements not yet adopted that we are aware of at this time that would have a material impact on the Company.

Note 3. Revenue

Disaggregation of Revenue

The following tables present disaggregated revenue by product and service lines and by geographical regions for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
Revenue by Products and Services	2021	2020
Contract Operations Segment:
Contract operations services (1)	$338,507	$338,423

Aftermarket Services Segment:
Operation and maintenance services (1)	$48,981	$51,123
Part sales(2)	47,050	43,503
Other services (1)	13,002	18,620
Total aftermarket services	$109,033	$113,246

Product Sales Segment(3):
Compression equipment (1)	$17,354	$86,662
Processing and treating equipment (1)	149,029	56,220
Production equipment (2)	3,446	1,176
Other product sales (1) (2)	12,876	17,334
Total product sales revenues	$182,705	$161,392

Total revenues	$630,245	$613,061

(1) Revenue recognized over time.

(2) Revenue recognized at a point in time.

(3) Compression equipment includes sales to customers outside of the U.S. The compression fabrication business for sales to U.S. customers, which was previously included in our product sales segment, is now included in discontinued operations.

	Year Ended December 31,
Revenue by Geographical Regions	2021	2020
North America	$14,167	$44,671
Latin America	267,579	259,948
Middle East and Africa	302,330	226,083
Asia Pacific	46,169	82,359
Total revenues	$630,245	$613,061

The North America region is primarily comprised of our operations in the U.S. The Latin America region is primarily comprised of our operations in Argentina, Bolivia, Brazil and Mexico. The Middle East and Africa region is primarily comprised of our operations in Bahrain, Iraq, Oman, Nigeria and the United Arab Emirates. The Asia Pacific region is primarily comprised of our operations in China, Indonesia, Singapore and Thailand.

Revenue is recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. The following is a description of principal activities from which we generate revenue.

Contract Operations Segment

In our contract operations business, we provide processing and treating and compression services through the operation of our crude oil and natural gas production and process equipment and natural gas compression equipment for our customers. In addition to these services, we also offer water generation treatment and power generation solutions to our customers on a stand-alone basis or integrated into our natural gas and crude oil production and processing solutions or natural gas compression. Our services include the provision of personnel, equipment, tools, materials and supplies to meet our customers’ oil and natural gas production and processing and natural gas compression service needs and water treatment service needs. Activities we may perform in meeting our customers’ needs include engineering, designing, sourcing, constructing, installing, operating, servicing, repairing, maintaining and demobilizing equipment owned by us necessary to provide these services. Contract operations services represent a series of distinct monthly services that are substantially the same, with the same pattern of transfer to the customer. Because our customers benefit equally throughout the service period and our efforts in providing contract operations services are incurred relatively evenly over the period of performance, revenue is recognized over time using a time based measure as we provide our services to the customer. Our contracts generally require customers to pay a monthly service fee, which may contain variable consideration such as production or volume based fees, guaranteed run rates, performance bonuses or penalties, liquidated damages and standby fees. Variable considerations included in our contracts are typically resolved on a monthly basis, and as such, variable considerations included in our contracts are generally allocated to each distinct month in the series within the contract. In addition, our contracts may include billings prior to or after the performance of our contract operations services that are not considered distinct within the context of our contracts, such as mobilization and demobilization revenue. Consideration that does not relate to a distinct good or service are allocated to the contract operations services performance obligation and recognized as revenue on a straight-line basis over the contract term.

We generally enter into contracts with our contract operations customers with initial terms ranging between three to 12 years. In many instances, we are able to renew those contracts prior to the expiration of the initial term and in other instances, we may sell the underlying assets to our customers pursuant to purchase options or negotiated sale agreements. As of December 31, 2021, we had contract operations services contracts with unsatisfied performance obligations (commonly referred to as backlog) extending through the year 2031. The total aggregate transaction price allocated to the unsatisfied performance obligations as of December 31, 2021 was approximately $1.4 billion, of which approximately $260 million is expected to be recognized in 2022, $263 million is expected to be recognized in 2023, $240 million is expected to be recognized in 2024, $218 million is expected to be recognized in 2025 and $179 million is expected to be recognized in 2026. These amounts do not include anticipated contract renewals. Additionally, contracts that currently contain month-to-month terms are represented in our backlog as one month of unsatisfied performance obligations. Our contracts are subject to cancellation or modification at the election of the customer; however, due to the level of capital deployed by our customers on underlying projects, we have not been materially adversely affected by contract cancellations or modifications in the past.

If the primary component of our contract operations contracts is the lease component, the contracts are accounted for as operating leases. For these contracts, revenues are recognized on a straight-line basis. As of December 31, 2021, the total value of our contract operations backlog accounted for as operating leases was approximately $495 million, of which $44 million is expected to be recognized in 2022, $104 million is expected to be recognized in 2023, $94 million is expected to be recognized in 2024 and $80 million is expected to be recognized in 2025. Contract operations revenues recognized as operating leases for the year ended December 31, 2021 was approximately $35 million.

Aftermarket Services Segment

In our aftermarket services business, we sell parts and components and provide operations, maintenance, repair, overhaul, upgrade, startup and commissioning and reconfiguration services to customers who own their own oil and natural gas compression, production, processing, treating and related equipment. Our services range from routine maintenance services and parts sales done on a transactional basis to the full operation and maintenance of customer-owned equipment under long-term agreements.

Operations and maintenance services: Operation and maintenance services include personnel to run the equipment and monitor the outputs of the equipment, along with performing preventative or scheduled maintenance on customer-owned equipment. Operation and maintenance services represent a series of distinct monthly services that are substantially the same, with the same pattern of transfer to the customer. Because our customers benefit equally throughout the service period and our efforts in providing operation and maintenance services are incurred relatively evenly over the period of performance, revenue is recognized over time using a time based measure as we provide our services to the customer. Our contracts generally require customers to pay a monthly service fee, which may contain variable consideration such as production or volume based fees and performance bonuses or penalties. Variable considerations included in our contracts are typically resolved on a monthly basis, and as such, variable considerations included in our contracts are generally allocated to each distinct month in the series within the contract. We generally enter into contracts with our operation and maintenance customers with initial terms ranging between one to four years, and in some cases, in excess of five years. In many instances, we are able to renew those contracts prior to the expiration of the initial term.

Parts sales: We offer our customers a full range of parts needed for the maintenance, repair and overhaul of oil and natural gas equipment, including natural gas compressors, industrial engines and production and processing equipment. We recognize revenue from parts sales at a point in time following the transfer of control of such parts to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contract. Our contracts require customers to pay a fixed fee upon shipment or delivery of the parts.

Other services: Within our aftermarket services segment we also provide a wide variety of other services such as overhaul, commissioning, upgrade and reconfiguration services on customer-owned equipment. Overhaul services provided to customers are intended to return the major components to a “like new” condition without significantly modifying the applications for which the units were designed. Commissioning services that we provide to our customers generally include supervision and the introduction of fluids or gases into the systems to test vibrations, pressures and temperatures to ensure that customer-owned equipment is operating properly and is ready for start-up. Upgrade and reconfiguration services modify the operating parameters of customer-owned equipment such that the equipment can be used in applications for which it previously was not suited. Generally, the wide array of other services provided within the aftermarket services segment are expected to be completed within a six month period. Individually these services are generally distinct within the context of the contract and are not highly interdependent or interrelated with other service offerings. We recognize revenue for services related to performance obligations satisfied over time based on the input method of percentage-of completion accounting whereby the actual amounts incurred to date as a percentage of the estimated total is used as a basis for determining the extent to which performance obligations are satisfied. Our contracts generally require customers to pay a service fee that is either fixed or on a time and materials basis, which may include progress billings.

Our aftermarket services contracts are subject to cancellation or modification at the election of the customer.

Product Sales Segment

In our product sales segment, we design, engineer, manufacture, install and sell equipment used in the treating and processing of crude oil, natural gas, natural gas compression packages and water treatment equipment primarily to major and independent oil and natural gas producers as well as national oil and natural gas companies around the world.

Compression equipment: We design, engineer, manufacture and sell skid-mounted natural gas compression equipment to meet standard or unique customer specifications. We recognize revenue from the sale of compression equipment over time based on the input method of percentage-of completion accounting whereby the actual amounts incurred to date as a percentage of the estimated total is used as a basis for determining the extent to which performance obligations are satisfied. Compression equipment manufactured for our customers are specifically designed and engineered to our customers’ specification and do not have an alternative use to us. Our contracts include a fixed fee and require our customers to make progress payments based on completion of contractual milestones during the life cycle of the manufacturing process. Our contracts provide us with an enforceable right to payment for work performed to date. Components of variable considerations exist in certain of our contracts and may include unpriced change orders, liquidated damages and performance bonuses or penalties. Typically, we expect the manufacturing of our compressor equipment to be completed within a three to 12 month period.

Processing and treating equipment: Processing and treating equipment sold to our customers consists of custom-engineered processing and treating plants, such as refrigeration, amine, cryogenic and natural gas processing plants. The manufacturing of processing and treating equipment generally represents a single performance obligation within the context of the contract. We recognize revenue from the sale of processing and treating equipment over time based on the input method of percentage-of completion accounting whereby the actual amounts incurred to date as a percentage of the estimated total is used as a basis for determining the extent to which performance obligations are satisfied. Processing and treating equipment manufactured for our customers are specifically designed and engineered to our customers’ specification and do not have an alternative use to us. Our contracts include a fixed fee and require our customers to make progress payments based on our completion of contractual milestones during the life cycle of the manufacturing process. Our contracts provide us with an enforceable right to payment for work performed to date. Components of variable considerations exist in certain of our contracts and may include unpriced change orders, liquidated damages and performance bonuses or penalties. Typically, we expect the manufacturing of our processing and treating equipment to be completed within a six to 24 month period.

Other product sales: Within our product sales segment we also provide for the sale of standard and custom water treatment equipment and floating production storage and offloading equipment and supervisor site work services. We recognize revenue from the sale of standard water treatment equipment at a point in time following the transfer of control of such equipment to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contract. We recognize revenue from the sale of custom water treatment equipment and floating production and storage and offloading equipment and supervisor site work services over time based on the input method of percentage-of completion accounting whereby actual amounts incurred to date as a percentage of the estimated total is used as a basis for determining the extent to which performance obligations are satisfied.

Product sales contracts that include engineering, design, project management, procurement, construction and installation services necessary to incorporate our products into production, processing and compression facilities are treated as a single performance obligation due to the services that significantly integrate each piece of equipment into the combined output contracted by the customer.

We provide assurance-type warranties on certain equipment in our product sales contracts. These warranties generally do not constitute a separate performance obligation. Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized, or in the period that a specific issue arises as to the functionality of a product. The determination of such reserves requires that we make estimates of expected costs to repair or to replace the products under warranty. The amounts of the reserves are based on established terms and our best estimate of the amounts necessary to settle future and existing claims on product sales as of the balance sheet date. If actual repair and replacement costs differ significantly from estimates, adjustments to recognize additional cost of sales may be required in future periods.

As of December 31, 2021, the total aggregate transaction price allocated to the unsatisfied performance obligations for product sales contracts was approximately $316 million, of which approximately $197 million is expected to be recognized in 2022, approximately $85 million is expected to be recognized in 2023 and the remainder is expected to be recognized after 2023. Our contracts are subject to cancellation or modification at the election of the customer; however, due to our enforceable right to payment for work performed, we have not been materially adversely affected by contract cancellations or modifications in the past. Our product sales backlog includes contracts where there is a significant financing component. As of December 31, 2021, we had approximately $43 million expected to be recognized in future periods as interest income within our product sales segment.

Significant Estimates

The recognition of revenue over time based on the input method of percentage-of completion accounting depends largely on our ability to make reasonable dependable estimates related to the extent of progress toward completion of the contract, contract revenues and contract costs. Recognized revenues and profits are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known using the cumulative catch-up method. Due to the nature of some of our contracts, developing the estimates of costs often requires significant judgment. To calculate the actual amounts incurred to date as a percentage of the estimated total, management uses significant judgment to estimate the total costs and profit expected for each project.

Variable Consideration

The nature of our contracts gives rise to several types of variable consideration. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Additionally, we include in our contract estimates additional revenue for unapproved change orders or claims against customers when we believe we have an enforceable right to the modification or claim, the amount can be estimated reliably and its realization is probable. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and historical, current and forecasted information that is reasonably available to us.

Contracts with Multiple Performance Obligations

Some of our contracts have multiple performance obligations. For instance, some of our product sales contracts include commissioning services or the supply of spare parts. For contracts with multiple performance obligations, we allocate the contract’s transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which we forecast our expected costs of satisfying a performance obligation and then add an appropriate margin for that distinct good or service.

Contract Assets and Contract Liabilities

The following table provides information about accounts receivables, net, contract assets and contract liabilities from contracts with customers (in thousands):

	December 31,
	2021	2020
Accounts receivables, net	$179,844	$198,028
Contract assets and contract liabilities:
Current contract assets	25,554	32,642
Long-term contract assets	67,822	33,563
Current contract liabilities	74,206	100,123
Long-term contract liabilities	60,608	80,499

Accounts receivables are recorded when the right to consideration becomes unconditional. Our contract assets include amounts related to revenue that has been recognized in advance of billing the customer. The contract assets in our balance sheets include costs and estimated earnings in excess of billings and unbilled receivables. When we receive consideration, or such consideration is unconditionally due from a customer prior to transferring goods or services to the customer under the terms of the contract, we record a contract liability. Our contract liabilities include payments received in advance of performance under the contract. The contract liabilities in our balance sheets include billings in excess of costs and estimated earnings and deferred revenue. Billings in excess of costs and estimated earnings primarily relate to billings that have not been recognized as revenue on product sales jobs where the transfer of control to the customer occurs over time. Deferred revenue is primarily comprised of upfront billings on contract operations jobs and billings related to product sales jobs that have not begun where revenue is recognized over time. Upfront payments received from customers on contract operations jobs are generally deferred and amortized over the contract term as we perform our services and the customer receives and consumes the benefits of the services we provide. Contract assets and liabilities are reported in our balance sheets on a net contract asset or liability position on a contract-by-contract basis at the end of each reporting period.

During the year ended December 31, 2021, revenue recognized from contract operations services included $68.7 million of revenue deferred in previous periods. Revenue recognized during the year ended December 31, 2021 from product sales performance obligations partially satisfied in previous periods was $140.7 million, of which $27.5 million was included in billings in excess of costs at the beginning of the period. The decrease in current contract assets, the decrease in current contract liabilities and decrease in long-term contract liabilities during the year ended December 31, 2021 were primarily driven by the change in the remaining term of a contract operation services contract in the Latin America region as well as the progression of product sales projects and the timing of milestone billings in the Middle East and Africa region. The increase in long-term contract assets during the year ended December 31, 2021 was primarily driven by the progression of product sales projects and the timing of milestone billings in the Middle East and Africa region.

Costs to Fulfill a Contract

We capitalize costs incurred to fulfill our revenue contracts that (i) relate directly to the contract (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract and (iii) are expected to be recovered through revenue generated under the contract. As of December 31, 2021 and 2020, we had capitalized fulfillment costs of $9.5 million and $17.7 million, respectively, related to contractual obligations incurred at the completion of the commissioning phase and prior to providing services on contracts within our contract operations segment. During the year ended December 31, 2021, we recorded amortization expense for demobilization assets of $6.1 million, which is reflected in depreciation and amortization expense in our statements of operations. Capitalized fulfillment costs are included in intangible and other assets, net, in the balance sheets.

Costs to Obtain a Contract

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain commissions paid to internal sales representatives and third party agents meet the requirements to be capitalized. The amount capitalized for incremental costs to obtain contracts as of December 31, 2021 and 2020 was $6.1 million and $3.1 million, respectively. The judgments made in determining the amount of costs incurred include whether the commissions are in fact incremental and would not have occurred absent the customer contract. Capitalized costs to obtain a contract are included in intangible and other assets, net, in the balance sheets and are amortized to selling, general and administrative expense over the expected period of benefit in a manner that is consistent with the transfer of the related goods or services to which the asset relates. During the years ended December 31, 2021 and 2020, we recorded amortization expense for capitalized costs to obtain a contract of $0.6 million and $0.5 million, respectively.

Allowance for Doubtful Accounts

The Company estimates its reserves using information about past events, current conditions and risk characteristics of each customer, and reasonable and supportable forecasts relevant to assessing risk associated with the collectability of accounts receivables, contract assets and long-term note receivables. The Company’s customer base have generally similar collectability risk characteristics, although larger customers may have lower risk than smaller independent customers. The allowance for doubtful accounts as of December 31, 2021 and changes for the twelve months then ended are as follows (in thousands):

Balance at December 31, 2020	$10,803
Current period increase in provision for expected credit losses	1,098
Decrease due to write-offs and collections	(1,321)
Balance at December 31, 2021	$10,580

Note 4. Leases

We primarily lease various offices, warehouses, equipment and vehicles. A right-of-use asset represents our right to use an underlying asset for the lease term and a lease liability represents our obligation to make lease payments arising from the lease. Our operating lease right-of-use assets and lease liabilities are recognized at the present value of lease payments over the lease term at the time of lease commencement, adjusted to include the impact of any lease incentives. Leases with initial terms of 12 months or less are not recorded on our balance sheets and leases that contain non-lease components are combined with the lease components and accounted for as a single lease component.

Our lease agreements are negotiated on an individual basis and contain a variety of different terms and conditions. They generally do not contain any material residual value guarantees or material restrictive covenants. Certain lease agreements include rental payments adjusted periodically for inflation. Additionally, some of our leases include one or more options to renew, with renewal terms that can extend the lease term from one month to 10 years. Options to renew our lease terms are included in determining the right-of-use asset and lease liability when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. During the year ended December 31, 2021, we recorded expenses of $8.0 million for our operating leases, of which $0.4 million of expenses related to operating leases with initial terms of 12 months or less. We do not have any material leases, individually or in the aggregate, classified as a finance leasing arrangement.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. We used the incremental borrowing rate on January 1, 2019 for operating leases that commenced prior to that date. As of December 31, 2021, the weighted average remaining lease term and weighted average discount rate applied for our operating leases were 8 years and 7%, respectively.

As of December 31, 2021, our lease assets and lease liabilities consisted of the following (in thousands):

Leases	Classification	December 31, 2021
Assets
Operating lease assets	Operating lease right-of-use assets	$21,654

Liabilities
Operating - current	Current operating lease liabilities	$4,977
Operating - noncurrent	Long-term operating lease liabilities	26,723
Total lease liabilities		$31,700

As of December 31, 2021, maturities of our operating lease liabilities consisted of the following (in thousands):

Maturity of Operating Lease Liabilities	December 31, 2021
2022	$6,585
2023	5,515
2024	4,741
2025	4,570
2026	4,612
Thereafter	13,935
Total lease payments	39,958
Less: Imputed interest	8,258
Present value of lease liabilities	$31,700

The following table provides supplemental cash flow information related to leases for the year ended December 31, 2021 (in thousands):

Cash Flow Information	Classification	Year Ended December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities	Net cash provided by operating activities	$ 733
Leased assets obtained in exchange for new operating lease liabilities	Non-cash	2,132

Note 5. Discontinued Operations

We have continued to work toward our strategy to be a company that leverages technology and operational excellence to provide complete systems and process solutions in energy and industrial applications. Over the past several years, we have made significant progress in this journey by taking actions to protect our core business, develop important organizational capabilities, commercialize new products, solutions, and services and implement new processes to position Exterran for success. We are focused on optimizing our portfolio of products and services to better serve our global customers while providing a more attractive investment option for our investors. As we continue on this path, we decided that our U.S. compression fabrication business was non-core to our strategy going forward and during the third quarter of 2020, we entered into an agreement to sell the assets used to operate the business which closed on November 2, 2020. However, we did not sell certain items in inventory but expect to liquidate this inventory over time. During the third quarter of 2020, this business met the held for sale criteria and is now reflected as discontinued operations in our financial statements for all periods presented. The U.S. compression fabrication business was previously included in our product sales segment and has been reclassified to discontinued operations in our financial statements for all periods presented. Compression revenue from sales to international customers continues to be included in our product sales segment.

In addition, in connection with our review of options for the U.S. compression fabrication business, we reviewed the assets in this business compared to our estimate of future cash flows and recorded an impairment of $6.5 million in 2020 to adjust the carrying value to our estimate of fair market value. No impairment was recorded for 2021.

In the first quarter of 2016, we began executing the exit of our Belleli EPC business that has historically been comprised of engineering, procurement and construction for the manufacture of tanks for tank farms and the manufacture of evaporators and brine heaters for desalination plants in the Middle East (referred to as “Belleli EPC” or the “Belleli EPC business” herein) by ceasing the bookings of new orders. As of the fourth quarter of 2017, we had substantially exited our Belleli EPC business and, in accordance with GAAP, it is reflected as discontinued operations in our financial statements for all periods presented. Although we have reached mechanical completion on all remaining Belleli EPC contracts, we are still subject to risks and uncertainties potentially resulting from warranty obligations, customer or suppliers claims against us, settlement of claims against customers, completion of demobilization activities and litigation developments. The facility previously utilized to manufacture products for our Belleli EPC business has been repurposed to manufacture product sales equipment. As such, certain personnel, buildings, equipment and other assets that were previously related to our Belleli EPC business remain a part of our continuing operations. As a result, activities associated with our ongoing operations at our repurposed facility are included in continuing operations.

The following table summarizes the operating results of discontinued operations (in thousands):

	2021			2020
	Belleli	US		Belleli	US
	EPC	Compression	Total	EPC	Compression	Total

Revenue	$—	$6,147	$6,147	$2,482	$119,928	$122,410
Cost of sales (excluding depreciation and amortization expense)	(1,126)	7,497	6,371	(382)	113,248	112,866
Selling, general and administrative	723	413	1,136	(316)	9,901	9,585
Depreciation and amortization	—	—	—	—	1,767	1,767
Impairments	—	—	—	—	6,512	6,512
Restructuring and other charges	—	305	305	—	7,708	7,708
Interest expense	145	—	145	—	—	—
Other (income) expense, net	37	59	96	(292)	(650)	(942)
Provision for (benefit from) income taxes	(122)	—	(122)	186	—	186
Income (loss) from discontinued operations, net of tax	$343	$(2,127)	$(1,784)	$3,286	$(18,558)	$(15,272)

The following table summarizes the balance sheet data for discontinued operations (in thousands):

	December 31, 2021			December 31, 2020
	Belleli EPC	US Compression	Total	Belleli EPC	US Compression	Total

Accounts receivable	$268	$—	$268	$268	$3,171	$3,439
Inventory	—	14,853	14,853	—	21,107	21,107
Contract assets	—	271	271	—	458	458
Other current assets	166	—	166	213	108	321
Total current assets associated with discontinued operations	434	15,124	15,558	481	24,844	25,325
Property, plant and equipment, net	—	—	—	—	—	—
Intangible and other assets, net	1,689	—	1,689	1,606	—	1,606
Total assets associated with discontinued operations	$2,123	$15,124	$17,247	$2,087	$24,844	$26,931
Accounts payable	$35	$90	$125	$139	$5,093	$5,232
Accrued liabilities	1,578	376	1,954	2,939	5,037	7,976
Contract liabilities	198	22	220	197	302	499
Total current liabilities associated with discontinued operations	1,811	488	2,299	3,275	10,432	13,707
Other long-term liabilities	694	372	1,066	765	1,377	2,142
Total liabilities associated with discontinued operations	$2,505	$860	$3,365	$4,040	$11,809	$15,849

Note 6. Inventory

Inventory consisted of the following amounts (in thousands):

	December 31,
	2021	2020

Parts and supplies	$61,379	$65,576
Work in progress	38,528	41,020
Finished goods	2,587	3,241
Inventory	$102,494	$109,837

We recorded inventory write-downs for obsolete or slow moving inventory of $2.2 million during the years ended December 31, 2021 and 2020. As of December 31, 2021 and 2020, we had inventory reserves of $8.0 million and $7.7 million, respectively.

Note 7. Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following (in thousands):

	December 31,
	2021	2020

Compression equipment, processing facilities and other contract operations assets	$1,519,855	$1,562,528
Land and buildings	51,066	50,908
Transportation and shop equipment	53,371	54,763
Computer software	65,298	54,486
Other	41,061	40,305
	1,730,651	1,762,990
Accumulated depreciation	(1,125,694)	(1,029,768)
Property, plant and equipment, net	$604,957	$733,222

Depreciation expense was $165.8 million and $135.8 million during the years ended December 31, 2021 and 2020, respectively. Assets under construction of $34.0 million and $73.4 million as of December 31, 2021 and 2020, respectively, were primarily related to our contract operations business. During the years ended December 31, 2021 and 2020, we capitalized $0.7 million and $0.8 million of interest related to construction in process, respectively.

Note 8. Intangible and Other Assets, Net

Intangible and other assets, net, consisted of the following (in thousands):

	December 31,
	2021	2020

Intangible assets, net	$2,938	$4,138
Deferred financing costs	3,081	4,762
Long-term tax receivables	5,946	7,790
Long-term notes receivable	25,128	16,801
Long-term deposits	12,160	13,290
Contract fulfillment costs	9,460	17,745
Contract obtainment costs	6,142	3,078
Other	2,151	3,832
Intangibles and other assets, net	$67,006	$71,436

Intangible assets and deferred financing costs consisted of the following (in thousands):

	December 31, 2021		December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Deferred financing costs (1)	$13,998	$(10,917)	$13,998	$(9,236)
Customer related (17-20 year life)	33,544	(31,031)	39,649	(36,174)
Contract based (2-11 year life)	43,082	(42,657)	44,707	(44,044)
Intangible assets and deferred financing costs	$90,624	$(84,605)	$98,354	$(89,454)

(1) Represents debt issuance costs relating to our revolving credit facility. See Note 10 for further discussion regarding our revolving credit facility.

Amortization of deferred financing costs related to our revolving credit facility totaled $1.7 million and $1.8 million during the years ended December 31, 2021 and 2020, respectively, and was recorded to interest expense in our statements of operations. Amortization of intangible assets totaled $1.4 million and $1.6 million during the years ended December 31, 2021 and 2020, respectively.

Estimated future intangible amortization expense is as follows (in thousands):

2022	$953
2023	806
2024	898
2025	48
2026	51
Thereafter	182
Total	$2,938

Note 9. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2021	2020
Accrued salaries and other benefits	$46,229	$35,112
Accrued income and other taxes	27,665	21,260
Accrued demobilization costs	25,483	14,223
Accrued warranty expense	2,760	2,425
Accrued interest	5,464	5,577
Accrued other liabilities	30,224	15,807
Accrued liabilities	$137,825	$94,404

Our warranty expense was $1.0 million and $1.6 million during the years ended December 31, 2021 and 2020, respectively.

Note 10. Debt

Debt consisted of the following (in thousands):

	December 31,
	2021	2020
Revolving credit facility due October 2023	$225,000	$216,500
8.125% senior notes due May 2025	350,000	350,000
Other debt	1,397	—
Unamortized deferred financing costs of 8.125% senior notes	(3,212)	(4,175)
Total debt	573,185	562,325
Less: Amounts due within one year (1)	(1,397)	—
Long- term debt	$571,788	$562,325

(1) Short-term debt and the current portion of long-term debt are included in accrued liabilities in our balance sheets.

Revolving Credit Facility

On October 9, 2018, we and Exterran energy Solutions, L.P. (“EESLP”) entered into a Second Amended and Restated Credit Agreement, which among other things, increased the borrowing capacity under our revolving credit facility from $680.0 million to $700.0 million. The Second Amended and Restated Credit Agreement also extended the maturity date of our revolving credit facility to October 9, 2023.

On December 11, 2020, we and EESLP entered into a First Amendment to the Second Amended and Restated Credit Agreement (the “Amended Credit Agreement”), which among other things adjusted the definition of EBITDA used for our financial covenants to allow for anticipated earnings from new Contract Operations projects based on a pro-forma basis during the construction period and decreased the borrowing capacity under our revolving credit facility from $700.0 million to $650.0 million.

As of December 31, 2021, we had $225.0 million in outstanding borrowings and $52.2 million in outstanding letters of credit under our revolving credit facility. At December 31, 2021, taking into account guarantees through outstanding letters of credit, we had undrawn capacity of $372.8 million under our revolving credit facility. Our Amended Credit Agreement limits our Total debt to EBITDA ratio (as defined in the Amended Credit Agreement) on the last day of the fiscal quarter to no greater than 4.50 to 1.0. As a result of this limitation, $160.4 million of the $372.8 million of undrawn capacity under our revolving credit facility was available for additional borrowings as of December 31, 2021.

Revolving borrowings under the Amended Credit Agreement bear interest at a rate equal to, at our option, either the Base Rate or LIBOR (or EURIBOR, in the case of Euro-denominated borrowings) plus the applicable margin. “Base Rate” means the greatest of (a) the prime rate, (b) the federal funds effective rate plus 0.50% and (c) one-month LIBOR plus 1.00%. The applicable margin for revolving borrowings varies (i) in the case of LIBOR and EURIBOR loans, from 2.00% to 3.00% and (ii) in the case of Base Rate loans, from 1.00% to 2.00%, and in each case will be determined based on a total leverage ratio pricing grid. The weighted average annual interest rate on outstanding borrowings under the revolving credit facility at December 31, 2021 and 2020 was 3.1%, and 3.2% respectively.

We guarantee EESLP’s obligations under the revolving credit facility. In addition, EESLP’s obligations under the revolving credit facility are secured by (1) substantially all of our assets and the assets of EESLP and our Significant Domestic Subsidiaries (as defined in the Amended Credit Agreement), including certain real property, and (2) all of the equity interests of our U.S. restricted subsidiaries (other than certain excluded subsidiaries) (as defined in the Amended Credit Agreement) and 65% of the voting equity interests in certain of our first-tier foreign subsidiaries.

8.125% Senior Notes Due May 2025

In April 2017, our 100% owned subsidiaries EESLP and EES Finance Corp. issued $375.0 million aggregate principal amount of 8.125% senior unsecured notes due 2025 (the “2017 Notes”).The 2017 Notes are guaranteed by us on a senior unsecured basis.

The net proceeds of $367.1 million from the 2017 Notes issuance were used to repay all of the borrowings outstanding under the term loan facility and revolving credit facility and for general corporate purposes.

During the year ended December 31, 2020, we purchased and retired $25.0 million principal amount of our 2017 Notes for $21.5 million (including $0.3 million of accrued interest) resulting in a gain on extinguishment of debt of $3.6 million. The gain was calculated as the difference between the repurchase price and the carrying amount of the 2017 Notes, partially offset by $0.2 million in related deferred financing costs. The gain on extinguishment of debt is included as a separate item in our statements of operations.

Prior to May 1, 2020, we may redeem all or a portion of the 2017 Notes at a redemption price equal to the sum of (i) the principal amount thereof, and (ii) a make-whole premium at the redemption date, plus accrued and unpaid interest, if any, to the redemption date. In addition, we may redeem up to 35% of the aggregate principal amount of the 2017 Notes prior to May 1, 2020 with the net proceeds of one or more equity offerings at a redemption price of 108.125% of the principal amount of the 2017 Notes, plus any accrued and unpaid interest to the date of redemption, if at least 65% of the aggregate principal amount of the 2017 Notes issued under the indenture remains outstanding after such redemption and the redemption occurs within 180 days of the date of the closing of such equity offering. On or after May 1, 2020, we may redeem all or a portion of the 2017 Notes at redemption prices (expressed as percentages of principal amount) equal to 106.094% for the twelve-month period beginning on May 1, 2020, 104.063% for the twelve-month period beginning on May 1, 2021, 102.031% for the twelve-month period beginning on May 1, 2022 and 100.000% for the twelve-month period beginning on May 1, 2023 and at any time thereafter, plus accrued and unpaid interest, if any, to the applicable redemption date of the 2017 Notes.

Unamortized Debt Financing Costs

In connection with the issuance of the 2017 Notes, we incurred transaction costs of $7.9 million related to the issuance of the 2017 Notes. These costs are presented as a direct deduction from the carrying value of the 2017 Notes and are being amortized over the term of the 2017 Notes. Amortization of deferred financing costs relating to the 2017 Notes totaled $1.0 million during each of the years ended December 31, 2021 and 2020, and was recorded to interest expense in our statements of operations. During the year ended December 31, 2020, we incurred transaction costs of approximately $0.8 million related to the amendment of our revolving credit facility. Debt issuance costs relating to our revolving credit facility are included in intangible and other assets, net, and are being amortized over the term of the facility. See Note 8 for further discussion regarding the amortization of deferred financing costs related to our revolving credit facility.

Debt Compliance

The Amended Credit Agreement contains various covenants with which we, EESLP and our respective restricted subsidiaries must comply including, but not limited to, limitations on the incurrence of indebtedness, investments, liens on assets, repurchasing equity, distributions, transactions with affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. We are required to maintain, on a consolidated basis, a minimum interest coverage ratio (as defined in the Amended Credit Agreement) of 2.25 to 1.00; a maximum total leverage ratio (as defined in the Amended Credit Agreement) of 4.50 to 1.00; and a maximum senior secured leverage ratio (as defined in the Amended Credit Agreement) of 2.75 to 1.00. As of December 31, 2021, we were in compliance with all financial covenants under the Amended Credit Agreement.

Debt Maturity Schedule

Contractual maturities of debt (excluding interest to be accrued thereon) at December 31, 2021 are as follows (in thousands):

December 31, 2021

2022	$1,397
2023	225,000
2024	—
2025	350,000
2026	—
Thereafter	—
Total debt (1)	$576,397

(1) This amount includes the full face value of the 2017 Notes and does not include unamortized debt financing costs of $3.2 million as of December 31, 2021.

Note 11. Fair Value Measurements

The accounting standard for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories:

•	Level 1 — Quoted unadjusted prices for identical instruments in active markets to which we have access at the date of measurement.

•

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or prices vary substantially over time or among brokered market makers.

•

Level 3 — Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect our own assumptions regarding how market participants would price the asset or liability based on the best available information.

Recurring Fair Value Measurements

The following table presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020, with pricing levels as of the date of valuation (in thousands):

	December 31, 2021			December 31, 2020
	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)

Foreign currency derivatives liabilities	$—	$—	$—	$—	$—	$247

We are exposed to market risks associated with changes in foreign currency exchange rates, including foreign currency exchange rate changes recorded on intercompany obligations. From time to time, we may enter into foreign currency hedges to manage existing exposures to foreign exchange risk related to assets and liabilities recorded on our balance sheets including intercompany activity. As of December 31, 2021 we were a party to forward currency exchange contracts to mitigate exposure to the Argentine Peso. These contracts have a notional amount of zero as they settle on a daily basis and are cancellable at any time As of December 31, 2020, we were a party to forward currency exchange contracts to mitigate exposures to the Argentine Peso and Indonesian Rupiah with a total notional value of $23.5 million. These contracts expired at varying dates through February 2021. We did not designate these forward currency exchange contracts as hedge transactions. Changes in fair value and gains and losses on settlement on these forward currency exchange contracts are recognized in other (income) expense, net, in our statements of operations. As the December 31, 2021 contracts settle on a daily basis, it was not necessary to estimate the fair value of the current year foreign currency derivatives as nothing was recorded on the balance sheet as of December 31, 2021. For December 31, 2020, our estimate of fair value of foreign currency derivatives was determined using quoted forward exchange rates in active markets at December 31, 2020. Foreign currency derivative amounts as of December 31, 2020 were included in other accrued liabilities in our balance sheet. During the years ended December 31, 2021 and 2020, we recognized a loss of $3.8 million and $0.4 million, respectively, on forward currency exchange contracts.

Nonrecurring Fair Value Measurements

The following table presents our assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2021 and 2020 (in thousands):

	December 31, 2021			December 31, 2020
	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)

Impaired long-lived assets (1)	$—	$—	$—	$—	$—	$464
Long-term note receivable (2)	—	—	12,854	—	—	11,333

(1) Our estimate of the fair value of the impaired long-lived assets as of December 31, 2020 were primarily based on the expected net sale proceeds compared to other fleet units we sold and/or our estimate of fair value based on offers to purchase such assets; and the proceeds to be received from the customer.

(2) Our estimate of the fair value of a note receivable was discounted based on a settlement period of eight years and a discount rate of 12.5%. The undiscounted value of the note receivable, including interest, as of December 31, 2021 was $17.1 million.

Financial Instruments

Our financial instruments consist of cash, restricted cash, receivables, payables and debt. At December 31, 2021 and 2020, the estimated fair values of cash, restricted cash, receivables and payables approximated their carrying amounts as reflected in our balance sheets due to the short-term nature of these financial instruments.

The fair value of the 2017 Notes was estimated based on model derived calculations using market yields observed in active markets, which are Level 2 inputs. As of December 31, 2021 and 2020, the carrying amount of the 2017 Notes, excluding unamortized deferred financing costs, of $350.0 million for both years was estimated to have a fair value of $326.6 million and $297.0 million, respectively. Due to the variable rate nature of our revolving credit facility, the carrying value as of December 31, 2021 approximated the fair value as the rate was comparable to the then-current market rate at which debt with similar terms could have been obtained.

Note 12. Impairments

We review long-lived assets, including property, plant and equipment and identifiable intangibles that are being amortized, for impairment whenever events or changes in circumstances, including the removal of compressor units from our active fleet, indicate that the carrying amount of an asset may not be recoverable.

During the second quarter of 2021, we determined that there was no visibility to continuing a contract with a customer in the Latin America region. This contract included installation costs, deferred start-up costs and demobilization costs that were previously capitalized where it is highly unlikely we will generate future cash flows. As a result, we recorded an $8.0 million asset impairment to reduce the book value of these assets to zero, which is its estimated fair value as of December 31, 2021.

During the year ended December 31, 2020, in an effort to generate cash from idle assets and reduce holding costs, we reviewed the future deployment of our idle assets used in our contract operations segment for units that were not of the type, configuration, condition, make or model that are cost efficient to maintain and operate. Based on this review, we determined that certain idle compressor units and other assets would be retired from future service. The retirement of these units from the active fleet triggered a review of these assets for impairment. As a result, we recorded a $10.0 million asset impairment to reduce the book value of each unit to its estimated fair value during the year ended December 31, 2020. The fair value of each unit was estimated based on either the expected net sale proceeds compared to other fleet units we recently sold and/or a review of other units recently offered for sale by third parties, or the estimated component value or scrap value of each compressor unit.

During the third quarter of 2020, we impaired certain assets in Argentina due to the termination of a contract operations project where it was not cost effective to move the assets and try to utilize them with a different customer. As a result, we removed them from the fleet and recorded an impairment of $1.7 million to write-down these assets to their approximate fair values for the year ended December 31, 2020.

Note 13. Restructuring and Other Charges

In January 2022, Enerflex and Exterran announced a proposed merger to create an integrated global provider of energy infrastructure. As a result of this deal, we have already started incurring legal and other costs and will continue to incur such costs until the deal is finalized, which we expect to happen in the second or third quarter of 2022. We incurred restructuring and other charges associated with these activities of $1.1 million for the year ended December 31, 2021. These charges are reflected as restructuring and other charges in our statements of operations and accrued liabilities on our balance sheets. We estimate the total restructuring charges related to this plan will be approximately $15-20 million and represents our best estimate based on the facts and circumstances known at this time.

The energy industry’s focus on cash flow, capital discipline and improving returns has caused delays in the timing of new equipment orders. As a result, in the third quarter of 2019, we announced a cost reduction plan primarily focused on workforce reductions. We incurred restructuring and other charges associated with these activities of $0.2 million and $3.6 million for the years ended December 31, 2021 and 2020, respectively. These charges are reflected as restructuring and other charges in our statements of operations and accrued liabilities on our balance sheets. The cost reduction plan is substantially complete as of the end of 2021.

The following table summarizes the changes to our accrued liability balance related to restructuring and other charges for the years ended December 31, 2020 and 2021 (in thousands):

	Cost Reduction Plan	Business Combination Plan	Total

Ending balance at January 1, 2020	$2,281	$—	$2,281
Additions for costs expensed	3,550	—	3,550
Reductions for payments	(4,178)	—	(4,178)
Foreign exchange impact	(302)	—	(302)
Ending balance at December 31, 2020	1,351	—	1,351
Additions for costs expensed	194	1,144	1,338
Reductions for payments	(1,428)	—	(1,428)
Foreign exchange impact	56	—	56
Ending balance at December 31, 2021	$173	$1,144	$1,317

The following table summarizes the components of charges included in restructuring and other charges in our statements of operations for the years ended December 31, 2021 and 2020 (in thousands):

	Years Ended December 31,

	2021	2020

Employee termination benefits	$123	$986
Consulting fees	—	2,564
Legal Fees	71	—
Total restructuring and other charges	$194	$3,550

The following table summarizes the components of charges included in restructuring and other charges incurred since the start of the business combination plan in the fourth quarter of 2021 (in thousands):

Total

Legal fees	1,144
Total restructuring and other charges	$1,144

The following table summarizes the components of charges included in restructuring and other charges incurred since the announcement of the cost reduction plan in the second quarter of 2019 (in thousands):

Total

Employee termination benefits	$6,365
Consulting fees	3,205
Legal fees	71
Total restructuring and other charges	$9,641

Note 14. Provision for Income Taxes

The components of income (loss) before income taxes were as follows (in thousands):

	Years Ended December 31,

	2021	2020

United States	$(67,789)	$(56,163)
Foreign	(12,897)	(1,453)
Loss before income taxes	$(80,686)	$(57,616)

The provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,

	2021	2020

Current tax provision (benefit):
U.S. federal	$(118)	$(542)
State	190	70
Foreign	27,240	23,783
Total current	27,312	23,311
Deferred tax provision (benefit):
U.S. federal	—	(351)
State	(92)	(37)
Foreign	3,018	5,480
Total deferred	2,926	5,092
Provision for income taxes	$30,238	$28,403

The provision for income taxes for 2021 and 2020 resulted in effective tax rates on continuing operations of (37.5)% and (49.3)%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate are as follows (in thousands):

	Years Ended December 31,

	2021	2020

Income taxes at U.S. federal statutory rate of 21%	$(16,944)	$(12,099)
U.S. foreign tax credits	10,891	12,599
Unrecognized tax benefits	3,869	10,059
Change in valuation allowances	11,472	(13,331)
Nondeductible expenses	6,638	5,326
Change in tax rate	(1,297)	2,256
Foreign tax rate differential	(2,465)	4,079
Deferred tax adjustments	(807)	6,183
Foreign exchange differences	6,757	11,598
Withholding tax, net of U.S. benefit	3,227	3,651
Deemed and actual distributions	3,017	307
Return to provision adjustments	3,758	(414)
Other	2,122	(1,811)
Provision for income taxes	$30,238	$28,403

Deferred income tax balances are the direct effect of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are as follows (in thousands):

	Years Ended December 31,

	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$79,090	$73,377
Foreign tax credit carryforwards	58,269	69,160
Research and development credit carryforwards	31,734	31,734
Other business credit carryforwards	13,000	12,521
Deferred revenue	16,149	29,608
Accrued liabilities	13,610	8,354
Other	21,604	21,059
Subtotal	233,456	245,813
Valuation allowances	(207,724)	(197,725)
Total deferred tax assets	25,732	48,088
Deferred tax liabilities:
Property, plant and equipment	(13,333)	(33,919)
Other	(5,649)	(6,317)
Total deferred tax liabilities	(18,982)	(40,236)
Net deferred tax assets	$6,750	$7,852

At December 31, 2021, we had U.S. federal net operating loss carryforwards of approximately $144.7 million that are available to offset future taxable income. If not used, the carryforwards begin to expire in 2036. We also had approximately $158 million of net operating loss carryforwards in certain foreign jurisdictions (excluding discontinued operations), approximately $75.5 million of which has no expiration date, $15.8 million of which is subject to expiration from 2022 to 2026, and the remainder of which expires in future years through 2041. Our foreign jurisdictions in which we had significant net operating loss carryforwards include Brazil, Mexico, Canada, and Singapore. Foreign tax credit carryforwards of $58.3 million and research and development credits carryforwards of $31.3 million are available to offset future payments of U.S. federal income tax. The foreign tax credits will expire in varying amounts beginning in 2022 and research and development credits will expire in varying amounts beginning in 2028.

We record valuation allowances when it is more-likely-than-not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character and in the appropriate taxing jurisdictions in the future. If we do not meet our expectations with respect to taxable income, we may not realize the full benefit from our deferred tax assets which would require us to record a valuation allowance in our tax provision in future years. Management assesses all available positive and negative evidence to estimate our ability to generate sufficient future taxable income of the appropriate character, and in the appropriate taxing jurisdictions, to permit use of our existing deferred tax assets. A significant piece of objective negative evidence is a cumulative loss incurred over a three-year period in a taxing jurisdiction. Prevailing accounting practice is that such objective evidence would limit the ability to consider other subjective evidence, such as our projections for future growth. As of December 31, 2021, the majority of our valuation allowances are related to deferred tax assets in the U.S., Brazil, Nigeria, Canada and Mexico.

We consider the earnings of many of our foreign subsidiaries to be indefinitely reinvested, and accordingly, as of December 31, 2021, we have not provided for taxes on approximately $229.5 million of cumulative undistributed foreign earnings. If we were to make a distribution from the unremitted earnings of these subsidiaries, we could be subject to taxes payable to various jurisdictions. Computation of the potential deferred tax liability associated with these undistributed earnings and any other basis differences is not practicable. We also have cumulative undistributed foreign earnings of $306.1 million which we do not consider to be indefinitely reinvested and have provided deferred taxes with respect to these earnings to the extent the distributions would be taxable. If our expectations were to change regarding future tax consequences, we may be required to record additional deferred taxes that could have a material effect on our consolidated statement of financial position, results of operations or cash flows.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (including discontinued operations) is shown below (in thousands):

	Years Ended December 31,

	2021	2020

Beginning balance	$31,215	$23,339
Additions based on tax positions related to prior years	531	8,151
Additions based on tax positions related to current year	4,299	275
Reductions based on settlement with government authority	(390)	—
Reductions based on lapse of statute of limitations	(871)	(550)
Ending balance	$34,784	$31,215

We had $34.8 million and $31.2 million of unrecognized tax benefits at December 31, 2021 and 2020, respectively, which if recognized, would affect the effective tax rate (except for amounts that would be reflected in income (loss) from discontinued operations, net of tax). We have accrued $2.9 million and $3.3 million of interest and penalties associated with unrecognized tax benefits as of December 31, 2021 and 2020, respectively. We have released $(0.2) million and recorded $1.3 million of potential interest expense and penalties related to unrecognized tax benefits associated with uncertain tax positions (including discontinued operations) during December 31, 2021 and 2020, respectively. To the extent interest and penalties are not assessed with respect to unrecognized tax benefits, amounts accrued will be reduced and reflected as reductions in income tax expense.

We are subject to examination by taxing authorities throughout the world, including the U.S. and major foreign jurisdictions such as Argentina, Brazil and Mexico. With few exceptions, we and our subsidiaries are no longer subject to foreign income tax examinations for tax years before 2006. Several foreign audits are currently in progress and we do not expect any tax adjustments that would have a material impact on our financial position or results of operations.

We believe it is reasonably possible that a decrease of up to approximately $0.9 million in unrecognized tax benefits may be necessary on or before December 31, 2022 due to the cash and non-cash settlement of audits and the expiration of statutes of limitations. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of these matters may result in liabilities which could materially differ from these estimates.

Note 15. Stockholders’ Equity

Preferred Stock

We have authorized 50.0 million shares of preferred stock, $0.01 par value per share, none of which was issued and outstanding at December 31, 2021. Our board of directors is authorized to determine the rights, preferences, and restrictions on any series of preferred stock that we may issue.

Common Stock

We have authorized 250.0 million shares of common stock, $0.01 par value per share, of which 38,064,007 and 33,323,609 shares are issued and outstanding at December 31, 2021, respectively. Each share of common stock is entitled to a single vote. We have not declared or paid any dividends through December 31, 2021.

Share Repurchase Program

On February 20, 2019, our board of directors approved a share repurchase program under which the Company is authorized to purchase up to $100.0 million of its outstanding common stock through February 2022. The timing and method of any repurchases under the program will depend on a variety of factors, including prevailing market conditions among others. Purchases under the program may be suspended or discontinued at any time and we have no obligation to repurchase any amount of our common shares under the program. Shares of common stock acquired through the repurchase program are held in treasury at cost. During the years ended December 31, 2021 and 2020, we did not repurchase any shares under this program. As of December 31, 2021, the remaining authorized repurchase amount under the share repurchase program was $57.7 million.

Additionally, treasury stock purchased during the years ended December 31, 2021 and 2020 included shares withheld to satisfy employees’ tax withholding obligations in connection with vesting of restricted stock awards.

Comprehensive Income (Loss)

Components of comprehensive income (loss) are net income (loss) and all changes in stockholders’ equity during a period except those resulting from transactions with owners. Our accumulated other comprehensive income consists of foreign currency translation adjustments.

The following table presents the changes in accumulated other comprehensive income, net of tax, during the years ended December 31, 2020 and 2021 (in thousands):

Foreign Currency Translation Adjustment

Accumulated other comprehensive income, January 1, 2020	$35,346
Loss recognized in other comprehensive loss	(14,438)
Accumulated other comprehensive income, December 31, 2020	$20,908
Loss recognized in other comprehensive loss	(1,764)
Accumulated other comprehensive income, December 31, 2021	$19,144

Note 16. Stock-Based Compensation and Awards

Stock Incentive Plan

On February 20, 2020, our compensation committee and board of directors each approved the Exterran Corporation 2020 Omnibus Incentive Plan (the “2020 Plan”). The 2020 Plan replaced the Exterran Corporation 2015 Stock Incentive Plan and the Exterran Corporation 2015 Directors’ Stock and Deferral Plan, and became effective on May 8, 2020. The 2020 Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, other stock-based awards and dividend equivalents rights to employees, directors and consultants of Exterran Corporation. Under the 2020 Plan, members of our board of directors may elect, on an annual basis, to receive 25%, 50%, 75% or 100% of their annual retainer (the “Retainer”) in shares of our common stock in lieu of cash. The number of shares of our common stock issued to each director who elects to have a portion of their Retainer paid in shares in lieu of cash is determined by dividing the applicable dollar amount of such portion by the closing sales price per share of our common stock on the last trading day of the quarter. Any portion of the Retainer paid in cash will be paid to the director following the close of the calendar quarter for which such Retainer were earned. Under the 2020 Plan, members of the board of directors who elect to receive the Retainer in the form of shares may also elect to defer the receipt of the Retainer until a later date. The maximum aggregate number of shares of our common stock that may be issued under the 2020 Plan is 1,857,514 shares, of which 1,557,450 shares were available to be issued under the plan as of December 31, 2021. Awards granted under the 2020 Plan that are subsequently cancelled, terminated or forfeited are available for future grant.

Stock-based compensation expense relates to awards to employees, directors and consultants of Exterran Corporation. We account for forfeitures as they occur rather than applying an estimated forfeiture rate. The following table presents the stock-based compensation expense included in our results of operations (in thousands):

	Years Ended December 31,
	2021	2020

Stock options	$—	$—
Restricted stock, restricted stock units, performance units, cash settled restricted stock units and cash settled performance units	8,085	6,229
Restructuring and other charges—stock-based compensation expense	—	—
Total stock-based compensation expense	$8,085	$6,229

Stock Options

Stock options are granted at fair market value at the grant date, are exercisable according to the vesting schedule established and generally expire no later than 10 years after the grant date. Stock options generally vest one-third per year on each of the first three anniversaries of the grant date. There were no stock options granted during the years ended December 31, 2021 and 2020.

The table below presents the changes in stock option awards for our common stock during the year ended December 31, 2021.

	Stock Options (in thousands)	Weighted Average Exercise Price Per Share	Weighted Average Remaining Life (in years)	Aggregate Intrinsic Value (in thousands)

Options outstanding, January 1, 2021	30	$32.50	0.2	$—
Granted	—	—
Exercised	—	—
Cancelled	(30)	32.50

Options outstanding, December 31, 2021	—	—	0.0	$—
Options exercisable, December 31, 2021	—	—	0.0	—

Intrinsic value is the difference between the market value of our common stock and the exercise price of each stock option multiplied by the number of stock options outstanding for those stock options where the market value exceeds their exercise price.

Restricted Stock, Restricted Stock Units and Performance Units

For grants of restricted stock, restricted stock units and performance units, we recognize compensation expense over the applicable vesting period equal to the fair value of our common stock at the grant date. Grants of restricted stock, restricted stock units and performance units generally vest one-third per year on each of the first three anniversaries of the grant date. Certain grants of restricted stock vest on the third anniversary of the grant date and certain grants of performance units vest on the second anniversary of the grant date.

The table below presents the changes in restricted stock, restricted stock units and performance units for our common stock during the year ended December 31, 2021.

	Equity Awards		Liability Awards

	Shares (in thousands)	Weighted Average Grant-Date Fair Value Per Share	Shares (in thousands)	Weighted Average Grant-Date Fair Value Per Share

Non-vested awards, January 1, 2021	320	$16.02	1,198	$9.35
Granted	246	4.73	1,446	4.84
Vested	(342)	11.84	(371)	14.02
Cancelled	(14)	17.34	(99)	6.19
Non-vested awards, December 31, 2021	210	9.51	2,174	5.70

As of December 31, 2021, we estimate $3.7 million of unrecognized compensation cost related to unvested restricted stock, restricted stock units and performance units issued to our employees to be recognized over the weighted-average vesting period of 1.0 years.

Note 17. Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed using the two-class method, which is an earnings allocation formula that determines net income (loss) per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. Under the two-class method, basic net income (loss) per common share is determined by dividing net income (loss) after deducting amounts allocated to participating securities, by the weighted average number of common shares outstanding for the period. Participating securities include unvested restricted stock and restricted stock units that have non-forfeitable rights to receive dividends or dividend equivalents, whether paid or unpaid. During periods of net loss from continuing operations, no effect is given to participating securities because they do not have a contractual obligation to participate in our losses.

Diluted net income (loss) per common share is computed using the weighted average number of common shares outstanding adjusted for the incremental common stock equivalents attributed to outstanding options to purchase common stock and non-participating restricted stock units, unless their effect would be anti-dilutive.

The following table presents a reconciliation of basic and diluted net loss per common share for the years ended December 31, 2021 and 2020 (in thousands, except per share data):

	Years Ended December 31,

	2021	2020

Numerator for basic and diluted net loss per common share:
Loss from continuing operations	$(110,924)	$(86,019)
Income (loss) from discontinued operations, net of tax	(1,784)	(15,272)
Less: Net income attributable to participating securities	—	—
Net loss — used in basic and diluted net loss per common share	$(112,708)	$(101,291)

Weighted average common shares outstanding including participating securities	33,353	33,137
Less: Weighted average participating securities outstanding	(312)	(387)
Weighted average common shares outstanding — used in basic net loss per common share	33,041	32,750
Net dilutive potential common shares issuable:
On exercise of options and vesting of restricted stock units	*	*
Weighted average common shares outstanding — used in diluted net loss per common share	33,041	32,750

Net loss per common share:
Basic and diluted	$(3.41)	$(3.09)

*	Excluded from diluted net income (loss) per common share as their inclusion would have been anti-dilutive.

The following table shows the potential shares of common stock issuable for the years ended December 31, 2021 and 2020 that were excluded from computing diluted net income (loss) per common share as their inclusion would have been anti-dilutive (in thousands):

	Years Ended December 31,

	2021	2020

Net dilutive potential common shares issuable:
On exercise of options where exercise price is greater than average market value for the period	—	37
Net dilutive potential common shares issuable	—	37

Note 18. Retirement Benefit Plan

Our 401(k) retirement plan provides for optional employee contributions for certain employees who are U.S. citizens up to the Internal Revenue Service limit and discretionary employer matching contributions. We made discretionary matching contributions to each participant’s account at a rate of (i) 100.0% of each participant’s first 2% of contributions plus (ii) 50% of each participant’s contributions up to the next 4% of eligible compensation. Costs incurred for employer matching contributions of $1.1 million and $2.2 million during the years ended December 31, 2021 and 2020, respectively, are presented as selling, general and administrative expense in our statements of operations.

Note 19. Commitments and Contingencies

Contingencies

In addition to guarantees issued under our credit facility, we have agreements with financial institutions under which approximately $47.4 million of letters of credit or bank guarantees were outstanding as of December 31, 2021. These are put in place in certain situations to guarantee our performance obligations under contracts with counterparties.

In addition to U.S. federal, state and local and foreign income taxes, we are subject to a number of taxes that are not income-based. As many of these taxes are subject to audit by the taxing authorities, it is possible that an audit could result in additional taxes due. We accrue for such additional taxes when we determine that it is probable that we have incurred a liability and we can reasonably estimate the amount of the liability. As of December 31, 2021 and 2020, we had accrued $1.9 million and $3.5 million, respectively, for the outcomes of non-income-based tax audits. We had related indemnification receivables from Archrock of $1.5 million as of December 31, 2020 and no indemnification receivables from Archrock as of December 31, 2021. We do not expect that the ultimate resolutions of these audits will result in a material variance from the amounts accrued. We do not accrue for unasserted claims for tax audits unless we believe the assertion of a claim is probable, it is probable that it will be determined that the claim is owed and we can reasonably estimate the claim or range of the claim. We do not have any unasserted claims from non-income-based tax audits that we have determined are probable of assertion. We also believe the likelihood is remote that the impact of potential unasserted claims from non-income-based tax audits could be material to our financial position, but it is possible that the resolution of future audits could be material to our results of operations or cash flows for the period in which the resolution occurs.

Our business can be hazardous, involving unforeseen circumstances such as uncontrollable flows of natural gas or well fluids and fires or explosions. As is customary in our industry, we review our safety equipment and procedures and carry insurance against some, but not all, risks of our business. Our insurance coverage includes property damage, general liability, commercial automobile liability and other coverage we believe is appropriate. We believe that our insurance coverage is customary for the industry and adequate for our business; however, losses and liabilities not covered by insurance would increase our costs.

Additionally, we are substantially self-insured for workers’ compensation and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to the deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages.

Litigation and Claims

On December 19, 2020, we initiated arbitration in the International Court of Arbitration of the International Chamber of Commerce against Iberoamericana de Hidrocarburos, S.A. De C.V. (“IHSA”) to collect approximately $38 million owed to us under three agreements, plus future lost profits, interest, attorneys’ fees, and other damages as allowed under the contracts and/or Mexican law. The three agreements relate to contract operation services provided to IHSA by Exterran. After we stopped providing services due to IHSA’s nonpayment, on December 29, 2020, IHSA filed a lawsuit in the 129th Judicial District Court of Harris County, Texas, for tortious interference with a contract and prospective business relationships, claiming damages for lost profits, lost production, loss of equipment, loss of business opportunity, damage to business reputation and attorneys’ fees. On March 2, 2021, after we moved IHSA’s lawsuit to the United States District Court for the Southern District of Texas, IHSA voluntarily dismissed the lawsuit. On May 11, 2021, IHSA again filed a similar claim in the 164th Judicial District Court of Harris County, Texas, for tortious interference with a contract and prospective business relationships, seeking damage in excess of $1 million. We moved IHSA’s lawsuit to the United States District Court for the Southern District of Texas, where it is currently pending. The court granted Exterran’s motion to compel arbitration and stayed the lawsuit. On April 27, 2021, IHSA answered Exterran’s request for arbitration before the ICC and included a counterclaim for approximately $27 million allegedly resulting from breach of contract, operational deficiencies, lost production and lost profit. On September 13, 2021, IHSA served Exterran with a lawsuit filed with a court in Mexico seeking approximately $4.5 million for allegedly missing or damaged equipment. We filed a motion with the court in Mexico to compel IHSA to bring its claims in arbitration. Our motion remains pending before the court in Mexico. In addition, IHSA has orally threatened to draw certain bonds totaling approximately $12 million under one of the contracts for contract operation services. Based on currently available information we believe IHSA’s claims are without merit. However, Exterran and IHSA’s claims are in the early stages and the results cannot be predicted with certainty.

On July 5, 2021, Inesco Ingenieria & Construccion, S.A. (“Inesco”) filed a Demand for Arbitration in the ICC against Exterran Bolivia S.R.L. claiming it is owed approximately $13 million for certain goods and services allegedly provided to Exterran, delay damages, and increased expenses. Based on currently available information we believe Inesco’s claims are without merit; however, the results cannot be predicted with certainty.

On February 24, 2022, the Local Labor Board of the State of Tabasco in Mexico awarded a former employee of one of our subsidiaries approximately $119 million in connection with a dispute relating to the employee’s severance pay following his termination of employment. In March 2015, one of our subsidiaries terminated the employment of this employee and paid him the undisputed portion of his severance pay. This former employee subsequently filed a claim with the Local Labor Board alleging that he is entitled to additional compensation.

We believe the order of the Local Labor Board is in error and the employee’s case is completely without merit. More specifically, we believe that the Local Labor Board’s errors include, but are not limited to, failing to follow established Mexican law, ignoring undisputed factual admissions of the former employee, and confusing amounts in US dollars and Mexican pesos. As a result, we intend to appeal the order. While it is reasonably possible that we will incur some loss with respect to this matter, the Company believes that the ultimate resolution of this matter will not be material to the Company. We determined it is not probable that Exterran has incurred a loss under the applicable accounting standard (ASC Topic 450, Contingencies) as of December 31, 2021. As a result, we have not recorded a liability on the consolidated balance sheet with respect to this litigation.

In the ordinary course of business, we are involved in various pending or threatened legal actions. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from any of these actions will not have a material adverse effect on our financial position, results of operations or cash flows. However, because of the inherent uncertainty of litigation and arbitration proceedings, we cannot provide assurance that the resolution of any particular claim or proceeding to which we are a party will not have a material adverse effect on our financial position, results of operations or cash flows.

Indemnifications

In conjunction with, and effective as of the completion of, the spin-off (the “Spin-off) from Archrock, we entered into the separation and distribution agreement with Archrock, which governs, among other things, the treatment between Archrock and us relating to certain aspects of indemnification, insurance, confidentiality and cooperation. Generally, the separation and distribution agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Archrock’s business with Archrock. Pursuant to the agreement, we and Archrock will generally release the other party from all claims arising prior to the Spin-off that relate to the other party’s business, subject to certain exceptions. Additionally, in conjunction with, and effective as of the completion of, the Spin-off, we entered into the tax matters agreement with Archrock. Under the tax matters agreement and subject to certain exceptions, we are generally liable for, and indemnify Archrock against, taxes attributable to our business, and Archrock is generally liable for, and indemnify us against, all taxes attributable to its business. We are generally liable for, and indemnify Archrock against, 50% of certain taxes that are not clearly attributable to our business or Archrock’s business. Any payment made by us to Archrock, or by Archrock to us, is treated by all parties for tax purposes as a nontaxable distribution or capital contribution, respectively, made immediately prior to the Spin-off.

Pursuant to the separation and distribution agreement, EESLP contributed to a subsidiary of Archrock, Inc. (“Archrock”) the right to receive payments based on a notional amount corresponding to payments received by our subsidiaries from PDVSA Gas, S.A. (“PDVSA Gas”) in respect of the sale of our joint ventures’ previously nationalized assets promptly after such amounts are collected by our subsidiaries. Our balance sheets do not reflect this contingent liability to Archrock or the amount payable to us by PDVSA Gas as a receivable. As of December 31, 2021, the remaining principal amount due to us from PDVSA Gas in respect of the sale of our joint ventures’ previously nationalized assets was approximately $4 million. In subsequent periods, the recognition of a liability, if applicable, resulting from this contingency to Archrock is expected to impact equity, and as such, is not expected to have an impact on our statements of operations.

Note 20. Reportable Segments and Geographic Information

Our chief operating decision maker manages business operations, evaluates performance and allocates resources based upon the type of product or service provided. We have three reportable segments: contract operations, aftermarket services and product sales. In our contract operations segment, we provide processing, treating, compression and water treatment services through the operation of our natural gas compression equipment, crude oil and natural gas production and process equipment and water treatment equipment for our customers. In our aftermarket services segment, we sell parts and components and provide operations, maintenance, repair, overhaul, upgrade, startup and commissioning and reconfiguration services to customers who own their own oil and natural gas compression, production, processing, treating and related equipment. In our product sales segment, we design, engineer, manufacture, install and sell equipment used in the treating and processing of crude oil, natural gas, natural gas compression packages and water treatment equipment to our customers throughout the world and for use in our contract operations business line.

We evaluate the performance of our segments based on adjusted gross margin for each segment. Revenue only includes sales to external customers. We do not include intersegment sales when we evaluate our segments’ performance.

During the year ended December 31, 2021, Pearl Petroleum accounted for approximately 20%, and Petroleo Brasileiro, S.A. accounted for approximately 19% of our total revenue. During the year ended December 31, 2020, Petroleo Brasileiro, S.A. accounted for approximately 15%, and Pearl Petroleum accounted for 3% of our total revenue. No other customer accounted for more than 10% of our revenue in 2021 and 2020.

The following table presents revenue and other financial information by reportable segment for the years ended December 31, 2021 and 2020 (in thousands):

	Contract Operations	Aftermarket Services	Product Sales (4)	Reportable Segments Total	Other (1)	Total (2)

2021:
Revenue	$338,507	$109,033	$182,705	$630,245	$—	$630,245
Adjusted gross margin (3)	228,947	23,839	23,680	276,466	—	276,466
Total assets	590,100	23,337	86,756	700,193	461,757	1,161,950
Capital expenditures	27,826	133	168	28,127	11,426	39,553

2020:
Revenue	$338,423	$113,246	$161,392	$613,061	$—	$613,061
Adjusted gross margin (3)	233,041	25,531	3,294	261,866	—	261,866
Total assets	722,973	25,699	107,336	856,008	420,552	1,276,560
Capital expenditures	67,419	313	839	68,571	7,040	75,611

(1) Includes corporate related items.

(2) Totals exclude assets, capital expenditures and the operating results of discontinued operations.

(3) Adjusted gross margin is defined as revenue less cost of sales (excluding depreciation and amortization expense).

(4) The U.S. compression fabrication business that was previously included in our product sales segment it is now included in discontinued operations.

The following table presents assets from reportable segments reconciled to total assets as of December 31, 2021 and 2020 (in thousands):

	December 31,

	2021	2020

Assets from reportable segments	$700,193	$856,008
Other assets (1)	461,757	420,552
Assets associated with discontinued operations	17,247	26,931
Total assets	$1,179,197	$1,303,491

(1) Includes corporate related items.

The following tables present geographic data by country as of and for the years ended December 31, 2021 and 2020 (in thousands):

	Years Ended December 31,

	2021	2020

Revenue:
Iraq	$146,136	$39,697
Argentina	99,635	103,687
Bolivia	74,007	46,737
Brazil	61,129	67,685
Oman	60,411	71,753
Thailand	35,174	67,577
U.S.	13,996	44,632
Other international	139,757	171,293
Total	$630,245	$613,061

	December 31,

	2021	2020

Property, plant and equipment, net:
Oman	$184,973	$183,776
Argentina	129,625	148,772
Nigeria	75,488	59,564
Bolivia	60,215	112,744
U.S. and other International	154,656	228,366
Total	$604,957	$733,222

The following table reconciles total gross margin to total adjusted gross margin (in thousands):

	Years Ended December 31,

	2021	2020
Revenues	$630,245	$613,061
Cost of sales (excluding depreciation and amortization expenses)	353,779	351,195
Depreciation and amortization (1)	167,793	139,107
Total gross margin	108,673	122,759
Depreciation and amortization (1)	167,793	139,107
Total adjusted gross margin	$276,466	$261,866
(1)	Represents the portion only attributable to cost of sales.

EXTERRAN CORPORATION

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions		Balance at End of Period
Allowance for doubtful accounts deducted from accounts receivable in the balance sheets
December 31, 2021	$10,803	$1,098	$1,321	(1)	$10,580
December 31, 2020	6,019	4,784	—	(1)	10,803
Allowance for deferred tax assets not expected to be realized
December 31, 2021	$197,725	$15,302	$5,303	(2)	$207,724
December 31, 2020	213,034	4,780	20,089	(2)	197,725
(1)	Uncollectible accounts written off, net of recoveries.

(2) Reflects expected realization of deferred tax assets and amounts credited to other accounts for stock-based compensation excess tax benefits, expiring net operating losses, changes in tax rates and changes in currency exchange rates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Exterran Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Exterran Corporation and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive loss, of stockholders’ equity and of cash flows for the years then ended, including the related notes and schedule of valuation and qualifying accounts as of and for the years ended December 31, 2020 and 2019 appearing on page S-1 (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognized for Processing and Treating Equipment Contracts

As discussed in Note 3 to the consolidated financial statements, $56.2 million of the Company’s total revenues for the year ended December 31, 2020 was recognized from processing and treating equipment contracts. The Company recognizes revenue from the sale of processing and treating equipment over time based on the input method of percentage-of-completion accounting whereby the actual amounts incurred to date as a percentage of the estimated total is used as a basis for determining the extent to which performance obligations are satisfied. The recognition of revenue over time based on the input method of percentage-of-completion accounting depends largely on the ability to make reasonable dependable estimates related to the extent of progress toward completion of the contract, contract revenues and contract costs. To calculate the actual amounts incurred to date as a percentage of the estimated total, management uses significant judgment to estimate the total hours, costs and profit expected for each project.

The principal considerations for our determination that performing procedures relating to revenue recognized for processing and treating equipment contracts is a critical audit matter are (i) the significant judgment by management when developing the estimated hours or costs to complete and (ii) the significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the estimated hours or costs to complete for processing and treating equipment contracts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated hours or costs to complete for processing and treating equipment contracts. These procedures also included, among others (i) evaluating and testing management’s process for determining the estimated hours or costs to complete for a sample of contracts, which included evaluating the contracts and other documents that support those estimates, testing of underlying hours or costs, and testing the completeness and accuracy of data used in the estimate; (ii) evaluating management’s ability to reasonably estimate hours or costs by performing a comparison of the actual estimated hours or costs to prior period estimates, including evaluating the timely identification of circumstances that may warrant a modification to the estimated hours or costs, and (iii) evaluating management’s methodologies and the consistency of management’s methodologies over the life of the contracts.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

March 2, 2021

We have served as the Company’s auditor since 2019.

EXTERRAN CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value and share amounts)

	December 31,
	2020	2019
ASSETS

Current assets:
Cash and cash equivalents	$40,318	$16,683
Restricted cash	3,410	19
Accounts receivable, net of allowance of $10,803 and $6,019, respectively	198,028	179,158
Inventory (Note 6)	109,837	119,358
Contract assets (Note 3)	32,642	36,997
Other current assets	19,810	22,003
Current assets associated with discontinued operations (Note 5)	25,325	61,705
Total current assets	429,370	435,923
Property, plant and equipment, net (Note 7)	733,222	824,194
Long-term contract assets (Note 3)	33,563	16,280
Operating lease right-of-use assets (Note 4)	25,428	26,227

Deferred income taxes (Note 14)	8,866	13,994
Intangible and other assets, net (Note 8)	71,436	77,644
Long-term assets associated with discontinued operations (Note 5)	1,606	23,742

Total assets	$1,303,491	$1,418,004

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable, trade	$60,078	$82,864
Accrued liabilities (Note 9)	94,404	92,641
Contract liabilities (Note 3)	100,123	66,695
Current operating lease liabilities (Note 4)	6,340	5,819
Current liabilities associated with discontinued operations (Note 5)	13,707	78,626

Total current liabilities	274,652	326,645
Long-term debt (Note 10)	562,325	443,587
Deferred income taxes (Note 14)	1,014	993
Long-term contract liabilities (Note 3)	80,499	156,262
Long-term operating lease liabilities (Note 4)	29,868	30,189
Other long-term liabilities	57,159	48,749
Long-term liabilities associated with discontinued operations (Note 5)	2,142	2,041

Total liabilities	1,007,659	1,008,466

	December 31,
	2020	2019
Commitments and contingencies (Note 19)
Stockholders’ equity:
Preferred stock, $0.01 par value per share; 50,000,000 shares authorized; zero issued	—	—
Common stock, $0.01 par value per share; 250,000,000 shares authorized; 37,804,206 and 37,508,286 shares issued, respectively	378	375
Additional paid-in capital	750,506	747,622
Accumulated deficit	(418,529)	(317,238)
Treasury stock — 4,665,560 and 4,467,600 common shares, at cost, respectively	(57,431)	(56,567)
Accumulated other comprehensive income	20,908	35,346

Total stockholders’ equity (Note 15)	295,832	409,538

Total liabilities and stockholders’ equity	$1,303,491	$1,418,004

The accompanying notes are an integral part of these consolidated financial statements.

EXTERRAN CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended December 31,
	2020	2019
Revenues (Note 3):
Contract operations	$338,423	$368,126
Aftermarket services	113,246	129,217
Product sales	161,392	298,668

	613,061	796,011
Costs and expenses:
Cost of sales (excluding depreciation and amortization expense):
Contract operations	105,382	128,163
Aftermarket services	87,715	95,607
Product sales	158,098	257,828
Selling, general and administrative	123,406	141,733
Depreciation and amortization	145,043	158,302
Impairments (Note 12)	11,648	52,567
Restructuring and other charges (Note 13)	3,550	6,194
Interest expense	38,817	38,620
Gain on extinguishment of debt (Note 10)	(3,571)	—
Other (income) expense, net	589	(392)

	670,677	878,622

	Years Ended December 31,
	2020	2019
Loss before income taxes	(57,616)	(82,611)
Provision for income taxes (Note 14)	28,403	25,290

Loss from continuing operations	(86,019)	(107,901)
Income (loss) from discontinued operations, net of tax (Note 5)	(15,272)	5,524

Net loss	$(101,291)	$(102,377)

Basic and diluted net loss per common share (Note 17):
Loss from continuing operations per common share	$(2.63)	$(3.15)
Income (loss) from discontinued operations per common share	(0.46)	0.16

Net loss per common share	$(3.09)	$(2.99)

Weighted average common shares outstanding used in net loss per common share (Note 17):
Basic and diluted	32,750	34,283

The accompanying notes are an integral part of these consolidated financial statements.

EXTERRAN CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Years Ended December 31,
	2020	2019
Net loss	$(101,291)	$(102,377)
Other comprehensive loss:
Foreign currency translation adjustment	(14,438)	(2,885)

Comprehensive loss	$(115,729)	$(105,262)

The accompanying notes are an integral part of these consolidated financial statements.

EXTERRAN CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Accumulated Other Comprehensive Income	Total
	Shares	Amount			Shares	Amount
Balance at January 1, 2019	36,868,066	$369	$734,458	$(208,677)	(721,280)	$(11,560)	$38,231	$552,821
Cumulative-effect adjustment from adoption of ASC 842 (Note 4)				(6,184)				(6,184)
Net loss				(102,377)				(102,377)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Accumulated Other Comprehensive Income	Total
	Shares	Amount			Shares	Amount
Foreign currency translation adjustment							(2,885)	(2,885)
Transfer from Archrock, Inc.			420					420
Treasury stock purchased					(3,746,320)	(45,007)		(45,007)
Stock-based compensation, net of forfeitures	640,220	6	12,744					12,750

Balance at December 31, 2019	37,508,286	$375	$747,622	$(317,238)	(4,467,600)	$(56,567)	$35,346	$409,538
Net loss				(101,291)				(101,291)
Foreign currency translation adjustment							(14,438)	(14,438)
Treasury stock purchased					(197,960)	(864)		(864)
Stock-based compensation, net of forfeitures	295,920	3	2,884					2,887

Balance at December 31, 2020	37,804,206	$378	$750,506	$(418,529)	(4,665,560)	$(57,431)	$20,908	$295,832

The accompanying notes are an integral part of these consolidated financial statements.

EXTERRAN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(101,291)	$(102,377)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	145,043	158,302
Impairments	11,648	52,567
Amortization of deferred financing costs	2,828	2,512
(Income) loss from discontinued operations, net of tax	15,272	(5,524)
Provision for doubtful accounts	4,784	32
Gain on sale of property, plant and equipment	(475)	(1,797)
Gain on remeasurement of intercompany balances	(4,120)	(287)
Loss on foreign currency derivatives	402	794
Gain on extinguishment of debt	(3,571)	—
Stock-based compensation expense	2,887	12,750
Deferred income tax provision (benefit)	5,092	(10,007)
Changes in assets and liabilities:
Accounts receivable and notes	(24,764)	37,896

	Years Ended December 31,
	2020	2019
Inventory	8,719	(11,465)
Contract assets and contract liabilities, net	(49,211)	55,549
Other current assets	5,053	20,331
Accounts payable and other liabilities	(19,400)	(14,866)
Other	6,063	3,863

Net cash provided by continuing operations	4,959	198,273
Net cash used in discontinued operations	(42,570)	(19,547)

Net cash provided by (used in) operating activities	(37,611)	178,726

Cash flows from investing activities:
Capital expenditures	(75,611)	(189,037)
Proceeds from sale of property, plant and equipment	316	7,315
Settlement of foreign currency derivatives	—	(794)

Net cash used in continuing operations	(75,295)	(182,516)
Net cash provided by discontinued operations	20,996	8,110

Net cash used in investing activities	(54,299)	(174,406)

Cash flows from financing activities:
Proceeds from borrowings of debt	411,000	642,500
Repayments of debt	(289,812)	(603,951)
Cash transfer from Archrock, Inc.	—	420
Payments for debt issuance costs	(822)	—
Purchases of treasury stock	(864)	(45,007)

Net cash provided by (used in) financing activities	119,502	(6,038)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(566)	(1,058)

Net increase (decrease) in cash, cash equivalents and restricted cash	27,026	(2,776)
Cash, cash equivalents and restricted cash at beginning of period	16,702	19,478

Cash, cash equivalents and restricted cash at end of period	$43,728	$16,702

Supplemental disclosure of cash flow information:
Income taxes paid, net	$18,610	$30,436

Interest paid, net of capitalized amounts	$36,284	$35,891

Supplemental disclosure of non-cash transactions:
Accrued capital expenditures	$3,098	$4,561

The accompanying notes are an integral part of these consolidated financial statements.

EXTERRAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Basis of Presentation

Description of Business

Exterran Corporation (together with its subsidiaries, “Exterran Corporation,” the “Company,” “our,” “we” or “us”), a Delaware corporation formed in March 2015, is a global systems and process company offering solutions in the oil, gas, water and power markets. We are a leader in natural gas processing and treatment and compression products, solutions and services, providing critical midstream infrastructure solutions to customers throughout the world. We provide our products, solutions, and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators. Our manufacturing facilities are located in the United States of America (“U.S.”), Singapore and the United Arab Emirates. We operate in three primary business lines: contract operations, aftermarket services and product sales. In our contract operations business line, we provide processing, treating, compression and water treatment services through the operation of our crude oil and natural gas production and process equipment and natural gas compression equipment and water treatment equipment for our customers. In our aftermarket services business line, we sell parts and components and provide operations, maintenance, repair, overhaul, upgrade, startup and commissioning and reconfiguration services to customers who own their own oil and natural gas compression, production, processing, treating and related equipment. In our product sales business line, we design, engineer, manufacture, install and sell equipment used in the treating and processing of crude oil, natural gas, natural gas compression packages and water to our customers throughout the world and for use in our contract operations business line. We also offer our customers, on either a contract operations basis or a sale basis, the engineering, design, project management, procurement and construction services necessary to incorporate our products into production, processing and compression facilities, which we refer to as integrated projects.

Basis of Presentation

The accompanying consolidated financial statements of Exterran Corporation included herein have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”).

We refer to the consolidated financial statements collectively as “financial statements,” and individually as “balance sheets,” “statements of operations,” “statements of comprehensive income (loss),” “statements of stockholders’ equity” and “statements of cash flows” herein.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus (“COVID-19”) a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption across most industries. Efforts to mitigate the spread of COVID-19 have also resulted in decreased energy demand and additional weakness in energy pricing. To help control the spread of the virus and protect the health and safety of our employees and customers, we began temporarily closing our locations or modifying operating hours in our locations around the world. This was in response to governmental requirements including “stay-at-home” orders and similar mandates and in some of our locations we voluntarily went beyond the requirements of local government authorities. The broader implications of COVID-19 on our long-term future results of operations and overall financial condition remains uncertain. Due to the rapid market deterioration during the three months ended March 31, 2020, we concluded that a trigger existed and that we should evaluate our long-term assets for impairment. Therefore, we updated our impairment analysis and concluded that no impairment existed during the three months ended March 31, 2020. No triggering events were identified subsequent to March 31, 2020.

Note 2. Significant Accounting Policies

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expenses, as well as the disclosures of contingent assets and liabilities. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Significant estimates are required for contracts within our product sales segments that are accounted for based largely on our estimates on the extent of progress toward completion of the contracts, contract revenues and contract costs. As of December 31, 2020, we have made these significant estimates on all of our ongoing contracts. However, it is possible that current estimates could change due to unforeseen events, which could result in adjustments to our estimates. Variations from estimated contract performance could result in material adjustments to operating results. Management believes that the estimates and assumptions used are reasonable.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2020 and 2019 consists of cash that contractually is not available for immediate use. Restricted cash is presented separately from cash and cash equivalents in our balance sheets.

Revenue Recognition

Revenue is recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. See Note 3 for further discussion on revenue recognition.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. We believe that the credit risk in temporary cash investments is limited because our cash is held in accounts with multiple financial institutions. We record trade accounts receivable at the amount we invoice our customers, net of allowance for doubtful accounts. Trade accounts receivable are due from companies of varying sizes engaged principally in oil and natural gas activities throughout the world. We review the financial condition of customers prior to extending credit and generally do not obtain collateral for trade receivables. Payment terms are on a short-term basis and in accordance with industry practice. We consider this credit risk to be limited due to these companies’ financial resources, the nature of products, solutions, and services we provide and the terms of our contract operations customer service agreements.

We maintain allowances for doubtful accounts for estimated losses resulting from our customers’ inability to make required payments. The determination of the collectibility of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers’ payment history and current creditworthiness to determine that collectibility is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make judgments and estimates regarding our customers’ ability to pay amounts due to us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. We review the adequacy of our allowance for doubtful accounts quarterly. We determine the allowance needed based on historical write-off experience and by evaluating significant balances aged greater than 90 days individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended December 31, 2020, and 2019, we recorded bad debt expense of $4.8 million, and $0.1 million, respectively. The increase in bad debt expenses during the year ended December 31, 2020 was primarily due to the expected impact of energy prices and COVID-19 on our customers.

Inventory

Inventory consists of parts used for manufacturing or maintenance of natural gas compression equipment, production equipment, processing and treating equipment and facilities and parts held for sale. Inventory is stated at the lower of cost and net realizable value using the average cost method. A write-down is recorded against inventory balances for estimated obsolete and slow moving items based on specific identification, historical experience and management estimates of market conditions and production requirements.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and depreciated using the straight-line method over their estimated useful lives as follows:

Compression equipment, processing facilities and other contract operations assets	3 to 23 years
Buildings	20 to 35 years
Transportation, shop equipment and other	3 to 10 years

Installation costs capitalized on contract operations projects are generally depreciated over the life of the underlying contract. Major improvements that extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. When property, plant and equipment is sold, or otherwise disposed of, the gain or loss is recorded in other (income) expense, net. Interest is capitalized during the construction period on equipment and facilities that are constructed for use in our operations. The capitalized interest is included as part of the cost of the asset to which it relates and is amortized over the asset’s estimated useful life.

Computer Software

Certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software, which ranges from three to five years. Costs related to the preliminary project stage and the post-implementation/operation stage of an internal-use computer software development project are expensed as incurred. Capitalized software costs are included in property, plant and equipment, net, in our balance sheets.

Long-Lived Assets

We review long-lived assets such as property, plant and equipment and identifiable intangibles subject to amortization for impairment whenever events or changes in circumstances, including the removal of compressor units from active service, indicate that the carrying amount of an asset may not be recoverable. An impairment loss may exist when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When necessary, the excess of the asset’s carrying value as compared to its estimated fair value is recognized as an impairment in the period in which the impairment occurred. Identifiable intangibles are amortized over the assets’ estimated useful lives.

Demobilization

The majority of our contract operations services contracts contain contractual requirements for us to perform demobilization activities at the end of the contract, with the scope of those activities varying by contract. Demobilization activities typically include, among other requirements, civil work and the removal of our equipment and installation from the customer’s site. Demobilization activities represent costs to fulfill obligations under our contracts and are not considered distinct within the context of our contract operations services contracts. Accrued demobilization costs are recorded, if applicable, at the time we become contractually obligated to perform these activities, which generally occurs upon our completion of the installation and commissioning of our equipment at the customer’s site. We record accrued demobilization costs as a liability and an equivalent demobilization asset as a capitalized fulfillment cost. Accrued demobilization costs are subsequently increased by interest accretion throughout the expected term of the contract. During the years ended December 31, 2020 and 2019, we recorded $2.5 million and $2.2 million, respectively, in accretion expense, which is reflected in depreciation and amortization expense in our statements of operations. Demobilization assets are amortized on a straight-line basis over the expected term of the contract. Any difference between the actual costs realized for the demobilization activities and the estimated liability established are recognized in cost of sales in our statement of operations.

Other (Income) Expense, Net

Other (income) expense, net, is primarily comprised of gains and losses from the remeasurement of our international subsidiaries’ net assets exposed to changes in foreign currency rates, short-term investments and the sale of used assets.

Income Taxes

Our operations are subject to U.S. federal, state and local and foreign income taxes. We and our subsidiaries file consolidated and separate income tax returns in the U.S. federal jurisdiction and in numerous state and foreign jurisdictions.

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more-likely-than-not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with the accounting standard on income taxes under a two-step process whereby (1) we determine whether it is more-likely-than-not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Foreign Currency Translation

The financial statements of our subsidiaries outside the U.S., except those for which we have determined that the U.S. dollar is the functional currency, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates in effect at the balance sheet date. Income and expense items are translated at average monthly exchange rates. The resulting gains and losses from the translation of accounts into U.S. dollars are included in accumulated other comprehensive income in our balance sheets. For all subsidiaries, gains and losses from remeasuring foreign currency accounts into the functional currency are included in other (income) expense, net, in our statements of operations. We recorded foreign currency losses of $5.9 million and $3.8 million during the years ended December 31, 2020 and 2019, respectively. Included in our foreign currency losses were non-cash gains of $4.1 million and of $0.3 million during the years ended December 31, 2020 and 2019, respectively, from foreign currency exchange rate changes recorded on intercompany obligations.

Recent Accounting Pronouncements

We consider the applicability and impact of all Accounting Standard Updates (“ASUs”). ASUs not listed below were assessed and determined to be not applicable.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). The update changes the impairment model for most financial assets and certain other instruments, including trade and other receivables, held-to-maturity debt securities and loans, and requires entities to use a new forward-looking expected loss model that will result in the earlier recognition of allowance for losses. On January 1, 2020, we adopted this update using a modified retrospective approach. The adoption of this update was immaterial to our financial statements. For more information regarding the allowance for doubtful accounts, see Note 3.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The update modifies the disclosure requirements on fair value measurements by removing, modifying and adding certain disclosure requirements. On January 1, 2020, we adopted this update. The adoption of this update was immaterial to our financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”): Simplifying the Accounting for Income Taxes. The update simplifies the accounting for income taxes and is effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted. While we are continuing to assess the potential impact of the update, we do not expect ASU 2019-12 will have a material impact to our financial statements.

Note 3. Revenue

Disaggregation of Revenue

The following tables present disaggregated revenue by product and service lines and by geographical regions for the years ended December 31, 2020 and 2019 (in thousands):

	Year Ended December 31,
Revenue by Products and Services	2020	2019
Contract Operations Segment:

Contract operations services (1)	$338,423	$368,126

Aftermarket Services Segment:
Operation and maintenance services (1)	$51,123	$53,944
Part sales (2)	43,503	49,721
Other services (1)	18,620	25,552

Total aftermarket services	$113,246	$129,217

Product Sales Segment(3):
Compression equipment (1)	$86,662	$18,468
Processing and treating equipment (1)	56,220	257,477
Production equipment (2)	1,176	2,458
Other product sales (1) (2)	17,334	20,265

Total product sales revenues	$161,392	$298,668

Total revenues	$613,061	$796,011

(1)Revenue recognized over time.

(2)Revenue recognized at a point in time.

(3)Compression equipment includes sales to customers outside of the U.S. The compression fabrication business for sales to U.S. customers, which was previously included in our product sales segment, is now included in discontinued operations.

	Year Ended December 31,
Revenue by Geographical Regions	2020	2019
North America	$44,671	$110,096
Latin America	259,948	320,249
Middle East and Africa	226,083	319,866
Asia Pacific	82,359	45,800

Total revenues	$613,061	$796,011

The North America region is primarily comprised of our operations in the U.S. The Latin America region is primarily comprised of our operations in Argentina, Bolivia, Brazil and Mexico. The Middle East and Africa region is primarily comprised of our operations in Bahrain, Iraq, Oman, Nigeria and the United Arab Emirates. The Asia Pacific region is primarily comprised of our operations in China, Indonesia, Singapore and Thailand.

Revenue is recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. The following is a description of principal activities from which we generate revenue.

Contract Operations Segment

In our contract operations business, we provide processing and treating and compression services through the operation of our crude oil and natural gas production and process equipment and natural gas compression equipment for our customers. In addition to these services, we also offer water generation treatment and power generation solutions to our customers on a stand-alone basis or integrated into our natural gas and crude oil production and processing solutions or natural gas compression. Our services include the provision of personnel, equipment, tools, materials and supplies to meet our customers’ oil and natural gas production and processing and natural gas compression service needs and water treatment service needs. Activities we may perform in meeting our customers’ needs include engineering, designing, sourcing, constructing, installing, operating, servicing, repairing, maintaining and demobilizing equipment owned by us necessary to provide these services. Contract operations services represent a series of distinct monthly services that are substantially the same, with the same pattern of transfer to the customer. Because our customers benefit equally throughout the service period and our efforts in providing contract operations services are incurred relatively evenly over the period of performance, revenue is recognized over time using a time based measure as we provide our services to the customer. Our contracts generally require customers to pay a monthly service fee, which may contain variable consideration such as production or volume based fees, guaranteed run rates, performance bonuses or penalties, liquidated damages and standby fees. Variable considerations included in our contracts are typically resolved on a monthly basis, and as such, variable considerations included in our contracts are generally allocated to each distinct month in the series within the contract. In addition, our contracts may include billings prior to or after the performance of our contract operations services that are not considered distinct within the context of our contracts, such as mobilization and demobilization revenue. Consideration that does not relate to a distinct good or service are allocated to the contract operations services performance obligation and recognized as revenue on a straight-line basis over the contract term.

We generally enter into contracts with our contract operations customers with initial terms ranging between three to 12 years. In many instances, we are able to renew those contracts prior to the expiration of the initial term and in other instances, we may sell the underlying assets to our customers pursuant to purchase options or negotiated sale agreements. As of December 31, 2020, we had contract operations services contracts with unsatisfied performance obligations (commonly referred to as backlog) extending through the year 2029. The total aggregate transaction price allocated to the unsatisfied performance obligations as of December 31, 2020 was approximately $1.1 billion, of which approximately $283 million is expected to be recognized in 2021, $213 million is expected to be recognized in 2022, $160 million is expected to be recognized in 2023, $135 million is expected to be recognized in 2024 and $106 million is expected to be recognized in 2025. These amounts do not include anticipated contract renewals. Additionally, contracts that currently contain month-to-month terms are represented in our backlog as one month of unsatisfied performance obligations. Our contracts are subject to cancellation or modification at the election of the customer; however, due to the level of capital deployed by our customers on underlying projects, we have not been materially adversely affected by contract cancellations or modifications in the past.

If the primary component of our contract operations contracts is the lease component, the contracts are accounted for as operating leases. For these contracts, revenues are recognized on a straight-line basis. As of December 31, 2020, the total value of our contract operations backlog accounted for as operating leases was approximately $149 million, of which $33 million is expected to be recognized in 2021, $44 million is expected to be recognized in 2022, $44 million is expected to be recognized in 2023 and $28 million is expected to be recognized in 2024. Contract operations revenues recognized as operating leases for the year ended December 31, 2020 was approximately $35 million.

Aftermarket Services Segment

In our aftermarket services business, we sell parts and components and provide operations, maintenance, repair, overhaul, upgrade, startup and commissioning and reconfiguration services to customers who own their own oil and natural gas compression, production, processing, treating and related equipment. Our services range from routine maintenance services and parts sales done on a transactional basis to the full operation and maintenance of customer-owned equipment under long-term agreements.

Operations and maintenance services: Operation and maintenance services include personnel to run the equipment and monitor the outputs of the equipment, along with performing preventative or scheduled maintenance on customer-owned equipment. Operation and maintenance services represent a series of distinct monthly services that are substantially the same, with the same pattern of transfer to the customer. Because our customers benefit equally throughout the service period and our efforts in providing operation and maintenance services are incurred relatively evenly over the period of performance, revenue is recognized over time using a time based measure as we provide our services to the customer. Our contracts generally require customers to pay a monthly service fee, which may contain variable consideration such as production or volume based fees and performance bonuses or penalties. Variable considerations included in our contracts are typically resolved on a monthly basis, and as such, variable considerations included in our contracts are generally allocated to each distinct month in the series within the contract. We generally enter into contracts with our operation and maintenance customers with initial terms ranging between one to four years, and in some cases, in excess of five years. In many instances, we are able to renew those contracts prior to the expiration of the initial term.

Parts sales: We offer our customers a full range of parts needed for the maintenance, repair and overhaul of oil and natural gas equipment, including natural gas compressors, industrial engines and production and processing equipment. We recognize revenue from parts sales at a point in time following the transfer of control of such parts to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contract. Our contracts require customers to pay a fixed fee upon shipment or delivery of the parts.

Other services: Within our aftermarket services segment we also provide a wide variety of other services such as overhaul, commissioning, upgrade and reconfiguration services on customer-owned equipment. Overhaul services provided to customers are intended to return the major components to a “like new” condition without significantly modifying the applications for which the units were designed. Commissioning services that we provide to our customers generally include supervision and the introduction of fluids or gases into the systems to test vibrations, pressures and temperatures to ensure that customer-owned equipment is operating properly and is ready for start-up. Upgrade and reconfiguration services modify the operating parameters of customer-owned equipment such that the equipment can be used in applications for which it previously was not suited. Generally, the wide array of other services provided within the aftermarket services segment are expected to be completed within a six month period. Individually these services are generally distinct within the context of the contract and are not highly interdependent or interrelated with other service offerings. We recognize revenue for services related to performance obligations satisfied over time based on the input method of percentage-of completion accounting whereby the actual amounts incurred to date as a percentage of the estimated total is used as a basis for determining the extent to which performance obligations are satisfied. Our contracts generally require customers to pay a service fee that is either fixed or on a time and materials basis, which may include progress billings.

Our aftermarket services contracts are subject to cancellation or modification at the election of the customer.

Product Sales Segment

In our product sales segment, we design, engineer, manufacture, install and sell equipment used in the treating and processing of crude oil, natural gas, natural gas compression packages and water treatment equipment primarily to major and independent oil and natural gas producers as well as national oil and natural gas companies around the world.

Compression equipment: We design, engineer, manufacture and sell skid-mounted natural gas compression equipment to meet standard or unique customer specifications. We recognize revenue from the sale of compression equipment over time based on the input method of percentage-of completion accounting whereby the actual amounts incurred to date as a percentage of the estimated total is used as a basis for determining the extent to which performance obligations are satisfied. Compression equipment manufactured for our customers are specifically designed and engineered to our customers’ specification and do not have an alternative use to us. Our contracts include a fixed fee and require our customers to make progress payments based on completion of contractual milestones during the life cycle of the manufacturing process. Our contracts provide us with an enforceable right to payment for work performed to date. Components of variable considerations exist in certain of our contracts and may include unpriced change orders, liquidated damages and performance bonuses or penalties. Typically, we expect the manufacturing of our compressor equipment to be completed within a three to 12 month period.

Processing and treating equipment: Processing and treating equipment sold to our customers consists of custom-engineered processing and treating plants, such as refrigeration, amine, cryogenic and natural gas processing plants. The manufacturing of processing and treating equipment generally represents a single performance obligation within the context of the contract. We recognize revenue from the sale of processing and treating equipment over time based on the input method of percentage-of completion accounting whereby the actual amounts incurred to date as a percentage of the estimated total is used as a basis for determining the extent to which performance obligations are satisfied. Processing and treating equipment manufactured for our customers are specifically designed and engineered to our customers’ specification and do not have an alternative use to us. Our contracts include a fixed fee and require our customers to make progress payments based on our completion of contractual milestones during the life cycle of the manufacturing process. Our contracts provide us with an enforceable right to payment for work performed to date. Components of variable considerations exist in certain of our contracts and may include unpriced change orders, liquidated damages and performance bonuses or penalties. Typically, we expect the manufacturing of our processing and treating equipment to be completed within a six to 24 month period.

Other product sales: Within our product sales segment we also provide for the sale of standard and custom water treatment equipment and floating production storage and offloading equipment and supervisor site work services. We recognize revenue from the sale of standard water treatment equipment at a point in time following the transfer of control of such equipment to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contract. We recognize revenue from the sale of custom water treatment equipment and floating production and storage and offloading equipment and supervisor site work services over time based on the input method of percentage-of completion accounting.

Product sales contracts that include engineering, design, project management, procurement, construction and installation services necessary to incorporate our products into production, processing and compression facilities are treated as a single performance obligation due to the services that significantly integrate each piece of equipment into the combined output contracted by the customer.

We provide assurance-type warranties on certain equipment in our product sales contracts. These warranties generally do not constitute a separate performance obligation. Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized, or in the period that a specific issue arises as to the functionality of a product. The determination of such reserves requires that we make estimates of expected costs to repair or to replace the products under warranty. The amounts of the reserves are based on established terms and our best estimate of the amounts necessary to settle future and existing claims on product sales as of the balance sheet date. If actual repair and replacement costs differ significantly from estimates, adjustments to recognize additional cost of sales may be required in future periods.

As of December 31, 2020, the total aggregate transaction price allocated to the unsatisfied performance obligations for product sales contracts was approximately $465 million, of which approximately $177 million is expected to be recognized in 2021, approximately $175 million is expected to be recognized in 2022 and the remainder is expected to be recognized after 2022. Our contracts are subject to cancellation or modification at the election of the customer; however, due to our enforceable right to payment for work performed, we have not been materially adversely affected by contract cancellations or modifications in the past. Our product sales backlog includes contracts where there is a significant financing component. As of December 31, 2020, we had approximately $43 million expected to be recognized in future periods as interest income within our product sales segment.

Significant Estimates

The recognition of revenue over time based on the input method of percentage-of completion accounting depends largely on our ability to make reasonable dependable estimates related to the extent of progress toward completion of the contract, contract revenues and contract costs. Recognized revenues and profits are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known using the cumulative catch-up method. Due to the nature of some of our contracts, developing the estimates of costs often requires significant judgment. To calculate the actual amounts incurred to date as a percentage of the estimated total, management uses significant judgment to estimate the total hours cost and profit expected for each project.

Variable Consideration

The nature of our contracts gives rise to several types of variable consideration. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Additionally, we include in our contract estimates additional revenue for unapproved change orders or claims against customers when we believe we have an enforceable right to the modification or claim, the amount can be estimated reliably and its realization is probable. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and historical, current and forecasted information that is reasonably available to us.

Contracts with Multiple Performance Obligations

Some of our contracts have multiple performance obligations. For instance, some of our product sales contracts include commissioning services or the supply of spare parts. For contracts with multiple performance obligations, we allocate the contract’s transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which we forecast our expected costs of satisfying a performance obligation and then add an appropriate margin for that distinct good or service.

Contract Assets and Contract Liabilities

The following table provides information about accounts receivables, net, contract assets and contract liabilities from contracts with customers (in thousands):

	December 31,
	2020	2019
Accounts receivables, net	$198,028	$179,158
Contract assets and contract liabilities:
Current contract assets	32,642	36,997
Long-term contract assets	33,563	16,280
Current contract liabilities	100,123	66,695
Long-term contract liabilities	80,499	156,262

Accounts receivables are recorded when the right to consideration becomes unconditional. Our contract assets include amounts related to revenue that has been recognized in advance of billing the customer. The contract assets in our balance sheets include costs and estimated earnings in excess of billings and unbilled receivables. When we receive consideration, or such consideration is unconditionally due from a customer prior to transferring goods or services to the customer under the terms of the contract, we record a contract liability. Our contract liabilities include payments received in advance of performance under the contract. The contract liabilities in our balance sheets include billings in excess of costs and estimated earnings and deferred revenue. Billings in excess of costs and estimated earnings primarily relate to billings that have not been recognized as revenue on product sales jobs where the transfer of control to the customer occurs over time. Deferred revenue is primarily comprised of upfront billings on contract operations jobs and billings related to product sales jobs that have not begun where revenue is recognized over time. Upfront payments received from customers on contract operations jobs are generally deferred and amortized over the contract term as we perform our services and the customer receives and consumes the benefits of the services we provide. Contract assets and liabilities are reported in our balance sheets on a net contract asset or liability position on a contract-by-contract basis at the end of each reporting period.

During the year ended December 31, 2020, revenue recognized from contract operations services included $41.8 million of revenue deferred in previous periods. Revenue recognized during the year ended December 31, 2020 from product sales performance obligations partially satisfied in previous periods was $109.3 million, of which $28.6 million was included in billings in excess of costs at the beginning of the period. The decrease in current contract assets, the increase in current contract liabilities and decrease in long-term contract liabilities during the year ended December 31, 2020 were primarily driven by the change in the remaining term of a contract operation services contract in the Latin America region. The increases in long-term contract assets during the year ended December 31, 2020 was primarily driven by the progression of product sales projects and the timing of milestone billings in the Middle East and Africa region.

Costs to Fulfill a Contract

We capitalize costs incurred to fulfill our revenue contracts that (i) relate directly to the contract (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract and (iii) are expected to be recovered through revenue generated under the contract. As of December 31, 2020 and 2019, we had capitalized fulfillment costs of $17.7 million and $13.9 million, respectively, related to contractual obligations incurred at the completion of the commissioning phase and prior to providing services on contracts within our contract operations segment. During the year ended December 31, 2020, we recorded amortization expense for demobilization assets of $5.1 million, which is reflected in depreciation and amortization expense in our statements of operations. Capitalized fulfillment costs are included in intangible and other assets, net, in the balance sheets.

Costs to Obtain a Contract

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain commissions paid to internal sales representatives and third party agents meet the requirements to be capitalized. The amount capitalized for incremental costs to obtain contracts as of December 31, 2020 and 2019 was $3.1 million and $4.9 million, respectively. The judgments made in determining the amount of costs incurred include whether the commissions are in fact incremental and would not have occurred absent the customer contract. Capitalized costs to obtain a contract are included in intangible and other assets, net, in the balance sheets and are amortized to selling, general and administrative expense over the expected period of benefit in a manner that is consistent with the transfer of the related goods or services to which the asset relates. During the years ended December 31, 2020 and 2019, we recorded amortization expense for capitalized costs to obtain a contract of $0.5 million and $0.9 million, respectively.

Allowance for Doubtful Accounts

The Company estimates its reserves using information about past events, current conditions and risk characteristics of each customer, and reasonable and supportable forecasts relevant to assessing risk associated with the collectability of accounts receivables, contract assets and long-term note receivables. The Company’s customer base have generally similar collectability risk characteristics, although larger customers may have lower risk than smaller independent customers. Primarily as a result of the expected impact of energy prices and COVID-19 on our customers, in the year ended December 31, 2020, we recorded an additional allowance for doubtful accounts of approximately $4.8 million. The allowance for doubtful accounts as of December 31, 2020 and changes for the twelve months then ended are as follows (in thousands):

Balance at December 31, 2019	$6,019
Current period provision for expected credit losses	4,784

Balance at December 31, 2020	$10,803

Note 4. Leases

On January 1, 2019, we adopted ASC 842 retrospectively through a cumulative-effect adjustment as permitted under the specific transitional provisions in ASC 842. Results for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported under the accounting standards in effect for the prior period. As a result of this adoption, as a lessee, we recorded operating lease assets and lease liabilities of $21.2 million and $26.5 million, respectively, as of January 1, 2019. The difference between the lease assets and lease liabilities, including prepayments, was recorded as an adjustment to retained earnings. The adoption of this standard did not have a material effect on our statements of operations and cash flows.

We primarily lease various offices, warehouses, equipment and vehicles. A right-of-use asset represents our right to use an underlying asset for the lease term and a lease liability represents our obligation to make lease payments arising from the lease. Our operating lease right-of-use assets and lease liabilities are recognized at the present value of lease payments over the lease term at the time of lease commencement, adjusted to include the impact of any lease incentives. Leases with initial terms of 12 months or less are not recorded on our balance sheets and leases that contain non-lease components are combined with the lease components and accounted for as a single lease component.

Our lease agreements are negotiated on an individual basis and contain a variety of different terms and conditions. They generally do not contain any material residual value guarantees or material restrictive covenants. Certain lease agreements include rental payments adjusted periodically for inflation. Additionally, some of our leases include one or more options to renew, with renewal terms that can extend the lease term from one month to 10 years. Options to renew our lease terms are included in determining the right-of-use asset and lease liability when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. During the year ended December 31, 2020, we recorded expenses of $9.9 million for our operating leases, of which $0.6 million of expenses related to operating leases with initial terms of 12 months or less. We do not have any material leases, individually or in the aggregate, classified as a finance leasing arrangement.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. We used the incremental borrowing rate on January 1, 2019 for operating leases that commenced prior to that date. As of December 31, 2020, the weighted average remaining lease term and weighted average discount rate applied for our operating leases were 8 years and 7%, respectively.

As of December 31, 2020, our lease assets and lease liabilities consisted of the following (in thousands):

Leases	Classification	December 31, 2020
Assets
Operating lease assets	Operating lease right-of-use assets	$25,428

Liabilities
Operating - current	Current operating lease liabilities	$6,340
Operating - noncurrent	Long-term operating lease liabilities	29,868

Total lease liabilities		$36,208

As of December 31, 2020, maturities of our operating lease liabilities consisted of the following (in thousands):

Maturity of Operating Lease Liabilities	December 31, 2020
2021	$8,217
2022	6,255
2023	5,495
2024	4,780
2025	4,610
Thereafter	18,574

Total lease payments	47,931
Less: Imputed interest	11,723

Present value of lease liabilities	$36,208

As of December 31, 2019, commitments for future minimum rental payments with terms in excess of one year were as follows (in thousands):

Future Minimum Rental Payments	December 31, 2019
2020	$6,418
2021	6,629
2022	5,645
2023	4,992
2024	4,479
Thereafter	21,930

Total lease payments	$50,093

The following table provides supplemental cash flow information related to leases for the year ended December 31, 2020 (in thousands):

Cash Flow Information	Classification	Year Ended December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities	Net cash provided by operating activities	$997
Leased assets obtained in exchange for new operating lease liabilities	Non-cash	3,817

Note 5. Discontinued Operations

We have continued to work toward our strategy to be a company that leverages technology and operational excellence to provide complete systems and process solutions in energy and industrial applications. Over the past several years, we have made significant progress in this journey by taking actions to protect our core business, develop important organizational capabilities, commercialize new products, solutions, and services and implement new processes to position Exterran for success. We are focused on optimizing our portfolio of products and services to better serve our global customers while providing a more attractive investment option for our investors. As we continue on this path, we decided that our U.S. compression fabrication business was non-core to our strategy going forward and during the third quarter of 2020, we entered into an agreement to sell the assets used to operate the business which closed on November 2, 2020. However, we did not sell certain items in inventory but expect to liquidate this inventory over time. During the third quarter of 2020, this business met the held for sale criteria and is now reflected as discontinued operations in our financial statements for all periods presented. The U.S. compression fabrication business was previously included in our product sales segment and has been reclassified to discontinued operations in our financial statements for all periods presented. Compression revenue from sales to international customers continues to be included in our product sales segment.

In addition, in connection with our review of options for the U.S. compression fabrication business, we reviewed the assets in this business compared to our estimate of future cash flows and recorded impairments of $6.5 million and $21.8 million in 2020 and 2019, respectively, to adjust the carrying value to our estimate of fair market value.

In the first quarter of 2016, we began executing the exit of our Belleli EPC business that has historically been comprised of engineering, procurement and construction for the manufacture of tanks for tank farms and the manufacture of evaporators and brine heaters for desalination plants in the Middle East (referred to as “Belleli EPC” or the “Belleli EPC business” herein) by ceasing the bookings of new orders. As of the fourth quarter of 2017, we had substantially exited our Belleli EPC business and, in accordance with GAAP, it is reflected as discontinued operations in our financial statements for all periods presented. Although we have reached mechanical completion on all remaining Belleli EPC contracts, we are still subject to risks and uncertainties potentially resulting from warranty obligations, customer or suppliers claims against us, settlement of claims against customers, completion of demobilization activities and litigation developments. The facility previously utilized to manufacture products for our Belleli EPC business has been repurposed to manufacture product sales equipment. As such, certain personnel, buildings, equipment and other assets that were previously related to our Belleli EPC business remain a part of our continuing operations. As a result, activities associated with our ongoing operations at our repurposed facility are included in continuing operations.

The following table summarizes the operating results of discontinued operations (in thousands):

	2020			2019
	Belleli EPC	US Compression	Total	Belleli EPC	US Compression	Other	Total
Revenue	$2,482	$119,928	$122,410	$394	$521,429	$—	$521,823
Cost of sales (excluding depreciation and amortization expense)	(382)	113,248	112,866	(1,073)	472,620	—	471,547
Selling, general and administrative	(316)	9,901	9,585	1,176	22,580	188	23,944
Depreciation and amortization	—	1,767	1,767	—	4,255	—	4,255
Impairments	—	6,512	6,512	—	21,807	—	21,807
Restructuring and other charges	—	7,708	7,708	—	2,518	—	2,518
Other (income) expense, net	(292)	(650)	(942)	(353)	(1,389)	1	(1,741)
Provision for (benefit from) income taxes	186	—	186	(6,031)	—	—	(6,031)

Income (loss) from discontinued operations, net of tax	$3,286	$(18,558)	$(15,272)	$6,675	$(962)	$(189)	$5,524

The following table summarizes the balance sheet data for discontinued operations (in thousands):

	December 31, 2020			December 31, 2019
	Belleli EPC	US Compression	Total	Belleli EPC	US Compression	Total
Accounts receivable	$268	$3,171	$3,439	$3,990	$23,179	$27,169
Inventory	—	21,107	21,107	—	24,180	24,180
Contract assets	—	458	458	46	9,540	9,586
Other current assets	213	108	321	296	474	770

Total current assets associated with discontinued operations	481	24,844	25,325	4,332	57,373	61,705
Property, plant and equipment, net	—	—	—	—	20,216	20,216
Intangible and other assets, net	1,606	—	1,606	2,970	556	3,526

Total assets associated with discontinued operations	$2,087	$24,844	$26,931	$7,302	$78,145	$85,447

Accounts payable	$139	$5,093	$5,232	$1,503	$40,580	$42,083
Accrued liabilities	2,939	5,037	7,976	5,959	11,889	17,848
Contract liabilities	197	302	499	2,536	16,159	18,695

Total current liabilities associated with discontinued operations	3,275	10,432	13,707	9,998	68,628	78,626
Other long-term liabilities	765	1,377	2,142	758	1,283	2,041

Total liabilities associated with discontinued operations	$4,040	$11,809	$15,849	$10,756	$69,911	$80,667

Note 6. Inventory

Inventory consisted of the following amounts (in thousands):

	December 31,
	2020	2019
Parts and supplies	$65,576	$76,398
Work in progress	41,020	39,719
Finished goods	3,241	3,241

Inventory	$109,837	$119,358

During the years ended December 31, 2020 and 2019, we recorded $2.2 million and $0.6 million, respectively, in inventory write-downs for obsolete or slow moving inventory. As of December 31, 2020 and 2019, we had inventory write-downs of $7.7 million and $8.8 million, respectively.

Note 7. Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following (in thousands):

	December 31,
	2020	2019
Compression equipment, processing facilities and other contract operations assets	$1,562,528	$1,607,769
Land and buildings	50,908	51,062
Transportation and shop equipment	54,763	57,469
Computer software	54,486	50,091
Other	40,305	37,716

	1,762,990	1,804,107

Accumulated depreciation	(1,029,768)	(979,913)

Property, plant and equipment, net	$733,222	$824,194

Depreciation expense was $135.8 million and $152.7 million during the years ended December 31, 2020 and 2019, respectively. Assets under construction of $73.4 million and $83.3 million as of December 31, 2020 and 2019, respectively, were primarily related to our contract operations business. During the years ended December 31, 2020 and 2019, we capitalized $0.8 million and $2.7 million of interest related to construction in process, respectively.

Note 8. Intangible and Other Assets, Net

Intangible and other assets, net, consisted of the following (in thousands):

	December 31,
	2020	2019
Intangible assets, net	$4,138	$5,643
Deferred financing costs	4,762	5,740
Long-term tax receivables	7,790	10,526
Long-term notes receivable	16,801	16,145
Long-term deposits	13,290	14,560
Contract fulfillment costs	17,745	13,907
Contract obtainment costs	3,078	4,865
Other	3,832	6,258

Intangibles and other assets, net	$71,436	$77,644

Intangible assets and deferred financing costs consisted of the following (in thousands):

	December 31, 2020		December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Deferred financing costs (1)	$13,998	$(9,236)	$13,164	$(7,424)
Customer related (17-20 year life)	39,649	(36,174)	40,608	(35,934)
Contract based (2-11 year life)	44,707	(44,044)	45,092	(44,123)

Intangible assets and deferred financing costs	$98,354	$(89,454)	$98,864	$(87,481)

(1)Represents debt issuance costs relating to our revolving credit facility. See Note 10 for further discussion regarding our revolving credit facility.

Amortization of deferred financing costs related to our revolving credit facility totaled $1.8 million and $1.5 million during the years ended December 31, 2020 and 2019, respectively, and was recorded to interest expense in our statements of operations. Amortization of intangible assets totaled $1.6 million and $1.5 million during the years ended December 31, 2020 and 2019, respectively.

Estimated future intangible amortization expense is as follows (in thousands):

2021	$1,321
2022	953
2023	806
2024	780
2025	48
Thereafter	230

Total	$4,138

Note 9. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2020	2019
Accrued salaries and other benefits	$35,112	$34,265
Accrued income and other taxes	21,260	20,112
Accrued demobilization costs	14,223	13,348
Accrued warranty expense	2,425	1,029
Accrued interest	5,577	5,857
Accrued other liabilities	15,807	18,030

Accrued liabilities	$94,404	$92,641

Our warranty expense was $1.6 million and $3.0 million during the years ended December 31, 2020 and 2019, respectively.

Note 10. Debt

Debt consisted of the following (in thousands):

	December 31,
	2020	2019
Revolving credit facility due October 2023	$216,500	$74,000
8.125% senior notes due May 2025	350,000	375,000
Other debt	—	132
Unamortized deferred financing costs of 8.125% senior notes	(4,175)	(5,413)

Total debt	562,325	443,719
Less: Amounts due within one year (1)	—	(132)

Long- term debt	$562,325	$443,587

(1)Short-term debt and the current portion of long-term debt are included in accrued liabilities in our balance sheets.

Revolving Credit Facility

On October 9, 2018, we and Exterran energy Solutions, L.P. (“EESLP”) entered into a Second Amended and Restated Credit Agreement, which among other things, increased the borrowing capacity under our revolving credit facility from $680.0 million to $700.0 million. The Second Amended and Restated Credit Agreement also extended the maturity date of our revolving credit facility to October 9, 2023.

On December 11, 2020, we and EESLP entered into a First Amendment to the Second Amended and Restated Credit Agreement (the “Amended Credit Agreement”), which among other things adjusted the definition of EBITDA used for our financial covenants to allow for anticipated earnings from new Contract Operations projects based on a pro-forma basis during the construction period and decreased the borrowing capacity under our revolving credit facility from $700.0 million to $650.0 million.

As of December 31, 2020, we had $216.5 million in outstanding borrowings and $9.5 million in outstanding letters of credit under our revolving credit facility. At December 31, 2020, taking into account guarantees through outstanding letters of credit, we had undrawn capacity of $424.0 million under our revolving credit facility. Our Amended Credit Agreement limits our Total debt to EBITDA ratio (as defined in the Amended Credit Agreement) on the last day of the fiscal quarter to no greater than 4.50 to 1.0. As a result of this limitation, $73.3 million of the $424.0 million of undrawn capacity under our revolving credit facility was available for additional borrowings as of December 31, 2020.

Revolving borrowings under the Amended Credit Agreement bear interest at a rate equal to, at our option, either the Base Rate or LIBOR (or EURIBOR, in the case of Euro-denominated borrowings) plus the applicable margin. “Base Rate” means the greatest of (a) the prime rate, (b) the federal funds effective rate plus 0.50% and (c) one-month LIBOR plus 1.00%. The applicable margin for revolving borrowings varies (i) in the case of LIBOR and EURIBOR loans, from 2.00% to 3.00% and (ii) in the case of Base Rate loans, from 1.00% to 2.00%, and in each case will be determined based on a total leverage ratio pricing grid. The weighted average annual interest rate on outstanding borrowings under the revolving credit facility at December 31, 2020 and 2019 was 3.2%, and 4.6% respectively.

We guarantee EESLP’s obligations under the revolving credit facility. In addition, EESLP’s obligations under the revolving credit facility are secured by (1) substantially all of our assets and the assets of EESLP and our Significant Domestic Subsidiaries (as defined in the Amended Credit Agreement), including certain real property, and (2) all of the equity interests of our U.S. restricted subsidiaries (other than certain excluded subsidiaries) (as defined in the Amended Credit Agreement) and 65% of the voting equity interests in certain of our first-tier foreign subsidiaries.

8.125% Senior Notes Due May 2025

In April 2017, our 100% owned subsidiaries EESLP and EES Finance Corp. issued $375.0 million aggregate principal amount of 8.125% senior unsecured notes due 2025 (the “2017 Notes”). The 2017 Notes are guaranteed by us on a senior unsecured basis. The net proceeds of $367.1 million from the 2017 Notes issuance were used to repay all of the borrowings outstanding under the term loan facility and revolving credit facility and for general corporate purposes.

During the year ended December 31, 2020, we purchased and retired $25.0 million principal amount of our 2017 Notes for $21.5 million (including $0.3 million of accrued interest) resulting in a gain on extinguishment of debt of $3.6 million. The gain was calculated as the difference between the repurchase price and the carrying amount of the 2017 Notes, partially offset by $0.2 million in related deferred financing costs. The gain on extinguishment of debt is included as a separate item in our statements of operations.

Prior to May 1, 2020, we may redeem all or a portion of the 2017 Notes at a redemption price equal to the sum of (i) the principal amount thereof, and (ii) a make-whole premium at the redemption date, plus accrued and unpaid interest, if any, to the redemption date. In addition, we may redeem up to 35% of the aggregate principal amount of the 2017 Notes prior to May 1, 2020 with the net proceeds of one or more equity offerings at a redemption price of 108.125% of the principal amount of the 2017 Notes, plus any accrued and unpaid interest to the date of redemption, if at least 65% of the aggregate principal amount of the 2017 Notes issued under the indenture remains outstanding after such redemption and the redemption occurs within 180 days of the date of the closing of such equity offering. On or after May 1, 2020, we may redeem all or a portion of the 2017 Notes at redemption prices (expressed as percentages of principal amount) equal to 106.094% for the twelve-month period beginning on May 1, 2020, 104.063% for the twelve-month period beginning on May 1, 2021, 102.031% for the twelve-month period beginning on May 1, 2022 and 100.000% for the twelve-month period beginning on May 1, 2023 and at any time thereafter, plus accrued and unpaid interest, if any, to the applicable redemption date of the 2017 Notes.

Unamortized Debt Financing Costs

In connection with the issuance of the 2017 Notes, we incurred transaction costs of $7.9 million related to the issuance of the 2017 Notes. These costs are presented as a direct deduction from the carrying value of the 2017 Notes and are being amortized over the term of the 2017 Notes. Amortization of deferred financing costs relating to the 2017 Notes totaled $1.0 million during each of the years ended December 31, 2020 and 2019, and was recorded to interest expense in our statements of operations. During the year ended December 31, 2020, we incurred transaction costs of approximately $0.8 million related to the amendment of our revolving credit facility. Debt issuance costs relating to our revolving credit facility are included in intangible and other assets, net, and are being amortized over the term of the facility. See Note 8 for further discussion regarding the amortization of deferred financing costs related to our revolving credit facility.

Debt Compliance

The Amended Credit Agreement contains various covenants with which we, EESLP and our respective restricted subsidiaries must comply including, but not limited to, limitations on the incurrence of indebtedness, investments, liens on assets, repurchasing equity, distributions, transactions with affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. We are required to maintain, on a consolidated basis, a minimum interest coverage ratio (as defined in the Amended Credit Agreement) of 2.25 to 1.00; a maximum total leverage ratio (as defined in the Amended Credit Agreement) of 4.50 to 1.00; and a maximum senior secured leverage ratio (as defined in the Amended Credit Agreement) of 2.75 to 1.00. As of December 31, 2020, we were in compliance with all financial covenants under the Amended Credit Agreement.

Debt Maturity Schedule

Contractual maturities of debt (excluding interest to be accrued thereon) at December 31, 2020 are as follows (in thousands):

December 31, 2020
2021	$—

2022	—

2023	216,500

2024	—

2025	350,000

Thereafter	—

Total debt (1)	$566,500

(1)This amount includes the full face value of the 2017 Notes and does not include unamortized debt financing costs of $4.2 million as of December 31, 2020.

Note 11. Fair Value Measurements

The accounting standard for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories:

•	Level 1 — Quoted unadjusted prices for identical instruments in active markets to which we have access at the date of measurement.

•

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or prices vary substantially over time or among brokered market makers.

•

Level 3 — Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect our own assumptions regarding how market participants would price the asset or liability based on the best available information.

Recurring Fair Value Measurements

The following table presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019, with pricing levels as of the date of valuation (in thousands):

	December 31, 2020			December 31, 2019
	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Foreign currency derivatives liabilities	$—	$—	$247	N/A	N/A	N/A

We are exposed to market risks associated with changes in foreign currency exchange rates, including foreign currency exchange rate changes recorded on intercompany obligations. From time to time, we may enter into foreign currency hedges to manage existing exposures to foreign exchange risk related to assets and liabilities recorded on our balance sheets including intercompany activity. As of December 31, 2020, we were a party to forward currency exchange contracts to mitigate exposures to the Argentine Peso and Indonesian Rupiah with a total notional value of $23.5 million. These contracts expire at varying dates through February 2021. We did not designate these forward currency exchange contracts as hedge transactions. Changes in fair value and gains and losses on settlement on these forward currency exchange contracts are recognized in other (income) expense, net, in our statements of operations. Our estimate of the fair value of foreign currency derivatives as of December 31, 2020 was determined using quoted forward exchange rates in active markets at December 31, 2020. Foreign currency derivative assets are included in other accrued liabilities in our balance sheets. During the years ended December 31, 2020 and 2019, we recognized a loss of $0.4 million and $0.8 million, respectively, on forward currency exchange contracts.

Nonrecurring Fair Value Measurements

The following table presents our assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2020 and 2019 (in thousands):

	December 31, 2020			December 31, 2019
	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Impaired long-lived assets (1)	$—	$—	$464	$—	$—	$—

Impaired assets—assets held for sale (2)	—	—	—	—	—	624

Long-term note receivable (3)	—	—	11,333	—	—	15,312

(1)Our estimate of the fair value of the impaired long-lived assets as of December 31, 2020 were primarily based on the expected net sale proceeds compared to other fleet units we sold and/or our estimate of fair value based on offers to purchase such assets; and the proceeds to be received from the customer.

(2)Our estimate of the fair value of the impaired assets, which were classified as held for sale as of December 31, 2019, was based on the expected net proceeds from the sale of the assets.

(3)Our estimate of the fair value of a note receivable was discounted based on a settlement period of eight years and a discount rate of 6.2%. The undiscounted value of the note receivable, including interest, as of December 31, 2020 was $15.7 million.

Financial Instruments

Our financial instruments consist of cash, restricted cash, receivables, payables and debt. At December 31, 2020 and 2019, the estimated fair values of cash, restricted cash, receivables and payables approximated their carrying amounts as reflected in our balance sheets due to the short-term nature of these financial instruments.

The fair value of the 2017 Notes was estimated based on model derived calculations using market yields observed in active markets, which are Level 2 inputs. As of December 31, 2020 and 2019, the carrying amount of the 2017 Notes, excluding unamortized deferred financing costs, of $350.0 million and $375.0 million was estimated to have a fair value of $297.0 million and $371.0 million, respectively. Due to the variable rate nature of our revolving credit facility, the carrying value as of December 31, 2020 approximated the fair value as the rate was comparable to the then-current market rate at which debt with similar terms could have been obtained.

Note 12. Impairments

We review long-lived assets, including property, plant and equipment and identifiable intangibles that are being amortized, for impairment whenever events or changes in circumstances, including the removal of compressor units from our active fleet, indicate that the carrying amount of an asset may not be recoverable.

During the years ended December 31, 2020 and 2019, in an effort to generate cash from idle assets and reduce holding costs, we reviewed the future deployment of our idle assets used in our contract operations segment for units that were not of the type, configuration, condition, make or model that are cost efficient to maintain and operate. Based on this review, we determined that certain idle compressor units and other assets would be retired from future service. The retirement of these units from the active fleet triggered a review of these assets for impairment. As a result, we recorded a $10.0 million and $52.6 million asset impairment to reduce the book value of each unit to its estimated fair value during the years ended December 31, 2020 and 2019, respectively. The fair value of each unit was estimated based on either the expected net sale proceeds compared to other fleet units we recently sold and/or a review of other units recently offered for sale by third parties, or the estimated component value or scrap value of each compressor unit.

During the third quarter of 2020, we impaired certain assets in Argentina due to the termination of a contract operations project where it was not cost effective to move the assets and try to utilize them with a different customer. As a result, we removed them from the fleet and recorded an impairment of $1.7 million to write-down these assets to their approximate fair values for the year ended December 31, 2020.

Note 13. Restructuring and Other Charges

The energy industry’s focus on cash flow, capital discipline and improving returns has caused delays in the timing of new equipment orders. As a result, in the third quarter of 2019, we announced a cost reduction plan primarily focused on workforce reductions. We incurred restructuring and other charges associated with these activities of $3.6 million and $5.9 million for the years ended December 31, 2020 and 2019, respectively. These charges are reflected as restructuring and other charges in our statements of operations and accrued liabilities on our balance sheets. The cost reduction plan is expected to be completed in the first half of 2021 and we expect to settle these charges within the next twelve months in cash. At this time, we cannot currently estimate the total restructuring costs that will be incurred as a result of this cost reduction plan.

In the second quarter of 2018, we initiated a relocation plan in the Latin America region to better align our contract operations business with our customers. As a result of this plan, during the year ended December 31, 2019, we incurred restructuring and other charges of $0.3 million related to relocation costs. The charges incurred in conjunction with this relocation plan are included in restructuring and other charges in our statements of operations. In the second quarter of 2019, we completed restructuring activities related to the relocation plan.

The following table summarizes the changes to our accrued liability balance related to restructuring and other charges for the years ended December 31, 2019 and 2020 (in thousands):

	Cost
	Reduction Plan	Relocation Plan	Total
Beginning balance at January 1, 2019	$—	$309	$309
Additions for costs expensed	5,901	293	6,194
Reductions for payments	(3,531)	(602)	(4,133)
Foreign exchange impact	(89)	—	(89)

Ending balance at December 31, 2019	2,281	—	2,281
Additions for costs expensed	3,550	—	3,550
Reductions for payments	(4,178)	—	(4,178)
Foreign exchange impact	(302)	—	(302)

Ending balance at December 31, 2020	$1,351	$—	$1,351

The following table summarizes the components of charges included in restructuring and other charges in our statements of operations for the years ended December 31, 2020 and 2019 (in thousands):

	Years Ended December 31,
	2020	2019
Employee termination benefits	$986	$5,261
Consulting fees	2,564	640
Relocation costs	—	293

Total restructuring and other charges	$3,550	$6,194

The following table summarizes the components of charges included in restructuring and other charges incurred since the announcement of the cost reduction plan in the second quarter of 2019 (in thousands):

Total
Employee termination benefits	$6,243
Consulting fees	3,205

Total restructuring and other charges	$9,448

Note 14. Provision for Income Taxes

The components of income (loss) before income taxes were as follows (in thousands):

	Years Ended December 31,
	2020	2019
United States	$(56,163)	$(85,956)
Foreign	(1,453)	3,345

Loss before income taxes	$(57,616)	$(82,611)

The provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,
	2020	2019
Current tax provision (benefit):
U.S. federal	$(542)	$(534)
State	70	228
Foreign	23,783	35,603

Total current	23,311	35,297

Deferred tax provision (benefit):
U.S. federal	(351)	1,673
State	(37)	(61)
Foreign	5,480	(11,619)

Total deferred	5,092	(10,007)

Provision for income taxes	$28,403	$25,290

The provision for income taxes for 2020 and 2019 resulted in effective tax rates on continuing operations of (49.3)% and (30.6)%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate are as follows (in thousands):

	Years Ended December 31,
	2020	2019
Income taxes at U.S. federal statutory rate of 21%	$(12,099)	$(17,348)
U.S. foreign tax credits	12,599	—
Unrecognized tax benefits	10,059	529
Change in valuation allowances	(13,331)	13,780
Nondeductible expenses	5,326	5,633
Change in tax rate	2,256	488
Foreign tax rate differential	4,079	(9,378)
Deferred tax adjustments	6,183	4,844

	Years Ended December 31,
	2020	2019
Foreign exchange differences	11,598	13,821
Withholding tax, net of U.S. benefit	3,651	5,491
Deemed and actual distributions	307	4,873
Other	(2,225)	2,557

Provision for income taxes	$28,403	$25,290

Deferred income tax balances are the direct effect of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are as follows (in thousands):

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$73,597	$71,598
Foreign tax credit carryforwards	69,160	81,759
Research and development credit carryforwards	31,251	31,251
Alternative minimum tax credit carryforwards	—	2,943
Deferred revenue	29,608	46,137
Accrued liabilities	8,354	13,094
Other	33,843	33,758

Subtotal	245,813	280,540
Valuation allowances	(197,725)	(213,034)

Total deferred tax assets	48,088	67,506

Deferred tax liabilities:
Property, plant and equipment	(33,919)	(42,566)
Other	(6,317)	(11,939)

Total deferred tax liabilities	(40,236)	(54,505)

Net deferred tax assets	$7,852	$13,001

At December 31, 2020, we had U.S. federal net operating loss carryforwards of approximately $130.4 million that are available to offset future taxable income. If not used, the carryforwards begin to expire in 2036. We also had approximately $140.7 million of net operating loss carryforwards in certain foreign jurisdictions (excluding discontinued operations), approximately $78.4 million of which has no expiration date, $12.3 million of which is subject to expiration from 2021 to 2025, and the remainder of which expires in future years through 2040. Our foreign jurisdictions in which we had significant net operating loss carryforwards include Brazil, Mexico, Canada, and Singapore. Foreign tax credit carryforwards of $69.2 million and research and development credits carryforwards of $31.3 million are available to offset future payments of U.S. federal income tax. The foreign tax credits will expire in varying amounts beginning in 2021 and research and development credits will expire in varying amounts beginning in 2028.

We record valuation allowances when it is more-likely-than-not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character and in the appropriate taxing jurisdictions in the future. If we do not meet our expectations with respect to taxable income, we may not realize the full benefit from our deferred tax assets which would require us to record a valuation allowance in our tax provision in future years. Management assesses all available positive and negative evidence to estimate our ability to generate sufficient future taxable income of the appropriate character, and in the appropriate taxing jurisdictions, to permit use of our existing deferred tax assets. A significant piece of objective negative evidence is a cumulative loss incurred over a three-year period in a taxing jurisdiction. Prevailing accounting practice is that such objective evidence would limit the ability to consider other subjective evidence, such as our projections for future growth. As of December 31, 2020, the majority of our valuation allowances are related to deferred tax assets in the U.S., Brazil, Nigeria, Canada and Mexico.

We consider the earnings of many of our foreign subsidiaries to be indefinitely reinvested, and accordingly, as of December 31, 2020, we have not provided for taxes on approximately $210.4 million of cumulative undistributed foreign earnings. If we were to make a distribution from the unremitted earnings of these subsidiaries, we could be subject to taxes payable to various jurisdictions. Computation of the potential deferred tax liability associated with these undistributed earnings and any other basis differences is not practicable. We also have cumulative undistributed foreign earnings of $493.8 million which we do not consider to be indefinitely reinvested and have provided deferred taxes with respect to these earnings to the extent the distributions would be taxable. If our expectations were to change regarding future tax consequences, we may be required to record additional deferred taxes that could have a material effect on our consolidated statement of financial position, results of operations or cash flows.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (including discontinued operations) is shown below (in thousands):

	Years Ended December 31,
	2020	2019
Beginning balance	$23,339	$27,783
Additions based on tax positions related to prior years	8,151	142
Additions based on tax positions related to current year	275	1,648
Reductions based on settlement with government authority	—	(5,086)
Reductions based on lapse of statute of limitations	(550)	(1,148)

Ending balance	$31,215	$23,339

We had $31.2 million and $23.3 million of unrecognized tax benefits at December 31, 2020 and 2019, respectively, which if recognized, would affect the effective tax rate (except for amounts that would be reflected in income (loss) from discontinued operations, net of tax). We also have recorded $1.3 million and released $2.3 million of potential interest expense and penalties related to unrecognized tax benefits associated with uncertain tax positions (including discontinued operations) as of December 31, 2020 and 2019, respectively. To the extent interest and penalties are not assessed with respect to unrecognized tax benefits, amounts accrued will be reduced and reflected as reductions in income tax expense.

We are subject to examination by taxing authorities throughout the world, including the U.S. and major foreign jurisdictions such as Argentina, Brazil and Mexico. With few exceptions, we and our subsidiaries are no longer subject to foreign income tax examinations for tax years before 2006. Several foreign audits are currently in progress and we do not expect any tax adjustments that would have a material impact on our financial position or results of operations.

We believe it is reasonably possible that a decrease of up to approximately $2.1 million in unrecognized tax benefits may be necessary on or before December 31, 2021 due to the cash and non-cash settlement of audits and the expiration of statutes of limitations. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of these matters may result in liabilities which could materially differ from these estimates.

Note 15. Stockholders’ Equity

Preferred Stock

We have authorized 50.0 million shares of preferred stock, $0.01 par value per share, none of which was issued and outstanding at December 31, 2020. Our board of directors is authorized to determine the rights, preferences, and restrictions on any series of preferred stock that we may issue.

Common Stock

We have authorized 250.0 million shares of common stock, $0.01 par value per share, of which 37,804,206 and 33,138,646 shares are issued and outstanding at December 31, 2020, respectively. Each share of common stock is entitled to a single vote. We have not declared or paid any dividends through December 31, 2020.

Share Repurchase Program

On February 20, 2019, our board of directors approved a share repurchase program under which the Company is authorized to purchase up to $100.0 million of its outstanding common stock through February 2022. The timing and method of any repurchases under the program will depend on a variety of factors, including prevailing market conditions among others. Purchases under the program may be suspended or discontinued at any time and we have no obligation to repurchase any amount of our common shares under the program. Shares of common stock acquired through the repurchase program are held in treasury at cost. During the year ended December 31, 2019, we repurchased 3,495,448 shares of our common stock for $42.3 million in connection with our share repurchase program. During year ended December 31, 2020, we did not repurchase any shares under this program. As of December 31, 2020, the remaining authorized repurchase amount under the share repurchase program was $57.7 million.

Additionally, treasury stock purchased during the years ended December 31, 2020 and 2019 included shares withheld to satisfy employees’ tax withholding obligations in connection with vesting of restricted stock awards.

Comprehensive Income (Loss)

Components of comprehensive income (loss) are net income (loss) and all changes in stockholders’ equity during a period except those resulting from transactions with owners. Our accumulated other comprehensive income consists of foreign currency translation adjustments.

The following table presents the changes in accumulated other comprehensive income, net of tax, during the years ended December 31, 2019 and 2020 (in thousands):

Foreign Currency Translation Adjustment
Accumulated other comprehensive income, January 1, 2019	$38,231
Loss recognized in other comprehensive loss	(2,885)

Accumulated other comprehensive income, December 31, 2019	35,346
Loss recognized in other comprehensive loss	(14,438)

Accumulated other comprehensive income, December 31, 2020	$20,908

Note 16. Stock-Based Compensation and Awards

Stock Incentive Plan

On February 20, 2020, our compensation committee and board of directors each approved the Exterran Corporation 2020 Omnibus Incentive Plan (the “2020 Plan”). The 2020 Plan replaced the Exterran Corporation 2015 Stock Incentive Plan and the Exterran Corporation 2015 Directors’ Stock and Deferral Plan, and became effective on May 8, 2020. The 2020 Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, other stock-based awards and dividend equivalents rights to employees, directors and consultants of Exterran Corporation. Under the 2020 Plan, members of our board of directors may elect, on an annual basis, to receive 25%, 50%, 75% or 100% of their annual retainer (the “Retainer”) in shares of our common stock in lieu of cash. The number of shares of our common stock issued to each director who elects to have a portion of their Retainer paid in shares in lieu of cash is determined by dividing the applicable dollar amount of such portion by the closing sales price per share of our common stock on the last trading day of the quarter. Any portion of the Retainer paid in cash will be paid to the director following the close of the calendar quarter for which such Retainer were earned. Under the 2020 Plan, members of the board of directors who elect to receive the Retainer in the form of shares may also elect to defer the receipt of the Retainer until a later date. The maximum aggregate number of shares of our common stock that may be issued under the 2020 Plan is 1,857,514 shares, of which 1,803,387 shares were available to be issued under the plan as of December 31, 2020. Awards granted under the 2020 Plan that are subsequently cancelled, terminated or forfeited are available for future grant.

Stock-based compensation expense relates to awards to employees, directors and consultants of Exterran Corporation. We account for forfeitures as they occur rather than applying an estimated forfeiture rate. The following table presents the stock-based compensation expense included in our results of operations (in thousands):

	Years Ended December 31,
	2020	2019
Stock options	$—	$—
Restricted stock, restricted stock units, performance units, cash settled restricted stock units and cash settled performance units	6,229	12,793
Restructuring and other charges—stock-based compensation expense	—	—

Total stock-based compensation expense	$6,229	$12,793

Stock Options

Stock options are granted at fair market value at the grant date, are exercisable according to the vesting schedule established and generally expire no later than 10 years after the grant date. Stock options generally vest one-third per year on each of the first three anniversaries of the grant date. There were no stock options granted during the years ended December 31, 2020 and 2019.

The table below presents the changes in stock option awards for our common stock during the year ended December 31, 2020.

	Stock Options (in thousands)	Weighted Average Exercise Price Per Share	Weighted Average Remaining Life (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding, January 1, 2020	69	$25.33
Granted	—	—
Exercised	—	—
Cancelled	(39)	19.82

Options outstanding, December 31, 2020	30	32.50	0.2	$—

Options exercisable, December 31, 2020	30	32.50	0.2	—

Intrinsic value is the difference between the market value of our common stock and the exercise price of each stock option multiplied by the number of stock options outstanding for those stock options where the market value exceeds their exercise price.

Restricted Stock, Restricted Stock Units and Performance Units

For grants of restricted stock, restricted stock units and performance units, we recognize compensation expense over the applicable vesting period equal to the fair value of our common stock at the grant date. Grants of restricted stock, restricted stock units and performance units generally vest one-third per year on each of the first three anniversaries of the grant date. Certain grants of restricted stock vest on the third anniversary of the grant date and certain grants of performance units vest on the second anniversary of the grant date.

The table below presents the changes in restricted stock, restricted stock units and performance units for our common stock during the year ended December 31, 2020.

	Equity Awards		Liability Awards
	Shares (in thousands)	Weighted Average Grant-Date Fair Value Per Share	Shares (in thousands)	Weighted Average Grant- Date Fair Value Per Share
Non-vested awards, January 1, 2020	842	$22.79	318	$17.01
Granted	189	6.59	1,182	8.54
Vested	(457)	19.95	(80)	26.24
Cancelled	(254)	24.37	(222)	9.91

Non-vested awards, December 31, 2020	320	16.02	1,198	9.35

As of December 31, 2020, we estimate $5.1 million of unrecognized compensation cost related to unvested restricted stock, restricted stock units and performance units issued to our employees to be recognized over the weighted-average vesting period of 1.3 years.

Note 17. Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed using the two-class method, which is an earnings allocation formula that determines net income (loss) per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. Under the two-class method, basic net income (loss) per common share is determined by dividing net income (loss) after deducting amounts allocated to participating securities, by the weighted average number of common shares outstanding for the period. Participating securities include unvested restricted stock and restricted stock units that have non-forfeitable rights to receive dividends or dividend equivalents, whether paid or unpaid. During periods of net loss from continuing operations, no effect is given to participating securities because they do not have a contractual obligation to participate in our losses.

Diluted net income (loss) per common share is computed using the weighted average number of common shares outstanding adjusted for the incremental common stock equivalents attributed to outstanding options to purchase common stock and non-participating restricted stock units, unless their effect would be anti-dilutive.

The following table presents a reconciliation of basic and diluted net loss per common share for the years ended December 31, 2020 and 2019 (in thousands, except per share data):

	Years Ended December 31,
	2020	2019
Numerator for basic and diluted net loss per common share:
Loss from continuing operations	$(86,019)	$(107,901)
Income (loss) from discontinued operations, net of tax	(15,272)	5,524
Less: Net income attributable to participating securities	—	—

Net loss — used in basic and diluted net loss per common share	$(101,291)	$(102,377)

Weighted average common shares outstanding including participating securities	33,137	35,040
Less: Weighted average participating securities outstanding	(387)	(757)

Weighted average common shares outstanding — used in basic net loss per common share	32,750	34,283

	Years Ended December 31,
	2020	2019
Net dilutive potential common shares issuable:
On exercise of options and vesting of restricted stock units	*	*

Weighted average common shares outstanding — used in diluted net loss per common share	32,750	34,283

Net loss per common share:
Basic and diluted	$(3.09)	$(2.99)

*   Excluded from diluted net income (loss) per common share as their inclusion would have been anti-dilutive.

The following table shows the potential shares of common stock issuable for the years ended December 31, 2020 and 2019 that were excluded from computing diluted net income (loss) per common share as their inclusion would have been anti-dilutive (in thousands):

	Years Ended December 31,
	2020	2019
Net dilutive potential common shares issuable:
On exercise of options where exercise price is greater than average market value for the period	37	70

Net dilutive potential common shares issuable	37	70

Note 18. Retirement Benefit Plan

Our 401(k) retirement plan provides for optional employee contributions for certain employees who are U.S. citizens up to the Internal Revenue Service limit and discretionary employer matching contributions. We made discretionary matching contributions to each participant’s account at a rate of (i) 100.0% of each participant’s first 2% of contributions plus (ii) 50% of each participant’s contributions up to the next 4% of eligible compensation. Costs incurred for employer matching contributions of $2.2 million and $2.9 million during the years ended December 31, 2020 and 2019, respectively, are presented as selling, general and administrative expense in our statements of operations.

Note 19. Commitments and Contingencies

Contingencies

In addition to guarantees issued under our credit facility, we have agreements with financial institutions under which approximately $62.3 million of letters of credit or bank guarantees were outstanding as of December 31, 2020. These are put in place in certain situations to guarantee our performance obligations under contracts with counterparties.

Pursuant to the separation and distribution agreement, EESLP contributed to a subsidiary of Archrock, Inc. (“Archrock”) the right to receive payments based on a notional amount corresponding to payments received by our subsidiaries from PDVSA Gas, S.A. (“PDVSA Gas”) in respect of the sale of our joint ventures’ previously nationalized assets promptly after such amounts are collected by our subsidiaries. Our balance sheets do not reflect this contingent liability to Archrock or the amount payable to us by PDVSA Gas as a receivable. As of December 31, 2020, the remaining principal amount due to us from PDVSA Gas in respect of the sale of our joint ventures’ previously nationalized assets was approximately $4 million. In subsequent periods, the recognition of a liability, if applicable, resulting from this contingency to Archrock is expected to impact equity, and as such, is not expected to have an impact on our statements of operations.

In addition to U.S. federal, state and local and foreign income taxes, we are subject to a number of taxes that are not income-based. As many of these taxes are subject to audit by the taxing authorities, it is possible that an audit could result in additional taxes due. We accrue for such additional taxes when we determine that it is probable that we have incurred a liability and we can reasonably estimate the amount of the liability. As of December 31, 2020 and 2019, we had accrued $3.5 million and $3.7 million, respectively, for the outcomes of non-income-based tax audits and had related indemnification receivables from Archrock of $1.5 million and $1.5 million, respectively. We do not expect that the ultimate resolutions of these audits will result in a material variance from the amounts accrued. We do not accrue for unasserted claims for tax audits unless we believe the assertion of a claim is probable, it is probable that it will be determined that the claim is owed and we can reasonably estimate the claim or range of the claim. We do not have any unasserted claims from non-income-based tax audits that we have determined are probable of assertion. We also believe the likelihood is remote that the impact of potential unasserted claims from non-income-based tax audits could be material to our financial position, but it is possible that the resolution of future audits could be material to our results of operations or cash flows for the period in which the resolution occurs.

Our business can be hazardous, involving unforeseen circumstances such as uncontrollable flows of natural gas or well fluids and fires or explosions. As is customary in our industry, we review our safety equipment and procedures and carry insurance against some, but not all, risks of our business. Our insurance coverage includes property damage, general liability, commercial automobile liability and other coverage we believe is appropriate. We believe that our insurance coverage is customary for the industry and adequate for our business; however, losses and liabilities not covered by insurance would increase our costs.

Additionally, we are substantially self-insured for workers’ compensation and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to the deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages.

Litigation and Claims

On December 19, 2020, we initiated arbitration in the International Court of Arbitration of the International Chamber of Commerce against Iberoamericana de Hidrocarburos, S.A. De C.V. (“IHSA”) to collect approximately $38 million owed to us under three agreements, plus future lost profits, interest, attorneys’ fees, and other damages as allowed under the contracts and/or Mexican law. The three agreements relate to contract operation services provided to IHSA by Exterran. After we stopped providing services due to IHSA’s nonpayment, on December 29, 2020, IHSA filed a lawsuit in the 129th Judicial District Court of Harris County, Texas, for tortious interference with a contract and prospective business relationships, claiming damages for lost profits, lost production, loss of equipment, loss of business opportunity, damage to business reputation and attorneys’ fees. On February 1, 2021, Exterran removed IHSA’s lawsuit to the United States District Court for the Southern District of Texas. We have moved to compel IHSA to bring its claim in arbitration as required under the three agreements and dismiss the lawsuit. Based on currently available information we believe IHSA’s claims are without merit; however, IHSA’s claim are in the early stages and the results cannot be predicted with certainty.

In the ordinary course of business, we are involved in various pending or threatened legal actions. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from any of these actions will not have a material adverse effect on our financial position, results of operations or cash flows. However, because of the inherent uncertainty of litigation and arbitration proceedings, we cannot provide assurance that the resolution of any particular claim or proceeding to which we are a party will not have a material adverse effect on our financial position, results of operations or cash flows.

Indemnifications

In conjunction with, and effective as of the completion of, the spin-off (the “Spin-off) from Archrock, we entered into the separation and distribution agreement with Archrock, which governs, among other things, the treatment between Archrock and us relating to certain aspects of indemnification, insurance, confidentiality and cooperation. Generally, the separation and distribution agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Archrock’s business with Archrock. Pursuant to the agreement, we and Archrock will generally release the other party from all claims arising prior to the Spin-off that relate to the other party’s business, subject to certain exceptions. Additionally, in conjunction with, and effective as of the completion of, the Spin-off, we entered into the tax matters agreement with Archrock. Under the tax matters agreement and subject to certain exceptions, we are generally liable for, and indemnify Archrock against, taxes attributable to our business, and Archrock is generally liable for, and indemnify us against, all taxes attributable to its business. We are generally liable for, and indemnify Archrock against, 50% of certain taxes that are not clearly attributable to our business or Archrock’s business. Any payment made by us to Archrock, or by Archrock to us, is treated by all parties for tax purposes as a nontaxable distribution or capital contribution, respectively, made immediately prior to the Spin-off.

Note 20. Reportable Segments and Geographic Information

Our chief operating decision maker manages business operations, evaluates performance and allocates resources based upon the type of product or service provided. We have three reportable segments: contract operations, aftermarket services and product sales. In our contract operations segment, we provide processing, treating, compression and water treatment services through the operation of our natural gas compression equipment, crude oil and natural gas production and process equipment and water treatment equipment for our customers. In our aftermarket services segment, we sell parts and components and provide operations, maintenance, repair, overhaul, upgrade, startup and commissioning and reconfiguration services to customers who own their own oil and natural gas compression, production, processing, treating and related equipment. In our product sales segment, we design, engineer, manufacture, install and sell equipment used in the treating and processing of crude oil, natural gas, natural gas compression packages and water treatment equipment to our customers throughout the world and for use in our contract operations business line.

We evaluate the performance of our segments based on adjusted gross margin for each segment. Revenue only includes sales to external customers. We do not include intersegment sales when we evaluate our segments’ performance.

During the year ended December 31, 2020, Petroleo Brasileiro, S.A. accounted for approximately 15% of our total revenue. During the year ended December 31, 2019, Basrah Gas Company accounted for approximately 19% of our total revenue. No other customer accounted for more than 10% of our revenue in 2020 and 2019.

The following table presents revenue and other financial information by reportable segment for the years ended December 31, 2020 and 2019 (in thousands):

	Contract Operations	Aftermarket Services	Product Sales (4)	Reportable Segments Total	Other (1)	Total (2)
2020:
Revenue	$338,423	$113,246	$161,392	$613,061	$—	$613,061
Adjusted gross margin (3)	233,041	25,531	3,294	261,866	—	261,866
Total assets	722,973	25,699	107,336	856,008	420,552	1,276,560
Capital expenditures	67,419	313	839	68,571	7,040	75,611
2019:
Revenue	$368,126	$129,217	$298,668	$796,011	$—	$796,011
Adjusted gross margin (3)	239,963	33,610	40,840	314,413	—	314,413
Total assets	816,625	26,456	88,525	931,606	400,951	1,332,557
Capital expenditures	176,663	386	8,325	185,374	3,663	189,037

(1)Includes corporate related items.

(2)Totals exclude assets, capital expenditures and the operating results of discontinued operations.

(3)Adjusted gross margin is defined as revenue less cost of sales (excluding depreciation and amortization expense).

(4)The U.S. compression fabrication business that was previously included in our product sales segment it is now included in discontinued operations.

The following table presents assets from reportable segments reconciled to total assets as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Assets from reportable segments	$856,008	$931,606
Other assets (1)	420,552	400,951
Assets associated with discontinued operations	26,931	85,447

Total assets	$1,303,491	$1,418,004

(1)Includes corporate related items.

The following tables present geographic data by country as of and for the years ended December 31, 2020 and 2019 (in thousands):

	Years Ended December 31,
	2020	2019
Revenue:
U.S.	$44,632	$110,095
Argentina	103,687	125,333
Brazil	67,685	74,017
Iraq	23,039	177,100
Mexico	32,325	73,945
Thailand	67,577	31,149
Oman	71,753	56,844
Other international	202,363	147,528

Total	$613,061	$796,011

	December 31,
	2020	2019
Property, plant and equipment, net:
U.S.	$63,109	$62,911
Argentina	148,772	178,006
Bolivia	112,744	141,776
Brazil	60,123	84,676
Mexico	64,491	68,142
Oman	183,776	201,880
Other international	100,207	86,803

Total	$733,222	$824,194

The following table reconciles total gross margin to total adjusted gross margin (in thousands):

	Years Ended December 31,
	2020	2019
Revenues	$613,061	$796,011
Cost of sales (excluding depreciation and amortization expenses)	351,195	481,598
Depreciation and amortization (1)	139,107	151,716

Total gross margin	122,759	162,697
Depreciation and amortization (1)	139,107	151,716

Total adjusted gross margin	$261,866	$314,413

(1)Represents the portion only attributable to cost of sales.

SCHEDULE B

UNAUDITED INTERIM FINANCIAL STATEMENTS OF EXTERRAN FOR THE THREE AND SIX

MONTH PERIOD ENDED JUNE 30, 2022

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

EXTERRAN CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par value and share amounts)

(unaudited)

	June 30, 2022	December 31, 2021
ASSETS

Current assets:

Cash and cash equivalents	$57,089	$56,255

Restricted cash	12,026	5,796

Accounts receivable, net of allowance of $10,581, and $10,580, respectively	203,351	179,844

Inventory (Note 5)	80,503	102,494

Current investment in sales-type leases (Note 3)	6,647	—

Contract assets (Note 2)	29,784	25,554

Other current assets	28,380	22,897

Current assets associated with discontinued operations (Note 4)	10,588	15,558

Total current assets	428,368	408,398

Property, plant and equipment, net (Note 6)	603,457	604,957

Long-term contract assets (Note 2)	141,678	67,822

Long-term investment in sales-type leases (Note 3)	28,887	—

Operating lease right-of-use assets	21,204	21,654

Deferred income taxes	11,600	7,671

Intangible and other assets, net	58,810	67,006

Long-term assets associated with discontinued operations (Note 4)	1,517	1,689

Total assets	$1,295,521	$1,179,197

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable, trade	$85,851	$70,782

Accrued liabilities	142,562	137,825

Contract liabilities (Note 2)	96,487	74,206

Current operating lease liabilities	5,104	4,977

Current liabilities associated with discontinued operations (Note 4)	2,255	2,299

Total current liabilities	332,259	290,089

Long-term debt (Note 7)	683,270	571,788

Deferred income taxes	637	921

Long-term contract liabilities (Note 2)	57,212	60,608

Long-term operating lease liabilities	25,421	26,723

Other long-term liabilities	49,194	44,410

Long-term liabilities associated with discontinued operations (Note 4)	614	1,066

Total liabilities	1,148,607	995,605

Commitments and contingencies (Note 15)

Stockholders’ equity:

Preferred stock, $0.01 par value per share; 50,000,000 shares authorized; zero issued	—	—

	June 30, 2022	December 31, 2021

Common stock, $0.01 par value per share; 250,000,000 shares authorized; 38,086,576 and 38,064,007 shares issued, respectively	381	381

Additional paid-in capital	753,340	753,046

Accumulated deficit	(568,542)	(531,237)

Treasury stock — 4,771,565 and 4,740,398 common shares, at cost, respectively	(57,917)	(57,742)

Accumulated other comprehensive income	19,652	19,144

Total stockholders’ equity (Note 12)	146,914	183,592

Total liabilities and stockholders’ equity	$1,295,521	$1,179,197

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EXTERRAN CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenues (Note 2):

Contract operations	$120,463	$87,498	$204,264	$168,512

Aftermarket services	36,179	29,401	62,442	54,521

Product sales	64,626	29,300	146,310	59,330

	221,268	146,199	413,016	282,363

Costs and expenses:

Cost of sales (excluding depreciation and amortization expense):

Contract operations	37,938	27,764	67,265	51,108

Aftermarket services	27,204	23,422	47,025	43,434

Product sales	62,840	27,109	133,155	52,682

Selling, general and administrative	38,125	33,630	80,005	66,261

Depreciation and amortization	36,877	45,709	77,232	88,208

Impairment (Note 9)	—	7,959	—	7,959

Merger expenses (Note 1)	1,045	—	5,033	—

Restructuring and other charges (Note 10)	(182)	(370)	(182)	254

Interest expense	11,897	10,357	22,946	20,321

Other (income) expense, net	2,295	(3,159)	665	(98)

	218,039	172,421	433,144	330,129

Income (loss) before income taxes	3,229	(26,222)	(20,128)	(47,766)

Provision for income taxes (Note 11)	11,379	8,836	17,148	16,292

Loss from continuing operations	(8,150)	(35,058)	(37,276)	(64,058)
Income (loss) from discontinued operations, net of tax (Note 4)	490	(156)	(29)	(1,029)
Net loss	$(7,660)	$(35,214)	$(37,305)	$(65,087)
Basic and diluted net loss per common share (Note 14):
Loss from continuing operations per common share	$(0.25)	$(1.06)	$(1.11)	$(1.94)
Income (loss) from discontinued operations per common share	0.02	(0.01)	—	(0.03)
Net loss per common share	$(0.23)	$(1.07)	$(1.11)	$(1.97)

Weighted average common shares outstanding used in net loss per common share (Note 14):
Basic and diluted	33,191	33,056	33,576	33,003

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EXTERRAN CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss	$ (7,660)	$ (35,214)	$ (37,305)	$ (65,087)
Other comprehensive loss:
Foreign currency translation adjustment	(3,431)	3,219	508	802
Comprehensive loss	$ (11,091)	$ (31,995)	$ (36,797)	$ (64,285)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EXTERRAN CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

(unaudited)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2021	$378	$750,506	$(418,529)	$(57,431)	$20,908	$295,832
Net loss			(29,873)			(29,873)
Foreign currency translation adjustment					(2,417)	(2,417)
Treasury stock purchased				(310)		(310)
Stock-based compensation, net of forfeitures	2	1,471				1,473
Balance, March 31, 2021	$380	$751,977	$(448,402)	$(57,741)	$18,491	$264,705
Net loss			(35,214)			(35,214)
Foreign currency translation adjustment					3,219	3,219
Stock-based compensation, net of forfeitures		431				431
Balance, June 30, 2021	$380	$752,408	$(483,616)	$(57,741)	$21,710	$233,141
Balance, January 1, 2022	$381	$753,046	$(531,237)	$(57,742)	$19,144	$183,592
Net loss			(29,645)			(29,645)
Foreign currency translation adjustment					3,939	3,939
Treasury stock purchased				(175)		(175)
Stock-based compensation, net of forfeitures		294				294
Balance, March 31, 2022	$381	$753,340	$(560,882)	$(57,917)	$23,083	$158,005
Net loss			(7,660)			(7,660)
Foreign currency translation adjustment					(3,431)	(3,431)
Treasury stock purchased						—
Stock-based compensation, net of forfeitures						—
Balance, June 30, 2022	$381	$753,340	$(568,542)	$(57,917)	$19,652	$146,914

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EXTERRAN CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(37,305)	$(65,087)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	77,232	88,208
Impairments		7,959
Amortization of deferred financing costs	1,322	1,330
Loss from discontinued operations, net of tax	29	1,029
Provision for doubtful accounts	1	825
Gain on sale of property, plant and equipment	(205)	(816)
(Gain) loss on remeasurement of intercompany balances	(1,432)	(810)
(Gain) loss on foreign currency derivatives	1,042	2,030
Stock-based compensation expense	294	1,904

	Six Months Ended June 30,
	2022	2021
Deferred income tax expense	(3,500)	1,349
Changes in assets and liabilities:
Accounts receivable and notes	(23,170)	(5,522)
Inventory	22,187	2,271
Investment in sales-type leases	(35,534)	—
Contract assets and contract liabilities, net	(56,728)	(12,995)
Other current assets	(5,374)	(144)
Accounts payable and other liabilities	10,619	(11,378)
Other	13,542	870
Net cash provided by / (used in) continuing operations	(36,980)	11,023
Net cash used in discontinued operations	(1,361)	(7,993)
Net cash provided by / (used in) operating activities	(38,341)	3,030
Cash flows from investing activities:
Capital expenditures	(63,897)	(12,483)
Proceeds from sale of property, plant and equipment	233	857
Net cash used in continuing operations	(63,664)	(11,626)
Net cash used in discontinued operations	—	—
Net cash used in investing activities	(63,664)	(11,626)

Cash flows from financing activities:
Proceeds from borrowings of debt	256,000	121,400
Repayments of debt	(146,198)	(110,900)
Short-term debt, net	—	1,285
Purchases of treasury stock (Note 11)	(175)	(310)
Net cash provided by financing activities	109,627	11,475

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(558)	(136)
Net increase in cash, cash equivalents and restricted cash	7,064	2,743
Cash, cash equivalents and restricted cash at beginning of period	62,051	43,728
Cash, cash equivalents and restricted cash at end of period	$69,115	$46,471
Supplemental disclosure of non-cash transactions:
Accrued capital expenditures	$23,955	$7,420

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EXTERRAN CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Description of Business and Basis of Presentation

Description of Business

Exterran Corporation (together with its subsidiaries, “Exterran Corporation,” the “Company,” “our,” “we” or “us”), a Delaware corporation formed in March 2015, is a global sustainable systems and process company offering solutions in the oil, gas, water and power markets. We are a leader in natural gas processing and treatment, produced water treatment and compression products, solutions and services, providing critical midstream infrastructure solutions to customers throughout the world while helping them reduce their flaring, emissions and fresh water usage. We provide our products, solutions, and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators. Our manufacturing facilities are located in the United States of America (“U.S.”), Singapore and the United Arab Emirates. We operate in three primary business lines: contract operations, aftermarket services and product sales. In our contract operations business line, we provide processing, treating, compression and water treatment services through the operation of our natural gas and crude oil production and process equipment and natural gas compression equipment and water treatment equipment for our customers. In our aftermarket services business line, we sell parts and components and provide operations, maintenance, repair, overhaul, upgrade, startup and commissioning and reconfiguration services to customers who own their own oil and natural gas compression, production, processing, treating and related equipment. In our product sales business line, we design, engineer, manufacture, install and sell equipment used in the treating and processing of crude oil, natural gas, natural gas compression packages and water to our customers throughout the world and for use in our contract operations business line. We also offer our customers, on either a contract operations basis or a sale basis, the engineering, design, project management, procurement and construction services necessary to incorporate our products into production, processing and compression facilities, which we refer to as integrated projects.

Merger

On January 24, 2022, we entered into an agreement and plan of merger (the “Merger Agreement”) with Enerflex US Holdings Inc. (“Enerflex US”), a Delaware corporation and a wholly owned subsidiary of Enerflex Ltd. (“Enerflex”), a Canadian corporation. The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of conditions set forth therein and in accordance with the General Corporation Law of the State of Delaware, Enerflex US shall be merged with and into Exterran Corporation (“Merger”), resulting in the Company continuing as the surviving corporation in the merger and as a wholly owned subsidiary of Enerflex.

Under the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.01 per share, of the Company that is outstanding immediately prior, will be converted automatically into the right to receive 1.021 common shares of Enerflex (subject to certain conditions set forth in the Merger Agreement).

The respective obligations of Enerflex, Enerflex US and the Company to consummate the Merger is subject to the satisfaction or waiver of a number of customary conditions, including: (1) the adoption of the Merger Agreement by Exterran Corporation’s stockholders; (2) approval of the issuance of Enerflex’s common shares to holders of shares of common stock of Exterran Corporation by Enerflex’s shareholders; (3) Enerflex’s registration statement on Form F-4 having been declared effective by the U.S. Securities and Exchange Commission (“SEC”); (4) the absence of any law prohibiting or making illegal the consummation of the Merger; (5) the receipt of approvals by the competent authorities under the Antitrust Laws (as defined in the Merger Agreement) or expiration of any statutory waiting period under the applicable Antitrust Laws; (6) receipt of conditional approval of the listing of Enerflex’s common shares on the New York Stock Exchange or Nasdaq Inc., subject to official notice of issuance, and the Toronto Stock Exchange, subject to customary listing requirements, of Enerflex’s common shares issuable pursuant to the Merger; (7) each party’s representations and warranties being true and correct, subject to certain materiality standards set forth in the Merger Agreement; (8) compliance by each party in all material respects with such party’s obligations under the Merger Agreement; and (9) the absence of a Parent Material Adverse Effect and a Company Adverse Material Effect (each as defined in the Merger Agreement).

We anticipate the Merger to close in the second half of 2022, subject to, among other things, the satisfaction (or waiver) of the conditions in the previous paragraph.

We have already started incurring legal and other costs and will continue to incur such costs until the Merger is closed. We incurred costs associated with these activities of $1.0 million and $5.0 million for the three and six months ended June 30, 2022, respectively. These charges are reflected as merger expenses in our statements of operations and accrued liabilities on our balance sheets. We estimate the total merger expenses will be approximately $18 - 23 million and represents our best estimate based on the facts and circumstances known at this time.

Liquidity

Historically, the Company has met its liquidity needs principally from cash on hand, cash flow from operations and, if needed, external borrowings and issuances of debt securities. At June 30, 2022, the Company had $57.1 million of cash and cash equivalents and $146.3 million of remaining availability under our revolving credit facility (as defined in Note 7 – Debt) which resulted in a total liquidity position of $203.4 million. Based on its current forecasts, the Company believes that cash on hand, together with cash flow from operations, and current and any potential future borrowings under the revolving credit facility should be sufficient to meet its cash requirements inclusive of, but not limited to, normal operating needs, debt service obligations, and planned capital expenditures and commitments for at least the next twelve months from the issuance date of its consolidated financial statements. Further, a portion of our capital expenditures will also be funded through advanced payments from customers. However, the Company can make no assurance regarding its ability to achieve its forecasts, which are materially dependent on improved financial performance and the ever-changing market.

At June 30, 2022, the Company had $336.0 million of borrowings under the revolving credit facility, which matures in October 2023. Management will need to pursue refinancing if the merger with Enerflex, described above, does not close as expected during the second half of 2022. If the merger does not happen, there can be no assurances the Company will succeed in refinancing its credit facility. If unsuccessful, the Company will not have sufficient liquidity and capital resources to repay its indebtedness when it matures.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Exterran Corporation included herein have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP are not required in these interim financial statements and have been condensed or omitted. Management believes that the information furnished includes all adjustments of a normal recurring nature that are necessary to fairly state our consolidated financial position, results of operations and cash flows for the periods indicated. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements presented in our Annual Report on Form 10-K for the year ended December 31, 2021. That report contains a comprehensive summary of our accounting policies. The interim results reported herein are not necessarily indicative of results for a full year.

We refer to the consolidated financial statements collectively as “financial statements,” and individually as “balance sheets,” “statements of operations,” “statements of comprehensive income (loss),” “statements of stockholders’ equity” and “statements of cash flows” herein.

Recent Accounting Pronouncements

We consider the applicability and impact of all Accounting Standard Updates (“ASUs”). ASUs not listed below were assessed and determined to be not applicable.

Recently Adopted Accounting Pronouncements

In June 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”). Topic 848 is effective for fiscal years and interim periods beginning as of March 12, 2020 through December 31, 2022. This update provides optional guidance for a limited period of time to ease the potential burden in accounting for reference rate reform on financial reporting. It is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The adoption of ASU 2020-04 did not have a material impact to our financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

There are no recently issued accounting pronouncements not yet adopted that would have a material impact on the Company.

Note 2 - Revenue

Disaggregation of Revenue

The following tables present disaggregated revenue by products and services lines and by geographical regions for the three and six months ended June 30, 2022 and 2021 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
Revenue by Products and Services	2022	2021	2022	2021
Contract Operations Segment:
Contract operations services (1)	$120,463	$87,498	$204,264	$168,512

Aftermarket Services Segment:
Operation and maintenance services (1)	$10,536	$12,474	$22,943	$24,516
Part sales (2)	18,946	13,272	30,474	22,322
Other services (1)	6,697	3,655	9,025	7,683
Total aftermarket services	$36,179	$29,401	$62,442	$54,521

Product Sales Segment:
Compression equipment (1) (3)	$7,318	$2,646	$8,858	$7,972
Processing and treating equipment (1)	56,224	22,331	135,428	43,890
Other product sales (1) (2)	1,084	4,323	2,024	7,468
Total product sales revenues	$64,626	$29,300	$146,310	$59,330

Total revenues	$221,268	$146,199	$413,016	$282,363

(1) Revenue recognized over time.

(2) Revenue recognized at a point in time.

(3) Compression equipment includes sales to customers outside of the U.S. The compression fabrication business for sales to U.S. customers that was previously included in our product sales segment is now included in discontinued operations.

	Three Months Ended June 30,		Six Months Ended June 30,
Revenue by Geographical Regions	2022	2021	2022	2021
North America	$17,746	$3,100	$32,708	$9,425
Latin America	88,810	68,592	175,189	129,210
Middle East and Africa	103,645	61,979	182,673	119,158
Asia Pacific	11,067	12,528	22,446	24,570
Total revenues	$221,268	$146,199	$413,016	$282,363

The North America region is primarily comprised of our operations in the U.S. The Latin America region is primarily comprised of our operations in Argentina, Bolivia, Brazil and Mexico. The Middle East and Africa region is primarily comprised of our operations in Bahrain, Iraq, Oman, Nigeria and the United Arab Emirates. The Asia Pacific region is primarily comprised of our operations in China, Indonesia, Singapore and Thailand.

The following table summarizes the expected timing of revenue recognition from unsatisfied performance obligations (commonly referred to as backlog) as of June 30, 2022 (in thousands):

	Contract Operations Segment	Product Sales Segment
Remainder of 2022	$132,608	$192,424
2023	296,085	282,004
2024	273,784	19,849
2025	253,046	17,558
2026	211,885	—
Thereafter	351,526	—
Total backlog	$1,518,934	$511,835

Certain of our aftermarket services contracts are subject to cancellation or modification at the election of the customer.

If the primary component of our contract operations contracts is the lease component, the contracts are accounted for as operating leases. For these contracts, revenues are recognized on a straight-line basis. As of June 30, 2022, the total value of our contracts operations backlog accounted for as operating leases was approximately $435.9 million, of which $24 million is expected to be recognized in the remainder of 2022, $93 million is expected to be recognized in 2023, $84 million is expected to be recognized in 2024, $70 million is expected to be recognized in 2025 and $54 million is expected to be recognized in 2026. Contract operations revenue recognized as operating leases for the six months ended June 30, 2022 was approximately $21 million. Our product sales backlog includes contracts where there is a significant financing component. As of June 30, 2022, we had approximately $43 million expected to be recognized in future periods as interest income within our product sales segment.

Contract Assets and Contract Liabilities

The following table provides information about accounts receivables, net, contract assets and contract liabilities from contracts with customers (in thousands):

	June 30, 2022	December 31, 2021
Accounts receivables, net	$203,351	$179,844
Contract assets and contract liabilities:
Current contract assets	29,784	25,554
Long-term contract assets	141,678	67,822
Current contract liabilities	96,487	74,206
Long-term contract liabilities	57,212	60,608

During the six months ended June 30, 2022, revenue recognized from contract operations services included $31.4 million of revenue deferred in previous periods. Revenue recognized during the six months ended June 30, 2022 from product sales performance obligations partially satisfied in previous periods was $101.6 million, of which $7.6 million was included in billings in excess of costs at the beginning of the period. The increase in current contract assets during the six months ended June 30, 2022 is primarily due to the timing of milestone billings in the North America region. The increase in long-term contract assets during the six months ended June 30, 2022 was primarily due to the timing of milestones billings in the Middle East and Africa region. The increase in current contract liabilities during the six months ended June 30, 2022 was primarily driven by the progression of product sales projects and the timing of milestones billings in the Middle East and Africa region. The decrease in long-term contract liabilities during the six months ended June 30, 2022 was primarily driven by the recognition of deferred revenue on two separate contracts in the Middle East and Africa region.

Allowance for Doubtful Accounts

The Company estimates its reserves using information about past events, current conditions and risk characteristics of each customer, and reasonable and supportable forecasts relevant to assessing risk associated with the collectability of accounts receivables, contract assets and long-term note receivables. The Company’s customer base has generally similar collectability risk characteristics, although larger customers may have lower risk than smaller independent customers. The allowance for doubtful accounts as of June 30, 2022 and changes for the six months then ended are as follows (in thousands):

Balance at December 31, 2021	$10,580
Write-offs during the period	1
Balance at June 30, 2022	$10,581

Note 3 - Sales-Type Leases

The Company has entered into sales-type lease arrangements due to the extension of certain contract operation contracts in the Latin America and Middle East and Africa regions. The Latin America region extensions contain options to extend or terminate the leases and options for the lessee to purchase the leased assets. The Middle East and Africa region extension contains purchase options and transfers the ownership of the leased assets at the completion of the lease term. Management has reviewed the options to purchase and terminate in the respective extensions and is reasonably certain that the customer would not exercise the termination or purchase options.

Due to the fact that the Company’s contract operations typically include service (a non-lease component), management may be required to allocate the contract consideration between lease and non-lease components in the event the contract does not specify consideration reflective of the market for each component. The Middle East and Africa region extension required management to allocate consideration between lease and non-lease components; the allocation between components is based on relative standalone price. The determination of relative standalone price requires management to make assumptions and judgements regarding what values are reflective of relative standalone price.

For a sales-type lease, the carrying amount of the asset is derecognized from property, plant and equipment and a net investment in the lease is recorded. The net investment in the lease is measured at commencement date as the sum of the discounted lease receivable and unguaranteed residual asset values. Selling profit or loss is presented on a gross basis when the Company enters into a lease to realize value from an asset that it would otherwise sell in its ordinary course of business. Initial direct costs are expensed at lease commencement. Over the term of the lease, the Company recognizes lease income on the net investment in the lease and any variable lease payments, which are not included in the net investment in the lease.

The estimated residual value represents the estimated fair value of the assets under lease at the end of the lease. Estimating residual value is a risk unique to financing activities, and management of this risk is dependent upon the ability to accurately project future asset values. The Company estimates the future fair value of leased assets by using historical models and analyzing the market for new and used assets. The Company has determined there is no estimated residual value for the assets under lease due to the contract term.

The following table presents amounts included within the Consolidated Statements of Operations in the Contract Operations line of business related to sales-type lease activity:

	Three Months Ended June 30,		Six Months Ended June 30,

	2022	2021	2022	2021

Sales-type lease selling price	$36,479	$—	$36,479	$—

Less: Carrying value of underlying assets	4,642	—	4,642	—

Gain on sales-type leases	$31,837	$—	$31,837	$—

Investment in sales-type leases relate principally to the Company’s contract operation services and are for terms ranging generally from eight to 10 years. A summary of the components of the company’s investment in sales-type leases is presented as follows:

	June 30, 2022	December 31, 2021

Investment in sales-type leases, gross	$35,534	$—

Residual value	—	—

Amortized cost	$35,534	$—

Allowance for credit losses	—	—

Investment in sales-type leases, net	$35,534	$—

Current portion	6,647	—

Noncurrent portion	28,887	—

Contractual maturities of gross investment in sales-type leases as of June 30, 2022, are as follows:

Amount
Remainder of 2022	$4,253
2023	7,661
2024	7,661
2025	7,661
2026	7,206
Thereafter	31,594
Total lease receipt payments	$66,036
Less: Imputed interest	(30,502)
Investment in sales-type leases	$35,534

Note 4 - Discontinued Operations

We have continued to work toward our strategy to be a company that leverages technology and operational excellence to provide complete systems and process solutions in energy and industrial applications. Over the past several years, we have made significant progress in this journey by taking actions to protect our core business, develop important organizational capabilities, commercialize new products, solutions, and services and implement new processes to position Exterran for success. We are focused on optimizing our portfolio of products and services to better serve our global customers while providing a more attractive investment option for our investors. As we continue on this path, we decided that our U.S. compression fabrication business was non-core to our strategy, and during the third quarter of 2020, we entered into an agreement to sell the assets used to operate the business which closed on November 2, 2020. We did not sell certain items in inventory, which we expect to liquidate over time. During the third quarter of 2020, this business met the held for sale criteria and is now reflected as discontinued operations in our financial statements for all periods presented. The U.S. compression fabrication business was previously included in our product sales segment and has been reclassified to discontinued operations in our financial statements for all periods presented. Compression revenue from sales to international customers continues to be included in our product sales segment.

In the first quarter of 2016, we began executing the exit of our Belleli EPC business that has historically been comprised of engineering, procurement and construction for the manufacture of tanks for tank farms and the manufacture of evaporators and brine heaters for desalination plants in the Middle East (referred to as “Belleli EPC” or the “Belleli EPC business” herein) by ceasing the bookings of new orders. As of the fourth quarter of 2017, we had substantially exited our Belleli EPC business and, in accordance with GAAP, it is reflected as discontinued operations in our financial statements for all periods presented. Although we have reached mechanical completion on all remaining Belleli EPC contracts, we are still subject to risks and uncertainties potentially resulting from warranty obligations, customer or supplier claims against us, settlement of claims against customers, completion of demobilization activities and litigation developments. The facility previously utilized to manufacture products for our Belleli EPC business has been repurposed to manufacture product sales equipment. As such, certain personnel, buildings, equipment and other assets that were previously related to our Belleli EPC business remain a part of our continuing operations. As a result, activities associated with our ongoing operations at our repurposed facility are included in continuing operations.

The following table summarizes the operating results of discontinued operations (in thousands):

	Three Months Ended June 30, 2022			Three Months Ended June 30, 2021

	Belleli EPC	US Compression	Total	Belleli EPC	US Compression	Total
Revenue	$—	$—	$—	$—	$—	$—
Cost of sales (excluding depreciation and amortization expense)	—	315	315	—	(37)	(37)
Selling, general and administrative	149	—	149	86	18	104
Depreciation and amortization	—	—	—	—	—	—
Restructuring and other charges	—	—	—	—	—	—
Other (income) expense, net	180	—	180	—	59	59
Provision for (benefit from) income taxes	(1,134)	—	(1,134)	30	—	30
Income (loss) from discontinued operations, net of tax	$805	$(315)	$490	$(116)	$(40)	$(156)

	Six Months Ended June 30, 2022			Six Months Ended June 30, 2021

	Belleli EPC	US Compression	Total	Belleli EPC	US Compression	Total
Revenue	$—	$—	$—	—	$53	$53
Cost of sales (excluding depreciation and amortization expense)	—	765	765	55	172	227
Selling, general and administrative	229	—	229	244	413	657
Depreciation and amortization	—	—	—	—	—	—
Restructuring and other charges	—	—	—	—	—	—
Other (income) expense, net	170	—	170	34	59	93
Provision for (benefit from) income taxes	(1,135)	—	(1,135)	105	—	105
Income (loss) from discontinued operations, net of tax	$736	$(765)	$(29)	$(438)	$(591)	$(1,029)

The following table summarizes the balance sheet data for discontinued operations (in thousands):

	June 30, 2022			December 31, 2021

	Belleli EPC	US Compression	Total	Belleli EPC	US Compression	Total
Accounts receivable	$268	$—	$268	$268	$—	$268
Inventory	—	8,972	8,972	—	14,853	14,853
Contract assets	—	83	83	—	271	271
Other current assets	1,265	—	1,265	166	—	166
Total current assets associated with discontinued operations	1,533	9,055	10,588	434	15,124	15,558
Property, Plant, and Equipment	—	—	—	—	—	—
Intangible and other assets, net	1,517	—	1,517	1,689	—	1,689
Total assets associated with discontinued operations	$3,050	$9,055	$12,105	$2,123	$15,124	$17,247

	June 30, 2022			December 31, 2021

	Belleli EPC	US Compression	Total	Belleli EPC	US Compression	Total

Accounts payable	$—	$—	$—	$35	$90	$125
Accrued liabilities	1,331	701	2,032	1,578	376	1,954
Contract liabilities	198	25	223	198	22	220
Total current liabilities associated with discontinued operations	1,529	726	2,255	1,811	488	2,299
Other long-term liabilities	614	—	614	694	372	1,066
Total liabilities associated with discontinued operations	$2,143	$726	$2,869	$2,505	$860	$3,365

Note 5 - Inventory

Inventory consisted of the following amounts (in thousands):

	June 30, 2022	December 31, 2021
Parts and supplies	$65,725	$61,379
Work in progress	12,199	38,528
Finished goods	2,579	2,587
Inventory	$80,503	$102,494

Note 6 - Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following (in thousands):

	June 30, 2022	December 31, 2021
Compression equipment, processing facilities and other fleet assets(1)	$1,495,548	$1,519,855
Land and buildings	50,900	51,066
Transportation and shop equipment	52,311	53,371
Computer software	67,484	65,298
Other	42,189	41,061
	1,708,432	1,730,651
Accumulated depreciation	(1,104,975)	(1,125,694)
Property, plant and equipment, net	$603,457	$604,957

Note 7 - Debt

Debt consisted of the following (in thousands):

	June 30, 2022	December 31, 2021
Revolving credit facility due October 2023	$336,000	$225,000
8.125% senior notes due May 2025	350,000	350,000
Other	200	1,397
Unamortized deferred financing costs of 8.125% senior notes	(2,730)	(3,212)
Total debt	683,470	573,185
Less: Amounts within one year(1)	(200)	(1,397)
Long-term debt	$683,270	$571,788

(1) Short-term debt and the current portion of long-term debt are included in accrued liabilities in our balance sheets.

Revolving Credit Facility Due October 2023

We and our wholly owned subsidiary, Exterran Energy Solutions, L.P. (“EESLP”), are parties to an amended and restated credit agreement (the “Amended Credit Agreement”) consisting of a $650.0 million revolving credit facility expiring in October 2023.

As of June 30, 2022, we had $336.0 million in outstanding borrowings and $52.4 million in outstanding letters of credit under our revolving credit facility. At June 30, 2022, taking into account guarantees through letters of credit, we had undrawn capacity of $261.6 million under our revolving credit facility. Our Amended Credit Agreement limits our Total Debt to EBITDA ratio (as defined in the Amended Credit Agreement) on the last day of the fiscal quarter to no greater than 4.50 to 1.0. As a result of this limitation, $146.3 million of the $261.6 million of undrawn capacity under our revolving credit facility was available for additional borrowings as of June 30, 2022.

The Amended Credit Agreement contains various covenants with which we, EESLP and our respective restricted subsidiaries must comply, including, but not limited to, limitations on the incurrence of indebtedness, investments, liens on assets, repurchasing equity, making distributions, transactions with affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. We are required to maintain, on a consolidated basis, a minimum interest coverage ratio (as defined in the Amended Credit Agreement) of 2.25 to 1.00; a maximum total leverage ratio (as defined in the Amended Credit Agreement) of 4.50 to 1.00; and a maximum senior secured leverage ratio (as defined in the Amended Credit Agreement) of 2.75 to 1.00. As of June 30, 2022, we maintained a 7.4 to 1.0 interest coverage ratio, a 3.7 to 1.0 total leverage ratio and a 1.8 to 1.0 senior secured leverage ratio. As of June 30, 2022, we were in compliance with all financial covenants under the Amended Credit Agreement.

8.125% Senior Notes Due May 2025

In April 2017, our 100% owned subsidiaries EESLP and EES Finance Corp. issued $375.0 million aggregate principal amount of 8.125% senior unsecured notes due 2025 (the “2017 Notes”) which have $350.0 million outstanding as of June 30, 2022. We guarantee the 2017 Notes on a senior unsecured basis. We may redeem the 2017 Notes at any time in cash, in whole or part, at certain redemption prices, including the applicable make-whole premium plus accrued and unpaid interest, if any, to the date of redemption.

Note 8 - Fair Value Measurements

The accounting standard for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories:

•	Level 1 — Quoted unadjusted prices for identical instruments in active markets to which we have access at the date of measurement.

•

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or prices vary substantially over time or among brokered market makers.

•

Level 3 — Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect our own assumptions regarding how market participants would price the asset or liability based on the best available information.

Recurring Fair Value Measurements

We are exposed to market risks associated with changes in foreign currency exchange rates, including foreign currency exchange rate changes recorded on intercompany obligations. From time to time, we may enter into foreign currency hedges to manage existing exposures to foreign exchange risk related to assets and liabilities recorded on our balance sheets including intercompany activity. As of June 30, 2022 and as of December 31, 2021, we were party to forward currency exchange contracts to mitigate exposures to the Argentine Peso. We did not designate these forward currency exchange contracts as hedge transactions. Changes in fair value and gains and losses on settlement on these forward currency exchange contracts are recognized in other (income) expense, net, in our statement of operations. As the June 30, 2022 and December 31, 2021 contracts settle on a daily basis, it was not necessary to estimate fair value of the current year foreign currency derivatives as nothing was recorded on the balance sheet as of June 30, 2022 and December 31, 2021. For the three months ended June 30, 2022 and 2021 , we recognized a loss of $0.2 million and $1.1 million, respectively, on forward currency contracts. During the six months ended June 30, 2022 and 2021, we recognized a loss of $1.0 million and $2.0 million, respectively, on forward currency exchange contracts.

Nonrecurring Fair Value Measurements

The following table presents our assets and liabilities measured at fair value on a nonrecurring basis as of June 30, 2022 and 2021, with pricing levels as of the date of valuation (in thousands):

	June 30, 2022			June 30, 2021

	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)

Impaired long-lived assets (1)	$ —	$ —	$ —	$ —	$ —	$ —

Long-term note receivable (2)	—	—	13,634	—	—	12,119

(1) See Note 9 for discussion of asset impairment recorded in 2021. No impairment was recorded as of June 30, 2022. Our estimate of the fair value of the impaired long-lived assets as of June 30, 2021, were primarily based on the expectation that these assets are unlikely to generate future cash flows either through continuation of this contract or through proceeds from the sale of the assets and thus they were written down to zero.

(2) Our estimate of the fair value of a note receivable was discounted based on a settlement in June 2026 and a discount rate of 12.5%. The undiscounted value of the note receivable, including interest, as of June 30, 2022 was $15.7 million.

Financial Instruments

Our financial instruments consist of cash, restricted cash, receivables, payables and debt. At June 30, 2022 and December 31, 2021, the estimated fair values of cash, restricted cash, receivables and payables approximated their carrying amounts as reflected in our balance sheets due to the short-term nature of these financial instruments.

The fair value of the 2017 Notes was estimated based on model derived calculations using market yields observed in active markets, which are Level 2 inputs. As of June 30, 2022 and December 31, 2021, the carrying amount of the 2017 Notes, excluding unamortized deferred financing costs, of $350.0 million was estimated to have a fair value of $331.6 million and $326.6 million, respectively. Due to the variable rate nature of our revolving credit facility, the carrying value as of June 30, 2022 and December 31, 2021 approximated the fair value as the rate was comparable to the then-current market rate at which debt with similar terms could have been obtained.

Note 9 - Impairments

We review long-lived assets, including property, plant and equipment and identifiable intangibles that are being amortized, for impairment whenever events or changes in circumstances, indicate that the carrying amount of an asset may not be recoverable. During the three and six months ended June 30, 2022, there were no events, or changes in circumstances to indicate that the carrying amount of an asset may not be recoverable.

During the three months ended June 30, 2021, we determined that there was no visibility to continuing a contract with a customer in the Latin America region. This contract included installation costs, deferred start-up costs and demobilization costs that were previously capitalized where it is highly unlikely we will generate future cash flows. As a result, during the three and six months ended June 30, 2021, we recorded an $8.0 million asset impairment to reduce the book value of these assets to zero, which is its estimated fair value as of June 30, 2021.

Note 10 - Restructuring and Other Charges

The energy industry’s focus on cash flow, capital discipline and improving returns has caused delays in the timing of new equipment orders. As a result, in the third quarter of 2019, we announced a cost reduction plan primarily focused on workforce reductions. During the three months ended June 30, 2022 and 2021, we released an unused portion of previously expensed restructuring charges of $0.2 million and $0.4 million, respectively. During the six months ended June 30, 2022, we released an unused portion of previously expensed restructuring charges of $0.2 million. During the six months ended June 30, 2021, we incurred restructuring and other charges associated with these activities of $0.3 million, respectively. These charges are reflected as Restructuring and other charges in our statements of operations and accrued liabilities on our balance sheets. The cost reduction plan was substantially complete as of the end of the first quarter 2022.

The following table summarizes the changes to our accrued liability balance related to restructuring and other charges for the six months ended June 30, 2022 and 2021 (in thousands):

Cost
Reduction Plan

Beginning balance at January 1, 2021	$1,351
Additions for costs expensed, net	254
Reductions for payments	(1,317)
Foreign exchange impact	51
Ending balance at June 30, 2021	$339

Beginning balance at January 1, 2022	$182
Additions for costs expensed, net	(182)
Reductions for payments	—
Foreign exchange impact	—
Ending balance at June 30, 2022	$—

The following table summarizes the components of charges included in restructuring and other charges in our statements of operations for the three and six months ended June 30, 2022 and 2021 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Employee termination benefits	$(182)	$(441)	$(182)	$183
Legal fees	—	71	—	71
Consulting fees	—	—	—	—
Total restructuring and other charges	$(182)	$(370)	$(182)	$254

The following table summarizes the components of charges included in restructuring and other charges incurred since the announcement of the cost reduction plan in the third quarter of 2019 (in thousands):

Total

Employee termination benefits	$6,183
Legal fees	71
Consulting fees	3,205
Total restructuring and other charges	$9,459

Note 11 - Provision for Income Taxes

Our effective tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn, or losses we incur, in those jurisdictions. It is also affected by discrete items that may occur in any given year but are not consistent from year to year. Our effective tax rate is also affected by valuation allowances recorded against loss carryforwards in the U.S. and certain other jurisdictions, foreign withholding taxes and changes in foreign currency exchange rates.

The following items had the most significant impact on the difference between our statutory U.S. federal income tax rate of 21% and our effective tax rate of 352.4% for the three months ended June 30, 2022: (i) a 220.9% positive impact resulting from foreign currency devaluations in Argentina, (ii) an (89)% negative impact resulting from foreign taxes in excess of the U.S. tax rate and other rate drivers, (iii) a 10.1% positive impact resulting from deemed inclusions in the U.S., (iv) a 63% positive impact resulting from unrecognized tax benefits and (v) an 88.8% positive impact resulting from an addition of valuation allowances against U.S. deferred tax assets.

The following items had the most significant impact on the difference between our statutory U.S. federal income tax rate of 21% and our effective tax rate of (85.2)% for the six months ended June 30, 2022: (i) a (47.8)% negative impact resulting from foreign currency devaluations in Argentina, (ii) a 10.5% positive impact resulting from foreign taxes in excess of the U.S. tax rate and other rate drivers, (iii) a (4.0)% negative impact resulting from deemed inclusions in the U.S., (iv) a (15.1)% negative impact resulting from unrecognized tax benefits and (v) a (36.7)% negative impact resulting from an addition of valuation allowances against U.S. deferred tax assets.

Our effective tax rate decreased for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 primarily due to an increase in valuation allowances recorded in the U.S., a decrease in foreign taxes in excess of the U.S. tax rate, an increase in deemed inclusions in the U.S., an increase in unrecognized tax benefits and an increase in tax related to foreign exchange movement in Argentina.

Note 12 - Stockholders’ Equity

Share Repurchase Program

On February 20, 2019, our board of directors approved a share repurchase program under which the Company is authorized to purchase up to $100.0 million of its outstanding common stock through February 2022. The timing and method of any repurchases under the program will depend on a variety of factors, including prevailing market conditions among others. Purchases under the program may be suspended or discontinued at any time and we have no obligation to repurchase any amount of our common shares under the program. Shares of common stock acquired through the repurchase program are held in treasury at cost. During the six months ended June 30, 2022 and 2021, we did not repurchase any shares under this program.

Additionally, treasury stock purchased during the six months ended June 30, 2022 and 2021 included shares withheld to satisfy employees’ tax withholding obligations in connection with vesting of restricted stock awards.

Note 13 - Stock-Based Compensation

Stock Options

There were no stock options granted during the six months ended June 30, 2022 and 2021.

Restricted Stock, Restricted Stock Units and Performance Units

For grants of restricted stock, restricted stock units and performance units, we recognize compensation expense over the applicable vesting period equal to the fair value of our common stock at the grant date. Grants of restricted stock, restricted stock units and performance units generally vest over two or three years proportionately on each grant date anniversary.

The table below presents the changes in restricted stock, restricted stock units and performance units for our common stock during the six months ended June 30, 2022.

	Equity Awards		Liability Awards
		Weighted Average		Weighted Average
	Shares	Grant-Date Fair	Shares	Grant-Date Fair
	(in thousands)	Value Per Share	(in thousands)	Value Per Share

Non-vested awards, January 1, 2022	210	$9.51	2,174	$5.70
Granted	13	6.23	2,022	7.92
Vested	(99)	14.27	(1,402)	6.94
Cancelled	—	—	(43)	5.95
Non-vested awards, June 30, 2022	124	5.37	2,751	6.70

As of June 30, 2022, we estimate $8.7 million of unrecognized compensation cost related to unvested restricted stock, restricted stock units and performance units issued to our employees to be recognized over the weighted-average vesting period of 0.7 years.

Note 14 - Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed using the two-class method, which is an earnings allocation formula that determines net income (loss) per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. Under the two-class method, basic net income (loss) per common share is determined by dividing net income (loss) after deducting amounts allocated to participating securities, by the weighted average number of common shares outstanding for the period. Participating securities include unvested restricted stock and restricted stock units that have non-forfeitable rights to receive dividends or dividend equivalents, whether paid or unpaid. During periods of net loss from continuing operations, no effect is given to participating securities because they do not have a contractual obligation to participate in our losses.

Diluted net income (loss) per common share is computed using the weighted average number of common shares outstanding adjusted for the incremental common stock equivalents attributed to outstanding options to purchase common stock and non-participating restricted stock units, unless their effect would be anti-dilutive.

There are dilutive shares excluded from the EPS computation for the three and six months ended June 30, 2022 and 2021 as they would be anti-dilutive.

The following table presents a reconciliation of basic and diluted net loss per common share for the three and six months ended June 30, 2022 and 2021 (in thousands, except per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Numerator for basic and diluted net loss per common share:
Loss from continuing operations	$(8,150)	$(35,058)	$(37,276)	$(64,058)
Loss from discontinued operations, net of tax	490	(156)	(29)	(1,029)
Less: Net income attributable to participating securities	—	—	—	—
Net loss — used in basic and diluted net loss per common share	$(7,660)	$(35,214)	$(37,305)	$(65,087)

Weighted average common shares outstanding including participating securities	33,439	33,350	33,838	33,289
Less: Weighted average participating securities outstanding	(248)	(294)	(262)	(286)
Weighted average common shares outstanding — used in basic net loss per common share	33,191	33,056	33,576	33,003
Net dilutive potential common shares issuable:
On exercise of options and vesting of restricted stock units	*	*	*	*
Weighted average common shares outstanding — used in diluted net loss per common share	33,191	33,056	33,576	33,003
Net loss per common share:
Basic and diluted	$(0.23)	$(1.07)	$(1.11)	$(1.97)

*	Excluded from diluted net income (loss) per common share as their inclusion would have been anti-dilutive.

Note 15 - Commitments and Contingencies

Contingencies

We have agreements with financial institutions under which approximately $52.4 million of letters of credit or bank guarantees were outstanding as of June 30, 2022. These are put in place in certain situations to guarantee our performance obligations under contracts with counterparties.

In addition to U.S. federal, state and local and foreign income taxes, we are subject to a number of taxes that are not income-based. As many of these taxes are subject to audit by the taxing authorities, it is possible that an audit could result in additional taxes due. We accrue for such additional taxes when we determine that it is probable that we have incurred a liability and we can reasonably estimate the amount of the liability. As of June 30, 2022 and December 31, 2021, we had accrued $2.2 million and $1.9 million, respectively, for the outcomes of non-income-based tax audits. We do not expect that the ultimate resolutions of these audits will result in a material variance from the amounts accrued. We do not accrue for unasserted claims for tax audits unless we believe the assertion of a claim is probable, it is probable that it will be determined that the claim is owed and we can reasonably estimate the claim or range of the claim. We do not have any unasserted claims from non-income based tax audits that we have determined are probable of assertion. We also believe the likelihood is remote that the impact of potential unasserted claims from non-income-based tax audits could be material to our financial position, but it is possible that the resolution of future audits could be material to our results of operations or cash flows for the period in which the resolution occurs.

Our business can be hazardous, involving unforeseen circumstances such as uncontrollable flows of natural gas or well fluids and fires or explosions. As is customary in our industry, we review our safety equipment and procedures and carry insurance against some, but not all, risks of our business. Our insurance coverage includes property damage, general liability, commercial automobile liability and other coverage we believe is appropriate. We believe that our insurance coverage is customary for the industry and adequate for our business; however, losses and liabilities not covered by insurance would increase our costs.

Additionally, we are substantially self-insured for workers’ compensation and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to the deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages.

Litigation and Claims

On December 19, 2020, we initiated arbitration in the International Court of Arbitration of the International Chamber of Commerce (“ICC”) against Iberoamericana de Hidrocarburos, S.A. De C.V. (“IHSA”) to collect approximately $38 million owed to us under three agreements, plus future lost profits, interest, attorneys’ fees, and other damages as allowed under the contracts and/or Mexican law. The three agreements relate to contract operation services provided to IHSA by Exterran. After we stopped providing services due to IHSA’s nonpayment and initiated arbitration, IHSA filed various legal proceedings against Exterran in Texas courts, Mexican courts and arbitration.

In July 2022 Exterran entered into a settlement agreement with IHSA and its affiliates that resolves all disputes with no adverse impact to the financial statements as presented. The parties are in the process are performing their respective obligations under the settlement agreement.

On July 5, 2021, Inesco Ingenieria & Construccion, S.A. (“Inesco”) filed a Demand for Arbitration in the ICC against Exterran Bolivia S.R.L. claiming it is owed approximately $13 million for certain goods and services allegedly provided to Exterran, delay damages, and increased expenses. Based on currently available information we believe Inesco’s claims are without merit; however, the results cannot be predicted with certainty.

On February 24, 2022, the Local Labor Board of the State of Tabasco in Mexico (the “Labor Board”) awarded a former employee of one of our subsidiaries approximately $120 million in connection with a dispute relating to the employee’s severance pay following termination of his employment. In March 2015, this employee was terminated and was paid the undisputed portion of his severance pay, as determined by a local labor board. From March 2015 to the present, the former employee has challenged various aspects of the severance payment through court proceedings. The Company has prevailed in these earlier processes and certain facts of the dispute were established by court rulings, including the fact that the employee’s salary was approximately $3,500 MXN per day ($170 per day at the prevailing exchange rate).

We believe the order of the Labor Board is in error and has no credible basis in law or fact. For instance, in 2017, the Labor Board ruled that the former employee was entitled to approximately $1.4 million MXN (approximately $70,000 at the prevailing exchange rate) as severance based on an appellate court’s determination based on Company records that the employee’s salary was approximately $3,500 MXN per day. However, the Labor Board’s February 2022 order increased the amount the employee is owed to approximately $120 million, an increase of over 170,000%, ignoring the actual salary that had been established and using approximately $21,000 USD per day, an increase of over 12,000% and an amount he never actually received while working for our subsidiary. Effectively, the Labor Board awarded the employee approximately 1,900 years of severance based on the correct wage rate.

We have appealed the decision, and the appeal is pending before the First Collegiate Court of the Tenth Circuit in Labor Matters, in Villahermosa, Tabasco. Among other errors that are the subject of the appeal is the Labor Board’s (a) violation of principles of res judicata by disregarding prior court decisions establishing that the former employee’s salary was roughly $3,500 MXN per day ($170 per day at the prevailing exchange rate), (b) ignoring the applicable one-year statute of limitations in these types of matters, and (c) award of salary differences that were never part of the former employee’s original or subsequent claims.

The Company is pursuing all available avenues to preserve its rights, including potentially asserting claims against the Mexican government should the First Collegiate Court of the Tenth Circuit in Labor Matters fail to reverse the Labor Board’s order.

While we have determined it is reasonably possible that we will incur some loss with respect to this matter under applicable accounting standards (ASC Topic 450, Contingencies), the Company believes that the ultimate resolution of this matter will not be material to the Company.

In the ordinary course of business, we are involved in various pending or threatened legal actions. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from any of these actions will not have a material adverse effect on our financial position, results of operations or cash flows. However, because of the inherent uncertainty of litigation and arbitration proceedings, we cannot provide assurance that the resolution of any particular claim or proceeding to which we are a party will not have a material adverse effect on our financial position, results of operations or cash flows.

Note 16 - Reportable Segments

Our chief operating decision maker manages business operations, evaluates performance and allocates resources based upon the type of product or service provided. We have three reportable segments: contract operations, aftermarket services and product sales. In our contract operations segment, we provide processing, treating, compression and water treatment services through the operation of our natural gas and crude oil production and process equipment, natural gas compression equipment and water treatment equipment for our customers. In our aftermarket services segment, we sell parts and components and provide operations, maintenance, repair, overhaul, upgrade, startup and commissioning and reconfiguration services to customers who own their own oil and natural gas compression, production, processing, treating and related equipment. In our product sales segment, we design, engineer, manufacture, install and sell equipment used in the treating and processing of crude oil, natural gas and water as well as natural gas compression packages to our customers throughout the world and for use in our contract operations business line.

We evaluate the performance of our segments based on adjusted gross margin for each segment. Revenue only includes sales to external customers. We do not include intersegment sales when we evaluate our segments’ performance.

The following table presents revenue and other financial information by reportable segment for the three and six months ended June 30, 2022 and 2021 (in thousands):

				Reportable
	Contract	Aftermarket		Segments

Three Months Ended June 30,	Operations	Services	Product sales	Total

2022
Revenue	$120,463	$36,179	$64,626	$221,268
Adjusted gross margin(1)	82,525	8,975	1,786	93,286

2021
Revenue	$87,498	$29,401	$29,300	$146,199
Adjusted gross margin(1)	59,734	5,979	2,191	67,904

				Reportable

	Contract	Aftermarket		Segments

Six Months Ended June 30,	Operations	Services	Product sales	Total

2022
Revenue	$204,264	$62,442	$146,310	$413,016
Adjusted gross margin(1)	136,999	15,417	13,155	165,571

2021
Revenue	$168,512	$54,521	$59,330	$282,363
Adjusted gross margin(1)	117,404	11,087	6,648	135,139

(1)	Adjusted gross margin is defined as revenue less cost of sales (excluding depreciation and amortization expense).

(2) The U.S. compression fabrication business that was previously included in our product sales segment is now included in discontinued operations.

The following table reconciles total gross margin to total adjusted gross margin (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,

	2022	2021	2022	2021

Revenues	$221,268	$146,199	$413,016	$282,363
Cost of sales (excluding depreciation and amortization expenses)	127,982	78,295	247,445	147,224
Depreciation and amortization (1)	34,907	44,017	73,323	84,852
Total gross margin	58,379	23,887	92,248	50,287
Depreciation and amortization (1)	34,907	44,017	73,323	84,852
Total adjusted gross margin	$93,286	$67,904	$165,571	$135,139

(1)	Represents the portion only attributable to cost of sales.

SCHEDULE C

MANAGEMENT’S DISCUSSION AND ANALYSIS OF EXTERRAN FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

This Schedule C to “Appendix E – Information Concerning Exterran Corporation” has been prepared using selected extracts from the: (a) 2021 Annual Report relating to the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2021 compared to the year ended December 31, 2020; and (b) 2020 Annual Report relating to the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2020 compared to the year ended December 31, 2019. Please refer to “Glossary” below for a list of defined terms used in this Schedule C that are not defined in this Management Information Circular. The extracts included in this Schedule C were updated only in respect of the defined terms included in the below Glossary and certain section references, including the addition of certain section references to sections of this Management Information Circular and the removal of certain section references to documents of Exterran that are not incorporated by reference in this Management Information Circular. For the purposes of this Schedule C, references to “we”, “our”, “us” and “the Company” refer to Exterran.

GLOSSARY

“2020 Annual Report” means the annual report of Exterran for the fiscal year ended December 31, 2020 on Form 10-K.

“2020 Financial Statements” means the audited consolidated balance sheets, statements of operations, statements of comprehensive loss, statements of stockholders equity and statements of cash flows of Exterran for the years ended December 31, 2020 and December 31, 2019 together with the notes thereto and auditor’s report thereon.

“2021 Annual Report” means the annual report of Exterran for the fiscal year ended December 31, 2021 on Form 10-K.

“2021 Financial Statements” means the audited consolidated balance sheets, statements of operations, statements of comprehensive loss, statements of stockholders equity and statements of cash flows of Exterran for the years ended December 31, 2021 and December 31, 2020 together with the notes thereto and auditor’s report thereon.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021

EXTRACTED FROM THE 2021 ANNUAL REPORT

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our 2021 Financial Statements and the notes thereto. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See “Information Contained in Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements”.

This section of the 2021 Annual Report discusses the results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Overview

Exterran is a global systems and process company offering solutions in the oil, gas, water and power markets. We are a leader in natural gas processing and treatment and compression products, solutions, and services providing critical midstream infrastructure solutions to customers throughout the world. We provide our products, solutions, and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators.

We operate in three primary business lines: contract operations, aftermarket services and product sales. The nature and inherent interactions between and among our business lines provides us with opportunities to cross-sell and offer integrated product and service solutions to our customers. In our contract operations business line, we provide processing, treating, compression and water treatment services through the operation of our natural gas compression equipment, crude oil and natural gas production and process equipment and water treatment equipment for our customers. In our aftermarket services business line, we sell parts and components and provide operations, maintenance, repair, overhaul, upgrade, startup and commissioning and reconfiguration services to customers who own their own oil and natural gas compression, production, processing and treating and related equipment. In our product sales business line, we design, engineer, manufacture, install and sell equipment used in the treating and processing of crude oil, natural gas and water as well as natural gas compression packages to our customers throughout the world and for use in our contract operations business line. We also offer our customers, on either a contract operations basis or a sale basis, the engineering, design, project management, procurement and construction services necessary to incorporate our products into production, processing and compression facilities, which we refer to as integrated projects.

We have continued to work toward our strategy to be a company that leverages sustainable technology and operational excellence to provide complete systems and process solutions in energy and industrial applications. Over the past several years, we have made significant progress in this journey by taking actions to protect our core business, develop important organizational capabilities, commercialize new products, solutions, and services and implement new processes to position Exterran for success. We are focused on optimizing our portfolio of products, solutions, and services to better serve our global customers while providing a more attractive investment option for our investors. As we continue on this path, we decided that our U.S. compression fabrication business was non-core to our strategy going forward and during the third quarter of 2020, we entered into an agreement to sell the business which closed on November 2, 2020. During the third quarter of 2020, this business met the held for sale criteria and is also now reflected as discontinued operations in our financial statements for all periods presented. The U.S. compression fabrication business was previously included in our product sales segment and has been reclassified to discontinued operations in our financial statements for all periods presented. Compression revenue from sales to international customers continues to be included in our product sales segment.

Our chief operating decision maker manages business operations, evaluates performance and allocates resources based on the Company’s three primary business lines, which are also referred to as our segments. In order to more efficiently and effectively identify and serve our customer needs, we classify our worldwide operations into four geographic regions. The North America region is primarily comprised of our operations in the U.S. The Latin America region is primarily comprised of our operations in Argentina, Bolivia, Brazil, and Mexico. The Middle East and Africa region is primarily comprised of our operations in Bahrain, Iraq, Oman, Nigeria and the United Arab Emirates. The Asia Pacific region is primarily comprised of our operations in China, Indonesia, Singapore and Thailand.

In January 2022, we announced a business combination with Enerflex to create a premier integrated global provider of energy infrastructure. The combination is an all-share transaction pursuant to which Enerflex will acquire all of the outstanding common stock of Exterran on the basis of 1.021 Enerflex shares for each outstanding share of common stock of Exterran, resulting in approximately 124 million Enerflex common shares outstanding upon closing, representing an implied combined enterprise value of approximately $1.5 billion. The transaction value for Exterran is approximately $735 million, which represents an 18% premium to Exterran’s enterprise value as of the date of the announcement. We expect the deal to close by the second or the third quarter of 2022.

Industry Conditions and Trends

Our business environment and corresponding operating results are affected by the level of energy industry spending for the exploration, development and production of oil and natural gas reserves, along with spending within the midstream space.

Spending by oil and natural gas exploration and production companies and midstream providers is dependent upon these companies’ forecasts regarding the expected future supply, demand and pricing of oil and natural gas products as well as their estimates of risk-adjusted costs to find, develop, produce, transport, and treat these reserves. Although we believe our contract operations business is typically less impacted by short-term commodity prices than certain other energy products, solutions, and service providers, changes in oil and natural gas exploration and production spending normally result in changes in demand for our products, solutions and services.

Beginning in 2019, there has been a shift in the industry that was exacerbated by the COVID-19 pandemic. The industry has seen a structural change in the behavior of exploration and production producers and midstream providers, predominately in the U.S., but internationally as well, to change their focus from growth to one emphasizing cash flow and returns. This caused a significant reduction in their capital spending plans in order to drive incremental cash flow and has put constraints on the amount of new projects that customers sanction. In 2020 the COVID-19 pandemic created a demand shock to the system that further exacerbated the supply demand imbalance that was already taking place. As the global economy improved in 2021, commodity pricing improved due to increased demand and still constrained supplies as a result of the 2020 demand shock. Looking out into 2022, we are seeing increased interest in Exterran products and services, but the landscape is still volatile, due to the continued uncertainty around COVID-19 and its variants as well as possible geopolitical events that could impact oil and gas prices.

Our Performance Trends and Outlook

Our revenue, earnings and financial position are affected by, among other things, market conditions that impact demand and pricing for natural gas compression, oil and natural gas production and processing and produced water treatment solutions along with our customers’ decisions to use our products, solutions and services, use our competitors’ products and services or own and operate the equipment themselves.

Aggregate booking activity levels for our product sales segment in North America and international markets during the year ended December 31, 2021 was approximately $33.7 million, which represents a decrease of 93% compared to the year ended December 31, 2020. The decrease in bookings was primarily driven by a large processing plant booking in the Middle East during the first quarter of 2020. Fluctuations in the size and timing of customers’ requests for bid proposals and awards of new contracts tend to create variability in booking activity levels from period to period.

Historically, oil, natural gas and natural gas liquids and the level of drilling and exploration activity in North America have been volatile. The Henry Hub spot price for natural gas was $3.82 per MMBtu at December 31, 2021, which was 62% higher than prices at December 31, 2020, and the U.S. natural gas liquid composite price was $12.15 per MMBtu for the month of October 2021, which was 111% higher than prices for the month of December 2020. In addition, the West Texas Intermediate crude oil spot price as of December 31, 2021 was 56% higher than prices at December 31, 2020. Volatility in demand for energy and in commodity prices as well as an industry trend towards disciplined capital spending and improving returns have caused timing uncertainties in demand for our products recently. Booking activity levels for our product sales segment in North America during the year ended December 31, 2021 were $24.7 million, which represents an increase of 673% compared to the year ended December 31, 2020.

Longer-term fundamentals in our international markets partially depend on international oil and gas infrastructure projects, many of which are based on the longer-term plans of our customers that can be driven by their local market demand and local pricing for natural gas. As a result, we believe our international customers make decisions based more on longer-term fundamentals that may be less tied to near term commodity prices than our North American customers. Over the long term, we believe the demand for our products, solutions and services in international markets will continue, and we expect to have opportunities to grow our international businesses. Booking activity levels for our manufactured products in international markets during the year ended December 31, 2021 were $9.0 million, which represents a decrease of 98% compared to the year ended December 31, 2020.

The timing of customer orders and change in activity levels by our customers is difficult to predict. As a result, our ability to project the anticipated activity booking levels for our business, and particularly our product sales segment, is limited. Given the volatility of the global energy markets and industry capital spending levels, we plan to monitor and continue to control our expense levels as necessary to protect our profitability. Additionally, volatility in commodity prices could continue to delay investments by our customers in significant projects, which could result in a material adverse effect on our business, financial condition, results of operations and cash flows.

Our level of capital spending largely depends on the demand for our contract operations services and the equipment required to provide such services to our customers. Based on our contract operations business backlog of jobs in process and opportunities we anticipate in international markets, we expect to invest more capital in our contract operations business in 2022 than we did in 2021.

A decline in demand for oil and natural gas or prices for those commodities, or instability and rationalization of capital funding in the global energy markets may cause a reduction in demand for our products, solutions and services. We review long-lived assets, including property, plant and equipment and identifiable intangibles that are being amortized, for impairment whenever events or changes in circumstances, including the removal of compressor units from our active fleet, indicate that the carrying amount of an asset may not be recoverable.

Certain Key Challenges and Uncertainties

Market conditions and competition in the oil and natural gas industry and the risks inherent in international markets continue to represent key challenges and uncertainties. In addition to these challenges, we believe the following represent some of the key challenges and uncertainties we will face in the future:

Global Energy Markets and Oil and Natural Gas Pricing

Our results of operations depend upon the level of activity in the global energy markets, including oil and natural gas development, production, processing and transportation. Oil and natural gas prices and the level of drilling and exploration activity can be volatile. If oil and natural gas exploration and development activity and the number of well completions decline due to the reduction in oil and natural gas prices or significant instability in energy markets, we would anticipate a decrease in demand and pricing for our natural gas compression and oil and natural gas production and processing equipment and services. For example, unfavorable market conditions or financial difficulties experienced by our customers may result in cancellation of contracts or the delay or abandonment of projects, which could cause our cash flows generated by our product sales and services to decline and have a material adverse effect on our results of operations and financial condition.

Execution on Larger Contract Operations and Product Sales Projects

Some of our projects are significant in size and scope, which can translate into more technically challenging conditions or performance specifications for our products, solutions and services. Contracts with our customers generally specify delivery dates, performance criteria and penalties for our failure to perform. Any failure to execute such larger projects in a timely and cost effective manner could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Personnel, Hiring, Training and Retention

We believe our ability to grow may be challenged by our ability to hire, train and retain qualified personnel. Although we have been able to satisfy our personnel needs thus far, retaining employees in our industry continues to be a challenge. Our ability to continue our growth will depend in part on our success in hiring, training and retaining these employees.

Impact of COVID-19 on our Business

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption across most industries. Efforts to mitigate the spread of COVID-19 resulted in decreased energy demand and weakness in energy pricing in 2020. In 2021 energy demand and energy pricing improved as the world economies began to recover; demand for Exterran products began to show improvement in late 2021, and that demand improvement is expected to continue to improve in 2022.

The Company took proactive steps earlier in the first quarter of 2020 to enable and verify the ability to ensure the safety of our employees while still carrying on the majority of business functions. These steps included:

•	establishing a daily global operating process to identify, monitor and discuss impacts to our business whether originating from governmental actions or as a direct result of employee illness;

•	investing in additional IT capabilities to enable employees to work remotely;

•	closing operations where and until assessments were completed to ensure we could operate in a safe manner; and

•	re-establishing operations once safety mechanisms were in place. This included the acquisition of additional personal protective equipment and establishing screening and other workplace processes.

To date our actions in response to the pandemic and the primary impacts on our business are summarized below:

•

as most of our operations are considered essential by local government authorities, our service operations that are provided under long-term contracts have to a large extent continued to operate under substantially normal conditions;

•	we are following local governmental guidance for viral spread mitigation, including having many of our employees who would traditionally work in an office work from home;

•	we have put in place additional health and safety measures to protect our employees, customers and other parties who are working at our operating sites;

•

although early in 2020 we recorded significant new product sales bookings, as 2020 and 2021 progressed, we saw decreased purchasing activity from our customers which we believe was due to both the work at home mitigation measures our customers are also taking and weakness in commodity prices. With the improvements in energy pricing and energy demand we expect to see improved booking activity in the near term;

•

given travel restrictions and other mitigation efforts, certain of our employees were not able to travel to work assignments, therefore although we have taken additional steps to be able to continue to provide services required by our customers, some services were delayed until mitigation measures were eased;

•

while our operations have been impacted by lower product sale bookings in the recent years, we have continued our cost reduction efforts which began prior to the current pandemic. We have continued our efforts to optimize our cost structure to align with the expected demand in our business including making work force reductions;

•

we evaluated our accounts receivable and given the current energy environment and expected impact to the financials of our customers, we increased our reserve for uncollectible accounts by $4.8 million at December 31, 2020. We kept the reserve for uncollectible accounts at approximately the same level at December 31, 2021;

•

given COVID-19’s impact on demand for energy and decreased commodity prices which impact our customer’s capital spending, during the three months ended March 31, 2020, we tested our long-term assets for impairment and concluded that no impairment was indicated;

•

as many of our suppliers increased delivery times including as a result of disruptions, we are working with customers on revising expected due- dates for delivery, and have pushed out the timing of our recognition of revenue and adjusted gross margin on certain projects as a result of these and other delays caused by the pandemic; and

•

we have participated in certain COVID-19 tax incentive programs in certain jurisdictions in which we operate. These primarily allowed a delay in filing and/or paying of taxes for short periods of time. In the U.S., we filed a request for refund and received a $4.9 million Alternative Minimum Tax refund in 2020, which was earlier than originally scheduled due to the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). We have not participated in any government sponsored loan programs under the CARES Act.

We are unable to predict the impact that COVID-19 will have on our long-term financial position and operating results due to numerous uncertainties. The long-term impact of the pandemic on our customers and the global economy will depend on various factors, including the scope, severity and duration of the pandemic. A prolonged economic downturn or recession resulting from the pandemic could adversely affect many of our customers which could, in turn, adversely impact our business, financial condition and results of operations. We will continue to assess the evolving impact of the COVID-19 pandemic and intend to make adjustments to its responses accordingly.

Summary of Results

Revenue

Revenue during the years ended December 31, 2021 and 2020 was $630.2 million and $613.1 million, respectively. The increase in revenue during the year ended December 31, 2021 compared to the year ended December 31, 2020 was due to an increase in revenue in the product sales segment, partially offset by a decrease in the aftermarket services segment. The increase in our product sales segment was primarily due to increases in processing and treating revenue, partially offset by decreases in compression revenue. The decrease in aftermarket services revenue was primarily due to decreases in revenue in operation and maintenance and overhaul services in the Latin America and Middle East and Africa regions.

Net income (loss)

We generated a net loss of $112.7 million and $101.3 million during the years ended December 31, 2021 and 2020, respectively. The increase in net loss during the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to increases in depreciation and amortization expense, SG&A expense and interest expense, a decrease in adjusted gross margin of our aftermarket service and contract operations segment and a decrease in gain on extinguishment of debt. This was partially offset by an increase in adjusted gross margin for our product sales segment and decreases in loss from discontinued operations, net of tax, impairment expense and restructuring expense. Net loss during the years ended December 31, 2021 and 2020 included losses from discontinued operations, net of tax, of $1.8 million and $15.3 million, respectively.

EBITDA, as adjusted

Our EBITDA, as adjusted, was $146.6 million and $133.8 million during the years ended December 31, 2021 and 2020, respectively. EBITDA, as adjusted, during the year ended December 31, 2021 compared to the year ended December 31, 2020 increased primarily due to an increase in adjusted gross margin in our product sales segment and an increase in other income. This was partially offset by an increase in SG&A and decreases in adjusted gross margin in our contract operations and aftermarket services segments.

EBITDA, as adjusted, is a non-GAAP financial measure. For a reconciliation of EBITDA, as adjusted, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Non-U.S. GAAP Measures” in this Management Information Circular.

As discussed in Note 5 to the 2021 Financial Statements which are attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A, the results from continuing operations for all periods presented exclude the results of our Belleli EPC business and U.S. compression fabrication business. Those results are reflected in discontinued operations for all periods presented.

Results by Business Segment

The following table summarizes revenue, adjusted gross margin and adjusted gross margin percentages for each of our business segments (dollars in thousands):

	Years Ended December 31,
	2021	2020
Revenue:
Contract Operations	$338,507	$338,423
Aftermarket Services	109,033	113,246
Product Sales(1)	182,705	161,392

Total Revenue	$630,245	$613,061

Segment Adjusted Gross Margin: (2)
Contract Operations	$228,947	$233,041
Aftermarket Services	23,839	25,531
Product Sales(1)	23,680	3,294

Total Adjusted Gross Margin	$276,466	$261,866

Segment Adjusted Gross Margin Percentage: (3)
Contract Operations	68%	69%
Aftermarket Services	22%	23%
Product Sales(3)	13%	2%

Notes:

(1)	The compression fabrication business for sales to U.S. customers, which was previously included in our product sales segment, is now included in discontinued operations.

(2)

Segment adjusted gross margin is defined as revenue less cost of sales (excluding depreciation and amortization expense) broken out by the different segments. We evaluate the performance of each of our segments based on adjusted gross margin.

(3)	Segment adjusted gross margin percentage is defined as segment adjusted gross margin divided by segment revenue.

Operating Highlights

The following table summarizes the expected timing of revenue recognition from our contract operations backlog (in thousands):

December 31, 2021
Contract Operations Backlog:(1)
2022	$260,062
2023	263,526
2024	239,660
2025	218,224
2026	178,879
Thereafter	239,507

Total contract operations backlog	$1,399,858

Note:

(1)

As of December 31, 2021, the total value of our contract operations backlog accounted for as operating leases was approximately $495 million, of which $44 million is expected to be recognized in 2022, $104 million is expected to be recognized in 2023, $94 million is expected to be recognized in 2024 and $80 million is expected to be recognized in 2025. Contract operations revenues recognized as operating leases for the year ended December 31, 2021 was approximately $35 million.

The following table summarizes our product sales backlog (in thousands):

	December 31,
	2021	2020
Product Sales Backlog:(1)
Processing and treating equipment	$289,718	$425,292
Compression equipment	4,036	10,218
Other product sales	22,616	29,835

Total product sales backlog	$316,370	$465,345

Notes:

(1)	We expect that approximately $197 million of our product sales backlog as of December 31, 2021 will be recognized as revenue before December 31, 2022.

(2)

Compression equipment includes sales to customers outside of the U.S. The U.S. compression fabrication business that was previously included in our product sales segment, is now included in discontinued operations.

Results of Operations

The Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Contract Operations

(dollars in thousands)

	Years Ended December 31,
	2021	2020	Change	% change
Revenue	$338,507	$338,423	$84	0%
Cost of sales (excluding depreciation and amortization expense)	109,560	105,382	4,178	4%

Adjusted gross margin	$228,947	$233,041	$(4,094)	(2)%
Adjusted gross margin percentage	68%	69%	(1)%	(1)%

Revenue remained flat during the year ended December 31, 2021 compared to the year ended December 31, 2020. Revenue increased by $13.2 million for the start-up of a new project in the Middle East and Africa region and by $24.8 million primarily driven by an increase of deferred revenue recognized resulting from a change in the remaining term of a contract in the third quarter of 2020 and the early termination of a contract in the current year period. These increases were offset by approximately $30.9 million in contract stops and $7.5 million from the sale of equipment. The increase in costs is primarily due to labor rate adjustments in Argentina during the current year period. Adjusted gross margin and adjusted gross margin percentage decreased during the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to the cost increases explained above.

Aftermarket Services

(dollars in thousands)

	Years Ended December 31,
	2021	2020	Change	% change
Revenue	$109,033	$113,246	$(4,213)	(4)%
Cost of sales (excluding depreciation and amortization expense)	85,194	87,715	(2,521)	(3)%

Adjusted gross margin	$23,839	$25,531	$(1,692)	(7)%
Adjusted gross margin percentage	22%	23%	(1)%	(4)%

The decrease in revenue during the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to a decrease in operation and maintenance and overhaul services in the Latin America and Middle East and Africa regions, partially offset by an increase in part sales in the Latin America and Asia Pacific regions. Adjusted gross margin and adjusted gross margin percentage during the year ended December 31, 2021 compared to the year ended December 31, 2020 decreased primarily due to the product mix with part sales historically having lower margins than other areas of our aftermarket services business.

Product Sales

(dollars in thousands)

	Years Ended December 31,
	2021	2020	Change	% change
Revenue	$182,705	$161,392	$21,313	(4)%
Cost of sales (excluding depreciation and amortization expense)	159,025	158,098	927	(3)%

Adjusted gross margin	$23,680	$3,294	$20,386	(7)%
Adjusted gross margin percentage	13%	2%	11%	(4)%

The increase in revenue during the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to an increase of $92.8 million in processing and treating equipment revenue, partially offset by a decrease of $69.3 million in compression revenue. The increase in processing and treating equipment revenue was due to projects in the Middle East and Africa region partially offset by a decrease in the North America region due to less activity. The decrease in compression revenue was mainly due to a decrease in revenue in the Middle East and Africa region in the current year period and the completion of projects in the Asia Pacific region during the first quarter of 2021. Adjusted gross margin increased during the year ended December 31, 2021 compared to the year ended December 31, 2020 due to higher expenses on a specific project in the prior year period.

Adjusted gross margin percentage increase during the year ended December 31, 2021 compared to the year ended December 31, 2020 due to the higher expenses discussed above during the prior year period and a shift in product mix during the current year period.

Costs and Expenses

(dollars in thousands)

	Years Ended December 31,
	2021	2020	Change	% change
Selling, general and administrative	$132,510	$123,406	$ 9,104	7%
Depreciation and amortization	175,063	145,043	30,020	21%
Impairments	7,959	11,648	(3,689)	(32)%
Restructuring and other charges	1,338	3,550	(2,212)	(62)%
Interest expense	41,574	38,817	2,757	7%
Gain on extinguishment of debt	-	(3,571)	3,571	(100)%
Other (income) expense, net	(1,292)	589	(1,881)	(319)%

Selling, general and administrative

SG&A expense increased during the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to increases in compensation, legal and network related expenses in the current year period. SG&A expense as a percentage of revenue was 21% and 20% during the year ended December 31, 2021 and 2020, respectively.

Depreciation and amortization

Depreciation and amortization expense during the year ended December 31, 2021 compared to the year ended December 31, 2020 increased primarily due to approximately $23.7 million of additional depreciation expense recognized in the current year period on two contract operations projects due to changes in the remaining terms of a contract during the third quarter of 2020 and the early termination of a contract in the current year period; and approximately $8.1 million in depreciation for equipment on a contract operations project that was not operating in the prior year period.

Impairments

During the year ended December 31, 2021, we determined that there was no visibility to continuing a contract with a customer in the Latin America region. This contract included installation costs, deferred start-up costs and demobilization costs that were previously capitalized where it is highly unlikely we will generate future cash flows. As a result, we recorded an $8.0 million asset impairment to reduce the book value of these assets to zero, which is its estimated fair value as of December 31, 2021.

During the year ended December 31, 2020, in an effort to generate cash from idle assets and reduce holding costs, we reviewed the future deployment of our idle assets used in our contract operations segment for units that were not of the type, configuration, condition, make or model that are cost efficient to maintain and operate. Based on this review, we determined that certain idle compressor units and other assets would be retired from future service. The retirement of these units from the active fleet triggered a review of these assets for impairment. As a result, we recorded a $10.0 million asset impairment to reduce the book value of each unit to its estimated fair value during the year ended December 31, 2020. The fair value of each unit was estimated based on either the expected net sale proceeds compared to other fleet units we recently sold and/or a review of other units recently offered for sale by third parties, or the estimated component value or scrap value of each compressor unit.

During the third quarter of 2020, we impaired certain assets in Argentina due to the termination of a contract operations project where it was not cost effective to move the assets and try to utilize them with a different customer. As a result, we removed them from the fleet and recorded an impairment of $1.7 million to write-down these assets to their approximate fair values for the year ended December 31, 2020.

Restructuring and other charges

The energy industry’s focus on capital discipline and improving returns has caused delays in the timing of new equipment orders. As a result, in the third quarter of 2019, we announced a cost reduction plan primarily focused on workforce reductions. We incurred restructuring and other charges associated with these activities of $0.2 million and $3.6 million during the years ended December 31, 2021 and 2020, respectively.

In January 2022, Enerflex and Exterran announced a proposed merger to create an integrated global provider of energy infrastructure. As a result of this deal, we have already started incurring legal and other costs and will continue to incur such costs until the deal is finalized, which we expect to happen in the second half of 2022. We incurred restructuring and other charges associated with these activities of $1.1 million for the year ended December 31, 2021. These charges are reflected as restructuring and other charges in our statements of operations and accrued liabilities on our balance sheets. We estimate the total restructuring charges related to this plan will be approximately $15-20 million and represents our best estimate based on the facts and circumstances known at this time.

Interest expense

The increase in interest expense during the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to a higher average balance of long-term debt. During the year ended December 31, 2021 and 2020, the average daily outstanding borrowings of long-term debt were $582.1 million and $511.0 million, respectively.

Extinguishment of debt

During the year ended December 31, 2020, we purchased and retired $25.0 million principal amount of our 8.125% senior unsecured notes due 2025 (the “2017 Notes”) for $21.5 million including $0.3 million of accrued interest. During the year ended December 31, 2020, we recognized a gain on extinguishment of debt of $3.6 million, which was calculated as the difference between the repurchase price and the carrying amount of the 8.125% senior unsecured notes due 2025, partially offset by $0.2 million in related deferred financing costs.

Other (income) expense, net

The change in other (income) expense, net, was primarily due to an increase of $10.1 million in interest income in the current year period. This is partially offset by foreign currency losses of $11.0 million during the year ended December 31, 2021 compared to foreign currency losses of $5.9 million during the year ended December 31, 2020 as well as an increase of $3.4 million in derivative losses in the current year period.

Income Taxes

(dollars in thousands)

	Years Ended December 31,
	2021	2020	Change	% change
Provision for income taxes	$ 30,238	$28,403	$ 1,835	7%
Effective tax rate	(37.5)%	(49.3)%	11.8%	(24)%

Our effective tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn, or losses we incur, in those jurisdictions. It is also affected by discrete items that may occur in any given year but are not consistent from year to year. Our effective tax rate is also affected by valuation allowances recorded against loss carryforwards in the U.S. and certain other jurisdictions, foreign withholding taxes and changes in foreign currency exchange rates.

For the year ended December 31, 2021:

•	a $6.8 million increase (8.4% decrease) resulting from negative impacts of foreign currency devaluations primarily from Argentina;
•

a $11.5 million increase (14.2% decrease) resulting from the addition of valuation allowances primarily recorded against certain net operating losses of our foreign subsidiaries, partially offset by a release of valuation allowance recorded against U.S. foreign tax credits;

•	a $10.9 million increase (13.5% decrease) resulting from expiration of unutilized foreign tax credits;
•	a $3.9 million increase (4.8% decrease) related to unrecognized tax benefits in 2021;
•	a $2.5 million decrease (3.1% increase) resulting from differences in income tax rates for international operations as compared to U.S. taxes at 21%;
•	a $6.6 million increase (8.2% decrease) related to nondeductible expenses;
•	a $3.8 million increase (4.7% decrease) related to return-to-provision adjustments;
•	a $3.0 million increase (3.7% decrease) related to deemed and actual distributions; and
•	a $3.2 million increase (4.0% decrease) related to withholding taxes net of U.S. benefit.

For the year ended December 31, 2020:

•	a $11.6 million increase (20.1% decrease) resulting from negative impacts of foreign currency devaluations primarily from Argentina;
•

a $13.3 million decrease (23.1% increase) resulting from the release of valuation allowances primarily recorded against U.S. federal net operating losses, other deferred tax assets and certain net operating losses of our foreign subsidiaries;

•	a $12.6 million increase (21.9% decrease) resulting from expiration of unutilized foreign tax credits;
•	a $10.1 million increase (17.5% decrease) related to unrecognized tax benefits in 2020; and

•	a $4.1 million increase (7.1% decrease) resulting from differences in income tax rates for international operations as compared to U.S. taxes at 21%.

Discontinued Operations

(dollars in thousands)

	Years Ended December 31,
	2021	2020	Change	% change
Income (loss) from discontinued operations, net of tax	$ (1,784)	$ (15,272)	$13,488	(88)%

Loss from discontinued operations, net of tax, includes our Belleli EPC business and our U.S. compression fabrication business.

Loss from discontinued operations, net of tax, during the year ended December 31, 2021 compared to the year ended December 31, 2020 decreased due to a $16.4 million decrease in loss from U.S. compression partially offset by changes in Belleli EPC. The decrease in loss in U.S. compression fabrication business was primarily driven by the decrease in activity for the business and $6.5 million impairment recorded during the year ended December 31, 2020. For further details on our discontinued operations, see Note 5 to the 2021 Financial Statements which are attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A.

Liquidity and Capital Resources

Our unrestricted cash balance was $56.3 million at December 31, 2021 compared to $40.3 million at December 31, 2020. Working capital decreased to $118.3 million at December 31, 2021 from $154.7 million at December 31, 2020. The decrease in working capital was primarily due to a decrease in accounts receivables and an increase in accrued liabilities, partially offset by a decrease in contract liabilities and an increase in cash. The decrease in accounts receivables was due to the timing of payments from customers. The increase in accrued liabilities was due to an increase in activity in the Middle East and Africa region as well as increases in demobilization liabilities and compensation related expenses. The decrease in contract liabilities was primarily due to progression on a specific project in the Middle East and Africa region. The increase in cash was primarily due to increases in operating and financing activities partially offset by decreases in investing activities and activities related to our discontinued operations.

Our cash flows from operating, investing and financing activities, as reflected in the statements of cash flows, are summarized in the following table (in thousands):

	Year Ended December 31,
	2021	2020
Net cash provided by (used in) continuing operations:
Operating activities	$49,911	$4,959
Investing activities	(36,156)	(75,295)
Financing activities	9,586	119,502
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(435)	(566)
Discontinued operations	(4,583)	(21,574)

Net change in cash, cash equivalents and restricted cash	$18,323	$27,026

Operating Activities

The increase in net cash provided by operating activities during the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily attributable to the changes in assets and liabilities, which resulted in $35.6 million used in operating activities during the year ended December 31, 2021 compared to $73.4 million used in operating activities during the year ended December 31, 2020. Asset and liability cash changes during the year ended December 31, 2021 included an increase of $43.1 million in contract assets, a decrease of $24.5 million of contract liabilities and an increase in accounts payable and other liabilities of $26.2 million. Asset and liability cash changes during the year ended December 31, 2020 included a decrease of $34.8 million in contract liabilities, an increase of $24.8 million in accounts receivables and an increase of $23.0 million in contract assets.

Investing Activities

The decrease in net cash used in investing activities during the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily attributable to a $36 million decrease in capital expenditures. The decrease in capital expenditures was primarily driven by the timing of awards and growth capital expenditures for new contract operations projects.

Financing Activities

The decrease in net cash provided by financing activities during the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily attributable to a decrease in net borrowings of $112.7 million on our long-term debt.

Discontinued Operations

The decrease in net cash used in discontinued operations during the year ended December 31, 2021 compared to year ended December 31, 2020 was primarily attributable to a decrease in activity related to our U.S. compression fabrication business.

Capital Requirements

Our contract operations business is capital intensive, requiring significant investment to maintain and upgrade existing operations. Our capital spending is primarily dependent on the demand for our contract operations services and the availability of the type of equipment required for us to render those contract operations services to our customers. Our capital requirements have consisted primarily of, and we anticipate will continue to consist of, the following:

•

growth capital expenditures, which are made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue generating capabilities of existing or new assets, whether through construction, acquisition or modification; and

•	maintenance capital expenditures, which are made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets.

The majority of our growth capital expenditures are related to installation costs on contract operations services projects and acquisition costs of new compressor units and processing and treating equipment that we add to our contract operations fleet. In addition, growth capital expenditures can include the upgrading of major components on an existing compressor unit where the current configuration of the compressor unit is no longer in demand and the compressor unit is not likely to return to an operating status without the capital expenditures. These latter expenditures substantially modify the operating parameters of the compressor unit such that it can be used in applications for which it previously was not suited. Maintenance capital expenditures are related to major overhauls of significant components of a compressor unit, such as the engine, compressor and cooler, that return the components to a “like new” condition, but do not modify the applications for which the compressor unit was designed.

Growth capital expenditures were $17.3 million and $56.6 million during the years ended December 31, 2021 and 2020, respectively. The decrease in growth capital expenditures during the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to the timing of awards for new contract operations projects.

Maintenance capital expenditures were $9.1 million and $8.1 million during the years ended December 31, 2021 and 2020, respectively. The increase in maintenance capital expenditures during the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily driven by increased overhaul activities due to delayed discretionary spending during 2020.

We generally invest funds necessary to manufacture contract operations fleet additions when our idle equipment cannot be reconfigured to economically fulfill a project’s requirements and the new equipment expenditure is expected to generate economic returns over its expected useful life that exceeds our targeted return on capital. We currently plan to spend approximately $195 million to $210 million in capital expenditures during 2022, including (1) approximately $175 million to $185 million on contract operations growth capital expenditures based on contracts currently in our backlog and (2) approximately $20 million to $25 million on equipment maintenance capital related to our contract operations business and other capital expenditures. These capital expenditures are expected to be funded through upfront payments from customers for which the capital is being spent and additional borrowing on our revolver where necessary.

Historically, we have financed capital expenditures with a combination of net cash provided by operating and financing activities. Our ability to access the capital markets may be restricted at the time when we would like, or need, to do so, which could have an adverse impact on the cost and access to capital and our ability to maintain our operations and to grow. For example, COVID-19 disrupted the broader financial markets and the capital markets for energy service related companies continue to be impacted. If any of our lenders become unable to perform their obligations under the Amended Credit Agreement, our borrowing capacity under our revolving credit facility could be reduced. Inability to borrow additional amounts under our revolving credit facility could limit our ability to fund our future growth and operations. Based on current market conditions, we expect that net cash provided by operating activities and borrowings under our revolving credit facility will be sufficient to finance our operating expenditures, capital expenditures and other contractual cash obligations, including our debt obligations. However, if net cash provided by operating activities and borrowings under our revolving credit facility are not sufficient, we may seek additional debt or equity financing.

The COVID-19 pandemic negatively impacted the global economy, disrupted global supply chains and financial markets and created significant volatility and disruption across most industries. Efforts to mitigate the spread of COVID-19 have also resulted in volatile energy demand and energy pricing. There has been recovery in the global economy, supply chains and energy demand and pricing, but the possible future impact of the ongoing COVID-19 pandemic on our customers and our long-term future results of operations and overall financial condition remains uncertain.

Long-Term Debt

We and our wholly owned subsidiary, EESLP, are parties to an amended and restated Credit Agreement (the “Amended Credit Agreement”) consisting of a $650.0 million revolving credit facility expiring in October 2023.

During the years ended December 31, 2021 and 2020, the average daily borrowings of long-term debt were $582.1 million and $511.0 million respectively. The weighted average annual interest rate on outstanding borrowings under our revolving credit facility at December 31, 2021 and 2020 was 3.1% and 3.2%, respectively. LIBOR and certain other “benchmarks” are the subject of recent national, international and other regulatory guidance and proposals for reform. In particular, on July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. The Alternative Reference Rates Committee, a steering committee consisting of large U.S. financial institutions convened by the U.S. Federal Reserve Board and the Federal Reserve Bank of New York, has recommended replacing LIBOR with the Secured Overnight Financing Rate (“SOFR”), an index supported by short-term Treasury repurchase agreements. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of USD LIBOR announced that it does not intend to cease publication of the remaining USD LIBOR tenors until June 30, 2023, providing additional time for existing contracts that are dependent on LIBOR to mature. It is unclear whether, at that time, LIBOR will cease to exist or if new methods of calculating LIBOR will be established. Central banks and regulators in a number of major jurisdictions (for example, U.S., United Kingdom, European Union, Switzerland, and Japan) have convened working groups to find and implement the transition to suitable replacement benchmarks. We are continuing to evaluate and monitor financial and non-financial impacts and risks that may result when LIBOR rates are no longer published.

As of December 31, 2021, we had $52.2 million in outstanding letters of credit under our revolving credit facility and, taking into account guarantees through outstanding letters of credit, we had undrawn capacity of $372.8 million under our revolving credit facility. Our Amended Credit Agreement limits our Total debt to EBITDA ratio (as defined in the Amended Credit Agreement) on the last day of the fiscal quarter to no greater than 4.50 to 1.0. As a result of this limitation, $160.4 million of the $372.8 million of undrawn capacity under our revolving credit facility was available for additional borrowings as of December 31, 2021.

The Amended Credit Agreement contains various covenants with which we, EESLP and our respective restricted subsidiaries must comply, including, but not limited to, limitations on the incurrence of indebtedness, investments, liens on assets, repurchasing equity, making distributions, transactions with affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. We are required to maintain, on a consolidated basis, a minimum interest coverage ratio (as defined in the Amended Credit Agreement) of 2.25 to 1.00; a maximum total leverage ratio (as defined in the Amended Credit Agreement) of 4.50 to 1.00; and a maximum senior secured leverage ratio (as defined in the Amended Credit Agreement) of 2.75 to 1.00. As of December 31, 2021, Exterran Corporation maintained a 6.5 to 1.0 interest coverage ratio, a 3.5 to 1.0 total leverage ratio and an 1.4 to 1.0 senior secured leverage ratio. As of December 31, 2021, we were in compliance with all financial covenants under the Amended Credit Agreement.

In April 2017, our 100% owned subsidiaries EESLP and EES Finance Corp. issued the 2017 Notes, which consisted of $375.0 million aggregate principal amount of senior unsecured notes which have $350 million outstanding as of December 31, 2021. The 2017 Notes are guaranteed by us on a senior unsecured basis.

We may redeem all or a portion of the 2017 Notes at redemption prices (expressed as percentages of principal amount) equal to 102.031% for the twelve- month period beginning on May 1, 2022 and 100.000% for the twelve-month period beginning on May 1, 2023 and at any time thereafter, plus accrued and unpaid interest, if any, to the applicable redemption date of the 2017 Notes.

During the year ended December 31, 2020, we purchased and retired $25.0 million principal amount of our 2017 Notes for $21.5 million (including $0.3 million of accrued interest) resulting in a gain on extinguishment of debt of $3.6 million. The gain was calculated as the difference between the repurchase price and the carrying amount of the 2017 Notes, partially offset by $0.2 million in related deferred financing costs. The gain on extinguishment of debt is included as a separate item in our statements of operations.

We may from time to time seek to retire, extend or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such extensions, repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Unrestricted Cash

Of our $56.3 million unrestricted cash balance at December 31, 2021, $55.9 million was held by our non-U.S. subsidiaries. In the event of a distribution of earnings to the U.S. in the form of dividends, we may be subject to foreign withholding taxes. We do not believe that the cash held by our non-U.S. subsidiaries has an adverse impact on our liquidity because we expect that the cash we generate in the U.S., the available borrowing capacity under our revolving credit facility and the repayment of intercompany liabilities from our non-U.S. subsidiaries will be sufficient to fund the cash needs of our U.S. operations for the foreseeable future.

Share Repurchase Program

On February 20, 2019, our board of directors approved a share repurchase program under which the Company is authorized to purchase up to $100.0 million of its outstanding common stock through February 2022. The timing and method of any repurchases under the program will depend on a variety of factors, including prevailing market conditions among others. Purchases under the program may be suspended or discontinued at any time and we have no obligation to repurchase any amount of our common shares under the program. Shares of common stock acquired through the repurchase program are held in treasury at cost. During the year ended December 31, 2020, we did not repurchase any shares under this program. During the year ended December 31, 2021, we did not repurchase any shares under this program. As of December 31, 2021, the remaining authorized repurchase amount under the share repurchase program was $57.7 million.

Dividends

We do not currently anticipate paying cash dividends on our common stock. We currently intend to retain our future earnings to support the growth and development of our business. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants, applicable law and other factors our board of directors deems relevant.

Supplemental Guarantor Financial Information

In April 2017, our 100% owned subsidiaries EESLP and EES Finance Corp. (together, the “Issuers”) issued the 2017 Notes, which consisted of $375.0 million aggregate principal amount senior unsecured notes which have $350.0 million outstanding as of December 31, 2021. The 2017 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by Exterran Corporation (“Parent”). The 2017 Notes and Parent’s guarantee are:

•	Senior unsecured obligations of each of the Issuers and the Parent, as applicable;

•	Equal in right of payment with all of the existing and future senior unsecured indebtedness and senior unsecured guarantees of each of the Issuers and the Parent, as applicable;

•	Senior in right of payment to all subordinated indebtedness and subordinated guarantees of each of the Issuers and the Parent, as applicable;

•

Effectively junior in right of payment to all existing and future secured indebtedness and secured guarantees of each of the Issuers and the Parent, as applicable, to the extent of the value of the assets securing such indebtedness or guarantees; and

•

Structurally junior in right of payment to all existing and future indebtedness, guarantees and other liabilities (including trade payables) and any preferred equity of each of the Parent’s subsidiaries (other than the Issuers) that are not guarantors of the 2017 Notes.

Parent’s guarantee will be automatically and unconditionally released and discharged upon (i) the merger of the Parent into the Issuers, (ii) a legal defeasance, covenant defeasance or satisfaction and discharge of the indenture governing the 2017 Notes or (iii) the liquidation or dissolution of the Parent, provided in each case no default or event of default has occurred and is continuing under the indenture governing the 2017 Notes.

Federal bankruptcy and state fraudulent transfer laws permit a court to void all or a portion of the obligations of the Parent pursuant to its guarantee, or to subordinate the Parent’s obligations under its guarantee to claims of the Parent’s other creditors, reducing or eliminating the ability to recover under the guarantee. Although laws differ among jurisdictions, in general, under applicable fraudulent transfer or conveyance laws, the guarantee could be voided as a fraudulent transfer or conveyance if (i) the guarantee was incurred with the intent of hindering, delaying or defrauding creditors or (ii) the Parent received less than reasonably equivalent value or fair consideration in return for incurring the guarantee and either (x) the Parent was insolvent or rendered insolvent by reason of the incurrence of the guarantee or subsequently became insolvent for other reasons, (y) the incurrence of the guarantee left the Parent with an unreasonably small amount of capital to carry on the business, or (z) the Parent intended to, or believed that it would, incur debts beyond its ability to pay such debts as they mature. A court would likely find that Parent did not receive reasonably equivalent value or fair consideration for its guarantee if it determined that the Parent did not substantially benefit directly or indirectly from the issuance of the 2017 Notes. If a court were to void a guarantee, noteholders would no longer have a claim against the Parent. In addition, the court might direct noteholders to repay any amounts that you already received from the Parent. Parent’s guarantee contains a provision intended to limit the Parent’s liability under the guarantee to the maximum amount that the Parent could incur without causing the incurrence of obligations under its guarantee to be deemed a fraudulent transfer. This provision may not be effective to protect the guarantee from being voided under fraudulent transfer law.

All consolidated subsidiaries of Exterran other than the Issuers are collectively referred to as the “Non-Guarantor Subsidiaries.” The 2017 Notes are structurally subordinated to any indebtedness and other liabilities (including trade payables) of any of the Non-Guarantor Subsidiaries. The Non-Guarantor Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the 2017 Notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Holders of the 2017 Notes will have no claim as a creditor against any Non-Guarantor Subsidiaries. In the event of bankruptcy, liquidation or reorganization of any of the Non-Guarantor Subsidiaries, such subsidiaries will pay current outstanding obligations to the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Parent or the Issuers. As a result, in the context of a bankruptcy, liquidation or reorganization, holders of the 2017 Notes would likely receive less, ratably, than holders of indebtedness and other liabilities (including trade payables of such entities).

The Parent and EESLP are also parties to our credit agreement, which covenants with which the Parent, EESLP and our respective restricted subsidiaries must comply, including, but not limited to, limitations on the incurrence of indebtedness, investments, liens on assets, repurchasing equity, making distributions, transactions with affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. These covenants may impact the ability of the Parent and EESLP to repay the 2017 Notes or amounts owing under Parent’s guarantee.

Summarized Financial Information (in thousands)

As a result of the Parent’s guarantee, we are presenting the following summarized financial information for the Issuers’ and Parent (collectively referred to as the “Obligated Group”) pursuant to Rule 13-01 of Regulation S-X, Guarantors and Issuers of Guaranteed Securities Registered or Being Registered. For purposes of the following summarized financial information, transactions between the Parent and the Issuers, presented on a combined basis, have been eliminated and information for the Non-Guarantor Subsidiaries have been excluded. Amounts due from or due to the Non-Guarantor Subsidiaries and other related parties, as applicable, have been separately presented within the summarized financial information.

Year Ended December 31, 2021
Summarized Statement of Operations:
Revenues(1)	$106,737
Cost of sales(1)	70,972
Loss from continuing operations	(217,696)
Net Loss	(219,822)

Note:

(1)	Includes $48.5 million of revenue and $15.4 million of cost of sales for intercompany sales from the Obligated Group the Non-Guarantor Subsidiaries during the year ended December 31, 2021.

	December 31, 2021	December 31, 2020
Summarized Balance Sheet:
ASSETS
Intercompany receivables due from non-guarantors	$184,071	$206,267
Total current assets	306,396	334,675
Total long-term assets	189,508	230,334
LIABILITIES AND STOCKHOLDERS’ EQUITY
Intercompany payables due to non-guarantors	$337,898	$362,221
Total current liabilities	422,162	439,707
Long-term liabilities	622,040	$613,994

Contractual Obligations. The following table summarizes our cash contractual obligations as of December 31, 2021 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Total	2022	2023-2024	2025-2026	Thereafter
Debt:(1)
Revolving credit facility due October 2023	$225,000	$ —	$225,000	$—	$ —
8.125% senior notes due May 2025 (2)	350,000	—	—	350,000	—
Other debt	1,397	1,397	—	—	—

Total debt	576,397	1,397	225,000	350,000	—
Interest on debt	115,910	38,696	65,286	11,928	—
Purchase commitments	39,290	27,640	11,606	44	—
Facilities and other operating leases	39,958	6,585	10,256	9,182	13,935

Total contractual obligations	$771,555	$74,318	$312,148	$371,154	$13,935

Notes:

(1)	For more information on our debt, see Note 10 to the 2021 Financial Statements which are attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A.

(2)	Amounts represent the full face value of the 2017 Notes and do not include unamortized debt financing costs of $3.2 million as of December 31, 2021.

As of December 31, 2021, $34.8 million of unrecognized tax benefits (including discontinued operations) have been recorded as liabilities in accordance with the accounting standard for income taxes related to uncertain tax positions, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest (including discontinued operations) of $2.9 million.

Indemnifications

In conjunction with, and effective as of the completion of, the Spin-off, we entered into the Separation and Distribution Agreements with Archrock, which governs, among other things, the treatment between Archrock and us relating to certain aspects of indemnification, insurance, confidentiality and cooperation. Generally, the Separation and Distribution Agreements provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Archrock’s business with Archrock. Pursuant to the agreement, we and Archrock will generally release the other party from all claims arising prior to the Spin-off that relate to the other party’s business, subject to certain exceptions. Additionally, in conjunction with, and effective as of the completion of, the Spin-off, we entered into the tax matters agreement with Archrock. Under the tax matters agreement and subject to certain exceptions, we are generally liable for, and indemnify Archrock against, taxes attributable to our business, and Archrock is generally liable for, and indemnify us against, all taxes attributable to its business. We are generally liable for, and indemnify Archrock against, 50% of certain taxes that are not clearly attributable to our business or Archrock’s business. Any payment made by us to Archrock, or by Archrock to us, is treated by all parties for tax purposes as a non-taxable distribution or capital contribution, respectively, made immediately prior to the Spin-off.

Off-Balance Sheet Arrangements

At December 31, 2021, we had no material off balance sheet arrangements. In addition to guarantees issued under our credit facility, we have agreements with financial institutions under which approximately $47.4 million of letters of credit or bank guarantees were outstanding as of December 31, 2021. These are put in place in certain situations to guarantee our performance obligations under contracts with counterparties.

Effects of Inflation

Our revenues and results of operations have not been materially impacted by inflation in the past three fiscal years.

Critical Accounting Policies, Practices and Estimates

This discussion and analysis of our financial condition and results of operations is based upon the 2021 Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and accounting policies, including those related to bad debt, inventories, accrued demobilization costs, fixed assets, intangible assets, income taxes, revenue recognition, contingencies and litigation. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. The results of this process form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and these differences can be material to our financial condition, results of operations and liquidity. See Note 2 to our 2021 Financial Statements which are attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A for a summary of significant accounting policies.

Allowances and Reserves

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The determination of the collectability of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers’ payment history and current creditworthiness to determine that collectability is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make judgments and estimates regarding our customers’ ability to pay amounts due to us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. We review the adequacy of our allowance for doubtful accounts quarterly. We determine the allowance needed based on historical write-off experience and by evaluating significant balances aged greater than 90 days individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended December 31, 2021 and 2020, we recorded bad debt expense of $1.1 million and $4.8 million, respectively. The decrease in bad debt expenses during the year ended December 31, 2021 was primarily due to increased impact of energy prices and COVID-19 on our customers in 2020. Our allowance for doubtful accounts was approximately 6% and 5% of our gross accounts receivable balance at December 31, 2021 and 2020, respectively.

Inventory

Inventory is a significant component of current assets and is stated at the lower of cost and net realizable value. This requires us to record provisions and maintain reserves for obsolete and slow moving inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to historical demand and management estimates of market conditions and production requirements. These estimates and forecasts inherently include uncertainties and require us to make judgments regarding potential outcomes. We recorded inventory write-downs for obsolete or slow moving inventory of $2.2 million during the years ended December 31, 2021 and 2020. Significant or unanticipated changes to our estimates and forecasts could impact the amount and timing of any additional provisions for obsolete or slow moving inventory that may be required. Our write-downs for obsolete and slow moving inventory was approximately 2% of our inventory balance at December 31, 2021 and 2020.

Accrued Demobilization Costs

The majority of our contract operations services contracts contain contractual requirements for us to perform demobilization activities at the end of the contract, with the scope of those activities varying by contract. Demobilization activities typically include, among other requirements, civil work and the removal of our equipment and installation from the customer’s site. Demobilization activities represent costs to fulfill obligations under our contracts and are not considered distinct within the context of our contract operations services contracts. Accrued demobilization costs are recorded, if applicable, at the time we become contractually obligated to perform these activities, which generally occurs upon our completion of the installation and commissioning of our equipment at the customer’s site. We record accrued demobilization costs as a liability and an equivalent demobilization asset as a capitalized fulfillment cost. As of December 31, 2021, we had current and long-term accrued demobilization costs liability balances of $25.5 million and $25.6 million, respectively. Accrued demobilization costs are subsequently increased by interest accretion throughout the expected term of the contract. As of December 31, 2021, we had capitalized fulfillment cost demobilization assets of $9.5 million. Demobilization assets are amortized on a straight-line basis over the expected term of the contract. Any difference between the actual costs realized for the demobilization activities and the estimated liability established are recognized in our statement of operations.

Accrued demobilization costs recorded represent the fair value of the estimated cost for future demobilization activities. The initial obligation is measured at its estimated fair value using various judgments and assumptions. Fair value is calculated using an expected present value technique that is based on assumptions of market participants and estimated demobilization costs in current period dollars that are inflated to the anticipated demobilization date and then discounted back to the date the demobilization obligations are expected to be incurred. Changes in assumptions and estimates included within the calculations of the value of the accrued demobilization costs could result in significantly different results than those identified and recorded in our financial statements. In future periods, we may also make adjustments to accrued demobilization costs as a result of the availability of new information, contract amendments, technology changes, changes in labor costs and other factors.

Accrued demobilization costs are based on a number of assumptions requiring professional judgment. These include estimates for: (1) expected future cash flows related to contractual obligations; (2) anticipated timing of the expected cash flows; (3) our credit-adjusted risk free rate that considers our estimated credit rating; (4) the market risk premiums; and (5) relevant inflation factors. If the expected future cash flows relating to our estimated accrued demobilization costs had been higher or lower by 10% in 2021, accrued demobilization costs would have decreased or increased by approximately $10.9 million at December 31, 2021. We are unable to predict the type of revisions to these assumptions that will be required in future periods due to the availability of additional information, contract amendments, technology changes, the price of labor costs and other factors.

Depreciation

Property, plant and equipment is carried at cost. Depreciation for financial reporting purposes is computed on a straight-line basis using estimated useful lives and salvage values, including idle assets in our active fleet. The assumptions and judgments we use in determining the estimated useful lives and salvage values of our property, plant and equipment reflect both historical experience and expectations regarding future use of our assets. We periodically analyze our estimates of useful lives of our property, plant and equipment to determine if the depreciable periods and salvage values continue to be appropriate. The use of different estimates, assumptions and judgments in the establishment of property, plant and equipment accounting policies, especially those involving their useful lives, would likely result in significantly different net book values of our assets and results of operations.

Long-Lived Assets

We review long-lived assets, including property, plant and equipment and identifiable intangibles that are being amortized, for impairment whenever events or changes in circumstances, including the removal of compressor units from active service, indicate that the carrying amount of an asset may not be recoverable. Compressor units in our active fleet that were idle as of December 31, 2021 comprise a net book value of approximately $55.1 million. The determination that the carrying amount of an asset may not be recoverable requires us to make judgments regarding long-term forecasts of future revenue and costs related to the assets subject to review. For idle compression units that are removed from the active fleet and that will be sold to third parties as working compression units, significant assumptions include forecasted sale prices based on future market conditions and demand, forecasted costs to maintain the assets until sold and the forecasted length of time necessary to sell the assets. These forecasts are uncertain as they require significant assumptions about future market conditions. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions. An impairment loss may exist when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When necessary, an impairment loss is recognized and represents the excess of the asset’s carrying value as compared to its estimated fair value and is charged to the period in which the impairment occurred.

Income Taxes

Our income tax provision, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management’s best assessment of estimated current and future taxes to be paid. We operate in approximately 25 countries and, as a result, we and our subsidiaries file consolidated and separate income tax returns in the U.S. federal jurisdiction and in numerous state and foreign jurisdictions. Significant judgments and estimates are required in determining our consolidated income tax provision.

Deferred income taxes arise from temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporate assumptions including the amount of future U.S. federal, state and foreign pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income (loss).

The accounting standard for income taxes provides that a tax benefit from an uncertain tax position is only recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. In addition, guidance is provided on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adjust reserves for unrecognized tax benefits when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax provision in the period in which new information is available.

We consider the earnings of many of our subsidiaries to be indefinitely reinvested, and accordingly, we have not provided for taxes on the unremitted earnings of these subsidiaries. If we were to make a distribution from the unremitted earnings of these subsidiaries, we could be subject to taxes payable to various jurisdictions. If our expectations were to change regarding future tax consequences, we may be required to record additional deferred taxes that could have a material effect on our consolidated statement of financial position, results of operations or cash flows.

Revenue Recognition

We recognize revenue related to performance obligations satisfied over time using the input method of percentage-of-completion accounting whereby the actual amounts incurred to date as a percentage of the estimated total is used as a basis for determining the extent to which performance obligations are satisfied. During the year ended December 31, 2021, approximately 94% of our total product sales revenues were recognized over time. This calculation requires management to estimate the total costs required for each project and to estimate the profit expected on the project. The recognition of revenue over time depends largely on our ability to make reasonable dependable estimates related to the extent of progress toward completion of the contract, contract revenues and contract costs. Recognized revenues and profits are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known using the cumulative catch-up method. Due to the nature of some of our contracts, developing the estimates of costs often requires significant judgment.

Factors that must be considered in estimating the work to be completed and ultimate profit include labor productivity and availability, the nature and complexity of work to be performed, the impact of change orders, availability of raw materials and the impact of delayed performance. Although we continually strive to accurately estimate our progress toward completion and profitability, adjustments to overall contract revenue and contract costs could be significant in future periods due to several factors including but not limited to, settlement of claims against customers, supplier claims by or against us, customer change orders, changes in cost estimates, changes in project contingencies and settlement of customer claims against us, such as liquidated damage claims. If the aggregate combined cost estimates for uncompleted contracts that are recognized over time had been higher or lower by 5% in 2021, our income before income taxes would have decreased or increased by approximately $11.2 million.

Contingencies and Litigation

We are substantially self-insured for workers’ compensation, employer’s liability, property, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages. We review these estimates quarterly and believe such accruals to be adequate. However, insurance liabilities are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the timeliness of reporting of occurrences, ongoing treatment or loss mitigation, general trends in litigation recovery outcomes and the effectiveness of safety and risk management programs. Therefore, if our actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period in which the difference becomes known. As of December 31, 2021 and 2020, we had recorded approximately $0.6 million and $1.0 million, respectively, in insurance claim reserves.

In the ordinary course of business, we are involved in various pending or threatened legal actions. While we are unable to predict the ultimate outcome of these actions, the accounting standard for contingencies requires management to make judgments about future events that are inherently uncertain. We are required to record (and have recorded) a loss during any period in which we believe a loss contingency is probable and can be reasonably estimated. In making determinations of likely outcomes of pending or threatened legal matters, we consider the evaluation of counsel knowledgeable about each matter.

We regularly assess and, if required, establish accruals for income tax as well as non-income-based tax contingencies pursuant to the applicable accounting standards that could result from assessments of additional tax by taxing jurisdictions in countries where we operate. Tax contingencies are subject to a significant amount of judgment and are reviewed and adjusted on a quarterly basis in light of changing facts and circumstances considering the outcome expected by management. As of December 31, 2021 and 2020, we had recorded approximately $39.6 million and $38.0 million, respectively, of accruals for tax contingencies (including penalties and interest and discontinued operations). Of these amounts, $37.7 million and $34.5 million are accrued for income taxes as of December 31, 2021 and 2020, respectively, and $1.9 million and $3.5 million are accrued for non-income-based taxes as of December 31, 2021 and 2020, respectively. Furthermore, as of December 31, 2020, we had an indemnification receivable from Archrock related to non-income-based taxes of $1.5 million. There was no indemnification receivable amount from Archrock related to non-income-based taxes as of December 31, 2021. If our actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period in which the difference becomes known.

Recent Accounting Pronouncements

See Note 2 to the 2021 Financial Statements which are attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks associated with changes in foreign currency exchange rates due to our significant international operations. While the majority of our revenue contracts are denominated in or indexed to the U.S. dollar, certain contracts or portions of certain contracts, most notably within our contract operations segment, are exposed to foreign currency fluctuations. Approximately 60% of revenues in our contract operations segment are denominated in or indexed to the U.S. dollar. The currencies for which we have our largest exchange rate exposures are related to changes in the Argentine Peso and the Brazilian Real. During the year ended December 31, 2021, a devaluation of the Argentine Peso and Brazilian Real of approximately 17.7% and 8.3%, respectively, resulted in a decrease in revenue in our contract operations segment of approximately $8.0 million and $1.1 million, respectively. The impact of foreign currency risk on income for these contracts is generally mitigated by matching costs with revenues in the same currency.

Additionally, the net assets and liabilities of these operations are exposed to changes in foreign currency exchange rates. These operations may also have net assets and liabilities not denominated in their functional currency, which exposes us to changes in foreign currency gains and exchange rates that impact income. We recorded foreign currency losses of $11.0 million and $5.9 million in our statements of operations during the years ended December 31, 2021 and 2020, respectively. Our foreign currency losses are primarily due to exchange rate fluctuations related to monetary asset and liability balances denominated in currencies other than the functional currency, including foreign currency exchange rate changes recorded on intercompany obligations.

Foreign currency losses during the years ended December 31, 2021 and 2020 included translation gains (losses) of $(1.4) million and $4.1 million respectively, related to the functional currency remeasurement of our foreign subsidiaries’ non-functional currency denominated intercompany obligations. As of December 31, 2021, we were a party to forward currency exchange contracts to mitigate exposure to the Argentine Peso. These contracts have a notional amount of zero as they settle on a daily basis and are cancellable at any time. As of December 31, 2020, we were a party to forward currency exchange contracts to mitigate exposures to the Argentine Peso and Indonesian Rupiah with a total notional value of $23.5 million. Due to entering into these contracts, we recognized losses of $3.8 million and $0.4 million during the years ended December 31, 2021 and 2020, respectively. Changes in exchange rates may create gains or losses in future periods to the extent we maintain net assets and liabilities not denominated in the functional currency.

We also have exposure to foreign currency exchange risk from the translation of certain international operating units from the local currency into the U.S. dollar. Our comprehensive income for the years ended December 31, 2021 and 2020 included foreign currency translation adjustment losses of $1.8 million and $14.4 million, respectively. A 10% increase in the value of the U.S. dollar relative to foreign currencies would have decreased our foreign currency translation adjustment loss by approximately $0.8 million for the year ended December 31, 2021. This sensitivity analysis is inherently limited as it assumes that rates of multiple foreign currencies will always move in the same direction relative to the value of the U.S. dollar.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and supplementary information specified by this Item are presented in the 2021 Financial Statements attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

This Item 9A includes information concerning the controls and controls evaluation referred to in the certifications of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) required by Rule 13a-14 of the Exchange Act included in the 2021 Annual Report as Exhibits 31.1 and 31.2.

Management’s Evaluation of Disclosure Controls and Procedures

The CEO and CFO have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal year for which the 2021 Annual Report was filed. Based on that evaluation, the CEO and CFO have concluded that the disclosure controls and procedures were effective as of December 31, 2021 to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

Management, including our CEO (principal executive officer) and CFO (principal financial officer), believes the 2021 Financial Statements fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

Management’s Annual Report on Internal Control over Financial Reporting

Management, under the supervision of our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. This assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 framework). Based on this assessment, management determined that our internal control over financial reporting was effective as of December 31, 2021.

Our independent registered public accounting firm has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2021, which is included on page F-1 of the 2021 Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the fiscal quarter ended December 31, 2021 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

EXTRACTED FROM THE 2020 ANNUAL REPORT

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our 2020 Financial Statements and the notes thereto. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See “Information Contained in Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements”.

This section of the 2020 Annual Report discusses the results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Overview

We are a global systems and process company offering solutions in the oil, gas, water and power markets. We are a leader in natural gas processing and treatment and compression products, solutions, and services providing critical midstream infrastructure solutions to customers throughout the world. We provide our products, solutions, and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators. We operate in three primary business lines: contract operations, aftermarket services and product sales. The nature and inherent interactions between and among our business lines provides us with opportunities to cross-sell and offer integrated product and service solutions to our customers. In our contract operations business line, we provide processing, treating, compression and water treatment services through the operation of our natural gas compression equipment, crude oil and natural gas production and process equipment and water treatment equipment for our customers. In our aftermarket services business line, we sell parts and components and provide operations, maintenance, repair, overhaul, upgrade, startup and commissioning and reconfiguration services to customers who own their own oil and natural gas compression, production, processing and treating and related equipment. In our product sales business line, we design, engineer, manufacture, install and sell equipment used in the treating and processing of crude oil, natural gas and water as well as natural gas compression packages to our customers throughout the world and for use in our contract operations business line. We also offer our customers, on either a contract operations basis or a sale basis, the engineering, design, project management, procurement and construction services necessary to incorporate our products into production, processing and compression facilities, which we refer to as integrated projects.

We have continued to work toward our strategy to be a company that leverages sustainable technology and operational excellence to provide complete systems and process solutions in energy and industrial applications. Over the past several years, we have made significant progress in this journey by taking actions to protect our core business, develop important organizational capabilities, commercialize new products, solutions, and services and implement new processes to position Exterran for success. We are focused on optimizing our portfolio of products, solutions, and services to better serve our global customers while providing a more attractive investment option for our investors. As we continue on this path, we decided that our U.S. compression fabrication business was non-core to our strategy going forward and during the third quarter of 2020, we entered into an agreement to sell the business which closed on November 2, 2020. During the third quarter of 2020, this business met the held for sale criteria and is also now reflected as discontinued operations in our financial statements for all periods presented. The U.S. compression fabrication business was previously included in our product sales segment and has been reclassified to discontinued operations in our financial statements for all periods presented. Compression revenue from sales to international customers continues to be included in our product sales segment.

Our chief operating decision maker manages business operations, evaluates performance and allocates resources based on the Company’s three primary business lines, which are also referred to as our segments. In order to more efficiently and effectively identify and serve our customer needs, we classify our worldwide operations into four geographic regions. The North America region is primarily comprised of our operations in the U.S. The Latin America region is primarily comprised of our operations in Argentina, Bolivia, Brazil, and Mexico. The Middle East and Africa region is primarily comprised of our operations in Bahrain, Iraq, Oman, Nigeria and the United Arab Emirates. The Asia Pacific region is primarily comprised of our operations in China, Indonesia, Singapore and Thailand.

Industry Conditions and Trends

Our business environment and corresponding operating results are affected by the level of energy industry spending for the exploration, development and production of oil and natural gas reserves, along with spending within the midstream space. Spending by oil and natural gas exploration and production companies and midstream providers is dependent upon these companies’ forecasts regarding the expected future supply, demand and pricing of oil and natural gas products as well as their estimates of risk-adjusted costs to find, develop, produce, transport, and treat these reserves. Although we believe our contract operations business is typically less impacted by short-term commodity prices than certain other energy products, solutions, and service providers, changes in oil and natural gas exploration and production spending normally result in changes in demand for our products, solutions and services.

Beginning in 2019, there has been a shift in the industry that was exacerbated by the COVID-19 pandemic. The industry has seen a structural change in the behavior of exploration and production producers and midstream providers, predominately in the U.S., but internationally as well, to change their focus from growth to one emphasizing cash flow and returns. This has caused a significant reduction in their capital spending plans in order to drive incremental cash flow and has put constraints on the amount of new projects that customers sanction. We believe this is likely to continue to persist into 2021. The COVID-19 pandemic has created a demand shock to the system that further exacerbated the supply demand imbalance that was already taking place. The timing of the rebalancing of supply and demand and improvement of pricing for crude oil and natural gas resulting in increased spending on new projects remains uncertain.

Our Performance Trends and Outlook

Our revenue, earnings and financial position are affected by, among other things, market conditions that impact demand and pricing for natural gas compression, oil and natural gas production and processing and produced water treatment solutions along with our customers’ decisions to use our products, solutions and services, use our competitors’ products and services or own and operate the equipment themselves.

Aggregate booking activity levels for our product sales segment in North America and international markets during the year ended December 31, 2020 was approximately $456.5 million, which represents an increase of 96% compared to the year ended December 31, 2019. The increase in bookings was primarily driven by a large processing plant order in the Middle East. Fluctuations in the size and timing of customers’ requests for bid proposals and awards of new contracts tend to create variability in booking activity levels from period to period.

Historically, oil, natural gas and natural gas liquids and the level of drilling and exploration activity in North America have been volatile. The Henry Hub spot price for natural gas was $2.36 per MMBtu at December 31, 2020, which was 13% higher than prices at December 31, 2019, and the U.S. natural gas liquid composite price was $4.97 per MMBtu for the month of October 2020, which was 7% lower than prices for the month of December 2019. In addition, the West Texas Intermediate crude oil spot price as of December 31, 2020 was 21% lower than prices at December 31, 2019. Volatility in demand for energy and in commodity prices as well as an industry trend towards disciplined capital spending and improving returns have caused timing uncertainties in demand for our products recently. These uncertainties have caused delays in the timing of new equipment orders and lower bookings in North America in our product sales segment. Booking activity levels for our product sales segment in North America during the year ended December 31, 2020 were $3.2 million, which represents a decrease of 95% compared to the year ended December 31, 2019.

Longer-term fundamentals in our international markets partially depend on international oil and gas infrastructure projects, many of which are based on the longer-term plans of our customers that can be driven by their local market demand and local pricing for natural gas. As a result, we believe our international customers make decisions based more on longer-term fundamentals that may be less tied to near term commodity prices than our North American customers. Over the long term, we believe the demand for our products, solutions and services in international markets will continue, and we expect to have opportunities to grow our international businesses. Booking activity levels for our manufactured products in international markets during the year ended December 31, 2020 were $453.3 million, which represents an increase of 177% compared to the year ended December 31, 2019.

The timing of customer orders and change in activity levels by our customers is difficult to predict. As a result, our ability to project the anticipated activity booking levels for our business, and particularly our product sales segment, is limited. Given the volatility of the global energy markets and industry capital spending levels, we plan to monitor and continue to control our expense levels as necessary to protect our profitability. Additionally, volatility in commodity prices could continue to delay investments by our customers in significant projects, which could result in a material adverse effect on our business, financial condition, results of operations and cash flows.

Our level of capital spending largely depends on the demand for our contract operations services and the equipment required to provide such services to our customers. Based on opportunities we anticipate in international markets, we expect to invest more capital in our contract operations business in 2021 than we did in 2020.

A decline in demand for oil and natural gas or prices for those commodities, or instability and rationalization of capital funding in the global energy markets could continue to cause a reduction in demand for our products, solutions and services. We review long-lived assets, including property, plant and equipment and identifiable intangibles that are being amortized, for impairment whenever events or changes in circumstances, including the removal of compressor units from our active fleet, indicate that the carrying amount of an asset may not be recoverable.

Certain Key Challenges and Uncertainties

Market conditions and competition in the oil and natural gas industry and the risks inherent in international markets continue to represent key challenges and uncertainties. In addition to these challenges, we believe the following represent some of the key challenges and uncertainties we will face in the future:

Global Energy Markets and Oil and Natural Gas Pricing. Our results of operations depend upon the level of activity in the global energy markets, including oil and natural gas development, production, processing and transportation. Oil and natural gas prices and the level of drilling and exploration activity can be volatile. If oil and natural gas exploration and development activity and the number of well completions decline due to the reduction in oil and natural gas prices or significant instability in energy markets, we would anticipate a decrease in demand and pricing for our natural gas compression and oil and natural gas production and processing equipment and services. For example, unfavorable market conditions or financial difficulties experienced by our customers may result in cancellation of contracts or the delay or abandonment of projects, which could cause our cash flows generated by our product sales and services to decline and have a material adverse effect on our results of operations and financial condition.

Execution on Larger Contract Operations and Product Sales Projects. Some of our projects are significant in size and scope, which can translate into more technically challenging conditions or performance specifications for our products, solutions and services. Contracts with our customers generally specify delivery dates, performance criteria and penalties for our failure to perform. Any failure to execute such larger projects in a timely and cost effective manner could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Personnel, Hiring, Training and Retention. We believe our ability to grow may be challenged by our ability to hire, train and retain qualified personnel. Although we have been able to satisfy our personnel needs thus far, retaining employees in our industry continues to be a challenge. Our ability to continue our growth will depend in part on our success in hiring, training and retaining these employees.

Impact of COVID-19 on our Business

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption across most industries. Efforts to mitigate the spread of COVID-19 have also resulted in decreased energy demand and additional weakness in energy pricing.

The Company took proactive steps earlier in the first quarter of 2020 to enable and verify the ability to ensure the safety of our employees while still carrying on the majority of business functions. These steps included:

•	establishing a daily global operating process to identify, monitor and discuss impacts to our business whether originating from governmental actions or as a direct result of employee illness;

•	investing in additional IT capabilities to enable employees to work remotely;

•	closing operations where and until assessments were completed to ensure we could operate in a safe manner; and

•	re-establishing operations once safety mechanisms were in place. This included the acquisition of additional personal protective equipment and establishing screening and other workplace processes.

•	To date our actions in response to the pandemic and the primary impacts on our business are summarized below:

•

as most of our operations are considered essential by local government authorities, our service operations that are provided under long-term contracts have to a large extent continued to operate under substantially normal conditions;

•	we are following local governmental guidance for viral spread mitigation, including having many of our employees who would traditionally work in an office work from home;

•	we have put in place additional health and safety measures to protect our employees, customers and other parties who are working at our operating sites;

•

although early in 2020 we recorded significant new product sales bookings, more recently we have seen a decrease in purchasing activity from our customers which we believe is due to both the work at home mitigation measures our customers are also taking and weakness in commodity prices, causing us to lower our expectations for additional new bookings in the near term;

•

given travel restrictions and other mitigation efforts, certain of our employees were not able to travel to work assignments, therefore although we have taken additional steps to be able to continue to provide services required by our customers, some services were delayed until mitigation measures were eased;

•

while our operations have been impacted by lower product sale bookings in 2019 and we started cost reduction efforts even prior to the current pandemic, we have continued our efforts to optimize our cost structure to align with the expected demand in our business including making work force reductions;

•

we are continuing to have discussions with customers at their request to save them costs by collaborating with them on how we can manage costs and/or optimize the projects performance to potentially improve our and their results;

•

we evaluated our accounts receivable and given the current energy environment and expected impact to the financials of our customers, we increased our reserve for uncollectible accounts by $4.8 million;

•

given COVID-19’s impact on demand for energy and decreased commodity prices which impact our customer’s capital spending, during the three months ended March 31, 2020, we tested our long-term assets for impairment and concluded that no impairment was indicated;

•

as many of our suppliers increased delivery times including as a result of disruptions, we are working with customers on revising expected due- dates for delivery, and have pushed out the timing of our recognition of revenue and adjusted gross margin on certain projects as a result of these and other delays caused by the pandemic; and

•

we have participated in certain COVID-19 tax incentive programs in certain jurisdictions in which we operate. These primarily allowed a delay in filing and/or paying of taxes for short periods of time. In the U.S., we filed a request for refund and received a $4.9 million Alternative Minimum Tax refund in 2020, which was earlier than originally scheduled due to the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). We have not participated in any government sponsored loan programs under the CARES Act.

We are unable to predict the impact that COVID-19 will have on our long-term financial position and operating results due to numerous uncertainties. The long-term impact of the pandemic on our customers and the global economy will depend on various factors, including the scope, severity and duration of the pandemic. A prolonged economic downturn or recession resulting from the pandemic could adversely affect many of our customers which could, in turn, adversely impact our business, financial condition and results of operations. We will continue to assess the evolving impact of the COVID-19 pandemic and intend to make adjustments to its responses accordingly.

Summary of Results

Revenue. Revenue during the years ended December 31, 2020 and 2019 was $613.1 million, and $796.0 million, respectively. The decrease in revenue during the year ended December 31, 2020 compared to the year ended December 31, 2019 was due to revenue decreases in our three segments. The decrease in our product sales segment was primarily due to an overall decline in bookings as a consequence of market conditions in North America.

Net income (loss). We generated a net loss of $101.3 million and $102.4 million during the years ended December 31, 2020 and 2019, respectively. The decrease in net loss during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to a decrease in impairment charges, a decrease in selling, general and administrative (“SG&A”) expense, a decrease in depreciation and amortization expense, a gain on extinguishment of debt of $3.6 million and a decrease in restructuring and other charges, partially offset by decreases in adjusted gross margin for our product sales, aftermarket services and contract operations segments, a decrease in income from discontinued operations, net of tax and an increase in income taxes. Net loss during the year ended December 31, 2020 included loss from discontinued operations, net of tax, of $15.3 million and net loss during the year ended December 31, 2019 included income from discontinued operations, net of tax, of $5.5 million due to the recognition of our U.S. compression fabrication business as discontinued operations and a $6.5 million tax benefit in Belleli EPC related to a settlement of Italian tax litigation previously recorded as an unrecognized tax benefit.

EBITDA, as adjusted. Our EBITDA, as adjusted, was $133.8 million and $173.0 million during the years ended December 31, 2020 and 2019, respectively. EBITDA, as adjusted, during the year ended December 31, 2020 compared to the year ended December 31, 2019 decreased primarily due to a decrease in adjusted gross margin for our product sales, aftermarket services and contract operations segments, partially offset by a decrease in SG&A expense.

EBITDA, as adjusted, is a non-GAAP financial measure. For a reconciliation of EBITDA, as adjusted, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Non-U.S. GAAP Measures” in this Management Information Circular.

As discussed in Note 5 to the 2020 Financial Statements which are attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A, the results from continuing operations for all periods presented exclude the results of our Venezuelan contract operations, Belleli EPC business, and U.S. compression fabrication business. Those results are reflected in discontinued operations for all periods presented.

Results by Business Segment. The following table summarizes revenue, adjusted gross margin and adjusted gross margin percentages for each of our business segments (dollars in thousands):

	Years Ended December 31,
	2020	2019
Revenue:
Contract Operations	$338,423	$368,126
Aftermarket Services	113,246	129,217
Product Sales(1)	161,392	298,668

Total Revenue	$613,061	$796,011

Segment Adjusted Gross Margin:(2)
Contract Operations	$233,041	$239,963
Aftermarket Services	25,531	33,610
Product Sales(1)	3,294	40,840

Total Adjusted Gross Margin	$261,866	$314,413

Segment Adjusted Gross Margin Percentage:(3)
Contract Operations	69%	65%
Aftermarket Services	23%	26%
Product Sales(3)	2%	14%

Notes:

(1)	The compression fabrication business for sales to U.S. customers, which was previously included in our product sales segment, is now included in discontinued operations.

(2)

Segment adjusted gross margin is defined as revenue less cost of sales (excluding depreciation and amortization expense) broken out by the different segments. We evaluate the performance of each of our segments based on adjusted gross margin.

(3)	Segment adjusted gross margin percentage is defined as segment adjusted gross margin divided by segment revenue.

Operating Highlights

The following table summarizes the expected timing of revenue recognition from our contract operations backlog (in thousands):

December 31, 2020
Contract Operations Backlog:(1)
2021	$283,124
2022	212,895
2023	160,026
2024	135,091
2025	105,795
Thereafter	203,998

Total contract operations backlog	$1,100,929

Note:

(1)

As of December 31, 2020, the total value of our contract operations backlog accounted for as operating leases was approximately $149 million, of which $33 million is expected to be recognized in 2021, $44 million is expected to be recognized in 2022, $44 million is expected to be recognized in 2023 and $28 million is expected to be recognized in 2024. Contract operations revenues recognized as operating leases for the year ended December 31, 2020 was approximately $35 million.

The following table summarizes our product sales backlog (in thousands):

	Years Ended December 31,
	2020	2019
Product Sales Backlog:(1)
Compression equipment(2)	$10,218	$54,541
Processing and treating equipment	425,292	69,912
Other product sales	29,835	47,094

Total product sales backlog	$465,345	$171,547

Notes:

(1)	We expect that approximately $177 million of our product sales backlog as of December 31, 2020 will be recognized as revenue before December 31, 2021.

(2)

Compression equipment includes sales to customers outside of the U.S. The U.S. compression fabrication business that was previously included in our product sales segment, is now included in discontinued operations.

RESULTS OF OPERATIONS

The Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Contract Operations (dollars in thousands)

	Years Ended December 31,
	2020	2019	Change	% change
Revenue	$338,423	$368,126	$(29,703)	(8)%
Cost of sales (excluding depreciation and amortization expense)	105,382	128,163	(22,781)	(18)%

Adjusted gross margin	$233,041	$239,963	$(6,922)	(3)%
Adjusted gross margin percentage	69%	65%	4%	6%

The decrease in revenue during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to decreases of approximately $36.4 million for changes in rates, $15.8 million in contract stops, $10.1 million impact of devaluation on the Argentine Peso during the current year period, $8.8 million impact of foreign currency exchange rates in Brazil, and $7.6 million from the sale of equipment pursuant to a purchase option exercised by customers during the fourth quarter of 2019. These revenue decreases were partially offset by an increase of $34.2 million due to the start-up of projects that were not operating in the prior year period, an increase of $10.3 million from the sale of equipment pursuant to a purchase option exercised by customers during the first quarter of 2020 and an increase of $11.1 million primarily driven by an increase of deferred revenue recognized resulting from a change in the remaining term of a contract that will result in our recognizing $87 million of revenue remaining at that time that was previously received from the customer over two remaining years instead of eight years. Adjusted gross margin decreased during the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to the revenue decreases explained above. The change in the remaining term of the contract resulted in additional costs during the year ended December 31, 2020 in the form of depreciation expense, which is excluded from adjusted gross margin. Adjusted gross margin percentage during the year ended December 31, 2020 compared to the year ended December 31, 2019 increased primarily due to reduced operating expenses relative to the prior year.

Aftermarket Services (dollars in thousands)

	Years Ended December 31,
	2020	2019	Change	% change
Revenue	$113,246	$129,217	$(15,971)	(12)%
Cost of sales (excluding depreciation and amortization expense)	87,715	95,607	(7,892)	(8)%

Adjusted gross margin	$25,531	$33,610	$(8,079)	(24)%
Adjusted gross margin percentage	23%	26%	(3)%	(12)%

The decrease in revenue during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to decreases in installation services, part sales and operation and maintenance services. Adjusted gross margin and adjusted gross margin percentage decreased during the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to the revenue decrease explained above and the product mix during the current year period.

Product Sales (dollars in thousands)

	Years Ended December 31,
	2020	2019	Change	% change
Revenue	$161,392	$298,668	$(137,276)	(46)%
Cost of sales (excluding depreciation and amortization expense)	158,098	257,828	(99,730)	(39)%

Adjusted gross margin	$3,294	$40,840	$(37,546)	(92)%
Adjusted gross margin percentage	2%	14%	(12)%	(86)%

The decrease in revenue during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to a decrease of $201.3 million in processing and treating equipment revenue due to nearing completion on a specific project and a decline in bookings as well as a delay in progress on certain projects due to impacts caused by the COVID-19 pandemic. The decline in bookings is due to volatility in demand for energy and in commodity prices as well as an industry trend towards disciplined capital spending. This decrease was partially offset by increases of $68.2 million and $9.4 million in compression revenue and water solutions revenue, respectively. Adjusted gross margin decreased during the year ended December 31, 2020 compared to the year ended December 31, 2019 due to the revenue decrease explained above and higher expenses on a specific project. Adjusted gross margin percentage during the year ended December 31, 2020 compared to the year ended December 31, 2019 decreased primarily due to the higher expenses discussed above and a shift in product mix during the current year period.

Costs and Expenses (dollars in thousands)

	Years Ended December 31,
	2020	2019	Change	% change
Selling, general and administrative	$123,406	$141,733	$(18,327)	(13)%
Depreciation and amortization	145,043	158,302	(13,259)	(8)%
Impairments	$11,648	$52,567	$(40,919)	(78)%
Restructuring and other charges	3,550	6,194	(2,644)	(43%)
Interest expense	38,817	38,620	197	1%
Gain on extinguishment of debt	(3,571)	—	(3,571)	N/A
Other (income) expense, net	589	(392)	981	(250)%

Selling, general and administrative

SG&A expense decreased during the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to a decrease in compensation costs. During the years ended December 31, 2020 and 2019. SG&A expense as a percentage of revenue was 20% and 18%, respectively.

Depreciation and amortization

Depreciation and amortization expense during the year ended December 31, 2020 compared to the year ended December 31, 2019 decreased primarily due to a decrease in depreciation expense of approximately $35.2 million in the current year period resulting from the sale of equipment on a contract operations contract in the fourth quarter of 2019. This decrease was partially offset by an increase of approximately $19.2 million in depreciation for installation costs and equipment on contract operations projects that were not operating in the prior year period and an additional depreciation expense of $9.8 million recognized during the year ended December 31, 2020 on a contract operations project due to changes in the remaining term of a contract.

Impairments

During the years ended December 31, 2020 and 2019, in an effort to generate cash from idle assets and reduce holding costs, we reviewed the future deployment of our idle assets used in our contract operations segment for units that were not of the type, configuration, condition, make or model that are cost efficient to maintain and operate. Based on this review, we determined that certain idle compressor units and other assets would be retired from future service. The retirement of these units from the active fleet triggered a review of these assets for impairment. As a result, we recorded a $10.0 million and $52.6 million asset impairment to reduce the book value of each unit to its estimated fair value during the years ended December 31, 2020 and 2019, respectively. The fair value of each unit was estimated based on either the expected net sale proceeds compared to other fleet units we recently sold and/or a review of other units recently offered for sale by third parties, or the estimated component value or scrap value of each compressor unit.

During the third quarter of 2020, we impaired certain assets in Argentina due to the termination of a contract operations project where it was not cost effective to move the assets and try to utilize them with a different customer. As a result, we removed them from the fleet and recorded an impairment of $1.7 million to write-down these assets to their approximate fair values for the year ended December 31, 2020.

Restructuring and other charges

The energy industry’s focus on capital discipline and improving returns has caused delays in the timing of new equipment orders. As a result, in the second quarter of 2019, we announced a cost reduction plan primarily focused on workforce reductions. We incurred restructuring and other charges associated with these activities of $3.6 million and $5.9 million during the years ended December 31, 2020 and 2019, respectively.

In the second quarter of 2018, we initiated a relocation plan in the Latin America region to better align our contract operations business with our customers. As a result of this plan, during the year ended December 31, 2019, we incurred restructuring and other charges of $0.3 million related to relocation costs. See Note 13 to the 2020 Financial Statements which are attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A for further discussion of these charges.

Interest expense

The increase in interest expense during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to a decrease in capitalized interest, partially offset by a lower average effective interest rate on long-term debt. During the years ended December 31, 2020 and 2019, the average daily outstanding borrowings of long-term debt were $511.0 million and $511.3 million, respectively.

Extinguishment of debt

During the year ended December 31, 2020, we purchased and retired $25.0 million principal amount of our 8.125% senior unsecured notes due 2025 (the “2017 Notes”) for $21.5 million including $0.3 million of accrued interest. During the year ended December 31, 2020, we recognized a gain on extinguishment of debt of $3.6 million, which was calculated as the difference between the repurchase price and the carrying amount of the 8.125% senior unsecured notes due 2025, partially offset by $0.2 million in related deferred financing costs.

Other (income) expense, net

The change in other (income) expense, net, was primarily due to foreign currency losses of $5.9 million during the year ended December 31, 2020 compared to foreign currency losses of $3.8 million during the year ended December 31, 2019. Foreign currency losses included translation gains of $4.1 million and $0.3 million during the years ended December 31, 2020 and 2019, respectively, related to the currency remeasurement of our foreign subsidiaries’ non-functional currency denominated intercompany obligations. During the year ended December 31, 2020 and 2019, we recognized losses on foreign currency exchange contracts of $0.4 million and $0.8 million, respectively. The change in other (income) expense, net, also included a decrease of $1.3 million in gains on sale of property, plant and equipment in the current year period.

Income Taxes (dollars in thousands)

	Years Ended December 31,
	2020	2019	Change	% change
Provision for income taxes	$28,403	$25,290	$3,113	12%
Effective tax rate	(49.3)%	(30.6)%	(18.7)%	61.1%

Our effective tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn, or losses we incur, in those jurisdictions. It is also affected by discrete items that may occur in any given year but are not consistent from year to year. Our effective tax rate is also affected by valuation allowances recorded against loss carryforwards in the U.S. and certain other jurisdictions, foreign withholding taxes and changes in foreign currency exchange rates.

For the year ended December 31, 2020:

•	a $11.6 million increase (20.1% decrease) resulting from negative impacts of foreign currency devaluations primarily from Argentina;

•

a $13.3 million decrease (23.1% increase) resulting from the release of valuation allowances primarily recorded against U.S. federal net operating losses, other deferred tax assets and certain net operating losses of our foreign subsidiaries;

•	a $12.6 million increase (21.9% decrease) resulting from expiration of unutilized foreign tax credits;

•	a $10.1 million increase (17.5% decrease) related to unrecognized tax benefits in 2020; and

•	a $4.1 million increase (7.1% decrease) resulting from differences in income tax rates for international operations as compared to U.S. taxes at 21%.

For the year ended December 31, 2019:

•	a $13.8 million increase (16.7% decrease) resulting from negative impacts of foreign currency devaluations primarily from Argentina;

•

a $13.8 million increase (16.7% decrease) resulting from the addition of valuation allowances primarily recorded against U.S. federal net operating losses and certain net operating losses of our foreign subsidiaries;

•	a $5.5 million increase (6.6% decrease) resulting from foreign withholding taxes primarily against U.S. income, net of U.S. tax benefits; and

•	a $9.4 million decrease (11.4% increase) resulting from differences in income tax rates for international operations as compared to U.S. taxes at 21%.

Discontinued Operations (dollars in thousands)

	Years Ended December 31,
	2020	2019	Change	% change
Income (loss) from discontinued operations, net of tax	$(15,272)	$5,524	$(20,796)	(376)%

Income (loss) from discontinued operations, net of tax, includes our Venezuelan subsidiary’s operations that were expropriated in June 2009, our Belleli EPC business, and our U.S. compression fabrication business.

Income (loss) from discontinued operations, net of tax, during the year ended December 31, 2020 compared to the year ended December 31, 2019 decreased due to a $17.6 million increase in loss from U.S. compression fabrication business and a $3.4 million decrease in income from Belleli EPC. The increase in loss in U.S. compression fabrication business was primarily driven by the decrease in orders for the business and an increase in restructuring and other charges. The decrease in income from Belleli EPC was primarily due to $6.5 million tax benefit related to a settlement of Italian tax litigation previously recorded as an unrecognized tax benefit, partially offset by payment received from a customer for amounts that were previously reserved. For further details on our discontinued operations, see Note 5 to the 2020 Financial Statements which are attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A.

Liquidity and Capital Resources

Our unrestricted cash balance was $40.3 million at December 31, 2020 compared to $16.7 million at December 31, 2019. Working capital increased to $154.7 million at December 31, 2020 from $109.3 million at December 31, 2019. The increase in working capital was primarily due to a decrease in accounts payable and an increase in accounts receivables, partially offset by an increase in contract liabilities and decreases in inventory and contract assets. The decrease in accounts payable was largely caused by the timing of purchases and payments to suppliers during the current year period. The increase in accounts receivables was due to a delay in payments from customers. The increase in contract liabilities and decrease in contract assets were primarily driven by the change in the terms of contract operation services contracts in the Latin America region. The decrease in inventory was primarily driven by the progression of product sales activity.

Our cash flows from operating, investing and financing activities, as reflected in the statements of cash flows, are summarized in the following table (in thousands):

	Years Ended December 31,
	2020	2019
Net cash provided by (used in) continuing operations:

Operating activities	$4,959	$198,273

Investing activities	(75,295)	(182,516)

Financing activities	119,502	(6,038)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(566)	(1,058)

Discontinued operations	(21,574)	(11,437)

Net change in cash, cash equivalents and restricted cash	$27,026	$(2,776)

Operating Activities. The decrease in net cash provided by operating activities during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily attributable to a decrease in adjusted gross margin for our product sales segment and a decrease in cash received from upfront billings on contract operations projects. Working capital cash changes during the year ended December 31, 2020 included an increase of $24.8 million in accounts receivables, an increase of $49.2 million in contract assets and contract liabilities, net, a decrease of $8.7 million in inventory and a decrease of $19.4 million in accounts payable and other liabilities. Working capital cash changes during the year ended December 31, 2019 included a decrease of $37.9 million in accounts receivables, a decrease of $14.9 million in accounts payable and other liabilities and a decrease of $55.5 million in contract assets and contract liabilities, net.

Investing Activities. The decrease in net cash used in investing activities during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily attributable to a $113.4 million decrease in capital expenditures. The decrease in capital expenditures was primarily driven by the timing of awards and growth capital expenditures for new contract operations projects.

Financing Activities. The increase in net cash provided by financing activities during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily attributable to an increase in net borrowings of $82.6 million on our long-term debt and a decrease of $44.1 million in purchases of treasury stock.

Discontinued Operations. The increase in net cash used in discontinued operations during the year ended December 31, 2020 compared to year ended December 31, 2019 was primarily attributable to working capital changes related to our U.S. compression fabrication business partially offset by proceeds received from the sale of the U.S. compression fabrication business.

Capital Requirements. Our contract operations business is capital intensive, requiring significant investment to maintain and upgrade existing operations. Our capital spending is primarily dependent on the demand for our contract operations services and the availability of the type of equipment required for us to render those contract operations services to our customers. Our capital requirements have consisted primarily of, and we anticipate will continue to consist of, the following:

•

growth capital expenditures, which are made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue generating capabilities of existing or new assets, whether through construction, acquisition or modification; and

•	maintenance capital expenditures, which are made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets.

The majority of our growth capital expenditures are related to installation costs on contract operations services projects and acquisition costs of new compressor units and processing and treating equipment that we add to our contract operations fleet. In addition, growth capital expenditures can include the upgrading of major components on an existing compressor unit where the current configuration of the compressor unit is no longer in demand and the compressor unit is not likely to return to an operating status without the capital expenditures. These latter expenditures substantially modify the operating parameters of the compressor unit such that it can be used in applications for which it previously was not suited. Maintenance capital expenditures are related to major overhauls of significant components of a compressor unit, such as the engine, compressor and cooler, that return the components to a “like new” condition, but do not modify the applications for which the compressor unit was designed.

Growth capital expenditures were $56.6 million and $163.7 million during the years ended December 31, 2020 and 2019, respectively. The decrease in growth capital expenditures during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the completion of a major project in Latin America during 2019.

Maintenance capital expenditures were $8.1 million and $8.8 million during the years ended December 31, 2020 and 2019, respectively. The decrease in maintenance capital expenditures during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily driven by decreased overhaul activities as a result of delayed discretionary spending in 2020. We intend to grow our business both organically and through third-party acquisitions. If we are successful in growing our business in the future, we would expect our maintenance capital expenditures to increase over the long term.

We generally invest funds necessary to manufacture contract operations fleet additions when our idle equipment cannot be reconfigured to economically fulfill a project’s requirements and the new equipment expenditure is expected to generate economic returns over its expected useful life that exceeds our targeted return on capital. We currently plan to spend approximately $75 million to $85 million in capital expenditures during 2021, including (1) approximately $55 million to $65 million on contract operations growth capital expenditures based on contracts currently in our backlog and (2) approximately $20 million on equipment maintenance capital related to our contract operations business and other capital expenditures. Historically, we have financed capital expenditures with a combination of net cash provided by operating and financing activities. Our ability to access the capital markets may be restricted at the time when we would like, or need, to do so, which could have an adverse impact on the cost and access to capital and our ability to maintain our operations and to grow. For example, COVID-19 disrupted the broader financial markets and the capital markets for energy service related companies continue to be impacted. If any of our lenders become unable to perform their obligations under the Credit Agreement, our borrowing capacity under our revolving credit facility could be reduced. Inability to borrow additional amounts under our revolving credit facility could limit our ability to fund our future growth and operations. Based on current market conditions, we expect that net cash provided by operating activities and borrowings under our revolving credit facility will be sufficient to finance our operating expenditures, capital expenditures and other contractual cash obligations, including our debt obligations. However, if net cash provided by operating activities and borrowings under our revolving credit facility are not sufficient, we may seek additional debt or equity financing.

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and financial markets and created significant volatility and disruption across most industries. Efforts to mitigate the spread of COVID-19 have also resulted in decreased energy demand and additional weakness in energy pricing. The broader implications of COVID-19 on our customers and our long-term future results of operations and overall financial condition remains uncertain.

Long-Term Debt. We and our wholly owned subsidiary, EESLP, are parties to an amended and restated Credit Agreement (the “Amended Credit Agreement”) consisting of a $650.0 million revolving credit facility expiring in October 2023.

During the years ended December 31, 2020 and 2019, the average daily borrowings of long-term debt were $511.0 million and $511.3 million respectively. The weighted average annual interest rate on outstanding borrowings under our revolving credit facility at December 31, 2020 and 2019 was 3.2% and 4.6%, respectively. LIBOR and certain other “benchmarks” are the subject of recent national, international and other regulatory guidance and proposals for reform. In particular, on July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. The Alternative Reference Rates Committee, a steering committee consisting of large U.S. financial institutions convened by the U.S. Federal Reserve Board and the Federal Reserve Bank of New York, has recommended replacing LIBOR with the Secured Overnight Financing Rate (“SOFR”), an index supported by short-term Treasury repurchase agreements. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of USD LIBOR announced that it does not intend to cease publication of the remaining USD LIBOR tenors until June 30, 2023, providing additional time for existing contracts that are dependent on LIBOR to mature. It is unclear whether, at that time, LIBOR will cease to exist or if new methods of calculating LIBOR will be established. Central banks and regulators in a number of major jurisdictions (for example, U.S., United Kingdom, European Union, Switzerland, and Japan) have convened working groups to find and implement the transition to suitable replacement benchmarks. We are continuing to evaluate and monitor financial and non-financial impacts and risks that may result when LIBOR rates are no longer published.

As of December 31, 2020, we had $9.5 million in outstanding letters of credit under our revolving credit facility and, taking into account guarantees through outstanding letters of credit, we had undrawn capacity of $424.0 million under our revolving credit facility. Our Amended Credit Agreement limits our Total debt to EBITDA ratio (as defined in the Amended Credit Agreement) on the last day of the fiscal quarter to no greater than 4.50 to 1.0. As a result of this limitation, $73.3 million of the $424.0 million of undrawn capacity under our revolving credit facility was available for additional borrowings as of December 31, 2020.

The Amended Credit Agreement contains various covenants with which we, EESLP and our respective restricted subsidiaries must comply, including, but not limited to, limitations on the incurrence of indebtedness, investments, liens on assets, repurchasing equity, making distributions, transactions with affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. We are required to maintain, on a consolidated basis, a minimum interest coverage ratio (as defined in the Amended Credit Agreement) of 2.25 to 1.00; a maximum total leverage ratio (as defined in the Amended Credit Agreement) of 4.50 to 1.00; and a maximum senior secured leverage ratio (as defined in the Amended Credit Agreement) of 2.75 to 1.00. As of December 31, 2020, Exterran Corporation maintained a 4.4 to 1.0 interest coverage ratio, a 4.0 to 1.0 total leverage ratio and an 1.5 to 1.0 senior secured leverage ratio. As of December 31, 2020, we were in compliance with all financial covenants under the Amended Credit Agreement.

In April 2017, our 100% owned subsidiaries EESLP and EES Finance Corp. issued the 2017 Notes, which consisted of $375.0 million aggregate principal amount of senior unsecured notes which have $350.0 million outstanding as of December 31, 2020. The 2017 Notes are guaranteed by us on a senior unsecured basis.

Prior to May 1, 2020, we may redeem all or a portion of the 2017 Notes at a redemption price equal to the sum of (i) the principal amount thereof, and (ii) a make-whole premium at the redemption date, plus accrued and unpaid interest, if any, to the redemption date. In addition, we may redeem up to 35% of the aggregate principal amount of the 2017 Notes prior to May 1, 2020 with the net proceeds of one or more equity offerings at a redemption price of 108.125% of the principal amount of the 2017 Notes, plus any accrued and unpaid interest to the date of redemption, if at least 65% of the aggregate principal amount of the 2017 Notes issued under the indenture remains outstanding after such redemption and the redemption occurs within 180 days of the date of the closing of such equity offering. On or after May 1, 2020, we may redeem all or a portion of the 2017 Notes at redemption prices (expressed as percentages of principal amount) equal to 106.094% for the twelve-month period beginning on May 1, 2020, 104.063% for the twelve-month period beginning on May 1, 2021, 102.031% for the twelve-month period beginning on May 1, 2022 and 100.000% for the twelve-month period beginning on May 1, 2023 and at any time thereafter, plus accrued and unpaid interest, if any, to the applicable redemption date of the 2017 Notes.

During the year ended December 31, 2020, we purchased and retired $25.0 million principal amount of our 2017 Notes for $21.5 million (including $0.3 million of accrued interest) resulting in a gain on extinguishment of debt of $3.6 million. The gain was calculated as the difference between the repurchase price and the carrying amount of the 2017 Notes, partially offset by $0.2 million in related deferred financing costs. The gain on extinguishment of debt is included as a separate item in our statements of operations.

We may from time to time seek to retire, extend or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such extensions, repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Unrestricted Cash. Of our $40.3 million unrestricted cash balance at December 31, 2020, $39.7 million was held by our non-U.S. subsidiaries. In the event of a distribution of earnings to the U.S. in the form of dividends, we may be subject to foreign withholding taxes. We do not believe that the cash held by our non-U.S. subsidiaries has an adverse impact on our liquidity because we expect that the cash we generate in the U.S., the available borrowing capacity under our revolving credit facility and the repayment of intercompany liabilities from our non-U.S. subsidiaries will be sufficient to fund the cash needs of our U.S. operations for the foreseeable future.

Share Repurchase Program. On February 20, 2019, our board of directors approved a share repurchase program under which the Company is authorized to purchase up to $100.0 million of its outstanding common stock through February 2022. The timing and method of any repurchases under the program will depend on a variety of factors, including prevailing market conditions among others. Purchases under the program may be suspended or discontinued at any time and we have no obligation to repurchase any amount of our common shares under the program. Shares of common stock acquired through the repurchase program are held in treasury at cost. During the year ended December 31, 2019, we repurchased 3,495,448 shares of our common stock for $42.3 million in connection with our share repurchase program. During the year ended December 31, 2020, we did not repurchase any shares under this program. As of December 31, 2020, the remaining authorized repurchase amount under the share repurchase program was $57.7 million.

Dividends. We do not currently anticipate paying cash dividends on our common stock. We currently intend to retain our future earnings to support the growth and development of our business. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants, applicable law and other factors our board of directors deems relevant.

Supplemental Guarantor Financial Information

In April 2017, our 100% owned subsidiaries EESLP and EES Finance Corp. (together, the “Issuers”) issued the 2017 Notes, which consisted of $375.0 million aggregate principal amount senior unsecured notes which have $350.0 million outstanding as of December 31, 2020. The 2017 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by Exterran Corporation (“Parent”). The 2017 Notes and Parent’s guarantee are:

Senior unsecured obligations of each of the Issuers and the Parent, as applicable;

•	equal in right of payment with all of the existing and future senior unsecured indebtedness and senior unsecured guarantees of each of the Issuers and the Parent, as applicable;

•	senior in right of payment to all subordinated indebtedness and subordinated guarantees of each of the Issuers and the Parent, as applicable;

•

effectively junior in right of payment to all existing and future secured indebtedness and secured guarantees of each of the Issuers and the Parent, as applicable, to the extent of the value of the assets securing such indebtedness or guarantees; and

•

structurally junior in right of payment to all existing and future indebtedness, guarantees and other liabilities (including trade payables) and any preferred equity of each of the Parent’s subsidiaries (other than the Issuers) that are not guarantors of the 2017 Notes.

Parent’s guarantee will be automatically and unconditionally released and discharged upon (i) the merger of the Parent into the Issuers, (ii) a legal defeasance, covenant defeasance or satisfaction and discharge of the indenture governing the 2017 Notes or (iii) the liquidation or dissolution of the Parent, provided in each case no default or event of default has occurred and is continuing under the indenture governing the 2017 Notes.

Federal bankruptcy and state fraudulent transfer laws permit a court to void all or a portion of the obligations of the Parent pursuant to its guarantee, or to subordinate the Parent’s obligations under its guarantee to claims of the Parent’s other creditors, reducing or eliminating the ability to recover under the guarantee. Although laws differ among jurisdictions, in general, under applicable fraudulent transfer or conveyance laws, the guarantee could be voided as a fraudulent transfer or conveyance if (i) the guarantee was incurred with the intent of hindering, delaying or defrauding creditors or (ii) the Parent received less than reasonably equivalent value or fair consideration in return for incurring the guarantee and either (x) the Parent was insolvent or rendered insolvent by reason of the incurrence of the guarantee or subsequently became insolvent for other reasons, (y) the incurrence of the guarantee left the Parent with an unreasonably small amount of capital to carry on the business, or (z) the Parent intended to, or believed that it would, incur debts beyond its ability to pay such debts as they mature. A court would likely find that Parent did not receive reasonably equivalent value or fair consideration for its guarantee if it determined that the Parent did not substantially benefit directly or indirectly from the issuance of the 2017 Notes. If a court were to void a guarantee, noteholders would no longer have a claim against the Parent. In addition, the court might direct noteholders to repay any amounts that you already received from the Parent. Parent’s guarantee contains a provision intended to limit the Parent’s liability under the guarantee to the maximum amount that the Parent could incur without causing the incurrence of obligations under its guarantee to be deemed a fraudulent transfer. This provision may not be effective to protect the guarantee from being voided under fraudulent transfer law.

All consolidated subsidiaries of Exterran other than the Issuers are collectively referred to as the “Non-Guarantor Subsidiaries.” The 2017 Notes are structurally subordinated to any indebtedness and other liabilities (including trade payables) of any of the Non-Guarantor Subsidiaries. The Non-Guarantor Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the 2017 Notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Holders of the 2017 Notes will have no claim as a creditor against any Non-Guarantor Subsidiaries. In the event of bankruptcy, liquidation or reorganization of any of the Non-Guarantor Subsidiaries, such subsidiaries will pay current outstanding obligations to the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Parent or the Issuers. As a result, in the context of a bankruptcy, liquidation or reorganization, holders of the 2017 Notes would likely receive less, ratably, than holders of indebtedness and other liabilities (including trade payables of such entities).

The Parent and EESLP are also parties to our credit agreement, which covenants with which the Parent, EESLP and our respective restricted subsidiaries must comply, including, but not limited to, limitations on the incurrence of indebtedness, investments, liens on assets, repurchasing equity, making distributions, transactions with affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. These covenants may impact the ability of the Parent and EESLP to repay the 2017 Notes or amounts owing under Parent’s guarantee.

Summarized Financial Information (in thousands)

As a result of the Parent’s guarantee, we are presenting the following summarized financial information for the Issuers’ and Parent (collectively referred to as the “Obligated Group”) pursuant to Rule 13-01 of Regulation S-X, Guarantors and Issuers of Guaranteed Securities Registered or Being Registered. For purposes of the following summarized financial information, transactions between the Parent and the Issuers, presented on a combined basis, have been eliminated and information for the Non-Guarantor Subsidiaries have been excluded. Amounts due from or due to the Non-Guarantor Subsidiaries and other related parties, as applicable, have been separately presented within the summarized financial information.

Year Ended December 31, 2020
Summarized Statement of Operations:
Revenues(1)	$158,238
Cost of sales(1)	113,405
Loss from continuing operations	(183,292)
Net Loss	(201,849)

Note:

(1)	Includes $68.4 million of revenue and $42.8 million of cost of sales for intercompany sales from the Obligated Group the Non-Guarantor Subsidiaries during the year ended December 31, 2020.

	December 31, 2020	December 31, 2019
Summarized Balance Sheet:

ASSETS

Intercompany receivables due from non-guarantors	$206,267	$177,649

Total current assets	334,675	353,431

Total long-term assets	230,334	249,732

LIABILITIES AND STOCKHOLDERS’ EQUITY	119,502	(6,038)

Intercompany payables due to non-guarantors	$362,221	$399,645

Total current liabilities	439,707	552,941

Long-term liabilities	$613,994	$495,829

Contractual Obligations. The following table summarizes our cash contractual obligations as of December 31, 2020 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Total	2021	2022-2023	2024-2025	Thereafter
Debt:(1)
Revolving credit facility due October 2023	$216,500	$—	$216,500	$—	$—
8.125% senior notes due May 2025(2)	350,000	—	—	350,000	—

Total debt	566,500	—	216,500	350,000	—
Interest on debt	147,170	36,930	71,929	38,311	—
Purchase commitments	65,786	60,041	5,745	—	—
Facilities and other operating leases	47,931	8,217	11,750	9,390	18,574
Total contractual obligations	$827,387	$105,188	$305,924	$397,701	$18,574

Notes:

(1)	For more information on our debt, see Note 10 to the 2020 Financial Statements which are attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A.

(2)	Amounts represent the full face value of the 2017 Notes and do not include unamortized debt financing costs of $4.2 million as of December 31, 2020.

As of December 31, 2020, $31.2 million of unrecognized tax benefits (including discontinued operations) have been recorded as liabilities in accordance with the accounting standard for income taxes related to uncertain tax positions, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest (including discontinued operations) of $3.3 million.

Indemnifications. In conjunction with, and effective as of the completion of, the Spin-off, we entered into the Separation and Distribution Agreements with Archrock, which govern, among other things, the treatment between Archrock and Exterran relating to certain aspects of indemnification, insurance, confidentiality and cooperation. Generally, the Separation and Distribution Agreements provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of Exterran’s business with Exterran and financial responsibility for the obligations and liabilities of Archrock’s business with Archrock. Pursuant to the Separation and Distribution Agreements, Exterran and Archrock will generally release the other party from all claims arising prior to the Spin-off that relate to the other party’s business, subject to certain exceptions. Additionally, in conjunction with, and effective as of the completion of, the Spin-off, we entered into the tax matters agreement with Archrock. Under the tax matters agreement and subject to certain exceptions, we are generally liable for, and indemnify Archrock against, taxes attributable to our business, and Archrock is generally liable for, and indemnify us against, all taxes attributable to its business. We are generally liable for, and indemnify Archrock against, 50% of certain taxes that are not clearly attributable to our business or Archrock’s business. Any payment made by us to Archrock, or by Archrock to us, is treated by all parties for tax purposes as a non-taxable distribution or capital contribution, respectively, made immediately prior to the Spin-off.

Off-Balance Sheet Arrangements

At December 31, 2020, we had no material off balance sheet arrangements. In addition to guarantees issued under our credit facility, we have agreements with financial institutions under which approximately $62.3 million of letters of credit or bank guarantees were outstanding as of December 31, 2020. These are put in place in certain situations to guarantee our performance obligations under contracts with counterparties.

Effects of Inflation

Our revenues and results of operations have not been materially impacted by inflation in the past three fiscal years.

Critical Accounting Policies, Practices and Estimates

This discussion and analysis of our financial condition and results of operations is based upon the 2020 Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and accounting policies, including those related to bad debt, inventories, accrued demobilization costs, fixed assets, intangible assets, income taxes, revenue recognition, contingencies and litigation. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. The results of this process form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and these differences can be material to our financial condition, results of operations and liquidity. See Note 2 to our 2020 Financial Statements which are attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A for a summary of significant accounting policies.

Allowances and Reserves

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The determination of the collectability of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers’ payment history and current creditworthiness to determine that collectability is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make judgments and estimates regarding our customers’ ability to pay amounts due to us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. We review the adequacy of our allowance for doubtful accounts quarterly. We determine the allowance needed based on historical write-off experience and by evaluating significant balances aged greater than 90 days individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended December 31, 2020 and 2019, we recorded bad debt expense of $4.8 million and $0.1 million, respectively. The increase in bad debt expenses during the year ended December 31, 2020 was primarily due to the expected impact of energy prices and COVID-19 on our customers. Our allowance for doubtful accounts was approximately 5% and 3% of our gross accounts receivable balance at December 31, 2020 and 2019, respectively.

Inventory

Inventory is a significant component of current assets and is stated at the lower of cost and net realizable value. This requires us to record provisions and maintain reserves for obsolete and slow moving inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to historical demand and management estimates of market conditions and production requirements. These estimates and forecasts inherently include uncertainties and require us to make judgments regarding potential outcomes. During 2020 and 2019, we recorded $2.2 million and $0.6 million, respectively, in inventory write-downs for inventory which was obsolete or slow moving. Significant or unanticipated changes to our estimates and forecasts could impact the amount and timing of any additional provisions for obsolete or slow moving inventory that may be required. Our write-downs for obsolete and slow moving inventory was approximately 2% and 1% of our inventory balance at December 31, 2020 and 2019, respectively.

Accrued Demobilization Costs

The majority of our contract operations services contracts contain contractual requirements for us to perform demobilization activities at the end of the contract, with the scope of those activities varying by contract. Demobilization activities typically include, among other requirements, civil work and the removal of our equipment and installation from the customer’s site. Demobilization activities represent costs to fulfill obligations under our contracts and are not considered distinct within the context of our contract operations services contracts. Accrued demobilization costs are recorded, if applicable, at the time we become contractually obligated to perform these activities, which generally occurs upon our completion of the installation and commissioning of our equipment at the customer’s site. We record accrued demobilization costs as a liability and an equivalent demobilization asset as a capitalized fulfillment cost. As of December 31, 2020, we had current and long-term accrued demobilization costs liability balances of $14.2 million and $36.5 million, respectively. Accrued demobilization costs are subsequently increased by interest accretion throughout the expected term of the contract. As of December 31, 2020, we had capitalized fulfillment cost demobilization assets of $17.7 million. Demobilization assets are amortized on a straight-line basis over the expected term of the contract. Any difference between the actual costs realized for the demobilization activities and the estimated liability established are recognized in our statement of operations.

Accrued demobilization costs recorded represent the fair value of the estimated cost for future demobilization activities. The initial obligation is measured at its estimated fair value using various judgments and assumptions. Fair value is calculated using an expected present value technique that is based on assumptions of market participants and estimated demobilization costs in current period dollars that are inflated to the anticipated demobilization date and then discounted back to the date the demobilization obligations are expected to be incurred. Changes in assumptions and estimates included within the calculations of the value of the accrued demobilization costs could result in significantly different results than those identified and recorded in our financial statements. In future periods, we may also make adjustments to accrued demobilization costs as a result of the availability of new information, contract amendments, technology changes, changes in labor costs and other factors.

Accrued demobilization costs are based on a number of assumptions requiring professional judgment. These include estimates for: (1) expected future cash flows related to contractual obligations; (2) anticipated timing of the expected cash flows; (3) our credit-adjusted risk free rate that considers our estimated credit rating; (4) the market risk premiums; and (5) relevant inflation factors. If the expected future cash flows relating to our estimated accrued demobilization costs had been higher or lower by 10% in 2020, accrued demobilization costs would have decreased or increased by approximately $4.5 million at December 31, 2020. We are unable to predict the type of revisions to these assumptions that will be required in future periods due to the availability of additional information, contract amendments, technology changes, the price of labor costs and other factors.

Depreciation

Property, plant and equipment is carried at cost. Depreciation for financial reporting purposes is computed on a straight-line basis using estimated useful lives and salvage values, including idle assets in our active fleet. The assumptions and judgments we use in determining the estimated useful lives and salvage values of our property, plant and equipment reflect both historical experience and expectations regarding future use of our assets. We periodically analyze our estimates of useful lives of our property, plant and equipment to determine if the depreciable periods and salvage values continue to be appropriate. The use of different estimates, assumptions and judgments in the establishment of property, plant and equipment accounting policies, especially those involving their useful lives, would likely result in significantly different net book values of our assets and results of operations.

Long-Lived Assets

We review long-lived assets, including property, plant and equipment and identifiable intangibles that are being amortized, for impairment whenever events or changes in circumstances, including the removal of compressor units from active service, indicate that the carrying amount of an asset may not be recoverable. Compressor units in our active fleet that were idle as of December 31, 2020 comprise a net book value of approximately $44.1 million. The determination that the carrying amount of an asset may not be recoverable requires us to make judgments regarding long-term forecasts of future revenue and costs related to the assets subject to review. For idle compression units that are removed from the active fleet and that will be sold to third parties as working compression units, significant assumptions include forecasted sale prices based on future market conditions and demand, forecasted costs to maintain the assets until sold and the forecasted length of time necessary to sell the assets. These forecasts are uncertain as they require significant assumptions about future market conditions. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions. An impairment loss may exist when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When necessary, an impairment loss is recognized and represents the excess of the asset’s carrying value as compared to its estimated fair value and is charged to the period in which the impairment occurred.

Income Taxes

Our income tax provision, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management’s best assessment of estimated current and future taxes to be paid. We operate in approximately 25 countries and, as a result, we and our subsidiaries file consolidated and separate income tax returns in the U.S. federal jurisdiction and in numerous state and foreign jurisdictions. Significant judgments and estimates are required in determining our consolidated income tax provision.

Deferred income taxes arise from temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporate assumptions including the amount of future U.S. federal, state and foreign pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income (loss).

The accounting standard for income taxes provides that a tax benefit from an uncertain tax position is only recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. In addition, guidance is provided on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adjust reserves for unrecognized tax benefits when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax provision in the period in which new information is available.

We consider the earnings of many of our subsidiaries to be indefinitely reinvested, and accordingly, we have not provided for taxes on the unremitted earnings of these subsidiaries. If we were to make a distribution from the unremitted earnings of these subsidiaries, we could be subject to taxes payable to various jurisdictions. If our expectations were to change regarding future tax consequences, we may be required to record additional deferred taxes that could have a material effect on our consolidated statement of financial position, results of operations or cash flows.

Revenue Recognition

We recognize revenue related to performance obligations satisfied over time using the input method of percentage-of-completion accounting whereby the actual amounts incurred to date as a percentage of the estimated total is used as a basis for determining the extent to which performance obligations are satisfied. During the year ended December 31, 2020, approximately 98% of our total product sales revenues were recognized over time. This calculation requires management to estimate the number of total labor hours and the total costs required for each project and to estimate the profit expected on the project. The recognition of revenue over time depends largely on our ability to make reasonable dependable estimates related to the extent of progress toward completion of the contract, contract revenues and contract costs. Recognized revenues and profits are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known using the cumulative catch-up method. Due to the nature of some of our contracts, developing the estimates of costs often requires significant judgment.

Factors that must be considered in estimating the work to be completed and ultimate profit include labor productivity and availability, the nature and complexity of work to be performed, the impact of change orders, availability of raw materials and the impact of delayed performance. Although we continually strive to accurately estimate our progress toward completion and profitability, adjustments to overall contract revenue and contract costs could be significant in future periods due to several factors including but not limited to, settlement of claims against customers, supplier claims by or against us, customer change orders, changes in cost estimates, changes in project contingencies and settlement of customer claims against us, such as liquidated damage claims. If the aggregate combined cost estimates for uncompleted contracts that are recognized over time had been higher or lower by 5% in 2020, our income before income taxes would have decreased or increased by approximately $5.0 million.

Contingencies and Litigation

We are substantially self-insured for workers’ compensation, employer’s liability, property, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages. We review these estimates quarterly and believe such accruals to be adequate. However, insurance liabilities are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the timeliness of reporting of occurrences, ongoing treatment or loss mitigation, general trends in litigation recovery outcomes and the effectiveness of safety and risk management programs. Therefore, if our actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period in which the difference becomes known. As of December 31, 2020 and 2019, we had recorded approximately $1.0 million and $0.9 million, respectively, in insurance claim reserves.

In the ordinary course of business, we are involved in various pending or threatened legal actions. While we are unable to predict the ultimate outcome of these actions, the accounting standard for contingencies requires management to make judgments about future events that are inherently uncertain. We are required to record (and have recorded) a loss during any period in which we believe a loss contingency is probable and can be reasonably estimated. In making determinations of likely outcomes of pending or threatened legal matters, we consider the evaluation of counsel knowledgeable about each matter.

We regularly assess and, if required, establish accruals for income tax as well as non-income-based tax contingencies pursuant to the applicable accounting standards that could result from assessments of additional tax by taxing jurisdictions in countries where we operate. Tax contingencies are subject to a significant amount of judgment and are reviewed and adjusted on a quarterly basis in light of changing facts and circumstances considering the outcome expected by management. As of December 31, 2020 and 2019, we had recorded approximately $38.0 million and $29.1 million, respectively, of accruals for tax contingencies (including penalties and interest and discontinued operations). Of these amounts, $34.5 million and $25.4 million are accrued for income taxes as of December 31, 2020 and 2019, respectively, and $3.5 million and $3.7 million are accrued for non-income-based taxes as of December 31, 2020 and 2019, respectively. Furthermore, as of December 31, 2020 and 2019, we had an indemnification receivable from Archrock related to non-income-based taxes of $1.5 million and $1.5 million, respectively. If our actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period in which the difference becomes known.

Recent Accounting Pronouncements

See Note 2 to the 2020 Financial Statements which are attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks associated with changes in foreign currency exchange rates due to our significant international operations. While the majority of our revenue contracts are denominated in or indexed to the U.S. dollar, certain contracts or portions of certain contracts, most notably within our contract operations segment, are exposed to foreign currency fluctuations. Approximately 85% of revenues in our contract operations segment are denominated in or indexed to the U.S. dollar. The currencies for which we have our largest exchange rate exposures are related to changes in the Argentine Peso and the Brazilian Real. During the year ended December 31, 2020, a devaluation of the Argentine Peso and Brazilian Real of approximately 29% and 22%, respectively, resulted in a decrease in revenue in our contract operations segment of approximately $6.1 million and $8.3 million, respectively. The impact of foreign currency risk on income for these contracts is generally mitigated by matching costs with revenues in the same currency.

Additionally, the net assets and liabilities of these operations are exposed to changes in foreign currency exchange rates. These operations may also have net assets and liabilities not denominated in their functional currency, which exposes us to changes in foreign currency gains and exchange rates that impact income. We recorded foreign currency losses of $5.9 million and $3.8 million in our statements of operations during the years ended December 31, 2020 and 2019, respectively. Our foreign currency losses are primarily due to exchange rate fluctuations related to monetary asset and liability balances denominated in currencies other than the functional currency, including foreign currency exchange rate changes recorded on intercompany obligations. Foreign currency losses during the years ended December 31, 2020 and 2019 included translation gains of $4.1 million and $0.3 million respectively, related to the functional currency remeasurement of our foreign subsidiaries’ non-functional currency denominated intercompany obligations. During the year ended December 31, 2020 and 2019 we entered into forward currency exchange contracts to mitigate exposures in U.S. dollars related to the Argentine Peso and Indonesian Rupiah. As a result of entering into these contracts, we recognized losses of $0.4 million and $0.8 million during the years ended December 31, 2020 and 2019, respectively. Changes in exchange rates may create gains or losses in future periods to the extent we maintain net assets and liabilities not denominated in the functional currency. As of December 31, 2020, we have a total notional value of $23.5 million derivative financial instruments outstanding to mitigate foreign currency risk.

We also have exposure to foreign currency exchange risk from the translation of certain international operating units from the local currency into the U.S. dollar. Our comprehensive income for the years ended December 31, 2020 and 2019 included foreign currency translation adjustment losses of $14.4 million and $2.9 million, respectively. A 10% increase in the value of the U.S. dollar relative to foreign currencies would have increased our foreign currency translation adjustment loss by approximately $0.5 million for the year ended December 31, 2020. This sensitivity analysis is inherently limited as it assumes that rates of multiple foreign currencies will always move in the same direction relative to the value of the U.S. dollar.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and supplementary information specified by this Item are presented in the 2020 Financial Statements attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

This Item 9A includes information concerning the controls and controls evaluation referred to in the certifications of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) required by Rule 13a-14 of the Exchange Act included in the 2020 Annual Report as Exhibits 31.1 and 31.2.

Management’s Evaluation of Disclosure Controls and Procedures

The CEO and CFO have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal year for which the 2020 Annual Report is filed. Based on that evaluation, the CEO and CFO have concluded that the disclosure controls and procedures were effective as of December 31, 2020 to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

Management, including our CEO (principal executive officer) and CFO (principal financial officer), believes the 2020 Financial Statements fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

Management’s Annual Report on Internal Control over Financial Reporting

Management, under the supervision of our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. This assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway

Commission in Internal Control-Integrated Framework (2013 framework). Based on this assessment, management determined that our internal control over financial reporting was effective as of December 31, 2020.

Our independent registered public accounting firm has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2020, which is included on page F-1 of the 2020 Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the fiscal quarter ended December 31, 2020 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

SCHEDULE D

MANAGEMENT’S DISCUSSION AND ANALYSIS OF EXTERRAN FOR THE THREE AND SIX MONTH

PERIOD ENDED JUNE 30, 2022

This Schedule D to “Appendix E – Information Concerning Exterran Corporation” has been prepared using selected extracts from Exterran’s Q2 Report on Form 10-Q for the quarterly period ended June 30, 2022 relating to the three and six months ended June 30, 2022 and 2021. The extracts included in this Schedule D were updated only in respect of the defined terms included in the below Glossary and certain section references, including the addition of certain section references to sections of this Management Information Circular and the removal of certain section references to documents of Exterran that are not incorporated by reference in this Management Information Circular. For the purposes of this Schedule D, references to “we”, “our”, “us” and “the Company” refer to Exterran.

GLOSSARY

“2021 Annual Report” means the annual report of Exterran for the fiscal year ended December 31, 2021 on Form 10-K.

“2021 Financial Statements” means the audited consolidated balance sheets, statements of operations, statements of comprehensive loss, statements of stockholders equity and statements of cash flows of Exterran for the years ended December 31, 2021 and December 31, 2020 together with the notes thereto and auditor’s report thereon.

“Q2 Financial Statements” means the unaudited consolidated balance sheets, statements of operations, statements of comprehensive loss, statements of stockholders equity and statements of cash flows of Exterran for the ended June 30, 2022 relating to the three months ended June 30, 2022 and 2021 together with the notes thereto.

“Q2 Report” means the interim report of Exterran for the quarterly period ended June 30, 2022 relating to the three and six months ended June 30, 2022 and 2021 on Form 10-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of Exterran’s Q2 Financial Statements with a narrative from the perspective of management. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Q2 Financial Statements attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule B and in conjunction with our 2021 Annual Report.

Disclosure Regarding Forward-Looking Statements

This extract from the Q2 Report contains “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in the Q2 Report are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, statements regarding our business growth strategy and projected costs; future financial position; the sufficiency of available cash flows to fund continuing operations; the expected amount of our capital expenditures; anticipated cost savings, future revenue, adjusted gross margin and other financial or operational measures related to our business and our primary business segments; the future value of our equipment; and plans and objectives of our management for our future operations. You can identify many of these statements by looking for words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “estimate,” “will continue” or similar words or the negative thereof. The forward-looking statements also include assumptions about our proposed Merger with Enerflex (as described in greater detail within the 2021 Annual Report and below).

Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of the Q2 Report. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to be correct. Known material factors that could cause our actual results to differ materially from the expectations reflected in these forward-looking statements include the risk factors described in our 2021 Annual Report, and those set forth from time to time in our filings with the Securities and Exchange Commission (“SEC”), which are available through our website at www.exterran.com and through the SEC’s website at www.sec.gov, as well as the following risks and uncertainties:

•

the potential impact of, and any potential developments related to, the proposed merger with Enerflex, including the risk that the conditions to the consummation of the Merger are not satisfied or waived, litigation challenging the Merger, the impact on our stock price, business, financial condition and results of operations if the Merger is not consummated, and the potential negative impact to our business and employee relationships due to the Merger;

•

conditions in the oil and natural gas industry, including a sustained imbalance in the level of supply or demand for oil or natural gas or a sustained low price of oil or natural gas, which could depress or reduce the demand or pricing for our natural gas compression and oil and natural gas production and processing equipment and services;

•	reduced profit margins or the loss of market share resulting from competition or the introduction of competing technologies by other companies;

•

economic or political conditions in the countries in which we do business, including civil developments such as uprisings, riots, terrorism, kidnappings, violence associated with drug cartels, legislative changes and the expropriation, confiscation or nationalization of property without fair compensation;

•

risks associated with natural disasters, pandemics and other public health crisis and other catastrophic events outside our control, including the impact of, and the response to, the ongoing COVID-19 pandemic;

•	changes in currency exchange rates, including the risk of currency devaluations by foreign governments, and restrictions on currency repatriation;

•	risks associated with cyber-based attacks or network security breaches;

•

changes in international trade relationships, including the imposition of trade restrictions or tariffs relating to any materials or products (such as aluminum and steel) used in the operation of our business;

•	risks associated with our operations, such as equipment defects, equipment malfunctions and environmental discharges;

•	the risk that counterparties will not perform their obligations under their contracts with us or other changes that could impact our ability to recover our fixed asset investment;

•	the financial condition of our customers;

•	our ability to timely and cost-effectively obtain components necessary to conduct our business;

•	employment and workforce factors, including our ability to hire, train and retain key employees;

•	our ability to implement our business and financial objectives, including:

○	winning profitable new business;

○	timely and cost-effective execution of projects;

○	enhancing or maintaining our asset utilization, particularly with respect to our fleet of compressors and other assets;

○	integrating acquired businesses;

○	generating sufficient cash to satisfy our operating needs, existing capital commitments and other contractual cash obligations, including our debt obligations; and

○	accessing the financial markets at an acceptable cost;

•	our ability to accurately estimate our costs and time required under our fixed price contracts;

•	liability related to the use of our products, solutions and services;

•	changes in governmental safety, health, environmental or other regulations, which could require us to make significant expenditures; and

•	risks associated with our level of indebtedness, inflation and our ability to fund our business.

All forward-looking statements included in this extract of the Q2 Report are based on information available to us on the date of the Q2 Report. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this Management Information Circular.

Recent Development

On January 24, 2022, we entered into an agreement and plan of merger with Enerflex US Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Enerflex Ltd., a Canadian corporation (“Enerflex”). For details regarding the merger, refer to Note 1, Description of Business and Basis of Presentation, to the Q2 Financial Statements attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule B.

General

Exterran Corporation (together with its subsidiaries, “Exterran Corporation,” the “Company,” “our,” “we” or “us”), a Delaware corporation formed in March 2015, is a global sustainable systems and process company offering solutions in the oil, gas, water and power markets. We are a leader in natural gas processing and treatment, produced water treatment and compression products, solutions and services, providing critical midstream infrastructure solutions to customers throughout the world while helping them reduce their flaring, emissions and fresh water usage. Our manufacturing facilities are located in the United States of America (“U.S.”), Singapore and the United Arab Emirates. Our compressor fleet has an available horsepower base of 908,866 hp, with 673,938 hp currently operating.

We provide our products, solutions and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators. We operate in three primary business lines: contract operations, aftermarket services and product sales. The nature and inherent interactions between and among our business lines provide us with opportunities to cross-sell and offer integrated product and service solutions to our customers.

In our contract operations business line, we provide processing, treating, compression and water treatment services through the operation of our natural gas and crude oil production and process equipment, natural gas compression equipment and water treatment equipment for our customers. In our aftermarket services business line, we sell parts and components and provide operations, maintenance, repair, overhaul, upgrade, startup and commissioning and reconfiguration services to customers who own their own oil and natural gas compression, production, processing, treating and related equipment. In our product sales business line, we design, engineer, manufacture, install and sell equipment used in the treating and processing of crude oil, natural gas and water as well as natural gas compression packages to our customers throughout the world and for use in our contract operations business line. We also offer our customers, on either a contract operations basis or a sale basis, the engineering, design, project management, procurement and construction services necessary to incorporate our products into production, processing and compression facilities, which we refer to as integrated projects.

We have continued to work toward our strategy to be a company that leverages our sustainable technology offering in treating natural gas and produced water to help our customers better utilize their natural resources while enhancing our operational excellence to provide complete systems and process solutions in energy and industrial applications. Over the past several years, we have made significant progress in this journey by taking actions to protect our core business, develop important organizational capabilities, commercialize new products, solutions and services and implement new processes to position Exterran for success. We have optimized our portfolio of products, solutions and services to better serve our global customers and help them improve their environmental impacts while providing a more attractive investment option for our investors.

Our chief operating decision maker manages business operations, evaluates performance and allocates resources based on the Company’s three primary business lines, which are also referred to as our segments. In order to more efficiently and effectively identify and serve our customer needs, we classify our worldwide operations into four geographic regions. The North America region is primarily comprised of our operations in the U.S. The Latin America region is primarily comprised of our operations in Argentina, Bolivia, Brazil and Mexico. The Middle East and Africa region is primarily comprised of our operations in Bahrain, Iraq, Oman, Nigeria and the United Arab Emirates. The Asia Pacific region is primarily comprised of our operations in China, Indonesia, Singapore and Thailand.

We refer to the condensed consolidated financial statements collectively as “financial statements,” and individually as “balance sheets,” “statements of operations,” “statements of comprehensive income (loss),” “statements of stockholders’ equity” and “statements of cash flows” herein.

Financial Results of Operations

Overview

Industry Conditions and Trends

Our business environment and corresponding operating results are affected by the level of energy industry spending for the exploration, development and production of oil and natural gas reserves along with spending within the midstream space. Spending by oil and natural gas exploration and production companies and midstream providers is dependent upon these companies’ forecasts regarding the expected future supply, demand and pricing of oil and natural gas products as well as their estimates of risk-adjusted costs to find, develop, produce, transport and treat these reserves. Although we believe our contract operations business is typically less impacted by short-term commodity prices than certain other energy products, solutions and service providers, changes in oil and natural gas exploration and production spending normally result in changes in demand for our products, solutions and services.

Beginning in 2019, there has been a shift in the industry that was exacerbated by the COVID-19 pandemic. The industry has seen a structural change in the behavior of exploration and production producers and midstream providers, predominately in the U.S., but internationally as well, to change their focus from growth to one emphasizing cash flow and returns. This has caused a significant reduction in their capital spending plans in order to drive incremental cash flow and has put constraints on the amount of new projects that customers sanction. In 2020 the COVID-19 pandemic created a demand shock to the system that further exacerbated the supply demand imbalance that was already taking place. As the global economy improved in 2021, commodity pricing improved due to increased demand and still constrained supplies as a result of the 2020 demand shock. In 2022, we are seeing increased interest in Exterran products and services, but the landscape is still volatile, due to the continued uncertainty around COVID-19 and its variants as well as geopolitical events that have and may continue to impact oil and gas prices.

Our Performance Trends and Outlook

Our revenue, earnings and financial position are affected by, among other things, market conditions that impact demand and pricing for natural gas compression, oil and natural gas production and processing and produced water treatment solutions along with our customers’ decisions to use our products, solutions and services, use our competitors’ products and services or own and operate the equipment themselves.

Aggregate booking activity levels for our product sales segment in North America and international markets during the six months ended June 30, 2022 were $341.7 million, which represents an increase of 7040% compared to the six months ended June 30, 2021. The increase in bookings was primarily driven by the increased interest in Exterran products and services as the global economy has started to see improvements post pandemic.

Historically, oil, natural gas and natural gas liquids prices and the level of drilling and exploration activity in North America have been volatile. The Henry Hub spot price for natural gas was $6.54 per MMBtu at June 30, 2022, which was 71% and 73% higher than the prices at December 31, 2021 and June 30, 2021, respectively, and the U.S. natural gas liquid composite price was $12.62 per MMBtu for the month of June 2022, which was 36% and 50% higher than the prices for the month of December 2021 and June 2021, respectively. In addition, the West Texas Intermediate crude oil spot price as of June 30, 2022 was 43% and 47% higher than the price at December 31, 2021 and at June 30, 2021, respectively. Increased demand for energy and increases in commodity prices have caused increased demand for our products recently. Booking activity levels for our product sales segment in North America during the six months ended June 30, 2022 were $62.2 million, up from $3.5 million in six months ended June 30, 2021.

Longer-term fundamentals in our international markets partially depend on international oil and gas infrastructure projects, many of which are based on the longer-term plans of our customers that can be driven by their local market demand and local pricing for natural gas. As a result, we believe our international customers make decisions based more on longer-term fundamentals that may be less tied to near term commodity prices than our North American customers. We believe the demand for our products, solutions and services in international markets will continue, and we expect to have opportunities to grow our international businesses. Booking activity levels for our product sales segment in international markets during the six months ended June 30, 2022 were $279.5 million, up from $1.3 million in the six months ended June 30, 2021.

The timing of customer orders and change in activity levels by our customers is difficult to predict given our customers longer-term decision making. As a result, our ability to project the anticipated activity level and timing of awards for our business, and particularly our product sales segment, is limited. We continue to monitor the global energy markets and industry capital spending levels, and will continue to control our expense levels as necessary to protect our profitability.

Our level of capital spending largely depends on the demand for our contract operations services and the equipment required to provide such services to our customers. Based on opportunities we anticipate in international markets, we expect to invest more capital in our contract operations business in 2022 than we did in 2021.

A decline in demand for oil and natural gas or prices for those commodities, or instability and rationalization of capital funding in the global energy markets could cause a reduction in demand for our products and services. We review long-lived assets, including property, plant and equipment and identifiable intangibles that are being amortized, for impairment whenever events or changes in circumstances, including the removal of compressor units from our active fleet, indicate that the carrying amount of an asset may not be recoverable.

Impact of COVID-19 on our Business

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption across most industries. Efforts to mitigate the spread of COVID-19 have also resulted in decreased energy demand and additional weakness in energy pricing in 2020. In 2021 energy demand and energy pricing improved as the world economies began to recover; demand for Exterran products began to show improvement in late 2021 and has continued during the first half of 2022.

The Company took proactive steps earlier in the first quarter of 2020 to enable and verify the ability to ensure the safety of our employees while still carrying on the majority of business functions. These steps included:

•	Establishing a daily global operating process to identify, monitor and discuss impacts to our business whether originating from governmental actions or as a direct result of employee illness;

•	Investing in additional IT capabilities to enable employees to work remotely;

•	Closing operations where and until assessments were completed to ensure we could operate in a safe manner; and

•	Reestablishing operations once safety mechanisms were in place. This included the acquisition of additional personal protective equipment and establishing screening and other workplace processes.

To date our actions in response to the pandemic and the primary impacts on our business are summarized below:

•

As most of our operations are considered essential by local government authorities, our service operations that are provided under long-term contracts have to a large extent continued to operate under substantially normal conditions;

•	We are following local governmental guidance for viral spread mitigation, including having many of our employees who would traditionally work in an office work from home;

•	We have put in place additional health and safety measures to protect our employees, customers and other parties who are working at our operating sites;

•

Although early in 2020 we recorded significant new product sales bookings, as 2020 and 2021 progressed, we saw decreased purchasing activity from our customers which we believe was due to both the work at home mitigation measures our customers are also taking and uncertainty in commodity prices. With the improvements in energy pricing and energy demand we have seen improved booking activity beginning in late 2021 and continuing during the first half of 2022;

•

Given travel restrictions and other mitigation efforts, certain of our employees were not able to travel to work assignments, therefore although we have taken additional steps to be able to continue to provide services required by our customers, some services were delayed until mitigation measures were eased;

•

While our operations have been impacted by lower product sales bookings in recent years, we have continued our cost reduction efforts which began prior to the current pandemic. We have continued our efforts to optimize our cost structure to align with the expected demand in our business including making work force reductions;

•

As many of our suppliers increased delivery times including as a result of disruptions, we are working with customers on revising expected due-dates for delivery, and have pushed out the timing of our recognition of revenue and adjusted gross margin on certain projects as a result of these and other delays caused by the pandemic; and

•

We have participated in certain COVID-19 tax incentive programs in certain jurisdictions in which we operate. These primarily allowed a delay in filing and/or paying of taxes for short periods of time. In the U.S., we filed a request for refund and received a $4.9 million Alternative Minimum Tax refund in 2020, which was earlier than originally scheduled due to the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). We have not participated in any government sponsored loan programs under the CARES Act.

We are unable to predict the impact that COVID-19 and the governmental and third party response to the COVID-19 pandemic and its variant strains will have on our long-term financial position and operating results due to numerous uncertainties. The long-term impact of the pandemic on our customers and the global economy will depend on various factors, including the scope, severity and duration of the pandemic. A prolonged economic downturn or recession resulting from the pandemic could adversely affect many of our customers which could, in turn, adversely impact our business, financial condition and results of operations. We will continue to assess the evolving impact of the COVID-19 pandemic; whether due to the spread of any variants of the virus or otherwise; and intend to make adjustments to its responses accordingly.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in accordance with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 1 to the 2021 Financial Statements attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. The Company’s critical accounting policies that are impacted by judgments, assumptions and estimates are described in Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2021 Annual Report an extract of which is attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule C. Since December 31, 2021, with exception to sales-type lease recognition, there have been no material changes in the Company’s accounting policies that are impacted by judgments, assumptions and estimates.

Operating Highlights

The following table summarizes our contract operations and product sales backlog (in thousands):

	June 30, 2022	December 31, 2021	June 30, 2021
Contract Operations Backlog:
Contract operations services	$ 1,518,934	$ 1,399,858	$ 1,186,943

	June 30, 2022	December 31, 2021	June 30, 2021
Product Sales Backlog:
Processing and treating equipment	449,557	289,718	374,173
Compression equipment(1)	39,145	4,036	5,800
Other product sales	23,133	22,616	30,817
Total product sales backlog	$ 511,835	$ 316,370	$ 410,790

(1)

Compression equipment includes sales to customers outside of the U.S. The compression fabrication business for sales to U.S. customers, that was previously included in our product sales segment, is now included in discontinued operations.

Summary of Results

As discussed in Note 3 to the Q2 Financial Statements attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule B, the results from continuing operations for all periods presented exclude the results of our Belleli EPC business and our U.S. compression fabrication business. Those results are reflected in discontinued operations for all periods presented.

Revenue.

Revenue during the three months ended June 30, 2022 and 2021 was $221.3 million and $146.2 million, respectively. The increase in revenue during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 was due to increases in revenue in all three segments. The increase in our contract operations segment was primarily due to sales-type lease recognition of contract operations contracts in Latin America and Middle East and Africa regions, partially offset by decreases in the Latin America and Middle East and Africa regions due to contract stops. The increase in aftermarket services revenue was primarily due to increases in revenue in the North America and Latin America regions related to part sales and overhaul services. The increase in our product sales segment was primarily due to increases in processing and treatment revenue as well as compression revenue.

Revenue during the six months ended June 30, 2022 and 2021 was $413.0 million and $282.4 million, respectively. The increase in revenue during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was due to increases in revenue in all three segments. The increase in our contract operations segment was primarily due sales-type lease recognition of contract operations contracts in Latin America and Middle East and Africa regions, partially offset by a decrease in revenue due to contract stops primarily in the Middle East and Africa region. The increase in our product sales segment was primarily due to increases in processing and treatment equipment revenue, partially offset by decreases in water solutions revenue. The increase in aftermarket services revenue was primarily due to an increase in revenue related to part sales in the North America region, partially offset by a decrease in part sales in the Asia Pacific region.

Net loss.

We generated a net loss of $7.7 million and $35.2 million during the three months ended June 30, 2022 and 2021, respectively. The decrease in net loss during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 was primarily due to decreases in depreciation and amortization expense and impairment expense and increases in adjusted gross margin for our contract operations and aftermarket services segment. This was partially offset by increases in, selling, general and administrative (“SG&A”) expense, other expenses and interest expense and decreases in adjusted gross margin for our product sales segments.

We generated a net loss of $37.3 million and $65.1 million during the six months ended June 30, 2022 and 2021, respectively. The decrease in net loss during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily due to decreases in depreciation and amortization expense and impairment expense and increases in adjusted gross margin for all three segments. This was partially offset by increases in SG&A expense, merger expenses and interest expense. Net loss during the six months ended June 30, 2022 included loss from discontinued operations, net of tax, of $0.1 million and net loss during the six months ended June 30, 2021 included loss from discontinued operations, net of tax, of $1.0 million due to our U.S. compression fabrication business activity.

EBITDA, as adjusted.

Our EBITDA, as adjusted, was $53.8 million and $35.1 million during the three months ended June 30, 2022 and 2021, respectively. EBITDA, as adjusted, during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 increased primarily due to an increase in adjusted gross margin for our contract operations and aftermarket segments, partially offset by an increase in SG&A expense and other expenses.

Our EBITDA, as adjusted, was $83.5 million and $68.2 million during the six months ended June 30, 2022 and 2021, respectively. EBITDA, as adjusted, during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 increased primarily due to increases in adjusted gross margin for all three segments, partially offset by an increase in SG&A expense.

EBITDA, as adjusted, is a non-GAAP financial measure. For a reconciliation of EBITDA, as adjusted, to net loss, its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “— Non-GAAP Financial Measures” included elsewhere in this extract of the Q2 Report. Also see “Non-U.S. GAAP Measures” in this Management Information Circular.

The Three Months Ended June 30, 2022 Compared to the Three Months Ended June 30, 2021

Contract Operations

(dollars in thousands)

	Three Months Ended June 30,
	2022	2021	Change	% Change
Revenue	$120,463	$87,498	$32,965	38%
Cost of sales (excluding depreciation and amortization expense)	37,938	27,764	10,174	37%

Adjusted gross margin	$82,525	$59,734	$22,791	38%
Adjusted gross margin percentage(1)	69%	68%	1%	1%

(1)	Defined as adjusted gross margin divided by revenue.

The increase in revenue during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 was primarily due to an increase of $36.4 million due to sales-type lease recognition of contract operations contracts in the Latin America and Middle East and Africa and an increase of $4.4 million due to a project in the Middle East and Africa region that was not operating in the prior year period. These revenue increases were partially offset by decreases of $5.6 million due to contract stops primarily in the Middle East and Africa and Latin America regions, a decrease of $1.4 million due to the impact of devaluation on the Argentine Peso during the current period and a decrease of $1.4 million due to deferred revenue recognition adjustment as a result of a contract extension in the Latin America region. Adjusted gross margin increased during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 primarily due to the revenue increases explained above, which were offset by cost of sales increases due to the book value of assets related to sales-type leases in the Latin America and Middle East and Africa regions and increases in labor costs and repairs and maintenance incurred in the Latin America region. Adjusted gross margin percentage during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 increased primarily due to sales-type lease recognition in the current period as explained above.

Aftermarket Services

(dollars in thousands)

	Three Months Ended June 30,
	2022	2021	Change	% Change
Revenue	$ 36,179	$ 29,401	$ 6,778	23%
Cost of sales (excluding depreciation and amortization expense)	27,204	23,422	3,782	16%

Adjusted gross margin	$ 8,975	$ 5,979	$ 2,996	50%
Adjusted gross margin percentage	25%	20%	5%	25%

The increase in revenue during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 was primarily due to an increase in part sales in the North America region and an increase in overhaul services in the Latin America region, partially offset by decreases in part sales in the Asia Pacific region. Adjusted gross margin and adjusted gross margin percentage during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 increased primarily due to the revenue increases explained above.

Product Sales

(dollars in thousands)

	Three Months Ended June 30,
	2022	2021	Change	% Change
Revenue	$ 64,626	$ 29,300	$ 35,326	121%
Cost of sales (excluding depreciation and amortization expense)	62,840	27,109	35,731	132%

Adjusted gross margin	$ 1,786	$ 2,191	$ (405)	(18)%
Adjusted gross margin percentage	3%	7%	(4)%	(57)%

The increases in revenue during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 was primarily due to increases of $33.9 million in processing and treating revenue and $4.5 million compression revenue mainly in the

Middle East and Africa due to further project progress and in the North America regions due to projects that were not operating in the prior period. This was partially offset by decreases of $3.2 million in other product sales revenue. Adjusted gross margin and adjusted gross margin percentage decreased during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 due to higher expenses on a specific project in the current period.

Costs and Expenses

(dollars in thousands)

	Three Months Ended June 30,
	2022	2021	Change	% Change
Selling, general and administrative	$38,125	$33,630	4,495	13%
Depreciation and amortization	36,877	45,709	(8,832)	(19)%
Impairment	—	7,959	(7,959)	(100)%
Merger expenses	1,045	—	1,045	—
Restructuring and other charges	(182)	(370)	188	(51)%
Interest expense	11,897	10,357	1,540	15%
Other (income) expense, net	2,295	(3,159)	5,454	(173)%

Selling, general and administrative

SG&A expense increased during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 primarily due to an estimated legal liability and increases in network related expenses recorded in the current year period. SG&A expense as a percentage of revenue was 17% and 23% during the three months ended June 30, 2022 and 2021, respectively.

Depreciation and amortization

Depreciation and amortization expense during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 decreased primarily due to the reversal of demobilization expense due to a contractual change in the Middle East and Africa region, assets fully depreciating in the Middle East and Africa and Latin America regions, and due to a change in contract terms in the Latin American region. In Middle East and Africa the reversal of the demobilization expense drove a decrease of approximately $4 million. The decrease due to assets fully depreciating in the Middle East and Africa and Latina America regions drove a decrease of $6.5 million. Changes in contract terms in the Latin America region drove a change of $1.4 million. This was partially offset by an increase of $3.4 million in depreciation for equipment on a contract operations project in the Middle East and Africa region that was not operating in the prior year.

Impairment

No impairment expense was recorded during the three months ended June 30, 2022. During the three months ended June 30, 2021, we determined that there was no visibility to continuing a contract with a customer in the Latin America region. This contract included installation costs, deferred start-up costs and demobilization costs that were previously capitalized where it is highly unlikely we will generate future cash flows. As a result, we recorded an $8.0 million asset impairment to reduce the book value of these assets to zero, which is its estimated fair value as of June 30, 2021.

Merger Expenses, Restructuring and other charges

The energy industry’s focus on capital discipline and improving returns has caused delays in the timing of new equipment orders. As a result, in the third quarter of 2019, we announced a cost reduction plan primarily focused on workforce reductions. During the three months ended June 30, 2022, we released an unused portion of previously expensed restructuring charges of $0.2 million and during the three months ended June 30, 2021, we released unused portion of these charges of $0.4 million.

In January 2022, Enerflex and Exterran announced a proposed merger to create an integrated global provider of energy infrastructure. As a result of this deal, we have incurred legal and other costs and will continue to incur such costs until the deal is finalized, which we expect to happen in the third quarter of 2022. We incurred merger expenses associated with these activities of $1.0 million for the three months ended June 30, 2022. These charges are reflected as merger expenses in our statements of operations and accrued liabilities on our balance sheets. We estimate the total merger expenses will be approximately $18 - 23 million and represents our best estimate based on the facts and circumstances known at this time.

Interest expense

The increase in interest expense during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 was primarily due to a higher average balance of long-term debt. During the three months ended June 30, 2022 and 2021, the average daily outstanding borrowings of long-term debt were $669.9 million and $586.8 million, respectively.

Other (income) expense, net

The change in other (income) expense, net, was primarily due to foreign currency losses of $7.2 million during the three months ended June 30, 2022 compared to foreign currency gains of $0.1 million during the three months ended June 30, 2021. Foreign currency losses included translation losses of $0.9 million and gains of $2.3 million during the three months ended June 30, 2022 and 2021, respectively, related to the currency remeasurement of our foreign subsidiaries’ non-functional currency denominated intercompany obligations. This was partially offset by an increase in interest income of $1.5 million in the current period.

Income Taxes

(dollars in thousands)

	Three Months Ended June 30,
	2022	2021	Change	% Change
Provision for (benefit from) income taxes	$ 11,379	$ 8,836	$ 2,543	29%
Effective tax rate	352.4%	(33.7)%	386.0%	(1146)%

Our effective tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn, or losses we incur, in those jurisdictions. It is also affected by discrete items that may occur in any given year but are not consistent from year to year. Our effective tax rate is also affected by valuation allowances recorded against loss carryforwards in the U.S. and certain other jurisdictions, foreign withholding taxes and changes in foreign currency exchange rates.

The following items had the most significant impact on the difference between our statutory U.S. federal income tax rate of 21% and our effective tax rate of 352.4% for the three months ended June 30, 2022: (i) a 220.9% positive impact resulting from foreign currency devaluations in Argentina, (ii) an (89)% negative impact resulting from foreign taxes in excess of the U.S. tax rate and other rate drivers, (iii) a 10.1% positive impact resulting from deemed inclusions in the U.S., (iv) a 63% positive impact resulting from unrecognized tax benefits and (v) an 88.8% positive impact resulting from an addition of valuation allowances against U.S. deferred tax assets.

Discontinued Operations

(dollars in thousands)

	Three Months Ended June 30,
	2022	2021	Change	% Change
Loss from discontinued operations, net of tax	$490	$(156)	$646	(414)%

Loss from discontinued operations, net of tax, includes our Belleli EPC business and our U.S. compression fabrication business.

Loss from discontinued operations, net of tax, during the three months ended June 30, 2022 compared to the three months ended June 30, 2021 was a $0.3 million decrease in loss for U.S. compression and a $0.9 million increase in income for Belleli EPC. For further details on our discontinued operations, see Note 3 to the Q2 Financial Statements attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule B.

The Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

Contract Operations

(dollars in thousands)

	Six Months Ended June 30,
	2022	2021	Change	% Change
Revenue	$204,264	$168,512	$35,752	21%
Cost of sales (excluding depreciation and amortization expense)	67,265	51,108	16,157	32%
Adjusted gross margin	136,999	117,404	19,595	17%
Adjusted gross margin percentage(1)	67%	70%	(3)%	(4)%

(1) Defined as adjusted gross margin divided by revenue.

The increase in revenue during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily due to $36.4 million in sales-type lease recognition of contract operations contracts in the Latin America and Middle East and Africa and $8.8 million attributed to a project in the Middle East and Africa region that was not operating in the prior period. These revenue increases were partially offset by a decrease of $10.5 million in contract stops, primarily in the Middle East and

Africa region. Adjusted gross margin increased during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 due to the revenue changes explained above, partially offset by cost of sales increases in labor costs incurred in the Latin America region, increases due to the derecognition of assets related to the sales-type leases in the Latin America and Middle East and Africa regions, and increases in operating expenditures. Adjusted gross margin percentage during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 decreased primarily due to an increase in cost of sales in the current year period as explained above, partially offset by increases in revenue noted above.

Aftermarket Services

(dollars in thousands)

	Six Months Ended June 30,
	2022	2021	Change	% Change
Revenue	$62,442	$54,521	$7,921	15%
Cost of sales (excluding depreciation and amortization expense)	47,025	43,434	3,591	8%
Adjusted gross margin	15,417	11,087	4,330	39%
Adjusted gross margin percentage	25%	20%	5%	25%

The increase in revenue during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily due to increases in part sales in the North America region and overhaul services in the Latin America region, partially offset by a decrease in part sales in the Asia Pacific and Middle East and Africa regions. Adjusted gross margin and adjusted gross margin percentage during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 increased primarily due to the revenue increases explained above.

Product Sales

(dollars in thousands)

	Six Months Ended June 30,
	2022	2021	Change	% Change
Revenue	$146,310	$59,330	$86,980	147%
Cost of sales (excluding depreciation and amortization expense)	133,155	52,682	80,473	153%
Adjusted gross margin	13,155	6,648	6,507	98%
Adjusted gross margin percentage	9%	11%	2%	(18)%

The increase in revenue during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily due to an increase of $91.5 million in processing and treating equipment revenue, partially offset by a decrease of $4.5 million in water solutions revenue. The increase in processing and treating equipment revenue was mainly due to the increase in revenue in the Middle East and Africa, North America, and Latin America regions in the current year period. The decrease in water solutions revenue was due to lower project activity in the Middle East and Africa region. Adjusted gross margin increased during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 due to revenue increases explained above. Adjusted gross margin percentage decreased during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 due to the higher process and treating equipment expenses for a project in the Middle East and Africa region during the current year period.

Costs and Expenses

(dollars in thousands)

	Six Months Ended June 30,
	2022	2021	Change	% Change
Selling, general and administrative	$80,005	$66,261	$13,744	21%
Depreciation and amortization	77,232	88,208	(10,976)	(12)%
Impairment	—	7,959	(7,959)	(100)%
Merger expenses	5,033	—	5,033	—
Restructuring and other charges	(182)	254	(436)	(172)%
Interest expense	22,946	20,321	2,625	13%
Other (income) expense, net	665	(98)	763	(779)%

Selling, general and administrative

SG&A expense increased during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 primarily due to increases in compensation, legal and network related expenses in the current year period, in addition to an estimated legal liability recorded in the second quarter of 2022. SG&A expense as a percentage of revenue was 19% and 23% during the six months ended June 30, 2022 and 2021, respectively.

Depreciation and amortization

Depreciation and amortization expense during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 decreased primarily due to the reversal of demobilization expense due to a contractual change in the Middle East and Africa region, assets fully depreciating in the Middle East and Africa and Latin America regions, and due to a change in contract terms in the Latin American region. In Middle East and Africa the reversal of the demobilization expense drove a decrease of approximately $3.8 million. The decrease due to assets fully depreciating in the Middle East and Africa and Latin America regions drove a decrease of $10.9 million, and in the Latin American Region changes in contract terms drove a change of approximately $2.6 million. This was partially offset by an increase of $6.8 million in depreciation for equipment on a contract operations project in the Middle East and Africa region that was not operating in the prior year.

Impairment

No impairment expense was recorded during the six months ended June 30, 2022. During the six months ended June 30, 2021, we determined that there was no visibility to continuing a contract with a customer in the Latin America region. This contract included installation costs, deferred start-up costs and demobilization costs that were previously capitalized where it is highly unlikely we will generate future cash flows. As a result, we recorded an $8.0 million asset impairment to reduce the book value of these assets to zero, which is its estimated fair value as of June 30, 2021.

Merger Expenses, Restructuring and other charges

The energy industry’s focus on capital discipline and improving returns has caused delays in the timing of new equipment orders. As a result, in the third quarter of 2019, we announced a cost reduction plan primarily focused on workforce reductions. During the six months ended June 30, 2021, we incurred restructuring and other charges of $0.3 million associated with these activities. We released an unused portion of previously expensed restructuring charges of $0.2 million during the six months ended June 30, 2022.

In January 2022, Enerflex and Exterran announced a proposed merger to create an integrated global provider of energy infrastructure. As a result of this deal, we have incurred legal and other costs and will continue to incur such costs until the deal is finalized, which we expect to happen in the third quarter of 2022. We incurred merger expenses associated with these activities of $5.0 million for the six months ended June 30, 2022. These charges are reflected as merger expenses in our statements of operations and accrued liabilities on our balance sheets. We estimate the total merger expenses will be approximately $18 - 23 million and represents our best estimate based on the facts and circumstances known at this time.

Interest expense

The increase in interest expense during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily due to a higher average balance of long-term debt. During the six months ended June 30, 2022 and 2021, the average daily outstanding borrowings of long-term debt were $637.5 million and $582.6 million, respectively.

Other (income) expense, net

The change in other expense, net, was primarily due to an increase of $2.8 million in interest income in the current year period. This is almost fully offset by foreign currency losses $9.1 million during the six months ended June 30, 2022 compared to foreign currency losses of $5.0 million during the six months ended June 30, 2021. Foreign currency losses and gains included translation gains of $1.4 million and $0.8 million during the six months ended June 30, 2022 and 2021, respectively, related to the currency remeasurement of our foreign subsidiaries’ non-functional currency denominated intercompany obligations.

Income Taxes

(dollars in thousands)

	Six Months Ended June 30,
	2022	2021	Change	% Change
Provision for income taxes	$ 17,148	$ 16,292	856	5%
Effective tax rate	(85.2)	(34.1)	(51.1)	150%

Our effective tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn, or losses we incur, in those jurisdictions. It is also affected by discrete items that may occur in any given year but are not consistent from year to year. Our effective tax rate is also affected by valuation allowances recorded against loss carryforwards in the U.S. and certain other jurisdictions, foreign withholding taxes and changes in foreign currency exchange rates.

The following items had the most significant impact on the difference between our statutory U.S. federal income tax rate of 21% and our effective tax rate of (85.2)% for the six months ended June 30, 2022: (i) a (47.8)% negative impact resulting from foreign currency devaluations in Argentina, (ii) a 10.5% positive impact resulting from foreign taxes in excess of the U.S. tax rate and other rate drivers, (iii) a (4.0)% negative impact resulting from deemed inclusions in the U.S., (iv) a (15.1)% negative impact resulting from unrecognized tax benefits and (v) a (36.7)% negative impact resulting from an addition of valuation allowances against U.S. deferred tax assets.

Discontinued Operations

(dollars in thousands)

	Six Months Ended June 30,
	2022	2021	Change	% Change
Loss from discontinued operations, net of tax	$ (29)	$ (1,029)	$ 1,000	(97)%

Loss from discontinued operations, net of tax, includes our Belleli EPC business and our U.S. compression fabrication business.

Loss from discontinued operations, net of tax, during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 decreased due to a $1.1 million decrease in loss from Belleli EPC. The decrease in loss in Belleli EPC was primarily driven by an income tax benefit recorded in the current year period. This was partially offset by the increase in loss in U.S. compression business, primarily driven by the decrease in activity for the business. For further details on our discontinued operations, see Note 3 to the Q2 Financial Statements attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule B.

Liquidity and Capital Resources

Our unrestricted cash balance was $57.1 million at June 30, 2022 compared to $56.3 million at December 31, 2021. Working capital decreased to $96.1 million at June 30, 2022 from $118.3 million at December 31, 2021. The decrease in working capital was primarily due to increases in contract liabilities, decreases in inventory and increases in accounts payable, partially offset by increases in accounts receivable, cash and current investment in sales-type lease. The decrease in contract liabilities was primarily driven by deferred revenue recognition of a contract operations project in the Latin America region. The decrease in inventory was primarily driven by the progression of product sales activity. The increase in accounts payable was driven by the increase in project activity in the Middle East and Africa, Latin America and North America regions. The increase in accounts receivables was due to the timing of collections. The increase in cash is explained below within the operating, investing and financing activities. The increase in current investment in sales-type leases is due to the recognition of sales type leases in the Middle East and Africa and Latin America regions.

Our cash flows from operating, investing and financing activities, as reflected in the statements of cash flows, are summarized in the following table (in thousands):

	Six Months Ended June 30,
	2022	2021
Net cash provided by (used in) continuing operations:
Operating activities	$ (36,980)	$ 11,023
Investing activities	(63,664)	(11,626)
Financing activities	109,627	11,475
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(558)	(136)
Discontinued operations	(1,361)	(7,993)

Net change in cash, cash equivalents and restricted cash	$ 7,064	$ 2,743

Operating Activities. The increase in net cash used in operating activities during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily attributable to changes in assets and liabilities. Asset and liability changes during the six months ended June 30, 2022 included an increase of $23.2 million in accounts receivable and notes, a decrease of $22.2 million in inventory, an increase of $35.5 million in current investment in sales-type leases, a decrease of $56.7 million in contract assets and contract liabilities, net, and a decrease of $10.6 million in accounts payable and accrued liabilities. Asset and liability changes during the six months ended June 30, 2021 included a decrease of $13.0 million in contract assets and contract liabilities, net, an increase of $5.5 million in accounts receivable and notes and an increase of $11.4 million in accounts payable and accrued liabilities.

Investing Activities. The increase in net cash used in investing activities during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily attributable to a $51.4 million increase in capital expenditures. The increase in capital expenditures was primarily driven by the timing of awards and growth in capital expenditures for new contract operations projects.

Financing Activities. The increase in net cash provided by financing activities during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily attributable to increases in net borrowings of $99.3 million on our long-term debt.

Discontinued Operations. The decrease in net cash used in discontinued operations during the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily attributable to working capital changes related to our U.S. compression fabrication business.

Capital Requirements. Our contract operations business is capital intensive, requiring significant investment to maintain and upgrade existing operations. Our capital spending is primarily dependent on the demand for our contract operations services and the availability of the type of equipment required for us to render those contract operations services to our customers. Our capital requirements have consisted primarily of, and we anticipate will continue to consist of, the following:

•

growth capital expenditures, which are made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue generating capabilities of existing or new assets, whether through construction, acquisition or modification; and

•	maintenance capital expenditures, which are made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets.

The majority of our growth capital expenditures are related to installation costs on contract operations services projects and acquisition costs of new compressor units and processing and treating equipment that we add to our contract operations fleet. In addition, growth capital expenditures can include the upgrading of major components on an existing compressor unit where the current configuration of the compressor unit is no longer in demand and the compressor unit is not likely to return to an operating status without the capital expenditures. These latter expenditures substantially modify the operating parameters of the compressor unit such that it can be used in applications for which it previously was not suited. Maintenance capital expenditures are related to major overhauls of significant components of a compressor unit, such as the engine, compressor and cooler, that return the components to a “like new” condition, but do not modify the applications for which the compressor unit was designed.

We generally invest funds necessary to manufacture contract operations fleet additions when our idle equipment cannot be reconfigured to economically fulfill a project’s requirements and the new equipment expenditure is expected to generate economic returns over its expected useful life that exceeds our targeted return on capital. We currently plan to spend approximately $195 million to $210 million in capital expenditures during 2022, including (1) approximately $175 million to $185 million on contract operations growth capital expenditures based on contracts currently in our backlog and (2) approximately $20 million to $25 million on equipment maintenance capital related to our contract operations business and other capital expenditures.

Historically, we have financed capital expenditures with a combination of net cash provided by operating and financing activities. Our ability to access the capital markets may be restricted at the time when we would like, or need, to do so, which could have an adverse impact on the cost and access to capital and our ability to maintain our operations and to grow. For example, COVID-19 disrupted the broader financial markets and the capital markets for energy service related companies continue to be impacted. If any of our lenders become unable to perform their obligations under the Amended Credit Agreement, our borrowing capacity under our revolving credit facility could be reduced. Inability to borrow additional amounts under our revolving credit facility could limit our ability to fund our future growth and operations. Based on current market conditions, we expect that net cash provided by operating activities and borrowings under our revolving credit facility will be sufficient to finance our operating expenditures, capital expenditures and other contractual cash obligations, including our debt obligations. However, if net cash provided by operating activities and borrowings under our revolving credit facility are not sufficient, we may seek additional debt or equity financing.

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and financial markets and created significant volatility and disruption across most industries. The broader implications of COVID-19 on our customers and our long-term future results of operations and overall financial condition remains uncertain.

Long-Term Debt. We and our wholly owned subsidiary, Exterran Energy Solutions, L.P. (“EESLP”), are parties to an amended and restated credit agreement (the “Amended Credit Agreement”) consisting of a $650.0 million revolving credit facility expiring in October 2023.

During the six months ended June 30, 2022 and 2021, the average daily borrowings of long-term debt were $637.5 million and $582.6 million, respectively. The weighted average annual interest rate on outstanding borrowings under our revolving credit facility at June 30, 2022 and 2021 was 4.3% and 3.1%, respectively. LIBOR and certain other “benchmarks” have been subject of national, international and other regulatory guidance and proposals for reform. In particular, on July 27, 2017, the United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. On March 5, 2021, the FCA announced that USD LIBOR will no longer be published after June 30, 2023. It is unclear whether, at that time, LIBOR will cease to exist or if new methods of calculating LIBOR will be established. Central banks and regulators in a number of major jurisdictions (for example, U.S., United Kingdom, European Union, Switzerland, and Japan) have convened working groups to find and implement the transition to suitable replacement benchmarks. The Alternative Reference Rates Committee, a steering committee consisting of large U.S. financial institutions convened by the U.S. Federal Reserve Board and the Federal Reserve Bank of New York, has recommended replacing LIBOR with the Secured Overnight Financing Rate (“SOFR”), an index supported by short-term Treasury repurchase agreements. We are continuing to evaluate and monitor financial and non-financial impacts and risks that may result when LIBOR rates are no longer published.

As of June 30, 2022, we had $52.4 million in outstanding letters of credit under our revolving credit facility, and taking into account guarantees through outstanding letters of credit, we had undrawn capacity of $261.6 million under our revolving credit facility. Our Amended Credit Agreement limits our Total Debt to EBITDA ratio (as defined in the Amended Credit Agreement) on the last day of the fiscal quarter to no greater than 4.50 to 1.0. As a result of this limitation, $146.3 million of the $261.6 million of undrawn capacity under our revolving credit facility was available for additional borrowings as of June 30, 2022.

We have agreements with financial institutions under which approximately $47.0 million of letters of credit or bank guarantees were outstanding as of June 30, 2022. These are put in place in certain situations to guarantee our performance obligations under contracts with counterparties.

The Amended Credit Agreement contains various covenants with which we, EESLP and our respective restricted subsidiaries must comply, including, but not limited to, limitations on the incurrence of indebtedness, investments, liens on assets, repurchasing equity, making distributions, transactions with affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. We are required to maintain, on a consolidated basis, a minimum interest coverage ratio (as defined in the Amended Credit Agreement) of 2.25 to 1.00; a maximum total leverage ratio (as defined in the Amended Credit Agreement) of 4.50 to 1.00; and a maximum senior secured leverage ratio (as defined in the Amended Credit Agreement) of 2.75 to 1.00. As of June 30, 2022, we maintained a 7.4 to 1.0 interest coverage ratio, a 3.7 to 1.0 total leverage ratio and a 1.8 to 1.0 senior secured leverage ratio. As of June 30, 2022, we were in compliance with all financial covenants under the Amended Credit Agreement.

In April 2017, our 100% owned subsidiaries EESLP and EES Finance Corp. issued the 8.125% senior unsecured notes due 2025 (the “2017 Notes”), which consisted of $375.0 million aggregate principal amount of the senior unsecured notes which have $350.0 million outstanding as of June 30, 2022. We guarantee the 2017 Notes on a senior unsecured basis. We may redeem the 2017 Notes at any time in cash, in whole or part, at certain redemption prices, including the applicable make-whole premium plus accrued and unpaid interest, if any, to the date of redemption.

We may from time to time seek to retire, extend or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such extensions, repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Unrestricted Cash. Of our $57.1 million unrestricted cash balance at June 30, 2022, $56.2 million was held by our non-U.S. subsidiaries. In the event of a distribution of earnings to the U.S. in the form of dividends, we may be subject to foreign withholding taxes. We do not believe that the cash held by our non-U.S. subsidiaries has an adverse impact on our liquidity because we expect that the cash we generate in the U.S., the available borrowing capacity under our revolving credit facility and the repayment of intercompany liabilities from our non-U.S. subsidiaries will be sufficient to fund the cash needs of our U.S. operations for the foreseeable future.

Share Repurchase Program. On February 20, 2019, our board of directors approved a share repurchase program under which the Company is authorized to purchase up to $100.0 million of its outstanding common stock through February 2022. Shares of common stock acquired through the repurchase program are held in treasury at cost. During the six months ended June 30, 2022 and 2021, we did not repurchase any shares under this program.

Dividends. We do not currently anticipate paying cash dividends on our common stock. We currently intend to retain our future earnings to support the growth and development of our business. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants, applicable law and other factors our board of directors deems relevant.

Supplemental Guarantor Financial Information

In April 2017, our 100% owned subsidiaries EESLP and EES Finance Corp. (together, the “Issuers”) issued the 2017 Notes, which consisted of $375.0 million aggregate principal amount senior unsecured notes which have $350.0 million outstanding as of June 30, 2022. The 2017 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by Exterran Corporation (“Parent”). The 2017 Notes and Parent’s guarantee are:

•	Senior unsecured obligations of each of the Issuers and the Parent, as applicable;

•	Equal in right of payment with all of the existing and future senior unsecured indebtedness and senior unsecured guarantees of each of the Issuers and the Parent, as applicable;

•	Senior in right of payment to all subordinated indebtedness and subordinated guarantees of each of the Issuers and the Parent, as applicable;

•

Effectively junior in right of payment to all existing and future secured indebtedness and secured guarantees of each of the Issuers and the Parent, as applicable, to the extent of the value of the assets securing such indebtedness or guarantees; and

•

Structurally junior in right of payment to all existing and future indebtedness, guarantees and other liabilities (including trade payables) and any preferred equity of each of the Parent’s subsidiaries (other than the Issuers) that are not guarantors of the 2017 Notes.

Parent’s guarantee will be automatically and unconditionally released and discharged upon (i) the merger of the Parent into the Issuers, (ii) a legal defeasance, covenant defeasance or satisfaction and discharge of the indenture governing the 2017 Notes or (iii) the liquidation or dissolution of the Parent, provided in each case no default or event of default has occurred and is continuing under the indenture governing the 2017 Notes.

Federal bankruptcy and state fraudulent transfer laws permit a court to void all or a portion of the obligations of the Parent pursuant to its guarantee, or to subordinate the Parent’s obligations under its guarantee to claims of the Parent’s other creditors, reducing or eliminating the ability to recover under the guarantee. Although laws differ among jurisdictions, in general, under applicable fraudulent transfer or conveyance laws, the guarantee could be voided as a fraudulent transfer or conveyance if (i) the guarantee was incurred with the intent of hindering, delaying or defrauding creditors or (ii) the Parent received less than reasonably equivalent value or fair consideration in return for incurring the guarantee and either (x) the Parent was insolvent or rendered insolvent by reason of the incurrence of the guarantee or subsequently became insolvent for other reasons, (y) the incurrence of the guarantee left the Parent with an unreasonably small amount of capital to carry on the business, or (z) the Parent intended to, or believed that it would, incur debts beyond its ability to pay such debts as they mature. A court would likely find that Parent did not receive reasonably equivalent value or fair consideration for its guarantee if it determined that the Parent did not substantially benefit directly or indirectly from the issuance of the 2017 Notes. If a court were to void a guarantee, noteholders would no longer have a claim against the Parent. In addition, the court might direct noteholders to repay any amounts that you already received from the Parent. Parent’s guarantee contains a provision intended to limit the Parent’s liability under the guarantee to the maximum amount that the Parent could incur without causing the incurrence of obligations under its guarantee to be deemed a fraudulent transfer. This provision may not be effective to protect the guarantee from being voided under fraudulent transfer law.

All consolidated subsidiaries of Exterran other than the Issuers are collectively referred to as the “Non-Guarantor Subsidiaries.” The 2017 Notes are structurally subordinated to any indebtedness and other liabilities (including trade payables) of any of the Non-Guarantor Subsidiaries. The Non-Guarantor Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the 2017 Notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Holders of the 2017 Notes will have no claim as a creditor against any Non-Guarantor Subsidiaries. In the event of bankruptcy, liquidation or reorganization of any of the Non-Guarantor Subsidiaries, such subsidiaries will pay current outstanding obligations to the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Parent or the Issuers. As a result, in the context of a bankruptcy, liquidation or reorganization, holders of the 2017 Notes would likely receive less, ratably, than holders of indebtedness and other liabilities (including trade payables of such entities).

The Parent and EESLP are also parties to our credit agreement, which covenants with which the Parent, EESLP and our respective restricted subsidiaries must comply, including, but not limited to, limitations on the incurrence of indebtedness, investments, liens on assets, repurchasing equity, making distributions, transactions with affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. These covenants may impact the ability of the Parent and EESLP to repay the 2017 Notes or amounts owing under Parent’s guarantee.

Summarized Financial Information (in thousands)

As a result of the Parent’s guarantee, we are presenting the following summarized financial information for the Issuers’ and Parent (collectively referred to as the “Obligated Group”) pursuant to Rule 13-01 of Regulation S-X, Guarantors and Issuers of Guaranteed Securities Registered or Being Registered. For purposes of the following summarized financial information, transactions between the Parent and the Issuers, presented on a combined basis, have been eliminated and information for the Non-Guarantor Subsidiaries have been excluded. Amounts due from or due to the Non-Guarantor Subsidiaries and other related parties, as applicable, have been separately presented within the summarized financial information.

June 30, 2022
Summarized Statement of Operations:
Revenues(1)	$ 113,490
Cost of sales(1)	83,916
Loss from continuing operations	(72,573)
Net loss	(73,338)

(1) Includes revenue and cost of sales for intercompany sales from the Obligated Group the Non-Guarantor Subsidiaries during the six months ended June 30, 2022.

	June 30, 2022	December 31, 2021
Summarized Balance Sheet:
ASSETS
Intercompany receivables due from non-guarantors	$ 281,907	$ 184,071
Total current assets	414,935	306,396
Total long-term assets	171,660	189,508
LIABILITIES AND STOCKHOLDERS’ EQUITY
Intercompany payables due to non-guarantors	$ 320,580	$ 337,898
Total current liabilities	448,204	422,162
Long-term liabilities	725,615	622,040

Non-GAAP Financial Measures

We define EBITDA, as adjusted, as net income (loss) excluding income (loss) from discontinued operations (net of tax), cumulative effect of accounting changes (net of tax), income taxes, interest expense (including debt extinguishment costs), depreciation and amortization expense, impairment charges, restructuring and other charges, non-cash gains or losses from foreign currency exchange rate changes recorded on intercompany obligations, expensed acquisition costs, gain on extinguishment of debt, and other items. We believe EBITDA, as adjusted, is an important measure of operating performance because it allows management, investors and others to evaluate and compare our core operating results from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), our subsidiaries’ capital structure (non-cash gains or losses from foreign currency exchange rate changes on intercompany obligations), tax consequences, impairment charges, restructuring and other charges, expensed acquisition costs, gain on extinguishment of debt, and other items. Management uses EBITDA, as adjusted, as a supplemental measure to review current period operating performance, comparability measures and performance measures for period to period comparisons. In addition, the compensation committee has used EBITDA, as adjusted, in evaluating the performance of the Company and management and in evaluating certain components of executive compensation, including performance-based annual incentive programs. Our EBITDA, as adjusted, may not be comparable to a similarly titled measure of another company because other entities may not calculate EBITDA in the same manner.

EBITDA, as adjusted, is not a measure of financial performance under GAAP, and should not be considered in isolation or as an alternative to net income (loss), cash flows from operating activities or any other measure determined in accordance with GAAP. Items excluded from EBITDA, as adjusted, are significant and necessary components to the operation of our business, and, therefore, EBITDA, as adjusted, should only be used as a supplemental measure of our operating performance.

The following table reconciles our net loss to EBITDA, as adjusted (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss	$(7,660)	$(35,214)	$(37,305)	$(65,087)
Loss from discontinued operations, net of tax	(490)	156	29	1,029
Depreciation and amortization	36,877	45,709	77,232	88,208
Impairment	—	7,959	—	7,959
Merger expenses	1,045	—	5,033	—
Restructuring and other charges	(182)	(370)	(182)	254
Interest expense	11,897	10,357	22,946	20,321
(Gain) loss on currency exchange rate remeasurement of intercompany balances	906	(2,321)	(1,432)	(810)
Provision for (benefit from) income taxes	11,379	8,836	17,148	16,292
EBITDA, as adjusted	3,772	35,112	83,469	68,166

SCHEDULE E

EXECUTIVE COMPENSATION SUMMARY EXTRACTED FROM EXTERRAN’S FORM 10-K/A DATED

APRIL 29, 2022

This Schedule E to “Appendix E – Information Concerning Exterran Corporation” has been prepared using selected extracts from Item 11 – Executive Compensation of the Form 10-K/A of Exterran for the year ended December 31, 2021. Please refer to “Glossary” below for a list of defined terms used in this Schedule E that are not defined in this Management Information Circular. The extracts included in this Schedule E were updated only in respect of the defined terms included in the below Glossary and certain section references, including the addition of certain section references to sections of this Management Information Circular and the removal of section references to certain documents of Exterran that are not incorporated by reference in this Management Information Circular. For the purposes of this Schedule E, references to “we”, “our”, “us” and “the Company” refer to Exterran.

GLOSSARY

“2021 Financial Statements” means the audited consolidated balance sheets, statements of operations, statements of comprehensive loss, statements of stockholders equity and statements of cash flows of Exterran for the years ended December 31, 2021 and December 31, 2020 together with the notes thereto and auditor’s report thereon.

ITEM 11. EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (“CD&A”) describes our executive compensation objectives, philosophy, practices and programs and explains the factors considered by the Human Capital & Compensation Committee (“Committee”) in making executive compensation decisions under those programs during 2021. This CD&A focuses on the compensation of our named executive officers (“NEOs”) for 2021 who are listed below.

Name	Title

Andrew J. Way	President, Chief Executive Officer and Director

David A. Barta	Senior Vice President, Chief Financial Officer and Chief Accounting Officer

Roger George	President Water Solutions

This CD&A should be read together with the compensation tables and related disclosures under “Executive Compensation Tables.”

The Decision-Making Process

The Committee’s Annual Process

Each year, the Committee follows an annual process for determining executive pay:

November - January

•	Reviews the Company’s business objectives, strategic priorities, enterprise risk and growth plan, and alignment with compensation philosophy for the following year

•	Reviews feedback from shareholders and governance firms

•	Reviews executive succession planning and leader development

February - March

•	Approves short-term incentive plan results for the prior year and calculates the Company performance factor

•	Establishes current year plan design, performance measures and ranges for short- and long-term incentive plans

•	Reviews and approves CEO financial, operational and strategic goals for the current year

•	Reviews executive performance and approves salary and short-term incentive compensation targets and long-term incentive grants for the current year

July - October

•	Reviews Company activities around diversity and inclusion

•	Reviews with the independent compensation consultant – peer group, executive pay (market and peer group), and emerging trends and risks, including retention risks

•	Considers input from our shareholders and results of advisory say-on-pay vote

•	Continued review of executive succession planning and leader development

Ongoing

•	Review Company performance under outstanding incentive plans

•	Monitors incentive plan estimates in comparison to actual and relative performance

•	Mentors and interacts with talent across the organization to develop and assess succession depth

Role of Management. Our CEO considers performance and makes recommendations to the Committee on salary adjustments, targets for short-term incentive compensation and long-term incentive compensation for each of our executive officers other than himself. Our CEO also considers and recommends corporate performance goals on which executives’ performance-based compensation will be based. The Committee considers these recommendations in addition to other factors and makes the final determinations regarding executive compensation.

Role of Independent Compensation Consultant. Effective October 2019, the Committee engaged Pearl Meyer & Partners, LLC (“Pearl Meyer”) as its independent executive compensation consultant. In 2021, Pearl Meyer provided the following services:

•	analysis and recommendations regarding the Company’s peer groups for setting 2021 and 2022 compensation

•	input and advice regarding incentive compensation plan design

•	review and assistance in establishing executive officer compensation packages

•	information related to trends, new rules and regulations that may impact executive and director compensation practices and administration

•	attendance at Committee meetings

The Committee reviewed the independence of Pearl Meyer, considering the independence factors specified in the corporate governance standards of the NYSE. Based on this assessment, the Committee determined that Pearl Meyer was independent from the Company’s management and free from any relationships that could raise any conflicts of interest or similar concerns.

Compensation Peer Group. The Committee, with the assistance of its independent compensation consultant, annually reviews the peer group for compensation comparisons and makes updates as needed to align with the established criteria and Company strategy. We evaluate potential peer companies based on a variety of factors including, but not limited to: peers of current peers, peers identified by ISS, feedback given in investor outreach, and companies with similar business characteristics, including a global footprint of similar size.

As disclosed in the Company’s 2021 proxy, in 2020 the Company, with the assistance of its independent compensation consultant, reviewed its current compensation peer group, and approved the following companies for its compensation peer group for determining 2021 compensation:

Chart Industries, Inc.	Helix Energy Solutions Group, Inc.	Shawcor Ltd.
CIRCOR International, Inc.	Newpark Resources, Inc.	SPX FLOW, Inc.
Enerflex Ltd.	Oceaneering International, Inc.	Team, Inc.
EnPro Industries, Inc.	Oil States International, Inc.	TriMas Corporation
Harsco Corporation	Select Energy Services, Inc.	Watts Water Technologies, Inc.

In 2021, the Company, with the assistance of its independent compensation consultant, reviewed the above peer group. Based upon this review, the Committee approved no changes to the above compensation peer group for benchmarking and determining 2022 compensation:

The primary industry for two of these companies is environmental and facilities services. Six companies are in the industrial machinery sector, and the remaining seven are in the oil and gas equipment and services sector.

In determining annual executive compensation, the Committee considers peer group data and information provided by the independent compensation consultant, in addition to published and private compensation survey data.

Compensation Governance Best Practices

Our compensation program adheres to a high standard of compensation governance including the following best practices.

What We Do
✓	Hold an annual say-on-pay advisory vote
✓	Grant 60% of our CEO’s (and 50% of our other NEO’s) long-term incentive compensation in the form of performance awards
✓	Hold executives accountable to shareholders through a recoupment (clawback) policy
✓	Require executives to hold equity compensation received from the Company until stock ownership guidelines are met
✓	Require a “double trigger” for change of control severance payments or equity acceleration
✓	Retain an independent compensation consultant
✓	Benchmark to peers of similar industry, size and business complexity
✓	Maintain a Committee composed entirely of independent directors
✓	Include Company-wide performance award measures to increase leadership alignment
✓	Regularly engage with shareholders regarding our executive compensation program

What We Don’t Do
x	No employment contracts with any of our NEOs
x	No hedging or pledging of, or speculative trading in, Exterran common stock
x	No 280G excise tax “gross-up” payments in the event of a change of control
x	No tax “gross ups” on any executive compensation other than relocation benefits available to all eligible employees
x	No compensation plans that encourage excessive risk-taking
x	No option repricing or cash buy-outs for underwater options without shareholder approval
x	No perquisites

What We Pay and Why

Executive Compensation Philosophy

Our compensation philosophy is guided by the following principles:

Goal-oriented pay-for-performance

Individual cash-based and equity-based incentive awards should be closely tied to the performance of the Company as a whole and reflect the individual performance of each NEO.

Align compensation with stakeholders’ interests

By linking the design of our executive compensation programs with Company strategic, financial and operational objectives, providing a significant portion of each executive’s direct compensation in the form of equity-based long-term incentives and requiring direct Company stock ownership by executives, the interests of senior management are aligned with the creation of value for the Company’s shareholders, employees, customers and communities where we operate. We regularly engage with our stakeholders and take into consideration their concerns when designing our compensation program. Actual realized pay was aligned with shareholder returns.

Competitive compensation

Executive pay programs play a significant role in attracting, motivating and retaining our executives and future leaders. Target compensation should be set to ensure that compensation levels are competitive with that being offered to individuals holding comparable positions at other companies with whom we compete for business and leadership talent.

Compensation

Elements At-A-Glance. Consistent with our philosophy and to support our objectives, our program includes a mix of fixed and variable compensation elements to provide alignment with both Company short- and long-term business and strategic goals and the Company’s shareholders. The Committee establishes the performance measures and performance ranges for the variable compensation elements. Individual realized compensation is based primarily on market-based compensation, Company performance and individual performance.

The Committee believes a compensation program weighted towards variable, at-risk compensation ensures executive officers’ goals are appropriately aligned with the Company’s business objectives, strategic priorities and the creation of long-term shareholder value. Target 2021 total compensation for our CEO and other NEOs is heavily weighted towards variable compensation.

Component	Objective	Link to Strategy and Performance
Base Salary	Provides a competitive level of cash income reflecting core job responsibilities, experience and contribution to the Company

•   Reviewed and set annually based on individual performance, competitive market levels and changes in responsibilities

•   Revised as necessary during the year to reflect significant market issues

•   Enables us to attract and retain qualified, high-caliber executives to lead and implement short-term business objectives

Short-term Incentive Cash Award	Motivates and rewards achieving financial and strategic goals	• Metrics and goals aligned with financial and strategic plan • May earn payout ranging from 0% to 200% of target based on Company and individual performance, if employed on payment date
Long-term Incentive Awards	Aligns NEO compensation with long-term performance objectives, strategy and shareholder value creation

•   Measures established to align with long-term strategic objectives

•   CEO receives a mix of 60% performance- based restricted stock units and 40% time-based restricted stock units; other NEOs have a 50%/50% mix

•   Restricted stock vests ratably over three years and performance awards cliff vest after two-year performance period

•   May earn payout ranging from 0% to 200% of target based on Company performance against measures, if employed on vest date

Compensation Mix. The Committee believes a compensation program weighted towards variable, at-risk compensation ensures executive officers’ goals are appropriately aligned with the Company’s business objectives, strategic priorities and the creation of long-term shareholder value. Target 2021 total compensation for our CEO and other NEOs is heavily weighted towards variable compensation.

2021 CEO Target Compensation Mix(1)

2021 Other NEOs Target Compensation Mix(1)(2)

Notes:

(1)	Includes:

(i)	2021 actual base salaries paid;

(ii)	Target annual incentive cash award amounts under the Company’s 2020 STI Plan; and

(iii)	Target grant date fair value of 2021 time-based restricted stock and performance-based restricted stock units.

(2)	The Other NEOs are Mr. Barta and Mr. George.

2021 Executive Compensation Decisions

Base Salary

The Committee determines the base salaries for our NEOs based upon compensation competitive data, performance considerations and advice from our independent compensation consultant. The Committee also considers internal pay equity but has not established a predetermined formula for this purpose.

Based on the CEO’s recommendations the Committee did not increase base salaries in 2021. The following table contains the historical, base salaries of our NEOs:

Executive Officer	2018 Base Salary	2019 Base Salary	2020 Annualized Base Salary(1)	2020 Base Salary Paid(2)	2021 Base Salary

Andrew J. Way	$825,000	$825,000	$825,000	$751,226	$825,000

David A. Barta	$450,000	$450,000	$450,000	$467,308	$450,000

Roger George	$420,000	$420,000	$420,000	$436,154	$420,000

Notes:

(1)	2020 annualized base salary is the NEO’s base salary approved to be paid during the calendar year.

(2)

2020 base salary paid is the actual salary paid. For Mr. Way, this amount reflects his voluntary decrease in base pay in July 2020 and the atypical 27 pay periods. For Mr. Barta and Mr. George, this amount reflects the actual base salary paid to them over the atypical 27 pay periods in 2020.

Annual Short-Term Incentive (“STI”) Program

For 2021, our NEOs were eligible to earn annual incentive awards under the Company’s annual STI program based upon the level of achievement across a set of Company-wide performance measures and the NEO’s individual performance.

2021 STI Target Amounts. Our performance-based incentives encourage our management team to pursue objectives consistent with the overall short-term goals and strategy the Board has approved for the Company. The Committee reviews individual STI targets annually using competitive data from our peer group and our independent compensation consultant’s insights into the marketplace. The Company’s STI pool can range from 0% to 150% of target based on Company performance, and NEOs may earn STI cash payouts ranging from 0% to 200% of their individual target opportunity based on Company performance and adjusted for individual performance. 2021 annual STI targets remain unchanged since 2018.

Executive Officer	2018 Cash Incentive Target (% of base salary)	2019 Cash Incentive Target (% of base salary)	2020 Cash Incentive Target (% of base salary)	2021 Cash Incentive Target (% of base salary)

Andrew J. Way	115%	115%	115%	115%

David A. Barta	75%	75%	75%	75%

Roger George	75%	75%	75%	75%

2021 STI Company Performance Measures. The Committee sets performance measures, weightings and targets at the beginning of each year and discusses performance quarterly. Generally, the target goals for financial and operational performance measures are based upon the Company’s approved business plan for the year and reflect performance improvements relative to the prior year outcomes. Goal thresholds reflect the minimum level of performance at which the Committee believes payout is warranted. Goal maximums are intended to provide stretch goals that challenge management to achieve exceptional performance. The Committee also reviews the effects on the annual incentive plan due to various risks and opportunities recognized at the time the plan is set, assuring plan targets that are determined reflect the appropriate balance of risks and opportunities and confirming targets are aligned with the expectations communicated to investors.

The Company strongly values its shareholders’ interests and considered the feedback it received during its 2019 and 2020 shareholder outreach efforts. In addition to the feedback, and after reviewing internal and external circumstances, and the advice and recommendations of our independent compensation consultant, the Committee made several changes to our 2021 STI program, including:

•	Decrease the weighting of EBITDA, As Adjusted, from 50% to 40%

•	Adding the measures of Bank Debt Leverage and Environmental, Social, and Governance (ESG)

•	Removing the measures of Strategic Business Transformation: selling the CFS business and building a scalable water business

The Committee considers Health, Safety, Security and the Environment (HSSE) to be a crucial focus of the Company in its ESG growth. To focus the Company, the Committee set forth 10 measures for HSSE. Similar to 2020, these measures included: (1) incident free days, (2) incident severity (improvement over prior year), (3) environmental impact (reportable incidents), (4) leadership site visits and internal audits, (5) ISO compliance audit, (6) near miss reporting (improvement over prior year), (7) behavior based safety observations (improvement over prior year), (8) environmental and sustainability awareness training, (9) incident reporting compliance, and (10) investigations compliance.

In response to shareholder feedback, and as outlined above, the Committee added ESG metrics to enhance the Company’s focus on specific goals, including goals to gather foundational data for additional reporting and quantifiable improvements in ESG metrics in the future. Specifically the Company added metrics around publishing a second Sustainability Report with improved quantitative measures; implementing programs to allow gathering and tracking of certain social and human capital related data for better tracking and analysis; and similarly evaluation of consistent solid waste categories and process to collect such data.

In this program, there are 15 independent measures in total. Of those, there are two measures within HSSE, and three within ESG, which are binary and payout 100% of target for achievement and 0% for non-achievement. The remaining 12 measures have a range of performance levels (below threshold, threshold, target, and maximum). For those measures with ranges, threshold performance will result in a payout of 50% of target. For the measures of EBITDA, As Adjusted, and Bank Debt Leverage, maximum performance will result in a payout of 156.2% of target. For the measures within HSSE, maximum performance will result in a payout of 162.5% of target.

The payout design is:

•	If the Company achieves maximum performance on all measures with ranges, and it achieves all binary measures, that total payout will be 150% of target

•	If the Company achieves threshold performance on all measures with ranges, and it achieves all binary measures, the total payout will be 56% of target

•	If the Company achieves threshold performance on all measures with ranges, and it does not achieve all binary measures, the total payout will be 44% of target

The Committee has adopted the following performance measures and weights for the 2021 STI program

STI Performance Measure	Weight	What It Is	Why We Use It
EBITDA, As Adjusted(1)	40%	Earnings before interest, taxes, depreciation and amortization; may exclude other unusual or non-recurring items	Encourages focus on operating profit and driving strong profitability; a key measure by which our shareholders measure performance
Bank Debt Leverage(2)	40%	Total Leverage Ratio - Total Indebtedness divided by EBITDA (all as defined in our Senior Secured Credit Agreement)	Maintain Company debt at prudent levels to ensure enough liquidity for operations and to fund new projects for future growth
HSSE	10%	Balanced scorecard of 10 metrics (trailing and leading indicators and compliance)	Encourages focus on people and the safety of their work environment
ESG (addition to HSSE)	10%

•   ESG – Publish second Sustainability Report with improved reporting (incorporating recognized, standard reporting guidelines into the report for more quantitative measures)

•   Social – Implement new recruiting and onboarding systems to allow for additional ESG data processes, tracking and infrastructure

•   Environmental – Evaluate solid waste categories across the Company and establish standardized reporting processes to collect waste data

			Encourages focus on sustainability; reflecting improvements made in global ESG tools, processes and infrastructure. Requested by shareholders

Notes:

(1)

EBITDA, As Adjusted is a non-GAAP financial measure that is defined, discussed further and reconciled to the nearest GAAP financial measure see “Non-U.S. GAAP Measures” in this Management Information Circular. Adjustments may be made by the Committee, in its discretion, for acquisitions or dispositions and unusual items or non-recurring items.

(2)	Calculated as bank covenant ratio as defined in the Company’s credit agreement: Total indebtedness divided by total EBITDA, including any “material project EBITDA adjustments.”

2021 STI Awards. The STI payout for our leadership team, including our NEOs, is calculated using the following formula. We strongly believe that focusing on corporate performance, rather than business unit or region performance reinforces our core value of collaboration and helps build an aligned and focused company.

Base Salary Earnings	X	Individual Target Percentage	X	Company Performance Factor	(+ / -)	Individual Performance Adjustment	=	Actual STI Payout

2021 STI Company Performance Goals and Results. The below chart describes the specific 2021 measures and Company performance results.

		Performance Range
STI Performance Measure	Weight	Threshold (50% Payout)	Target (100% Payout)	Maximum (150% Payout)	Performance Results	Achievement %(1)	Weighted Result
EBITDA, As Adjusted(1)	40%	$140MM	$150M	$160M	$146.6M	83%	33%
Bank Debt Leverage	40%	4.1	3.9	3.7	3.5	156%	63%
HSSE	10%	5	10	15	15	150%	15%
ESG (addition to HSSE)	10%	N/A	Yes/No (Binary)	N/A	Yes	100%	10%
Total Result							121%

Note:

(1)	As previously described in 2021 STI Company Performance Measures, the maximum payout scale for EBITDA and Bank Debt Leverage adjusts to 156.2% due to the ESG measure binary scale.

2021 STI Individual Performance Results. Individual performance adjustments (positive or negative) for our NEOs and officers are approved by the Committee after considering our CEO’s recommendations (other than for himself), contributions to the Company’s financial and operational success during the year, performance in his or her primary area of responsibility, and individual leadership as an executive team member. Jointly, the Committee use the same approach for determining the CEO’s individual adjustment.

2021 performance highlights for our NEOs include:

Mr. Way demonstrated leadership of the strategic direction of the Company, including:

•

Operational Excellence: Digitalization of culture and talent through Oracle implementation, strengthening cybersecurity, enhancing finance visibility throughout the Company, compliance around training and ESG policies, improvement within engineering and quality organizations

•

Company Transformation: Expansion of the Exterran Water Solutions (“EWS”), the Company’s water business line, footprint, standard process and systems within IT, improvement in commercial execution visibility, centralization of sourcing platform for supply chain, integrate SASB into reporting and begin screening for ESG funds, drive longer-term view of where customers are going for alignment with M&A strategy

•	Balance Sheet Protection: Delivery of key projects to target dates and under budget, improvement in account receivables balances and continue to drive liquidity enhancements

Mr. Barta led the finance, tax, treasury, information technology and investor relations functions, including:

•	Cybersecurity: Strengthening of threat detection capabilities, mitigate insider threats, improving responsible cyber behaviors and secure information / protect data loss

•

Finance: Enhancement of regional visibility & creation of processes to improve regions forecasting capabilities, transparency on global forecasting view; creation of commercial processes in the company and enough visibility on the execution side to be able to enhance margins; building a robust commercial processes to be able to be selective on bidding process understanding the value created; provision of visibility to be selective on price, returns and payment terms

•

Transition to Standard Processes and Systems: Standardization, integration and automation of ITO, OTR and functional processes and underlying platforms to efficiently manage and deliver customer orders & requirements throughout the lifecycle of engineering, manufacturing, commissioning and field services

•

Internal Audit & Controls: Continuation of expanded global control framework to emerging countries while maintaining high level of control compliance in areas with established control implementation; development of compliant, comprehensive and malleable risk-based integrated audit plan that drives proactive risk assurance with the ability to pivot along with shifts in the risk landscape

•

Enterprise Risk Management: Re-evaluation of impact and vulnerability of the Company’s enterprise risks as they relate to corporate strategy and goals; alignment of identified risks with operating mechanisms and track progress of mitigation initiatives

Mr. George led the development of EWS and execution of Company strategic and sustainability initiatives and new product development, including:

•	Commercial: Expand EWS commercial footprint and grow rapidly in marginal oil market segments

•	Technology: Establish EWS technology as the industry benchmark

•	Product development: Maintain technology leadership and accelerate EWS product development

•	Services: Capture EWS lifecycle and build services expertise in liquids

The Committee approved the following 2021 STI payouts based on Company STI performance results, as well as each executive’s individual foregoing performance achievements.

Executive Officer	2021 Base Salary	Target % Of Base Salary	Company Performance Factor(1)	Payout With Company Performance Factor	Individual Performance Adjustment	2021 STI Payout	Payout % Of Target	Payout % Of Base Salary

Andrew J. Way	$825,000	115%	100.00%	$948,750	$0	$948,750	100%	115%

David A. Barta	$450,000	75%	100.00%	$337,500	$0	$337,500	100%	75%

Roger George	$420,000	75%	100.00%	$315,000	$0	$315,000	100%	75%

Note:

(1)	While the Company performance factor was 121%, CEO requested and the Committee approved a Company Performance Factor of 100%.

Based on the recommendation from Management and discussion with the Board, the Committee used its discretion to fund the STI and Company Performance Factor at 100% to account for all the various strategic, operational and financial factors of the business.

Long-Term Incentive (“LTI”) Equity-Based Program

Our LTI program is designed to motivate our global senior leaders to execute their responsibilities in accordance with the Company’s core values, business objectives and strategy, and align to leaders’ interests with creating long-term value for shareholders. Long-term incentives also assist in retaining our executive team.

The program is designed such that officers have a significant portion of their 2021 LTI award at risk as shown below:

CEO LTI Award Mix

NEOs LTI Award Mix

Our 2021 LTI Program. Consistent with the design of our prior performance-based LTI program, the Committee determined to:

•	Maintain a mix of performance-based equity of at least 50% (60% for our CEO)

•	Maintain a two-year performance period for performance-based awards, with a 0% to 200% performance payout range against each NEO’s performance-based LTI target value

•	Introduce a Relative Total Shareholder Return (“RTSR”) measure in order to respond to shareholder feedback

•

Grant performance-based restricted stock units at the beginning of the performance period, and determine actual payouts upon the Committee’s evaluation of Company performance against the pre-determined performance measures

•	Pay actual awards earned in cash to prevent dilution

2021 LTI Awards. The table below shows the target annual LTI award values granted for fiscal 2021 for each of the NEOs: Award amounts were determined based on the closing price of our common stock on the date of grant on March 4th, 2021 which was $4.84:

Executive Officer	Time-Based Restricted Stock Units ($)	Performance-Based Units ($)	Long-Term Awards Total ($)

Andrew J. Way	$1,560,005	$2,340,004	$3,900,009

David A. Barta	$425,000	$425,000	$850,001

Roger George	$325,001	$325,001	$650,002

Target LTI award opportunities have not been increased from 2018 levels.

Timing of Long-Term Equity-Based Incentive Awards. Annual grants of equity awards are typically determined in Committee meetings held during the first quarter of each year. The Committee approved the annual 2021 equity-based grants on March 4, 2021 and units were determined using the closing price of the Company’s common stock on the NYSE at close of business the same day. This date was after the release of earnings information for the prior fiscal year. The Committee does not orchestrate the timing of equity grants to affect the value of compensation either positively or negatively. Executive officers do not play a role in the selection of grant dates.

2021 Time-Based Restricted Stock Units. The restricted stock unit awards granted vest in three substantially equal installments on the anniversary of the grant date, subject to continuous employment. The final payout amount is equal to the number of units vesting multiplied by the closing stock price on the date of vesting and will be settled in cash. Additional information regarding these awards, including treatment under certain terminations of employment or the occurrence of a change of control is provided below in “Potential Payments Upon Termination or Change of Control” and “2021 Grants of Plan-Based Awards.”

2021 Performance-Based Restricted Stock Units. The performance stock units have a performance period of two years, and they vest on March 4, 2023, subject to performance achieved. 75% of this award is tied to the Company’s stock price and will be cash-settled. The final payout amount is equal to the target number of performance units, adjusted for performance, multiplied by the stock price on the date of vesting.

For 2021, in response to shareholder feedback, the Committee modified the performance measures for performance-based units to further align with the Company’s strategy and creation of long-term shareholder value. Specifically the Committee decreased the weighting of EBITDA % Rate from 50% to 25% and added the measure of RTSR. The RTSR measure is not tied to the stock price at vest, but rather Company performance against pre-established performance peers (listed below) using a payout scale; 55th percentile performance is required to earn a target payout.

Consistent with prior years, each metric is independent and has a payout of 0% for below threshold, 50% at threshold, 100% at target, and 200% at maximum performance. Any earned units will be cash-settled to prevent dilution. The RTSR final payout amount is equal to the target number of performance units, adjusted for performance, multiplied by the stock price on the date of grant.

LTI Performance Measure	Weight	What It Is	Why We Use It	Tied to Stock Price	Settlement

Backlog Return on Assets(1)	50%	Adjusted Gross Margin backlog divided by (Property Plant & Equipment plus Inventory)	Ensures improved value creation through returns on revenue generating assets and increased contracted revenue backlog	Yes	Cash

EBITDA Percentage Rate(2)	25%	EBITDA, As Adjusted, divided by Total Revenue	Encourages growth in strategic business areas; increases focus on profitability, quality of revenue and cost controls	Yes	Cash

Relative Total Shareholder Return (“RTSR”)	25%

Twenty trading day average of dividend adjusted closing prices ending December 31, 2022 minus twenty trading day average of dividend adjusted closing prices ending December 31, 2020

Divided By

Twenty trading day average of dividend adjusted closing prices ending December 31, 2020

Company results are ranked against companies in the Performance Peer Group (listed below), 55th percentile performance required for target payout

			Allows for meaningful comparisons of our performance relative to other companies in our industry. Requested by shareholders	No	Cash

Notes:

(1)	Backlog Return on Assets is a non-GAAP financial measure defined as Adjusted Gross Margin divided by Property, Plant and Equipment plus Inventory.

(2)

EBITDA Percentage Rate is defined as EBITDA, As Adjusted divided by total revenue. EBITDA, As Adjusted is a non-GAAP financial measure that is defined, discussed further and reconciled to the nearest GAAP financial measure at “Non-U.S. GAAP Measures” in this Management Information Circular.

The maximum possible Company performance is 200% of target. NEOs may earn an individual payout ranging from 0% to 200% of their target opportunity, based on the Company’s performance against these measures.

Performance Peer Group. The Company, with the assistance of its independent compensation consultant, established a performance peer group (“Performance Peer Group”) for the Company for purposes of measuring the Company’s 2021 LTI RTSR metric. In building this Performance Peer Group, the primary factor was similarity of industry. Unlike the peer group used for compensation, there were no restrictions on the size of companies. This Performance Peer Group is comprised of the following companies:

CIRCOR International, Inc.	Matrix Service Company	RPC, Inc.

Dril-Quip, Inc.	Newpark Resources, Inc.	Select Energy Services, Inc.

Enerflex Ltd.	NexTier Oilfield Solutions, Inc.	Shawcor Ltd.

Frank’s International N.V.	Oceaneering International, Inc.	NOW Inc.

Helix Energy Solutions Group, Inc.	Oil States International, Inc.	Watts Water Technologies, Inc.

Frank’s International N.V. and Expro merged on October 4, 2021. The Committee’s will exclude Frank’s International N.V. from the performance peer group as Expro was outside of the performance peer group.

The following table will be utilized for the RTSR portion of the 2021 LTI grants based on the Company’s performance versus the performance peer group:

Percentile Performance	Payout Scale

90th %ile	200%
55th %ile	100%
30th %ile	50%
15th %ile	25%
Below 15th %ile	0%

Determination of Payout of 2020 Performance-Based Units. The performance-based units granted in March 2020 were subject to continuous service and the achievement of performance measures. NEOs were entitled to receive a payout of 0% to 200% of target, dependent on the Company’s performance against the specified performance measures.

Performance Measure	Weight	What It Is	Why We Use It

EBITDA Percentage Rate(1)	50%	EBITDA Percentage Rate is EBITDA, As Adjusted, divided by total revenue	Encourages growth in strategic business areas; increases focus on profitability, quality of revenue and cost controls.

Backlog Return on Assets (2)	50%	Adjusted Gross Margin backlog divided by (Property Plant & Equipment plus Inventory)	Ensures improved value creation through returns on revenue generating assets and increased contracted revenue backlog

		Performance Range

2020 LTI Performance Measure	Weight	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Performance Results	Achievement %

EBITDA Percentage Rate(1)	50%	0.87	0.87	0.97	1.48	200%

Backlog Return on Assets(2)	50%	18%	20%	21%	23%	200%

Total Result

Notes:

(1)

EBITDA Percentage Rate is defined as EBITDA, As Adjusted divided by total revenue. EBITDA, As Adjusted is a non-GAAP financial measure that is defined, discussed further and reconciled to the nearest GAAP financial measure at “Non-U.S. GAAP Measures” in this Management Information Circular.

(2)	Backlog Return on Assets is a non-GAAP financial measure defined as Adjusted Gross Margin divided by Property, Plant and Equipment plus Inventory

All performance units payout in cash.

Payout of 2020 Performance Awards
Executive	Target Value at Grant (Stock Price $7.27)	Number of Target Units	Performance Multiple	Number of Units Awarded (Adjusted For Performance)	Stock Price At Vest	Value At Vesting	Value At Vesting (% of Target)	Value At Vesting vs Target

Andrew J. Way	$2,340,002	321,871	200%	643,742	$6.23	$4,010,513	171%	$1,670,511

David A. Barta	$425,004	58,460	200%	116,920	$6.23	$728,412	171%	$303,407

Roger George	$325,005	44,705	200%	89,410	$6.23	$557,024	171%	$232,019

Changes for 2022

Base Salary. The Committee made no changes to NEO base salaries for 2022.

Annual STI Program. The Committee did not adjust STI targets for NEOs in 2022. Actual payouts will be determined upon the Committee’s discretion at the time of payout.

2022 LTI Program. Given the need to retain our executive talent through 2022, in light of the proposed Merger and the impracticality of determining performance metrics following a potential mid-year Merger, the Committee adopted the use of 100% time-based restricted stock units in 2022 based on the following detail:

2022 Time-Based Restricted Stock Units. The restricted stock unit awards granted vest in three substantially equal installments on the anniversary of the grant date, subject to continuous employment. The final payout amount is equal to the number of units vesting multiplied by the closing stock price on the date of vesting and will be settled in cash. Additional information regarding these awards, including treatment under certain terminations of employment or the occurrence of a change of control is provided below in “Potential Payments Upon Termination or Change of Control.”

Executive Officer	Time-Based Restricted Stock Units ($)

Andrew J. Way	$3,900,009

David A. Barta	$850,001

Roger George	$650,002

Compensation Policies and Practices

Stock Ownership Guidelines

The Committee believes that meaningful stock ownership by our senior executives is important in aligning management’s interest with the interests of our shareholders. As described below, our executives are required to maintain consistent stock ownership in the Company based upon a multiple of the executive’s base salary in effect at the time the executive became an NEO.

Position	Ownership Requirement

President, Chief Executive Officer and Director	Six times base salary

Chief Financial Officer and Chief Operating Officer	Three times base salary

Other Named Executive Officer	Two times base salary

Executives have up to five years to meet the stock ownership guidelines. As of year-end 2021, the CEO and CFO have met their respective stock ownership requirements. Mr. George did not meet his respective stock ownership requirement. As a result of not meeting the guideline, Mr. George is not able to sell any shares until the minimum stock ownership requirement level is achieved.

Clawback Policy

Our Board adopted a clawback policy effective January 1, 2019, which provides for the forfeit and/or return to Exterran of incentive-based compensation or bonus, if the consolidated financial statements of Exterran are restated due to the Company’s material noncompliance with any financial reporting requirement under federal securities laws. In such event, if the Committee determines, in its discretion, that any current or former NEO or other employee has engaged in fraud or intentional misconduct which caused or contributed to the need for such restatement, the Committee may require that such NEO or employee forfeit and/or return to Exterran all or a portion of any bonus, award or grant of cash or equity received under any of the Company’s incentive-based compensation or bonus plans after the date of policy adoption and during the three year period preceding the date on which the Company announces that it will prepare an accounting restatement.

The recovery or cancellation of incentive-based compensation under the policy will be limited to the portion that the executive officer or employee would not have received if the consolidated financial statements had been as presented in the restatement. The clawback policy does not limit the ability of Exterran from taking any other action to enforce the executive officer’s or employee’s obligations to the Company.

Trading Controls and Anti-Pledging and Anti-Hedging Policies

We prohibit our directors and executives from buying, selling, or writing puts, calls or other options related to Company stock. We also prohibit executives from holding Company stock in a margin account, hedging Company stock, or pledging Company stock.

Executive Offer Letters

We do not provide employment contracts to any of our NEOs. We provide offer letters to each of our NEOs at the time of initial employment. Each letter provides the initial annual base salary and initial short-term and long-term incentive targets the NEO is eligible to receive. The base salary and incentive targets are subject to annual review, with future salary levels and incentive target levels subject to the discretion of the Committee. In addition, offer letters may include provisions for one-time compensation actions related to the initial employment of the executive. All letters provide that the applicable executive is subject to clawback and recoupment requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) and clawback and recoupment policies that the Company may adopt from time to time. Each executive is also eligible to participate in all employee benefit plans maintained by the Company for the benefit of its employees generally. All offer letters also provide that employment with the Company is “at-will” and not for any specified time, and may be terminated with or without cause at any time by the Company or the executive.

Other Compensation and Benefit Arrangements

In addition to the elements of total direct compensation described above, our executive compensation program includes other compensation and benefits that are designed primarily to attract, motivate and retain executives critical to our long-term success and to provide an overall competitive compensation structure, as follows:

Element	Description and Purpose

Change of Control Severance and Non-Change of Control Severance

•  Agreements with certain senior executives intended to provide financial security and an industry-competitive compensation package. This additional security helps ensure our senior executives remain focused on our performance and the continued creation of shareholder value throughout any change of control transaction rather than on the potential uncertainties associated with their own employment.

•  Agreements are “double trigger” that generally provide certain cash payments and accelerated vesting on stock granted to the executive only if their employment is terminated during or within 18 months following a change of control, or in the case of a non-change of control, a pro rata acceleration if termination of employment by the Company not for cause. A description of our agreements in effect during 2021 is provided in the “Executive Compensation Tables - Potential Payments upon a Change of Control or Termination.”

401(k) Plan

•  All U.S. employees of the Company are eligible to participate in and receive up to a 4% Company matching contribution up to the limits established by the Internal Revenue Service, which is intended to provide financial security upon retirement.

Non-Qualified Deferred Compensation Plan

•  All U.S. executives are eligible to be designated as participants in our Non-Qualified Deferred Compensation Plan, which is intended to provide competitive retirement planning benefits to attract and retain skilled management.

•  The Non-Qualified Deferred Compensation Plan allows an eligible participant to defer up to 90% of his or her salary, commission and bonus on an annual basis.

Element	Description and Purpose

Health and Wellness Plans

•  NEOs are eligible for available health and wellness benefits, including medical, dental, vision, life and disability insurance on the same basis as our other U.S. employees.

•  Our health and wellness plans are intended to provide a competitive, broad-based benefit structure and promote the wellness of our executives and other employees.

Perquisites	• We do not provide perquisites to our NEOs.

Tax and Accounting Considerations

Section 280G of the Code. Section 280G of the Code disallows a tax deduction for excess parachute payments to certain executives of companies that undergo a change of control. In addition, Section 4999 of the Code imposes a 20% excise tax on the individual with respect to the excess parachute payment. Parachute payments are compensation linked to or triggered by a change of control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Code based on the executive’s prior compensation. It is our policy not to provide any executives with a gross-up payment to make up for these taxes, if any.

Section 409A of the Code. Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and directors to accelerated income tax liabilities, substantial additional taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our respective compensation and benefit plans and arrangements for all of our employees and directors, including our NEOs, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code.

Accounting for Stock-Based Compensation. We have followed ASC 718 to account for stock-based compensation awards. ASC 718 requires companies to calculate the grant date “fair value” of their stock-based awards using a variety of assumptions. ASC 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. We expect that we will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Executive Compensation Tables

2021 Summary Compensation Table

The following table sets forth information with respect to the compensation of our NEOs for the years ended December 31, 2021, 2020, and 2019.

Name	Position	Year	Base Salary(1)	Bonus	Stock Awards (2)	Non-Equity Incentive Plan (3)	All Other Compensation (4)	Total
Andrew J. Way	President, Chief Executive Officer and Director	2021	$825,000	—	$3,900,009	$948,750	$11,600	$5,685,359
		2020	$751,226	—	$3,900,006	$714,750	$11,400	$5,376,931
		2019	$825,000	—	$3,900,000	$851,500	$11,200	$5,587,700
David A. Barta	Senior Vice President, Chief Financial Officer and Chief Accounting Officer	2021	$450,000	—	$850,001	$337,500	$11,600	$1,649,101
		2020	$467,308	—	$850,008	$203,279	$11,400	$1,531,995
		2019	$450,000	—	$850,000	$291,500	$11,200	$1,602,700
Roger George	President Water Solutions	2021	$420,000	—	$650,002	$315,000	$11,600	$1,396,602
		2020	$436,154	—	$650,010	$189,727	$11,400	$1,287,291
		2019	$420,000	—	$650,000	$261,000	$11,200	$1,342,200

Notes:

(1)

In 2020, Base Salary is the actual base salary paid to each executive in 2020. In 2020, the Company atypically had 27 pay periods rather than the normal 26. Mr. Way took a voluntary 25% decrease in base salary in July 2020. Messrs. Barta and George did not receive increases to base salary from 2019 to 2020. In 2021 and 2019, there were a typical number of 26 pay periods.

(2)

Amounts in this column represent the grant date fair value of (a) restricted units of Exterran’s common stock (which are set forth in the table above) and (b) 2021 performance-based units at target. With maximum performance, these awards will payout two times (2X) the target number of units. The maximum value of these performance-based awards depends on the Company’s performance multiple and the price of the Company’s stock at vesting. The grant date fair value of all awards shown above was calculated in accordance with ASC 718. For further discussion on the fair value of our awards, see Note 18 to the 2021 Financial Statements attached to this “Appendix E – Information Concerning Exterran Corporation” as Schedule A. Both time-based and performance-based units will payout in cash.

(3)	Amounts in this column represent the STI bonus paid to each executive in March of one year for performance in the prior year.

(4)	The amounts in this column represent matching contributions made by the Company under the Company’s 401(k) Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information about our NEOs’ outstanding equity awards at December 31, 2021. None of our NEOs hold any stock options. See also “Potential Payments upon Termination or Change of Control” regarding the treatment of these awards upon certain terminations of employment or the occurrence of a change of control.

Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested ($)(2)
Andrew J. Way	495,939	$1,477,898	805,343	$2,624,737
David A. Barta	135,112	$402,664	146,270	$476,717
Roger George	103,321	$307,897	111,854	$364,549

Notes:

(1)	Includes time-based shares and units that were granted in, 2019, 2020, and 2021. Awards granted in 2020, and 2021, will be delivered in cash.

(2)

Calculated as the number of shares or units that have not vested multiplied by the closing price of the Company’s stock on December 31, 2021 ($2.98) for RTSR Performance Award a $4.84 fixed share price was used.

(3)	Includes target number of performance-based units that were granted in 2020 and 2021. These awards will be delivered in cash.

The following table contains details of our NEOs’ outstanding unvested equity awards at December 31, 2021.

		Time-Based Awards		Performance-Based Awards
Name	Grant Date	Number of Unvested Shares or Units	Market Value as of December 31, 2021	Number of Unvested Shares or Units	Market Value as of December 31, 2021
Andrew J. Way	3/4/2019	30,570	$91,099
Andrew J. Way	3/4/2020	143,054	$426,301	321,871	$959,176
Andrew J. Way	3/4/2021	322,315	$960,499	483,472	$1,665,561
David A. Barta	3/4/2019	8,329	$24,820
David A. Barta	3/4/2020	38,973	$116,140	58,460	$174,211
David A. Barta	3/4/2021	87,810	$261,674	87,810	$302,506
Roger George	3/4/2019	6,369	$18,980
Roger George	3/4/2020	29,803	$88,813	44,705	$133,221
Roger George	3/4/2021	67,149	$200,104	67,149	$231,328

Potential Payments Upon Termination or Change of Control

This section describes the potential payments or benefits upon termination, change of control or other post-employment scenarios for each of our NEOs. The following description of the benefits upon termination, change of control or other post-employment scenarios for each of our NEOs is only a general description of their existing arrangements. For a description of the specific arrangements negotiated in connection with the proposed merger (the “Merger”) between the Company and Enerflex US Holdings Inc., a Delaware corporation and wholly-owned subsidiary of Enerflex Ltd., see the Preliminary Proxy Statement/Prospectus on Form F-4 filed by Enerflex Ltd. with the SEC on March 18, 2022.

Change of Control Severance Agreements. None of our NEOs have employment contracts and all of our NEOs are employed at will.

On February 26, 2020, the Company amended and restated its change of control agreements with each of its executive officers. These amendments were intended to harmonize the agreements in line with recent market and Company practices.

Item	CEO	NEOs(1)

Term of agreement	• One (1) year with automatic renewal unless prior notice (365 days) by Company or executive • If Change of Control (“CoC”) occurs, eighteen (18) months

Severance Protection Period	• Eighteen (18) months following a CoC

Trigger	• Double trigger (CoC and qualifying termination)

Payments to executive if terminated by Company without “cause” or by executive for “good reason”

•  Three (3X) times base salary

•  Three (3X) times target annual incentive bonus (“STI”)

•  Target STI (prorated) for termination year

•  Earned but unpaid STI for year prior to termination

•  Two (2) years Company portion of health and welfare benefits premiums for executive and family

•  Unvested time-based, equity-based, cash-based, performance-based or other incentive awards (“LTI”) immediately vests in full (if prior to a CoC: LTI continues to vest until CoC then immediately vests at CoC)

•  280G “best pay”, either: full payments or a reduced amount such that no portion of the payments is subject to the excise tax (whichever results in the greater after-tax benefit to the executive)

•  Two (2X) times base salary

•  Two (2X) times target STI

•  Target STI (prorated) for termination year

•  Earned but unpaid STI for year prior to termination

•  Eighteen (18) months Company portion of health and welfare benefits premiums for executive and family

•  Unvested LTI immediately vests in full (if prior to a CoC: LTI continues to vest until CoC then immediately vests at CoC)

•  280G “best pay”, either: full payments or a reduced amount such that no portion of the payments is subject to the excise tax (whichever results in the greater after-tax benefit to the executive)

Non-competition, non-solicitation, confidentiality	One (1) year
Other	Executive provides a waiver and release

Note:

(1)	NEOs include Mr. Barta and Mr. George.

Non-Change of Control Severance Benefit Agreements. On February 26, 2020, the Company amended and restated its severance benefit agreements with each of its executive officers. These amendments were intended to harmonize the agreements in line with recent market and Company practices.

Item	CEO and NEOs(1)

Term of agreement	One (1) year, with automatic renewal unless prior notice (365 days) by Company or executive

Qualifying termination	By Company other than for Cause or by executive for Good Reason

Payments to executive if terminated by Company without “cause” or by executive for “good reason”

•  One (1X) times base salary

•  One (1X) times target STI

•  Target STI (prorated) for termination year

•  Earned but unpaid STI for year prior to termination

•  Eighteen (18) months Company portion of health and welfare benefits premiums for executive and family

•  Unvested LTI vests immediately on a pro-rata basis

Non-competition, non-solicitation, confidentiality	One (1) year

Other	Executive provides a waiver and release

Note:

(1)	NEOs include Mr. Barta and Mr. George.

Other Qualified Plans. Upon termination of employment with the Company, our NEOs are entitled to payment of their account balances in our Non-Qualified Deferred Compensation Plan in the form previously selected by the member in their payment election, subject to Section 409A of the Code. See “Non-Qualified Deferred Compensation Plan”.

Post-Employment Tables

The following tables quantify potential payments or benefits upon termination, change of control or other post-employment scenarios for each of our NEOs, which are described above. The following tables generally do not include amounts payable pursuant to plans that are available generally to all salaried employees. The amounts in the tables show only the value of amounts payable or benefits due to enhancements in connection with each scenario, and do not reflect amounts otherwise payable or benefits otherwise due as a result of employment. The actual amounts to be paid out in any scenario can only be determined at the time of such executive officer’s actual separation from Exterran.

For all scenarios, the termination trigger event is assumed to be December 31, 2021.

Name	Termination Reason(1)	Cash Severance Payments (Base & STI)(2)	LTI Accelerated Vesting(3)	Medical / Welfare Benefits	Total Termination Benefits

Andrew J. Way	Voluntary resignation	$0	$0	$0	$0

	Retirement	$0	$0	$0	$0

	Termination for cause	$0	$0	$0	$0

	Death & disability	$0	$4,102,635	$0	$4,102,635

	Termination Without Cause or Resignation with Good Reason (non CiC)	$2,722,500	$2,461,483	$25,192	$5,073,640

	Change in control, without termination	$0	$0	$0	$0

	Change in control with a qualifying termination	$6,270,000	$4,102,635	$33,589	$10,270,689

Name	Termination Reason(1)	Cash Severance Payments (Base & STI)(2)	LTI Accelerated Vesting(3)	Medical / Welfare Benefits	Total Termination Benefits

David A. Barta	Voluntary resignation	$0	$0	$0	$0

	Retirement	$0	$0	$0	$0

	Termination for cause	$0	$0	$0	$0

	Death & disability	$0	$879,351	$0	$879,351

	Termination Without Cause or Resignation with Good Reason (non CiC)	$1,125,000	$528,445	$18,123	$1,623,354

	Change in control, without termination	$0	$0	$0	$0

	Change in control with a qualifying termination	$1,912,500	$879,351	$18,123	$2,761,760

Name	Termination Reason(1)	Cash Severance Payments (Base & STI)(2)	LTI Accelerated Vesting(3)	Medical / Welfare Benefits	Total Termination Benefits

Roger George	Voluntary resignation	$0	$0	$0	$0

	Retirement	$0	$0	$0	$0

	Termination for cause	$0	$0	$0	$0

	Death & disability	$0	$672,445	$0	$672,445

	Termination Without Cause or Resignation with Good Reason (non CiC)	$1,050,000	$404,111	$28,748	$1,437,860

	Change in control, without termination	$0	$0	$0	$0

	Change in control with a qualifying termination	$1,785,000	$672,445	$28,748	$2,441,194

Notes:

(1)	“Disability” is defined in our 2020 Omnibus Plan. “Cause” and “Good Reason” are defined in the Severance Benefit and Change of Control Agreements.

(2)

For the Target STI pro-rated in the termination year (2021), the calculation is: the base pay used for calculating the 2021 Target STI payout X multiplied by the Target STI percent X multiplied by the pro-ration factor of 12/14 (12 months (January 1, 2021 to December 31, 2021) ÷ 14 months (January 1, 2021 to payout in first week of March 2022)).

(3)

For all scenarios, the amounts for unvested LTI that immediately vest in full, or immediately vest pro-rata, are calculated by multiplying the number of unvested shares or units by $2.984.42, which is the closing price of Exterran common stock on the NYSE on December 31, 2021. For RTSR Performance Award a $4.84 fixed share price was used.

Non-Qualified Deferred Compensation Plan amounts payable in connection with the various scenarios are not shown in the table above because these amounts are disclosed earlier in the “Non-Qualified Deferred Compensation Plan” table.

SCHEDULE F

INTERCORPORATE RELATIONSHIPS

Company	Ownership	Incorporation
EES Finance Corp.	Wholly owned (100% of voting securities)	United States
EESLP LP LLC	Wholly owned (100% of voting securities)	United States
Enterra Compression Investment LLC	Wholly owned (100% of voting securities)	United States
Excel Energy Services Limited	Wholly owned (100% of voting securities)	Nigeria
EXH Cayman Ltd.	Wholly owned (100% of voting securities)	Cayman Islands
Exterran (Beijing) Energy Equipment Company Ltd.	Wholly owned (100% of voting securities)	China
Exterran (Thailand) Ltd.	Wholly owned (100% of voting securities)	Thailand
Exterran 0039, Inc.	Wholly owned (100% of voting securities)	United States
Exterran Argentina S.r.l.	Wholly owned (100% of voting securities)	Argentina
Exterran Bahrain W.L.L.	Wholly owned (100% of voting securities)	Bahrain
Exterran Bolivia S.r.l.	Wholly owned (100% of voting securities)	Bolivia
Exterran Capital Services International, C.V.	Wholly owned (100% of voting securities)	Netherlands
Exterran Eastern Hemisphere F.Z.E.	Wholly owned (100% of voting securities)	UAE Dubai
Exterran Eastern Hemisphere Holdings LLC	Wholly owned (100% of voting securities)	United States
Exterran Egypt LLC	Wholly owned (100% of voting securities)	Egypt
Exterran Egypt Oil & Gas Services LLC	Wholly owned (100% of voting securities)	Egypt
Exterran Energy de Mexico, S. de R.L. de C.V.	Wholly owned (100% of voting securities)	Mexico
Exterran Energy F.Z.E.	Wholly owned (100% of voting securities)	UAE Sharjah
Exterran Energy Malaysia SDN. BHD.	Wholly owned (100% of voting securities)	Malaysia
Exterran Energy Solutions Compania Limitada	Wholly owned (100% of voting securities)	Chile
Exterran Energy Solutions India Private Limited	Wholly owned (100% of voting securities)	India
Exterran Energy Solutions, L.P.	Wholly owned (100% of voting securities)	United States
Exterran General Holdings LLC	Wholly owned (100% of voting securities)	United States

Exterran Gulf Operations LLC	49% owned	UAE Sharjah
Exterran Holding Company NL B.V.	Wholly owned (100% of voting securities)	Netherlands
Exterran International Holdings C.V.	Wholly owned (100% of voting securities)	Netherlands
Exterran International Holdings GP LLC	Wholly owned (100% of voting securities)	United States

Company	Ownership	Incorporation
Exterran International Holdings LLC	Wholly owned (100% of voting securities)	United States
Exterran International SA	Wholly owned (100% of voting securities)	Switzerland
Exterran Integrated Systems Saudi For Manufacturing LLC	Wholly owned (100% of voting securities)	Saudi Arabia
Exterran Italy B.V.	Wholly owned (100% of voting securities)	Netherlands
Exterran Italy Holdings B.V.	Wholly owned (100% of voting securities)	Netherlands
Exterran Kazakhstan LLP	Wholly owned (100% of voting securities)	Kazakhstan
Exterran Middle East LLC	Wholly owned (100% of voting securities)	Oman
Exterran Nigeria Limited	Wholly owned (100% of voting securities)	Nigeria
Exterran Offshore Pte. Ltd.	Wholly owned (100% of voting securities)	Singapore
Exterran Oman Holdings LLC	Wholly owned (100% of voting securities)	United States
Exterran Pakistan (Private) Limited	Wholly owned (100% of voting securities)	Pakistan
Exterran Peru S.R.L.	Wholly owned (100% of voting securities)	Peru
Exterran Services (UK) Ltd.	Wholly owned (100% of voting securities)	United Kingdom
Exterran Services B.V.	Wholly owned (100% of voting securities)	Netherlands
Exterran Servicos de Oleo e Gas Ltda.	Wholly owned (100% of voting securities)	Brazil
Exterran Trinidad LLC	Wholly owned (100% of voting securities)	United States
Exterran Water Solutions ULC	Wholly owned (100% of voting securities)	Canada
ExterranEnergy Solutions Ecuador Cia. Ltda.	Wholly owned (100% of voting securities)	Ecuador
Gas Conditioning of Mexico, S. de R.L. de C.V.	Wholly owned (100% of voting securities)	Mexico
Hanover Cayman Limited	Wholly owned (100% of voting securities)	Cayman Islands
LLC Exterran Vostok	Wholly owned (100% of voting securities)	Russia
Production Operators Cayman Inc.	Wholly owned (100% of voting securities)	Cayman Islands
PT. Exterran Indonesia	Wholly owned (100% of voting securities)	Indonesia
Quimex Tunisia Sarl	Wholly owned (100% of voting securities)	Tunisia
UCI GP LLC	Wholly owned (100% of voting securities)	United States
UCO Compression Holding, L.L.C.	Wholly owned (100% of voting securities)	United States
Universal Compression International Holdings, B.V.	Wholly owned (100% of voting securities)	Netherlands
Universal Compression International, L.P.	Wholly owned (100% of voting securities)	United States
Universal Compression Services, LLC	Wholly owned (100% of voting securities)	United States

SCHEDULE G

AUDIT COMMITTEE CHARTER

The Board of Directors (the “Board”) of Exterran Corporation (the “Company”) recognizes the critical need to ensure the accuracy and completeness of the financial statements, reports and public statements of the Company in preserving the integrity of the public markets for the Company’s securities. To this end, the Board seeks to empower the audit committee (the “Committee”) with sufficient authority and responsibility to achieve these goals and the other purposes set forth in this Charter.

Purpose

The primary purposes of the Committee are to (i) assist the Board in its oversight of (a) the integrity of the financial statements of the Company, (b) the Company’s compliance with legal and regulatory requirements, (c) the independence, qualifications and performance of the independent auditor, (d) the performance of the Company’s internal audit function, and (e) the Company’s systems of disclosure controls and procedures and internal controls over financial reporting; (ii) prepare an audit committee report as required by the U.S. Securities and Exchange Commission (the “SEC”) to be included in the Company’s annual proxy statement; and (iii) perform an annual evaluation of the Committee.

Composition

The Committee shall consist of a minimum of three Directors. All members of the Committee shall (i) be “independent” as defined under applicable law and regulation, (including the Sarbanes- Oxley Act of 2002), the Company’s Corporate Governance Principles and the rules of the New York Stock Exchange (“NYSE”); (ii) be “financially literate” (or become financially literate within a reasonable time after appointment) and satisfy any additional standards (other than independence) which may be imposed by the NYSE or other law or regulation; and (iii) have sufficient financial experience and ability to enable them to discharge their responsibilities. In addition, at least one member shall be an “audit committee financial expert” as defined by the SEC. All such determinations shall be in the judgment of the Board. No member of the Committee may simultaneously serve on the audit committees of more than two other public companies without first obtaining a determination of the Board that such member’s service on the Committee would not be impaired by such simultaneous service. No member of the Committee may receive any compensation from the Company other than (i) director’s fees, which may be received in cash, stock, stock options, other forms of equity awards or other in-kind consideration ordinarily available to directors and (ii) a pension or other deferred compensation for prior service that is not contingent on future service.

The Chairman of the Board or, in his or her absence or at his or her election, any Vice Chairman or Lead Independent Director shall provide recommendations to the Nominating, Governance & Sustainability Committee as to the member or members of the Board to be appointed to the Committee, including the Committee chairperson. The Nominating, Governance & Sustainability Committee, in turn, shall provide its recommendations to the Board, and the Board shall appoint the members of the Committee, including the Committee chairperson, by a majority vote of the members of the Board. Members of the Committee shall serve at the pleasure of the Board and for such term or terms as the Board may determine. Members of the Committee may be removed by a majority vote of the members of the Board. Unless a Committee chairperson is designated by the Board, the Committee may designate a chairperson by majority vote of the full Committee membership.

Meetings

The Committee shall meet (either in person or telephonically) as often as it determines but not less frequently than four times per year. The Committee shall meet periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor in separate executive sessions to discuss any matters the Committee or any of these groups believe should be discussed privately.

All matters before the Committee shall be determined by a majority vote of the Committee members present.

The Committee has the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s bylaws that are applicable to the Committee.

Authority and Responsibilities

The Committee may conduct or authorize investigations into any matters within the scope of the authority and responsibilities delegated to the Committee.

The Committee shall have the following authority and responsibilities:

I.	FINANCIAL REPORTING

1.

To review and discuss the Company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before filing of the Company’s Form 10-Q or Form 10-K. To review, as appropriate, the Company’s financial disclosures, particularly those related to off-balance sheet arrangements, contractual obligations and non-GAAP financial measures.

2.

To review and discuss with management and the independent auditor (i) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies, (ii) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements and (iii) the effect of regulatory and accounting initiatives on the financial statements of the Company.

3.

At least annually prior to the filing of the audit report with the SEC (and more frequently if appropriate), to review and discuss reports from the independent auditor on (i) the independent auditor’s audit of the financial statements, report on internal controls and their report thereon, (ii) all critical accounting policies and practices to be used, (iii) all alternative treatments of financial information within U.S. generally accepted accounting principles that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditor and (iv) other material written communications between the independent auditor and management, such as any management letter or schedules of unadjusted differences.

4.	To prepare and publish an audit committee report in the Company’s annual proxy statement and any other reports or statements required by any applicable law, rule or regulation or the NYSE.

5.

To discuss the Company’s periodic earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee may discuss earnings releases generally (i.e., the types of information to be disclosed, paying particular attention to any use of non-GAAP information). The Committee need not discuss in advance each earnings release.

6.

To review the Company’s financial reporting and accounting standards and principles, significant changes in such standards or principles or in their application and the key accounting decisions affecting the Company’s financial statements, including alternatives to, and the rationale for, the decisions made.

7.

To establish and review procedures for the (i) receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters and (ii) confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters. To review any submissions that have been received, the current status and resolution if one has been reached.

8.	To set clear hiring policies for employees or former employees of the independent auditor.

9.

To meet with the independent auditor and Chief Accounting Officer to discuss the independent auditor’s proposed audit planning, scope, staffing and approach, including coordination of its effort with internal auditors. To discuss the coordination of audit efforts to assure completeness of coverage, avoidance of redundant efforts and effective use of audit resources.

10.

To recommend, for stockholder ratification, the independent auditor to examine the Company’s accounts, controls and financial statements. The Committee shall have the sole authority and responsibility to select, evaluate, compensate, oversee (including resolution of disagreements between management and the Company’s auditor regarding financial reporting) and if necessary replace the independent auditor, which shall report directly to the Committee.

11.

To determine the appropriate amount of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, for payment of compensation to any advisors employed by the Committee, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee shall have the sole authority to approve all audit engagement fees and terms (including proposed budgets) and the Committee, or a member of the Committee, must pre-approve any audit service or pre-approve or establish a pre-approval policy regarding permissible non-audit service provided to the Company by the Company’s independent auditor. The Committee may delegate the authority to approve audit engagement fees to financial officers of the Company (a) in de minimus amounts in the ordinary course, and (b) amounts not to exceed USD 200,000 in aggregate at any one time, subject to quarterly review and ratification by the Committee of such fees.

12.

To monitor and review written submissions made by the independent auditor on a periodic basis to the Committee delineating all relationships between the independent auditor and the Company and to engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor and to recommend that the Board take appropriate action in response to the independent auditor’s report to satisfy itself of the independent auditor’s independence. In order to assess auditor independence, the Committee will review at least annually all relationships between the independent auditor and the Company.

13.

To review with the independent auditor any audit problems or difficulties and management’s response thereto. The review should also include discussion of management’s cooperation or interference with the audit.

14.

To review regularly with the independent auditor: (i) any accounting adjustments that were noted or proposed by the independent auditor but were “passed” by management as immaterial or otherwise; (ii) any “management” or “internal control”

letter issued, or proposed to be issued, by the independent auditor to the Company; and (iii) any disagreement within the Company’s management regarding accounting or disclosure issues.

15.

To at least annually, obtain and review a report by the independent auditor describing; the independent auditing firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditing firm; and any steps taken to deal with any such issues.

To take appropriate steps to ensure the rotation of the lead (or coordinating) audit partner as required by law and to evaluate the independent auditor’s qualifications, independence and performance based on the report described in paragraph 15, the statement described in paragraph 12, the auditor’s work throughout the year and such other factors and information as the Committee deems advisable. The Committee shall present its conclusions with respect to the independent auditor to the Board.

16.	To discuss with the independent auditor any communications with its national office concerning auditing or accounting issues presented by the engagement.

17.	At least annually, review and discuss with management the Company’s effective tax rate, uncertain tax positions, adequacy of tax reserves, status of tax audits and significant tax developments.

II.	INTERNAL CONTROLS

1.

To review and approve the internal audit functions and the internal audit charter, including: (i) purpose, authority and organizational reporting lines; (ii) annual audit plan and coverage, budget and staffing; and (iii) concurrence in the appointment and compensation of internal audit staff managers. To the extent that the internal audit function is performed under the direction of a general auditor that is a Company employee, the Committee shall ensure that the head of the internal audit department reports directly to the Committee, which shall be responsible for reviewing and approving the individual’s compensation. To the extent that the internal audit function is outsourced, the Committee shall ensure that the engagement is managed under the direction of the Committee, with applicable fees and costs being approved by the Committee.

2.

To review with appropriate individuals the Company’s plan for reviewing and assessing its internal controls (including revenue recognition controls), disclosure control procedures and internal system of controls.

3.

To review, at least four times per year, significant findings on internal audits, including any material weaknesses or significant deficiencies found and management’s responses thereto, and to direct remedial action, if necessary.

4.	To review any difficulties the internal audit team encountered in the course of their audits, including any restrictions on the scope of their work or access to required information.

5.

To review with management the policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by internal audit or the independent auditor.

III.	CORPORATE GOVERNANCE

1.

To discuss the guidelines and policies governing the process by which the Company assesses and manages its risks and to discuss the Company’s major financial risk exposures. To further assist the Board with in fulfilling its oversight of enterprise risk management. These risk include those related to cybersecurity and unauthorized access to information technology infrastructure, insurance (except for directors’ and officers’ and related insurance), and litigation and the steps that management has taken to monitor and control such exposures; provided, however, that the Committee is not required to be the sole body responsible for risk assessment and management.

2.

To evaluate and take appropriate action with respect to information provided by the Chief Executive Officer and the Chief Financial Officer in connection with their certifications under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer in connection with his certification under the NYSE rules regarding corporate governance and by the Company in connection with its certification under the NYSE rules regarding audit committee independence. If applicable, to review disclosures made to the Committee by management regarding fraud involving management or other employees who have a significant role in the Company’s internal controls.

3.

To obtain from the independent auditor assurance that there has been no required response pursuant to Section 10A(b) of the Securities Exchange Act of 1934, as amended. Such response is required if in the course of conducting an audit, such independent auditor detects or becomes aware of information indicating that an illegal act has or may have occurred.

4.

To discuss with the pertinent executive officers or the Company’s Chief Compliance Officer, as appropriate, (i) any questionable or possible illegal activities or payments reported to the Committee, (ii) any legal matters that may have a material impact on the financial statements of the Company, (iii) the Company’s compliance policies and (iv) any material reports or inquiries received from regulators or governmental agencies and management’s proposed responses.

5.	To periodically review the Company’s Code of Business Conduct.

6.

To review with the Company’s internal auditor and the Company’s Chief Compliance Officer the results of their review of the monitoring of compliance with the Company’s Code of Business Conduct, and to ensure proper disclosure of any waivers of the Code of Business Conduct for officers and Directors.

IV.	GENERAL

1.

In addition to the duties and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities consistent with this Charter, the purposes of the Committee, the Company’s bylaws and applicable NYSE and SEC rules.

Subcommittees

The Committee shall have the authority to delegate any of its responsibilities to subcommittees, as the Committee may deem appropriate in its sole discretion.

Outside Advisors

The Committee shall have authority to retain such outside counsel, experts and other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have authority to approve related fees and retention terms. The Company will provide for appropriate funding, as determined by the Committee, for payment of fees to any outside counsel, experts or other advisors retained by the Committee, including appropriate funding as determined by the Committee for payment of (i) compensation to the independent auditor for the audit of the Company’s financial statements and any other services performed for the Company, (ii) compensation to any advisors employed by the Committee and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Reporting and Charter Review

The Committee shall regularly report activities to the Board, at least after each Committee meeting, any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal requirements, the performance and independence of the Company’s independent auditor, the performance of the internal audit function or such other matters it deems necessary or advisable. The Committee shall prepare any report or other disclosures, including any recommendation of the Committee, required by the rules of the SEC to be included in the Company’s annual proxy statement. The Committee shall annually review the adequacy of this Charter and the duties and responsibilities of the Committee and recommend any proposed changes to the Board for approval. The Committee shall conduct and present to the Board an annual performance evaluation of the Committee.

Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with U.S. generally accepted accounting principles, or to assure compliance with laws and regulations or the Company’s internal policies, procedures and controls. These are the responsibilities of management, the internal auditors and the independent auditor. The Committee’s role is one of oversight, and the Committee relies on the expertise and knowledge of management, the internal auditor and the independent auditor in carrying out its oversight responsibilities.

SCHEDULE H

BYLAWS

(see attached)

AMENDED AND RESTATED BYLAWS

OF

EXTERRAN CORPORATION

A Delaware Corporation

Date of Adoption:

January 8, 2018

AMENDED AND RESTATED BYLAWS

OF

EXTERRAN CORPORATION

Incorporated under the Laws of the State of Delaware

ARTICLE I

STOCKHOLDERS

Section 1.1     Annual Meeting. If required by applicable law, an annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time, either within or without the State of Delaware, as the Board of Directors shall fix from time to time. The Board of Directors may postpone, reschedule or cancel any annual meeting of the stockholders previously scheduled by the Board of Directors.

Section 1.2     Special Meetings. Special meetings of the stockholders may be called only in the manner set forth in the Amended and Restated Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”). The Board of Directors may postpone, reschedule or cancel any previously scheduled special meeting.

Section 1.3     Notice of Meetings. Notice of the place, if any, date, and time of all meetings of the stockholders, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law (the “GCL”) or the Certificate of Incorporation).

Any meeting of stockholders, annual or special, may from time to time be adjourned to another time or place, and notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for the determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

Section 1.4     Quorum. At any meeting of the stockholders, the holders of a majority of the voting power of all of the outstanding shares of the stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law or the Certificate of Incorporation. Where a separate vote by a class or classes or series is required, the holders of a majority of the voting power of all of the outstanding shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. Shares of its own stock belonging to the Corporation or to another corporation or other entity, if a majority of the shares entitled to vote in the election of directors or managers, as applicable, of such other corporation or other entity is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

In the absence of a quorum at any meeting of the stockholders, the chairman of the meeting or the stockholders present at such meeting, by the affirmative vote of the holders of a majority in voting power thereof, may adjourn the meeting to another place, if any, date, or time until a quorum shall be present.

Section 1.5     Organization. Such person as the Board of Directors may have designated or, in the absence of such person or in his or her refusal or inability to act, the Chairman of the Board or, in his or her absence, in his or her refusal or inability to act or at his or her election, any Vice Chairman or, in his or her absence or in his or her refusal or inability to act, the President of the Corporation or, in his or her absence or in his or her refusal or inability to act, such person as may be chosen by the holders of a majority of the voting power of the shares entitled to vote who are present at the meeting, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary or an Assistant Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

Section 1.6     Conduct of Business. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. The chairman shall have the power to recess or adjourn the meeting to another place, if any, date and time. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

Section 1.7     Proxies and Voting. At any meeting of the stockholders, every stockholder entitled to vote shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question, and may vote in person or may authorize another person or persons to act for such stockholder by proxy; provided, however, that no proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors, who may be employees of the Corporation (provided, however, that no person who is a candidate for an office at an election may serve as an inspector at such election), to act at the meeting and make a written report thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Voting at meetings of stockholders need not be by written ballot; however, every vote taken by written ballot shall be counted by a duly appointed inspector or inspectors.

Except as provided in the next paragraph of this Section 1.7 with respect to the election of directors, all matters shall be determined by a majority of the votes cast affirmatively or negatively except as otherwise required by law, the rules or regulations of any stock exchange applicable to the Corporation, any regulation applicable to the Corporation or its securities, the Certificate of Incorporation or these Bylaws.

In any uncontested election of directors at which a quorum is present, the directors shall be elected by the vote of the majority of the votes cast with respect to that director’s election. For purposes of this Section 1.7, a majority of the votes cast shall mean the number of votes cast “for” a director exceed the number of votes cast “against” such director (with abstentions and broker non-votes not counted as a vote cast with respect to such director). In any contested election of directors, the directors shall be elected by the vote of a plurality of the votes cast up to the number of directors to be elected in such election. A contested election is one in which the number of individuals nominated for election as a director exceeds the number of directors to be elected in such election as of the date which is five (5) days prior to the date that the Corporation first mails its notice of meeting for such meeting to the stockholders. An uncontested election is an election which is not a contested election.

Any nominee for Director in an uncontested election who fails to receive a majority of the votes cast shall tender a letter of resignation to the Board within ten business days following certification of the stockholder vote, which letter of resignation will be subject to acceptance by the Board. Within 90 days of certification of the stockholder vote, the Nominating and Corporate Governance Committee shall recommend that the Board reject such resignation, accept such resignation or take other action. Thereafter, the Board will vote to decide whether to accept the recommendation of the Nominating and Corporate Governance Committee on these matters and will promptly disclose its decision (and, if applicable, the reasons for rejecting a Director’s resignation) in a press release to be disseminated in the manner that Company press releases are typically distributed. The Nominating and Corporate Governance Committee in making its recommendation, and the Board in making its decision, may each consider any factors or other information that it considers appropriate and relevant.

In the event of a Director’s resignation under these circumstances, only those Directors who receive a majority of the votes cast in such election (the “Approved Directors”) shall participate in the deliberations by and the actions of the Nominating and Corporate Governance Committee and the Board pursuant to this policy. Therefore, if all members of the Nominating and Corporate Governance Committee fail to receive a majority of the votes cast at the same election, then the Approved Directors shall appoint a committee of the Board composed only of Approved Directors to consider the resignation offers and recommend to the Board whether to accept them. If the Approved Directors number three or fewer Directors, all Directors (other than the Director whose resignation is under consideration) may participate in the action regarding whether to accept the resignation offers.

If a Director’s resignation is not accepted by the Board, that Director will continue to serve until his or her successor is duly elected, or his or her earlier resignation or removal.

Any Director who fails to adhere to this policy and does not tender his or her letter of resignation as required shall not be nominated for election as a Director at the next annual meeting of stockholders.

Section 1.8     Stock List. A complete list of stockholders entitled to vote at any meeting of stockholders (provided, however, that if the record date for determining the stockholders entitled to vote at the meeting is less than ten days prior to the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order for each class of stock of the Corporation and showing the address of each such stockholder and the number of shares registered in the name of such stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting in the manner provided by law.

The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to examine the stock list and the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 1.9     Notice of Stockholder Business and Nominations

(A)     Annual Meetings of Stockholders.

(1)     Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders:

(a)     pursuant to the Corporation’s notice of meeting delivered pursuant to Section 1.3 of these Bylaws (or any supplement thereto),

(b)     by or at the direction of the Board of Directors or any committee thereof or

(c)     by any stockholder of the Corporation who (i) was a stockholder of record at the time of giving of notice provided for in these Bylaws and at the time of the annual meeting (including any postponement or adjournment thereof), (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in clauses (2), (3), (4) and (5) of this Section 1.9(A) as to such business or nomination.

Subclause (c) shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meeting) before an annual meeting of stockholders.

(2)     For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to Section 1.9(A)(1)(c):

(a)     the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation,

(b)     such business must be a proper matter for stockholder action under the GCL,

(c)     if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the Corporation with a Solicitation Notice, as defined below, such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required by law or these Bylaws to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice and

(d)     if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section.

To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than 90 or more than 120 days prior to the first anniversary (the “Anniversary”) of the date on which the Corporation first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 120th day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 130 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(3)     A stockholder’s notice pursuant to Section 1.9(A)(1)(c) shall set forth:

(a)     as to each person whom the stockholder proposes to nominate for election or reelection as a Director, (A) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Regulation 14A under the Exchange Act and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected and (B) a description of the material terms of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant;

(b)     as to any business other than the nomination of a Director or Directors that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and

(c)     in the case of a notice under either clause (a) and clause (b), as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any, (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, (B) a description of the material terms of any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or to other form of settlement, directly or indirectly owned beneficially by such stockholder or such beneficial owner and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (C) a description of the material terms of any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or such beneficial owner has a right to vote any shares of any security of the Corporation, (D) a description of the material terms of any short interest of such stockholder or such beneficial owner in any security of the Corporation (for purposes of these Bylaws a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) a description of the material terms of any rights to dividends on the shares of the Corporation owned beneficially by such stockholder or such beneficial owner that are separated or separable from the underlying shares of the Corporation (any item referred to in any clause (B) through (E) above, a “Derivative Instrument”), (F) a description of the material terms of any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or such beneficial owner is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (G) a description of the material terms of any performance-related fees (other than an asset-based fee) that such stockholder or such beneficial owner is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s or such beneficial owner’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), (iii) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business and nomination and (iv) whether either such stockholder or beneficial owner, if any, intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s voting shares required by law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).

(4)     Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 1.9 to the contrary, in the event that the number of Directors to be elected to the Board of Directors at the annual meeting is increased and there is no public announcement naming all of the nominees for Director or specifying the size of the increased Board of Directors made by the Corporation at least 100 days prior to the Anniversary, a stockholder’s notice required by this Section 1.9 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(5)     A stockholder providing notice of business proposed to be brought before, or nominations proposed to be made at, an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 1.9 shall be true and correct as of the record date for the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting, if practicable, or, if not practicable, on the first practicable date prior to, any adjournment or postponement thereof (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof).

(B)     Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting pursuant to Section 1.3 of these Bylaws. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which Directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who (A) is a stockholder of record at the time of giving of notice provided for in these

Bylaws and at the time of the special meeting (including any postponement or adjournment thereof), (B) is entitled to vote at the meeting and (C) who complies with the notice procedures set forth above in this Section 1.9 as if those procedures applied to special meetings of stockholders, except that, in lieu of the timing requirements set forth above, such notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(C)     General.

(1)     No person nominated for election as a Director at a meeting of stockholders shall be eligible to serve as Director unless nominated in accordance with the procedures set forth in this Section 1.9, and no business shall be conducted at a meeting of stockholders unless such business shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.9. With respect to any proposed nominee for Director, the Corporation may require such proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a Director of the Corporation. Except as otherwise provided herein or required by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 1.9 and, if any proposed nomination or business is not in compliance with this Section 1.9, to declare that such defective proposal or nomination shall be disregarded. The Corporation shall have the right to disclose publicly any information provided in any stockholder’s notice pursuant to Section 1.9(A)(3) or (B) or any update thereof pursuant to Section 1.9(A)(5). Notwithstanding the foregoing provisions of this Section 1.9, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 1.9, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2)     For purposes of this Section 1.9, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3)     Notwithstanding the foregoing provisions of this Section 1.9, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.9. Nothing in this Section 1.9 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1     Number, Election and Term of Directors. The number, election and term of directors shall be as, or shall be determined in the manner, set forth in the Certificate of Incorporation or, to the extent not set forth therein, in a resolution adopted by a majority of the Whole Board. Directors need not be stockholders.

Section 2.2     Newly Created Directorships and Vacancies. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only in the manner set forth in the Certificate of Incorporation, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is duly elected and qualified.

Section 2.3     Regular Meetings. Regular meetings of the Board of Directors shall be held at such place or places, within or without the State of Delaware, on such date or dates, and at such time or times as shall have been established by resolution of the Board of Directors. A notice of each regular meeting so established shall not be required.

Section 2.4     Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, any Vice Chairman or the President or by a majority of the number of directors that the Corporation would have if there were no vacancies or unfilled newly created directorships (the “Whole Board”) and shall be held at such place, on such date, and at such time as they, he or she shall fix. Notice of the place, date, and time of each such special meeting shall be given to each director by whom it is not waived by mailing written notice not less than five days before the meeting or by telephone, facsimile or electronic transmission of the same not less than 24 hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 2.5     Quorum. At any meeting of the Board of Directors, the presence of a majority of the Whole Board, shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof. Except as otherwise provided by the Certificate of Incorporation or required by law or these Bylaws, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.6     Participation in Meetings By Conference Telephone. Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

Section 2.7     Conduct of Business. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine. Unless otherwise restricted by law, any action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.8     Compensation of Directors. Unless otherwise restricted by law, the Board of Directors shall have the authority to fix the compensation of the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or paid a stated salary or paid other compensation as a director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may also be paid their expenses, if any, of and allowed compensation for attending committee meetings.

Section 2.9     Powers and Duties of the Chairman of the Board. The Board may elect a Chairman of the Board from among the members of the Board. The Board shall designate the Chairman as either a “non-executive” Chairman of the Board or, in accordance with Section 4.1 of these Bylaws, an Executive Chairman of the Board. (References in these Bylaws to the “Chairman of the Board” shall mean the non-executive Chairman or the Executive Chairman, as designated by the Board). Except as otherwise set forth in these Bylaws, the Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors (or, in his or her absence or at his or her election, by any Vice Chairman of the Board, or in his, her or their absence, by the President, or in his or her absence by a chairperson chosen at the meeting); and shall have such other powers and duties as designated in these Bylaws and as from time to time may be assigned to him or her by the Board of Directors.

Section 2.10     Powers and Duties of any Vice Chairman. The Board may elect one or more Vice Chairmen. The Board shall designate each Vice Chairman as either a “non-executive” Vice Chairman or, in accordance with Section 4.1 of these Bylaws, an Executive Vice Chairman. (References in these Bylaws to a “Vice Chairman” shall mean any non-executive Vice Chairman or any Executive Vice Chairman, as designated by the Board). The Vice Chairman may, in the absence or at the election of the Chairman of the Board, preside at meetings of the stockholders and of the Board of Directors; any non-executive Vice Chairman may preside over executive sessions of the Board of Directors; and any Vice Chairman shall have such other powers and duties as designated in these Bylaws and as from time to time may be assigned to him or her by the Board of Directors.

ARTICLE III

COMMITTEES

Section 3.1     Committees of the Board of Directors. The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers and to the full extent permitted by Section 141(c)(2) of the GCL, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors designating such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

Section 3.2     Conduct of Business. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or in the resolution of the Board of Directors designating such committee or required by law. Adequate provision shall be made for notice to members of all meetings; one-third (1/3) of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Unless otherwise restricted by law, any action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE IV

OFFICERS

Section 4.1     Generally. The officers of the Corporation shall include a Chief Executive Officer, a President, and a Secretary, and may also include an Executive Chairman of the Board, an Executive Vice Chairman, Chief Financial Officer, Chief Operating Officer, a Treasurer, one or more Vice Presidents (who may be further classified by such descriptions as “executive,” “senior,” “assistant,” “staff” or otherwise, as the Board of Directors shall determine), one or more Assistant Secretaries and one or more Assistant Treasurers and such other officers as it shall from time to time deem necessary or advisable. Officers shall be elected by the Board of Directors. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any number of offices may be held by the same person. The salaries of officers elected by the Board of Directors shall be fixed from time to time by the Board of Directors or a committee thereof or by such officers as may be designated by resolution of the Board of Directors or a committee thereof.

Section 4.2     Resignation and Removal. Any officer may resign at any time upon written notice to the Corporation. Any officer, agent or employee of the Corporation may be removed by the Board of Directors with or without cause at any time. The Board of Directors may delegate the power of removal as to officers, agents and employees who have not been appointed by the Board of Directors. Such removal shall be without prejudice to a person’s contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not of itself create contract rights. Any vacancy occurring in any office by death, resignation, removal or otherwise may be filled by the Board of Directors.

Section 4.3     Powers and Duties of the Chief Executive Officer. The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors designates the Chairman of the Board as Chief Executive Officer. Subject to the oversight of the Board of Directors and the executive committee (if any), the Chief Executive Officer shall have general executive charge, management and control of the properties, business and operations of the Corporation with all such powers as may be reasonably incident to such responsibilities; he or she may employ and discharge employees and agents of the Corporation, except such as shall be appointed by the Board of Directors, and he or she may delegate these powers; he or she may agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Corporation; and shall have such other powers and duties as designated in accordance with these Bylaws and as from time to time may be assigned to him or her by the Board of Directors.

Section 4.4     Powers and Duties of the President. Unless the Board of Directors otherwise determines, the President shall have the authority to agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Corporation. Unless the Board of Directors otherwise determines, in the absence of the Chairman of the Board and all Vice Chairmen or if there be no Chairman of the Board or Vice Chairman, the President shall preside at all meetings of the stockholders and, provided he or she is a director, at meetings of the Board of Directors. The President shall have such other powers and duties as designated in accordance with these Bylaws and as from time to time may be assigned to him or her by the Board of Directors.

Section 4.5     Vice Presidents. In the absence of the President, or in the event of his or her inability or refusal to act, a Vice President designated by the Board of Directors shall perform the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. In the absence of a designation by the Board of Directors of a Vice President to perform the duties of the President, or in the event of his or her absence or inability or refusal to act, the Vice President who is present and who is senior in terms of time as a Vice President of the Corporation shall so act. The Vice Presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe. Unless otherwise provided by the Board of Directors, each Vice President will have authority to act within his or her respective areas and to sign contracts relating thereto.

Section 4.6     Treasurer. If elected, the Treasurer shall have responsibility for the custody and control of all the funds and securities of the Corporation, and shall have such other powers and duties as designated in these Bylaws and as from time to time may be assigned to the Treasurer by the Board of Directors. The Treasurer shall perform all acts incident to the position of Treasurer, subject to the oversight of the Chief Executive Officer and the Board of Directors; and shall, if required by the Board of Directors, give such bond for the faithful discharge of his or her duties in such form as the Board of Directors may require.

Section 4.7     Assistant Treasurers. Each Assistant Treasurer shall have the usual powers and duties pertaining to his or her office, together with such other powers and duties as designated in these Bylaws and as from time to time may be assigned to him or her by the Chief Executive Officer or the Board of Directors. The Assistant Treasurers shall exercise the powers of the Treasurer during that officer’s absence or inability or refusal to act.

Section 4.8     Secretary. The Secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the stockholders and the Board of Directors. He or she shall have charge of the corporate books and shall perform such other duties as the Board of Directors may from time to time prescribe.

Section 4.9     Assistant Secretaries. In the absence, refusal or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. The performance of any such duty shall, in respect of any other person dealing with the Corporation, be conclusive evidence of his or her power to act. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him or her.

Section 4.10     Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 4.11     Action with Respect to Securities of Other Corporations. Unless otherwise directed by the Board of Directors, the Chief Executive Officer, the President, the Treasurer or any officer, attorney or agent of the Corporation authorized by the Chief Executive Officer shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation or other entity in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation or other entity.

ARTICLE V

STOCK

Section 5.1     Certificates of Stock. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Each holder of stock represented by certificates shall be entitled to a certificate signed by, or in the name of the Corporation by, the Chairman of the Board or a Vice Chairman of the Board, the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him or her. Any or all of the signatures on the certificate may be by facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 5.2     Transfers of Stock. Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Except where a certificate is issued in accordance with Section 5.4 of these Bylaws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

Section 5.3     Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may, except as otherwise required by law, fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than 60 nor less than 10 days before the date of any meeting of stockholders, nor more than 60 days prior to the time for such other action as hereinbefore described; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5.4     Lost, Stolen or Destroyed Certificates. In the event of the loss, theft or destruction of any certificate of stock, a new certificate or uncertificated shares may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 5.5     Regulations. The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI

NOTICES

Section 6.1     Notices. Except as otherwise provided herein or permitted by law, notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Except as prohibited by law, any notice to stockholders shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any stockholder who fails to object in writing to the Corporation, within 60 days of having been given written notice by the Corporation of its intention to send the single notice permitted under this Section 6.1, shall be deemed to have consented to receiving such single written notice. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the GCL.

Section 6.2     Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except if the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business at the meeting because it has not been lawfully called or convened.

ARTICLE VII

MISCELLANEOUS

Section 7.1     Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 7.2     Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 7.3     Reliance upon Books, Reports and Records. Each director and each member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected to the fullest extent permitted by law in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 7.4     Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

Section 7.5     Fiscal Year. The fiscal year of the Corporation shall be the calendar year unless otherwise fixed by the Board of Directors.

Section 7.6     Time Periods. In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE VIII

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 8.1     Mandatory Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless to the full extent permitted by the laws of the State of Delaware as from time to time in effect any person who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Corporation) (hereinafter a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation, or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an “indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expense, liability and loss suffered and expense (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that, except as provided in Section 8.2 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized in the specific case by the Board of Directors of the Corporation. The right to indemnification conferred by this Section 8.1 also shall include the right of such persons described in this Section 8.1 to be paid in advance by the Corporation for their expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”) to the full extent permitted by the laws of the State of Delaware, as from time to time in effect; provided, however, that, if the GCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 8.1 or otherwise. The right to indemnification conferred on such persons by this Section 8.1 shall be a contract right.

Section 8.2     Right of Indemnitee to Bring Suit. If a claim under Section 8.1 of these Bylaws is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the GCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the GCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.3     Permissive Indemnification of Non-Officer Employees and Agents. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Corporation) by reason of the fact that the person is or was an employee (other than an officer) or agent of the Corporation, or, while serving as an employee (other than an officer) or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the extent (i) permitted by the laws of the State of Delaware as from time to time in effect, and (ii) authorized in the sole discretion of the Chief Executive Officer and at least one other of the following officers: the President, the Chief Financial Officer, or the General Counsel of the Corporation (the Chief Executive Officer and any of such other officers so authorizing such indemnification, the “Authorizing Officers”). The Corporation may, to the extent permitted by Delaware law and authorized in the sole discretion of the Authorizing Officers, pay expenses (including attorneys’ fees) reasonably incurred by any such employee or agent in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, upon such terms and conditions as the Authorizing Officers authorizing such expense advancement determine in their sole discretion. The provisions of this Section 8.3 shall not constitute a contract right for any such employee or agent.

Section 8.4     General Provisions. The rights and authority conferred in any of the Sections of this Article VIII shall not be exclusive of any other right which any person seeking indemnification or advancement of expenses may have or hereafter acquire under any statute, provision of the Certificate of Incorporation or these Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person. This Article VIII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and advance expenses to persons other than those specified in this Article VIII when and as authorized by appropriate action. Neither the amendment or repeal of this Article VIII or any of the Sections thereof nor the adoption of any provision of the Certificate of Incorporation or these Bylaws or of any statute inconsistent with this Article VIII or any of the Sections thereof shall eliminate or reduce the effect of this Article VIII or any of the Sections thereof in respect of any acts or omissions occurring prior to such amendment, repeal or adoption or an inconsistent provision.

ARTICLE IX

AMENDMENTS

In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to adopt, amend and repeal these Bylaws. The holders of capital stock of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of the capital stock of the Corporation required by law or the Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the holders of capital stock of the Corporation to adopt, amend or repeal any provision of these Bylaws.

APPENDIX F

INFORMATION CONCERNING ENERFLEX LTD.

The following information about Enerflex should be read in conjunction with the documents relating to Enerflex incorporated by reference in this Management Information Circular described in the section “Information Contained in the Management Information Circular – Information Incorporated by Reference” and the information concerning Enerflex appearing elsewhere in this Management Information Circular. Capitalized terms used but not otherwise defined in this “Appendix F – Information Concerning Enerflex Ltd.” shall have the meanings ascribed to them in this Management Information Circular.

GENERAL

Corporate Overview

Enerflex is a corporation existing under the CBCA as a result of the arrangement completed under the provisions of section 192 of the CBCA pursuant to a plan of arrangement among Toromont Industries Ltd., Enerflex Ltd. and 7787014 Canada Inc., which became effective on June 1, 2011.

Enerflex’s head office, registered office, and principal place of business is located at 904 – 1331 Macleod Trail S.E., Calgary, Alberta, T2G 0K3. The Enerflex Common Shares are listed on the TSX under the symbol “EFX”.

The principal Subsidiaries of Enerflex, their jurisdictions of incorporation or formation, and the percentage of voting securities and restricted securities beneficially owned or controlled by Enerflex are set out in the Enerflex AIF, which is incorporated by reference in this Management Information Circular, under the section “Corporate Structure”.

Description of the Business

Enerflex is a single-source supplier of natural gas compression, processing, refrigeration systems, and electric power generation equipment and related in-house engineering and mechanical services expertise. Enerflex’s broad in-house resources provide the capability to engineer, design, manufacture, construct, commission, service, and operate hydrocarbon handling systems. Enerflex’s expertise encompasses field production facilities, compression and natural gas processing plants, gas lift compression, refrigeration systems, and electric power solutions serving the natural gas production industry.

Additional information regarding Enerflex’s business, including its three-year history is included in the Enerflex AIF, which is incorporated by reference in this Management Information Circular, under the heading “General Development of the Business”.

Recent Developments

Since the Enerflex Board approved the Merger Agreement and the Transaction, both Enerflex and Exterran have reported better-than-expected financial results, driven by strengthened bookings and macroeconomic conditions. Further, interest rates have risen, the timing of expected expenditures has been delayed, and the timing of associated tax payments has been revised. Accordingly, Enerflex updated its expectations for the pro forma Transaction-related metrics. See “The Transaction – Background of the Transaction – Events Subsequent to the Execution of the Merger Agreement”.

Transaction-related Guidance as at June 30, 2022(1)
Leverage

•  Enerflex will target a bank-adjusted net debt to EBITDA ratio of less than 2.5 times within 12 to 18 months of closing, which represents an improvement from the previously announced net debt to EBITDA ratio of 2.5x – 3.0x within 12 to 18 months of closing.

Improved Operational Efficiencies

•  Expect to realize at least U.S.$60 million of annual run-rate synergies within 12 to 18 months of closing, primarily achieved through overhead savings and operational efficiencies. This represents an increase from the previously announced U.S.$40 million of annual run-rate synergies within 12 to 18 months of closing.

Gross Margin	• 2022 estimated consolidated gross margin: U.S.$540 – U.S.$600 million, which represents an increase from the previously announced U.S.$500 – U.S.$600 million.

Enhanced Scale

•  2022 estimated adjusted EBITDA (inclusive of synergies): U.S.$355 – U.S.$405 million, which represents an increase from the previously announced U.S.$320 – U.S.$370 million.

•  2023 estimated adjusted EBITDA (inclusive of synergies): U.S.$380 – U.S.$420 million, which represents an increase from the previously announced U.S.$360 – U.S.$400 million.

Capital Expenditures and WIP

•  2022 estimated maintenance capital expenditures: U.S.$40 – U.S.$50 million, which is in line with previously announced guidance.

•  2022 estimated growth capital expenditures: U.S.$200 – U.S.$220 million.

•  2022 estimated WIP: U.S.$180 – U.S.$200 million, which has decreased from the previously announced U.S.$200 – U.S.$225 million.

•  2023 estimated maintenance capital expenditures: U.S.$40 – U.S.$50 million.

Total Expenditures

•  2022 estimated total expenditures: U.S.$470 – U.S.$500 million, which represents a decrease from the previously announced U.S.$500 – U.S.$525 million.

•  2023 estimated total expenditures: U.S.$170 – U.S.$210 million, which represents an increase from the previously announced U.S.$120 – U.S.$160 million.

Accretion to Enerflex Shareholders

•  Expected doubling of adjusted EBITDA and approximately 20% accretive to earnings per share and approximately 11% accretive to cash flow per share (subject to purchase price allocation to be determined upon closing), for Enerflex shareholders. This represents a decrease from the previously announced accretion to earnings per share and cash flow per share of 50%, primarily due to increased interest expense and timing associated with taxes.

(1) See the news release and investor presentation, both dated January 24, 2022 available on Enerflex’s website at www.enerflex.com and under Enerflex’s SEDAR profile at www.sedar.com for previously announced transaction-related guidance.

Description of Share Capital

Enerflex is authorized to issue an unlimited number of Enerflex Common Shares and an unlimited number of preferred shares. As of September 8, 2022, there were 89,680,695 Enerflex Common Shares issued and outstanding and no preferred shares outstanding. The following is a summary of the rights, privileges, restrictions, and conditions attached to the Enerflex Common Shares and preferred shares.

Enerflex Common Shares

Enerflex Shareholders are entitled to one vote per share at meetings of Enerflex Shareholders, to receive dividends if, as and when declared by the Enerflex Board and to receive pro rata the remaining property and assets of Enerflex upon its dissolution, liquidation or winding-up, subject to the rights of shares having priority over the Enerflex Common Shares.

Preferred Shares

Enerflex currently has no preferred shares outstanding, but preferred shares may be issued at any time in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Enerflex Board. Subject to the provisions of the CBCA, the Enerflex Board may by resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions, and conditions attached to each series of the preferred shares. Holders of Enerflex preferred shares are not entitled to vote at any meeting of Enerflex Shareholders, but may be entitled to vote if Enerflex fails to pay dividends on that series of preferred shares.

DIVIDENDS

The declaration of dividends is at the sole discretion of the Enerflex Board and is considered quarterly. The current practice of Enerflex is to make quarterly dividend payments to Enerflex Shareholders from its available cash, without impairing its growth potential. Enerflex may make additional dividends in excess of quarterly dividends during the year, as the Enerflex Board may determine from time to time.

Enerflex has declared and paid the following dividends, on the date and at the rates shown for each of the three most recently completed financial years.

Declaration Date	Date Paid or Payable	Rate Per Share
August 8, 2019	October 3, 2019	$0.105
November 7, 2019	January 9, 2020	$0.115
February 20, 2020	April 2, 2020	$0.115
May 7, 2020	July 2, 2020	$0.020
August 6, 2020	October 1, 2020	$0.020
November 5, 2020	January 7, 2021	$0.020
February 24, 2021	April 1, 2021	$0.020
May 5, 2021	July 8, 2021	$0.020
August 4, 2021	October 7, 2021	$0.020
November 4, 2021	January 6, 2022	$0.025
February 23, 2022	April 7, 2022	$0.025
May 4, 2022	July 7, 2022	$0.025
August 10, 2022	October 6, 2022	$0.025

Restrictions on Paying Dividends

There are many factors which may restrict the ability of Enerflex to declare dividends and to make a dividend payment to Enerflex Shareholders. Enerflex is restricted from paying dividends under the terms of the Merger Agreement, subject to the terms, exceptions and limitations of the Merger Agreement. See the section entitled “The Merger Agreement” in this Management Information Circular for more information. Further, Enerflex’s Bank Facility and the Enerflex Senior Notes, contain provisions which could limit the payment of dividends if certain financial covenants are not met.

As at August 10, 2022, Enerflex was in full compliance with these covenants. The declaration and payment of dividends are also subject to complying with the solvency tests set out in the CBCA. See also “Risk Factors – Access to Capital” in the Enerflex AIF.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the share and loan capitalization of Enerflex since June 30, 2022. As at the close of business on September 8, 2022, there were 89,680,695 Enerflex Common Shares issued and outstanding on a non-diluted basis and 93,013,306 Enerflex Common Shares on a fully-diluted basis (assuming all of the outstanding convertible securities of Enerflex were converted as of the date of this Management Information Circular).

PRIOR SALES

In the twelve month period prior to the date of this Management Information Circular, Enerflex has not sold or issued any Enerflex Common Shares, preferred shares, or securities convertible in Enerflex Common Shares or preferred shares of Enerflex, other than as follows:

Date of Issuance	Description of Transaction	Number and Type of Securities	Issue Price per Enerflex Common Share ($)
February 18, 2022	Issuance from treasury	2,120 Enerflex Common Shares	5.51

TRADING PRICE AND VOLUME

Enerflex is currently listed on the TSX under the symbol “EFX”. The following table presents the closing price per share of Enerflex Common Shares on the TSX on January 21, 2022, the last full trading day prior to the public announcement of the signing of the Merger Agreement and on September 8, 2022, the date of this Management Information Circular.

Date	Enerflex Common Shares
($)
January 21, 2022	7.90
September 8, 2022	6.56

The following table shows the monthly range of high and low intraday prices and the total monthly volumes of the Enerflex Common Shares, on the TSX, for the periods indicated. Numbers have been rounded to the nearest whole common cent.

Period	High ($)	Low ($)	Close ($)	Volume
2021
September	9.54	7.48	9.28	3,542,205
October	11.12	9.22	10.55	4,186,803
November	11.07	7.28	7.37	8,463,089
December	7.80	6.87	7.66	3,632,422
2022
January	8.69	6.25	7.20	10,100,252
February	7.99	7.12	7.83	7,320,942
March	8.71	7.35	8.01	6,760,846
April	9.70	7.93	8.86	5,670,700
May	8.85	7.38	7.85	6,597,796
June	8.31	5.89	6.07	7,749,510
July	6.21	4.99	5.90	8,442,544
August	6.94	5.42	6.59	7,562,797
September (1-8)	6.67	6.20	6.56	1,417,037

The above table shows only historical data. The data may not provide meaningful information to Enerflex Shareholders in determining whether to approve the Share Issuance Resolution. Enerflex Shareholders are urged to obtain current market quotations for Enerflex Common Shares and to review carefully the other information contained in, or incorporated by reference in, this Management Information Circular when considering whether to approve the Share Issuance Resolution.

MATERIAL CONTRACTS

The following is a list of each material contract of Enerflex, other than contracts entered into in the ordinary course of business, that were entered into by Enerflex since January 1, 2021 or prior to January 1, 2021 which are still in effect, the particulars of which are discussed below or elsewhere in this Management Information Circular:

•	the Merger Agreement; and
•	the Enerflex Voting Agreements.

The Merger Agreement

The Merger Agreement is summarized in the section entitled “The Merger Agreement” in this Management Information Circular, and the full text of the Merger Agreement is attached to this Management Information Circular as “Appendix B – Merger Agreement”.

The Enerflex Voting Agreements

The Enerflex Voting Agreements provide that each director and executive officer of Enerflex as at January 24, 2022, the date that the Transaction was announced, has agreed, among other things, to vote or cause to be voted all of their respective Enerflex Common Shares, beneficially owned or controlled, in favour of the Share Issuance Resolution and to otherwise support the Transaction and other related matters to be considered at the Enerflex Special Meeting. Although Messrs. Savidant and Boswell, and Ms. Wesley did not stand for re-election at the annual meeting of Enerflex Shareholders held on May 4, 2022, they remain bound by the terms of the Enerflex Voting Agreements.

RISK FACTORS

Risks related to the business of Enerflex are described under the heading “Risk Management” in the Enerflex Annual Report and “Risk Factors” in the Enerflex AIF both of which are incorporated by reference in this Management Information Circular. See the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” for the location of information incorporated by reference in this Management Information Circular. Risks related to the Transaction are described under the heading “Risk Factors” in the Management Information Circular.

LEGAL PROCEEDINGS AND REGULATORY ACTION

Except as publicly disclosed or discussed in the documents incorporated by reference in this Management Information Circular, Enerflex is not party to any material legal proceeding since the beginning of the most recently completed financial year, nor has it been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation within the three years immediately preceding the date hereof.

AVAILABLE INFORMATION

Enerflex files reports and other information with the securities commissions or similar authorities of each of the provinces and territories of Canada, including the documents incorporated by reference in this Management Information Circular. These reports, information and documents are available to the public free of charge electronically on SEDAR at www.sedar.com or on Enerflex’s website at www.enerflex.com/Investors/index.php.

APPENDIX G

INFORMATION CONCERNING THE COMBINED COMPANY

The following information about the combined company should be read in conjunction with the Enerflex documents incorporated by reference in this Management Information Circular and the information concerning Enerflex and Exterran appearing elsewhere in this Management Information Circular. See “Appendix E – Information Concerning Exterran Corporation” and “Appendix F – Information Concerning Enerflex Ltd.”. Capitalized terms used but not otherwise defined in this “Appendix G – Information Concerning the Combined Company” shall have the meanings ascribed to them in the Management Information Circular.

Information included in this section under the headings “Pro Forma Consolidated Capitalization” pertaining to Enerflex and Exterran, as applicable, has been furnished by Enerflex and Exterran, respectively. With respect to such information relating to Exterran, the Enerflex Board has relied exclusively upon Exterran, without independent verification by Enerflex. Although Enerflex does not have any knowledge that would indicate that such information is untrue or incomplete, neither Enerflex nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Exterran’s financial statements, or for the failure by Exterran to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding Enerflex or Exterran, please refer to their respective filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, as applicable.

GENERAL

The Merger will result in the acquisition by Enerflex of all of the issued and outstanding Exterran Common Stock (other than certain excluded shares as described in the Merger Agreement). Exterran Stockholders will receive 1.021 Enerflex Common Shares for every Exterran Common Stock held, representing approximately 27.5% of the Enerflex Common Shares following completion of the Transaction.

Corporate Overview and Description of the Business

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of Exterran Common Stock that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted automatically into the right to receive the Merger Consideration, being the Merger Consideration of 1.021 validly issued, fully paid and non-assessable Enerflex Common Shares per share of Exterran Common Stock.

Pursuant to the Merger Agreement, Merger Sub will merge with and into Exterran, with the Surviving Corporation becoming a direct wholly-owned Subsidiary of Enerflex pursuant to and in accordance with the laws of the State of Delaware.

Following the Transaction, the Enerflex Common Shares are expected to continue to trade on the TSX under the symbol “EFX” and the Enerflex Common Shares issuable to Exterran Stockholders pursuant to the Merger Agreement are expected to be listed on the NYSE, subject to official notice of issuance, and the TSX, subject to customary listing requirements. Following the Effective Time, it is expected that the Exterran Common Stock will be delisted from the NYSE.

Upon completion of the Transaction, the combined company will carry on the combined businesses of Enerflex and Exterran, with Exterran as a direct wholly-owned Subsidiary of Enerflex. Enerflex will continue to be governed by the CBCA, while Exterran will be governed by the DGCL.

For a description of the historical development of the businesses of Enerflex and Exterran, and, therefore, the business to be carried on by Enerflex following the Transaction, see “General – Description of the Business” in “Appendix F – Information Concerning Enerflex Ltd.” and “Description of Business – General” in “Appendix E – Information Concerning Exterran Corporation”, respectively.

Enerflex will continue to be governed by the CBCA, while Exterran, as direct wholly-owned Subsidiary to Enerflex, will be governed by the DGCL.

Calgary, Alberta, Canada will be the global headquarters of the combined company, with its executive and corporate head office located at Suite 904, 1331 Macleod Trail S.E. Calgary, Alberta T2G 0K3.

Organizational Chart

The following diagram sets forth the principal Subsidiaries of the combined company upon completion of the Transaction and their jurisdictions of incorporation or formation and the percentage of voting securities and restricted securities beneficially owned or controlled by Enerflex.

Notes:

(1)	Enerflex holds 100% of the economic interest.
(2)	Formerly named Enerflex Middle East SPC.

Description of Share Capital

Following the closing of the Transaction, the authorized share capital of Enerflex will be the same as the currently authorized share capital of Enerflex and the rights and restrictions of the Enerflex Common Shares will remain unchanged. See “General – Description of the Share Capital” in “Appendix F – Information Concerning Enerflex Ltd.”.

Based on pro forma figures as of the date hereof that give effect to the Transaction, it is anticipated that there will be: (i) an aggregate of 123,694,020 Enerflex Common Shares issued and outstanding; (ii) no Enerflex Restricted Share Awards issued and outstanding; (iii) 872,382 Enerflex RSU Awards issued and outstanding which may be settled in Enerflex Common Shares; and (iv) 3,332,341 Enerflex Options issued and outstanding upon completion of the Transaction. See “Pro Forma Consolidated Capitalization”.

OUTSTANDING ENERFLEX COMMON SHARES AND PRINCIPAL HOLDERS

To the knowledge of the directors and officers of Enerflex and Exterran, no persons will hold more than 10% of the Enerflex Common Shares following completion of the Transaction.

DIVIDENDS

It is anticipated that, following the closing of the Transaction, Enerflex will maintain its current dividend policy on the Enerflex Common Shares. Any future dividends by Enerflex will be declared and paid at the discretion of the Enerflex Board. There can be no assurance that any future dividends will be declared or paid by Enerflex or as to the amount or timing of those dividends, if any. See “Dividends” in “Appendix F – Information Concerning Enerflex Ltd.”.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements of Enerflex following the completion of the Transaction have been compiled from underlying financial statements of Enerflex and Exterran and prepared in accordance with IFRS to illustrate the effect of the Transaction. See “Unaudited Pro Forma Consolidated Financial Information” in this Management Information Circular.

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table summarizes Enerflex’s cash and cash equivalents, long-term liabilities and consolidated equity and debt capitalization at June 30, 2022, and as adjusted to give effect to the closing of the Transaction. For detailed information on the equity and debt capitalization of Enerflex and Exterran as at June 30, 2022, see the Enerflex Interim Financial Statements incorporated by reference into this Management Information Circular and the financial statements of Exterran attached to “Appendix E – Information Concerning Exterran Corporation”. Se also “Unaudited Pro Forma Consolidated Financial Information” in this Management Information Circular.

	As at June 30, 2022		As Adjusted at June 30, 2022 to give effect to the Transaction
	(thousands of $, except share count)

Cash and cash equivalents	147,078		130,841	(1)

Current portion of lease liabilities	13,127		19,704	(2)
Current portion of long-term debt	4,735	(2)	-
Long-term liabilities
Deferred tax liabilities	91,731		101,111	(3)
Long-term lease liabilities	39,834		72,592
Other long-term liabilities	12,413		148,198	(4)
Long-term debt	341,216		1,258,130	(5)
Total long-term debt	485,194		1,580,031

Total debt	503,056		1,599,735

Shareholders’ equity:
Enerflex Common Shares (approximately)	89,680,391		122,993,864

Share capital	375,540		587,414	(6)
Contributed surplus	659,537		659,537	(6)
Accumulated other comprehensive income	60,359		60,359	(6)
Retained earnings	283,461		177,194	(6)

Total shareholders’ equity	1,378,897		1,484,504
Total capitalization	1,881,953		3,084,239

Notes:

(1)	See Notes 4 and 5a to the unaudited pro forma consolidated financial statements of Enerflex following the completion of the Transaction.
(2)	See Note 5f to the unaudited pro forma consolidated financial statements of Enerflex following the completion of the Transaction.
(3)	See Note 5h to the unaudited pro forma consolidated financial statements of Enerflex following the completion of the Transaction.
(4)	See Notes 3c, 3d and 5g to the unaudited pro forma consolidated financial statements of Enerflex following the completion of the Transaction.
(5)	See Note 5f to the unaudited pro forma consolidated financial statements of Enerflex following the completion of the Transaction.
(6)	See Note 5i to the unaudited pro forma consolidated financial statements of Enerflex following the completion of the Transaction.

DIRECTORS AND OFFICERS

Board of Directors

At the Effective Time, all current members of the Enerflex Board will continue to serve as directors of Enerflex and one of the directors of Exterran, as of the date of the Merger Agreement, will be appointed to the Enerflex Board in accordance with the Merger Agreement.

Under the Merger Agreement, Enerflex agreed to take all actions necessary to designate and appoint one of the directors of Exterran to serve as a director on the Enerflex Board immediately after the Effective Time, until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with Enerflex’s constating documents.

Under the Merger Agreement, Enerflex agreed to take all actions necessary to cause the Exterran designated director to be nominated for election so that such director has the opportunity to be on the Enerflex Board for at least one year following the Effective Time.

Following the above-noted appointment, the Enerflex Board is expected to consist of 10 directors following the Effective Time, composed of the nine current members of the Enerflex Board and one current member of the Exterran Board. For additional information about Enerflex’s management and board of directors after Closing, see the section entitled “The Transaction – Board of Directors and Management of Enerflex after the Transaction”.

The Merger Agreement provides that the directors of Merger Sub as of immediately prior to the Effective Time will serve as the directors of the Surviving Corporation as of the Effective Time.

Management

Following completion of the Transaction, the members of Enerflex’s current executive management team will remain the same unless communicated otherwise in due course.

For additional information regarding the current directors and officers of Enerflex and Exterran, please refer, as applicable, to the Enerflex Annual Management Information Circular, which is incorporated by reference in this Management Information Circular and “Appendix E – Information Concerning Exterran Corporation”.

The Merger Agreement provides that the officers of Merger Sub as of immediately prior to the Effective Time will serve as the officers of the Surviving Corporation as of the Effective Time.

CREDIT RATINGS

In connection with its evaluation of the combination of Enerflex and Exterran, Enerflex considered the potential impact of the transaction on its credit ratings.

On March 21, 2022, S&P Global Ratings (“S&P”) and Fitch Ratings Ltd. (“Fitch”) each provided an initial credit rating for the pro forma outlook of the combined company. S&P’s initial corporate credit rating is BB- with a stable outlook and Fitch’s initial long-term issuer rating is BB- with a stable outlook.

No additional credit ratings updates relating to Enerflex or Exterran were provided by S&P, Fitch, or any other credit rating agency.

Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised entirely by a rating agency at any time if in its judgment circumstances so warrant.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BB- by S&P is within the fifth highest of 10 categories and is characterized as less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The addition of a “+” or “-” designation after a rating indicates the relative standing within the major rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A “Stable” outlook indicates that a rating is not likely to change.

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BB- is within the fifth highest of 11 categories and is assigned to debt securities considered to be speculative. BB- ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. A Fitch rating outlook indicates the direction a rating is likely to move over a one to two-year period, with rating outlooks falling into four categories: “Positive”, “Negative”, “Stable” or “Evolving”. Rating outlooks reflect financial or other trends that have not yet reached or have not been sustained at a level that would trigger a rating action, but which may do so if such trends continue. A Positive outlook indicates an upward trend on the rating scale. Positive or Negative outlooks do not imply that a rating change is inevitable and similarly, ratings with Stable outlooks can be raised or lowered without prior revision of the outlook. Where the fundamental trend has strong, conflicting elements of both positive and negative, the rating outlook may be described as Evolving.

Enerflex has made payments to each of S&P and Fitch in connection with the assignment of ratings to its indebtedness. Enerflex has not made any payments in respect of other services provided to Enerflex by each of S&P and Fitch during the last two (2) years.

RISK FACTORS

Risks related to the business of Enerflex are described under the heading “Risk Management” in the Enerflex Annual Report and “Risk Factors” in the Enerflex AIF both of which are incorporated by reference in this Management Information Circular. Risks related to the business of Exterran are described in “Appendix E – Information Concerning Exterran Corporation”. Risks related to the Transaction are described under the heading “Risk Factors” in the Management Information Circular.

The combined company’s operations in Argentina will be subject to increasing geopolitical risks.

The Central Bank of Argentina has continued to maintain certain capital and currency controls that will restrict the combined company’s ability to access U.S. dollars in Argentina and remit earnings from its Argentine operations. As a result, the combined company’s net investment in its Argentine operations is likely to continue to increase as the combined company generates net income in its Argentine franchise and its earnings cannot be remitted.

A former employee of Exterran has been preliminarily awarded a substantial sum for back pay that would be material to the combined company if it is unable to successfully appeal, resolve or otherwise settle the claim.

On February 24, 2022, the Labor Board awarded a former employee of one of Exterran’s subsidiaries approximately U.S.$120 million in connection with a dispute relating to the employee’s severance pay following termination of his employment. See “Note 15 - Commitments and Contingencies-Litigation and Claims” to Exterran’s quarterly financial statements attached as Schedule B to “Appendix E – Information Concerning Exterran Corporation” and “Legal Proceedings and Regulatory Actions” in “Appendix E – Information Concerning Exterran Corporation”. Exterran believes that although it may incur some loss with respect to such matter, the ultimate resolution of this matter will not be material to Exterran. See also “The Transaction – Background of the Transaction – Events Subsequent to the Execution of the Merger Agreement”.

Social unrest at an Exterran worksite may have an adverse effect on the combined company.

Enerflex has been made aware of incidences of social unrest that occurred in June and July 2022 at an Exterran project worksite in Kurdistan. As a consequence of the security concerns arising from this unrest, Exterran project personnel were temporarily moved to a nearby secure location. Enerflex has been advised by Exterran that the project has been delayed for three months and may experience further delay. Enerflex has also been advised by Exterran that while the cause of the social unrest is not known, Exterran expects that the project will ultimately be completed. Exterran’s belief is supported by, among other matters, the positive financial profile of the project for its customer, the overall importance of the project to the Kurdistan region, and the fact that the U.S. federal government has provided approximately U.S.$250 million of financing for the project.

All payments owed to Exterran to date under the project contract have been paid, and Exterran has advised Enerflex that it has begun to receive payments for additional costs incurred because of the recent delay. Exterran has advised Enerflex that it expects to receive further such payments. Under the project contract, Exterran is entitled to additional milestone payments as the project progresses as well as monthly payments commencing at takeover (as such term is defined in the project contract).

Exterran believes that work on the project will resume during the fourth quarter of 2022. In the unlikely event that the project is terminated, Exterran will be entitled to recover its costs and expenses although it may not be entitled to any profits recognized but not yet received. The reversal of the receivable associated with the unpaid profits would result in a one-time non-cash impact to EBITDA of the combined company, which could be up to approximately U.S.$40 million based on amounts recognized to date. See “The Transaction – Background of the Transaction – Events Subsequent to the Execution of the Merger Agreement”.

Enerflex and Exterran may have difficulty attracting, motivating, and retaining key employees in light of the combination of Enerflex and Exterran.

Enerflex’s success after Closing will depend in part on the ability of Enerflex to retain key employees with critical skills and knowledge which are crucial for the combined company to achieve key milestones and synergy realization. Uncertainty about the effect of the Transaction on Enerflex and Exterran employees may have an adverse effect on each of Enerflex and Exterran separately and consequently the combined company. This uncertainty may impair Enerflex’s and/or Exterran’s ability to attract, retain, and motivate key personnel. Employee retention may be particularly challenging during the pendency of the Transaction, as employees of Enerflex and Exterran may experience uncertainty about their future roles in the combined company.

Additionally, Exterran’s officers and employees may hold shares of Exterran Common Stock, and, if the Transaction closes, these officers and employees may be entitled to the Merger Consideration in respect of such shares of Exterran Common Stock. Under agreements between Exterran and certain of its key employees, such employees could potentially resign from employment on or after the Effective Time following specified circumstances constituting good reason or constructive termination (as set forth in the applicable agreement) that could result in severance payments to such employees and accelerated vesting of their equity awards. These payments and accelerated vesting benefits, individually or in the aggregate, could make retention of Exterran key employees more difficult.

Furthermore, if key employees of Enerflex or Exterran depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security, or a desire not to become employees of the combined company, Enerflex may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company’s ability to realize the anticipated benefits and synergies of the Transaction may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that Enerflex and Exterran have been able to attract or retain employees in the past.

In 2022, both Enerflex and Exterran have revised their short-term incentive programs for 2022 to promote retention of employees and incentivize the achievement of the Closing and the associated synergy targets. Upon the occurrence of the Closing or the achievement of certain synergy targets, Enerflex may award key employees of the combined company cash bonuses or equity awards to recognize individual contributions and encourage retention. These arrangements may require the payment of bonuses as determined by the Enerflex Board. The amounts and recipients under such programs have yet to be determined.

Lawsuits arising out of or relating to the Merger Agreement or the Transaction may have an adverse effect on the combined company if a resolution is not reached prior to Closing

Following announcement of the Transaction, four purported Exterran Stockholders filed substantially similar lawsuits under Section 14(a) and Section 20(a) of the Exchange Act (the “Merger Claims”). One suit was filed in the U.S. District Court for the Southern District of New York. Two were filed in the U.S. District Court for the Eastern District of New York. The fourth suit was filed in the U.S. District Court for the Eastern District of Pennsylvania. The suit filed in the U.S. District Court for the Southern District of New York, along with one of the two suits filed in the U.S. District Court for the Eastern District of New York, have been voluntarily dismissed. The other two suits remain pending. The suits assert claims that Exterran made misleading or materially incomplete disclosures regarding the Transaction in the Form F-4, including but not limited to claims that the Form F-4 omitted material information regarding the financial projections provided to Exterran’s financial advisor, the valuation analyses performed by Exterran’s financial advisor, and alleged conflicts of Exterran officers and directors with respect to the Transaction. The complaints generally name Exterran and its directors as defendants and seek declarative and injunctive relief, damages, costs, expenses, and other relief. Exterran and the Exterran board of directors believe the lawsuits are without merit and intend to vigorously defend against them. Additional lawsuits arising out of or relating to the Merger Agreement or the Transaction may be filed in the future. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding, including the Merger Claims, could have an adverse effect on the combined company’s operating results or financial performance.

Enerflex and Exterran are exposed to uncertainties concerning the interpretation and application of tax laws in various jurisdictions

In the normal course of their businesses, Enerflex and Exterran take various tax filing positions without the assurance that tax authorities will accept and not challenge such positions. In addition, due to the complexity and nature of their corporate structures and operations, Enerflex and Exterran are subject to further uncertainties concerning the interpretation and application of tax laws in various jurisdictions and one or more taxing jurisdictions could seek to impose incremental or new taxes on Enerflex or Exterran or any of their subsidiaries and/or they could be subject to assessment, reassessment, audit, investigation, inquiry or judicial or administrative proceedings by any such taxing jurisdiction. If the combined company is unable to resolve any of these proceedings favourably, there may be a material adverse effect on the combined company. After Enerflex’s combination with Exterran, Enerflex may fail to realize projected benefits and cost savings of the combination, which could adversely affect the value of Enerflex Common Shares.

MORROW SODALIIf you have any questions or require any assistance in executing your proxy or voting instruction form, call Enerflexs strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, at:North American Toll-Free Number: 1.888.999.3016Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075 North American Toll-Free Facsimile: 1.877.218.5372Email: assistance@morrowsodali.comENERFLEX LTD. (TSX: EFX)Suite 9041331 Macleod Trail SECalgary, Alberta, Canada T2G 0K3Telephone: 1.403.387.6377 Email: info@enerex.com

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This Notice of special meeting and management information circular contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex, Exterran, or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “create”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions are intended to identify forward-looking information. In particular, this news release includes (without limitation) forward-looking information pertaining to the Special Meeting being called to consider the Transaction and the timing in connection therewith, the expected growth of recurring revenues and adjusted EBITDA and the timing in connection therewith, the expected EPS and CFPS accretion and the timing in connection therewith, the value to be unlocked by reducing cyclicality, enhancing margins, and delivering substantial cost and revenue synergies and the timing associated therewith, the closing of the Transaction in the fourth quarter of 2022, the receipt of required shareholder approvals along with other customary closing conditions and the timing associated therewith, and the timing of the Exterran Special Meeting of Stockholders.

All forward-looking information in this news release is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the satisfaction of closing conditions to the Transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Enerflex and Exterran; the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; expectations and implications of changes in government regulation, laws, and income taxes; environmental, social, and governance matters; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information included in this news release, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this news release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the completion and related timing for completion of the Transaction; the ability of Enerflex and Exterran to timely receive any necessary shareholder, lender, or other third-party approvals to satisfy the closing conditions of the Transaction, if at all; interloper risk; the ability to complete the Transaction on the terms contemplated by Enerflex and Exterran, or at all; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; consequences of not completing the Transaction, including the volatility of the share prices of Enerflex and Exterran, negative reactions from the investment community, and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of management’s time and attention on the Transaction and other disruptions arising from the Transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form (“AIF”) and Exterran’s Form 10-K, each for the year ended December 31, 2021, and in Enerflex’s Management’s Discussion and Analysis and Exterran’s Form 10-Q, each for the three and six months ended June 30, 2022, available on SEDAR and EDGAR, respectively.

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The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this news release is made as of the date of this news release and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

NO OFFER OR SOLICITATION

This news release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, Enerflex and Exterran have filed and will file relevant materials with the SEC. These materials include a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively. The proxy statement/prospectus contains, and the definitive proxy statement/prospectus will contain, important information about the proposed Transaction and related matters. The Circular contains a detailed description of the Transaction and is available under Enerflex’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Enerflex’s website at www.enerflex.com. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND/OR THE CIRCULAR CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the Transaction and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, and with SEDAR, may be obtained free of charge from the SEDAR website at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge on Enerflex’s website at www.enerflex.com. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada T2G 0K3, or by calling 1 (403) 387-6377. The documents filed by Exterran with the SEC may be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling 1 (281) 836-7000.

PARTICIPANTS IN THE SOLICITATION

Enerflex, Exterran, and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021, and may also be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling 1 (281) 836-7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s AIF, which was filed with SEDAR on February 23, 2022. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s website at www.enerflex.com. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada T2G 0K3, or by calling 1 (403) 387-6377. Additional information regarding the interests of all such individuals in the proposed Transaction is included in the proxy statement relating to the Transaction as filed with the SEC, as amended.

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